As filed with the U.S. Securities and Exchange Commission on November 13, 2012
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Old Line Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Maryland	6022	20-0154352
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-2544
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland 20716
(301) 430-2544
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Frank C. Bonaventure, Esq. Ober, Kaler, Grimes & Shriver, P.C. 100 Light Street Baltimore, Maryland 21202 (410) 685-1120	Phillip C. Bowman Chief Executive Officer WSB Holdings, Inc. 4201 Mitchellville Road Suite 200 Bowie, Maryland 20716 (301) 352-3120	Andrew D. Bulgin, Esq. Gordon Feinblatt LLC 233 East Redwood Street Baltimore, Maryland 21202 (410) 576-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer ☐
Non–accelerated filer☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	2,963,653 (1)	N/A	$28,881,149(2)	$3,939.39

(1)
Represents the maximum number of shares of Old Line Bancshares, Inc. common stock estimated to be issuable upon the completion of the merger described herein.  In accordance with Rule 416 under the Securities Act of 1933, this Registration Statement shall also register any additional shares of the Registrant’s common stock that may become issuable pursuant to dilution resulting from stock splits, stock dividends, and similar transactions.

(2)
Pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the product of (A) the average of the high and low prices of WSB Holdings, Inc. common stock on November 12, 2012 ($5.7155) as reported on the NASDAQ Capital Market and (B) 8,029,107, the estimated maximum number of shares of WSB Holdings, Inc. common stock to be received by Old Line Bancshares, Inc. in the merger, less $17,009,212 (the amount of cash expected to be paid by Old Line Bancshares, Inc. in the merger).

The information in this joint proxy statement/prospectus is not complete and may be changed.  We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective.  This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 13, 2012

OLD LINE BANCSHARES, INC.                                                                                     WSB HOLDINGS, INC.

Joint Proxy Statement/Prospectus
Merger Proposal – Your Vote is Very Important

The boards of directors of Old Line Bancshares, Inc. and WSB Holdings, Inc. have agreed to a strategic combination of the two companies under the terms of an Agreement and Plan of Merger, dated as of September 10, 2012, as amended.  Under the terms of the merger agreement, WSB Holdings will be merged with and into Old Line Bancshares, with Old Line Bancshares surviving the merger.

If the merger is completed, WSB Holdings stockholders will have the right to receive for each share of WSB Holdings stock they own, at their election, (i) $6.09 in cash, (ii) approximately 0.5608 shares of Old Line Bancshares common stock, or (iii) a combination of cash and Old Line Bancshares common stock, subject to adjustment and the proration provisions described in this joint proxy statement/prospectus whereby 2,792,974 (approximately 35%) shares of WSB Holdings’ outstanding common stock will be exchanged for cash and the remaining outstanding shares (approximately 65%) of WSB Holdings common stock will be exchanged for shares of Old Line Bancshares common stock, as further described in the attached joint proxy statement/prospectus.  Cash will be paid in lieu of any fractional shares.  The value of the per-share and aggregate stock consideration will depend on the market price of Old Line Bancshares common stock on the effective date of the merger.  The value per share of the cash consideration and the stock consideration will also depend on the applicability and extent of any adjustments.

After the merger, Old Line Bancshares stockholders will continue to own their existing shares of Old Line Bancshares common stock.  Old Line Bancshares common stock is traded on the NASDAQ Capital Market under the symbol “OLBK.”

Stockholders of Old Line Bancshares will be asked to vote on approval of the merger agreement and the merger at the Old Line Bancshares special meeting.  Stockholders of WSB Holdings will be asked to vote on approval of the merger agreement at the special meeting for WSB Holdings.  We cannot complete the merger unless we obtain the required approval of the stockholders of each of Old Line Bancshares and WSB Holdings.  The merger agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of common stock of WSB Holdings and the merger agreement and the merger must be approved by the holders of a majority of the outstanding shares of common stock of Old Line Bancshares.

The Boards of Directors of WSB Holdings, Inc. and Old Line Bancshares, Inc. recommend that you vote “FOR” approval of the merger agreement and the merger.

You should read this document and all annexes carefully.  Before making a decision on how to vote, you should consider the “Risk Factors” discussion beginning on page 18 of this document.

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document.  Any representation to the contrary is a criminal offense.  The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This joint proxy statement/prospectus is dated ________ __, 2012 and is first being mailed to Old Line Bancshares, Inc. stockholders and WSB Holdings, Inc. stockholders on or about ________ __, 2012.

OLD LINE BANCSHARES, INC.
1525 Pointer Ridge Place
Bowie, Maryland  20716

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON ___________ AT ______

A Special Meeting of Stockholders of Old Line Bancshares, Inc., a Maryland corporation, will be held on ____________, at ______, local time, at Old Line Bancshares, Inc.’s office located at 1525 Pointer Ridge Place, Bowie, Maryland for the purpose of considering and voting upon the following:

1.
A proposal to approve the Agreement and Plan of Merger dated September 10, 2012, as amended, as the agreement may be amended from time to time, by and between Old Line Bancshares, Inc. and WSB Holdings, Inc., pursuant to which WSB Holdings, Inc. will merge with and into Old Line Bancshares, Inc., with Old Line Bancshares, Inc. as the surviving entity, and the merger contemplated by the merger agreement, as more fully described in the accompanying joint proxy statement/prospectus.

2.
A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the stockholders at the meeting, as more fully described in the accompanying joint proxy statement/prospectus.

3.	To act upon any other matter that may properly come before the special meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on ___________ will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the special meeting, we urge you to return the enclosed proxy form in order to indicate your vote as soon as possible.  To complete the merger, the merger agreement and the merger must be approved by the holders of a majority of the issued and outstanding common stock of Old Line Bancshares, Inc.  Abstentions, the failure to vote and shares that you have not authorized your broker to vote (or “broker non-votes”) will have the same effect as votes against approval of the merger agreement and the merger.  Whether or not you intend to attend the special meeting, please vote as promptly as possible by signing, dating and mailing the proxy card, by telephone by calling 1-800-690-6903 and following the voice mail prompts or over the Internet by following the instructions at www.proxyvote.com.  You will need information from your proxy card or electronic delivery notice to submit your proxy.

If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by written notice to Old Line Bancshares, Inc., by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you wish to attend the special meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

You are cordially invited to attend the meeting in person.

By Order of the Board of Directors,
/s/ Christine M. Rush
Christine M. Rush, Secretary
Bowie, Maryland
__________ __, 201_

WSB HOLDINGS, INC.
4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON ___________ AT ________

A Special Meeting of Stockholders of WSB Holdings, Inc., a Delaware corporation, will be held on __________, at 10:00 A.M., local time, at _________________, Maryland for the purpose of considering and voting upon the following:

1.
A proposal to approve the Agreement and Plan of Merger dated September 10, 2012, as amended, as the agreement may be amended from time to time, by and between Old Line Bancshares, Inc. and WSB Holdings, Inc., pursuant to which WSB Holdings, Inc. will merge with and into Old Line Bancshares, Inc., with Old Line Bancshares, Inc. as the surviving entity, as more fully described in the accompanying joint proxy statement/prospectus.

2.
An advisory (nonbinding) vote to approve “golden parachute compensation” payable under existing agreements or arrangements that certain WSB Holdings, Inc. officers will receive in connection with the merger.

3.
A proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of additional proxies in the event there are not sufficient votes at the time of the meeting to approve the matters to be considered by the stockholders at the meeting, as more fully described in the accompanying joint proxy statement/prospectus.

4.	To act upon any other matter that may properly come before the special meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on _________ will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

You are cordially invited to attend the meeting in person.  Whether or not you plan to attend the special meeting, however, we urge you to return the enclosed proxy form in order to indicate your vote as soon as possible.  To complete the merger, the merger agreement must be approved by the holders of a majority of the issued and outstanding shares of common stock of WSB Holdings.  An abstention, a failure to vote and a broker non-vote will have the same effect as a vote against approval of the merger agreement.  Whether or not you intend to attend the special meeting, please vote as promptly as possible by signing, dating and mailing the proxy card, by telephone by calling 1-800-PROXIES (1-800-776-9437) and following the voice mail prompts or over the Internet by following the instructions at www.voteproxy.com.  You will need information from your proxy card to submit your proxy.  If you attend this meeting, you may vote in person or by your executed proxy.  If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by written notice to WSB Holdings, Inc., by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you wish to attend the special meeting and vote in person and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

The document that accompanies this notice provides you with detailed information about the proposed merger. It also contains or references information about Old Line Bancshares, Inc. and WSB Holdings, Inc. and related matters. You are encouraged to read this document carefully.  In particular, you should read the “Risk Factors” section beginning on page 18 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you.

By Order of the Board of Directors,

/s/ William J. Harnett
William J. Harnett, Chairman of the Board of Directors
Bowie, Maryland
_________ __, 201_

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS	1
SUMMARY	6
MARKET PRICE AND DIVIDEND INFORMATION, RELATED STOCKHOLDER MATTERS	16
COMPARATIVE PER SHARE DATA	17
RISK FACTORS	18
Risk Factors Related to the Merger in General	18
Risk Factors Relating to Old Line Bancshares’ Business	21
Additional Risk Factors Associated with WSB Holdings	26
Risk Factors as they Relate to WSB Holdings Stockholders in Connection with the Merger	27
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	29
THE OLD LINE BANCSHARES SPECIAL MEETING	33
Date, Time and Place	33
Purpose of the Special Meeting	33
Recommendation of the Board of Directors of Old Line Bancshares	33
Record Date; Stockholders Entitled to Vote	33
Quorum	33
Vote Required	33
Abstentions and Failure to Vote	34
Voting of Proxies	34
Shares held in Street Name	35
Revocability of Proxies	35
Solicitation of Proxies	35
THE WSB HOLDINGS SPECIAL MEETING	36
Date, Time and Place	36
Purpose of the Special Meeting	36
Recommendation of the Board of Directors of WSB Holdings	36
Record Date; Stockholders Entitled to Vote	36
Quorum	37

Vote Required	37
Abstentions and Failure to Vote	37
Voting of Proxies	38
Shares held in Street Name	38
Revocability of Proxies	39
Solicitation of Proxies	39
OWNERSHIP OF OLD LINE BANCSHARES COMMON STOCK	40
OWNERSHIP OF WSB HOLDINGS COMMON STOCK	42
THE MERGER AGREEMENT AND THE MERGER	43
General	43
Background of the Merger	43
Old Line Bancshares’ Reasons for the Merger	48
WSB Holdings’ Reasons for the Merger	50
Opinion of Old Line Bancshares’ Financial Advisor	51
Opinion of WSB Holdings’ Financial Advisor	63
Terms of the Merger	71
Effects of the Merger	71
Consideration to be Paid in the Merger	71
What WSB Holdings Stockholders Will Receive in the Merger	72
WSB Holdings Price Termination Right	73
Election and Exchange Procedures	74
Allocation Procedures and Proration	76
Treatment of WSB Holdings Stock Options	77
Old Line Bancshares Common Stock	77
Effective Date	77
Representations and Warranties	77
Conduct of Business Pending the Merger	79
Conditions to the Merger	82
Amendment; Waiver	84
Termination	84
Termination Fee	85
No Solicitation of Other Transactions	86

Expenses	86
Regulatory Approvals	86
Management and Operations After the Merger	88
Employment; Severance	88
Employee Benefits	89
Interests of Directors, Officers and Others in the Merger	89
Golden Parachute Compensation for WSB Holdings Named Executive Officers	89
Payments to Chairman and Other Executive Officers of WSB Holdings	90
No Golden Parachute or Other Compensation Payable to Old Line Bancshares Named Executive Officers	92
Share Ownership and Merger Consideration to be Received by WSB Holdings’ Directors and Executive Officers	92
Indemnification and Insurance	92
Board Positions and Compensation	93
Support Agreements	93
Voting Trust Agreement; Share Election Agreement	93
Regulatory Matters Regarding WSB Holdings and The Washington Savings Bank	94
Accounting Treatment	96
Certain Federal Income Tax Consequences	97
Restrictions on Sales of Shares by Certain Affiliates	100
Stock Exchange Listing	100
Appraisal Rights	100
LITIGATION RELATED TO THE MERGER	104
DESCRIPTION OF OLD LINE BANCSHARES CAPITAL STOCK	104
COMPARISON OF STOCKHOLDER RIGHTS	108
Capitalization	109
Voting Rights Generally	109
Board of Directors	110
Nominations of Directors	111
Standard of Conduct for Directors	111
Amendments to the Articles of Incorporation	112

Amendments to Bylaws	112
Limited Liability	112
Indemnification	113
Special Stockholders’ Meetings	114
Stockholder Action Without A Meeting	114
Preemptive Rights	114
Appraisal Rights	115
Inspection Rights	115
EXPERTS	115
LEGAL MATTERS	116
INFORMATION ABOUT OLD LINE BANCSHARES, INC. AND OLD LINE BANK	116
Business of Old Line Bancshares, Inc.	116
Business of Old Line Bank	116
OLD LINE BANCSHARES, INC. - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	136
DIRECTORS AND EXECUTIVE OFFICERS OF OLD LINE BANCSHARES, INC.	206
EXECUTIVE COMPENSATION - OLD LINE BANCSHARES, INC.	212
OLD LINE BANCSHARES, INC. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	220
INFORMATION ABOUT WSB HOLDINGS, INC. AND THE WASHINGTON SAVINGS BANK, F.S.B.	221
WSB HOLDINGS, INC. – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	241
WSB HOLDINGS, INC. – INFORMATION ABOUT DIRECTORS TO BE APPOINTED TO OLD LINE BANCSHARES’ BOARD OF DIRECTORS	264
WHERE YOU CAN FIND MORE INFORMATION	266
FINANCIAL STATEMENTS	F-1

ANNEX A	AGREEMENT AND PLAN OF MERGER AND AMENDMENT NO. 1 THERETO	A-1

ANNEX B	OPINION OF AMBASSADOR FINANCIAL GROUP, INC	B-1

ANNEX C	OPINION OF RP® FINANCIAL, LC	C-1

ANNEX D	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	D-1

THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS INFORMATION ABOUT OLD LINE BANCSHARES, INC. AND WSB HOLDINGS, INC. THAT IS NOT INCLUDES IN OR DELIVERED WITH THIS DOCUMENT.  THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON WRITTEN OR ORAL REQUEST.  OLD LINE BANCSHARES’ STOCKHOLDERS MAY REQUEST SUCH INFORMATION FROM CHRISTINE M. RUSH AT (301) 430-2544 OR 1525 POINTER RIDGE PLACE, BOWIE, MARYLAND 20716.   WSB HOLDINGS STOCKHOLDERS MAY REQUEST SUCH INFORMATION FROM CAROL RAMEY AT (301) 352-3120 OR 4201 MITCHELLVILLE ROAD, SUITE 200, BOWIE, MARYLAND 20716.  YOU MUST REQUEST THIS INFORMATION BY _______________.

v

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following are some questions that you, as a stockholder of Old Line Bancshares or WSB Holdings, may have regarding the merger agreement, the merger and the other matters being considered at the special meetings and the answers to those questions.  Old Line Bancshares and WSB Holdings urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings.  Additional important information is also contained in the annexes to this document.

Q:	Why am I receiving this document?
A:
Old Line Bancshares and WSB Holdings have agreed to the merger of WSB Holdings with and into Old Line Bancshares, which we refer to as the “merger,” pursuant to the terms of a merger agreement that is described in this document.  A copy of the merger agreement is attached to this document as Annex A.  Each company will hold a special meeting of stockholders for the purpose of voting on the merger and certain related proposals.  This document constitutes each company’s proxy statement, and it also constitutes a prospectus covering the shares of Old Line Bancshares common stock that will be issued to stockholders of WSB Holdings in the merger.

In order to complete the merger, Maryland law requires that the stockholders of Old Line Bancshares vote to approve the merger and Delaware law requires that the stockholders of WSB Holdings vote to approve the merger agreement.  In addition, the rules of the NASDAQ Stock Market LLC require that Old Line Bancshares stockholders approve the merger since the shares it will issue to WSB Holdings stockholders in the merger will be in excess of 20% of its current outstanding shares of common stock and voting power.

In addition, WSB Holdings stockholders will be asked to approve certain “golden parachute compensation” that Old Line Bancshares could be required to pay to Kevin P. Huffman, the President and Chief Operating Officer of WSB Holdings, in connection with the merger.  Rules of the U.S. Securities and Exchange Commission, or SEC, require WSB Holdings to seek a non-binding advisory vote with respect to certain “golden parachute compensation” that WSB Holdings’ named executive officers will receive in connection with the merger.

Finally, both Old Line Bancshares and WSB Holdings stockholders will be asked to vote on a proposal to adjourn their special meetings to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the meetings to approve the matters to be considered by the stockholders.

Old Line Bancshares and WSB Holdings will hold separate special meetings to obtain these approvals.  This joint proxy statement/prospectus contains important information about the merger and the meetings of the stockholders of Old Line Bancshares and WSB Holdings, and you should read it carefully.  The enclosed voting materials allow you to vote your shares without actually attending your respective stockholder meeting.

Your vote is important.  We encourage you to vote as soon as possible.

Q:	When and where will the stockholder meetings be held?
A:
The Old Line Bancshares special meeting will be held at its office located at 1525 Pointer Ridge Place, Bowie, Maryland, on __________ at ______.  The WSB Holdings special meeting will be held at ______________, on __________ at _____.

Q:	How do I vote?
A:
Old Line Bancshares.  If you are a stockholder of record of Old Line Bancshares as of the record date, you may vote in person by attending the Old Line Bancshares special meeting or by signing and returning the enclosed proxy card in the postage-paid envelope provided.  You may also vote by telephone by calling 1-800-690-6903 and following the voice mail prompts or over the Internet by following the instructions at www.proxyvote.com.

WSB Holdings.  If you are a stockholder of record of WSB Holdings as of the record date, you may vote in person by attending the WSB Holdings special meeting or by signing and returning the enclosed proxy card in the postage-paid envelope provided.  You may also vote by telephone by calling 1-800-PROXIES (1-800-776-9437) and following the voice mail prompts or over the Internet by following the instructions at www.voteproxy.com.

If you hold shares of common stock of Old Line Bancshares or WSB Holdings in the name of a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented and voted at your stockholder meeting.

Q:	What vote is required to approve each proposal?
A:
Old Line Bancshares.  The proposal at the Old Line Bancshares special meeting to approve the merger agreement and the merger requires the affirmative vote of holders of a majority of the outstanding shares of Old Line Bancshares common stock entitled to vote on the proposal.

As of the record date for the Old Line Bancshares special meeting, there were __________ shares of Old Line Bancshares common stock issued and outstanding and entitled to vote, and directors and executive officers of Old Line Bancshares and their affiliates are entitled to vote __.__% of those shares.

WSB Holdings.  The proposal at the WSB Holdings special meeting to approve the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of WSB Holdings common stock entitled to vote on the proposal.  Therefore, an abstention, a failure to vote and a broker non-vote will each have the effect of a vote against this proposal.

Approval of the advisory (nonbinding) vote to approve “golden parachute compensation” that may be paid to Kevin P. Huffman in connection with the merger requires the affirmative vote of the majority of shares of WSB Holdings common stock present in person or represented by proxy at the special meeting and entitled to vote. Therefore, an abstention will count as a vote against this proposal, but a failure to vote and a broker non-vote will each have no effect on the outcome of this proposal.

As of the record date for the WSB Holdings special meeting, there were ___________ shares of WSB Holdings common stock issued and outstanding and entitled to vote, and directors, executive officers and their affiliates were entitled to vote ____% of such shares.  The directors of WSB Holdings are entitled to vote ___% of the shares of WSB Holdings common stock that are issued and outstanding and entitled to vote as of the record date, and all have agreed, in writing, to vote their shares of WSB Holdings common stock in support of the merger agreement.

Each of the special meetings may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposal.  The affirmative vote of the holders of a majority of the shares of common stock cast on the matter at these special meetings is required to adjourn such special meeting.

Q:	How do the boards of directors of each of Old Line Bancshares and WSB Holdings recommend that I vote on the proposals?
A:
The board of directors of Old Line Bancshares recommends that you vote “FOR” approval of the merger agreement and the merger.

The board of directors of WSB Holdings recommends that you vote “FOR” approval of the merger agreement and “FOR” approval of the advisory vote on the “golden parachute compensation” that may be paid to Kevin P. Huffman in connection with the merger.

Q:	How many votes do I have?
A:
Old Line Bancshares.  You are entitled to one vote for each share of Old Line Bancshares common stock that you owned as of the record date.

WSB Holdings.  You are entitled to one vote for each share of WSB Holdings common stock that you owned as of the record date.

Q:	What will happen if I fail to vote or I abstain from voting?
A:
If you fail to vote or fail to instruct your bank, broker or other nominee to vote or abstain from voting, it will have the same effect as a vote against the proposal to approve the merger agreement and (in the case of Old Line Bancshares) the merger.

If you are an Old Line Bancshares stockholder, then assuming a quorum is present, an abstention or the failure to vote will have no effect on the proposal to approve the adjournment of the Old Line Bancshares special meeting, if necessary, to solicit additional proxies.  For this purpose, a quorum will be present if holders of at least a majority of the outstanding shares of common stock as of the record date are present, in person or by proxy, at the special meeting.

If you are a WSB Holdings stockholder, then assuming a quorum is present, an abstention will have the effect of a vote against the proposal to approve the “golden parachute compensation” that may be paid to Kevin P. Huffman in connection with the merger and the proposal to approve the adjournment of the Old Line Bancshares special meeting, if necessary, to solicit additional proxies, but the failure to vote will have no effect on these proposals.

Q:	If my shares are held in street name by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?
A:
No.  If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), your broker, bank or other nominee will not vote your shares of Old Line Bancshares or WSB Holdings common stock unless you provide voting instructions to your broker, bank or other nominee.  You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this joint proxy statement/prospectus.  Please note that you may not vote shares held in street name by returning a proxy card directly to Old Line Bancshares or WSB Holdings or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or nominee.

Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the Old Line Bancshares common stock or WSB Holdings common stock represented by your proxy will be voted in favor of that proposal.

Q:	What if I fail to submit my proxy card or to instruct my broker, bank or other nominee to vote?
A:
If you fail to properly submit your proxy card or otherwise vote as instructed on the proxy card, or fail to properly instruct your broker, bank or other nominee to vote your shares of Old Line Bancshares common stock or WSB Holdings common stock and you do not attend the applicable special meeting and vote your shares in person, your shares will not be voted.  This will have the same effect as a vote against approval of the merger agreement and the merger.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?
A:
Yes.  You can change your vote at any time before your proxy is voted at your special meeting.  You can do this in one of three ways:

•  you can send a signed notice of revocation;

•  you can grant a new, valid proxy bearing a later date; or

•  if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Old Line Bancshares or Secretary of WSB Holdings, as appropriate, no later than the beginning of the applicable special meeting.  If your shares are held in street name by your bank, broker or other nominee, you should follow the directions you receive from your bank, broker or other nominee to change your voting instructions, or contact your broker, bank or other nominee if no such instructions are provided.

Q:	What will happen if stockholders of WSB Holdings do not approve the “golden parachute compensation” that may be paid to Kevin P. Huffman in connection with the merger?
A:
The vote with respect to the “golden parachute compensation” is an advisory vote and will not be binding on WSB Holdings or Old Line Bancshares.  Approval of this compensation is not a condition to completion of the merger.  Therefore, if the merger is approved and subsequently completed, the compensation will still be paid to Mr. Huffman, assuming he is eligible to receive that compensation, whether or not the stockholders of WSB Holdings approve that compensation at their special meeting.

Q:	Am I entitled to appraisal rights or similar rights?
A:
Yes, if you are a WSB Holdings stockholder and do not elect, but receive, cash in exchange for your shares in the merger.  Under Delaware law, WSB Holdings stockholders may exercise their rights to demand the payment of the fair value of their shares of WSB Holdings common stock for which they elected to receive shares of Old Line Bancshares common stock in connection with the merger but that are converted into cash.  These rights are occasionally referred to as “appraisal rights” in this joint proxy statement/prospectus.  The provisions of Delaware law governing appraisal rights are complex, and you should study them carefully if you wish to exercise these rights.  Multiple steps must be taken to properly exercise and perfect such rights.  A copy of Section 262 of the Delaware General Corporation Law (“DGCL”) is included with this joint proxy statement/prospectus as Annex D.

If you are an Old Line Bancshares stockholder, you are not entitled to appraisal rights in connection with the merger.

Q:	What are the material United States federal income tax consequences of the merger to stockholders?
A:
In general, for United States federal income tax purposes, WSB Holdings stockholders are not expected to recognize a gain or loss on the exchange of their shares of WSB Holdings common stock for shares of Old Line Bancshares common stock.  WSB Holdings stockholders that receive only cash in exchange for their shares of WSB Holdings common stock will recognize gain or loss on the transaction, and WSB Holdings stockholders that receive a combination of cash and Old Line Bancshares common stock in exchange for their shares of WSB Holdings common stock will typically recognize gain (but not loss) on the transaction.  WSB Holdings stockholders will have to recognize a gain in connection with cash received in lieu of fractional shares of Old Line Bancshares common stock.  Old Line Bancshares stockholders will have no tax consequences as a result of the merger.

WSB Holdings stockholders are urged to consult their tax advisors for a full understanding of the tax consequences of the merger to them because tax matters are very complicated and, in many cases, tax consequences of the merger will depend on your particular facts and circumstances.  See “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”

Q:	When do you expect the merger to be completed?
A:
Old Line Bancshares and WSB Holdings are working to complete the merger as soon as is reasonably practicable, with a target date of July 1, 2013.  It is possible that the merger may be completed prior to July 1, 2013 if all of the conditions to closing have been satisfied or waived by the companies.  However, the merger is subject to various federal and state regulatory approvals and other conditions, in addition to approval by the stockholders of both companies, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all.  There may be a substantial amount of time between the respective Old Line Bancshares and WSB Holdings special meetings and the completion of the merger.

Q:	What do I need to do now?

Carefully read and consider the information contained in this joint proxy statement/prospectus, including its annexes.  After you have carefully read these materials, as soon as possible either (i) indicate on the attached proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed postage-paid envelope (you may also vote by phone or via the Internet as otherwise instructed in this joint proxy statement/prospectus), or (ii) if you hold your shares in street name, follow the voting instructions provided by your bank, broker or other nominee to direct it how to vote your shares, so that your shares may be represented and voted at the Old Line Bancshares or WSB Holdings special meeting.

Q:	What will I receive in the merger?
A:
Old Line Bancshares.  You will continue to hold your shares of common stock in Old Line Bancshares after the merger.

WSB Holdings.  In exchange for your shares of WSB Holdings common stock, you will receive, at your election and subject to the limitations and allocation provisions described herein, shares of common stock of Old Line Bancshares and/or cash, as further described in this joint proxy statement/prospectus.

Q:	Do I need to do anything with my shares of WSB Holdings common stock or Old Line Bancshares common stock now?
A:
No.  Please do not send in your WSB Holdings stock certificates with your proxy card.  If the merger is approved, then you will be sent an election form and a letter of transmittal and instructions for sending in your WSB Holdings stock certificates (collectively referred to in this joint proxy statement/prospectus as the “election form”).

Each outstanding share of common stock of Old Line Bancshares will continue to remain outstanding as a share of Old Line Bancshares common stock after the merger.  As a result, if you are an Old Line Bancshares stockholder, you are not required to take any action with respect to your Old Line Bancshares common stock certificates.

Q:	Whom should I call if I have any questions?
A:
Stockholders of Old Line Bancshares or WSB Holdings who have questions about the merger or the other matters to be voted on at the special stockholder meetings or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are an Old Line Bancshares stockholder:

Christine M. Rush
Executive Vice President & Chief Financial Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland 20716
Phone: (301) 430-2544
Fax: (301) 430-2545

If you are a WSB Holdings stockholder:

Kevin P. Huffman
President and Chief Operating Officer
WSB Holdings, Inc.
4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716
Phone: (301) 352-3129
Fax: (301) 352-3121

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus.  It does not contain all of the information that may be important to you.  We urge you to carefully read the entire document so that you fully understand the merger and the related transactions.  Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.  Unless otherwise indicated in this joint proxy statement/prospectus or the context otherwise requires, all references in this joint proxy statement/prospectus to “Old Line Bancshares” refer to Old Line Bancshares, Inc., all references to “WSB Holdings” refer to WSB Holdings, Inc. and all references to “The Washington Savings Bank” refer to The Washington Savings Bank, F.S.B.

The Companies

Old Line Bancshares, Inc. (see page 116)

Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland 20716
Telephone: (301) 430-2544

Old Line Bancshares was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank.  On May 22, 2003, the stockholders of Old Line Bank approved the reorganization of Old Line Bank into a holding company structure pursuant to which Old Line Bank became a subsidiary of Old Line Bancshares.  The reorganization became effective on September 15, 2003.  On April 1, 2011, Old Line Bancshares acquired Maryland Bankcorp, Inc., the parent company of Maryland Bank & Trust Company, N.A.  This acquisition created the sixth largest independent commercial bank based in Maryland, with assets of more than $750 million and with 19 full service branches serving five counties.  Old Line Bancshares also owns an approximately $699,500 investment in a Maryland limited liability company named Pointer Ridge Office Investment, LLC (“Pointer Ridge”), which owns the commercial office building in which Old Line Bancshares leases and operates its main headquarters as well as a branch of Old Line Bank.  Old Line Bancshares owns 62.50% of Pointer Ridge.

Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland.  Old Line Bank was originally chartered in 1989 as a national bank under the title “Old Line National Bank.”  In June 2002, Old Line Bank converted to a Maryland-chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation.

Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank.  Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation (“FDIC”) insures its deposits.  Old Line Bank engages in a general commercial banking business, making various types of loans and accepting deposits.  Old Line Bank markets its financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients.  Its current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s.

As of June 30, 2012, Old Line Bancshares had consolidated assets, deposits and stockholders’ equity of approximately $846.2 million, $719.6 million and $71.7 million, respectively.

Old Line Bancshares’ common stock is listed and traded on the NASDAQ Capital Market under the symbol “OLBK.”

WSB Holdings, Inc. (see page 221)

WSB Holdings, Inc.
4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716
Telephone: (301) 352-3120

WSB Holdings was incorporated under the laws of the State of Delaware on September 26, 2007 to serve as the holding company of The Washington Savings Bank.  On December 19, 2007, the stockholders of The Washington Savings Bank approved the reorganization of The Washington Savings Bank into a holding company structure pursuant to which The Washington Savings Bank became a subsidiary of WSB Holdings.  WSB Holdings became the holding company of The Washington Savings Bank as of January 3, 2008.

The Washington Savings Bank is a federally chartered, federally insured, stock savings bank which was organized in 1982 as a Maryland chartered, privately insured savings and loan association.  It received federal insurance in 1985 and a federal savings bank charter in 1986.  The Washington Savings Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured by the FDIC to the maximum amount provided by law.

The Washington Savings Bank has five savings branches in Maryland.  They are located in Bowie, Waldorf, Crofton, Millersville and Odenton, all of which are adjacent to the Baltimore-Washington corridor.  Also located in its corporate headquarters is its commercial lending group and its retail mortgage group.  The Washington Savings Bank’s retail mortgage group also has offices in Northern Virginia and in Catonsville, Greenbelt and Annapolis, Maryland.

  The Washington Savings Bank is engaged primarily in the business of attracting deposit accounts from the general public and using such funds, together with other borrowed funds, to make first and second mortgage loans, land acquisition and development loans, commercial loans, construction loans, consumer loans, and non-residential mortgage loans, with an emphasis on residential mortgage, commercial and construction lending.

As of June 30, 2012, WSB Holdings had consolidated assets, deposits and stockholders’ equity of approximately $373.6 million, $247.9 million and $55.1 million, respectively.

The Special Meetings

Date, Time and Place of Special Meetings (see pages 33 and 36)

Old Line Bancshares will hold a special meeting of stockholders on ________ at _____, local time at its office located at 1525 Pointer Ridge Place, Bowie, Maryland.  The Old Line Bancshares board of directors has set the close of business on ________ as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting.  On the record date, there were ________ shares of Old Line Bancshares common stock outstanding.

WSB Holdings will hold a special meeting of stockholders on __________ at ______, local time, at _____________.  The WSB Holdings board of directors has set the close of business on ______________ as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting.  On the record date, there were _________ shares of WSB Holdings common stock outstanding.

Matters to be Considered at the Special Meetings (see pages 33 and 36)

If you are a stockholder of Old Line Bancshares, you will be asked at the Old Line Bancshares special meeting to (i) vote on a proposal to approve the merger and the merger agreement and (ii) vote on a proposal to adjourn the special meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the meeting to approve the merger and the merger agreement and any other business that properly arises during the special meeting or any adjournment or postponement thereof.  If you are a stockholder of WSB Holdings, you will be asked at the WSB Holdings special meeting to (x) vote on a proposal to approve the merger agreement, (y) approve, by an advisory (nonbinding) vote, the “golden parachute compensation” that could be paid to Kevin P. Huffman, the President and Chief Operating Officer of WSB Holdings, from Old Line Bancshares in connection with the merger, and (z) vote on a proposal to adjourn the special meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the meetings to approve the merger and the merger agreement and any other business that properly arises during the special meeting or any adjournment or postponement thereof.

Under the terms of the merger agreement, Old Line Bancshares will acquire WSB Holdings by merging WSB Holdings with and into Old Line Bancshares.  WSB Holdings will cease to exist as a separate entity.  Old Line Bancshares will pay consideration of approximately $48.7 million (based on an assumed per-share value of Old Line Bancshares common stock of $10.85), subject to adjustment for operating losses, asset quality, the valuation of certain investment securities and limitations on WSB Holdings’ expenses in connection with the merger agreement prior to closing.

Pursuant to a separate agreement, we anticipate that immediately after the merger, The Washington Savings Bank, the bank operating subsidiary of WSB Holdings, will merge with and into Old Line Bank, with Old Line Bank being the surviving bank.

A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Consideration to be Received in the Merger (page 71)

The merger agreement provides that WSB Holdings stockholders will have the right, with respect to each of their shares of WSB Holdings common stock, to elect to receive, subject to adjustment and proration as described below, either (i) approximately 0.5608 shares of Old Line Bancshares common stock, (ii) $6.09 in cash, or (iii) a combination of cash and Old Line Bancshares common stock.  With respect to the stock consideration portion of the merger consideration, the number of shares of Old Line Bancshares common stock into which each share of WSB Holdings will be converted (which we refer to as the “exchange ratio”) will equal the quotient of (i) $31,655,645 (subject to adjustment as provided in the merger agreement) divided by $10.85, divided by (ii) the number of shares of WSB Holdings common stock outstanding on the effective date minus the 2,792,974 shares to be exchanged for cash.  Assuming no adjustments to the aggregate merger consideration and no stock option exercises prior to the closing date, the aggregate stock consideration will be 2,917,571 shares of Old Line Bancshares common stock and the exchange ratio will be 0.5608.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to allocation procedures as set forth in the merger agreement, that may result in your receiving a portion of the merger consideration in a form other than that which you elected.  The value of the stock consideration is dependent upon the value of Old Line Bancshares common stock and, therefore, will fluctuate with the market price of Old Line Bancshares common stock.  Accordingly, any change in the price of Old Line Bancshares common stock prior to the merger will affect the market value of the stock consideration that stockholders of WSB Holdings will receive as a result of the merger.

Allocation and Proration of the Merger Consideration (page 76)

The merger agreement contains allocation provisions that are designed to ensure that 2,792,974, or approximately 35%, of the outstanding shares of WSB Holdings common stock will be exchanged for cash and that the remainder, or approximately 65%, of the outstanding shares of WSB Holdings common stock will be exchanged for shares of Old Line Bancshares common stock.  Old Line Bancshares will pay no more than $17,009,212 as cash consideration under the terms of the merger agreement, not including any cash paid for fractional shares.

Treatment of Shares if Too Much Cash is Elected.  The merger agreement provides that if the holders of more than 2,792,974 of the outstanding shares of WSB Holdings common stock elect to receive cash for such shares in the merger, then the shares that stockholders have requested be exchanged for cash and the shares for which no election as to cash or stock has been made will be re-allocated by the exchange agent such that the total number of shares that will be exchanged for cash equals 2,792,974.  Old Line Bancshares will instruct the exchange agent in this circumstance to re-allocate all shares for which the WSB stockholders have not made an election as shares that will be exchanged for common stock and to re-allocate the shares for which WSB stockholders have requested cash on a pro rata basis as necessary such that the number of shares of WSB common stock to be exchanged for cash in the merger equals 2,792,974.  As a result, stockholders that elected to receive cash for some or all of their shares of WSB Holdings common stock will receive shares of Old Line Bancshares common stock instead with respect to some of such shares.

Treatment of Shares if Too Much Stock is Elected.  The merger agreement provides that if the holders of less than 2,792,974 of the outstanding shares of WSB Holdings common stock elect to receive cash for such shares in the merger, then the shares that stockholders have requested be exchanged for Old Line Bancshares common stock and the shares for which no election as to cash or stock has been made will be re-allocated by the exchange agent such that the total number of shares that will be exchanged for cash equals 2,792,974.  Old Line Bancshares will instruct the exchange agent in this circumstance to re-allocate all shares for which the WSB stockholders have not made an election as shares that will be exchanged for cash and to re-allocate the shares for which WSB stockholders have requested Old Line Bancshares common stock on a pro rata basis as necessary such that the number of shares of WSB common stock to be exchanged for cash in the merger equals 2,792,974.  In that case, stockholders that elected to receive Old Line Bancshares common stock for some or all of their shares of WSB Holdings common stock will receive the per-share cash consideration instead with respect to some of such shares.

Election Procedures for Stockholders; Surrender of Stock Certificates (page 74)

No more than 40 business days and no less than 20 business days before the expected date of completion of the merger, an election form will be sent to WSB Holdings stockholders that contains instructions for use in surrendering their WSB stock certificates in exchange for the merger consideration.  You may use the election form to indicate whether your preference is to receive cash, shares of Old Line Bancshares common stock, or a combination thereof.  The election deadline will be 5:00 p.m., Eastern Time, five days prior to the effective time of the merger.  To make an election, a holder of WSB Holdings common stock must submit a properly completed election form and return it, together with all stock certificates, so that the form and certificates are actually received by the exchange agent at or before the election deadline in accordance with the instructions on the election form.

You should not send in your stock certificates until you receive the election form and instructions from the exchange agent.

No Election Shares (page 74)

WSB Holdings stockholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of WSB Holdings common stock designated as no election shares.  No election shares will be converted into the right to receive either cash or shares of Old Line Bancshares common stock, or a combination of cash and shares of Old Line Bancshares common stock, depending on the elections made by other WSB Holdings stockholders.

Treatment of Stock Options (page 77)

Any WSB Holdings options properly exercised prior to the effective time will have the right to receive merger consideration on the same terms and subject to the same conditions as all other outstanding shares of WSB Holdings common stock.  An election with respect to any WSB Holdings common stock received after the election deadline pursuant to the exercise of a WSB Holdings option will be considered no election shares and may be paid in cash, Old Line Bancshares common stock or a mix of cash and shares of Old Line Bancshares common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other WSB Holdings stockholders.

At the effective time, each option granted under a WSB Holdings stock option plan, whether vested or unvested, and which has not been previously exercised or cancelled, will be converted into the right to purchase that number of shares of Old Line Bancshares common stock equal to the product of the number of shares of WSB Holdings common stock provided for in the option multiplied by the exchange ratio (approximately 0.5608, subject to adjustment), and the exercise price will be adjusted for the merger consideration, rounded up to the nearest whole cent, provided that any adjustments to “incentive stock options” as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) will be effected in a manner consistent with Section 422(a) of the Internal Revenue Code.

Each of the Old Line Bancshares and WSB Holdings Boards of Directors Recommends Stockholder Approval (see pages 33 and 36).

Each of the Old Line Bancshares and WSB Holdings boards of directors believes that the merger is in the best interests of Old Line Bancshares and WSB Holdings, respectively, and their respective stockholders.  Accordingly, the board of directors of Old Line Bancshares recommends that stockholders of Old Line Bancshares vote “FOR” approval of the merger agreement and the merger, and the board of directors of WSB Holdings recommends that stockholders of WSB Holdings vote “FOR” approval of the merger agreement.

Consideration is Fair from a Financial Point of View According to Old Line Bancshares’ Financial Advisor (see page 51).

Ambassador Financial Group, Inc. (“Ambassador”) delivered a written opinion to the Old Line Bancshares board of directors that, as of September 10, 2012, and subject to the qualifications and limitations on the review by Ambassador in rendering its opinion, the terms of the merger agreement are fair, from a financial point of view, to Old Line Bancshares stockholders.  The opinion is attached to this joint proxy statement/prospectus as Annex B.  You should read the entire opinion carefully in connection with your consideration of the proposed merger.  Pursuant to an engagement letter, Old Line Bancshares has agreed to pay Ambassador an advisory fee, including the provision of its fairness opinion, of $180,000.  Old Line Bancshares paid Ambassador an initial non-refundable retainer fee of $15,000 upon commencement of due diligence after the letter of intent with WSB Holdings was signed and $35,000 upon signing of the merger agreement.  Old Line Bancshares will pay Ambassador an additional $130,000 upon the closing of the merger.  Old Line Bancshares has also agreed to reimburse Ambassador’s out-of-pocket expenses incurred in connection with its engagement and to indemnify Ambassador against certain liabilities arising out of the performance of its obligations under the engagement letter.  The opinion is directed at Old Line Bancshares’ board of directors and does not constitute a recommendation to any holder of Old Line Bancshares common stock as to how any stockholder should vote on any of the proposals to be considered at the special meeting.

Consideration is Fair from a Financial Point of View According to WSB Holdings’ Financial Advisor (see page 63).

RP® Financial, L.C. (“RP Financial”) delivered a written opinion to the WSB Holdings board of directors that, as of September 10, 2012, and subject to the qualifications and limitations on the review by RP Financial in rendering its opinion, the consideration to be received by stockholders of WSB Holdings pursuant to the terms of the merger agreement is fair, from a financial point of view, to WSB Holdings stockholders.  The opinion is attached to this joint proxy statement/prospectus as Annex C.  You should read the entire opinion carefully in connection with your consideration of the proposed merger.  Pursuant to an engagement letter, WSB Holdings agreed to pay RP Financial $10,000 upon execution of the engagement letter, $30,000 upon delivery by RP Financial of its fairness opinion and $10,000 immediately prior to the closing of the merger.  In addition, WSB Holdings agreed to reimburse RP Financial for its out-of-pocket expenses incurred in rendering its fairness opinion, up to $2,500.  The opinion is addressed to the WSB Holdings board of directors and does not constitute a recommendation to any holder of WSB Holdings common stock as to how any stockholder should vote on any of the proposals to be considered at the special meeting.

Approval of the Merger Requires the Affirmative Vote of Stockholders Holding a Majority of the Shares of WSB Holdings Common Stock Outstanding on the Record Date of _____________, 2012 (see page 37).

The approval of the merger agreement by stockholders of WSB Holdings requires the approval of the holders of at least a majority of the shares of WSB Holdings common stock that are issued and outstanding as of the record date of ___________, 2012.  Each holder of shares of WSB Holdings common stock outstanding on the record date will be entitled to one vote for each share held.  The vote required for approval of the merger agreement is a percentage of all outstanding shares of WSB Holdings common stock.  Therefore, an abstention, a failure to vote and a broker non-vote will each have the effect as a vote against approval of the merger agreement.

The affirmative vote by the holders of a majority of the shares of WSB Holdings common stock present in person or represented by proxy at the special meeting and entitled to vote is required to approve the advisory (nonbinding) vote on the “golden parachute compensation” that could be paid to Kevin P. Huffman, the President and Chief Operating Officer of WSB Holdings, in connection with the merger.  Therefore, an abstention will count as a vote against the advisory proposal to approve the “golden parachute compensation,” but a failure to vote and a broker non-vote will each have no effect on the outcome of this proposal.

The affirmative vote of a majority of the shares of WSB Holdings common stock present in person or represented by proxy at the special meeting and entitled to vote is required to approve the adjournment of the meeting to solicit additional proxies, if necessary.  Therefore, an abstention will count as a vote against the proposal to adjourn the special meeting, but a failure to vote and a broker non-vote will each have no effect on the outcome of this proposal.

Approval of the Merger Requires the Affirmative Vote of Stockholders Holding a Majority of the Shares of Old Line Bancshares Common Stock Outstanding on the Record Date of ______________, 2012 (see page 33).

Pursuant to Old Line Bancshares’ articles of incorporation, because the merger agreement and the merger have been approved by Old Line Bancshares’ board of directors, holders of a majority of the outstanding shares of Old Line Bancshares common stock on the record date must approve the merger agreement and the merger.  Each holder of shares of Old Line Bancshares common stock outstanding on the record date will be entitled to one vote for each share held.

The vote required for approval of the merger agreement and the merger is a percentage of all outstanding shares of Old Line Bancshares common stock.  Therefore, abstentions, a failure to vote and broker non-votes will have the same effect as a vote against approval of the merger agreement and the merger.

The affirmative vote of a majority of the shares voted on the matter at the special meeting is required to approve the adjournment of the meeting to solicit additional proxies.  Therefore, abstentions, the failure to vote and broker non-votes will have no effect on the outcome of the proposal to adjourn the special meeting, if necessary.

WSB Holdings’ Directors have Agreed to Vote in Favor of the Merger Agreement (see page 93).

As of the record date for the WSB Holdings special meeting, there were ___________ shares of WSB Holdings common stock issued and outstanding and entitled to vote.  The directors of WSB Holdings have agreed, in writing, to vote all shares of WSB Holdings common stock for which they are the record or beneficial owner “FOR” the approval of the merger agreement.  As of the record date, such directors and their affiliates are entitled to vote _____% of the issued and outstanding shares of the WSB Holdings common stock.  In addition, The Washington Savings Bank holds _____ shares of WSB Holdings common stock, or approximately ____% of the issued and outstanding shares of WSB Holdings common stock as of the record date, for its employee 401(k) plan, which will be voted “FOR” the approval of the merger agreement.

Old Line Bancshares’ Directors have Approved the Merger and are Expected to Vote in Favor of the Merger (see page 34).

The directors of Old Line Bancshares have approved the merger agreement and the merger and are expected to vote for approval of the merger agreement and the merger.  Directors of Old Line Bancshares have sole or shared voting power over ______ shares of Old Line Bancshares common stock, or approximately _____% of the shares of Old Line Bancshares common stock outstanding as of the record date.

WSB Holdings’ Directors and Management may have Interests in the Merger that Differ from Your Interests (see page 88).

The directors and executive officers of WSB Holdings have interests in the merger as directors and employees that are different from your interests as a WSB Holdings stockholder.  These interests include, among others, provisions in the merger agreement regarding the Old Line Bancshares board positions and payments to be made to the Chairman and certain executive officers of WSB Holdings pursuant to existing arrangements and the merger agreement, as well as indemnification and insurance provisions of the merger agreement.

WSB Holdings’ board of directors was aware of these interests and considered them in approving and recommending the merger agreement and the related transactions.

Regulatory Approval or No Objection Must be Obtained and Other Conditions Must be Satisfied Before the Merger can be Completed (see page 82).

Old Line Bancshares’ and WSB Holdings’ obligations to complete the merger are subject to various conditions that are usual and customary for this kind of transaction, including obtaining approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the merger, obtaining approval of the Federal Reserve Board and the Maryland Commissioner of Financial Regulation (the “Maryland Commissioner”) for the bank merger, and providing notification to the Office of the Comptroller of the Currency (the “OCC”) for the bank merger (which is included in any references to regulatory “approvals” in this joint proxy statement/prospectus).  Old Line Bancshares filed the appropriate application for approval with the Federal Reserve Board on __________, 2012 and filed the appropriate application for approval with the Maryland Commissioner on __________, 2012.  The Washington Savings Bank filed the appropriate notice with the OCC on ________, 2012.  In addition to the required regulatory approvals, the merger will be completed only if certain conditions, including the following, are satisfied or waived by the companies:

•	Old Line Bancshares and WSB Holdings stockholders must approve the merger agreement and the merger at the special meetings;

•	Each party must receive an opinion from its counsel or independent certified public accountants that:

➢	The merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code; and

➢
With respect to the opinion received by WSB Holdings, any gain realized in the merger will be recognized only to the extent of cash or other property (other than Old Line Bancshares common stock) received in the merger, including cash received in lieu of fractional share interests; and

•
Each party’s representations and warranties contained in the merger agreement must be true in all material respects, and each party must have performed all of its obligations set forth in the merger agreement.

The merger agreement attached to this joint proxy statement/prospectus as Annex A describes all of the conditions that must be met before the merger may be completed.

Old Line Bancshares and WSB Holdings can Amend or Terminate the Merger Agreement (see page 84).

WSB Holdings and Old Line Bancshares may agree to terminate the merger agreement and not complete the merger at any time before the merger is completed.  Each company also may unilaterally terminate the merger agreement in certain circumstances, including:

•
The merger is not completed on or prior to July 1, 2013, if the failure to complete the merger by that date is not due to a material breach of the merger agreement by the party seeking to terminate it.

•	A definitive written denial of a required regulatory approval.

•
The other party has materially breached any representation, warranty, covenant or other agreement in the merger agreement, and such breach remains uncured 30 days after receipt by such party of written notice of such breach (provided that if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days and cure is being diligently pursued, then termination can occur only after expiration of such 60-day period).

•	Old Line Bancshares’ or WSB Holdings’ stockholders do not approve the merger at their respective special meetings.

•	The conditions to closing have not been satisfied or waived.

•	The other party’s board of directors withdraws its recommendation to stockholders to approve the merger agreement and the merger.

•
If WSB Holdings or any WSB Holdings subsidiary enters into a definitive term sheet, letter of intent or similar agreement with a view to being acquired by any person other than Old Line Bancshares, or to sell a material portion of its assets (an “alternative WSB Holdings transaction”).

In addition, WSB Holdings may terminate the merger agreement:

•
If the average price (as defined in the merger agreement) of Old Line Bancshares common stock is less than $8.14 per share, unless Old Line Bancshares increases the aggregate merger consideration so that it is not less than $40.8 million (subject to adjustment) as set forth in the merger agreement.

•
If Old Line Bancshares or any Old Line Bancshares subsidiary enters into a definitive term sheet, letter of intent or similar agreement to merge, as a result of which Old Line Bancshares is not the surviving entity or Old Line Bancshares’ directors as of September 10, 2012 do not comprise the majority of the surviving entity’s board of directors, with any person other than WSB Holdings (an “alternative Old Line Bancshares transaction”), and the WSB Holdings board of directors determines, with written advice of counsel, that such transaction is not in the best interests of WSB Holdings’ stockholders.

Old Line Bancshares and WSB Holdings can agree to amend the merger agreement in any way.  Either company can waive any of the requirements of the other company in the merger agreement, except that neither company can waive the requirement that the companies receive all required regulatory approval, the requirement for stockholder approval or the requirement that no order, decree or injunction preventing the transactions contemplated by the merger agreement has been issued.

WSB Holdings Must Pay a Termination Fee to Old Line Bancshares if the Merger Agreement is Terminated Under Certain Circumstances (see page 85).

WSB Holdings must pay Old Line Bancshares a termination fee in the amount of $1,750,000 if the merger agreement is terminated because:

•	WSB Holdings or any WSB Holdings subsidiary has entered into an alternative WSB Holdings transaction;

•
WSB Holdings has materially breached the merger agreement (provided that Old Line Bancshares is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement);

•	The board of directors of WSB Holdings has withdrawn, changed or modified its recommendation to stockholders of WSB Holdings to approve the merger agreement; or

•
The merger failed to close by July 1, 2013 or the parties failed to receive all regulatory approvals and consents required for the merger and such failure resulted from the knowing, willful and intentional actions or inactions of WSB Holdings or The Washington Savings Bank (provided that Old Line Bancshares is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement).

Old Line Bancshares Must Pay a Termination Fee to WSB Holdings if the Merger Agreement is Terminated Under Certain Circumstances (see page 85)

Old Line Bancshares has agreed to pay a fee of $750,000 to WSB Holdings if WSB Holdings terminates the merger agreement because:

•
Old Line Bancshares has materially breached the merger agreement (provided that WSB Holdings is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement);

•	The board of directors of Old Line Bancshares has withdrawn, changed or modified its recommendation to stockholders of Old Line Bancshares to approve the merger agreement and the merger;

•
The merger failed to close by July 1, 2013 or the parties failed to receive all regulatory approvals and consents required for the merger and such failure resulted from the knowing, willful and intentional actions or inactions of Old Line Bancshares or Old Line Bank (provided that WSB Holdings is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement); or

•
Old Line Bancshares’ entry into an alternative Old Line Bancshares transaction and WSB Holdings’ board of directors has determined that, with written advice of counsel, such transaction is not in the best interests of the stockholders of WSB Holdings.

Rights of Old Line Bancshares Stockholders Differ from those of WSB Holdings Stockholders (see page 108).

When the merger is completed, WSB Holdings stockholders who receive Old Line Bancshares common stock as consideration in the merger will become Old Line Bancshares stockholders.  The rights of Old Line Bancshares stockholders differ from the rights of WSB Holdings stockholders in certain important ways.  Most of these differences have to do with provisions in Old Line Bancshares’ articles of incorporation and bylaws that differ from the provisions in WSB Holdings’ certificate of incorporation and bylaws, as well as the differences between the Maryland General Corporation Law (“MGCL”) and the DGCL.

WSB Holdings Stockholders have Appraisal Rights in Connection with the Merger (see page 100).

Pursuant to Section 262 of the DGCL, WSB Holdings stockholders are entitled to exercise appraisal rights with respect to the merger and, if the merger is completed and they perfect their appraisal rights, to receive payment in cash for the fair value of their shares of WSB Holdings common stock instead of their share of the aggregate merger consideration.  In general, a stockholder of WSB Holdings who desires to exercise and preserve his or her appraisal rights must take the following actions:

•	Deliver a written demand for appraisal to WSB Holdings before the vote on the merger agreement at the WSB Holdings’ special meeting of stockholders;

•	Not vote their shares for approval of the merger agreement;

•	File a petition in the Delaware Court of Chancery within 120 days after the effective date of the merger to demand a determination of the value of the WSB Holdings stock exchanged in the merger; and

•	Comply with the other procedures set forth in Section 262 of the DGCL.

The text of Section 262 of the DGCL governing appraisal rights is included with this joint proxy statement/prospectus as Annex D.  Because the failure to comply with the procedures described in Annex D will result in the loss of appraisal rights under the DGCL, we urge you to carefully read the text of Section 262 of the DGCL governing appraisal rights.

MARKET PRICE AND DIVIDEND INFORMATION, RELATED STOCKHOLDER MATTERS

Old Line Bancshares common stock is listed and trades on the NASDAQ Capital Market under the symbol “OLBK.”  As of _____________, 2012, there were ________ shares of Old Line Bancshares common stock outstanding, which were held by ____  holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for _____ additional shares of Old Line Bancshares common stock.

WSB Holdings common stock is listed and trades on the NASDAQ Global Market under the symbol “WSB.”  As of _____________, 2012, there were ________ shares of Old Line Bancshares common stock outstanding, which were held by ____ holders of record, and outstanding options that were exercisable on that date (or within 60 days of that date) for 33,875 additional shares of WSB Holdings common stock.

The number of stockholders for each of Old Line Bancshares and WSB Holdings noted above does not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table shows, for the indicated periods, the high and low sales prices per share for Old Line Bancshares and WSB Holdings common stock, as reported on the NASDAQ Capital Market and the NASDAQ Global Market, respectively, and dividends declared and paid per share of Old Line Bancshares and WSB Holdings common stock.

	Old Line Bancshares			WSB Holdings
2010	High	Low	Dividend Declared	High(1)	Low(1)	Dividend Declared
First Quarter	$ 7.65	$ 6.20	$ 0.03	$ 4.00	$ 2.30	$ ----
Second Quarter	8.09	7.44	0.03	3.75	2.96	----
Third Quarter	8.99	7.02	0.03	3.37	2.10	----
Fourth Quarter	8.99	7.26	0.03	2.95	2.16	----

2011
First Quarter	10.45	7.45	0.03	3.48	2.48	----
Second Quarter	9.49	8.22	0.03	3.25	2.75	----
Third Quarter	8.43	6.64	0.03	3.00	2.25	----
Fourth Quarter	8.25	6.83	0.04	3.00	2.16	----

2012
First Quarter	10.75	7.75	0.04	4.60	2.19	----
Second Quarter	11.20	10.15	0.04	3.71	2.25	----
Third Quarter	11.24	9.55	0.04	5.899	2.22	----
Fourth Quarter (through 11/12/12)	11.24	10.511	----	5.8538	5.56	----

On September 10, 2012, the last full trading day before public announcement of the execution of the merger agreement on which shares of Old Line Bancshares common stock and shares of WSB Holdings common stock were traded on the NASDAQ Capital Market and the NASDAQ Global Market, respectively, and November 12, 2012, the last practicable trading date before the date of this joint proxy statement/prospectus on which shares of Old Line Bancshares and WSB Holdings common stock were traded, the high, low and closing sales prices for Old Line Bancshares and WSB Holdings common stock were as follows:

	September 10, 2012			November 12, 2012
	High	Low	Closing	High	Low	Closing
Old Line Bancshares	$10.95	$10.9499	$10.95	$11.09	$11.04	$11.05
WSB Holdings	$ 2.92	$ 2.83	$ 2.92	$5.78	$5.6510	$5.78

The following table shows the closing price per share of Old Line Bancshares common stock, the closing price per share of WSB Holdings common stock, and the equivalent price per share of WSB Holdings common stock after giving effect to the merger, on September 10, 2012, which is the last day on which shares of each of Old Line Bancshares common stock and WSB Holdings common stock traded preceding the public announcement of the proposed merger, and on ________, 2012, the most recent practicable date before the mailing of this joint proxy statement/prospectus.  The equivalent price per share of WSB Holdings common stock was computed by multiplying the price of a share of Old Line Bancshares common stock by an assumed exchange ratio of 0.5608 and does not include the value of any cash received by a WSB Holdings stockholder.  Stockholders who elect to receive, or are allocated, cash consideration in the merger will receive $6.09 in cash without interest.  These figures assume that (i) there are no adjustments to the aggregate merger consideration for operating losses, asset quality changes, changes in the valuation of certain investment securities and the merger-related expense limitation as provided in the merger agreement, and (ii) 7,995,232 shares of WSB Holdings common stock are outstanding on the closing date.  See “The Merger Agreement and the Merger – Terms of the Merger – What WSB Holdings Stockholders Will Receive in the Merger.”

	Old Line Bancshares Common Stock	WSB Holdings Common Stock	Equivalent Price Per Share of WSB Holdings Common Stock
September 10, 2012	$10.95	$ 2.92	$6.14
__________, 2012	$	$	$

COMPARATIVE PER SHARE DATA

The Old Line Bancshares and WSB Holdings historical and the unaudited pro forma combined Old Line Bancshares and WSB Holdings equivalent per share financial data for the six months ended June 30, 2012 is presented below.  This information should be considered together with the financial statements and related notes of Old Line Bancshares and WSB Holdings and with the unaudited pro forma combined financial data included under “Consolidated Pro Forma Financial Information” found elsewhere in this joint proxy statement/prospectus.

Unaudited Pro Forma Comparative Per Share Data For The Six Months Ended June 30, 2012 (Amounts in Thousands, except per share data)
	Old Line Bancshares	WSB Holdings	Proforma Combined	Proforma Equivalent WSB Holdings Share1

For the six months ended June 30, 2012
Basic earnings (loss) per common share	$0.55	$0.06	$0.38	$0.21
Diluted earnings (loss) per common share	0.55	0.06	0.37	0.21

Dividends Declared:
For the six months ended June 30, 2012	$0.08	$-	$0.08	$0.04

Book Value:
As of June 30, 2012	$10.44	$6.89	$10.56	$5.92
1)
Pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 0.5608 as outlined in Footnote 1 to the unaudited pro forma combined balance sheet and statement of income.

Unaudited Pro Forma Comparative Per Share Data For The Year Ended December 31, 2011 (Amounts in Thousands, except per share data)
	Old Line Bancshares	WSB Holdings	Proforma Combined	Proforma Equivalent WSB Holdings Share1

For the year ended December 31, 2011
Basic earnings (loss) per common share	$0.86	$0.16	$0.70	$0.39
Diluted earnings (loss) per common share	0.86	0.16	0.70	0.39

Dividends Declared:
For the year ended December 31, 2011	$0.13	$-	$0.13	$0.07

Book Value:
As of December 31, 2011	$9.98	$6.79	$10.23	$5.74
1)
Pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by an assumed exchange ratio of 0.5608 as outlined in Footnote 1 to the unaudited pro forma combined balance sheet and statement of income.

RISK FACTORS

In addition to the other information contained in this joint proxy statement/prospectus, including the matters addressed under the caption “Caution Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement and the merger.

Risk Factors Related to the Merger in General

Old Line Bancshares may fail to realize all of the anticipated benefits of the merger. The success of the merger will depend, in part, on Old Line Bancshares’ ability to realize the anticipated benefits and cost savings from combining the businesses of Old Line Bancshares and WSB Holdings.  To realize these anticipated benefits and cost savings, however, Old Line Bancshares must successfully combine the businesses of Old Line Bancshares and WSB Holdings.  If Old Line Bancshares is unable to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Old Line Bancshares and WSB Holdings have operated and, until the completion of the merger, will continue to operate, independently.  It is possible that the integration process could result in the loss of key employees, the loss of key depositors or other bank customers, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Old Line Bancshares’ and WSB Holdings’ ability to maintain their relationships with their respective clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.  Integration efforts between the two companies may, to some extent, also divert management attention and resources.  These integration matters could have an adverse effect on each of Old Line Bancshares and WSB Holdings during such transition period.

The opinions of Old Line Bancshares’ and WSB Holdings’ financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger. Old Line Bancshares and WSB Holdings obtained opinions from their respective financial advisors regarding the fairness of the merger consideration from a financial point of view, but these opinions are dated as of, and speak only as of, the date of the merger agreement.  Old Line Bancshares and WSB Holdings have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus.  Changes in the operations and prospects of Old Line Bancshares and WSB Holdings, general market and economic conditions and other factors that may be beyond the control of Old Line Bancshares or WSB Holdings, and on which the opinions of Old Line Bancshares’ and WSB Holdings’ financial advisors were based, may significantly alter the value of WSB Holdings or the prices of the shares of Old Line Bancshares common stock or WSB Holdings common stock by the time the merger is completed.  The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions.  Because Old Line Bancshares and WSB Holdings do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.  The recommendation of WSB Holdings’ board of directors that WSB Holdings stockholders vote “FOR” adoption of the merger agreement and the recommendation of Old Line Bancshares’ board of directors that Old Line Bancshares stockholders vote “FOR” approval of the merger agreement and the merger, however, are made as of the date of this joint proxy statement/prospectus.  For a description of the opinions that Old Line Bancshares and WSB Holdings received from their respective financial advisors, refer to the section of this joint proxy statement/prospectus entitled “The Merger Agreement and the Merger” under the headings “Opinion of Old Line Bancshares’ Financial Advisor” and “Opinion of WSB Holdings’ Financial Advisor.”

The market price of Old Line Bancshares common stock after the merger may be affected by factors different from those affecting the shares of Old Line Bancshares or WSB Holdings currently.  The businesses of Old Line Bancshares and WSB Holdings differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Old Line Bancshares and WSB Holdings.  For a discussion of the businesses of Old Line Bancshares and WSB Holdings and of certain factors to consider in connection with those businesses, see “Business of Old Line Bancshares, Inc.,” “Business of Old Line Bank,” “Business of WSB Holdings, Inc.” and “Business of The Washington Savings Bank, F.S.B.”

If the merger is not completed, Old Line Bancshares and WSB Holdings will have incurred substantial expenses without realizing the expected benefits. Old Line Bancshares and WSB Holdings have incurred substantial expenses in connection with the execution of the merger agreement and the merger.  The completion of the merger depends on the satisfaction of specified conditions, including the approval of the stockholders of Old Line Bancshares and WSB Holdings and the receipt of regulatory approvals.  There is no guarantee that these conditions will be met.  If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Old Line Bancshares and/or WSB Holdings because they would not have realized the expected benefits.

The merger must be approved by multiple governmental agencies. Before the merger may be completed, various approvals must be obtained from the Federal Reserve Board and the Maryland Commissioner.  In addition, the OCC must receive notice of the bank merger.  These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger.  Although Old Line Bancshares and WSB Holdings do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Old Line Bancshares following the merger, any of which might have a material adverse effect on Old Line Bancshares following the merger.  Old Line Bancshares is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or requirements that, in the reasonable opinion of its board of directors, would so materially and adversely impact the economic or business benefits to Old Line Bancshares following the merger as to render consummation of the merger inadvisable, but Old Line Bancshares could choose to waive this condition.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Old Line Bancshares and WSB Holdings.  If the merger is not completed, the ongoing businesses of Old Line Bancshares and WSB Holdings may be adversely affected and Old Line Bancshares and WSB Holdings will be subject to several risks, including the following:

•	WSB Holdings may be required, under certain circumstances, to pay Old Line Bancshares a termination fee of $1,750,000 under the merger agreement;

•	Old Line Bancshares may be required, under certain circumstances, to pay WSB Holdings a termination fee of $750,000 under the merger agreement;

•
Old Line Bancshares and WSB Holdings will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•
Under the merger agreement, WSB Holdings is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies; and

•
Matters relating to the merger may require substantial commitments of time and resources by Old Line Bancshares and WSB Holdings management that could otherwise have been devoted to other opportunities that may have been beneficial to Old Line Bancshares and WSB Holdings as independent companies, as the case may be; and WSB Holdings and The Washington Savings Bank will still be subject to the provisions of the agreement with the OCC and Federal Reserve Board, respectively, described in the section headed “– Additional Risk Factors Relating to WSB Holdings – WSB Holdings and The Washington Savings Bank have entered into supervisory agreements with their regulators that may result in adverse results to WSB Holdings’ operations.”

In addition, if the merger is not completed, Old Line Bancshares and/or WSB Holdings may experience negative reactions from the financial markets and from their respective customers and employees.  Old Line Bancshares and/or WSB Holdings also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Old Line Bancshares or WSB Holdings to perform their respective obligations under the merger agreement.  If the merger is not completed, Old Line Bancshares and WSB Holdings cannot assure their stockholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Old Line Bancshares and/or WSB Holdings.

Old Line Bancshares and WSB Holdings may choose not to proceed with the merger if it is not completed by July 1, 2013.  Either Old Line Bancshares or WSB Holdings may terminate the merger agreement if the merger has not been completed by July 1, 2013.  See “The Merger Agreement and the Merger – Terms of the Merger – Termination.”  There can be no assurance that all conditions to the merger will have been satisfied by July 1, 2013.  See “The Merger Agreement and the Merger – Terms of the Merger – Conditions to the Merger.”

Pending litigation related to the merger may delay or prevent the merger and could cause Old Line Bancshares and WSB Holdings to incur significant costs and expenses.  As discussed in the section of this joint proxy statement/prospectus entitled “Litigation Related to the Merger,” Rosalie Jones, both individually and on behalf of a putative class of WSB Holdings’ stockholders, filed a complaint in the Circuit Court for Prince George’s County, Maryland, against WSB Holdings and its directors as well as Old Line Bancshares.  The complaint asks the Court to enjoin the merger based on allegations that, among others things, the merger consideration to be paid to stockholders of WSB Holdings is inadequate and, in approving that consideration and the other terms of the merger agreement, the directors of WSB Holdings breached their fiduciary duties to stockholders.  If the merger is consummated prior to the time these claims are adjudicated, then the plaintiff has asked the Court to rescind the merger or award rescissory damages to the plaintiff and the other members of the putative class of stockholders.  This litigation could delay or even prevent the merger and will likely cause WSB Holdings and Old Line Bancshares to incur significant legal fees and other costs to defend the claims, which could reduce the aggregate merger consideration that will be payable to stockholders of WSB Holdings if and when the merger is consummated and/or adversely impact the financial condition and results of operations of WSB Holdings and Old Line Bancshares, both before and after the merger.  No assurance can be given that Old Line Bancshares, WSB Holdings or the directors of WSB Holdings will be successful in the defense of these claims.

Risk Factors Relating to Old Line Bancshares’ Business

This section discusses risks relating to Old Line Bancshares’ business and includes risks we will continue to face after the merger.  References in this subsection to “we,” “us” and “our” refer to Old Line Bancshares, Inc. and its subsidiaries.

If economic conditions deteriorate further, our borrowers’ ability to repay loans may decline and the value of the collateral securing our loans may decrease.  These conditions could adversely affect our results of operations and financial condition.  Changes in prevailing economic conditions, including declining real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events may adversely affect our financial results.  While the recession has officially ended and there continues to be evidence of improvement in the economy, it remains unclear when conditions will improve to the extent that they will positively impact borrowers’ ability to repay their loans in general and demand for loans overall.  Although signs of stability have emerged, we expect that the business environment in the State of Maryland and the entire United States will continue to present challenges for the foreseeable future.  Although we have seen limited and sporadic pockets of price stability or even appreciation in our market area, there remains potential for future decline in real estate values.  Because real estate related loans comprise a significant portion of our loans, continued decreases in real estate values could adversely affect the value of property used as collateral for loans in our portfolio.  Although the adverse economic climate during the past four years has not severely impacted us due to our strict underwriting standards, further adverse changes in the economy, including increased unemployment or the economy moving back into a recession, could have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

If U.S. markets and economic conditions do not significantly improve or further deteriorate, it could adversely affect our liquidity.  Old Line Bank must maintain sufficient liquidity to ensure cash flow is available to satisfy current and future financial obligations including demand for loans and deposit withdrawals, funding of operating costs and other corporate purposes.  We obtain funding through deposits and various short term and long term wholesale borrowings, including federal funds purchased, unsecured borrowings, brokered certificates of deposits and borrowings from the FHLB of Atlanta and others.  Economic uncertainty and disruptions in the financial system may adversely affect our liquidity.  Dramatic declines in the housing market during the past four years, falling real estate prices and increased foreclosures and unemployment, have resulted in significant asset value write downs by financial institutions, including government sponsored entities and investment banks.  These investment write downs have caused financial institutions to seek additional capital. Should we experience a substantial deterioration in our financial condition or should disruptions in the financial markets restrict our funding, it would negatively impact our liquidity.  To mitigate this risk, we closely monitor our liquidity and maintain a line of credit with the FHLB and have received approval to borrow from the Federal Reserve Bank of Richmond.

Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy.  The banking industry is subject to extensive regulation by state and federal banking authorities.  Many of these regulations are intended to protect depositors, the public or the FDIC insurance funds, not stockholders.  Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy, ability to attract and retain personnel and many other aspects of our business.  These requirements may constrain our rate of growth and changes in regulations could adversely affect us.  The cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations.  In light of the performance of and government intervention in the financial sector, we fully expect there will be significant changes to the banking and financial institutions’ regulatory agencies in the near future.  We further anticipate that regulatory authorities may enact additional laws and regulations in response to the ongoing financial crisis that could have an impact on our operations.  Changes in regulation and oversight, including in the form of changes to statutes, regulations or regulatory policies or changes in interpretation or implementation of statutes, regulations or policies, could affect the service and products we offer, increase our operating expenses, increase compliance challenges and otherwise adversely impact our financial performance and condition.  In addition, the burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors.

Various provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), enacted in July 2010, may adversely impact our results of operations, liquidity or financial condition.  The Dodd-Frank Act represents a comprehensive overhaul of the U.S. financial services industry.  Among other things, the Dodd-Frank Act establishes the new federal Bureau of Consumer Financial Protection (the “BCFP”), includes provisions affecting corporate governance and executive compensation disclosure at all SEC reporting companies, allows financial institutions to pay interest on business checking accounts, broadens the base for FDIC insurance assessments, and includes new restrictions on how mortgage brokers and loan originators may be compensated.  The Dodd-Frank Act requires the BCFP and other federal agencies to implement many new and significant rules and regulations to implement its various provisions.  There are many regulations under the Dodd-Frank act that have not yet been proposed or adopted.  We will not know the full impact of the Dodd-Frank Act on our business for years until regulations implementing the statute are adopted and implemented.  As a result, we cannot at this time predict the extent to which the Dodd-Frank Act will impact our business, operations or financial condition.  However, compliance with these new laws and regulations may require us to make changes to our business and operations and will likely result in additional costs and a diversion of management’s time from other business activities, any of which may adversely impact our results of operations, liquidity or financial condition.  Further, if the industry responds to provisions allowing financial institutions to pay interest on business checking accounts by competing for those deposits with interest bearing accounts, this may put some degree of downward pressure on our net interest margin when and if interest rates begin to increase.

Because we serve a limited market area in Maryland, an economic downturn in our market area could more adversely affect us than it affects our larger competitors that are more geographically diverse.  Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s.  We have expanded in the counties in which we have historically operated and into Calvert and St. Mary’s Counties, Maryland and may expand in contiguous northern and western counties, such as Montgomery County and Howard County, Maryland.  However, broad geographic diversification is not currently part of our community bank focus.  Overall, during the last four years, the business environment negatively impacted many businesses and households in the United States and worldwide.  Although the economic decline has not impacted the suburban Maryland and Washington D.C. suburbs as adversely as other areas of the United States, it has caused an increase in unemployment and business failures and a decline in property values.  As a result, if our market area continues to suffer an economic downturn, it may more severely affect our business and financial condition than it affects larger bank competitors. Our larger competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area.  Further, unexpected changes in the national and local economy may adversely affect our ability to attract deposits and to make loans.  Such risks are beyond our control and may have a material adverse effect on our financial condition and results of operations and, in turn, the value of our securities.

We depend on the services of key personnel.  The loss of any of these personnel could disrupt our operations and our business could suffer.  Our success depends substantially on the skills and abilities of our executive management team, including James W. Cornelsen, our President and Chief Executive Officer, Joseph E. Burnett, our Executive Vice President and Chief Lending Officer, Christine M. Rush, our Executive Vice President and Chief Financial Officer and Sandi F. Burnett, our Executive Vice President and Chief Credit Officer.  They provide valuable services to us and would be difficult to replace. Although we have entered into employment agreements with these executives, the existence of such agreements does not assure that we will retain their services.

Also, our growth and success and our anticipated future growth and success, in a large part, is due and we anticipate will be due to the relationships maintained by our banking executives with our customers.  The loss of services of one or more of these executives or other key employees could have a material adverse effect on our operations and our business could suffer.  The experienced commercial lenders that we have hired are not a party to any employment agreement with us and they could terminate their employment with us at any time and for any reason.

Our growth and expansion strategy may not be successful. Our ability to grow depends upon our ability to attract new deposits, identify loan and investment opportunities and maintain adequate capital levels.  We may also grow through acquisitions of existing financial institutions or branches thereof.  There are no guarantees that our expansion strategies will be successful.  Also, in order to effectively manage our anticipated and/or actual loan growth we have and may continue to make additional investments in equipment and personnel, which also will increase our non-interest expense.  If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially and adversely affect our financial performance.

Our concentrations of loans in various categories may also increase the risk of credit losses. We currently invest more than 25% of our capital in various loan types and industry segments, including commercial real estate loans and loans to the hospitality industry (hotels/motels).  While recent declines in the local commercial real estate market have not caused the collateral securing our loans to exceed acceptable loan to value ratios, a further deterioration in the commercial real estate market could cause deterioration in the collateral securing these loans and/or a decline in our customers’ earning capacity.  This could negatively impact us.  Although we have made a large portion of our hospitality loans to long term, well established operators in strategic locations, a continued decline in the occupancy rate in these facilities could negatively impact their earnings.  This could adversely impact their ability to repay their loan which would adversely impact our net income.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.  We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio.  Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses.  Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, even under normal economic conditions, we cannot predict such losses with certainty.  The unprecedented volatility experienced in the financial and capital markets during the last four years makes this determination even more difficult as processes we use to estimate the allowance for loan losses may no longer be dependable because they rely on complex judgments, including forecasts of economic conditions that may not be accurate.  As a result, we cannot be sure that our allowance is or will be adequate in the future.  If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer.

As of June 30, 2012, commercial and industrial, construction, and commercial real estate mortgage loans comprise approximately 81.28% of our loan portfolio.  These types of loans are generally viewed as having more risk of default than residential real estate or consumer loans and typically have larger balances than residential real estate loans and consumer loans.  A deterioration of one or a few of these loans could cause a significant increase in non-performing loans.  Such an increase could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our profitability depends on interest rates and changes in monetary policy may impact us.  Our results of operations depend to a large extent on our “net interest income,” which is the difference between the interest expense incurred in connection with our interest bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest earning assets, such as loans and investment securities.  Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy, and geopolitical stability, are not predictable or controllable.  Additionally, competitive factors heavily influence the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits.  Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super regional or national banks that have access to the national and international capital markets.  These factors influence our ability to maintain a stable net interest margin.

We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or reprice during any period so that we may reasonably predict our net interest margin.  However, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position.  Generally speaking, our earnings are more sensitive to fluctuations in interest rates the greater the variance in the volume of assets and liabilities that mature and reprice in any period.  The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether we are more asset than liability sensitive.  Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer.

The market value of our investments could negatively impact stockholders’ equity.  We have designated all of our investment securities portfolio (and 19.91% of total assets) at June 30, 2012 as available for sale.  We “mark to market” temporary unrealized gains and losses in the estimated value of the available for sale portfolio and reflect this adjustment as a separate item in stockholders’ equity, net of taxes.  As of June 30, 2012, we had temporary unrealized gains in our available for sale portfolio of $2.3 million (net of taxes).  As a result of the recent economic recession and the continued economic slowdown, several municipalities continue to report budget deficits and companies continue to report lower earnings.  These budget deficits and lower earnings could cause temporary and other than temporary impairment charges in our investment securities portfolio and cause us to report lower net income and a decline in stockholders’ equity.

Any future issuances of common stock in connection with acquisitions or otherwise could dilute your ownership of Old Line Bancshares.  We may use our common stock to acquire other companies or to make investments in banks and other complementary businesses in the future.  We may also issue common stock, or securities convertible into common stock, through public or private offerings, in order to raise additional capital in connection with future acquisitions, to satisfy regulatory capital requirements or for general corporate purposes.  Any such stock issuances would dilute your ownership interest in Old Line Bancshares and may dilute the per share value of the common stock.

Our future acquisitions, if any, may cause us to become more susceptible to adverse economic events.  While we currently have no definitive plans to acquire additional financial institutions (other than WSB Holdings), we may do so in the future if an attractive acquisition opportunity arises that is consistent with our business plan.  Any future business acquisitions could be material to us, and the degree of success achieved in acquiring and integrating these businesses into Old Line Bancshares could have a material effect on the value of our common stock.  In addition, any acquisition could require us to use substantial cash or other liquid assets or to incur debt.  In those events, we could become more susceptible to future economic downturns and competitive pressures.

We face limits on our ability to lend.  The amount of our capital limits the amount that we can loan to a single borrower.  Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower.  As of June 30, 2012, we were able to lend approximately $10.1 million to any one borrower.  This amount is significantly less than that of many of our larger competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us.  We generally try to accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available.  We may not be able to attract or maintain customers seeking larger loans and we may not be able to sell participations in such loans on terms we consider favorable.

Additional capital may not be available when needed or required by regulatory authorities.  Federal and state regulatory authorities require us to maintain adequate levels of capital to support our operations.  In addition, we may elect to raise additional capital to support our business or to finance future acquisitions, if any, or we may otherwise elect or our regulators may require that we raise additional capital.  Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control.  Current conditions in the capital markets are such that traditional sources of capital may not be available to us on reasonable terms if we needed to raise additional capital.  Accordingly, we may not be able to raise additional capital if needed or on terms that are favorable or otherwise not dilutive to existing stockholders.  If we cannot raise additional capital when needed or on desirable terms, it may have a material adverse effect on our financial condition, results of operations and prospects.

We face substantial competition which could adversely affect our growth and operating results.  We operate in a competitive market for financial services and face intense competition from other financial institutions both in making loans and in attracting deposits.  Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than we do, and are able to offer certain services that we are not able to offer.  If we cannot attract deposits and make loans at a sufficient level, our operating results will suffer, as will our opportunities for growth.

System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.  We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure we use, including our Internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us, subject us to additional regulatory scrutiny, damage our reputation, result in a loss of customers, and inhibit current and potential customers from our Internet banking services, any or all of which could have a material adverse effect on our results of operations and financial condition.  Each year, we add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches including firewalls and penetration testing, but there can be no assurance that such security measures will be effective in preventing such breaches, damage or failures.  We continue to investigate cost effective measures as well as insurance protection; there is no guarantee, however, that such insurance, if obtained, would cover all costs associated with any breach, damage or failure of our computer systems and network infrastructure.

Consumers may decide not to use banks to complete their financial transactions.  Technology and other changes are allowing consumers to complete financial transactions through alternative methods that historically have involved banks.   For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks.  The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits.  The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Additional Risk Factors Associated with WSB Holdings

WSB Holdings and The Washington Savings Bank have entered into supervisory agreements with their regulators that may result in adverse results to WSB Holdings’ operations.

On June 3, 2011, WSB Holdings and The Washington Savings Bank entered into separate supervisory agreements with the Office of Thrift Supervision (the “OTS”), their primary banking regulator on such date.  The agreements, which are formal enforcement actions initiated by the OTS, require WSB Holdings and The Washington Savings Bank to take certain measures to improve their safety and soundness and maintain ongoing compliance with applicable laws.  During the course of a routine review of WSB Holdings by the OTS, examiners identified certain supervisory issues, primarily related to classified assets.  The supervisory agreements set forth the actions that WSB Holdings, The Washington Savings Bank and their boards of directors must undertake to address the issues.  Pursuant to regulatory changes instituted by the Dodd-Frank Act, WSB Holdings is now regulated by the Federal Reserve Board and The Washington Savings Bank is now regulated by the OCC.  As the current regulators, the agreements are currently enforced by the OCC with respect to The Washington Savings Bank and the Federal Reserve Board with respect to WSB Holdings.

The supervisory agreements include timeframes to implement the compliance provisions contained therein, including requirements to report to the applicable regulator.  The agreements also require each of WSB Holdings and The Washington Savings Bank to designate a committee of its board of directors that will be responsible for overseeing compliance with the applicable supervisory agreement.  Each agreement will remain in effect until terminated, modified or suspended by the Federal Reserve Board or OCC, as applicable.

WSB Holdings and The Washington Savings Bank believe that they have taken all of the actions required by the supervisory agreements and have submitted their plans to the OCC for approval.

The impact of the written agreement on WSB Holdings’ operations as well as deteriorating credit markets may have an adverse impact on the financial condition and operations, including maintaining acceptable liquidity levels, and may negatively impact the financial condition, results of operations, and business operations of the combined company after the merger.  While Old Line Bancshares and Old Line Bank do not believe they will be subject to these agreements after the merger is completed, they cannot assure you that these written agreements will be terminated after the merger or the bank merger.

WSB Holdings’ loan portfolio is concentrated in commercial and real estate and in certain geographic areas.  WSB Holdings’ commercial loans, including commercial real estate loans, totaled $67.7 million as of June 30, 2012, or 36%% of its loan portfolio, while its residential real estate loans totaled $115.9 million, or 61% of its loan portfolio.  Additionally, its construction loans totaled $4.4 million as of June 30, 2012, or 2% of its loan portfolio.  Approximately 68% of WSB Holdings’ loans were originated in Maryland.  Commercial lending generally carries a higher degree of credit risk than do residential mortgage loans because of several factors including larger loan balances, dependence on the successful operation of a business or a project for repayment, or loan terms with a balloon payment rather than full amortization over the loan term.  Further, continued or further weakness in the real estate market could adversely affect The Washington Savings Bank’s customers, which in turn could adversely impact the loan portfolio.

An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on the financial condition and results of operations of WSB Holdings, and, upon consummation of the merger, of Old Line Bancshares.

WSB Holdings’ asset quality issues may deteriorate prior to completion of the merger.  WSB Holdings’ non-performing assets, including other real estate owned (“OREO”), were $17.0 million at June 30, 2012, compared to $17.7 million at December 31, 2011.  Non-performing assets, including OREO, as a percentage of total assets were 4.56% at June 30, 2012, compared to 4.59% at December 31, 2011.  Net charge-offs for the six months ended June 30, 2012 were $2.6 million, compared to $2.2 million in the same period of 2011.  Should asset quality continue to deteriorate, this may have an adverse effect on WSB Holdings’ financial and capital positions and, upon consummation of the merger, Old Line Bancshares’ financial and capital positions.

Risk Factors as they Relate to WSB Holdings Stockholders in Connection with the Merger

WSB Holdings’ directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of WSB Holdings stockholders.  In considering the information contained in this joint proxy statement/prospectus, you should be aware that WSB Holdings’ directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of WSB Holdings stockholders.  The WSB Holdings and The Washington Savings Bank directors who collectively hold approximately 47.8% of the outstanding WSB Holdings stock have agreed to vote in favor of the merger proposal.  This agreement may have the effect of discouraging persons from making a proposal to acquire WSB Holdings.  Further, certain executive officers of WSB Holdings may be entitled to payments in connection with the merger either under existing arrangements and agreements or the merger agreement.  Old Line Bancshares and Old Line Bank have also agreed to appoint or elect two persons selected by WSB Holdings, which the merger agreement contemplates will be William J. Harnett and Michael J. Sullivan, who will be compensated for their service on the board of directors of Old Line Bank.  These and certain other additional interests of WSB Holdings’ directors and executive officers are described in detail in “The Merger Agreement and the Merger – Interests of Directors, Officers and Others in the Merger.”  These circumstances may cause some of WSB Holdings directors and executive officers to view the proposed transaction differently than you view it.

WSB Holdings stockholders may not receive the form of merger consideration that they elect.  Depending on the elections made by all WSB Holdings stockholders, certain WSB Holdings stockholders who elect to receive cash consideration may instead receive shares of Old Line Bancshares common stock for all or a portion of their shares of WSB Holdings common stock, and some WSB Holdings stockholders who elect to receive the stock consideration may instead receive cash for all or a portion of their shares of WSB Holdings common stock.

If WSB Holdings stockholders oversubscribe for the cash portion of the merger consideration, those WSB Holdings stockholders electing to receive cash will have the amount of cash they selected reduced and will receive all or a portion of their consideration in the form of shares of Old Line Bancshares common stock.  Similarly, if WSB stockholders oversubscribe for the Old Line Bancshares common stock portion of the merger consideration, those WSB Holdings stockholders electing to receive shares of Old Line Bancshares common stock will have the amount of common stock they selected reduced and will receive all or a portion of their consideration in the form of cash.  The allocation process will be administered by Old Line Bancshares’ exchange agent as set forth in the merger agreement, and we intend to instruct the exchange agent to perform any such allocations on a pro rata basis.  Accordingly, at the time WSB Holdings stockholders vote on the proposal to approve the merger agreement, they will not know the form of merger consideration that they will receive, regardless of their intended election.  In addition, to the extent that WSB Holdings stockholders receive all or a portion of the merger consideration in a form that they did not elect, they also will not know the tax consequences that will result upon the exchange of their shares of WSB Holdings common stock.  See “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”

Because the aggregate merger consideration is subject to adjustment, WSB Holdings stockholders will not know until the effective time of the merger the value of the consideration they will receive in the merger.  Upon completion of the merger, each share of WSB Holdings common stock will be converted into the right to receive merger consideration consisting of shares of Old Line Bancshares common stock and/or cash pursuant to the terms of the merger agreement.  The value of the aggregate merger consideration to be received by WSB Holdings stockholders will be adjusted as provided in the merger agreement for certain operating losses, asset quality changes, changes in the value of certain investment securities and merger-related expenses incurred by WSB Holdings.  Assuming there are no adjustments to the aggregate merger consideration, the value of the per-share cash consideration would be $6.09 and the exchange ratio with respect to the per-share stock consideration, based on 7,995,232 shares of WSB Holdings common stock outstanding as of the date of this joint proxy statement/prospectus, would be 0.5608.  In addition, the per-share merger consideration will be reduced if the aggregate merger consideration is adjusted, however, and these calculations will not be completed until the closing of the merger.

Further, the exchange ratio will not be adjusted if the average price of Old Line Bancshares common stock, as determined pursuant to the merger agreement, decreases, although as discussed below WSB Holdings can terminate the merger agreement if the average price falls below $8.14 and Old Line Bancshares does not increase the merger consideration.  As a result, the value of shares of Old Line Bancshares common stock that a WSB Holdings stockholder receives in the merger will decline correspondingly with declines in the average price of Old Line Bancshares common stock prior to and as of the date the merger consideration is received.

Accordingly, at the time of the special meeting of WSB Holdings stockholders and prior to the election deadline, WSB Holdings stockholders will not know or be able to calculate the amount of the consideration they will receive, the exchange ratio that will be used to determine the number of shares of Old Line Bancshares common stock that they would receive upon completion of the merger, or the value of any shares of Old Line Bancshares common stock they would receive upon completion of the merger.  Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the businesses, operations and prospects of Old Line Bancshares and regulatory considerations.  Many of these factors are beyond Old Line Bancshares’ control.  You should obtain current market quotations for shares of Old Line Bancshares common stock

WSB Holdings has the option, but is not required, to terminate the merger agreement if the average price of the Old Line Bancshares common stock falls below $8.14, although WSB Holdings does not have this option if Old Line Bancshares, in its sole discretion, increases the aggregate merger consideration to at least $40.8 million (subject to adjustment) as set forth in the merger agreement.  WSB Holdings cannot predict at this time whether or not its board of directors would exercise its right to terminate the merger agreement if these conditions were met.  The merger agreement does not provide for a resolicitation of WSB Holdings stockholders in the event that the conditions are met and the WSB Holdings board nevertheless chooses to complete the transaction.  WSB Holdings’ board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement.  In considering whether to exercise its right to terminate the merger agreement, WSB Holdings’ board of directors would take into account all the relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel.

The merger agreement limits WSB Holdings’ ability to pursue alternative transactions to the merger and requires WSB Holdings to pay a termination fee if it does.  The merger agreement prohibits WSB Holdings and its directors, officers, representatives and agents, subject to narrow exceptions, from initiating, encouraging, soliciting or entering into discussions with any third party regarding alternative acquisition proposals.  The prohibition limits WSB Holdings’ ability to pursue offers from other possible acquirers that may be superior from a financial point of view.  If WSB Holdings receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Old Line Bancshares and the merger agreement is terminated, WSB Holdings would be required to pay a termination fee of $1,750,000.  This fee makes it less likely that a third party will make an alternative acquisition proposal.

The federal income tax consequences of the merger for WSB Holdings stockholders will be dependent upon the merger consideration received.  The federal income tax consequences of the merger to you will depend upon the merger consideration you receive.  In general, if you exchange your shares of WSB Holdings common stock solely for cash, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the cash you receive and your adjusted tax basis in your WSB Holdings common stock.  If you receive solely Old Line Bancshares common stock in exchange for your WSB Holdings common stock, you generally will not recognize any gain or loss for federal income tax purposes.  However, you generally will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Old Line Bancshares common stock.  If you receive a combination of cash and Old Line Bancshares common stock in the transaction, you generally will not recognize loss but will recognize gain, if any, to the extent of any cash received.  For a more detailed discussion of the federal income tax consequences of the transaction to you, see “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”

After the merger is completed, WSB Holdings stockholders who receive Old Line Bancshares common stock for some or all of their shares of WSB Holdings common stock will become Old Line Bancshares stockholders and will have different rights that may be less advantageous than their current rights.  Upon completion of the merger, WSB Holdings stockholders who receive Old Line Bancshares common stock for some or all of their shares of WSB Holdings common stock will become Old Line Bancshares stockholders.  Differences in WSB Holdings’ certificate of incorporation and bylaws and Old Line Bancshares’ articles of incorporation and bylaws, as well as differences between the DGCL and the MGCL, will result in changes to the rights of WSB Holdings stockholders who become Old Line Bancshares stockholders.  For more information, see “Comparison of the Stockholder Rights.”  A stockholder of WSB Holdings may conclude that his, her or its current rights under the DGCL and WSB Holdings’ certificate of incorporation and bylaws are more advantageous than the rights they may have as an Old Line Bancshares stockholder under the MGCL and Old Line Bancshares’ articles of incorporation and bylaws.

WSB Holdings’ stockholders will have less influence as stockholders of Old Line Bancshares than as stockholders of WSB Holdings.  WSB Holdings stockholders currently have the right to vote in the election of the board of directors of WSB Holdings and on other matters affecting WSB Holdings.  The stockholders of WSB Holdings as a group will own approximately 29.9% of the combined organization (Old Line Bancshares and WSB Holdings).  When the merger occurs, each stockholder that receives shares of Old Line Bancshares common stock will become a stockholder of Old Line Bancshares with a percentage ownership of the combined organization smaller than such stockholder’s percentage ownership of WSB Holdings.  Because of this, stockholders of WSB Holdings will have less influence on the management and policies of Old Line Bancshares than they now have on the management and policies of WSB Holdings.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements include statements regarding, among other things:

(1) The effects and benefits of the merger, including: (a) future financial operating results and performance; (b) the expected consummation of the merger including the timing thereof; (c) the expected pro forma effects of the merger; (d) the expectation that Old Line Bancshares and Old Line Bank will not be subject to WSB Holdings and The Washington Savings Bank’s written agreements with their regulators after the merger; and (e) plans and objectives of Old Line Bancshares’ management for future operations of the combined company.

(2) With respect to Old Line Bancshares: (a) Old Line Bancshares’ objectives, expectations and intentions, including (i) branch retention and market expansion, (ii) statements regarding anticipated changes in revenues, non-interest expenses (including as a result of the merger with Maryland Bankcorp and the pending merger with WSB Holdings), net interest income and income, and stability of net interest income during 2013, (iii) that merger-related expenses will cause lower than expected earnings until completion of the merger and that the merger will be accretive to earnings within three quarters of closing, (iv) hiring and acquisition possibilities, (v) maintenance of its net interest margin, (v) Old Line Bancshares’ belief that it has identified any problem assets and that its borrowers will continue to remain current on their loans, (vi) Old Line Bancshares being well positioned to capitalize on potential opportunities in a healthy economy, (vii) Old Line Bancshares’ continued growth in new and existing customer relationships, (viii) sale of OREO and anticipated gains from such sales, (ix) expected losses on and Old Line Bancshares’ intentions with respect to its investment securities, (x) earnings on Old Line Bancshares bank owned life insurance, (xi) continued use of brokered deposits for funding, and (xii) anticipated expenses in connection with termination of the Maryland Bank and Trust employee retention plan; (b) sources of and sufficiency of liquidity; (c) the sufficiency of the allowance for loan losses; (d) expected loan, deposit and asset growth; (e) expected settlement of the sale of property foreclosed on during the third quarter of 2012 in connection with one non-accrual loan and plans to foreclose on the property securing another non- accrual loan; (f) anticipated losses on non-performing loans; (g) impact of new accounting guidance; (h) expectations with respect to the impact of pending legal proceedings; (i) improving earnings per share and stockholder value; and (j) financial and other goals and plans.

 (3) With respect to WSB Holdings: (i) intensions with respect to WSB Holdings’ investment portfolio; (ii) WSB Holdings’ expectations regarding diversifying its loan portfolio when nonresidential loan demand picks up; (iii) the impact of future potential economic conditions, (iv) the allowance for loan losses and the adequacy thereof; (v) settlement of loans committed to be purchased and the potential for losses in connection therewith; (vi) expected terms of loans, prepayments and re-financings; (vii) use of brokered deposits going forward; (viii) the impact of pending legal proceedings; (ix) anticipated use of excess funding liquidity; (x) The Washington Savings Bank’s continuing to meet its capital requirements; (xi) strengthening the balance sheet; (xii) future profitability; and (xiii) future sources of liquidity

You can identify forward-looking statements because they are not historical facts and often include the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “anticipates,” “plans” or similar terminology.  Such statements are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to:

•	The businesses of WSB Holdings may not be integrated into Old Line Bancshares successfully or such integration may be more difficult, time-consuming or costly than expected;

•	Expected revenue synergies and cost savings from the merger may not be fully realized, or realized within the expected timeframe;

•	Old Line Bancshares may not have taken adequate discounts for WSB Holdings’ loans and other assets;

•	Disruption in the parties’ businesses as a result of the announcement and pendency of the merger;

•	Revenues following the merger may be lower than expected;

•	Customer and employee relationships and business operations may be disrupted by the merger;

•	The ability to obtain required regulatory and stockholder approvals;

•	The ability to complete the merger in the expected timeframe may be more difficult, time-consuming or costly than expected, or the merger may not be completed at all;

•	Changes in loan default and charge-off rates;

•	Changes in demand for loan products or other financial services;

•	Reductions in deposit levels necessitating increased borrowings to fund loans and investments;

•	Further deterioration in general economic conditions, continued slow growth during the recovery or another recession;

•	Continued increases in the unemployment rate in Old Line Bank’s and The Washington Savings Bank’s target markets;

•	Changes in interest rates and monetary policy that could adversely affect Old Line Bancshares and/or WSB Holdings;

•
Changes in regulatory requirements and/or restrictive banking legislation may adversely affect Old Line Bancshares and/or The Washington Savings Bank, including regulations adopted pursuant to the Dodd-Frank Act and the Basel III accords;

•	The ability of Old Line Bank to retain key personnel;

•	The ability of Old Line Bancshares and Old Line Bank to successfully implement its growth and expansion strategy;

•	The risk of loan losses and that the allowance for loan losses may be insufficient;

•	Potential conflicts of interest associated with Old Line Bancshares’ interest in Pointer Ridge;

•	Changes in competitive, governmental, regulatory, technological and other factors that may affect Old Line Bancshares or WSB Holdings specifically or the banking industry generally;

•	That the market value of investments could negatively impact stockholders’ equity;

•	Increased expenses due to stock benefit plans;

•	The expenses associated with operating as a public company;

•	The other risks discussed in this joint proxy statement/prospectus, in particular in the “Risk Factors” section of this joint proxy statement/prospectus; and

•	Other risk factors detailed from time to time in filings made by Old Line Bancshares and WSB Holdings with the SEC.

And, with respect to WSB Holdings:

•	Changes WSB Holdings makes as a result of its ongoing review of our business and operations;

•	Implementation of changes in lending practices and lending operations; and

•	Changes made as a result of its board of directors’ ongoing review of our capital management plan.

Forward-looking statements speak only as of the date they are made.  You should not place undue reliance on any forward-looking statements.  Old Line Bancshares and WSB Holdings undertake no obligation to update or clarify these forward-looking statements to reflect factual assumptions, circumstances or events that have changed after such a forward-looking statement was made.

THE OLD LINE BANCSHARES SPECIAL MEETING

Date, Time and Place

Old Line Bancshares will hold a special meeting of its stockholders at its office located at 1525 Pointer Ridge Place, Bowie, Maryland, at _____ on __________.

Purpose of the Special Meeting

At the special meeting, Old Line Bancshares’ stockholders will be asked to consider and vote upon proposals to:

•	Approve the merger agreement between Old Line Bancshares and WSB Holdings and the merger of WSB Holdings with and into Old Line Bancshares;

•	Adjourn the special meeting if more time is needed to solicit proxies; and

•	Transact any other business that may properly be brought before the special meeting.

Recommendation of the Board of Directors of Old Line Bancshares

The Old Line Bancshares board of directors has determined that the merger is advisable and in the best interests of Old Line Bancshares and its stockholders and recommends that Old Line Bancshares’ stockholders vote “FOR” approval of the merger agreement and the merger.

Record Date; Stockholders Entitled to Vote

Stockholders of record at the close of business on ___________, which the Old Line Bancshares board of directors has set as the record date, are entitled to notice of and to vote at the special meeting.  As of the close of business on that date, there were outstanding and entitled to vote ________ shares of common stock, $0.01 par value per share, each of which is entitled to one vote.

Quorum

The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the special meeting (or ___________ shares of Old Line Bancshares common stock) will be necessary to constitute a quorum for the transaction of business at the special meeting.  Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting.

Under Maryland law, broker non-votes are also counted for purposes of determining the presence or absence of a quorum for the transaction of business at special meetings.  In general, with respect to shares held in street name, the holders of record have the authority to vote shares for which their customers do not provide voting instructions only on certain routine, uncontested items.  In the case of non-routine or contested items, the institution holding street name shares cannot vote the shares if it has not received voting instructions.  These are considered to be “broker non-votes.”  Since there are no routine items to be voted on at the special meeting, nominee record holders of Old Line Bancshares common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares; as a result, these shares will not be considered present at the special meeting and will not count towards the satisfaction of a quorum.

Vote Required

Old Line Bancshares’ articles of incorporation provide that the approval of certain transactions, including a merger, requires the vote of a majority of the shares of each class of Old Line Bancshares’ capital stock entitled to vote thereon, if the merger has been approved by a majority of its board of directors.  As a result, the proposal at the Old Line Bancshares special meeting to approve the merger agreement and the merger requires the affirmative vote of holders of a majority of the outstanding shares of Old Line Bancshares common stock entitled to vote on the proposal.  The affirmative vote of the holders of a majority of the shares of common stock cast on the matter is required to adjourn the special meeting to solicit additional proxies, if necessary.

Directors and executive officers of Old Line Bancshares and their affiliates, who beneficially own approximately ____% of Old Line Bancshares common stock outstanding as of the record date, are expected to vote for approval of the merger agreement and the merger.

Abstentions and Failure to Vote

Because approval of the merger agreement and the merger requires the affirmative vote of the holders of more than 50% of the outstanding shares of Old Line Bancshares common stock entitled to vote at the special meeting, abstentions, the failure to vote and broker non-votes will have the same effect as votes against this matter.  In other words, if you are an Old Line Bancshares stockholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it will have the effect of a vote against the proposal to approve the merger agreement and the merger.  Accordingly, the Old Line Bancshares board of directors urges you to submit your proxy to vote as instructed below.

As noted above, approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary, requires the affirmative vote of at least a majority of all votes cast on the matter at the special meeting.  Abstentions, the failure to vote and broker non-votes are not included in calculating votes cast with respect to this proposal and therefore will have no effect on the outcome of this proposal (assuming a quorum is present).

Voting of Proxies

The enclosed proxy with respect to the Old Line Bancshares special meeting is solicited by the board of directors of Old Line Bancshares.  The board of directors has selected Daniel Deming and James Dent, or either of them, to act as proxies with full power of substitution.

Whether or not you plan to attend the special meeting, you may submit a proxy to vote your shares via Internet, telephone or mail as outlined below.  You will need information from your proxy card or electronic delivery notice to submit your proxy to vote your shares by Internet or telephone.

•	By Internet: Go to www.proxyvote.com and follow the instructions.

•	By Telephone: Call 1-800-690-6903 and follow the voice mail prompts.

•	By Mail: Mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

All proxies will be voted as directed by the stockholder on the proxy form.  A proxy, if executed and not revoked, will be voted in the following manner (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR approval of the merger agreement and the merger; and

•	FOR approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary.

At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related Old Line Bancshares proxy card, other than the matters set forth in the Notice of Special Meeting of Stockholders of Old Line Bancshares.  In accordance with Maryland law, business transacted at the Old Line Bancshares special meeting will be limited to those matters set forth in the notice.  Nonetheless, if any other matter is properly presented at the Old Line Bancshares special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important.  Accordingly, please sign and return the enclosed proxy card, or indicate your vote by phone or Internet as described above, as soon as possible whether or not you intend to attend the Old Line Bancshares special meeting.

Shares held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted.  Please follow the voting instructions provided by your bank, broker or other nominee.  Please note that you may not vote shares held in street name by returning a proxy card directly to Old Line Bancshares or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee.  Further, brokers who hold shares of Old Line Bancshares common stock on behalf of their customers may not give a proxy to Old Line Bancshares to vote those shares without specific instructions from their customers.

If you are an Old Line Bancshares stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares at the special meeting.

Your vote is important.  Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the Old Line Bancshares special meeting in person.

Revocability of Proxies

A proxy is revocable at any time prior to or at the special meeting by written notice to Old Line Bancshares, by executing a proxy bearing a later date, or by attending the special meeting and voting in person.  A written notice of revocation of a proxy should be sent to the Secretary, Old Line Bancshares, Inc., 1525 Pointer Ridge Place, Bowie, Maryland 20716, and will be effective if received by the Secretary prior to the special meeting.  The presence of a stockholder at the special meeting alone will not automatically revoke such stockholder’s proxy.

Solicitation of Proxies

Old Line Bancshares will pay the costs of soliciting proxies from Old Line Bancshares stockholders.  These costs may include reasonable out of pocket expenses in forwarding proxy materials to beneficial owners.  Old Line Bancshares will reimburse brokers and other persons for their reasonable expenses in forwarding proxy materials to customers who are beneficial owners of the common stock of Old Line Bancshares registered in the name of nominees.

In addition to solicitation by mail, officers and directors of Old Line Bancshares may solicit proxies personally or by telephone.  Old Line Bancshares will not specifically compensate these persons for soliciting such proxies, but may reimburse them for reasonable out-of-pocket expenses, if any.

THE WSB HOLDINGS SPECIAL MEETING

Date, Time and Place

WSB Holdings will hold a special meeting of its stockholders at ____________ at _____________ on _________________.

Purpose of the Special Meeting

At the special meeting, WSB Holdings’ stockholders will be asked to consider and vote upon proposals to:

•	Approve the merger agreement between Old Line Bancshares and WSB Holding;

•
Approve an advisory (nonbinding) vote to approve “golden parachute compensation” payable to the named executive officers of WSB Holdings as follows: RESOLVED, that the stockholders of WSB Holdings, Inc. approve, on an advisory (nonbinding) basis, the agreements for and compensation to be paid to WSB Holding, Inc.’s named executive officers in connection with the merger with Old Line Bancshares, Inc., as disclosed in the section of the Joint Proxy Statement/Prospectus for the merger captioned “The Merger Agreement and the Merger – Interests of Directors, Officers and Others in the Merger – Golden Parachute Compensation for WSB Holdings Named Executive Officers.”

•	Adjourn the special meeting if more time is needed to solicit proxies; and

•	Transact any other business that may properly be brought before the special meeting.

Approval of the “golden parachute” proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on WSB Holdings or Old Line Bancshares, or their respective board of directors or compensation committees.  Therefore, if the merger is approved by the stockholders of Old Line Bancshares and WSB Holdings stockholders and completed, the “golden parachute compensation” will be paid to the WSB Holdings named executive officers, subject to the conditions applicable thereto, regardless of the outcome of this advisory vote.  Please see “The Merger Agreement and the Merger – Interests of Directors, Officers and Others in the Merger – Golden Parachute Compensation for WSB Holdings Named Executive Officers” for a description of the “golden parachute” payments that are the subject of the advisory vote.

Recommendation of the Board of Directors of WSB Holdings

The WSB Holdings board of directors has unanimously approved the merger agreement and the merger, has unanimously declared them to be advisable and in the best interests of WSB Holdings’ stockholders, and unanimously recommends that WSB Holdings’ stockholders vote “FOR” approval of the merger agreement.

The WSB Holdings board of directors has also unanimously approved and declared advisable the “golden parachute compensation” that may be paid to Kevin P. Huffman, the President and Chief Operating Officer of WSB Holdings and The Washington Savings Bank, in connection with the merger as described in this joint proxy statement/prospectus, and it unanimously recommends that stockholders of WSB Holdings approve such compensation.

Record Date; Stockholders Entitled to Vote

Stockholders of record at the close of business on ___________, which the WSB Holdings board of directors has set as the record date, are entitled to notice of and to vote at the special meeting.  As of the close of business on that date, there were outstanding and entitled to vote ______ shares of common stock, $0.0001 par value per share, each of which is entitled to one vote.

Quorum

The presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the special meeting (or __________ shares of WSB Holdings common stock) will be necessary to constitute a quorum for the transaction of business at the special meeting.  Abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting.

Under Delaware law, broker non-votes are also counted for purposes of determining the presence or absence of a quorum for the transaction of business at special meetings.  If your shares are held in the name of a bank, brokerage firm or other similar holder of record (referred to as “in street name”), you will receive instructions from the holder of record that you must follow for you to specify how your shares will be voted.  In general, under the rules of the various national and regional securities exchanges, holders of record have the authority to vote shares for which their customers do not provide voting instructions on certain routine, uncontested items, but not on non-routine proposals.  In the case of non-routine items for which specific voting instructions have not been provided, the institution holding street name shares cannot vote those shares.  These are considered to be “broker non-votes.”  Since there are no routine items to be voted on at the special meeting, nominee record holders of WSB Holdings common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to return a proxy card with respect to such shares.  In that case, such shares will not be considered present at the special meeting and will not count toward the satisfaction of a quorum.

Vote Required

The proposal at the WSB Holdings special meeting to approve the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of WSB Holdings common stock entitled to vote on the proposal.  The approval of the advisory vote on the “golden parachute compensation” and the approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary, require, in each case, the affirmative vote of the majority of shares present in person or represented by proxy at the special meeting and entitled to vote on those matters.

Directors of WSB Holdings and The Washington Savings Bank and their affiliates, who beneficially own approximately ______% of WSB Holdings common stock as of the record date, have agreed in writing to vote for approval of the merger agreement.  The Washington Savings Bank holds _______ shares (______ %) for its employee 401(k) plan, which will be voted for approval of the merger agreement.

Abstentions and Failure to Vote

Because approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of WSB Holdings common stock entitled to vote at the special meeting, abstentions, the failure to vote and broker non-votes will have the same effect as votes against this matter.  In other words, if you are a WSB Holdings stockholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it will have the effect of a vote against the proposal to approve the merger agreement and the merger.  Accordingly, the WSB Holdings board of directors urges you to submit your proxy to vote as instructed below.

As noted above, approval of the proposals to (i) approve the advisory vote on “golden parachute compensation” that may be paid to Kevin P. Huffman in connection with the merger and (ii) adjourn the special meeting to solicit additional proxies, if necessary, requires the affirmative vote of at least a majority of all shares present in person or represented by proxy at the special meeting and entitled to vote on those matters.  Because abstentions represent shares entitled to vote under Delaware law, the effect of an abstention will be the same as a vote against these proposals.  The failure to vote and broker non-votes are not included in calculating votes cast with respect to these proposals and therefore will have no effect on the outcome of these proposals (assuming a quorum is present).

Voting of Proxies

The enclosed proxy with respect to the WSB Holdings special meeting is solicited by the board of directors of WSB Holdings.  The board of directors has selected Gerald J. Whittaker and Cheryl E. Gordon, or either of them, to act as proxies with full power of substitution.

Whether or not you plan to attend the special meeting, you may submit a proxy to vote your shares via Internet, telephone or mail as outlined below.  You will need information from your proxy card to submit your proxy to vote your shares by Internet or telephone.

•	By Internet: Go to www.voteproxy.com and follow the instructions.

•	By Telephone: Call -800-PROXIES (1-800-776-9437) and follow the voice mail prompts.

•	By Mail: Mark your vote, sign your name exactly as it appears on your proxy card, date your proxy card and return it in the envelope provided.

All proxies will be voted as directed by the stockholder on the proxy form.  A proxy, if executed and not revoked, will be voted in the following manner (unless it contains instructions to the contrary, in which event it will be voted in accordance with such instructions):

•	FOR approval of the merger agreement and the merger;

•	FOR approval of the advisory (nonbinding) vote on the “golden parachute compensation” that may be paid to Kevin P. Huffman by Old Line Bancshares; and

•	FOR approval of the proposal to adjourn the special meeting to solicit additional proxies, if necessary.

At the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this joint proxy statement/prospectus or in the related WSB Holdings proxy card, other than the matters set forth in the Notice of Special Meeting of Stockholders of WSB Holdings.  In accordance with Delaware law, business transacted at the WSB Holdings special meeting will be limited to those matters set forth in the notice.  Nonetheless, if any other matter is properly presented at the WSB Holdings special meeting for consideration, proxies will be voted in the discretion of the proxy holder on such matter.

Your vote is important.  Accordingly, please sign and return the enclosed proxy card, or indicate your vote by phone or Internet as described above, as soon as possible whether or not you intend to attend the WSB Holdings special meeting.

Shares held in Street Name

If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted.  Please follow the voting instructions provided by your bank, broker or other nominee.  Please note that you may not vote shares held in street name by returning a proxy card directly to WSB Holdings or by voting in person at the meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee.  Further, brokers who hold shares of WSB Holdings common stock on behalf of their customers may not give a proxy to WSB Holdings to vote those shares without specific instructions from their customers.

If you are a WSB Holdings stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares at the special meeting.

Your vote is important.  Accordingly, please sign and return your broker’s instructions whether or not you plan to attend the WSB Holdings special meeting in person.

Revocability of Proxies

A proxy is revocable at any time prior to or at the special meeting by written notice to WSB Holdings, by executing a proxy bearing a later date, or by attending the special meeting and voting in person.  A written notice of revocation of a proxy should be sent to WSB Holdings, Inc., 4201 Mitchellville Road, Suite 200, Bowie, Maryland 20716 and will be effective if received by the Secretary prior to the special meeting.  The presence of a stockholder at the special meeting alone will not automatically revoke such stockholder’s proxy.

Solicitation of Proxies

WSB Holdings will pay the costs of soliciting proxies from WSB Holdings stockholders.  These costs may include reasonable out of pocket expenses in forwarding proxy materials to beneficial owners.  WSB Holdings will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxy materials to beneficial owners of the common stock of WSB Holdings and obtaining their proxies.

In addition to solicitation by mail, directors, officers and employees of WSB Holdings may solicit proxies personally, by telephone, facsimile or electronic mail.  WSB Holdings will not specifically compensate these persons for soliciting such proxies, but may reimburse them for reasonable out-of-pocket expenses, if any.

OWNERSHIP OF OLD LINE BANCSHARES COMMON STOCK

The following table sets forth, as of October 31, 2012, information with respect to the beneficial ownership of Old Line Bancshares’ common stock by each director, by its executive officers and by all of its directors and executive officers as a group, as well as information regarding each other person that Old Line Bancshares believes owns in excess of 5% of the outstanding common stock.  Unless otherwise noted below, Old Line Bancshares believes that each person named in the table has or will have the sole voting and sole investment power with respect to each of the securities reported as owned by such person.

Name of Beneficial Owner and Addresses of 5% Owners	Number of Shares Owned	Number of Options Owned (1)	Total Number of Shares Beneficially Owned (2)	Percent of Class Owned(3)

Joseph E. Burnett(5)	30,762	46,477	77,239	1.12%
Sandi F. Burnett	32,773	13,717	46,490	0.68%
Craig E. Clark(6)	158,783	5,600	164,383	2.40%
James W. Cornelsen(7)	96,028	124,040	220,068	3.16%
G. Thomas Daugherty(8)	575,407	-	575,407	8.42%
Daniel W. Deming(9)	39,049	5,600	44,649	0.65%
James F. Dent	61,089	6,500	67,589	0.99%
Andre' J. Gingles	21,090	500	21,590	0.32%
Frank Lucente	134,135	6,500	140,635	2.06%
Gail D. Manuel(11)	25,646	6,500	32,146	0.47%
John D. Mitchell(12)	23,477	6,500	29,977	0.44%
Gregory S. Proctor, Jr.(13)	26,073	4,700	30,773	0.45%
Jeffrey A. Rivest	-	-	-	0.00%
Christine M. Rush(14)	12,473	44,603	57,076	0.83%
Suhas R. Shah(15)	17,471	2,500	19,971	0.29%
John M. Suit, II(16)	28,349	1,500	29,849	0.44%
Frank E. Taylor (17)	6,135	-	6,135	0.09%
All directors & executive officers as a group (18 people)	1,288,740	275,237	1,563,977	22.01%

(1)	Indicates options exercisable within 60 days of the proxy statement.
(2)
The total number of shares beneficially owned includes shares of common stock owned by the named persons as of the date of this proxy statement and shares of common stock subject to options held by the named persons that are exercisable as of, or within 60 days of the date of the proxy statement.

(3)
The shares of common stock subject to options are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(4)	Includes 941 shares of common stock held for the benefit of his grandson.
(5)	Includes 1,620 shares of common stock held jointly with his spouse.
(6)
Includes 68,971 shares of common stock held jointly with his spouse.  Does not include 16,716 shares of common stock an individual retirement account owns for the benefit of his spouse and 1,334 shares of common stock his spouse owns individually.  Mr. Clark disclaims beneficial ownership in such shares.

(7)	Includes 12,122 shares of common stock held jointly with his spouse.
(8)
Includes 246,467 shares of common stock The Daugherty, LLC owns.  Mr. Daugherty is managing member of The Daugherty, LLC.  Excludes 54,729 shares of common stock his spouse individually owns.  Mr. Daugherty’s address is c/o Old Line Bank, 1525 Pointer Ridge Place, Bowie, Maryland 20716.

(9)
Includes 7,840 shares of common stock held jointly with his spouse, 10,000 shares of common stock owned by Deming Associates, Inc. of which Mr. Deming is President and sole owner, and 1,000 shares of common stock owned by Livingston, Ltd. of which Mr. Deming is Vice President and 50% owner.

(10)	Includes 10,256 shares of common stock owned jointly with her spouse and 4,848 shares of common stock Trinity Memorial Gardens owns. Ms. Manuel is the owner and a Director of Trinity Memorial Gardens.
(12)	Includes 400 shares of common stock held for the benefit of his grandchildren.
(13)	Includes 2,000 shares of common stock held jointly with his spouse.
(14)	Includes 860 shares of common stock held jointly with Mark O. Posten.
(15)	Includes 12,122 shares of common stock held jointly with his spouse.
(16)
Includes 13,800 shares of common stock owned by the John M. Suit II Revocable Trust and 13,800. shares owned by the Joan Marie Suit Revocable Trust.  Mr. Suit is trustee and beneficiary of these trusts.

(17)
Includes 3,464 shares of common stock owned jointly with his spouse and 424 shares of common stock owned with his adult son, 424 shares of common stock owned with his adult daughter and 424 shares of common stock owned with another adult daughter.

OTHERS WITH OWNERSHIP IN EXCESS OF 5%
Name of Beneficial Owner and Addresses of 5% Owners	Number of Shares Owned(1)	Percent of Class Owned

Thomas B. Watts	343,092	5.02%
46595 Millstone Landing Road
Lexington Park, MD 20653

Wellington Management Company, LLP(2)	531,977	7.79%
280 Congress Street
Boston, MA 02210

Banc Fund, VI L.P.(3)	495,886	7.26%
20 North Wacker Drive, Suite 3300
Chicago, Illinois 60606

(1)	Source: SNL Financial, LLC.
(2)
Wellington Management Company, LLP a Massachusetts based Limited Liability Partnership, reported in a Schedule 13G filed with the Securities & Exchange Commission on February 14, 2012 that Wellington Management, in its capacity as an investment adviser, may be deemed to beneficially own 462,180 shares of common stock which are held of record by clients of Wellington Management.

(3)
Banc Fund VI L.P. an Illinois Limited partnership, Banc Fund VII L.P., an Illinois Limited Partnership and Banc Fund VIII L.P. an Illinois Limited Partnership jointly reported in a Schedule 13G/A filed with the Securities & Exchange Commission on February 7, 2012 that Banc Fund VI, L.P. has sole voting and investment power of 175,400 shares of common stock, that Banc Fund VII L.P. has sole voting and investment power of 220,789 shares of common stock and that Banc Fund VIII, L.P. has sole voting and investment power of 88,691 shares of common stock.  The general partner of BF VI is MidBanc VI L.P., whose principal business is to be a general partner of BF VI.  The general partner of BF VII is MidBanc VII L.P., whose principal business is to be a general partner of BF VII.  The general partner of BF VIII is MidBanc VIII L.P., whose principal business is to be a general partner of BF VIII.  The general partner of MidBanc VI, MidBanc VII and MidBanc VIII is The Banc Funds Company, L.L.C. (TBFC), whose principal business is to be a general partner of MidBanc VI, MidBanc VII and MidBanc VIII.  TBFC is an Illinois corporation whose principal shareholder is Charles J. Moore.  Mr. Moore has voting and dispositive power over the securities of the issuer held by each of the previously named entities.

OWNERSHIP OF WSB HOLDINGS COMMON STOCK

The following table sets forth, as of October 31, 2012, unless otherwise noted, the number and percentage of shares of WSB Holdings common stock that are beneficially owned by each of the named executive officers and directors of WSB Holdings and all directors and executive officers of WSB Holdings as a group, and each other person that WSB Holdings believes owns in excess of 5% of its outstanding common stock.  A person owns his shares directly as an individual unless otherwise indicated.

Name	Amount and Nature of Beneficial Ownership (1)	Percentage of Outstanding Shares
Phillip C. Bowman (2)	8,620	*
George Q. Conover (4)	97,160	1.2%
Charles A. Dukes, Jr. (5)	3,650	*
Susan L. Grant	115	*
William J. Harnett (2) (3)	3,304,327	41.3%
Kevin P. Huffman (2)	6,869	*
Eric S. Lodge (5)	705	*
Charles W. McPherson (5)	4,575	*
Michael J. Sullivan (4)	425,542	5.3%
All directors and executive officers as a group (11 persons)	3,877,183	48.3%
____________________
*	Constitutes less than 1% of the outstanding shares of WSB common stock.
(1)
Beneficial ownership is direct except as otherwise indicated by footnote. In accordance with Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if he or she has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days.  Unless otherwise indicated, all persons have sole voting and dispositive powers as to all shares reported.

(2)	Beneficial ownership of Messrs. Harnett, Bowman and Huffman includes 13,500 shares, 5,000 shares and 3,000 shares, respectively, subject to options granted and exercisable under WSB’s option plans.
(3)
Does not include 260,886 shares owned by Mr. Harnett’s adult children, of which he disclaims beneficial ownership.  Mr. Harnett’s address is c/o 4201 Mitchellville Road, Suite 200, Bowie, Maryland 20716.

(4)	Beneficial ownership of each of Messrs. Conover and Sullivan includes 3,000 shares subject to options granted and exercisable under WSB’s option plans.
(5)
With respect to Mr. Lodge includes 150 shares which are jointly owned with his wife. The 4,050 shares for Mr. McPherson are also jointly owned with his wife.  Mr. Duke’s shares include 1,250 shares indirectly owned as trustee for his grandchildren.

THE MERGER AGREEMENT AND THE MERGER

The following information describes the material terms and provisions of the merger agreement and the merger.  This discussion is subject, and qualified in its entirety by reference, to the merger agreement, as amended, which is incorporated herein by reference, and the financial advisor opinions attached as annexes to this joint proxy statement/prospectus.

Except for its status as the contractual document between the parties with respect to the merger described therein, the merger agreement attached as Annex A hereto is not intended to provide factual information about the parties.  The representations and warranties contained in the merger agreement were made solely for the purposes of such agreement as of specified dates, and are not intended to provide factual, business or financial information about Old Line Bancshares or WSB Holdings.  Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk between Old Line Bancshares and WSB Holdings rather than establishing matters as facts.  For the foregoing reasons, you should not rely on the representations and warranties as accurate or complete or as characterizations of the actual state of facts as of any specified date.  We urge you to read the full text of the merger agreement carefully.

General

The merger agreement provides that:

•	WSB Holdings will merge with and into Old Line Bancshares with Old Line Bancshares as the surviving corporation;

•
If you are a stockholder of WSB Holdings, you will receive, at your election (subject to adjustment and allocation as described herein), (i) $6.09 in cash or (ii) that number of shares of common stock of Old Line Bancshares that equals the quotient of (A) $31,655,645 divided by 10.85, divided by (B) the number of shares of WSB Holdings common stock outstanding at the effective time in the merger agreement minus the 2,792,974 shares to be exchanged for cash, or approximately 0.5608 shares of Old Line Bancshares common stock, in each case as adjusted as provided in the merger agreement, provided that 2,792,974 shares of WSB common stock outstanding will be exchanged for cash and cash will be paid in lieu of fractional shares of Old Line Bancshares common stock;

•
Pursuant to a Plan of Merger by and between Old Line Bank and The Washington Savings Bank, dated as of September 10, 2012, immediately after the merger The Washington Savings Bank will be merged with and into Old Line Bank, with Old Line Bank as the surviving bank, which we refer to as the bank merger; and

•	William J. Harnett and Michael J. Sullivan will be appointed as members of the Old Line Bancshares and Old Line Bank boards of directors.

Background of the Merger

From time to time over the past several years, and in Old Line Bancshares’ case continuing after its acquisition of Maryland Bankcorp in 2011, each of Old Line Bancshares’ and WSB Holdings’ boards of directors and management teams have separately considered various strategic alternatives as part of their continuing efforts to enhance each company’s community banking franchise and to maximize stockholder value.  Each company has considered strategic alternatives which include: continuing as an independent institution; acquiring branch offices or other community banks; establishing related lines of business; and entering into a strategic merger with similarly-sized institutions.  In the case of Old Line Bancshares, these alternatives primarily included acquiring financial institutions with cultures similar to Old Line Bancshares.  In the case of WSB Holdings, these alternatives also included affiliation with another community financial institution with a culture similar to WSB Holdings’ culture.  On April 22, 2010, Old Line Bancshares appointed a special committee of the board of directors (later reconstituted as a joint committee of Old Line Bancshares and Old line Bank) to review potential strategic opportunities in general (the “Strategic Opportunities Committee”), which at that time included consideration of the acquisition of Maryland Bankcorp or Maryland Bank and Trust Company, N.A.  Since its formation, the Special Committee has considered potential acquisitions on an ongoing basis.

In October 2011, the WSB Holdings board of directors met to discuss the goal of strengthening the enterprise and maximizing stockholder value in the then-current economic environment.  The board invited financial services industry consultants David Danielson and Robert Pachence, Jr., of Ambassador, to make presentations to the board regarding industry banking updates, trends in bank stock pricing, M&A trends, and benefits associated with various enterprise strategies.  This discussion included the trends both locally and nationally.  After further discussion, the board established an ad hoc committee to serve at the pleasure of the board in an advisory capacity for the purpose of enterprise planning, and obtaining information, analyzing prospects for the company which would include continuation of the current business model, merger, acquisition, sale or other corporate opportunities that might strengthen the enterprise and increase stockholder value, identification of potential bankers or consultants that the board may deem useful.  William J. Harnett, the Chairman of the boards of directors of WSB Holdings and The Washington Savings Bank, was appointed the chairman of the Enterprise Planning Committee and he was empowered to enlist such other members of the board as he deemed necessary to make such inquiries and prepare such reports and make such recommendations to the board as may be considered useful in carrying out the goals of the board.

In March or April 2012, after reviewing publicly available information about several financial institutions that he deemed might be appropriate merger partners, and related discussions with Mr. Danielson, Mr. Cornelsen, President and Chief Executive Officer and a Director of Old Line Bancshares and Old Line Bank, determined that a merger with WSB Holdings might present a good opportunity to further its strategic plan.  He asked Gregory S. Proctor, a director of Old Line Bancshares and Old Line Bank, to contact WSB Holdings on Old Line Bancshares’ behalf and set up a meeting.  Mr. Proctor contacted Michael J. Sullivan, a director of WSB Holdings and The Washington Savings Bank, to set up a meeting to discuss potential common business opportunities.

On April 12, 2012, Messrs. Cornelsen and Proctor met with Mr. Sullivan to discuss a possible transaction between Old Line Bancshares and WSB Holdings.

On May 1, 2012, Messrs. Cornelsen and Danielson met to discuss generally the possibility of Old Line Bancshares acquiring WSB Holdings.

On May 3, 2012, WSB Holdings directors Charles W. McPherson and Messrs. Sullivan and Harnett met to discuss generally strategic opportunities that may be available to WSB Holdings and/or The Washington Savings Bank.

On May 9, 2012, Messrs. Cornelsen and Proctor met with Messrs. Sullivan and McPherson to further discuss the possibility of a merger between the two companies.

On May 16, 2012, the Enterprise Planning Committee of WSB Holdings reported back to the board of directors of WSB Holdings that individuals had been approached by representatives of Old Line Bancshares about the process that WSB Holdings and Old Line Bancshares would use to begin discussions about a potential business combination between the companies.  Upon further discussion, including with respect to the increased costs and disadvantages to smaller financial institutions associated with new and pending regulations, including those under the Dodd-Frank Act, the board moved to engage Gordon Feinblatt LLC for advice and representation regarding a potential business combination with Old Line Bancshares.  Additionally, the board authorized the Enterprise Planning Committee to enter into a confidentiality agreement with Old Line Bancshares, satisfactory to WSB Holdings’ counsel, for the purpose of inter-company reviews while seeking a proposal for terms in a business combination.  The board then authorized Mr. Harnett or such officers as he may designate to make due diligence evaluations, solicit fairness opinions, or take other action as may be necessary and proper for the board to consider a business combination with Old Line Bancshares.

Old Line Bancshares and WSB Holdings entered into a confidentiality agreement on May 21, 2012.

From May 21 through September 10, 2012, executives of Old Line Bancshares and WSB Holdings held various meetings and conference calls internally and with their advisers to discuss the potential merger, including deal terms, results of due diligence, and other relevant considerations.  The companies also began performing initial due diligence by sharing and reviewing preliminary information about themselves.

On May 30, 2012, WSB Holdings engaged RP Financial as its financial advisor to provide, once the companies had agreed on terms for a merger, an opinion to the board of directors of WSB Holdings that the merger consideration to be received by stockholders of WSB Holdings is fair from a financial point of view.

Between May 30 and June 12, 2012, RP Financial conducted its initial due diligence investigation of WSB Holdings and began to review publicly-available information about Old Line Bancshares.

From May 31 through June 24, 2012, Old Line Bancshares, along with Ambassador and other consultants, conducted off-site due diligence of The Washington Savings Bank and WSB Holdings.

On June 19, 2012, Messrs. Harnett and Sullivan met with Mr. Cornelsen, Craig E. Clark, Chairman of the Board of Old Line Bancshares and Old Line Bank, Frank C. Bonaventure of Ober, Kaler, Grimes & Shriver (“Ober|Kaler”), and Mr. Danielson of Ambassador, to discuss synergies and potential deal terms.

At its regular meeting on June 20, 2012, the board of directors of WSB Holdings received an update from Mr. Harnett regarding the on-going discussions with Old Line Bancshares.  Mr. Harnett informed the board that the companies were working toward the signing of a non-binding letter of intent that would outline the general terms and conditions of a merger, and that the companies would begin their full due-diligence investigations once that letter of intent was signed.  After discussing these matters, the board authorized Mr. Harnett to continue discussions with Old Line Bancshares and, if he deemed it appropriate, to negotiate, finalize and execute a non-binding letter of intent with Old Line Bancshares and then move forward with due diligence.

On June 21, 2012, the Strategic Opportunities Committee of Old Line Bank met to discuss the status and the merits of the transaction with WSB Holdings.  At this meeting, Mr. Cornelsen reviewed the pro forma financial statements, reviewed his discussions in the meeting with Mr. Harnett and relayed Mr. Harnett’s desire to close the transaction prior to December 31, 2012.  At such meeting, the committee directed Mr. Cornelsen to continue to move forward in exploring the possibility of a merger with WSB Holdings and to negotiate a definitive merger agreement with WSB Holdings on Old Line Bancshares’ behalf.

On June 22, 2012, Mr. Cornelsen, on behalf of Old Line Bancshares, sent an initial letter of intent to Mr. Harnett with respect to a proposed merger of WSB Holdings and The Washington Savings Bank into Old Line Bancshares and Old Line Bank, respectively.  The initial letter of intent included, among other things, a price below tangible book with a range of cash from 35% to 50%, price adjustments for certain adverse events, offered two board seats and had limitations on large stockholders.

On June 25, Kevin P. Huffman, the President and Chief Operating Officer of WSB Holdings and The Washington Savings Bank, met with Mr. Harnett to discuss the terms of the letter of intent.  Messrs. Huffman and Harnett then discussed these terms with Carla Stone Witzel and Andrew Bulgin of Gordon Feinblatt LLC, legal counsel to WSB Holdings.

On July 2, 2012, Messrs. Huffman and Harnett and Ms. Witzel and Mr. Bulgin of Gordon Feinblatt LLC met with Messrs. Cornelsen, Clark, Bonaventure and Danielson to discuss WSB Holdings’ response to the initial letter of intent.  The parties also discussed that Old Line Bancshares would like to retain Maryland Financial Bank, a Maryland bankers’ bank, to assist Old Line Bancshares with its due diligence review of The Washington Savings Bank’s residential loan portfolio.

Between July 2 and July 11, 2012, Old Line Bancshares and WSB Holdings negotiated the terms of the letter of intent.  During this period, Mr. Cornelsen on behalf of Old Line Bank and Mr. Huffman on behalf of WSB Holdings had several calls and/or meetings with their advisors to discuss the terms of the existing letter of intent and possible revisions to the deal terms.

On July 5, 2012, based on the discussions with WSB Holdings and due diligence results through this date, Mr. Cornelsen, on behalf of Old Line Bancshares, sent a revised letter of intent to Mr. Harnett.  This letter, among other things, set the cash percentage of the aggregate merger consideration at approximately 35%, added additional circumstances under which the aggregate merger consideration would be adjusted and added an exclusivity period.

On July 5, 2012, Messrs. Huffman and Harnett discussed the terms of the revised letter of intent, both internally and with representatives of Gordon Feinblatt LLC.  Mr. Harnett directed Gordon Feinblatt LLC to make certain revisions to the letter of intent that he believed were advisable and to circulate that revised draft to Mr. Bonaventure at Ober|Kaler.

On July 11, 2012, Mr. Cornelsen, on behalf of Old Line Bancshares, sent a revised letter of intent, executed by Mr. Cornelsen, to Mr. Harnett.  The revised letter of intent, among other things, adjusted the aggregate merger consideration price as a percentage of tangible book downward while giving WSB Holdings credit for earnings through June 30, 2012, and eliminated certain scenarios requiring an adjustment to the aggregate consideration.  On the same day, Mr. Harnett executed the letter of intent on behalf of WSB Holdings and returned the signed letter of intent to Mr. Cornelsen.  At this time, WSB Holdings requested certain information from Old Line Bancshares so that it could begin its due diligence review of Old Line Bancshares and Old Line Bank.

On July 17, 2012, Old Line Bancshares, Old Line Bank, WSB Holdings, and The Washington Savings Bank entered into a confidentiality agreement with Maryland Financial Bank and its affiliate, MFB Advisory Services, LLC (“MFB”), so that MFB could begin its due diligence review of The Washington Savings Bank’s residential loan portfolio.

At its regular meeting held on July 18, 2012, the board of directors of WSB Holdings reviewed and discussed the signed letter of intent and authorized Mr. Harnett to continue his efforts toward a merger.

On July 18, 2012, Old Line Bancshares, along with Ambassador and Ober|Kaler, conducted off-site due diligence of WSB Holdings and The Washington Savings Bank.

On July 20, 2012, Old Line Bancshares officially retained Ambassador as its financial advisor with respect to a potential acquisition of WSB Holdings and The Washington Savings Bank.  Also on that date, John Mazzocchi, Senior Vice President and Managing Director of MFB, contacted Mr. Huffman to make arrangements to begin the due diligence investigation of The Washington Savings Bank’s residential loan portfolio.

From July 24 through July 26, 2012, MFB conducted on-site due diligence on The Washington Savings Bank’s residential loan portfolio.

On July 26, 2012, Christine M. Rush, Chief Financial Officer of Old Line Bancshares and Old line Bank, Joseph E. Burnett, Old Line’s Executive Vice President and Chief Lending Officer, Sandi F. Burnett, Old Line’s Executive Vice President and Chief Credit Officer, and Mr. Danielson met with Mr. Huffman and Carol A. Ramey, Senior Vice President and Chief Financial Officer of WSB Holdings and The Washington Savings Bank, to discuss questions arising from due diligence.

At its regular meeting on August 15, 2012, the board of directors of WSB Holdings received an update from Mr. Huffman with respect to the progress of the due diligence investigations and the anticipated timelines for moving forward with the potential merger.

On August 16 and 17, 2012, representatives of WSB Holdings, RP Financial and Gordon Feinblatt LLC conducted off-site due diligence of the business and operations of Old Line Bancshares and Old Line Bank.  This review was followed by multiple interviews of various members of Old Line Bancshares’ management team by RP Financial and Kevin Huffman.

On August 18 and 19, 2012, Old Line Bank, along with Ambassador, continued to conduct on-site due diligence of The Washington Savings Bank and WSB Holdings.

On August 24, 2012, R.P Financial conducted on site due diligence of Old Line Bancshares and Old Line Bank on behalf of WSB Holdings.

From August 24 through August 26, 2012, MFB conducted additional on-site due diligence of WSB Holdings and The Washington Savings Bank on behalf of Old Line Bancshares.

During the period of August 24 through September 9, 2012, the parties, including their legal counsel and financial advisors, negotiated the terms of the merger, including the final terms of the merger agreement and the related documents, including the plan of merger between Old Line Bank and The Washington Savings Bank and those agreements discussed in “– Interests of Directors, Officers and Others in the Merger.”

On August 29, 2012, Messrs. Cornelsen and Bonaventure met with staff at the Maryland Commissioner’s Office to discuss the merger and the bank merger.  Also on August 29, 2012, Messrs. Cornelsen and Bonaventure met with staff at the Federal Reserve Board’s Baltimore office to discuss the merger and the bank merger.

On September 10, 2012, the board of directors of Old Line Bancshares met to consider the proposed merger with WSB Holdings.  At this meeting, the board of directors reviewed the final terms of the merger agreement and the related documents and discussed these matters with management and with Ambassador as its financial advisor.  Ambassador also gave its presentation and presented its oral opinion that, subject to the qualifications and limitations on its review in rendering its opinion, the terms of the proposed merger agreement were fair, from a financial point of view, to Old Line Bancshares’ stockholders.  Mr. Bonaventure and Andrew Campbell of Ober|Kaler presented the board with an overview of the material terms of the merger agreement and the regulatory process relating thereto, and the board asked questions of Messrs. Bonaventure and Campbell about those terms and process.  At the conclusion of these presentations, the board engaged in a discussion regarding the advisability of the merger.  Following such discussion, the Old Line Bancshares board of directors approved the merger agreement and the merger, as well as the related documents, and authorized their execution.

Also on September 10, 2012, the board of directors of WSB Holdings met to discuss and consider the proposed merger with Old Line Bancshares.  At this meeting, the board received the presentation and oral opinion of RP Financial that, subject to the qualifications and limitations on its review in rendering its opinion, the consideration to be received by stockholders of WSB Holdings pursuant to the terms of the merger agreement was fair, from a financial point of view, to WSB Holdings stockholders.  Mr. Huffman and Andrew Bulgin of Gordon Feinblatt LLC presented the board with an overview of the material terms of the merger agreement, and the board asked questions of Messrs. Huffman and Bulgin about those terms.  At the conclusion of these presentations, the board engaged in a lengthy discussion regarding the advisability of the merger.  During this discussion, the board discussed its belief that combining with another strong, local, independent financial institution with a similar culture was consistent with its previously-adopted strategy, that combining with Old Line Bancshares furthered that strategy and should enhance stockholder value and growth and provide stockholders with a more liquid market for their stock.  Following this discussion and after considering the opinion of RP Financial, the board of directors of WSB Holdings unanimously declared the merger agreement to be advisable and in the best interests of the stockholders of WSB Holdings, approved the merger agreement, its related documents and the merger itself, and directed that the merger agreement be submitted to the stockholders of WSB Holdings for approval.

After the approval of the merger and/or merger agreement, as applicable, by the boards of directors, on September 10, 2012, the parties executed the merger agreement and announced the merger.

Old Line Bancshares’ Reasons for the Merger

In evaluating acquisition opportunities, Old Line Bancshares looks for financial institutions with business philosophies that are similar to those of Old Line Bancshares and that operate in markets that geographically complement its operations.  In evaluating acquisition opportunities, Old Line Bancshares also considers its long-range strategies, including financial, customer and employee strategies.  Old Line Bancshares, from time to time, reviews its strategic plan to analyze its geographic scope, financial performance and growth opportunities.  Since its acquisition of Maryland Bankcorp, Old Line Bancshares has considered a number of opportunities to expand its presence in its primary market areas; however the Strategic Opportunities Committee concluded that the acquisition of WSB Holdings was the best current opportunity to further this business objective.  In connection with its approval of the merger with WSB Holdings Old Line Bancshares’ board of directors reviewed the terms of the proposed acquisition and definitive agreements and their potential impact to Old Line Bancshares’ constituencies.  In reaching its decision to approve the merger agreement and the merger, Old Line Bancshares’ board of directors considered a number of factors, including the following:

·	The acquisition of WSB Holdings and The Washington Savings Bank represents an attractive opportunity for Old Line Bank to broaden its reach within its market areas while remaining a community bank;

•	The advantageous geographic location of The Washington Savings Bank’s branches as they relate to Old Line Bancshares’ long-term strategic plan to expand its presence in its target market;

•	The expectation that the merger would be accretive to earnings in light of the potential cost savings and revenue enhancements;

•	The acquisition of WSB Holdings and The Washington Savings Bank will increase Old Line Bank’s branch locations by over 25% and increase Old Line Bancshares’ total assets by more than $374 million;

•	The increase in overall assets to $1.2 billion will increase Old Line Bancshares’ access to equity and debt markets;

•	The increase in shares outstanding will increase the visibility of and liquidity in Old Line Bancshares’ common stock;

•	The acquisition of WSB Holdings will better position Old Line Bancshares to acquire other community banks in the future;

•
WSB Holdings’ customer service-oriented emphasis with local decision-making ability and a clear focus on the community and local customers, which are consistent with Old Line Bancshares’ business approach;

•	WSB Holdings’ priority in serving the small and mid-size business sectors as well as individuals;

•	The potential operating efficiencies of combining the two entities, potential revenue enhancements, WSB Holdings’ asset quality, and fee income sources;

•	The financial condition, operating results and future prospects of Old Line Bancshares and WSB Holdings;

•
Historical pro forma financial information on the merger, including, among other things, pro forma book value and earnings per share information, dilution analysis, and capital ratio impact information;

•	Acquisition of The Washington Savings Bank would increase Old Line Bank’s legal lending limits;

•	A review of comparable transactions, including a comparison of the price being paid in the merger with the prices paid in other comparable financial institution mergers;

•
Management’s view, based on, among other things, such comparable transactions reviewed, that the consideration paid by Old Line Bancshares is fair to Old Line Bancshares and its stockholders from a financial point of view;

•	Belief that WSB Holdings has a compatible business culture and shared approach to customer service and increasing stockholder value; and

•
Perceived opportunities to increase the combined company’s commercial lending, add a new line of business in mortgage origination and sale and to reduce the combined company’s operating expenses, following the merger.

Old Line Bancshares’ board of directors also considered potential risks relating to the merger, including the following:

•	Execution risk;

•	The risk that WSB Holdings’ loans and other items were not discounted properly;

•
the potential for diversion of management attention during the period prior to the completion of the merger and after the merger while merging The Washington Savings Bank’s business with Old Line Bank;

•	The risk that projected earnings will not materialize or be less than expected;

•	That the benefit of the mortgage origination and sale unit will diminish if interest rates rise;

•	That Old Line Bancshares might have to pass on more desirable acquisitions in the near-term if proceeding with the merger with WSB Holdings;

•	The possibility that the merger will strain Old Line Bancshares’ management;

•	The likelihood that Old Line Bancshares common stock may trade down post announcement; and

•	The potential for criticism for analysts covering Old Line Bancshares.

The discussion and factors considered by Old Line Bancshares’ board of directors is not intended to be exhaustive, but includes all material factors considered.  In approving the merger and the ancillary agreements discussed elsewhere in this joint proxy statement/prospectus, Old Line Bancshares’ board did not specifically identify any one factor or group of factors as being more significant than any other factor in the decision making process.  Rather, Old Line Bancshares’ board of directors based its recommendation on the totality of information presented to it.  In addition, individual members of the board may have given differing weight or priority to different factors.  Old Line Bancshares’ board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above.  However, the board concluded that the potential positive factors outweighed the potential risks of completing the merger.

After deliberating with respect to the proposed merger with WSB Holdings, considering, among other things, the factors discussed above and the opinion of Ambassador discussed below, the Old Line Bancshares board of directors approved the merger agreement and the merger with WSB Holdings and declared the merger advisable.

The emphasis of the Old Line Bancshares board’s discussion, in considering the transaction, was on the strategic benefits and financial aspects of the transaction, particularly:

•	That the merger would be accretive to Old Line Bancshares’ earnings, absent merger-related costs, if potential cost savings and revenue enhancements are realized;

•	The increase in Old Line Bancshares’ total assets and branch locations resulting from the merger;

•	That the merger will better position Old Line Bancshares to acquire other community banks in the future; and

•	That the increased size will increase Old Line Bancshares’ access to equity and debt markets.

There can be no certainty that the above benefits of the merger anticipated by the Old Line Bancshares board of directors will occur.  Actual results may vary materially from those anticipated.  For more information on the factors that could affect actual results, see “Caution Regarding Forward-Looking Statements” and “Risk Factors.”

WSB Holdings’ Reasons for the Merger

WSB Holdings’ board of directors has concluded that the merger offers stockholders of WSB Holdings an attractive opportunity to achieve the board’s strategic business objectives, including increasing stockholder value, growing the size of the business and enhancing liquidity for stockholders of WSB Holdings.  In addition, WSB Holdings’ board of directors believes that the customers and communities served by both The Washington Savings Bank and Old Line Bank will benefit from the merger.

In deciding to approve the merger agreement and the transactions that it contemplates, WSB Holdings’ board of directors consulted with WSB Holdings’ management, as well as its legal counsel and financial advisor, and considered numerous factors, including the following:

•
Information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of WSB Holdings and Old Line Bancshares, both individually and as a combined company;

•
The perceived risks and uncertainties attendant to WSB Holdings’ operation as an independent banking organization, including the risks and uncertainties related to the continuing sluggish economy and low-interest rate environment, competition in WSB Holdings’ market area, the existing regulatory agreement between The Washington Savings Bank and the OCC and the costs and burdens associated with that agreement, and the increased regulatory costs and increased capital requirements that will likely result from new and pending laws and regulations;

•
The market values of WSB Holdings’ common stock and Old Line Bancshares’s common stock prior to the execution of the merger agreement and the immediate value of the merger to stockholders of WSB Holdings given the merger consideration’s significant premium over the then-current trading price of the shares of WSB Holdings’ common stock, which the board believed represented the true fair market value of the common stock;

•
The long-term value to be received by stockholders of WSB Holdings in the merger as compared to stockholder value projected for WSB Holdings as an independent entity, and the prospects for future appreciation of Old Line Bancshares’ common stock as a result of its strategic initiatives;

•	Old Line Bancshares’ strategies to remain independent and to seek profitable future expansion, leading to continued growth in overall stockholder value;

•	The enhanced liquidity for stockholders of WSB Holdings, including with respect to the shares of Old Line Bancshares common stock to be received in the merger;

•
The culture and business model of Old Line Bank, which the board of directors believes are complimentary to The Washington Savings Bank’s culture and business model, and the perceived competence, experience and community banking philosophy of Old Line Bancshares’ management team, both of which should increase the likelihood that WSB Holdings and The Washington Savings Bank will be successfully integrated with Old Line Bancshares and Old Line Bank;

•
The perceived limited opportunities in the foreseeable future for a strategic partnership with another financial institution, at a similar or higher price, having characteristics which would achieve the benefits for the stockholders that the board believes will be achieved through the merger; and

•	The belief that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by WSB Holdings’ board of directors is not intended to be exhaustive, but it does include a description of all material factors considered by the board.   In view of the wide variety of factors considered by the board of directors in connection with its evaluation of the merger, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered.  In considering these factors, individual directors may have given differing weights to different factors.  WSB Holdings’ board of directors made a collective determination with respect to the merger, based on the conclusion reached by its members and the factors that each of them considered appropriate, that the merger is in the best interests of the stockholders of WSB Holdings.

Opinion of Old Line Bancshares’ Financial Advisor

Old Line Bancshares retained Ambassador by letter agreement dated July 20, 2012, to act as its financial advisor in connection with a possible business combination with WSB Holdings. As part of its engagement, Ambassador delivered its written fairness opinion (the “Ambassador Fairness Opinion”) on September 10, 2012 to Old Line Bancshares’ board of directors that, as of such date and based upon and subject to various considerations set forth in the opinion, the terms of the merger agreement are fair, from a financial point of view, to the stockholders of Old Line Bancshares.  The issuance of Ambassador’s opinion was approved by Ambassador’s Fairness Committee.

The full text of Ambassador’s written letter opinion to Old Line Bancshares’ board of directors dated September 10, 2012, which sets forth the assumptions made, matters considered and qualifications and limitations of the review undertaken, is attached as Annex B to this joint proxy statement/prospectus.  Old Line Bancshares stockholders are urged to read this opinion carefully in its entirety.  The Ambassador Fairness Opinion is directed only to the fairness of the terms of the merger agreement to the holders of Old Line Bancshares common stock from a financial point of view.  It has been provided to Old Line Bancshares’ board of directors in connection with the board’s evaluation of the merger, does not address the merits of the underlying decision by Old Line Bancshares to engage in the merger, and does not constitute a recommendation to any person as to how he or she should vote with respect to the merger or any other matter.  The summary of the Ambassador Fairness Opinion set forth below is qualified in its entirety by reference to the text of the full opinion.

No limitations were imposed by Old Line Bancshares on the scope of Ambassador’s investigation or on the procedures followed by Ambassador in rendering its opinion.

In rendering the opinion, Ambassador:

•	Reviewed and analyzed the merger agreement.

•
Reviewed WSB Holdings’ audited consolidated statements of financial condition as of December 31, 2011 and 2010 and related audited consolidated statements of operations, statements of changes in stockholders equity and statements of cash flows for the fiscal years ending December 31, 2011 and 2010.

•	Reviewed WSB Holdings’ Annual Reports on form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2012 and March 31, 2012.

•
Reviewed Old Line Bancshares’ Annual Reports on form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2012 and March 31, 2012.

•	Reviewed and analyzed other publicly available information regarding Old Line Bancshares and WSB Holdings.

•	Reviewed certain non-public information including business plans, financial projections and third party loan reviews regarding WSB Holdings.

•	Reviewed certain non-public information including business plans and financial projections regarding Old Line Bancshares.

•	Reviewed recent reported stock prices and trading activity of Old Line Bancshares and WSB Holdings common stock.

•	Discussed past and current operations, financial condition and future prospects of each company with senior executives of Old Line Bancshares and WSB Holdings.

•	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis.

•	Conducted other analyses and reviewed other information we considered necessary or appropriate.

•	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering its opinion, Ambassador also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information, projections and forecasts provided by Old Line Bancshares and WSB Holdings, with the exception of valuing certain fixed income securities held in the investment portfolio of WSB Holdings.  In valuing these fixed-income securities, Ambassador relied solely on the information provided by WSB Holdings, with the exception of market value.  Ambassador determined the market values of these fixed-income securities based on its own in-house models as well as pricing indications from independent broker-dealers that trade in fixed-income securities.

In particular, Ambassador relied upon the results of Old Line Bancshares’ review of WSB Holdings’ loan portfolio and discussions of the results and projections with executive management of Old Line Bancshares.  Ambassador does not assume any responsibility for the accuracy, reasonableness and completeness of the materials received; Ambassador did not review any individual credit files or appraisals of any asset or liability; Ambassador is not a legal, regulatory or tax expert and relied on assessments made by advisors to Old Line Bancshares with respect to such issues; and Ambassador did not evaluate the solvency or fair value of WSB Holdings, Old Line Bancshares or any of their respective subsidiaries under any state of federal laws relating to bankruptcy, insolvency or similar matters.

Ambassador’s opinion is based on conditions as they existed, and the information received by Ambassador, as of the date of the opinion and Ambassador does not have any obligation to update, revise or reaffirm the opinion. Although Ambassador evaluated the aggregate merger consideration to be paid by Old Line Bancshares in connection with the merger, it did not recommend the specific consideration payable in the merger, which was determined by Old Line Bancshares and WSB Holdings. Ambassador expressed no opinion as to the price at which Old Line Bancshares or WSB Holdings common stock will trade at any future time.

Ambassador expressed no opinion as to the amount or nature of any compensation to officers, directors or employees, or any class of such persons, of any party to the merger relative to the aggregate consideration to be paid in the merger, or with respect to the fairness of such compensation.

Transaction Summary

Ambassador described the transaction, stating that Old Line Bancshares has offered to acquire all of the outstanding common stock of WSB Holdings for combination of approximately 2,917,571 shares of Old Line Bancshares common stock and approximately $17 million in cash, or approximately 65% stock and 35% cash, subject to possible adjustment for operating losses, asset quality, the valuation of certain investment securities and expense limitations prior to closing.  The stock consideration will be paid at an exchange ratio of 0.5608 shares of Old Line Bancshares common stock for each share of WSB Holdings common stock, and the cash consideration will be at a rate of $6.09 per share, in each case subject to possible adjustment.  In exchange for their shares of WSB Holdings common stock, the stockholders of WSB Holdings will be permitted to elect to receive shares of Old Line Bancshares common stock or cash, or a combination of stock and cash, subject to proration procedures such that aggregate cash portion of the consideration remains $17 million, absent any adjustments.

Based upon an assumed exchange ratio of 0.5608, absent any adjustments, and the $10.95 per share closing price of Old Line Bancshares common stock on September 7, 2012, Ambassador calculated that the implied value of the aggregate consideration was $49 million, or $6.12 per share.  Ambassador also reviewed the historical trading prices of Old Line Bancshares and WSB Holdings common stock.  As an example, Ambassador noted that based on the assumed exchange ratio, absent any adjustments, the aggregate consideration if Old Line Bancshares common stock rose 10% to $12.05 per share, the aggregate consideration increases to $52.2 million, or $6.52 per share; and if Old Line Bancshares stock fell 10% to $9.86 per share, the aggregate consideration decreases to $45.8 million, or $5.72 per share.

Furthermore, Ambassador noted, there are no collars on the exchange ratio, however, if Old Line Bancshares’ average closing price, as defined in the Agreement, falls below $8.14 per share, WSB Holdings has the right to walk-away from the transaction, however, Old Line Bancshares has the right to cure by increasing the consideration.

The following is a summary of the material financial analysis performed by Ambassador in connection with rendering its opinion.

Comparable Transactions Analysis

To determine the value range of WSB Holdings common stock, Ambassador considered various methodologies including a comparable transaction analysis.   The comparable transaction analysis included:

•
Acquisition metrics of 54 transactions in the United States announced from January 1, 2012 to September 7, 2012 with deal values in excess of $10 million, excluding mergers of equals; and a review of historical pricing metrics since 1990 (“Nationwide Transactions”).

•	Acquisition metrics of 44 transactions in the region, subject to certain criteria, announced from January 1, 2009 through September 7, 2012 (definition follows).

Ambassador noted that from January 1, 2012 through September 7, 2012, there were 54 announced bank and thrift transactions nationwide with a deal value in excess of $10 million, excluding mergers of equals, and the median percentages of book and tangible book were identical at 116%.  In 2009, 2010 and 2011, the median percentages were similar.  Price times earnings multiples for these periods were less meaningful because of the generally depressed earnings for the selling banks.

Comparable Transaction Analysis – Nationwide Transactions*

	Number	Price
	of	Times	Price as a Percent of
	Deals	Earnings	Book	Tang. Book	Assets

2012**	54	22.9X	116%	116%	10.7%
2011	59	25.6	107	111	10.6
2010	57	22.1	112	121	11.2
2009	22	18.0	114	117	9.1

   *Bank and thrift transactions excluding mergers of equals and transactions under $10 million in deal value.
**Through September 7, 2012.

Source:  SNL Financial, Charlottesville, Virginia.

Ambassador also considered 44 transactions in the region, which included Maryland, as well as, Delaware, New Jersey, New York, Pennsylvania, Virginia and the District of Columbia that were announced from January 1, 2009 through September 7, 2012 with deal values ranging from $5 million to $500 million.  To better analyze the transactions, Ambassador divided the 44 transactions into two groups based on performance and financial condition, to draw clearer distinctions in acquisition pricing multiples.

The two groups were “Regional Transactions with Better Seller Fundamentals” and “Regional Transactions with Lesser Seller Fundamentals,” with the latter being the “Most Comparable Transactions.”  The Regional Transactions with Better Seller Fundamentals was comprised of 23 transactions where the selling institution, prior to the announcement, had tangible common equity-to-tangible assets over 6%, non-performing assets including loans more than 90 days past due and still accruing and troubled debt restructure (“NPAs”)-to-assets under 4% and were profitable on an operating basis.  The Most Comparable Transactions were those 21 transactions where the selling institution did not meet one of those three criteria.  Ambassador noted that WSB Holdings met the tangible equity and profitability qualifications, but had NPAs-to-assets of 9.55% as of June 30, 2012, and thus was considered by Ambassador to be more similar to the Regional Transactions with Lesser Seller Fundamentals.

Comparable Transactions Analysis
Regional Transactions with Lesser Seller Fundamentals (Most Comparable Transactions)*

			Announced
Acquirer Full Name	Seller Full Name	Seller City, State	Deal Value
			(in mill.)

M&T Bank Corporation	Wilmington Trust Corporation	Wilmington, DE	$351.3
First Niagara Financial Group, Inc.	Harleysville Savings Financial Corp.	Harleysville, PA	239.8
F.N.B. Corporation	Parkvale Savings Bank	Monroeville, PA	163.0
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.	East Syracuse, NY	130.4
Customers Bancorp, Inc.	Acacia Federal Savings Bank	Falls Church, VA	65.0
Tower Bancorp, Inc.	First Chester County Corporation	West Chester, PA	64.8
People's United Financial, Inc.	Smithtown Bancorp, Inc.	Hauppauge, NY	60.1
City Holding Company	Community Financial Corporation	Staunton, VA	37.6
Bryn Mawr Bank Corporation	First Keystone Financial, Inc.	Media, PA	32.8
Donegal Financial Services Corp.	Union National Financial Corp.	Lancaster, PA	25.2
ESSA Bancorp, Inc.	First Star Bancorp, Inc.	Bethlehem, PA	24.7
WashingtonFirst Bankshares, Inc.	Alliance Bankshares Corporation	Chantilly, VA	24.2
Customers Bancorp, Inc.	CMS Bancorp, Inc.	White Plains, NY	20.8
Old Line Bancshares, Inc.	Maryland Bankcorp, Inc.	Lexington Park, MD	19.8
Northfield Bancorp, Inc.	Flatbush Federal Bancorp, Inc.	Brooklyn, NY	18.2
Jefferson Bancorp, Inc.	Carrollton Bancorp	Columbia, MD	15.0
Roma Financial Corporation	Sterling Banks, Inc.	Mount Laurel, NJ	14.7
Customers Bancorp, Inc.	Berkshire Bancorp, Inc.	Wyomissing, PA	11.8
Center Bancorp, Inc.	Saddle River Valley Bancorp	Saddle River, NJ	11.5
BCB Community Bank	Allegiance Community Bank	South Orange, NJ	6.8
Bank of Princeton	MoreBank	Philadelphia, PA	5.5

*Whole bank transactions from January 1, 2009 through September 7, 2012 with deal values from $5 million to $500 million, in Maryland, as well as, Delaware, New Jersey, New York, Pennsylvania, Virginia and the District of Columbia, excluding mergers of equals, recapitalizations, sales to avoid imminent failure; and where the selling bank had one of the following characteristics: (a) tangible common equity to assets under 6%, (b) NPAs as a percentage of assets over 4% or (c)were not operationally profitable.

Source: SNL Financial, Charlottesville, Virginia.

Ambassador noted that of the 21 Most Comparable Transactions, only four were local transactions, of which two were in Virginia and two were in Maryland.  The two in Virginia were Acacia Federal Savings Bank, and Alliance Bancshares Corporation and the two in Maryland were Carrollton Bancorp and Maryland Bankcorp, Inc.  The latter, Maryland Bankcorp, Inc. was acquired by Old Line Bancshares in 2010.

Comparable Transactions Analysis

	Seller’s*
	Tang.	Return
	Equity/	on Avg.	NPAs/
Acquirer/Seller	Assets	Equity	Assets

Regional Transactions with Lesser Seller Fundamentals (Most Comparable Transactions)
M&T/Wilmington Trust	6.79%	(46.11)%	9.50%
First Niagara/Harleysville	3.88	3.83	1.55
F.N.B./Parkvale	5.42	6.62	2.04
Berkshire Hills/Beacon	11.12	4.53	4.00
Customers/Acacia	12.34	(3.78)	6.42
Tower/First Chester	5.64	(5.35)	2.72
People's United/Smithtown	4.88	(38.86)	8.65
City Holding/Community Financial	10.00	3.56	7.27
Bryn Mawr/First Keystone	6.22	(4.97)	0.58
Donegal/Union National	6.08	(6.32)	2.79
ESSA/First Star	6.48	(2.01)	1.63
WashingtonFirst/Alliance	5.55	(17.13)	3.55
Customers/CMS Bancorp	8.86	(.65)	3.92
Old Line/Maryland Bankcorp	7.24	(7.51)	5.19
Northfield/Flatbush	10.53	(6.72)	6.30
Jefferson Bancorp/Carrollton	8.93	1.63	4.72
Roma/Sterling Banks	3.88	(61.08)	5.45
Customers/Berkshire Bancorp	7.78	0.89	6.72
Center/Saddle River Valley	10.88	(19.41)	1.41
BCB/Allegiance Community	5.78	5.42	4.79
Bank of Princeton/MoreBank	6.38	(4.00)	1.28
Median (21 institutions)	6.48%	(4.00)%	4.00%
Minimum	3.88	(46.11)	.58
Maximum	12.32	6.62	9.50

Regional Transactions with Better Seller Fundamentals**
Median (23 institutions)	8.87%	3.92%	.95%

WSB Holdings	14.76%	2.12%	9.55%

*As of the most recent quarter-end prior to announcement, or for return on equity the four quarters prior to announcement.
**Whole bank transactions from January 1, 2009 through September 7, 2012 with deal values from $5 million to $500 million, in Maryland, as well as, Delaware, New Jersey, New York, Pennsylvania, Virginia and the District of Columbia, excluding mergers of equals, recapitalizations, sales to avoid imminent failure; and where the selling bank had the following three characteristics: (a) tangible common equity-to-assets over 6%, (b) NPAs as a percentage of assets under 4% and (c) were operationally profitable.

Source: SNL Financial, Charlottesville, Virginia.

These 21 Most Comparable Transactions all had selling institutions with financial characteristics that created median pricing multiples below the median national level, however, WSB Holdings had higher capital-to-assets and higher NPAs-to-assets than any of the institutions.  Ambassador, noted the differences, but determined that the transactions were still comparable as WSB Holdings’ excess capital offset the higher level of NPAs.  Also, if assets had been more aggressively reserved for and charged off, WSB Holdings’ return on equity would have been lower, making it more comparable to the median of the Most Comparable Transactions.

Comparable Transactions Analysis*

		Price/		Price/		1 Day
	Deal	Times		Tang.	Price/	Market
Acquirer/Seller	Value	Earnings		Book	Deposits	Premium
	(In mill.)

Regional Transactions with Lesser Seller Fundamentals (Most Comparable Transactions)
M&T/Wilmington Trust	$351.3	-		52%	4.2%	(46.0)%
First Niagara/Harleysville	239.8	10.7	X	115	5.8	39.1
F.N.B./Parkvale	163.0	-		170	11.0	-
Berkshire Hills/Beacon	130.4	24.3		117	19.7	48.9
Customers/Acacia	65.0	-		52	9.6	-
Tower/First Chester	64.8	-		88	6.6	85.7
People's United/Smithtown	60.1	-		51	3.2	3.7
City Holding/Community Financial	37.6	21.5		78	10.5	46.8
Bryn Mawr/First Keystone	32.8	-		100	9.3	51.7
Donegal/Union National	25.2	-		90	6.6	37.2
ESSA/First Star	24.7	-		84	7.7	90.2
WashingtonFirst/Alliance	24.2	-		86	6.4	15.4
Customers/CMS Bancorp	20.8	-		95	10.0	-
Old Line/Maryland Bankcorp	19.8	-		78	6.7	-
Northfield/Flatbush	18.2	-		120	16.0	90.1
Jefferson Bancorp/Carrollton	15.0	-		65	4.5	-
Roma/Sterling Banks	14.7	-		100	4.3	40.2
Customers/Berkshire Bancorp	11.8	-		106	9.0	-
Center/Saddle River Valley	11.5	-		90	10.8	-
BCB/Allegiance Community	6.8	17.9		97	6.8	-
Bank of Princeton/MoreBank	5.5	-		119	9.0	-
Median (21 institutions)		19.7	X	90%	7.7%	43.5%
Minimum	-	10.7		51	3.2	(46.0)
Maximum	-	n/a		170	19.7	90.2

Regional Transactions with Better Seller Fundamentals
Median (23 institutions)	-	23.8	X	130%	15.4%	55.5%

Old Line Bancshares/WSB Holdings**	$49.0	42.0	X	89%	19.4%	109.7%

  *At announcement.  Earnings are for the last twelve months.
**Based on the closing price of Old Line Bancshares common stock on September 7, 2012.

Source: SNL Financial, Charlottesville, Virginia.

Ambassador noted that the median price-to-earnings was not a good comparable measure as most of the institutions in the Most Comparable Transactions and WSB Holdings, did not have sufficient earnings to generate meaningful price-to-earnings multiples; and price-to-tangible book was the better method of comparison.  The Most Comparable Transactions had a median price-to-tangible book of 90%, versus 89% for Old Line Bancshares’ acquisition of WSB Holdings.

Other methods of comparison were considered, including but not limited to, price-to-deposits and the 1-day market premium.  The Most Comparable Transactions had a median price-to-deposits of 7.7%, versus 15.4% for WSB Holdings.  Ambassador noted that the two institutions had price-to-deposits above 15.4%.  Ambassador also noted the 1-day premium offered to WSB Holdings was higher than in all 21 of the Most Comparable Transactions, but this was discounted as WSB Holdings has one shareholder with 41% ownership, which reduces liquidity and the value of shares traded was relatively low.

Discounted Dividend Analysis With and Without Synergies

Ambassador performed a discounted dividend analysis to estimate a range for the implied equity value of WSB Holdings common stock.  In this analysis Ambassador assumed discount rates of 12% and 14%, terminal values of 10X and 12X at the end of seven years and a 5% growth rate.

•	Stand alone projections: Assuming a 10% normal capital ratio and a 0.25% return on average assets, the value range of WSB Holdings common stock is from $1.98 per share to $2.19 per share.

•
Stand alone with restructuring marks: Assuming restructuring charges and adjustments to fair value as anticipated by Old Line Bancshares, the value range of WSB Holdings common stock is from $2.83 per share to $3.26 per share.

•
Stand alone with restructuring marks and synergies: Assuming cost savings of 35% of WSB Holdings annualized non-interest expense for the six months ended June 30, 2012, the value range of WSB Holdings common stock is from $6.54 per share to $7.81 per share.

Analysis of Old Line Bancshares Common Stock

Ambassador conducted an analysis of Old Line Bancshares common stock to determine if its common stock is fairly valued.  In this regard, Ambassador considered:

•	The financial condition of Old Line Bancshares, in particular, its capital position and asset quality.

•	The financial performance of Old Line Bancshares, in particular, its growth and returns on equity.

•	The current and historical stock prices of Old Line Bancshares.

•
Selected financial data as compared to 25 Comparable Banks headquartered in Delaware, District of Columbia, Maryland, New Jersey, Pennsylvania and Virginia with assets between $500 million and $1.5 billion, NPAs plus loans 90 days past due and restructured loans under 3%,  return on average equity over 8% and trade an average of more than 200 shares daily.

•	A discounted dividend analysis with discount rates of 12% and 14% and terminal values of 12 and 10 times earnings.

•	Other analyses as deemed appropriate.

Description of Comparable Banks*

	City, State	Assets	Ticker	Exchange
		(In mill.)

Institution
1st Constitution Bancorp	Cranbury, NJ	$777	FCCY	NASDAQ
Access National Corporation	Reston, VA	842	ANCX	NASDAQ
ACNB Corporation	Gettysburg, PA	1,047	ACNB	NASDAQ
American Bank Incorporated	Allentown, PA	511	AMBK	Pink
American National Bankshares Inc.	Danville, VA	1,291	AMNB	NASDAQ
C&F Financial Corporation	West Point, VA	950	CFFI	NASDAQ
CCFNB Bancorp, Inc.	Bloomsburg, PA	614	CCFN	Pink
Chesapeake Financial Shares, Inc.	Kilmarnock, VA	635	CPKF	Pink
Citizens & Northern Corporation	Wellsboro, PA	1,328	CZNC	NASDAQ
Citizens Financial Services, Inc.	Mansfield, PA	881	CZFS	Pink
DNB Financial Corporation	Downingtown, PA	634	DNBF	NASDAQ
Eagle Financial Services, Inc.	Berryville, VA	569	EFSI	Pink
Embassy Bancorp, Inc.	Bethlehem, PA	622	EMYB	Pink
Emclaire Financial Corp.	Emlenton, PA	540	EMCF	NASDAQ
ENB Financial Corp	Ephrata, PA	777	ENBP	Pink
First Keystone Corporation	Berwick, PA	806	FKYS	Pink
Monarch Financial Holdings, Inc.	Chesapeake, VA	995	MNRK	NASDAQ
National Bankshares, Inc.	Blacksburg, VA	1,088	NKSH	NASDAQ
Norwood Financial Corp.	Honesdale, PA	685	NWFL	NASDAQ
Penns Woods Bancorp, Inc.	Williamsport, PA	818	PWOD	NASDAQ
Penseco Financial Services Corporation	Scranton, PA	914	PFNS	Pink
Peoples Financial Services Corp.	Hallstead, PA	639	PFIS	Pink
QNB Corp.	Quakertown, PA	890	QNBC	Pink
Somerset Trust Holding Company	Somerset, PA	737	SOME	Pink
Virginia Heritage Bank	Vienna, VA	700	VGBK	Pink
Median (25 institutions)		$777

Old Line Bancshares	Bowie, MD	$846	OLBK	NASDAQ
Source:  SNL Financial, Charlottesville, Virginia.

*Banks headquartered in Delaware, District of Columbia, Maryland, New Jersey, Pennsylvania and Virginia with assets between $500 million and $1.5 billion and NPAs-to-assets under 3% as of June 30, 2012; returns on average equity over 8% for the twelve months ended June 30, 2012; and traded an average of more than 200 shares daily over the past year.

Source:  SNL Financial, Charlottesville, Virginia.

Ambassador noted that while none of the Comparable Banks were located in Maryland, two were located in Northern Virginia and served the greater Washington area.  Ambassador then compared Old Line Bancshares to the Comparable Banks in several key financial categories as of June 30, 2012 or for the twelve months ended June 30, 2012.

Financial and Stock Pricing Comparison of Old Line Bancshares to the Comparable Banks*

			Comparable
	Old Line		Banks
	Bancshares		Median

Financial Comparison
Assets (in millions)	$846		$777
Tangible equity/tangible assets	7.91%		9.04%
NPAs/assets	1.38%		1.08%
Net interest income/avg. assets	4.16%		3.74%
Non-interest income/avg. assets	.34%		.83%
Non-interest expense/avg. assets	2.90%		2.72%
Net operating income/avg. assets	1.59%		1.96%
Efficiency ratio	63%		62%

Return on average assets	.92%		1.14%
Return on average equity	11.26%		11.28%

Stock Pricing Comparison**
Price to LTM earnings	10.0	X	10.4	X
Price to book	105%		107%
Price to tangible book	112%		115%
Price to assets	8.8%		11.8%
Dividend yield	1.46%		3.23%
Average daily volume***	3,680		999

      *June 30, 2012 or the twelve months ended June 30, 2012.
    **Stock price as of September 7, 2012 and financial data and stock price activity for the twelve months ended June 30, 2012 or as of June 30, 2012.
  ***For the year ended September 7, 2012.

Source: SNL Financial, Charlottesville, Virginia.

Ambassador also used a discounted dividend analysis to determine if Old Line Bancshares common stock is fairly valued.  This analysis assumed annual net income growth of 7%, return on average assets of 1.00%, which assumes earnings increases in the future, and dividends paid out on capital in excess of 8.5% of assets.  These growth assumptions are not based upon any formal projections or budgets and are subject to significant uncertainties, including changes in interest rates, the competitive landscape, and the regulatory environment.

To approximate the terminal values of Old Line Bancshares common stock at the end of a seven year period, price times earnings multiples of 10X and 12X were chosen to reflect historical bank trading multiples.  The resulting dividend streams and terminal values were then discounted to present values using discount rates of 12% and 14%, chosen to reflect an appropriate rate of return that may be required by a prospective buyer of the stock.  Under these scenarios, the present value of Old Line Bancshares common stock ranged from $9.49 per share to $12.12 per share.

Old Line Bancshares’ Discounted Dividend Value*

	Discount Rate
	12%		14%
Discounted Dividends – 12X earnings
Value (in millions)	$84.2		$74.4
Per share*	$12.12		$10.76
Price-to-earnings	11.2	X	9.9	X
Price as percent of tangible book	126%		111%

Discounted Dividends – 10X earnings
Value (in millions)	$73.6		$65.2
Per share*	$10.65		$9.49
Price-to-earnings	9.8	X	8.7	X
Price as percent of tangible book	110%		97%

*Assumes 7% asset growth, starting capital of $71.7 million, an 8.5% capital-to-asset ratio, earnings of $7.5 million based on the six months ended June 30, 2012 annualized, returns on average assets of 1.00%, shares outstanding of 6,828,452 and 402,958 options with a weighted average strike price of $8.52 per share.

Other Analyses

Ambassador also analyzed Old Line Bancshares in relation to two local banking institutions, Eagle Bancorp, Inc., based in Bethesda, Maryland and Cardinal Financial Corporation, based in McLean, Virginia.  Ambassador noted the similarities in returns on equity and the efficiencies attained and the higher pricing multiples of the two larger institutions.

Financial Comparisons to Selected Local Institutions*

			Estimated Post Merger
	Old Line		Old Line	Eagle		Cardinal
	Bancshares		Bancshares	Bancorp		Financial

Assets (in mill.)	$811		$1,200	$2,831		$2,603
Tangible common equity (in mill.)	$63		$96	$206		$247
NPAs/assets	1.22%		-	1.27%		0.69%
Efficiency ratio	63%		-	53%		53%
Return on average equity	11.26%		-	10.81%		13.30%
Price/earnings per share	10.0	X	-	12.3	X	11.6	X
Price/tangible book	112%		-	154%		149%
Average daily volume	3,680		-	52,179		90,408

*As of June 30, 2012, or the twelve months ended June 30, 2012, or as indicated.

Source: SNL Financial, Charlottesville, Virginia.

Financial Impact Analysis on Old Line Bancshares

Ambassador also conducted a financial impact analysis that included the impact of the merger on tangible book value at closing and earnings per share for the three years after closing.  Ambassador used earnings estimates provided by WSB Holdings and Old Line Bancshares and these estimates were reviewed by Old Line Bancshares management.  In addition, Ambassador assumed that the merger will result in cost savings equal to management’s estimate, earnings enhancements will be achieved and that mark-to-market estimates will be as assumed and additional capital of $5 million will be raised by Old Line Bancshares.

Ambassador’s analysis determined that the merger would be dilutive to tangible book per share, and, absent merger related expenses and restructuring charges, is accretive to earnings per share in the twelve month period following the merger.  Additionally, Ambassador noted that WSB Holdings pro-forma ownership of Old Line Bancshares common stock will be approximately 28.5%.

Furthermore, Ambassador’s analysis indicated Old Line Bank’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital Ratio would remain above the minimums to be considered well capitalized.  This analysis was reviewed by Old Line Bancshares management.  All of the results of Ambassador’s financial impact analysis may vary materially from the actual results achieved by Old Line Bancshares.

Conclusion

Since no comparable transactions or institutions used in Ambassador’s various analyses are identical to Old Line Bancshares, WSB Holdings or the particulars of this merger, the results do not represent mathematical certainty.  Instead the comparisons rely on the likelihood that the median acquisition prices of comparable transactions, the median stock prices of comparable banks, discounted dividend analyses and other analyses conducted are applicable to the acquisition value paid by Old Line Bancshares for WSB Holdings and in valuing Old Line Bancshares common stock.

The summary set forth above is not a complete description of the analyses and procedures performed by Ambassador in the course of arriving at its opinion.

Ambassador concluded that, based on WSB Holdings’ recent performance, franchise, future prospects, comparisons with similar transactions and other analyses, it is Ambassadors’ opinion that the Old Line Bancshares’ offer to acquire all of the common stock of WSB Holdings for approximately $49 million, or approximately $6.12 per share, subject to certain pricing adjustments, and fluctuations in Old Line Bancshares common stock, in an exchange of Old Line Bancshares common stock, which is fairly valued,  and $17 million in cash, is fair to Old Line Bancshares’ stockholders from a financial point of view.

Ambassador, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for corporate and other purposes.  Old Line Bancshares selected Ambassador to act as its financial advisor based on Ambassador’s experience, including in connection with mergers and acquisitions of commercial banks and bank holding companies.

Pursuant to an engagement letter, Old Line Bancshares has agreed to pay Ambassador an advisory fee, including the issuance of a fairness opinion, totaling $180,000.  Old Line Bancshares paid Ambassador a $15,000 non-refundable retainer fee upon execution of the engagement letter, $35,000 upon the execution of the merger agreement and upon Ambassador’s presentation of its financial opinion.  Old Line Bancshares will pay Ambassador the remaining $130,000 of its fee upon the closing of the merger.  Old Line Bancshares has also agreed to reimburse Ambassador’s out-of-pocket expenses incurred in connection with its engagement and to indemnify Ambassador against certain liabilities arising out of the performance of its obligations under the engagement letter.

During the past two years, Ambassador has performed other services for Old Line Bancshares, including fixed-income services.  At the time of issuance of the opinion, no other services have been contemplated, but Ambassador expects to continue to continue to perform similar services in the future.

During the past two years, Ambassador has not received any compensation from WSB Holdings.

There have been no material relationships between Ambassador or its affiliates and representatives and Old Line Bancshares or its affiliates, or WSB Holdings or its affiliates, during the past two years.

Opinion of WSB Holdings’ Financial Advisor

As noted above, WSB Holdings retained RP Financial in May 2012 to render an opinion regarding fairness with respect to the merger consideration to be received by WSB Holdings stockholders in the merger.  In engaging RP Financial for its opinion as to the fairness of the merger consideration to be received, the WSB Holdings board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial wished to conduct to enable it to give its opinion.  RP Financial has delivered to WSB Holdings its written opinion, dated September 10, 2012, to the effect that, based upon and subject to the matters set forth therein, as of that date, the merger consideration to be received in connection with the merger with Old Line Bancshares was fair to the WSB Holdings stockholders from a financial point of view.  The opinion of RP Financial is directed toward the consideration to be received by all WSB Holdings stockholders and does not constitute a recommendation to any WSB Holdings stockholder to vote in favor of approval of the merger agreement.  A copy of the RP Financial opinion is set forth as Annex C to this joint proxy statement/prospectus, and WSB Holdings stockholders should read it in its entirety.  RP Financial has consented to the inclusion and description of its written opinion in this joint proxy statement/prospectus.

RP Financial was selected by WSB Holdings to provide an opinion regarding fairness because of RP Financial’s expertise in the valuation of financial institutions and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of financial institutions and their holding companies, including transactions in the MidAtlantic region of the United States.  Pursuant to a letter agreement dated and executed May 30, 2012 by and between RP Financial and WSB Holdings (the “RP Engagement Letter”), RP Financial estimates that it will receive from WSB Holdings total professional fees of approximately $50,000 plus reimbursement of certain out-of-pocket expenses, for its fairness opinion services in connection with the merger.

In addition, WSB Holdings has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective directors, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under the RP Engagement Letter, from and against any and all losses, claims, damages and liabilities, including, but not limited to, all losses and expenses in connection with claims under the federal securities laws, actually incurred by RP Financial and attributable to: (i) any untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by an authorized officer of WSB Holdings to RP Financial; (ii) the omission of a material fact from the financial statements or other information furnished or otherwise made available by an authorized officer of WSB Holdings to RP Financial; or (iii) any action or omission to act by WSB Holdings, or WSB Holdings’ respective officers, directors, employees or agents, which action or omission is willful.  Notwithstanding the foregoing, WSB Holdings will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith or willfully with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought.

In addition, if RP Financial is entitled to indemnification from WSB Holdings under the RP Engagement Letter, and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, WSB Holdings will indemnify RP Financial for all reasonable expenses.

In rendering its opinion, RP Financial reviewed the following material and/or conducted the following analyses:

•	the merger agreement, as reviewed and approved and executed by the WSB Holdings board on September 10, 2012, including exhibits;

•
the following information for WSB Holdings and/or Old Line Bancshares:  (a) the annual audited financial statements for WSB Holdings and Old Line for the fiscal years ended 2010 and 2011 included in their respective Annual Reports on Form 10-K filed with the SEC for the respective years; (b) quarterly financial information reported by WSB and Old Line Bancshares as presented in their respective Quarterly Reports on Form 10-Q filed with the SEC for the quarter ended March 31, 2012 and June 30, 2012; (c) internally prepared budget information for WSB Holdings; (d) stock price history for WSB Holdings and Old Line Bancshares during past twelve months, as reported by SNL Financial.

•	the potential impact of regulatory and legislative changes on financial institutions;

•	the financial terms of other recently completed and pending acquisitions of banks and thrifts with characteristics similar to WSB Holdings;

•	the estimated pro forma financial benefits of the Merger to WSB Holdings stockholders;

•	the termination and walk-away provisions of the merger agreement;

•	the regulatory agreement between WSB Holdings and the OCC;

•	Board and management interviews at WSB Holdings to gain a more complete understanding of the institution and the decisions that led to the merger;

•	Board and management interviews at Old Line Bank to gain a more complete understanding of their business philosophy, future business strategy, and motivations for the merger.

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning WSB Holdings and Old Line Bank furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data.  RP Financial further relied on the assurances of management of both institutions that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading.  RP Financial was not asked to and did not independently verify any of the information provided and did not assume any responsibility or liability for the accuracy or completeness thereof.  WSB Holdings and Old Line Bancshares did not restrict RP Financial as to the material it was permitted to review.  RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of WSB Holdings or Old Line Bancshares or the collectability of any such assets.  RP Financial did not make an independent evaluation of the adequacy of the allowance for loan losses of WSB Holdings or Old Line Bancshares nor did RP Financial review any individual credit files relating to WSB Holdings or Old Line Bancshares.

With respect to such estimates and projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies and other information prepared by and/or discussed with Old Line’s Bancshares management and used by RP Financial in its analyses, RP Financial assumed that such estimates reflected the best currently available estimates and judgments of Old Line’s management of the respective future financial performances of Old Line Bancshares and WSB Holdings and RP Financial also assumed that such performances would be achieved.  RP Financial expresses no opinion as to such estimates or projections or the assumptions on which they are based.

RP Financial, with WSB Holdings’ consent, has relied upon the advice WSB Holdings received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and other transactions contemplated by the merger agreement.  In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction would be imposed on Old Line Bancshares that would have a material adverse effect on the ability of the merger to be consummated as set forth in the merger agreement.  RP Financial also assumed that there was no material change in WSB Holdings’ or Old Line Bancshares’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to RP Financial.  RP Financial assumed in all respects material to the analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

RP Financial’s opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of September 10, 2012.  Events occurring after September 10, 2012 could materially affect the assumptions used in preparing the opinion.  In connection with rendering its opinion dated September 10, 2012, RP Financial performed a variety of financial analyses that are summarized below.  Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations.  The preparation of a fairness opinion is a complex process and RP Financial believes its analyses must be considered as a whole.  Selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and other factors could create an incomplete view of the process underlying RP Financial’s opinion.  In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of WSB Holdings and Old Line Bancshares, as well as RP Financial’s experience in securities valuation, its knowledge of financial institutions, its knowledge of the current operating and M&A environments for financial institutions, and its experience in similar transactions.  With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to WSB and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned.  The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration, and they do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.  Any estimates contained in RP Financial’s analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates.

Comparable Transactions Analysis.  RP Financial compared the merger on the basis of the multiples or ratios of reported earnings, tangible book value and tangible book premium to core deposits to three selected comparable groups of completed and pending bank and/or thrift mergers and acquisitions.  The first comparable group consisted of all acquisitions of commercial banks, commercial bank holding companies, savings institutions, or thrift holding companies in the MidAtlantic states of New Jersey, New York, Pennsylvania, Maryland, and Delaware that were announced between January 1, 2011 and September 7, 2012, where the institution being acquired recorded assets between $100 million and $1.0 billion (the “MidAtlantic” group).  The transactions included in the Group were:

Acquirer		Target

Customers Bancorp Inc	PA	CMS Bancorp, Inc.	NY
WesBanco Inc.	WV	Fidelity Bancorp, Inc.	PA
Investors Bancorp Inc. (MHC)	NJ	Marathon Banking Corporation	NY
S&T Bancorp Inc.	PA	Gateway Bank of Pennsylvania	PA
Northfield Bancorp Inc. (MHC)	NJ	Flatbush Federal Bancorp(MHC)	NY
Center Bancorp Inc.	NJ	Saddle River Valley Bank	NJ
Provident New York Bancorp	NY	Gotham Bank of New York	NY
ESSA Bancorp Inc.	PA	First Star Bancorp, Inc.	PA
Beneficial Mutual Bncp (MHC)	PA	SE Financial Corp.	PA
Sandy Spring Bancorp Inc.	MD	CommerceFirst Bancorp, Inc.	MD
S&T Bancorp Inc.	PA	Mainline Bancorp, Inc.	PA
Investors Bancorp Inc. (MHC)	NJ	BFS Bancorp, MHC	NY
BankUnited Inc.	FL	Herald National Bank	NY
BCB Bancorp Inc.	NJ	Allegiance Community Bank	NJ
Ocean Shore Holding Co.	NJ	CBHC Financialcorp, Inc.	NJ
Industrial and Commercial Bank	0	Bank of East Asia (USA), NA	NY

The second comparable group consisted of all acquisitions of commercial banks, commercial bank holding companies, savings institutions, or thrift holding companies in the U.S. that were announced between January 1, 2011 and September 7, 2012, where the institution being acquired recorded a ratio of non-performing assets (“NPAs”) to total assets of at least 8.0% (the “High NPAs” group).  The transactions included in this Group were:

Acquirer		Target

Western Alliance Bancorp	AZ	Western Liberty Bancorp	NV
BNC Bancorp	NC	First Trust Bank	NC
First California Financial Grp	CA	Premier Service Bank	CA
Bitterroot Holding Co.	MT	Ravalli County Bankshares, Inc.	MT
SKBHC Holdings LLC	AZ	Viking Financial Services Corporation	WA
Investors Bancorp Inc. (MHC)	NJ	BFS Bancorp, MHC	NY
SCJ Inc.	CA	Santa Lucia Bancorp	CA
First PacTrust Bancorp Inc.	CA	Gateway Bancorp	CA
First General Bank	CA	Golden Security Bancorp	CA
Banco do Brasil S.A.	0	EuroBank	FL
First Bank Lubbock Bcshs Inc.	TX	Jefferson Bank	TX

The third comparable group consisted of all acquisitions of commercial banks, commercial bank holding companies, savings institutions, or thrift holding companies in the U.S. that were announced between January 1, 2011 and September 7, 2012, where the institution being acquired recorded a ratio of adjusted NPAs (defined as NPAs less troubled debt restructurings) to total assets between 3.0% and 6.0% (the “Adjusted NPAs” group).  The transactions included in this Group were:

Acquirer		Target

First Farmers Financial Corp	IN	First Citizens of Paris, Inc.	IL
SKBHC Holdings LLC	WA	ICB Financial	CA
SKBHC Holdings LLC	AZ	Bank of the Northwest	WA
IBERIABANK Corp.	LA	Florida Gulf Bancorp, Inc.	FL
SKBHC Holdings LLC	AZ	Sunrise Bank	CA
Ohio Farmers Insurance Co.	OH	Western Reserve Bancorp, Inc.	OH
Berkshire Hills Bancorp Inc.	MA	Connecticut Bank and Trust Company	CT
Community Bank Partners Inc.	CO	First National Bancshares, Inc.	KS
Morrill Bancshares Inc.	KS	JTB Bancshares, Inc.	KS
Sandy Spring Bancorp Inc.	MD	CommerceFirst Bancorp, Inc.	MD
Horizon Bancorp	IN	Heartland Bancshares, Inc.	IN
Kentucky First Federal (MHC)	KY	CKF Bancorp, Inc.	KY
1st United Bancorp Inc.	FL	Anderen Financial, Inc.	FL
Trustmark Corp.	MS	Bay Bank & Trust Co.	FL
BCB Bancorp Inc.	NJ	Allegiance Community Bank	NJ
Prosperity Bancshares Inc.	TX	East Texas Financial Services, Inc.	TX
Investor group	CA	New OMNI Bank, National Association	CA

RP Financial evaluated acquisition pricing multiples or ratios at announcement for the acquisition targets included in the selected comparable groups and compared that data relative to the WSB Holdings financial data and pricing multiples or ratios at acquisition announcement based on the proposed merger with Old Line Bancshares.  In conducting these comparative analyses, RP Financial considered the average and median data points of each comparable group to WSB Holdings.

The following table summarizes WSB Holdings’ performance relative to that of the comparable groups:

Comparable Transactions Groups
(Announced 2011 - YTD 2012, Assets $100 Mil. - $1.0 Bil.)
								Adjusted
	No. of					NPAs/	Reserve	NPAs/
	Deals	Assets	TE/A	ROA	ROE	Assets	Coverage	Assets
	(#)	($000)	(%)	(%)	(%)	(%)	(%)	(%)

WSB Holdings, Inc.(1)	-------	373,647	14.76	0.30	2.12	10.67	10.24	4.56

Comparable Transactions Peer Groups(2)
MidAtlantic Averages	16	358,860	9.44	(0.31)	(2.73)	3.74	87.55	NA
MidAtlantic Medians		277,015	8.86	0.17	1.99	1.63	33.30	NA

High NPAs - Averages	11	246,439	10.08	(1.94)	(24.35)	11.62	33.34	NA
High NPAs - Medians		198712	7.548405	-1.22908	-16.99	10.55	35.07	NA

Adjusted NPAs - Averages	17	208,481	9.92	(0.23)	(1.10)	4.42	50.80	4.04
Adjusted NPAs - Medians		218,621	9.71	0.16	1.49	3.98	50.73	3.82

(1) WSB data as of or for 12 months ended June 30, 2012.
(2) Peer Group data is as of or for the most recent twelve month period.

Source: SNL Financial, LC.

WSB Holdings’ merger pricing ratio relative to trailing 12 month earnings through June 30, 2012 was 47.52x, which was generally above the range of ratios recorded by the comparable group.  WSB Holdings’ merger pricing ratios relative to book value and tangible book value (88.31% for each) fell within the range of ratios of each of the banks and thrifts included in the comparable group.  WSB Holdings’ tangible book value premium/core deposits ratio was not meaningful and thus was not used a basis for comparison:

Comparable Transactions Groups
(Announced 2011 - YTD 2012, Assets $100 Mil. - $1.0 Bil.)

	No. of	Merger Pricing Data
	Deals	P/TB	P/E	Prem/CD
	(#)	(%)	(x)	(%)

WSB Holdings, Inc.(1)	-------	88.31%	47.52	NA

Comparable Transactions Peer Groups(2)
MidAtlantic Averages	16	116.56	27.94	4.20
MidAtlantic Medians		122.98	20.89	2.48
MidAtlantic High		166.65	56.42	21.13
MidAtlantic Low		25.32	10.30	NA

High NPAs - Averages	11	64.08	13.95	NA
High NPAs - Medians		71.44	13.95	NA
High NPAs - High		109.03	13.95	NA
High NPAs - Low		21.47	13.95	NA

Adjusted NPAs - Averages	17	100.79	23.21	0.02
Adjusted NPAs - Medians		95.30	17.94	NA
Adjusted NPAs - High		143.23	49.03	6.07
Adjusted NPAs - Low		59.47	49.03	NA

(1) WSB data as of or for 12 months ended June 30, 2012.
(2) Peer Group data is as of or for the most recent twelve month period.

Source: SNL Financial, LC.

RP Financial’s fairness analysis under the comparable transaction approach took into consideration WSB Holdings’ higher capital and earnings, significantly higher NPAs and significantly lower reserve coverage ratio.  Also considered were the asset size of The Washington Savings Bank, the regulatory agreement between The Washington Savings Bank and the OCC and the recent changes to the banking regulatory environment in general, all of which are likely to have an unfavorable impact on the ability of The Washington Savings Bank to maximize stockholder returns due to the relative impact of increased operating costs or the cost of raising additional growth capital.  These considerations and the resulting comparative ratios supported RP Financial’s fairness conclusion.

Control Premium Analysis.  RP Financial evaluated the value per share of the current offer relative to the trading value of the WSB stock, which trades on the NASDAQ exchange under the ticker “WSB.”  The percent difference between the offer price per share and the trading value per share is the “control premium.”  In evaluating control premiums, it is appropriate to use a closing price for the target that is less likely to be influenced by merger rumors or other unusual activity that typically occurs immediately prior to a merger announcement.  Thus, for comparison purposes, RP Financial compiled median control premiums for comparative deals that were based on closing prices 5 days and 1 month before the comparative deals were announced.  RP Financial used two comparative groups for its Control Premium analysis:  the first was all transactions involving publicly-traded targets announced since 2011; and the second was all transactions involving publicly-traded targets announced since 2011 with total merger consideration between $40 and $60 million.  For each comparative group, RP Financial evaluated the 5-day and 1 month premium.  The data revealed that the median premiums for each group and time period approximated 50%, as shown in the table below:

Control Premiums
Deals Announced 2011-2012 YTD

Buyer/ Target	Announce Date	Deal Value	Deal Premium 1 Month Before	Deal Premium 5 Day Before
		$0	(%)	(%)

M&T Bank Corporation/ Hudson City Bancorp, Inc.	08/27/2012	3,813,210.0	19.9	8.3
Mitsubishi UFJ Financial Group, Inc./ Pacific Capital Bancorp	3/9/2012	1,516,314.0	59.2	64.0
Comerica Incorporated/ Sterling Bancshares, Inc.	1/16/2011	1,028,931.0	53.7	38.4
People's United Financial, Inc./ Danvers Bancorp, Inc.	1/20/2011	488,860.0	38.3	30.9
Susquehanna Bancshares, Inc./ Tower Bancorp, Inc.	6/20/2011	342,088.0	38.4	46.5
Susquehanna Bancshares, Inc./ Abington Bancorp, Inc.	1/26/2011	273,844.0	9.4	18.0
Valley National Bancorp/ State Bancorp, Inc.	4/28/2011	266,894.0	35.1	27.3
Cadence Bancorp, LLC/ Encore Bancshares, Inc.	3/5/2012	251,250.0	37.5	40.3
Brookline Bancorp, Inc./ Bancorp Rhode Island, Inc.	04/19/2011	233,681.0	58.5	61.8
F.N.B. Corporation/ Parkvale Financial Corporation	6/15/2011	162,995.0	120.8	106.2
Berkshire Hills Bancorp, Inc./ Beacon Federal Bancorp, Inc.	5/31/2012	130,402.0	56.6	45.4
Capital Bank Fin. Corp./ Southern Community Fin. Corp.	3/26/2012	120,352.0	126.2	135.8
Tompkins Financial Corporation/ VIST Financial Corp.	1/25/2012	109,064.0	100.1	92.5
Old National Bancorp/ Indiana Community Bancorp	1/24/2012	103,207.0	63.2	60.0
United Fin'l. Bancorp, Inc./ New England Bancshares, Inc.	5/30/2012	85,244.0	38.2	46.5
Park Sterling Corp./ Citizens South Banking Corporation	5/13/2012	77,802.0	53.7	43.0
WesBanco, Inc./ Fidelity Bancorp, Inc.	7/19/2012	72,789.0	110.3	79.3
BankUnited, Inc./ Herald National Bank	6/2/2011	69,986.0	87.9	51.9
SCBT Financial Corporation/ Savannah Bancorp, Inc.	8/7/2012	66,943.0	75.5	61.7
Independent Bank Corp./ Central Bancorp, Inc.	4/30/2012	64,781.0	75.9	68.9
PacWest Bancorp/ American Perspective Bank	4/30/2012	58,083.0	46.1	31.9
Trustmark Corporation/ BancTrust Financial Group, Inc.	5/28/2012	55,384.0	57.3	91.5
Western Alliance Bancorporation/ Western Liberty Bancorp	08/17/2012	54,543.0	42.1	42.1
First PacTrust Bancorp, Inc./ Private Bank of California	08/21/2012	52,112.0	27.5	27.5
Opus Bank/ RMG Capital Corporation	6/6/2011	49,201.0	NM	147.1
NBT Bancorp Inc./ Hampshire First Bank	11/16/2011	45,200.0	62.4	66.0
National Australia Bank, Ltd/ North Central Bancshares	3/12/2012	41,499.0	45.6	33.0
First Community Bancshares, Inc./ Peoples Bank of Virginia	3/1/2012	40,552.0	101.5	118.6
California United Bank/ Premier Commercial Bancorp	12/8/2011	38,145.0	11.7	10.5
City Holding Company/ Community Financial Corporation	8/2/2012	37,572.0	51.5	50.7
First PacTrust Bancorp, Inc./ Beach Business Bank	08/30/2011	37,148.0	52.0	53.8
BNC Bancorp/ First Trust Bank	6/4/2012	35,976.0	39.5	26.8
Berkshire Hills Bancorp/ Connecticut B&T Company	10/25/2011	35,932.0	29.4	30.1
Park Sterling Corporation/ Community Capital Corporation	3/30/2011	32,316.0	16.4	16.8
Grandpoint Capital, Inc./ Orange Community Bancorp	3/10/2011	32,076.0	67.1	67.1
American Bancorporation, Inc./ Osage Bancshares, Inc.	7/27/2012	28,083.0	47.0	47.0
Home Bancorp, Inc./ GS Financial Corp.	3/30/2011	26,417.0	82.6	44.8
Sandy Spring Bancorp, Inc./ CommerceFirst Bancorp, Inc.	10/6/2011	25,361.0	39.3	99.0
ESSA Bancorp, Inc./ First Star Bancorp, Inc.	12/21/2011	24,654.0	121.6	90.2
WashingtonFirst Bankshares, Inc./ Alliance Bankshares Corporation	5/3/2012	24,182.0	13.5	15.4
SKBHC Holdings LLC/ ICB Financial	07/19/2012	23,678.0	11.7	22.0
Ohio Farmers Insurance Company/ Western Reserve Bancorp, Inc.	6/5/2012	22,975.0	103.2	103.2
Opus Bank/ Cascade Financial Corporation	3/3/2011	21,772.0	-35.7	-18.2
Prosperity Bancshares, Inc./ East Texas Financial Services, Inc.	12/8/2011	21,478.0	72.9	64.2
Horizon Bancorp/ Heartland Bancshares, Inc.	2/9/2012	21,271.0	NM	143.0
Northfield Bancorp, Inc. (MHC)/ Flatbush Federal Bancorp, Inc. (MHC)	2/29/2012	18,206.0	110.5	90.1
AltaPacific Bancorp/ Stellar Business Bank	9/14/2011	17,441.0	72.7	72.7
Kentucky First Federal Bancorp (MHC)/ CKF Bancorp, Inc.	11/3/2011	10,490.0	21.4	21.4
Peoples Bancorp Inc./ Sistersville Bancorp, Inc.	6/4/2012	9,814.0	92.1	86.3
Embarcadero Bank/ Coronado First Bank	3/22/2011	9,319.0	115.5	105.5
Mission Bancorp/ Mojave Desert Bank, National Association	07/24/2012	7,134.0	41.8	41.8
SCJ, Inc./ Santa Lucia Bancorp	06/24/2011	3,501.0	-18.6	-23.9

		Deal Values $40 to $60 Million	46.07	54.055
		All Deals	52.84	48.85

Compared to the proposed merger premium of 247.6% over the WSB Holdings closing price one month prior to announcement and 220.7% over the WSB Holdings closing price 5 days prior to announcement, the results of the Control Premium analysis supported RP Financial’s fairness conclusion.

Discounted Cash Flow Analysis.  RP Financial evaluated the value per share of the current offer to the implied value of The Washington Savings Bank’s current business plan.  Using The Washington Savings Bank’s 2012-2014 budget data as a base, RP Financial extrapolated projected asset growth and profitability to 5 years, using a Base Case (most likely) scenario as provided by management, as well as more and less optimistic scenarios to capture a range of possible future earnings and capital.  For each scenario, RP Financial assumed a terminal value based on assumed acquisition premiums 5 years from today.  No interim cash flows (dividends) were assumed. RP Financial discounted the future cash flows associated with an assumed sale of the Bank at year 5 back to present value at a risk-adjusted discount rate approximating the WSB Holdings cost of capital, as calculated using the Capital Asset Pricing Model (15.00%).  The present per share value generated by the DCF under these assumptions using a range of projected Price to Earnings multiples and Price to Tangible Book Value ratios, when compared to the proposed transaction value of $6.09 per share, supported the fairness conclusions:

Summary Discounted Cash Flow Results (1)
	Low	High	Average
Less Favorable	$4.46	$5.56	$5.01
Base Case	$4.75	$5.92	$5.33
More Favorable	$5.27	$6.59	$5.93

(1) Per Share amounts

Pro Forma Impact Analysis.  Since the merger consideration consists partially of stock, RP Financial considered the estimated pro forma impact of the merger on Old Line Bancshares’ financial condition, operating results and stock pricing ratios.  Specifically, RP Financial considered that the merger is anticipated to be accretive to Old Line Bancshares’ pro forma earnings per share within the first year of completing the merger, assuming incorporation of certain anticipated merger synergies and core earnings estimates for WSB Holdings; will increase Old Line Bancshares’ market capitalization and shares outstanding; and will increase Old Line Bancshares’ stock liquidity.  Furthermore, RP Financial considered the increased asset size, competitive profile and geographic footprint of Old Line Bancshares on a pro forma basis.  RP Financial considered the pro forma impact of the merger on Old Line Bancshares’ per share data and pricing ratios based on Old Line Bancshares’ pre-announcement trading price.  RP Financial also considered other benefits of the merger to WSB Holdings stockholders who opt for Old Line Bancshares stock in the transaction, including the potential for increased liquidity of the stock for WSB Holdings’ stockholders given Old Line Bancshares’ larger size, greater market capitalization and greater number of shares outstanding, the enhanced ability to pursue growth within the expanded market area and expanded management team.  In comparing the pro forma impact of the merger, RP Financial also took into consideration that following the merger, WSB Holdings stockholders will own approximately 29.9% of the common stock in Old Line Bancshares.  Finally, RP Financial considered the pro forma balance sheet impact of the merger assuming a number of purchase accounting adjustments that could reasonably be applied to certain of WSB Holdings’ assets to determine the pro forma GAAP and regulatory capital position of Old Line Bancshares.  Based on these considerations, RP Financial concluded that the impact analysis supported the fairness conclusion.

As described above, RP Financial’s opinion was one of many factors taken into consideration by the WSB Holdings board in making its determination to approve the merger agreement.  Although the foregoing summary describes the material components of the analysis submitted by RP Financial to the board of directors of WSB Holdings on September 10, 2012, in connection with its opinion as of that date, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth Annex C, which WSB Holdings stockholders are urged to read in its entirety.

The full text of the opinion of RP Financial, which sets forth, among other things, assumptions made, procedures followed, matters considered and limits on the review undertaken by RP Financial, is attached as Annex C to this joint proxy statement/prospectus.  Holders of WSB Holdings common stock are urged to read the opinion in its entirety.  RP Financial’s opinion is directed only to the merger consideration described in the merger agreement and does not constitute a recommendation to any WSB Holdings stockholder as to how such stockholder should vote at the WSB Holdings special stockholder meeting.  The summary set forth in this prospectus and proxy statement of the opinion of RP Financial is qualified in its entirety by reference to the full text of its opinion attached to this joint proxy statement/prospectus as Annex C.

Terms of the Merger

Effects of the Merger

Upon completion of the merger, WSB Holdings will be merged with and into Old Line Bancshares and the separate legal existence of WSB Holdings will cease.  All property, rights, powers, duties, obligations and liabilities of WSB Holdings will automatically be deemed transferred to Old Line Bancshares, as the surviving corporation in the merger.  Old Line Bancshares will continue to be governed by its articles of incorporation and bylaws as in effect immediately prior to the merger.

The merger agreement provides that, pursuant to a Plan of Merger by and between Old Line Bank and The Washington Savings Bank, dated as of September 10, 2012, immediately after the merger The Washington Savings Bank will be merged with and into Old Line Bank, with Old Line Bank as the surviving bank in the bank merger.  Old Line Bank will continue to be governed by its articles of incorporation and bylaws in effect immediately prior to the bank merger.

Consideration to be Paid in the Merger

Pursuant to the terms of the merger agreement, Old Line Bancshares will acquire WSB Holdings for consideration of $17,009,212 in cash and $31,655,645 in common stock (assuming a per-share value of $10.85) or approximately $48.7 million in cash and stock, subject to adjustment, as described herein and in the merger agreement, which we refer to as the aggregate merger consideration.

The aggregate merger consideration is subject to adjustment based on certain operating losses, asset quality changes, changes in the value of certain investment securities and certain merger-related expenses as follows:

•
Operating Loss Adjustments:  Any consolidated pre-tax operating losses of WSB Holdings reported for any quarter ending after June 30, 2012, excluding any provisions for loan losses, expenses attributable to write-downs on OREO, securities gains or losses and merger-related expenses, will be deducted dollar-for-dollar from the aggregate merger consideration.

•
Asset Quality Adjustments:  Pursuant to the terms of the merger agreement, any credit extension of WSB Holdings and The Washington Savings Bank that, as of June 30, 2012, was not classified as special mention, substandard or non-accrual, was not subject to impairment under the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 310, was not more than 90 days past due, was not classified as OREO and/or was not on The Washington Savings Bank’s watch list (the “pass portfolio”), but becomes so after June 30, 2012, will be reviewed to determine if the losses on such items exceed Old Line Bancshares’ previous estimate of projected losses in the portfolio.  The valuation of the pass portfolio used for this purpose will be 75% of an independent valuation of such portfolio.  If the losses in the pass portfolio based on such 75% figure are greater than Old Line Bancshares’ previous loss estimate, then the difference will be deducted from the aggregate merger consideration on a post-tax, dollar-for-dollar basis.  If any credit extensions are so classified as of June 30, 2012 or thereafter and are resolved through final sale or pay-off that results in reversal of a credit loss provision or of a specific reserve or a recovery of an amount charged-off prior to July 1, 2012, the amount of the reversal will offset any such losses that would otherwise be deducted from the aggregate merger consideration.

•
Maximum Expense Amount.  The merger agreement provides that each party will pay its own expenses incurred in connection with the merger, but that all fees and expenses incurred by WSB Holdings, including legal, investment banking, accounting, printing and any other fees, may not exceed $450,000, not including any amounts for extended officer and director liability insurance for officers and directors of WSB Holdings that will be purchased by Old Line Bancshares contemporaneously with the closing of the merger.  Any costs or expenses WSB Holdings incurs in connection with the merger agreement and the merger that exceed the $450,000 expense cap will be deducted from the aggregate merger consideration on a post-tax, dollar-for-dollar basis.

•
Investment Securities.  Any investment security held by WSB Holdings or The Washington Savings Bank not specifically identified by Old Line Bancshares as of September 10, 2012 (an “Exempt Security”) will be priced using actual bid-side market pricing.  Old Line Bancshares will solicit bids from no less than 30 broker-dealers and bond investors it determines may have an interest in purchasing non-Exempt Securities.  A schedule of bid requests and bids received will be provided to Holdings eight business days prior to the Closing Date.  The “Marked Value” will be:  (i) the average of the three highest bids received; or (ii) if only two bids are received, the average of the two highest bids received; or (iii) if only one bid or no bids are received, Old Line Bancshares will use reasonable and customary alternative methods of valuation; provided, however, that WSB Holdings will have at least three business days to sell the non-Exempt Securities if it desires.  If the difference between the Marked Value and the value reported by The Washington Savings Bank as of June 30, 2012 or, if purchased after June 30, 2012, the original purchase price, is greater than $20,000, excluding changes in value due to principal pay-downs, and is a loss, such loss will be aggregated with losses on all such other non-Exempt Securities and deducted from the aggregate merger consideration on a post-tax dollar-for-dollar basis.  If the pricing differentials described above result in a gain, then such gain, on a post-tax basis, will be added to aggregate merger consideration.  However, if any security that is not an Exempt Security is sold, called or matures prior to five days before Closing Date, then the net proceeds received will be used as the Marked Value.

Any adjustments to the aggregate merger consideration will be made on a pro rata basis, such that 35% of any such adjustments are made to the aggregate cash consideration and 65% are made to the aggregate stock consideration.

What WSB Holdings Stockholders Will Receive in the Merger

Upon completion of the merger, each share of WSB Holdings common stock that you hold at the effective time of the merger will be automatically converted into the right to receive either cash, which we refer to as the per-share cash consideration, or shares of Old Line Bancshares common stock, which we refer to as the per-share stock consideration, as discussed below, except for shares of WSB Holdings common stock held by stockholders who perfect their appraisal rights as discussed in “– Appraisal rights.”  The merger agreement provides that WSB Holdings stockholders will have the right, with respect to each of their shares of WSB Holdings common stock, to elect to receive, subject to adjustment and allocation as described below, either (i) approximately 0.5608 shares of Old Line Bancshares common stock, (ii) $6.09 in cash, or (iii) a combination of cash and Old Line Bancshares common stock.  The per-share stock consideration will be equal to the quotient of (i) $31,655,645 (subject to adjustment as provided in the merger agreement) divided by 10.85, divided by (ii) the number of shares of WSB Holdings common stock outstanding on the effective date minus the 2,792,974 shares to be exchanged for cash (which we sometimes refer to as the exchange ratio).  Assuming no adjustments to the aggregate merger consideration and no WSB Holdings stock option exercises prior to the closing date of the merger, the aggregate stock consideration will be 2,917,571 shares of Old Line Bancshares common stock and the per-share stock consideration will be 0.5608 shares of Old Line Bancshares common stock; in other words, the exchange ratio will be 0.5608.

Old Line Bancshares will not issue fractional shares of Old Line Bancshares common stock to WSB Holdings stockholders.  If you are otherwise entitled to receive a fractional share of Old Line Bancshares common stock under the exchange procedure described above, you will instead have the right to receive cash, without interest, in an amount equal to the value of such fraction of a share based on the per-share cash consideration.  Assuming no adjustments to the aggregate merger consideration, you will receive cash for a fractional share you would otherwise be entitled to in an amount that is equal to the product of (i) the fraction of a share that would otherwise be due to you and (ii) $6.09.

Under the terms of the merger agreement, 2,792,974 (or approximately 35%) of the outstanding shares of WSB Holdings common stock will be exchanged for cash and the remainder (or approximately 65%) of the outstanding shares of WSB Holdings common stock will be exchanged for shares of Old Line Bancshares common stock.  If holders of more than 2,792,974 outstanding shares of WSB Holdings common stock elect to receive cash (including those that perfect appraisal rights), the number of shares that you elected to exchange for cash (if any) will be reduced through an allocation formula and the rest of your shares will be exchanged for stock consideration.  Similarly, if holders of less than 2,792,974 outstanding shares of WSB Holdings common stock elect to receive cash (including those that perfect appraisal rights), the number of shares that you elected to exchange for the stock consideration (if any) will be reduced and the rest of your shares will be exchanged for cash.

Accordingly, after WSB Holdings stockholder elections have been tabulated, the elected amounts of stock or cash will be adjusted to ensure that 2,792,974 shares of WSB Holdings common stock outstanding at the effective time of the merger are exchanged for cash and the remainder are exchanged for shares of Old Line Bancshares common stock.  Therefore, you may receive significantly less cash and more shares of Old Line Bancshares common stock than you elect, or you may receive significantly less shares of Old Line Bancshares common stock and more cash than you elect.

If you do not return the election form by the deadline to make a valid election, you will be deemed to have made no election.  Stockholders not making an election may be paid in cash and/or shares of Old Line Bancshares common stock depending on, and after giving effect to, the allocation adjustments described below.

For more information about the allocation rules and the potential effects of the allocation procedures described above, see “– Terms of the Merger – Election and Exchange Procedures” and “– Terms of the Merger – Allocation Procedures and Proration.”

WSB Holdings Price Termination Right

WSB Holdings has the option, but is not required, to terminate the merger agreement if the average closing price of Old Line Bancshares common stock during the 30 trading days prior to the five-business day period before the closing of the merger falls below $8.14, unless Old Line Bancshares, in its sole discretion, increases the aggregate merger consideration in stock, cash or a combination of stock and cash so that the aggregate merger consideration is equal to at least $40.8 million, subject to the adjustments as provided in the merger agreement and a described under “–  Terms of the Merger – Consideration to be Paid in the Merger.”  WSB Holdings cannot predict whether or not it would exercise its right to terminate the merger agreement if these conditions were met.

The merger agreement does not provide for a resolicitation of WSB Holdings stockholders in the event that the conditions are met and WSB Holdings chooses to complete the transaction.  WSB Holdings’ board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement if the average price of the Old Line Bancshares common stock fell below $8.14.  In considering whether to exercise its right to terminate the merger agreement, WSB Holdings’ board of directors would take into account all of the relevant facts and circumstances that exist at the time and would consult with its financial advisor and legal counsel.

The fairness opinion received by WSB Holdings from RP Financial is dated as of September 10, 2012, and is based on conditions in effect on that date.  Accordingly, the fairness opinion does not address the possibilities presented if the termination provision relating to the average price of Old Line Bancshares common stock is triggered, including the possibility that WSB Holdings’ board of directors might elect to continue with the merger even if WSB Holdings has the ability to terminate the merger agreement under that provision.  See “– Opinion of WSB Holdings’ Financial Advisor.”

Approval of the merger agreement and the merger by WSB Holdings’ stockholders will confer on WSB Holdings’ board of directors the power to complete the merger even if the price-related termination provision is triggered, without any further action by or re-solicitation of the votes of WSB Holdings stockholders.

Election and Exchange Procedures

Subject to allocation as described in the next section, each WSB Holdings stockholder may elect to receive with respect to his or her shares of WSB Holdings common stock all Old Line Bancshares common stock, all cash or a combination of common stock and cash.

Stock Election Shares.  WSB Holdings stockholders who validly elect to receive shares of Old Line Bancshares common stock for some or all of their shares will receive the per-share stock consideration for that portion of the stockholder’s shares of WSB Holdings common stock equal to the stockholder’s stock election subject to allocation as further discussed in the following section.  In our discussion below, we sometimes refer to shares held by stockholders who have made stock elections as “stock election shares.”

Cash Election Shares.  WSB Holdings stockholders who validly elect to receive cash for some or all of their shares will receive the per-share cash consideration for that portion of the stockholder’s shares of WSB Holdings common stock equal to the stockholder’s cash election, subject to allocation as further discussed in the following section.  In our discussion below, we sometimes refer to shares held by WSB Holdings stockholders who have made cash elections as “cash election shares.”

Any shares held by WSB Holdings stockholders that perfect their appraisal rights (whom we sometimes refer to as “objecting stockholders”) under Delaware law with respect to the merger will be considered cash election shares for these purposes (but will be paid fair value in accordance with the procedures set forth in the DGCL instead of the per-cash merger consideration; see “– Appraisal Rights”).

No Election Shares.  Shares held by WSB Holdings stockholders who (i) indicate that they have no preference as to whether they receive Old Line Bancshares common stock or cash, (ii) do not make a valid election, or (iii) fail to properly perfect their appraisal rights will be deemed to be “no election shares.”  No election shares will allocated as either stock election shares or cash election shares as discussed in “– Allocation Procedures and Proration” below.

2,792,974 shares of WSB Holdings common stock outstanding at the effective time of the merger will be exchanged for cash in the merger and the remaining outstanding shares of WSB common stock will be exchanged for shares of Old Line Bancshares common stock.  Accordingly, there is no assurance that a WSB Holdings stockholder will receive the form of per-share consideration that stockholder elects with respect to his or her shares of WSB Holdings common stock.  See “– Allocation Procedures and Proration” below.

Election Form.  If you are a record holder of WSB Holdings common stock, an election form will be sent to you no more than 40 nor less than 20 days before the anticipated closing date of the merger.  The election form will include instructions for electing to receive Old Line Bancshares common stock or cash or a combination of stock and cash for your WSB Holdings stock.  The election form will also include instructions for submitting your WSB Holdings stock certificate(s) in exchange for the Old Line Bancshares common stock or the cash consideration.  The deadline for making your election will be 5:00 p.m., Eastern Time, on that date that is five days before the closing date of the merger.  You must carefully follow the instructions on the election form and return a properly executed election form and your WSB Holdings stock certificate(s) (or an appropriate guarantee of delivery of such stock certificate(s) as set forth in the election form from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such stock certificate(s) are in fact delivered to the exchange agent by the time set forth in such guarantee of delivery) to the exchange agent in order to receive the merger consideration for your shares.  The WSB Holdings stock certificate(s) must be in a form that is acceptable for transfer (as explained in the election form).  Your election will be properly made only if, by the deadline date, you have submitted to Old Line Bancshares’ exchange agent at its designated office (i) a properly completed and signed election form, (ii) your stock certificate(s) or guarantee of delivery of such stock certificate(s), and (iii) such other documents as Old Line Bancshares or the exchange agent may reasonably request.

If your election is not timely and properly made, your shares of WSB Holdings stock will be treated as “no election shares” and you will be entitled to receive solely the form of per-share consideration in exchange for your shares of WSB Holdings common stock that is allocated to you by the exchange agent in the allocation process, as discussed below in “– Allocation Procedures and Proration.”

Neither Old Line Bancshares nor its exchange agent will be under any obligation to notify any person of any defects in an election form.

As soon as reasonably practicable after its receipt of properly completed and signed letters of transmittal and accompanying WSB Holdings stock certificates, Old Line Bancshares’ exchange agent will mail certificates representing shares of Old Line Bancshares common stock and/or checks representing the merger consideration for shares of WSB Holdings common stock, together with cash in lieu of fractional share interests.  No interest will be paid on any cash payment.

Certificates representing shares of Old Line Bancshares common stock will be dated the effective date of the merger and will entitle the holders to dividends, distributions and all other rights and privileges of an Old Line Bancshares stockholder from the effective date.  Until the certificates representing WSB Holdings common stock are surrendered for exchange, holders of such certificates will not receive the cash or stock consideration or dividends or distributions on the Old Line Bancshares common stock into which such shares have been converted.  When the certificates are surrendered to the exchange agent, any unpaid dividends or other distributions will be paid without interest.  Old Line Bancshares has the right to withhold dividends or any other distributions on its shares until the WSB Holdings stock certificates are surrendered for exchange.

Until surrendered, each WSB Holdings stock certificate, following the effective date of the merger, is evidence solely of the right to receive the aggregate per-share merger consideration.  In no event will either Old Line Bancshares or WSB Holdings be liable to any former WSB Holdings stockholder for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law.

Under the merger agreement, any shares of WSB Holdings Common Stock outstanding immediately prior to the effective time of the merger that are evidenced by one or more certificates representing shares of common stock of The Washington Savings Bank, par value $1.00 per share (“Bank Certificates”), that have not been surrendered pursuant to Section 2.03 of the Plan of Merger and Reorganization, dated as of August 15, 2007, by and among The Washington Savings Bank, Washington Interim Savings Bank and WSB Holdings (the “Plan of Reorganization”), will be treated as outstanding shares of WSB Holdings common stock, and the Bank Certificates will be treated as certificates evidencing shares of WSB Holdings common stock, except that the holders thereof will be entitled to receive the per-share common stock consideration and/or the per-share cash consideration in exchange therefor only upon the surrender of the Bank Certificates in accordance with the terms of the merger agreement discussed above.  Shares of WSB Holdings common stock evidenced by Bank Certificates will in all other respects be subject to the same terms and conditions set forth in the merger agreement that apply to shares of WSB Holdings common stock evidenced by stock certificates issued by WSB Holdings.

Old Line Bancshares will not issue any fractions of a share of common stock.  Rather, Old Line Bancshares will pay cash for any fractional share interest any WSB Holdings stockholder would otherwise be entitled to receive in the merger.  For each fractional share that would otherwise be issued, Old Line Bancshares will pay by check an amount equal to the value of such fractional share based on the amount of the per-share cash consideration.  Shares of WSB Holdings common stock held by Old Line Bancshares as of the effective date of the merger, if any, will be canceled.

Allocation Procedures and Proration

As a result of the merger, WSB Holdings will be merged with and into Old Line Bancshares.  Each share of WSB Holdings common stock will then be converted into either cash or shares of Old Line Bancshares common stock as each WSB Holdings stockholder elects, subject to the limitations described in this joint proxy statement/prospectus.  Specifically, notwithstanding the election of WSB Holdings stockholders to receive cash, Old Line Bancshares common stock or a combination of stock and cash in the merger, 2,792,974 shares of WSB Holdings common stock will be exchanged for Old Line Bancshares common stock.  Therefore, the elections of WSB Holdings stockholders will be re-allocated as necessary as discussed further below.

Too Many Stockholders Elect the Cash Consideration.  If the aggregate number of cash election shares and shares for which WSB stockholders perfect their appraisal rights is more than 2,792,974, then:

•	All stock election shares will be converted into the right to receive the per-share stock consideration; and

•
All cash shares and all no election shares will be re-allocated by the exchange agent so that the total number of cash election shares and shares for which WSB stockholders perfect their appraisal rights is equal to 2,792,974.  Old Line Bancshares will instruct the exchange agent in this circumstance to re-allocate all no election shares as stock election shares and to re-allocate the cash election shares as stock election shares on a pro rata basis.  As a result, all no election shares will be converted into the right to receive the per-share stock consideration and the cash election shares will be converted on a pro rata basis into the right to receive the per-share stock consideration such that 2,792,974 shares of WSB Holdings’ outstanding common stock are exchanged for cash in the merger.

Too Few Stockholders Elect the Cash Consideration.  If the aggregate number of cash election shares and shares for which WSB stockholders perfect their appraisal rights is less than 2,792,974, then:

•	All cash election shares will be converted into the right to receive the per-share cash consideration; and

•
All stock shares and all no election shares will be re-allocated by the exchange agent so that the total number of cash election shares and shares for which WSB stockholders perfect their appraisal rights is equal to 2,792,974.  In this circumstance, Old Line Bancshares will instruct the exchange agent to re-allocate all no election shares as cash election shares and to re-allocate the stock election shares as cash election shares on a pro rata basis.  As a result, all no election shares will be converted into the right to receive the per-share cash consideration and the stock election shares will be converted on a pro rata basis into the right to receive the per-share cash consideration such that 2,792,974 shares of WSB Holdings’ outstanding common stock are exchanged for cash in the merger.

Because the United States federal income tax consequences of receiving Old Line Bancshares common stock, cash or both Old Line Bancshares common stock and cash will differ, WSB Holdings stockholders are urged to read carefully the information included under the caption “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them.

Treatment of WSB Holdings Stock Options

Any WSB Holdings options properly exercised prior to the effective time will have the right to receive merger consideration on the same terms and subject to the same conditions as all other outstanding shares of WSB Holdings common stock.  An election with respect to any WSB Holdings common stock received after the election deadline pursuant to the exercise of a WSB Holdings option will be considered no election shares and may be paid in cash, Old Line Bancshares common stock or a mix of cash and shares of Old Line Bancshares common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other WSB Holdings stockholders.

At the effective time of the merger, each option granted under a WSB Holdings equity compensation plan, whether vested or unvested, and which has not been previously exercised or cancelled, will be converted into the right to purchase that number of shares of Old Line Bancshares common stock equal to the product of (i) the number of shares of WSB Holdings common stock provided for in the option and (ii) the exchange ratio (approximately 0.5608, subject to adjustment), and the exercise price will be adjusted for the merger consideration, rounded up to the nearest whole cent, provided that any adjustments to “incentive stock options” as defined in Section 422 of the Internal Revenue Code will be effected in a manner consistent with Section 422(a) of the Internal Revenue Code.  All other terms of such previously-granted WSB Holdings stock options, including the expiration date thereof, will remain the same after the effective time.

As of the date of this joint proxy statement/prospectus, there were outstanding stock options to purchase 33,875 shares of WSB Holdings common stock that could be exercised prior to the merger.

Old Line Bancshares Common Stock

Each share of Old Line Bancshares common stock outstanding immediately prior to completion of the merger will remain outstanding after and be unchanged by the merger.

Effective Date

The merger will take effect when all conditions, including obtaining stockholder and regulatory approval, have been fulfilled or waived, or as soon as practicable thereafter as Old Line Bancshares and WSB Holdings may mutually select. By law, however, regulatory and stockholder approval cannot be waived.  We presently expect to close the merger by July 1, 2013.  See “– Conditions to the Merger” and “– Regulatory Approvals.”

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things:

•	Organization of Old Line Bancshares and WSB Holdings and their respective subsidiaries;

•	Capital structures of Old Line Bancshares and WSB Holdings;

•	Valid approval, valid execution and delivery, non-contravention, performance and enforceability of the merger agreement;

•	Consents or approvals of regulatory authorities or third parties necessary to complete the merger;

•	Consistency of financial statements with accounting principles generally accepted in the United States;

•	Absence of material adverse changes, since June 30, 2012, in assets, liabilities, liquidity, net worth, property, financial condition and results of operations, or any damage, destruction or loss;

•	Filing of tax returns and payment of taxes;

•	Absence of undisclosed material pending or threatened litigation;

•	Compliance with applicable laws and regulations;

•	Absence of labor or collective bargaining agreements, labor strike, labor suits and similar matters, and absence of pending or threatened legal proceedings with respect to labor matters;

•	Retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	Quality of title to assets and properties;

•	Maintenance of adequate insurance;

•	Absence of undisclosed brokers’, finders’ or similar fees or the retention of finders, brokers and similar persons;

•	Absence of material environmental violations, actions or liabilities;

•
Accuracy of information supplied by Old Line Bancshares and WSB Holdings for inclusion in the registration statement, filed under the Securities Act, of which this joint proxy statement/prospectus is a part, and all applications filed with regulatory authorities for approval of the merger;

•	Intellectual property used or owned by WSB Holdings;

•	Validity and binding nature of loans reflected as assets in the financial statements of WSB Holdings;

•	Disclosure of material contracts;

•	Material compliance with the Community Reinvestment Act;

•	Compliance with laws related to securities activities of employees;

•	Disclosure of related party transactions;

•	Establishment and maintenance of the allowance for loan losses;

•	Investment securities status;

•	Qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code;

•	Accuracy and completeness of corporate books and records;

•	Receipt of fairness opinion;

•	Absence of certain enumerated changes with respect to WSB Holdings;

•	Absence of undisclosed liabilities; and

•	The status of outstanding certificates for shares of common stock in The Washington Savings Bank as representing solely shares of common stock in WSB Holdings.

Conduct of Business Pending the Merger

In the merger agreement, Old Line Bancshares and WSB Holdings each agreed to use their reasonable good faith efforts to preserve their business organizations intact, to maintain good relationships with employees, and to preserve the goodwill of customers and others with whom they do business.

In addition, WSB Holdings agreed to conduct its business and to engage in transactions only in the ordinary course of business, consistent with past practice, except as otherwise required by or contemplated in the merger agreement, required by its regulators or consented to by Old Line Bancshares.  WSB Holdings also agreed in the merger agreement that it will not, and will not allow any subsidiary to, without the written consent of Old Line Bancshares:

•	Change its certificate of incorporation or bylaws and the charter documents, bylaws, operating agreements and/or other governing documents of its subsidiaries;

•
Change the number of authorized or issued shares of its capital stock, repurchase any shares of its capital stock, redeem or otherwise acquire any shares of its capital stock, or issue or grant options or similar rights with respect to its capital stock or any securities convertible into its capital stock, other than pursuant to existing rights;

•	Declare, set aside or pay any dividend or other distribution in respect of its capital stock;

•	Grant any severance or termination pay, except, with respect to employees who are not executive officers, in accordance with policies or agreements in effect on September 10, 2012;

•	Enter into or amend any employment, consulting, severance, compensation, “change-in-control” or termination contract or arrangement;

•
Grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with WSB Holdings or any WSB Holdings subsidiary, except (i) with respect to officers and employees at the level of Assistant Vice President or below to the extent such promotion or increase is made in the normal course of its business consistent with past practices, or (ii) for routine periodic pay increases, selective merit pay increases and pay raises in the normal course of business and consistent with past practices, provided, however, that any increase in compensation for a director or an executive officer (that is at the level of Assistant Vice President or above) of WSB Holdings or any WSB Holdings subsidiary will require Old Line Bancshares’ prior written consent;

•	Hire any new employees above the level of Assistant Vice President or fill any job vacancies at such level;

•
Sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice, provided, however, that WSB Holdings may sell any security not specifically identified in a schedule to the merger agreement;

•	Subject any asset to a lien, pledge, security interest, mortgage, claim or other encumbrance, other than in the ordinary course of business consistent with past practice;

•	Modify in any material manner the manner in which it has previously conducted its business or enter into any new line of business;

•	Incur any indebtedness for borrowed money, except in the ordinary course of business, consistent with past practice;

•
Sell or otherwise dispose of any real property, except OREO in a reasonably acceptable commercial manner in the ordinary course of business, or sell or otherwise dispose of any securities held by WSB Holdings or The Washington Savings Bank;

•
Engage in any merger, consolidation, liquidation, acquisition, leasing, purchase and assumption transaction or any similar transaction unless failure to engage in such transaction would constitute a breach of fiduciary duty by WSB Holdings’ directors;

•
Take any action that would result in any condition to closing not being satisfied, except as may be required by applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive and after written consent or waiver from Old Line Bancshares;

•	Waive, release, grant or transfer any rights of material value, or modify or change in any material respect any existing material agreement to which WSB Holdings is a party;

•
Change any accounting methods, principles or practices, except as may be required by accounting principles generally accepted in the United States, by any applicable regulatory authority or as otherwise provided for in the merger agreement;

•
Implement any new employee benefit plan, or amend any plans except as required by applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive and provided that amendments to The Washington Savings Bank’s 401(k) plan to modify the available investment options will be permitted;

•
Amend or otherwise modify its underwriting and other lending guidelines and policies or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

•
Enter into, renew, extend or modify any transaction with any affiliate of WSB Holdings, other than deposit and loan transactions in the ordinary course of business and that comply with applicable laws, rules, regulations, orders, decrees, judgments, injunctions, writs, regulatory policies or directives;

•	Enter into any interest rate swap, floor or cap or similar arrangement;

•	Take any action that would give rise to a right of payment to any person under any employment agreement, except for contractually required compensation;

•	Purchase any security for its investment portfolio other than in compliance with its existing policies

•
Purchase any securities other than (i) FHLB or Federal Farm Credit Bank obligations or other securities having the full faith and credit of the United States, and (ii) securities having a face amount of not more than $5.0 million with a maturity date of three years or less; provided, however, that WSB Holdings may purchase other securities if Old Line Bancshares does not object to such purchase within 48 hours (counting by business days) of receipt of information regarding the security WSB Holdings proposes to purchase;

•	Except as already disclosed to Old Line Bancshares, make any capital expenditure of $50,000 or more or undertake or enter into any lease, contract or other commitment;

•	Take any action that would preclude the treatment of the merger as a reorganization under Section 368(a) of the Internal Revenue Code;

•
Enter into, grant, approve or extend any non-residential loan, credit facility, line of credit or letter of credit that would result in credit exposure in excess of $500,000 in the aggregate to a single borrower, provided that WSB Holdings may make such a credit extension if Old Line Bancshares does not object to such credit extension within 48 hours (counting by business days) of receipt of information regarding such proposed credit extension;

•
Enter into, grant, approve or extend any loan, credit facility, line of credit or letter of credit for an owner occupied residence that would result in credit exposure in excess of the then-Federal Housing Finance Agency jumbo loan limit (currently up to $729,750) in the aggregate to a single borrower, provided that WSB Holdings may make such a credit extension if Old Line Bancshares does not object to such credit extension within 48 hours (counting by business days) of receipt of information regarding such proposed credit extension; or

•	Agree to do any of the foregoing.

WSB Holdings also agreed in the merger agreement, among other things:

•
To permit Old Line Bancshares, if Old Line Bancshares elects to do so at its own expense, to conduct environmental assessments with respect to all real property owned, leased or operated by WSB Holdings and its subsidiaries;

•
To modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices, including loan classifications and levels of reserves, consistent with accounting principles generally accepted in the United States and applicable laws, rules, regulations, orders, decrees, judgments, injunctions, writs, regulatory policies and directives, so as to be applied on a basis that is consistent with that of Old Line Bancshares, immediately prior to the effective date of the merger;

•	To allow at least one representative from Old Line Bancshares to attend any meetings of the board of directors or a committee thereof of WSB Holdings and The Washington Savings Bank; and

•	To dissolve any non-operating subsidiaries of WSB Holdings and The Washington Savings Bank prior to the closing of the merger.

Old Line Bancshares and WSB Holdings jointly agreed, among other things:

•	To prepare all applications, registration statements and other documents necessary to obtain all required regulatory approvals;

•	To submit the proposed merger to their stockholders for approval at a special meeting to be held as soon as practicable, with an approval recommendation by each company’s board of directors;

•	Subject to the terms of the merger agreement, to take all actions necessary to complete the transactions contemplated by the merger agreement;

•	To maintain adequate insurance;

•	To maintain books and records consistent with past practice;

•	To file all tax returns and pay all taxes when due;

•
To cooperate with each other in the interest of an orderly, cost-effective consolidation of operations, and, if mutually agreed, terminate any in-house back office, support, processing or other operational activities or services of WSB Holdings or any WSB Holdings subsidiary, including accounting, loan processing and deposit services, and substitute a contract or arrangement between Old Line Bancshares or any Old Line Bancshares subsidiary and WSB Holdings for the provision of similar services to WSB Holdings;

•	To deliver to each other quarterly financial statements;

•	To deliver to each other all documents that may be filed with the SEC, The NASDAQ Stock Market, or with other banking or regulatory authorities; and

•	To consult upon the form and substance of any press release related to the merger agreement or the proposed merger.

In addition, Old Line Bancshares also agreed in the merger agreement, among other things, that it will purchase extended period officers’ and directors’ liability insurance for the officers and directors of WSB Holdings and that it will not, and will not allow any subsidiary to, without the consent of WSB Holdings or as required in writing by The NASDAQ Stock Market or any of its regulators:

•	Take any action that would result in any condition to closing from being satisfied, except as may be required by applicable law and after written consent or waiver from WSB Holdings;

•	Take any action that would preclude the treatment of the merger as a reorganization under Section 368(a) of the Internal Revenue Code; or

•	Agree to do either of the foregoing.

Conditions to the Merger

Old Line Bancshares’ and WSB Holdings’ obligations to complete the merger are subject to various conditions, including the following:

•	The merger and the merger agreement shall have been approved by the stockholders of Old Line Bancshares and the merger agreement shall have been approved by the stockholders of WSB Holdings;

•
All necessary consents and approvals for the merger shall have been received and all necessary filings and registrations by WSB Holdings and Old Line Bancshares shall have been accepted or declared effective, except where the failure to obtain such consent or approval or for any such filing or registration to be accepted or declared effective would not reasonably be expected to have a material adverse effect on Old Line Bancshares or Old Line Bank after the merger; all waiting periods relating to any necessary consents, approvals, filings and registration statements shall have expired; and no such consent or approval shall have imposed any condition or requirement that in the reasonable opinion of Old Line Bancshares’ board of directors would so materially and adversely impact the economic or business benefits of the merger such as to render it inadvisable.  See “– Terms of the Merger – Regulatory Approvals;”

•	There shall not be any order, decree or injunction in effect preventing the completion of the transactions contemplated by the merger agreement;

•
Each of Old Line Bancshares and WSB Holdings shall have received an opinion of counsel or a letter from their independent certified public accountants that, among other things, the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and, with respect to the opinion received by WSB Holdings, that any gain realized in the merger will be recognized only to the extent of cash or other property (other than Old Line Bancshares common stock) received, including cash received in lieu of fractional share interests.  See “– Certain Federal Income Tax Consequences;”

•	Each of Old Line Bancshares and WSB Holdings shall have received an opinion of counsel from the other party’s counsel as to certain matters; and

•
No material adverse change shall have occurred in the business, property, assets, liabilities, operations, liquidity, income or financial condition of WSB Holdings or Old Line Bancshares, or any of their subsidiaries.

In addition to the foregoing, each party’s obligations to close the merger are conditioned on:

•
The accuracy in all material respects, as of September 10, 2012, and as of the effective date of the merger, of the representations and warranties of the other, except as to any representation or warranty that specifically relates to an earlier date and except as otherwise contemplated by the merger agreement;

•	The other’s performance in all material respects of all obligations required to be performed by it at or prior to the effective date of the merger; and

•
Other conditions that are customary for transactions of the type contemplated by the merger agreement.  See “– Terms of the Merger – Representations and Warranties” and “– Terms of the Merger – Conduct of Business Pending the Merger.”

In addition, Old Line Bancshares’ obligation to close the merger is also contingent on:

•
Old Line Bancshares being satisfied that the recognized environmental conditions of any environmental assessments it conducted with respect to property of WSB Holdings or its subsidiaries will not have a material adverse effect on WSB Holdings;

•	Holders of no more than 5% of the outstanding shares of WSB Holdings common stock perfecting their appraisal rights;

•
William Harnett having delivered to Old Line Bancshares an executed voting trust agreement and share election agreement.  See “– Interests of Directors, Officers and Others in the Merger – Voting Trust Agreement; Share Election Agreement.”

•
Each director of WSB Holdings and The Washington Savings Bank having delivered to Old Line Bancshares an executed voting support agreement.  See “– Interests of Directors, Officers and Others in the Merger – Support Agreements.”

Each party may waive each of the conditions described above in the manner and to the extent described in “– Terms of the Merger – Amendment; Waiver” immediately below.

Amendment; Waiver

Subject to applicable law, rule, regulation, order, decree, judgment, injunction, writ, regulatory policy or directive, at any time prior to the closing date of the merger, Old Line Bancshares and WSB Holdings may:

•	Amend the merger agreement;

•	Extend the time for the performance of any of the obligations or other acts of the other required in the merger agreement;

•	Waive any inaccuracies in the representations and warranties of the other contained in the merger agreement;

•	Waive any term or condition of the merger agreement, any inaccuracies in the representations or warranties contained in the merger agreement or in any document delivered pursuant thereto; or

•	Waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

Termination

The merger agreement may be terminated at any time prior to the effective date of the merger by the mutual consent of Old Line Bancshares and WSB Holdings.

The merger agreement may also be terminated by either party if:

•
The other party, in any material respect, breaches any representation, warranty, covenant or other agreement contained in the merger agreement, and the breach remains uncured 30 days after written notice of the breach is given to the breaching party (however, if the breach cannot reasonably be cured within this 30-day period, but may reasonably be cured within 60 days and the cure is being diligently pursued, no termination can occur before the expiration of the 60-day period);

•	The conditions to such party’s obligation to close the merger have not been satisfied or waived and cannot be satisfied within 30 days after giving written notice to the other party;

•	The closing of the merger does not occur by July 1, 2013, unless this is due to a material breach of the merger agreement by the terminating party;

•
Any regulatory authority whose approval or consent is required for completion of the merger issues a definitive written denial of the approval or consent and the time period for appeals or requests for reconsideration has expired;

•	WSB Holdings’ stockholders or Old Line Bancshares’ stockholders vote but do not approve the merger at a special meeting called to vote on the merger;

•	WSB Holdings or any WSB Holdings subsidiary enters into an alternative transaction; or

•	The other party’s board of directors withdraws, changes or modifies its recommendation to its stockholders to approve the merger agreement and/or the merger.

The merger agreement may also be terminated by WSB Holdings if Old Line Bancshares or any Old Line Bancshares subsidiary enters into an alternative transaction, as a result of which Old Line Bancshares is not the surviving entity or Old Line Bancshares’ directors as of September 10, 2012 do not comprise the majority of the surviving entity’s board of directors, with any person other than WSB Holdings, and the WSB Holdings board of directors determines, with written advice of counsel, that such transaction is not in the best interests of WSB Holdings’ stockholders.

In addition, the merger agreement contains a provision under which WSB Holdings may terminate the merger agreement if the average closing price of Old Line Bancshares common stock during the 30 trading days prior to the five-business day period before the closing of the merger falls below $8.14 unless Old Line Bancshares, in its sole discretion, increases the aggregate merger consideration in stock, cash or a combination thereof so that the aggregate merger consideration is equal to at least $40.8 million, subject to the adjustments as provided in the merger agreement and a described under “– Terms of the Merger – Consideration to be Paid in the Merger.”  See “The Merger Agreement and the Merger – Terms of the Merger – WSB Holdings Price Termination Right.”

Termination Fee

WSB Holdings must pay Old Line Bancshares a termination fee in the amount of $1,750,000 if the merger agreement is terminated in connection with:

•	The entry by WSB Holdings or any WSB Holdings subsidiary into an alternative WSB Holdings transaction.

•
WSB Holdings’ material breach of the merger agreement (provided that Old Line Bancshares is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement).

•	The WSB Holdings board of directors withdrawing, changing or modifying its recommendation to stockholders to approve the merger agreement or the merger.

•
The failure of the merger to close by July 1, 2013 or receive all necessary regulatory approvals or consents and the failure to so close or receive such approvals or consents was caused by the knowing, willful and intentional actions or inactions of WSB Holdings or The Washington Savings Bank (provided Old Line Bancshares is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement).

Old Line Bancshares has agreed to pay a fee of $750,000 to WSB Holdings if WSB Holdings terminates the merger agreement in connection with:

•
Old Line Bancshares’ material breach of the merger agreement (provided that WSB Holdings is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement).

•	The Old Line Bancshares board of directors withdrawing, changing or modifying its recommendation to stockholders to approve the merger agreement and the merger.

•
The failure of the merger to close by July 1, 2013 or receive all necessary regulatory approvals or consents and the failure to so close or receive such approvals or consents was caused by the knowing, willful and intentional actions or inactions of Old Line Bancshares or Old Line Bank (provided WSB Holdings is not then in material breach of any material representation, warranty, covenant or other agreement contained in the merger agreement).

•	Old Line Bancshares’ entry into an alternative Old Line Bancshares transaction.

No Solicitation of Other Transactions

WSB Holdings has agreed that, unless it believes, after receipt of written advice from its legal counsel, that failure to do so would violate the WSB Holdings directors’ fiduciary duty, it will not, and will not allow others under its control to, directly or indirectly:

•
Initiate, solicit, encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal that relates to a merger, consolidation or acquisition of WSB Holdings or any of its subsidiaries, acquisition of all or substantially all of the assets or liabilities of WSB Holdings or any of its subsidiaries, or the acquisition of ownership or voting power representing 10% or more of the outstanding common stock of WSB Holdings or any of its subsidiaries;

•	Enter into or maintain or continue discussions or negotiate with a third party regarding any acquisition proposal or inquiry described above; or

•	Agree to or endorse any acquisition proposal or inquiry described above.

WSB Holdings has also agreed to notify Old Line Bancshares promptly if it receives any acquisition proposal or inquiry described above from any third party.

For a discussion of circumstances under which certain actions relating to a possible change in control involving WSB Holdings could result in WSB Holdings being required to pay a termination fee of $1,750,000, see “The Merger Agreement and the Merger – Terms of the Merger – Termination Fee.”

Expenses

Each of Old Line Bancshares and WSB Holdings will pay all of the costs and expenses that it incurs in connection with the transactions contemplated by the merger agreement, including fees and expenses of financial consultants, accountants and legal counsel.  If WSB Holdings incurs expenses exceeding $450,000 (not including the purchase of “tail” officers’ and directors’ liability insurance), however, any amount over $450,000 will be deducted from the aggregate merger consideration paid to WSB Holdings’ stockholders in the merger.

Regulatory Approvals

Completion of the merger is subject to the prior receipt of all consents or approvals of, and the provision of all notices to, federal and state authorities required to complete the merger of Old Line Bancshares and WSB Holdings as well as the merger of Old Line Bank and The Washington Savings Bank.

Old Line Bancshares and WSB Holdings have agreed to use their reasonable best efforts to obtain all regulatory approvals and provide all notices required to complete the merger and the bank merger.  These approvals and notices include, with respect to the merger, approval from the Federal Reserve Board and, with respect to the bank merger, approval from the Federal Reserve Board and the Maryland Commissioner and a notice to the OCC.  The merger cannot proceed without these required regulatory actions.

Regulatory Approvals for the Merger

Federal Reserve Board.  The acquisition by a bank holding company of a savings and loan holding company requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act.  Under this law, the Federal Reserve Board generally may not approve any proposed transaction:

•	That would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States; or

•
That could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade, unless the Federal Reserve Board finds that the public interest in meeting the convenience and needs of the communities served outweighs the anti-competitive effects of the proposed transaction.

The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the companies and their subsidiary banks and the convenience and needs of the communities to be served.  Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of Old Line Bancshares and WSB Holdings in meeting the credit needs of their communities, including low and moderate-income neighborhoods.  In addition, the Federal Reserve Board must take into account the effectiveness of the companies in combating money laundering activities. Any transaction approved by the Federal Reserve Board generally may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities.

Maryland Commissioner.  The merger is subject to the prior approval of the Maryland Commissioner under Section 5-903 of the Financial Institutions Article of the Maryland Annotated Code.  In determining whether to approve the merger, the Maryland Commissioner will consider:

•	Whether the merger may be detrimental to the safety and soundness of WSB Holdings; and

•	Whether the merger may result in an undue concentration of resources or a substantial reduction of competition in the State of Maryland.

The Maryland Commissioner will not approve any acquisition if upon consummation the combined entity (including any of its bank subsidiaries) would control 30% or more of the total amount of deposits of insured depository institutions in the State of Maryland, although the Maryland Commissioner may waive this limitation upon good cause shown.  Old Line Bank will not control 30% of the insured deposits in Maryland after the merger.

The Maryland Commissioner will have 60 days after receipt of the application to determine whether to approve the merger.

Regulatory Approvals for the Bank Merger

Federal Reserve Board.  The bank merger is subject to the prior approval of the Federal Reserve Board under the Bank Merger Act.  As with its consideration of the merger, the Federal Reserve Board must consider whether the bank merger would result in a monopoly or would substantially lessen competition and whether the financial and managerial resources and future prospects of the banks and the convenience and needs of the communities.  The Federal Reserve Board must take into consideration the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money laundering activities.

Maryland Commissioner.  The bank merger agreement is subject to the prior approval of the Maryland Commissioner under Section 3-703(c) of the Financial Institutions Articles of the Maryland Annotated Code.  The Maryland Commissioner will approve an agreement for the bank merger agreement if it determines that:

•	Old Line Bank meets all the requirements of Maryland law for the formation of a new commercial bank;

•	The bank merger agreement provides an adequate capital structure, including surplus, for Old Line Bank in relation to its deposit liabilities and other activities;

•	The bank merger agreement is fair; and

•	The proposed bank merger is not against the public interest.

The Maryland Commissioner will have six months after receipt of the application to determine whether to approve the bank merger.

OCC Notice.  Pursuant to OCC rules, since The Washington Savings Bank is being merged into a state bank, prior OCC approval of the bank merger is not required.  However, The Washington Savings Bank must file a notice advising the OCC of Old Line Bank’s intention to acquire The Washington Savings Bank in the bank merger prior to consummation of the bank merger.

Applications

Old Line Bancshares filed an application with the Federal Reserve Board requesting approval of the merger of WSB Holdings with and into Old Line Bancshares on _________, 2012.  In addition, Old Line Bank filed applications with the Federal Reserve Board and Maryland Commissioner and The Washington Savings Bank notified the OCC of the merger of The Washington Savings Bank into Old Line Bank on __________, 2012, and _________, 2012, respectively.  In general, the applications and notice describe the terms of the merger or bank merger, the parties involved and the activities to be conducted by the combined entities as a result of the transaction, and will contain certain related financial and managerial information.

We are not aware of any material governmental approvals or actions that are required to complete the merger, except as described above.  If any other approval or action is required, we will use our best efforts to obtain such approval or action.

Management and Operations After the Merger

The current officers and directors of Old Line Bancshares and Old Line Bank, with the addition of William J. Harnett, Chairman of the Board of WSB Holdings and The Washington Savings Bank, and Michael J. Sullivan, a member of the board of directors of WSB Holdings and The Washington Savings Bank (or such replacements as named in a schedule to the merger agreement or as WSB Holdings shall propose and Old Line Bancshares’ shall choose, if either of Messrs. Harnett or Sullivan become disqualified to serve as directors pursuant to the merger agreement), to each entity’s board of directors, will continue to be the officers and directors of Old Line Bancshares and Old Line Bank, respectively, after the merger.

Employment; Severance

Following the merger, Old Line Bancshares is not obligated to continue the employment of any WSB Holdings employee.  As a result of the merger, some WSB Holdings positions, primarily in-house back office, support, processing and other operational activities and services, may be eliminated.  However, Old Line Bancshares will endeavor to continue the employment of all employees of WSB Holdings and its subsidiaries, including The Washington Savings Bank, in positions that will contribute to the successful performance of the combined organization.  If a WSB Holdings or The Washington Savings Bank employee is not retained, however, Old Line Bancshares will grant an eligible employee who is terminated two weeks of severance pay for each full year of service up to a maximum of 26 weeks of severance pay, except that employees who are eligible for any payment or benefit pursuant to a “change in control,” employment or salary continuation or similar plan or right, including pursuant to the merger agreement as described under “Interest of Officers, Directors and Others in the Merger – Other Payments to Chairman and Officers of WSB Holdings,” will not be eligible for such severance benefits.  Each person eligible for severance benefits will remain eligible for such benefits if his or her employment is terminated, other than for cause (as defined in the merger agreement), within 12 months after the time the merger is effective.  Any former WSB Holdings employee whose employment with Old Line Bancshares is terminated without cause after 12 months from the effective date of the merger will receive such severance benefits from Old Line Bancshares as is provided for in Old Line Bancshares’ general severance policy for such terminations (with full credit being given for each year of service with WSB Holdings or any WSB Holdings subsidiary).

Employee Benefits

The merger agreement provides that as of the effective date of the merger, each employee of WSB Holdings or any WSB Holdings subsidiary who becomes an employee of Old Line Bancshares or a subsidiary thereof will be entitled to full credit for each year of service with WSB Holdings or any subsidiary thereof for purposes of determining eligibility for participation, vesting and benefit accrual, in Old Line Bancshares’, or as appropriate, in the Old Line Bancshares subsidiary’s, employee benefit plans, programs and policies.  Old Line Bancshares will use the original date of hire by WSB Holdings or a WSB Holdings subsidiary in making such determinations.  After the effective date of the merger, Old Line Bancshares may discontinue or amend, or convert to or merge with, an Old Line Bancshares benefit plan, any WSB Holdings benefit plan, subject to the plan’s provisions and applicable law.

Interests of Directors, Officers and Others in the Merger

Certain members of management of WSB Holdings and its board of directors may have interests in the merger in addition to their interests as stockholders of WSB Holdings.  The WSB Holdings board of directors was aware of these factors and considered them, among other factors, in approving the merger agreement.

You should note, however, that if after the merger Old Line Bancshares remains subject to the written agreement originally entered into between WSB Holdings and the OTS, as discussed elsewhere in this joint proxy statement/prospectus, Old Line Bancshares may be prohibited from paying these “golden parachute” payments pursuant to the terms of the written agreement.

Golden Parachute Compensation for WSB Holdings Named Executive Officers

In March 2012, prior to any discussions with Old Line Bancshares, the board of directors of WSB Holdings and its compensation committee approved change in control severance arrangements for certain officers of WSB Holdings and The Washington Savings Bank.  The compensation that can be paid under these arrangements constitutes “golden parachute compensation” within the meaning of Item 402(t) of the SEC’s Regulation S-K.  Section 14A of the Exchange Act requires the board of directors of WSB Holdings to seek an advisory (nonbinding) vote from its stockholders with respect to any golden parachute compensation that could be paid pursuant to any agreement or understanding between WSB Holdings and any of its “named executive officers” (within the meaning of Item 402 of Regulation S-K) in connection with a merger for which the board is soliciting proxies.  Of WSB Holdings’ named executive officers, Kevin P. Huffman, the President and Chief Operating Officer of WSB Holdings and The Washington Savings Bank, is the only one who could be entitled to receive “golden parachute compensation” in connection with the Old Line Bancshares merger.  Accordingly, stockholders of WSB Holdings will be asked at the special meeting to cast an advisory (nonbinding) vote on the golden parachute compensation that could be paid to Mr. Huffman under his change in control severance arrangement.  See the section of this joint proxy statement/prospectus below entitled “The WSB Holdings Special Meeting — Purpose of the Special Meeting.”

Under his arrangement, Mr. Huffman will be entitled to receive a lump sum cash payment if WSB Holdings is a party to a transaction that results in a change in control and (i) he is not retained by WSB Holdings or (if applicable) the acquiring entity on the effective date of the transaction, (ii) he is retained but his employment is involuntarily terminated by WSB Holdings or (if applicable) the acquiring entity within 18 months of the transaction other than for cause, death or disability, or (iii) he is retained but his level of compensation (including bonuses) is substantially reduced by WSB Holdings or (if applicable) the acquiring entity within 18 months of the merger and he voluntarily terminates his employment during such time.

The merger will constitute a change in control for purposes of Mr. Huffman’s arrangement, and Old Line Bancshares agreed in the merger agreement to pay any amount that may become payable to Mr. Huffman under his arrangement in connection with the merger.  Accordingly, if payable, such compensation will be paid by Old Line Bancshares after consummation of the merger.  The following table describes the golden parachute compensation that could be paid to Mr. Huffman under this arrangement.

Golden Parachute Compensation (subject to stockholder advisory vote)
Name	Cash ($) (1)	Equity ($)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Kevin P. Huffman, President/COO	150,000	-	-	-	-	-	150,000
Note:
(1)
If Mr. Huffman is not retained by Old Line Bancshares on the date of the merger, then the golden parachute compensation will be payable within five days of the merger.  In the event that Mr. Huffman is retained by Old Line Bancshares after the merger, the golden parachute compensation will be payable only if (i) his employment is thereafter involuntarily terminated by Old Line Bancshares within 18 months of the merger other than for cause, death or disability, or (ii) his level of compensation (including bonuses) is substantially reduced by Old Line Bancshares within 18 months of the merger and he voluntarily terminates his employment during such period.

Other Payments to Directors and Executive Officers of WSB Holdings

In addition to Mr. Huffman, the board of directors of WSB Holdings and its compensation committee also previously approved change in control severance arrangements for William J. Harnett, the Chairman of WSB Holdings and The Washington Savings Bank, Carol Ramey, the Senior Vice President and Chief Financial Officer of WSB Holdings and The Washington Savings Bank, and Gerald Whittaker, the Senior Vice President and Corporate Secretary of WSB Holdings and The Washington Savings Bank.  In the merger agreement, Old Line Bancshares agreed to adopt a similar change in control severance arrangement for Susan L. Grant, who serves as The Washington Savings Bank’s Senior Vice President of Mortgage Banking.  The compensation that could be paid under these arrangements constitutes “golden parachute compensation” within the meaning of Item 402(t) of the SEC’s Regulation S-K, but the board of directors of WSB Holdings is not required to seek an advisory vote from stockholders with respect to these arrangements in connection with the merger.

Under these arrangements, each of Mr. Harnett and the executive officers identified above will be entitled to a lump sum cash payment if WSB Holdings is a party to a transaction that results in a change in control and (i) he or she is not retained by WSB Holdings or (if applicable) the acquiring entity on the effective date of the transaction, (ii) he or she is retained but his or her employment is involuntarily terminated by WSB Holdings or (if applicable) the acquiring entity within 18 months of the transaction other than for cause, death or disability, or (iii) he or she is retained but his or her level of compensation (including bonuses) is substantially reduced by WSB Holdings or (if applicable) the acquiring entity within 18 months of the merger and he or she voluntarily terminates his employment during such time.  The merger will constitute a change in control for purposes of these arrangements.  If payable, such compensation will be paid by Old Line Bancshares after consummation of the merger.

For all other employees of WSB Holdings or The Washington Savings Bank, including Phillip C. Bowman, the Chief Executive Officer and a director of WSB Holdings and The Washington Savings Bank, who either are not retained by Old Line Bancshares or Old Line Bank in the merger or are retained but are thereafter terminated without “cause” (as defined in the merger agreement) within 12 months of the merger, Old Line Bancshares agreed in the merger agreement to pay them severance pay equal to two weeks’ salary for each full year of service with WSB Holdings or The Washington Savings Bank, up to a maximum of 26 weeks of severance pay.

The following table describes the golden parachute compensation that could be paid to Mr. Harnett, Mr. Bowman, Ms. Ramey, Mr. Whittaker and Ms. Grant under these arrangements.

Golden Parachute Compensation (not subject to stockholder advisory vote)
Name	Cash ($) (1)	Equity ($)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
William J. Harnett	500,000	-	-	-	-	-	500,000
Phillip C. Bowman	68,320	-	-	-	-	-	68,320
Carol A. Ramey	75,000	-	-	-	-	-	75,000
Gerald J. Whittaker	125,000	-	-	-	-	-	125,000
Susan L. Grant	125,000	-	-	-	-	-	125,000
Note:
(1)
For all persons other than Mr. Bowman, if the director or executive officer is not retained by Old Line Bancshares on the date of the merger, then the golden parachute compensation will be payable within five days of the merger.  In the event that such person is retained by Old Line Bancshares after the merger, the golden parachute compensation will be payable only if (i) his or her employment is thereafter involuntarily terminated by Old Line Bancshares within 18 months of the merger other than for cause, death or disability, or (ii) his or her level of compensation (including bonuses) is substantially reduced by Old Line Bancshares within 18 months of the merger and he or she voluntarily terminates his employment during such period.  For Mr. Bowman, he will be entitled to the compensation if he is either (a) not retained in the merger or (b) retained in the merger but terminated by Old Line Bancshares or Old Line Bank without “cause” within 12 months of the merger.

In addition, certain directors and executive officers of WSB Holdings and The Washington Savings Bank hold fully vested stock options that, to the extent they are not exercised prior to the merger, will be assumed by Old Line Bancshares and converted into options to purchase that number of shares of Old Line Bancshares common stock equal to the product of (i) the number of shares of WSB Holdings common stock provided for in the option and (ii) the exchange ratio (approximately 0.5608, subject to adjustment).  The exercise prices of these options will be adjusted for the merger consideration, rounded up to the nearest whole cent, provided that any adjustments to “incentive stock options” as defined in Section 422 of the Internal Revenue Code will be effected in a manner consistent with Section 422(a) of the Internal Revenue Code.  All other terms of these stock options, including the expiration dates thereof, will remain the same after the effective time.

The following table provides information regarding fully-vested stock options held by directors and executive officers of WSB Holdings that, if not exercised prior to the merger, will be assumed by Old Line Bancshares and converted into options to purchase shares of Old Line Bancshares common stock.

Outstanding Stock Options
Name	Shares Subject to Options (#)		Exercise Price ($)		Expiration Date
	Pre-Merger	Post-Merger (1)	Pre-Merger	Post-Merger (2)
Phillip C. Bowman, CEO	5,000		8.65		4/18/2017

George Q. Conover, Director	3,000

William J. Harnett, Chairman	13,500		5.20

Kevin P. Huffman, President & COO	3,000		5.20		11/20/2012

Michael J. Sullivan, Director	3,000		5.20
Note:
(1)
Assumes that the options are not exercised prior to, and remain outstanding after, the merger.  The amounts shown are based upon the per share cash consideration of $6.09 and the per share exchange ratio of 0.5608 to be received as merger consideration.

No Golden Parachute or Other Compensation Payable to Old Line Bancshares Named Executive Officers

None of Old Line Bancshares’ executive officers will receive any type of “golden parachute” or other compensation that is based on or that otherwise relates to the merger.

Share Ownership and Merger Consideration to be Received by WSB Holdings’ Directors and Executive Officers

As of ___________, the record date for the special meeting of WSB Holdings stockholders, the directors, executive officers and other significant stockholders of WSB Holdings may be deemed to be the beneficial owners of ________ shares, representing _____% of the outstanding shares, of WSB Holdings common stock.  See “Ownership of WSB Holdings Common Stock.”

The following table sets forth the consideration that directors and executive officers of WSB Holdings may receive if they elect to receive 100% cash, 100% common stock of Old Line Bancshares, or a mix of common stock and cash in exchange for their shares of WSB Holdings common stock in the merger.  Except for Mr. Harnett, the directors and executive officers, as stockholders, may choose either form of consideration or they may choose no preference, in which case the merger consideration to be received by the directors and executive officers will be determined by the exchange agent depending on the amount of cash and shares elected by the stockholders of WSB Holdings who make an express election.  Mr. Harnett has agreed to elect to receive a mix of 35% cash and 65% Old Line Bancshares common stock in exchange for his shares of WSB Holdings common stock.  See “Voting Trust Agreement; Share Election Agreement” below for further information.

Name	Shares of WSB Holdings Common Stock Beneficially Owned as of October 31, 2012 (1)	Consideration for 100% Cash Election (2)	Consideration for 100% Stock Election (3)	Consideration for 65% Stock Election and 35% Cash Election (4)
Phillip C. Bowman	8,620	$ 52,496
George Q. Conover	97,160	591,704
Charles A. Dukes, Jr.	3,650	22,229
Susan L. Grant	115	700
William J. Harnett	3,304,327	N/A
Kevin P. Huffman	6,869	41,832
Eric S. Lodge	705	4,293
Charles W. McPherson	4,575	27,862
Michael J. Sullivan	425,542	2,591,551
All directors and executive officers as a group (11 persons)	3,877,183	3,488,693
Notes:
(1)
See “Ownership of WSB Holdings Common Stock” on page 42 of this joint proxy statement/prospectus for additional information on the beneficial ownership of the WSB Holdings directors and executive officers.

(2)
Calculated based on a price per share of WSB Holdings common stock equal to $6.09, the per-share cash consideration in the merger.  This amount does not include any cash attributable to Mr. Harnett’s shares.

(3)
Calculated based on the exchange ratio of 0.5608 and the closing price of $[•] per share of Old Line Bancshares common stock, as reported on The NASDAQ Capital Market on [•], 2012, the latest practicable trading day before the distribution of this joint proxy statement/prospectus. No fractional shares of Old Line Bancshares common stock will be issued in connection with the merger. As a result, each resulting fractional share has been multiplied by $6.09.

(4)
Calculated by assuming (a) 65% of each share of WSB Holdings common stock is converted into Old Line Bancshares common stock (with the value of a full WSB Holdings common share for this purpose calculated based on the exchange ratio of 0.5608 and the closing price of $[•] of Old Line Bancshares common stock, as reported on The NASDAQ Capital Market on [•], 2012, the latest practicable trading day before the distribution of this joint proxy statement/prospectus), and (b) the remaining 35% of each such share is converted into cash (based on a price per share of WSB Holdings common stock equal to $6.09).

Indemnification and Insurance

Old Line Bancshares has agreed that for a minimum of three years and a maximum of six years after the merger’s effective date, Old Line Bancshares will, at its expense, maintain directors’ and officers’ liability insurance for the former directors and officers of WSB Holdings and its subsidiaries with respect to matters occurring at or prior to the merger’s effective date (a “tail” policy), so long as the policy can be obtained at a cost not in excess of 200% of the annual premium for such directors’ and officers’ liability insurance in effect as of March 31, 2012.  If Old Line Bancshares is unable to obtain a directors’ and officers’ liability insurance tail policy at a cost not in excess of 200% of such rate, Old Line Bancshares will obtain a directors’ and officers’ liability insurance tail policy with the maximum coverage reasonably available for a cost that is not in excess of 200% of such rate.

Board Positions and Compensation

Upon completion of the merger and the subsequent bank merger, William J. Harnett and Michael J. Sullivan will be appointed as Old Line Bancshares and Old Line Bank directors and will be entitled to compensation in such capacity on the same basis as other Old Line Bancshares and Old Line Bank directors.  See the section of this joint proxy statement/prospectus entitled “Executive Compensation – Old Line Bancshares, Inc.” under the heading “Director Compensation” for further information about such compensation.

Support Agreements

As a condition to Old Line Bancshares entering into the merger agreement, each of the directors of WSB Holdings entered into an agreement with Old Line Bancshares, dated as of September 10, 2012, pursuant to which each director agreed to vote all of their shares of WSB Holdings common stock in favor of the merger.  A form of support agreement is Exhibit D to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.  The support agreements may have the effect of discouraging persons from making a proposal for an acquisition transaction involving WSB Holdings.  The following is a brief summary of the material provisions of the support agreements:

•
Each director of WSB Holdings agreed, among other things, to vote, or cause to be voted, at any meeting of WSB Holdings stockholders or other circumstance in which the vote, consent or other approval of stockholders is sought, all of the WSB Holdings common stock as to which he or she is the record or beneficial owner (and including shares held of record by such director’s spouse and children) (a) for approval of the merger, the execution and delivery by WSB Holdings of the merger agreement and the approval of the terms thereof and each of the other actions contemplated by the merger agreement, (b) against any alternative acquisition transaction, and (c) against certain other actions or proposals that are intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the merger, the merger agreement or the transactions contemplated by the merger agreement.

•
Each director of WSB Holdings agreed to take all reasonable actions and to assist in the consummation of the merger and the other transactions contemplated by the merger agreement, and to use his or her best efforts to cause WSB Holdings and its subsidiaries to take certain actions set forth in the merger agreement with respect to the preparation of this joint proxy statement/prospectus and all required regulatory applications.

•	Each director of WSB Holdings agreed to continue to hold his or her shares of WSB Holdings until the merger is effective or the merger agreement is terminated.

•	Each director agreed not to take any action that could reasonably be expected to have the effect of preventing or disabling him from performing his obligations under the support agreement.

Voting Trust Agreement; Share Election Agreement

As a condition to Old Line Bancshares entering into the merger agreement, Mr. Harnett entered into a voting trust agreement with Old Line Bancshares and Craig E. Clark as Trustee, dated as of September 10, 2012, pursuant to which, after the merger is effective, Mr. Harnett will irrevocably assign to a trustee that number of shares of Old Line Bancshares common stock owned by him as necessary to reduce his ownership of the total outstanding shares of Old Line Bancshares common stock to 8.0%.   Pursuant to the agreement, the Trustee will vote such shares in accordance with the instructions of Old Line Bancshares’ board of directors but has no power to sell, assign, pledge or otherwise transfer such shares.  Pursuant to the agreement, Mr. Harnett can sell the shares assigned to the trust only after first offering the shares to Old Line Bancshares at a purchase price based on recent closing prices on the NASDAQ Stock Market.  If the number of outstanding shares of Old Line Bancshares common stock increases or Mr. Harnett or any person acting in concert with him sells shares of Old Line Bancshares common stock not in the trust, Mr. Harnett can request that the Trustee re-assign shares to him such that his ownership of Old Line Bancshares’ common stock is equal to no more than 8.0%.  Similarly, if Mr. Harnett acquires additional shares of Old Line Bancshares common stock after the effective time of the merger, which causes his ownership of Old Line Bancshares’ outstanding shares of common stock to exceed 8.0%, he will be required to transfer additional shares to the trust such that his percentage ownership is reduced to 8.0%.  The agreement will terminate if the merger is not consummated, and otherwise upon the earlier of (i) the fifth anniversary of the effective date of the merger or (ii) the effective date of a merger, consolidation or extraordinary event involving Old Line Bancshares and another entity where Old Line Bancshares is not the surviving entity or a sale or other disposition of all or substantially all of Old Line Bancshares’ assets.  A copy of the voting trust agreement is Exhibit A to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

In addition, as a condition to Old Line Bancshares entering into the merger agreement, Mr. Harnett entered into a share election agreement with Old Line Bancshares dated September 10, 2012, pursuant to which Mr. Harnett agreed that, pursuant to the terms of the merger agreement, he would elect to receive in exchange his shares of common stock of WSB Holdings in the merger a mix of 35% cash and 65% Old Line Bancshares common stock.  As a result, based on the per share cash consideration of $6.09 and the per share exchange ratio of 0.5608 to be received as merger consideration, Mr. Harnett is expected to receive $7,043,173 in cash and 1,853,066 shares of Old Line Bancshares common stock in exchange for his 3,304,327 shares of WSB Holdings common stock (and a cash payment in lieu of a fractional share of Old Line Bancshares Common Stock).  A copy of the share election agreement is Exhibit B to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

Neither the voting trust agreement nor the share election agreement provides for any payment to Mr. Harnett.

Regulatory Matters Regarding WSB Holdings and The Washington Savings Bank

On June 3, 2011, WSB Holdings, Inc. and The Washington Savings Bank entered into separate supervisory agreements with the OTS, their primary banking regulator on such date.  The supervisory agreements set forth the actions that WSB Holdings, The Washington Savings Bank and their boards of directors must undertake to address the issues.  Pursuant to regulatory changes instituted by the Dodd-Frank Act, WSB Holdings is now regulated by the Federal Reserve Board and The Washington Savings Bank is now regulated by the OCC.  As the current regulators, the supervisory agreements are currently enforced by the OCC with respect to The Washington Savings Bank and the Federal Reserve Board with respect to WSB Holdings.  Each agreement will remain in effect until terminated, modified or suspended by the Federal Reserve Board of the OCC, as applicable.

Under the terms of its supervisory agreement, WSB Holdings has agreed, among other things, to:

•
Submit a business plan by July 31, 2011, and each year thereafter that, among other things: (i) addresses all corrective actions in its 2010 Report of Examination (first business plan only); (ii) ensures adequate capital and outlines methods to raise additional capital if needed; and (iii) includes plans and strategies to improve asset quality, strengthen and improve earnings, and maintain appropriate levels of liquidity at The Washington Savings Bank;

•	Not declare or pay any cash dividends or make any other capital distributions without the prior non-objection of the Federal Reserve Board;

•
Not enter into any new contractual arrangements or renew, extend or revise any existing contractual arrangements related to compensation or benefits with any director or senior executive officer of WSB Holdings without prior written notice to the Federal Reserve Board;

•	Comply with the prior regulatory notification requirements for any changes in directors or senior executive officers;

•	Not make any golden parachute or prohibited indemnification payments unless such payment complies with the applicable rules and regulations of the FDIC or Federal Reserve Board, respectively;

•	Not enter into any new transactions with affiliates without prior notification to the Federal Reserve Board; and

•	Designate a committee of its board of directors to monitor and coordinate the WSB Holdings’ compliance with the agreement.

Under the terms of its supervisory agreement, The Washington Savings Bank has agreed, among other things, to:

•
Submit a business plan by July 31, 2011, and each year thereafter which, among other things: (i) addresses all corrective actions in its 2010 Report of Examination (first business plan only); (ii) ensures adequate capital and outlines methods to raise additional capital if needed; (iii) includes plans and strategies to improve asset quality, strengthen and improve earnings, and maintain appropriate levels of liquidity at The Washington Savings Bank; and (iv) includes strategies for ensuring The Washington Savings Bank has adequate financial and personnel resources necessary to implement and adhere to the business plan;

•
Prepare and adopt, within 60 days, a written plan to reduce its level of criticized assets, including resolution plans for each criticized asset and delinquent loan or group of loans to the same borrower equal to or greater than $500,000;

•
Revise, within 60 days, its Allowance for Loan and Lease Losses Policy to, among other things, address all corrective action set forth in its 2010 Report of Examination and incorporate specific valuation allowance increases for impaired, collateral-dependent loans in the loss history;

•	Ensure that all impaired or otherwise troubled loans have updated appraisals or evaluations as needed;

•
Revise, within 60 days, its liquidity and funds management policies and procedures to address all applicable corrective actions set forth in the 2010 Report of Examination and incorporate a projected sources and uses of funds analysis, and that includes a Contingency Funding Plan that includes: (i) alternative funding sources; and (ii) sources and uses of funds projections under various stress scenarios;

•	Beginning June 30, 2011, submit a quarterly assessment of its current liquidity position;

•
Submit, within 60 days, a brokered deposit plan that, among other things, details strategies to reduce its current level of brokered deposits.  In addition, The Washington Savings Bank is prohibited from increasing the amount of its brokered deposits without prior non-objection of the OCC;

•
Revise, within 30 days, its written program for identifying, monitoring and controlling risks associated with concentrations of credit to address all applicable corrective actions set forth in the 2010 Report of Examination and, among things: (i) establish prudent concentration limits expressed as a percentage of Tier 1 (Core) Capital plus the Allowance for Loan and Lease Losses; (ii) establish enhanced risk analysis, monitoring and management for established stratification categories of concentrations; (iii) contain review procedures and reporting requirements to identify, monitor and control risks associated with concentrations of credit; and (iv) contain a written action plan for bringing the Bank into compliance with its concentration of credit limits;

•	Not declare or pay any cash dividends or make any capital distributions without the prior written approval of the OCC;

•
Not increase the Bank’s total assets in excess of the amount equal to net interest credited on deposit liabilities without the prior non-objection of the OCC.  The Washington Savings Bank has requested and received approval of a limited exception to this restriction from the OCC;

•	Not make any golden parachute or prohibited indemnification payments unless such payment complies with the applicable rules and regulations of the FDIC or OCC, respectively;

•
Not enter into any new contractual arrangements or renew, extend or revise any existing contractual arrangements related to compensation or benefits with any of its directors or senior executive officers without prior written notice to the OCC;

•	Comply with the prior regulatory notification requirements for any changes in directors or senior executive officers;

•	Not enter into any new transactions with affiliates without prior notification to the OCC;

•	Not enter into any new arrangement or contract with third parties that is significant or outside its normal course of business without the prior non-objection of the OCC; and

•
Designate a committee of its board of directors to monitor and coordinate The Washington Savings Bank’s compliance with the agreement and completion with all corrective actions required in the 2010 Report of Examination.

WSB Holdings and The Washington Savings Bank believe that they have taken all of the actions required by the supervisory agreements and have submitted their plans to the appropriate regulators for approval.

We do not anticipate, however, that Old Line Bank, will be subject to the written agreement following the bank merger, although we cannot assure you that this will be the case.

Accounting Treatment

The merger will be accounted for using the acquisition method of accounting with Old Line Bancshares treated as the acquiror.  Under this method of accounting, WSB Holdings’ assets and liabilities will be recorded by Old Line Bancshares at their respective fair values as of the closing date of the merger and added to those of Old Line Bancshares.  Any excess of purchase price over the net fair values of WSB Holdings’ assets and liabilities will be recorded as goodwill.  Any excess of the fair value of WSB Holdings’ net assets over the purchase price will be recognized in earnings as a bargain purchase gain by Old Line Bancshares on the closing date of the merger.  Financial statements of Old Line Bancshares issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of WSB Holdings prior to the merger.  The results of operations of WSB Holdings will be included in the results of operations of Old Line Bancshares beginning on the effective date of the merger.

Certain Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a WSB Holdings stockholder who holds shares of WSB Holdings common stock as a capital asset.  This discussion is based upon the Internal Revenue Code, U.S. Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This discussion does not address all aspects of United States federal income taxation that may be relevant to WSB Holdings stockholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to WSB Holdings stockholders subject to special treatment under the Internal Revenue Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, regulated investment companies, investors in pass-through entities, WSB Holdings stockholders who acquired their shares of WSB Holdings common stock pursuant to the exercise of employee stock options or otherwise as compensation, and WSB Holdings stockholders who are not “United States persons” as defined in section 7701(a)(30) of the Internal Revenue Code).  In addition, the discussion does not address any aspect of state, local or foreign taxation.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

WSB Holdings stockholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon (i) the receipt by Old Line Bancshares of (a) the opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, counsel to Old Line Bancshares, or (b) a letter from Rowles & Company, LLP, the independent certified public accountants for Old Line Bancshares, and (ii) the receipt by WSB Holdings of (a) the opinion of Gordon Feinblatt LLC, counsel to WSB Holdings, or (b) a letter from Stegman & Company, the independent certified public accountants for WSB Holdings, each dated as of the effective date of the merger, to the effect that:

•	The merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code; and

•
Only as to the opinion to be received by WSB Holdings, any gain realized in the merger will be recognized only to the extent of cash or other property (other than Old Line Bancshares common stock) received in the merger, including cash received in lieu of fractional share interests.

The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither WSB Holdings nor Old Line Bancshares intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.  Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.  In addition, if any of the facts, representations or assumptions upon which the opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, the discussion below sets forth the material United States federal income tax consequences of the merger to WSB Holdings stockholders not subject to special treatment under the Internal Revenue Code, as described above.  Such consequences generally will depend on whether WSB Holdings stockholders exchange their WSB Holdings common stock for cash, Old Line Bancshares common stock or a combination of cash and Old Line Bancshares common stock.

Exchange for Old Line Bancshares Common Stock

If, pursuant to the merger, a WSB Holdings stockholder exchanges all of his or her shares of WSB Holdings common stock solely for shares of Old Line Bancshares common stock, the stockholder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Old Line Bancshares common stock (as discussed below).  The aggregate adjusted tax basis of the shares of Old Line Bancshares common stock received in the exchange will be equal to the aggregate adjusted tax basis of the shares of WSB Holdings common stock surrendered (reduced by the tax basis allocable to any fractional share of Old Line Bancshares common stock for which cash is received), and the holding period of the Old Line Bancshares common stock will include the period during which the shares of WSB Holdings common stock were held by the WSB Holdings stockholder.  If a WSB Holdings stockholder has differing bases or holding periods in respect of his or her shares of WSB Holdings common stock, the stockholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Old Line Bancshares common stock received in the exchange.

Exchange Solely for Cash

In general, if, pursuant to the merger, a WSB Holdings stockholder exchanges all of his or her shares of WSB Holdings common stock solely for cash, such holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of WSB Holdings common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the stockholder’s holding period with respect to the WSB Holdings common stock surrendered is more than one year.  If, however, the WSB Holdings stockholder owns (or is deemed for tax purposes to own) shares of Old Line Bancshares common stock after the merger, the cash received may be treated as a dividend under certain circumstances.  See “– Possible Treatment of Cash as a Dividend” below.

Exchange for Old Line Bancshares Common Stock and Cash

If, pursuant to the merger, a WSB Holdings stockholder exchanges all of his or her shares of WSB Holdings common stock for a combination of Old Line Bancshares common stock and cash, the stockholder generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Old Line Bancshares common stock received in the exchange over such stockholder’s adjusted tax basis in the shares of WSB Holdings common stock surrendered) and (ii) the amount of cash received pursuant to the merger.  For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of WSB Holdings shares.  Any recognized gain generally will be long-term capital gain if the WSB Holdings stockholder’s holding period with respect to the WSB Holdings common stock surrendered is more than one year.  However, the cash received may be treated as a dividend under certain circumstances.  See “– Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Old Line Bancshares common stock received by a WSB Holdings stockholder that exchanges his or her shares of WSB Holdings common stock for a combination of Old Line Bancshares common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of WSB Holdings common stock surrendered, reduced by the amount of cash received by the WSB Holdings stockholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the WSB Holdings stockholder on the exchange.  The holding period of the Old Line Bancshares common stock will include the holding period of the shares of WSB Holdings common stock surrendered.  If a WSB Holdings stockholder has differing bases or holding periods in respect of his or her shares of WSB Holdings common stock, such stockholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Old Line Bancshares common stock received in the exchange.

Cash Received in Lieu of a Fractional Share

Cash received by a WSB Holdings stockholder in lieu of a fractional share of Old Line Bancshares common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized in an amount equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the stockholder’s aggregate adjusted tax basis of the shares of WSB Holdings common stock surrendered that is allocable to the fractional share.  The gain or loss generally will be long-term capital gain or loss if the holding period for the shares of WSB Holdings common stock surrendered is more than one year.  However, the cash received may be treated as a dividend under certain circumstances.  See “– Possible Treatment of Cash as a Dividend” below.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the receipt of cash in the merger will be treated as a dividend depends upon the extent to which the exchange of stock for cash reduces the WSB Holdings stockholder’s deemed percentage stock ownership of Old Line Bancshares following the merger.  For purposes of this determination, WSB Holdings stockholders will be treated as if they first exchanged all of their shares of WSB Holdings common stock solely for Old Line Bancshares common stock and then Old Line Bancshares immediately redeemed a portion of the Old Line Bancshares common stock in exchange for the cash actually received (the “deemed redemption”).  The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if (i) the deemed redemption is “substantially disproportionate” with respect to the WSB Holdings stockholder (and the stockholder actually or constructively owns after the deemed redemption less than 50% of the voting power of the outstanding Old Line Bancshares common stock) or (ii) the deemed redemption is not “essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a WSB Holdings stockholder if the percentage of the outstanding stock of Old Line Bancshares that is actually and constructively owned by the stockholder immediately after the deemed redemption is less than 80% of the percentage of the outstanding common stock of Old Line Bancshares that the stockholder is deemed actually and constructively to have owned immediately before the deemed redemption.  If this test is not satisfied, the deemed redemption will not be considered to be “essentially equivalent to a dividend” if it results in a “meaningful reduction” in the stockholder’s deemed percentage stock ownership of Old Line Bancshares.  In applying the above tests, a WSB Holdings stockholder will, under constructive ownership rules, be deemed to own stock that is owned by certain other persons or entities in addition to the stock actually owned by the stockholder.

The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” even if the stockholder has only an insignificant reduction in percentage stock ownership under the above analysis.  Accordingly, it is anticipated that few if any WSB Holdings stockholders will be impacted by these rules.  However, as these rules are complex and dependent upon a WSB Holdings stockholder’s specific circumstances, each stockholder that may be subject to these rules should consult his or her tax advisor concerning the potential application of these rules and the consequence of treatment of the cash received as a dividend.

Backup Withholding

A WSB Holdings stockholder receiving cash in the merger may be subject to backup withholding at a rate of 28% if the stockholder is a non-corporate United States person and (i) fails to provide an accurate taxpayer identification number, (ii) has been notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.  Amounts withheld under the backup withholding rules will be allowed as a credit against a stockholder’s United States federal income tax liability provided that the stockholder furnishes the required information to the IRS.

Information Reporting

A WSB Holdings stockholder who receives Old Line Bancshares common stock as a result of the merger will be required to retain records pertaining to the merger.  Each WSB Holdings stockholder who is a “significant holder,” who is required to file a U.S. federal income tax return, and who receives Old Line Bancshares common stock in the merger will be required to file a statement with such stockholder’s U.S. federal income tax return setting forth the name and employer identification number of each party to the merger (WSB Holdings and Old Line Bancshares) and the fair market value and basis of the WSB Holdings common stock surrendered by such stockholder in the merger.  A “significant holder” is a stockholder who, immediately before the merger, owned at least 5% of the outstanding WSB Holdings common stock.

This discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger.  In addition this discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances.  It also does not address any federal estate tax or state, local or foreign tax consequences of the merger.  Tax matters are very complicated, and the tax consequences of the merger to a WSB Holdings stockholder may depend upon his or her particular situation.  Accordingly, we strongly urge each WSB Holdings stockholder to consult with a tax advisor to determine the particular tax consequences of the merger, as well as to any later sale or other disposition of shares of Old Line Bancshares common stock received in the merger.

Restrictions on Sales of Shares by Certain Affiliates

The shares of Old Line Bancshares common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who is an “affiliate” of Old Line Bancshares as defined by Rule 144 under the Securities Act.  Affiliates consist of individuals or entities that control, are controlled by or are under common control with Old Line Bancshares, and include the executive officers and directors of Old Line Bancshares and may include significant stockholders of Old Line Bancshares following the merger.

Stock Exchange Listing

Following the merger, the shares of Old Line Bancshares common stock will continue to trade on the NASDAQ Capital Market under the symbol “OLBK.”

Appraisal Rights

Holders of Old Line Bancshares common stock do not have the right to exercise appraisal rights in connection with the merger.

If you are a WSB Holdings stockholder, then under Delaware law you are entitled to dissenters’ rights of appraisal in connection with the merger, provided that you meet all of the conditions set forth in Section 262 of the DGCL (“Section 262”).  In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares).  Therefore, with respect to any shares WSB Holdings common stock for which you did not elect to receive the per-share cash consideration, but would be required under the merger agreement to receive the per-share cash consideration (other than cash in lieu of fractional shares of Old Line Bancshares common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the per-share cash consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court.  Pursuant to Section 262, WSB Holdings stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the merger is completed.  It is possible that the fair value as determined by the Court may be more or less than, or the same as, the per-share merger consideration. WSB Holdings and Old Line Bancshares reserve the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

WSB Holdings stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights.  SINCE THE FINAL ALLOCATION OF CASH AND STOCK MERGER CONSIDERATION WILL NOT BE DETERMINED UNTIL THE CLOSING OF THE MERGER, ANY STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL NOW AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting WSB Holdings stockholders wishing to demand and perfect their appraisal rights.  This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex D to this joint proxy statement/prospectus.

Under Section 262, WSB Holdings is required to notify stockholders not less than 20 days before the WSB Holdings special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.  THIS JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTES WSB HOLDINGS’ NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE DGCL.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex D to this joint proxy statement/prospectus and consult your legal advisor.  If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost.  To exercise appraisal rights with respect to your shares of WSB Holdings common stock, you must:

•	Not vote in favor of the merger agreement;

•	Not deliver an executed copy of the enclosed proxy card indicating no choice with respect to the approval of the merger agreement;

•	Deliver to WSB Holdings a written demand for appraisal of your shares before the date of the WSB Holdings special meeting, as described further below under “—Written Demand and Notice;”

•	Continuously hold your shares of WSB Holdings common stock through the date the merger is consummated; and

•	Otherwise comply with the procedures set forth in Section 262.

Only a holder of record of shares of WSB Holdings common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name.  A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of WSB Holdings common stock in connection with the proposed merger.  Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to WSB Holdings.  The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of WSB Holdings common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of WSB Holdings common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners.  An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners.  Stockholders who hold their shares of WSB Holdings common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights.  Stockholders who vote in favor of the approval of the merger agreement will not have a right to have the fair market value of their shares of WSB Holdings common stock determined.  However, failure to vote in favor of the merger agreement is not sufficient to perfect appraisal rights.  If you desire to exercise your appraisal rights, you must also submit to WSB Holdings a written demand for payment of the fair value of the WSB Holdings common stock held by you.

Written Demand and Notice.  A written demand for appraisal should be filed with WSB Holdings before the special meeting.  The demand notice will be sufficient if it reasonably informs WSB Holdings of your identity and that you wish to seek appraisal with respect to your shares of WSB Holdings common stock.  All demands should be delivered to: WSB Holdings, 4201 Mitchellville Road, Suite 200, Bowie, Maryland 20716, Attention:  Secretary.

Old Line Bancshares, within ten days after the effective date of the merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the merger, that the merger has become effective.

Judicial Appraisal.  Within 120 days after the effective date of the merger, Old Line Bancshares or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Delaware Court of Chancery demanding a determination of the value of the common stock of WSB Holdings held by all such stockholders.  At the hearing on such petition, the Court will determine which stockholders are entitled to an appraisal of their shares and may require the stockholders who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them.  Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to you.

After the Delaware Court of Chancery determines the holders of common stock entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.  Through this proceeding, the Delaware Court of Chancery will determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding.  In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors.  In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”  The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider all relevant factors, which may include market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation.  As noted above, Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”  In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.  Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.

WSB Holdings stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as or less than the value of the consideration provided for in the merger agreement without the exercise of appraisal rights.  No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.  The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable.  Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of WSB Holdings common stock entitled to appraisal.  In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the WSB Holdings common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

If no petition is filed by either Old Line Bancshares or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease.  WSB Holdings stockholders seeking to exercise appraisal rights should not assume that Old Line Bancshares will file a petition with respect to the appraisal of the fair value of their shares or that Old Line Bancshares will initiate any negotiations with respect to the fair value of those shares.  Old Line Bancshares will be under no obligation to take any action in this regard and has no present intention to do so.  Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of WSB Holdings common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.  Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Request for Appraisal Data.  If you submit a written demand for appraisal of your shares of WSB Holdings common stock and otherwise properly perfect your appraisal rights, you may, upon written request mailed to Old Line Bancshares within 120 days after the effective date of the merger, receive a written statement identifying: (1) the aggregate number of shares of WSB Holdings common stock that were not voted in favor of the approval of the merger and with respect to which WSB Holdings has received written demands for appraisal; and (2) the aggregate number of holders of such shares.  Old Line Bancshares will mail this statement to you within ten days after receiving your written request.

Withdrawal.  Even if you submit a written demand for appraisal of your shares of WSB Holdings common stock and otherwise properly perfect your appraisal rights, you may withdraw your demand at any time after the effective date of the merger, except that once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.  The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the effective date.  If you withdraw your demand, you will be deemed to have accepted the terms of the merger agreement, which are summarized in this joint proxy statement/prospectus and attached hereto as Annex A.

Tax Considerations.  If you elect to exercise your appraisal rights, the payment in cash of the fair value of your shares of WSB Holdings common stock will be a taxable transaction to you as described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement and the Merger – Certain Federal Income Tax Consequences.”  WSB Holdings stockholders considering exercising appraisal rights should consult with their own tax advisors with regard to the tax consequences of such actions.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex D to this joint proxy statement/prospectus.  If you fail to comply strictly with these procedures you will lose your appraisal rights.  Consequently, if you wish to exercise your appraisal rights, we strongly urge you to consult a legal advisor before attempting to exercise your appraisal rights.

LITIGATION RELATED TO THE MERGER

On September 27, 2012, Rosalie Jones, both individually and on behalf of a putative class of WSB Holdings’ stockholders, filed a complaint in the Circuit Court for Prince George’s County, Maryland, against WSB Holdings and its directors as well as Old Line Bancshares.  The complaint seeks to enjoin the proposed merger and alleges, among other things, that the members of WSB Holdings’ board of directors breached their fiduciary duties by agreeing to sell WSB Holdings for inadequate and unfair consideration and pursuant to an unfair process.  The complaint also alleges that that the WSB Holdings directors agreed to provisions in the merger agreement that constitute “onerous and preclusive deal protection devices,” and that certain officers and directors of WSB Holdings will receive personal benefits from the merger not shared in by other WSB Holdings stockholders.  The complaint further alleges that WSB Holdings and Old Line Bancshares aided and abetted such alleged breaches.

The defendants believe that this action is without merit and intend to vigorously defend against this lawsuit.

DESCRIPTION OF OLD LINE BANCSHARES CAPITAL STOCK

The following summary is a description of the material terms of Old Line Bancshares’ common stock and should be read in conjunction with the section entitled “Comparison of Stockholder Rights.”  This summary is not meant to be a complete description of the terms of the common stock and is qualified by reference to the applicable provisions of the MGCL, the amended and restated articles of incorporation, as amended, of Old Line Bancshares and the amended and restated bylaws of Old Line Bancshares.  You are urged to read those documents carefully.  Copies of Old Line Bancshares’ articles of incorporation and bylaws are on file with the SEC.  See “Where You Can Find More Information.”

General

Old Line Bancshares’ authorized capital stock consists of 15,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the rights of holders of preferred stock or any other stock with superior dividend rights, holders of Old Line Bancshares’ common stock are entitled to receive dividends if and when the board of directors of Old Line Bancshares declares dividends from funds legally available.  In addition, holders of common stock share ratably in the net assets of Old Line Bancshares upon the voluntary or involuntary liquidation, dissolution or winding up of Old Line Bancshares, after distributions are made to anyone with more senior rights.

Each holder of Old Line Bancshares common stock is entitled to one vote for each share held on each matter submitted for stockholder action.  Holders of Old Line Bancshares common stock have no conversion, sinking fund, redemptive rights or preemptive rights to subscribe for any securities of Old Line Bancshares.

All outstanding shares of Old Line Bancshares common stock are, and shares to be issued in the merger will be, when issued, fully paid and nonassessable.

Preferred Stock

Old Line Bancshares is authorized to issue 1,000,000 shares of preferred stock, par value $0. 01 per share.  Old Line Bancshares’ board of directors may issue shares of preferred stock in one or more series from time to time.  Prior to issuance of shares of each series of preferred stock, the board of directors is required to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption.  The board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that some of our stockholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares.

As of the date hereof, no shares of preferred stock are outstanding and Old Line Bancshares has no present plans to issue any preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of Old Line Bancshares is American Stock Transfer and Trust Company.  The common stock is listed on the NASDAQ Capital Market under the symbol “OLBK.”

Anti-Takeover Provisions in Old Line Bancshares’s Articles of Incorporation and Bylaws

General.  A number of provisions of Old Line Bancshares’ articles of incorporation and bylaws deal with matters of corporate governance and certain rights of stockholders.  The following discussion is a general summary of certain provisions the articles of incorporation and bylaws that might be deemed to have a potential “anti-takeover” effect.  The following description of certain of the provisions of the articles of incorporation and bylaws is necessarily general and reference should be made in each case to the articles of incorporation and bylaws.

Extraordinary Transactions.  Old Line Bancshares’ articles of incorporation provide that certain “business combination” (as defined in the articles of incorporation) transactions between Old Line Bancshares and any person who is the beneficial owner, directly or indirectly, of more than 15% of the shares of Old Line Bancshares’ capital stock entitled to vote in the election of directors (an “interested stockholder”) (or between Old Line Bancshares and an affiliate of the interested stockholder) require a supermajority vote of holders of 80% of the total outstanding shares of capital stock of Old Line Bancshares unless a majority of the “disinterested directors” (as defined in the articles of incorporation) of Old Line Bancshares approve the business combination if the stockholders of Old Line Bancshares are not receiving cash or other consideration in the transaction or, with respect to all other business combination transactions, unless certain fair price and procedural provisions are satisfied.  In general, the articles of incorporation define a “business combination” as:

•	Any merger or consolidation of Old Line Bancshares or a subsidiary with an interested stockholder or an affiliate of an interested stockholder;

•
Any sale, lease, license, exchange, mortgage, pledge, transfer or other disposition to or with any interested stockholder or any affiliate of any interested stockholder of any assets of Old Line Bancshares having an aggregate fair market value equal to or greater than 10% of Old Line Bancshares’ assets;

•
The issuance or transfer by Old Line Bancshares or any subsidiary of any securities thereof to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value equal to or greater than 10% of Old Line Bancshares’ combined assets, except pursuant to an employee benefit plan of Old Line Bancshares;

•
Any reclassification or recapitalization of Old Line Bancshares, any merger or consolidation of Old Line Bancshares with any of its subsidiaries, or any other transaction (whether or not with or into or otherwise involving an interested stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Old Line Bancshares or any subsidiary that are directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder; or

•	The adoption of a plan or proposal for the liquidation or dissolution of Old Line Bancshares proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder.

In general, the articles of incorporation define the term “disinterested director” as any person who is not an affiliate or associate of the interested stockholder and who was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.

Classification of the Board of Directors.  Old Line Bancshares’ articles of incorporation and bylaws provide that it shall have not less than five nor more than 25 directors, the exact number to be fixed by the board of directors, and that the number of directors may be increased or decreased by the board of directors.  Old Line Bancshares’ directors are divided into three classes - Class A, Class B and Class C - each class consisting of an equal number of directors, or as nearly equal as possible, and each serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected.  A classified board of directors promotes continuity and stability of management but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.  Old Line Bancshares believes that classification of its board of directors will help to assure the continuity and stability of its business strategies and policies as determined by its board of directors.

Absence of Cumulative Voting. There is no cumulative voting in the election of Old Line Bancshares’ directors.  Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected.  Because a stockholder entitled to cumulative voting may cast all of his or her votes for one nominee or disperse his or her votes among nominees as he or she chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s board of directors.

The absence of cumulative voting means that the holders of a majority of Old Line Bancshares’ shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Removal of Directors.  Old Line Bancshares’ articles of incorporation and bylaws provide that a director may only be removed by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors and only for cause.

Amendment of Articles of Incorporation and Bylaws. Old Line Bancshares’ articles of incorporation generally provide that amendments to the articles, including those that would impact anti-takeover provisions, must be approved by the holders of at least two-thirds of the shares entitled to be voted on the matter.  Stockholders generally have no right to amend the bylaws.

Authorized Shares.  As indicated above, Old Line Bancshares’ articles of incorporation authorize the issuance of 15,000,000 shares of common stock and authorize the issuance of 1,000,000 shares of preferred stock.  The authorization of shares of common and preferred stock in excess of the amount issued provides the board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock-based compensation.  The unissued authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Old Line Bancshares.  Also, as indicated above, the board of directors’ right to set the terms of one or more series of preferred stock has anti-takeover effects.

Procedures For Stockholder Nominations.  Old Line Bancshares’ bylaws provide that any stockholder desiring to make a nomination for the election of directors must submit written notice to Old Line Bancshares prior to the meeting.  This advance notice requirement may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interests of stockholders generally.

Anti-Takeover Provisions in the MGCL

In addition to the provisions contained in Old Line Bancshares’ articles of incorporation and bylaws, the MGCL includes certain provisions applicable to Maryland corporations that may have an anti-takeover effect, including, but not limited to, the provisions discussed below.

Business Combinations.  Under the MGCL, certain “business combinations” between a Maryland corporation and an “Interested Stockholder” (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available.  Thereafter a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

Maryland’s business combination statute does not apply to business combinations that are approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder.  In addition, Maryland’s business combination statute does not apply to a corporation that “opts out” of the business combination statute through a charter provision.  Old Line Bancshares has not elected to “opt out” of Maryland’s business combination statute through a charter provision.

Control Share Acquisitions.  The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the “control shares” except to the extent approved by a vote of holders of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation.  “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one tenth or more but less than one third; (ii) one third or more but less than a majority; or (iii) a majority of all voting power.  Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.  If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

Unless the corporation’s charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within ten days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved.  Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Maryland’s control share acquisition statute does not apply to individuals or transactions that are approved or exempted (whether generally or specifically) in a charter or bylaw provision before the control share acquisition occurs.  Old Line Bancshares has not approved or exempted any individuals or transactions through a charter or bylaw provision.

Effect of Anti-Takeover Provisions

The foregoing provisions of the articles of incorporation and bylaws and Maryland law could have the effect of discouraging an acquisition of Old Line Bancshares or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock.  In addition, such provisions may make Old Line Bancshares less attractive to a potential acquiror and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Old Line Bancshares’ board of directors believes that the provisions described above are prudent and will reduce Old Line Bancshares’ vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by its board of directors.  Old Line Bancshares’ board of directors believes that these provisions are in Old Line Bancshares’ best interests and the best interests of its stockholders.  In the board of directors’ judgment, the board of directors is in the best position to determine Old Line Bancshares’ true value and to negotiate more effectively for what may be in the best interests of Old Line Bancshares’ stockholders.  Accordingly, the board of directors believes that it is in Old Line Bancshares’ best interests and in the best interests of Old Line Bancshares’ stockholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Despite the board of directors’ belief as to the benefits to Old Line Bancshares of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management.  As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.  The board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of stockholders of Old Line Bancshares are currently governed by Old Line Bancshares’ articles of incorporation and bylaws and applicable provisions of the MGCL.  The rights of stockholders of WSB Holdings are currently governed by WSB Holdings’ certificate of incorporation and bylaws and the applicable provisions of the DGCL.  Upon completion of the merger, stockholders of WSB Holdings will become stockholders of Old Line Bancshares.  Accordingly, their rights as stockholders will be governed by Old Line Bancshares’ articles of incorporation and bylaws, as well as by the MGCL.  Certain differences in the rights of stockholders arise from differences between Old Line Bancshares’ and WSB Holdings’ governing documents and between the MGCL and the DGCL.

The following is a summary of material differences in the rights of WSB Holdings stockholders and Old Line Bancshares stockholders.  This discussion is not a complete statement of all differences affecting the rights of stockholders.  We qualify this discussion in its entirety by reference to the DGCL, the MGCL and the respective articles of incorporation and bylaws of WSB Holdings and Old Line Bancshares.

Capitalization

WSB Holdings.  The authorized capital stock of WSB Holdings consists of:

•	20,000,000 shares of common stock, $0.0001 par value per share; and

•	10,000,000 shares of preferred stock, $0.0001 par value per share.

Old Line Bancshares.  The authorized capital stock of Old Line Bancshares consists of:

•	15,000,000 shares of common stock, $0.01 par value per share; and

•	1,000,000 shares of preferred stock, $0.01 par value per share.

No shares of WSB Holdings preferred stock or Old Line Bancshares preferred stock are outstanding.

Voting Rights Generally

WSB Holdings.  WSB Holdings’ certificate of incorporation provides that holders of its common stock are entitled to one vote per share.  Holders of common stock have cumulative voting rights in the election of directors.

WSB Holdings’ certificate of incorporation does not alter the voting requirements otherwise set forth in the DGCL. The DGCL provides that a merger of WSB Holdings into another corporation, or the sale, lease or exchange of all or substantially all of its property or assets, requires approval by its board of directors and the holders of a majority of its outstanding stock entitled to vote thereon.

Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time when such person became an interested stockholder unless: (i) prior to such time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; (ii) upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or (iii) the business combination is approved by both the board of directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock (at a meeting and not by written consent), excluding shares owned by the interested stockholder.  For these purposes, a “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder,” and “interested stockholder” means a stockholder that, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than 15% of the outstanding voting stock of the corporation.  Although Section 203 permits a corporation to elect not to be governed by its provisions, WSB Holdings has not made this election.

None of the WSB Holdings certificate of incorporation, bylaws, or the DGCL includes a control share acquisition provision limiting the voting rights of holders of “control shares.”

Old Line Bancshares.  Old Line Bancshares’ articles of incorporation provide that holders of its common stock have the right to one vote for each share of common stock held.  Holders of common stock do not have cumulative voting rights.

Old Line Bancshares’ articles of incorporation provide that any “business combination” involving the company, including: (i) a merger or consolidation with an “interested stockholder;” (ii) the sale, lease, license, exchange, mortgage, pledge, transfer or other disposition of any asset exceeding 10% of the company’s assets to any one or more interested stockholders; (iii) reclassifications, recapitalizations, mergers or consolidations that increase the amount of Old Line Bancshares securities owned by an interested stockholder; and (iv) the adoption of any plan of liquidation or dissolution, must be approved by the holders of at least 80% of the outstanding voting power, unless approved by a majority of the disinterested directors or the transaction complies with certain price and procedural requirements set forth in the articles of incorporation.  See “Description of Old Line Bancshares Capital Stock – Anti-Takeover Provisions in the MGCL” for a discussion of the MGCL’s voting provisions for business combinations with an “interested stockholder” and the limitations of voting rights of holders of “control shares.”

In addition, Old Line Bancshares’ articles of incorporation provide that the sale, lease or exchange of all or substantially all of its assets or a merger or consolidation of Old Line Bancshares with or into another corporation requires the approval of holders of only a majority of the shares of each class of its stock outstanding and entitled to vote if such transaction is approved by a majority of the board of directors.  Without such a charter provision, the MGCL provides that the required vote for such transactions is two-thirds of each class of stock outstanding and entitled to vote.

Dividends

WSB Holdings.  Under the DGCL, the board of directors of WSB Holdings may declare and pay dividends upon the shares of WSB Holdings common stock either out of its surplus or, in the case where there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  Dividends may not be declared and paid, however, if the capital of WSB Holdings has been diminished to an amount less than the aggregate of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Old Line Bancshares.  The MGCL provides that the board of directors of Old Line Bancshares may declare and pay a dividend on the shares of Old Line Bancshares common stock if, after giving effect to the dividend, (1) Old Line Bancshares will be able to pay its indebtedness as the indebtedness becomes due in the usual course of business and (2) Old Line Bancshares’ total assets will be equal to or more than the sum of its total liabilities plus, unless the articles of incorporation permits otherwise, the amount that would be needed, if Old Line Bancshares were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividend.  Notwithstanding the inability to satisfy the condition in item (2), however, a dividend may nevertheless be paid out of Old Line Bancshares’ net earnings for the fiscal year in which the dividend is made, Old Line Bancshares’ net earnings for the preceding fiscal year, or the sum of Old Line Bancshares’ net earnings for the preceding eight fiscal quarters.

Board of Directors

Both the DGCL and the MGCL provides that a corporation organized in Delaware and Maryland, respectively, must have a board of directors that consists of at least one director.

WSB Holdings.  WSB Holdings’ bylaws provide that its board of directors determines the number of directors that shall constitute the whole board, provided that there must be at least three directors.  Pursuant to WSB Holdings’ certificate of incorporation and bylaws, the directors are divided into three classes, with no one class having more than one more director than any other class, with the terms of the classes scheduled to expire in successive years.  At each annual meeting, WSB Holdings’ stockholders elect the members of a single class of directors who are elected to three-year terms.  Directors are elected by a plurality of the votes cast.  WSB Holdings currently has eight directors.

Under WSB Holdings’ bylaws, its board of directors has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors, unless and until such vacancy is filled by the stockholders.

Pursuant to the DGCL and its certificate of incorporation, the stockholders of WSB Holdings may remove a director only for cause by the affirmative vote of holders of two-thirds of the total votes eligible to be cast, provided that a director cannot be removed if the votes cast against the director’s removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which such director is a part.  Written notice must be sent to the director or directors whose removal will be considered at least 30 days before a meeting to consider the director’s or directors’ removal.

Old Line Bancshares.  Old Line Bancshares’ articles of incorporation and bylaws provide that its board of directors must be between five and 25 members, with the board having the power to set the number of directors within those limits.  Pursuant to the bylaws, the directors are divided into three classes, as even in number as possible, with the terms of the classes scheduled to expire in successive years.  At each annual meeting, Old Line Bancshares’ stockholders elect the members of a single class of directors who are elected to three-year terms.  Directors are elected by a plurality of the votes cast.  Old Line Bancshares currently has 14 directors.

Under Old Line Bancshares’ articles of incorporation, its board of directors has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors, subject to the rights of holders of any preferred stock then outstanding.  Pursuant to Old Line Bancshares’ articles of incorporation, directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the outstanding shares entitled to vote in the election of directors, and only after reasonable notice and opportunity for the director to be heard before the body proposing to remove the director.

Nominations of Directors

WSB Holdings.  WSB Holdings’ bylaws provide that nominations for directors may be made at the annual meeting by the board of directors and by stockholders entitled to vote for the election of directors at the meeting who submit a timely notice of nomination that complies with the procedures set forth in the bylaws.  To be timely, such notice must be submitted between 120 and 150 days before the first anniversary date of the date of the proxy statement delivered to stockholders in connection with the prior year’s annual meeting of stockholders, provided that if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date or no proxy statement was delivered in connection with the previous year’s annual meeting, the notice must be delivered between 60 and 90 days before the date of the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is made.  The stockholders’ notice of nomination must contain certain information about the identity, background and stock ownership of the proposed nominee and the identity and stock ownership of the person making the nomination.

Old Line Bancshares.  Old Line Bancshares’ bylaws provide that the board of directors or any stockholder of record (at the time of giving the required notice) entitled to vote for the election of directors may make nominations for the election of directors.

Other than the existing board of directors, stockholders of Old Line Bancshares must make their nominations for director in writing to Old Line Bancshares.  Nominations must be submitted not less than 60 nor more than 90 days before the first anniversary of the date of the prior year’s annual meeting of stockholders, provided that if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date or no proxy statement was delivered in connection with the previous year’s annual meeting, the notice must be delivered no later than 70 days before the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting is made.  Notices of nominations must contain certain information regarding the identity, background and stock ownership of the proposed nominee and the identity and stock ownership of the person making the nomination.

Standard of Conduct for Directors

WSB Holdings.  Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts.  Generally, directors of a Delaware corporation are subject to a duty of loyalty, a duty of care and a duty of candor.  The duty of care requires directors to exercise the care that a similarly situated person would exercise under similar circumstances, including informing themselves prior to making a business decision of all material information reasonably available to them.  Directors should have sufficient information and should critically examine the information they have.  The duty of loyalty requires directors to act in a manner that a director honestly believes to be in the best interest of the corporation and its stockholders, without regard to self-interest.  The duty of candor requires directors to disclose to stockholders fully and fairly all material information within the board’s control when it seeks stockholder action.

Old Line Bancshares.  The standard of conduct for directors of Maryland corporations is generally set forth in Section 2-405.1 of the MGCL, which requires that a director of a Maryland corporation perform his or her duties in good faith, with a reasonable belief that the director’s actions are in the best interests of the corporation and with the care of an ordinarily prudent person in a like position under similar circumstances.  Under the MGCL, a director is presumed to satisfy this standard of conduct.

Amendments to the Certificate/Articles of Incorporation

WSB Holdings.  Pursuant to the DGCL, amendments to WSB Holdings’ certificate of incorporation require the approval of its board of directors and holders of a majority of (i) the outstanding stock entitled to vote on such amendment and (ii) the outstanding stock of each class entitled to vote on such amendment.

Old Line Bancshares.  Old Line Bancshares’ articles of incorporation generally may be amended by affirmative vote of a majority of the board of directors and the holders of at least two-thirds of the total votes eligible to be cast on the matter, provided that amendments to Article FOURTH with respect to the election and removal of directors require the approval of 80% of the total voting power of the company entitled to vote in the election of directors generally.

Amendments to Bylaws

WSB Holdings.  Only its board of directors has the power to amend WSB Holdings’ bylaws.  Stockholders do not have the right to amend the bylaws.

Old Line Bancshares.  In general, Old Line Bancshares’ board of directors has the power to amend its bylaws.  Stockholders generally do not have the right to amend the bylaws.

Limited Liability

WSB Holdings.  WSB Holdings’ certificate of incorporation provides that its directors are not liable to WSB Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (a) for any breach of the director’s duty of loyalty to WSB Holdings or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit.  Section 174 of the DGCL governs the liability of directors for unlawful payment of dividends or unlawful stock purchases and redemptions.

Old Line Bancshares.  Old Line Bancshares’ articles of incorporation provide that its officers and directors are not personally liable to Old Line Bancshares or its stockholders for monetary damages for breach of their fiduciary duties, provided that such provision does not eliminate or limit personal liability of an officer or director:

•
To the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received;

•
To the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or

•
In an administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order requiring affirmative action by an individual or individuals in the form of payments to the company.

Indemnification

WSB Holdings.  WSB Holdings’ bylaws provide that it will indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of WSB Holdings or is or was serving at its request as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise to the fullest extent authorized by, and, except as otherwise set forth in the bylaws, subject to the conditions and procedures set forth in the DGCL, against all expenses, liabilities and losses reasonably incurred or suffered by such person in connection with any such proceeding.  WSB Holdings will indemnify a person who initiates a proceeding against WSB Holdings, other than an action to enforce their indemnification right, only if such proceeding was authorized by the board of directors.  The board may authorize indemnification to other persons who are not directors or officers and are not so serving at WSB Holdings’ request may be similarly indemnified in respect of such service to the extent authorized at any time by the board of directors.

The DGCL permits indemnification by a Delaware corporation if the person being indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.  Further, in an action or suit by or in the right of the corporation, the person also must have reasonably believed his or her actions were in or not opposed to the best interests of the corporation, and a person adjudged liable to the corporation is entitled to indemnification only to the extent determined by the court adjudicating the matter.

WSB Holdings bylaws also provide that, to the extent required by the DGCL, the indemnification provisions include the right to payment of expenses in advance of final disposition upon delivery to WSB Holdings of an undertaking by or on behalf of such officer or director to repay any such advanced amounts if it is ultimately determined that the officer or director is not entitled to indemnification.  The DGCL provides that a Delaware corporation may advance expenses upon an undertaking to repay if it is determined that such person is not entitled to indemnification, but does not mandate such advancement.

Old Line Bancshares.  Old Line Bancshares’ articles of incorporation provide that, to the fullest extent under the MGCL, it will indemnify its past, present and future directors and officers against all expenses, liability and losses reasonably incurred or suffered by such person in connection with any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such officer or director is a party or threatened to be made a party, by reason of his having been an officer or director of the company or, at the company’s request, any other entity, provided, however, that the company will indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors, except for a proceeding to enforce such person’s right to indemnification or advancement of expenses.

The MGCL provides that a Maryland corporation may not indemnify a director if it is established that:

•	The act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	The director actually received an improper benefit in money, property or services;

•	In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful; or

•
In the case of a proceeding by or in the right of the company, the director is adjudged to be liable to the company, unless the court in which the suit was brought determines that indemnification is nevertheless proper, in which case indemnification is limited to expenses.

Its articles of incorporation provide that Old Line Bancshares cannot indemnify any officer, director or employee against expenses, penalties or other payments incurred in an administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil monetary penalties or requiring affirmative action by an individual or individuals in the form of payments to the company.

The articles of incorporation also provide for the right to advancement of expenses in connection with the indemnification rights set forth above, provided such officer or director undertakes to reimburse such amounts if it is determined by a court that such person is not entitled to indemnification and advancement of expenses.  The articles of incorporation also permit Old Line Bancshares to indemnify any employee or agent to the same extent as provided for officers and directors.

Special Stockholders’ Meetings

WSB Holdings.  Special meetings of WSB Holdings’ stockholders may be called at any time for any purpose by its board of directors, its Chairperson or its President, and must be called by its Chairperson, President or Secretary upon the written request of holders of at least 10% of all outstanding shares of WSB Holdings stock that are entitled to vote at the meeting.

Old Line Bancshares.  Special meetings of Old Line Bancshares’ stockholders may be called at any time by its board of directors, the Chairman of the board of directors or by stockholders owning, in the aggregate, not less than 20% of the stock of the company, and must be called by the Secretary of the company upon the written application of one or more stockholders who are entitled to vote and hold at least one-fifth in interest of the capital stock entitled to vote at such meeting.

Stockholder Action Without a Meeting

WSB Holdings.  The DGCL provides that, unless otherwise provided in its certificate of incorporation, any action required or that may be taken at any annual or special meeting of a Delaware corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.  WSB Holdings’ certificate of incorporation does not alter the DGCL’s provisions with respect to stockholder action without a meeting.

Old Line Bancshares.  The MGCL provides that common stockholders may take action by unanimous written consent.

Preemptive Rights

Neither the stockholders of WSB Holdings nor the stockholders of Old Line Bancshares have preemptive rights.

Appraisal Rights

WSB Holdings.  Because WSB Holdings’ common stock is listed on the NASDAQ Stock Market, WSB Holdings stockholders generally do not have appraisal or dissenters rights in connection with extraordinary transactions or otherwise that would allow them to demand payment of the fair value of their shares in connection with a merger, consolidation, share exchange, asset transfer, business combination or charter amendment that substantially adversely alters the stockholder’s rights.  As described in more detail under “The Merger Agreement and the Merger – Appraisal Rights,” there are some exceptions, however, such as for a merger, consolidation or share exchange in which the holders would receive something besides stock, depositary receipts, cash in lieu of fractional shares or any combination thereof.

The appraisal rights of WSB Holdings stockholders are governed by the DGCL, which, as described in more detail under “The Merger Agreement and the Merger – Appraisal Rights,” provides that stockholders are generally entitled to dissent from, and demand payment of the fair value of their shares in connection with, a merger, consolidation, share exchange, asset transfer, business combinations or charter amendment that substantially adversely alters the stockholder’s rights.

Old Line Bancshares.  Because Old Line Bancshares’ common stock is listed on the NASDAQ Stock Market, Old Line Bancshares’ stockholders generally do not have appraisal or dissenters rights in connection with extraordinary transactions or otherwise.  There are some exceptions, however, such as for a merger, consolidation or share exchange in which the holders would receive something besides stock, depositary receipts, cash in lieu of fractional shares or any combination thereof, or if the company’s directors and executive officers owned 5% or more of the company’s outstanding voting stock any time in the past year.

Inspection Rights

WSB Holdings.  Under the DGCL, any stockholder may, for any proper purpose, inspect a corporation’s stock ledger, a list of its stockholders and its other books and records, and may make copies of and extracts from the record.  A stockholder may exercise this right only upon written demand under oath.  The inspection must occur during regular business hours.

Old Line Bancshares.  Under the MGCL, one or more persons who together are and have been stockholders of record of a corporation for at least six months and in total hold at least 5% of the outstanding stock of any class may inspect and copy the corporation’s books of account and stock ledger, request a written statement of the corporation’s affairs and request a list of the corporation’s stockholders.  In addition, any stockholder of a Maryland corporation may (i) inspect and copy the bylaws, minutes of the proceedings of stockholders, annual statement of affairs and voting trust agreements and (ii) request the corporation to provide a sworn statement showing all stock, as well as any other securities, issued and all consideration received by the corporation during the preceding 12 months.

EXPERTS

The consolidated financial statements of Old Line Bancshares, as of December 31, 2011, 2010 and 2009, and for each of the years then ended, appearing elsewhere in this joint proxy statement/prospectus, have been included herein and in the registration statement in reliance upon the report of Rowles & Company LLP, independent registered public accounting firm, which is included herein upon authority of Rowles & Company LLP as experts in accounting and auditing.

The consolidated financial statements of WSB Holdings, as of December 31, 2011 and 2010, and for each of the years then ended, appearing elsewhere in this joint proxy statement/prospectus, have been included herein and in the registration statement in reliance upon the report of Stegman & Company, independent registered public accounting firm, which is included herein upon authority of Stegman & Company as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Old Line Bancshares common stock to be issued in the merger and certain other legal matters relating to the merger are being passed upon for Old Line Bancshares by the law firm of Ober, Kaler, Grimes & Shriver, a Professional Corporation, Baltimore, Maryland.

Certain legal matters relating to the merger are being passed upon by the law firm of Gordon Feinblatt LLC, Baltimore, Maryland, as special counsel to WSB Holdings.

Ober, Kaler, Grimes & Shriver and Gordon Feinblatt will deliver opinions to Old Line Bancshares and WSB Holdings, respectively, as to certain federal income tax consequences of the merger.

INFORMATION ABOUT OLD LINE BANCSHARES, INC.
AND OLD LINE BANK

In this section, references to “we,” “us” and “our” refer to Old Line Bancshares, Inc. and its subsidiaries collectively, unless the context requires otherwise.

Business of Old Line Bancshares, Inc.

Old Line Bancshares was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank. The primary business of Old Line Bancshares, Inc. is to own all of the capital stock of Old Line Bank.

On May 22, 2003, the stockholders of Old Line Bank approved the reorganization of Old Line Bank into a holding company structure.  The reorganization became effective on September 15, 2003. In connection with the reorganization, (i) Old Line Bank became our wholly-owned subsidiary and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock was converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock became the holders of all our outstanding shares.

Our primary business is to own all of the capital stock of Old Line Bank.  We also have an approximately $699,500 investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC (“Pointer Ridge”).  We own 62.50% of Pointer Ridge.

Business of Old Line Bank

General

Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland.  Old Line Bank was originally chartered in 1989 as a national bank under the title “Old Line National Bank.”  In June 2002, Old Line Bank converted to a Maryland chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation.

Old Line Bank converted from a national bank to a Maryland chartered trust company to reduce certain federal, supervisory and application fees that were then applicable to Old Line National Bank and to have a local primary regulator.  Prior to the conversion, Old Line Bank’s primary regulator was the OCC.  Currently, Old Line Bank’s primary regulator is the Maryland Commissioner.

Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank.  Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures our deposits.

We are headquartered in Bowie, Maryland, approximately 10 miles east of Andrews Air Force Base and 20 miles east of Washington, D.C.  We engage in a general commercial banking business, making various types of loans and accepting deposits.  We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients.  Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s.  We also target customers throughout the greater Washington, D.C. metropolitan area.  Our branch offices generally operate six days per week from 8:00 a.m. until 7:00 p.m. on weekdays and from 8:00 a.m. until noon on Saturday.  None of our branch offices are open on Sunday.

Our principal source of revenue is interest income and fees generated by lending and investing funds on deposit.  We typically balance the loan and investment portfolio towards loans.  Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals.  Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to leverage our capital appropriately.

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits.  Our short term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.

Recent Business Developments

Merger with Maryland Bankcorp, Inc.

On April 1, 2011, Old Line Bancshares acquired Maryland Bankcorp, the parent company of Maryland Bank & Trust Company, N.A. (“MB&T”).  We converted each share of common stock of Maryland Bankcorp into the right to receive, at the holder’s election, $29.11 in cash or 3.4826 shares of Old Line Bancshares’ common stock. We paid cash for any fractional shares of Old Line Bancshares’ common stock and an aggregate cash consideration of $1.0 million.  The total merger consideration was $18.8 million.

In connection with the acquisition, MB&T was merged with and into Old Line Bank, with Old Line Bank the surviving bank.

The acquisition increased Old Line Bancshares, Inc.’s total assets by more than $349 million for total assets immediately after closing of approximately $750 million.  As a result of this acquisition Old Line Bank is the sixth largest independent commercial bank based in Maryland, with assets of more than $750 million and 19 full service branches serving five counties.

Branch Expansion Developments

The acquisition of MB&T added ten full service branches to Old Line Bank’s existing ten branch network, enhanced our presence in Charles County and established a branch network in St. Mary’s and Calvert Counties.  We subsequently closed one of the branches in Charles County.

In 2009, we substantially completed our organic branch expansion efforts with the opening of two new branch locations.  On July 1, 2009, we opened a branch at 1641 State Route 3 North, Crofton, Maryland in Anne Arundel County.

In October 2009, we opened an additional branch in the Fairwood Office Park located at 12100 Annapolis Road, Suite 1, Glen Dale, Maryland.  We hired the staff for this location during the third quarter of 2009.

In the fourth quarter of 2009, we moved our Greenbelt (Prince George’s County) Maryland branch that was opened in June 2007 on the 1st floor of an office building to a free standing building at the southwest corner of the intersection of Kenilworth Avenue and Ivy Lane, Greenbelt, Maryland.  In April 2007, we hired the Branch Manager for this location and hired the remainder of the staff in May and September of 2007.

On January 2, 2011, we executed an agreement to lease 3,682 square feet of space on the 1st floor of an office building, plus the area comprising the drive-thru banking facilities, located at 2530 Riva Road in Annapolis, Maryland.  We moved our current Annapolis branch to this new location during the second quarter of 2011.  We are currently evaluating alternative uses for the existing branch.

Expansion of Commercial, Construction and Commercial Real Estate Lending

In December 2009, we added a team of four experienced, highly skilled loan officers to our staff.  These officers have a combined 50 years of commercial banking experience and were employed by a large regional bank with offices in the suburban Maryland market prior to joining us.  These individuals have worked in our market area for many years, have worked together as a team for several years and have a history of successfully generating a high volume of commercial, construction and commercial real estate loans.  This team operates from our Greenbelt, Maryland branch location.

The acquisition of MB&T also significantly expanded our lending operations.  As a result of the acquisition, we added a loan production office in Lexington Park, St. Mary’s County, Maryland, a loan production office in Prince Frederick, Calvert, County, Maryland and consolidated MB&T’s Waldorf, Charles County, Maryland loan production office into our existing Waldorf lending production office.  This consolidation expanded our presence in Charles County, Maryland.

As anticipated, the acquisition, the addition of new lenders and our new branches caused an increase in non-interest expenses in 2011 and the first six months of 2012.  As a result of the addition of these individuals and branches, however, we also experienced an increased level of loan and deposit growth during 2011 and the first six months of 2012 that we expect will continue for the foreseeable future, which has provided and we expect will continue to provide increased interest income that exceeds their non-interest expenses.

Sale and Repurchase of Preferred Stock to the U.S. Treasury

On December 5, 2008, we issued $7 million of our Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share to the U.S. Department of the Treasury (“U.S. Treasury”) pursuant to the Capital Purchase Program under the Troubled Asset Relief Program implemented pursuant to the Emergency Economic Stabilization Act of 2008.  Please see “-Supervision and Regulation-The Emergency Economic Stabilization Act of 2008” for additional information.

On July 15, 2009, we paid the U.S. Treasury $7,058,333 to repurchase the preferred stock outlined above.  The amount paid included the liquidation value of the preferred stock and $58,333 of accrued but unpaid dividends.  We have also repurchased at a fair market value of $225,000 the warrant to purchase 141,892 shares of our common stock that was issued to the U.S. Treasury in conjunction with the issuance of the preferred stock.

Location and Market Area

We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s.  The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector.

Our headquarters and a branch are located at 1525 Pointer Ridge Place, Bowie, Prince George’s County, Maryland.  A critical component of our strategic plan and future growth is Prince George’s County.  Prince George’s County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents.  There are several national and international airports less than an hour away, as is Baltimore.  We currently have seven branch locations and three loan production offices in Prince George’s County.

Five of our branch offices and a loan production office are located in Charles County, Maryland.  Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland.  The northern part of Charles County is the “development district” where the commercial, residential and business growth is focused.  Waldorf, White Plains and the planned community of St. Charles are located here.

Two of our branch offices are located in Anne Arundel County, Maryland.  We have one in Annapolis that we opened in September 2008 that we relocated and expanded to include a loan production office in 2011.  We have another branch that we opened in Crofton in July 2009.  Anne Arundel County borders the Chesapeake Bay and is situated in the high tech corridor between Baltimore and Washington, D.C.  With over 534 miles of shoreline, it provides waterfront living to many residential communities.  Annapolis, the State Capital and home to the United States Naval Academy, and Baltimore/Washington International Thurgood Marshall Airport (BWI) are located in Anne Arundel County.  Anne Arundel County has one of the strongest economies in the State of Maryland and its unemployment rate is consistently below the national average.

As a result of the acquisition of MB&T, in April 2011, we expanded our branch network to encompass the southern Maryland counties of Calvert and St. Mary’s.  The unemployment rates in Calvert and St. Mary’s counties are among the lowest in the state of Maryland and also consistently rank below the national average.

Calvert County is located approximately 25 miles southeast of Washington, D.C. Calvert County is one of  several Maryland counties that comprise the Washington Metropolitan Area and is adjacent to Anne Arundel, Prince George’s, St. Mary’s and Charles Counties.  Major employers in Calvert County include municipal and government agencies and Constellation Energy.  We have two branches and a loan production office in Calvert County.

In St. Mary’s County, we have three branches and a loan production office.  St. Mary’s County is located approximately 35 miles southeast of Washington, D.C. It is adjacent to Charles, Calvert and St. Mary’s counties and is home to the Patuxent River Naval Air Station, a major naval air testing facility on the east coast of the United States.

Lending Activities

General

Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area.  Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured.  As a niche lending product, prior to 2008, we provided luxury boat financing to individuals, who generally tended to be high net worth individuals.  These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.

Credit Policies and Administration

We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans.  Our lending staff follows pricing guidelines established periodically by our management team.  In an effort to manage risk, prior to funding, the loan committee consisting of our executive officers and eight members of the board of directors must approve by a majority vote all credit decisions in excess of a lending officer’s lending authority.  Management believes that we employ experienced lending officers, secure appropriate collateral and carefully monitor the financial condition of our borrowers and the concentrations of loans in the portfolio.

In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market.  With the exception of loans provided to finance luxury boats, generally longer term loans have periodic interest rate adjustments and/or call provisions.  Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.

Old Line Bank also retains an outside, independent firm to review the loan portfolio.  This firm performs a detailed annual review and an interim update at least once a year.  We use the results of the firm’s report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.

Commercial Business Lending

Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, standby letters of credit and unsecured loans.  We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment.  We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.

Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business.  They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.  To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower’s principal owners and monitor the financial condition of the business.  For loans in excess of $250,000, monitoring usually includes a review of the borrower’s annual tax returns and updated financial statements.

Commercial Real Estate Lending

We finance commercial real estate for our clients, usually for owner occupied properties.  We generally will finance owner occupied commercial real estate at a maximum loan to value of 85%.  Our underwriting policies and processes focus on the clients’ ability to repay the loan as well as an assessment of the underlying real estate.  We originate commercial real estate loans on a fixed rate or adjustable rate basis.  Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index.  Repayment terms include amortization schedules from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.

Commercial real estate lending entails significant additional risks as compared with residential mortgage lending.  Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower’s ability to repay.  We attempt to mitigate these risks by carefully underwriting these loans.  Our underwriting generally includes an analysis of the borrower’s capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market.  We generally limit loans in this category to 75%-80% of the value of the property and require personal and/or corporate guarantees.  For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements.  In addition, we will meet with the borrower and/or perform site visits as required.

Real Estate Construction Lending

This segment of our loan portfolio consists of funds advanced for construction of single family residences, multifamily housing and commercial buildings. These loans have short durations, meaning maturities typically of nine months or less. Residential houses, multifamily dwellings and commercial buildings under construction and the underlying land for which the loan was obtained secure the construction loans.  All of these loans are concentrated in our primary market area.

Construction lending entails significant risks compared with residential mortgage lending.  These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or the project under construction.  The value of the project is estimated prior to the completion of construction.  Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan to value ratios.  To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property.  We generally only offer real estate construction financing to experienced builders and commercial entities or individuals who have demonstrated the ability to obtain a permanent loan “take out.”  We also perform a complete analysis of the borrower and the project under construction.  This analysis includes a review of the cost to construct, the borrower’s ability to obtain a permanent “take out,” the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral.   During construction, we advance funds on these loans on a percentage of completion bases.  We inspect each project as needed prior to advancing funds during the term of the construction loan.

We offer a variety of consumer oriented residential real estate loans.  The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%.  We also offer fixed rate home improvement loans.  Our home equity and home improvement loan portfolio gives us a diverse client base.  Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk.  Usually, we secure our home equity loans and lines of credit with a security interest in the borrower’s primary or secondary residence.  Our initial underwriting includes an analysis of the borrower’s debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history.  We do not have any subprime residential real estate loans.

Consumer Installment Lending

Luxury Boat Loans

We offer various types of secured and unsecured consumer loans.  Prior to 2008, a primary aspect of our consumer lending was financing for luxury boat purchases.  Although we continue to maintain a portfolio totaling approximately $8.6 million of these loans and would consider making such loans in the future if borrowers were to apply for them, we have not originated any substantive new marine loans since the third quarter of 2007.  These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets.  Further, payment on these loans depends on the borrower’s continuing financial stability.  Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower’s ability to pay.  To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans.  As a general guideline, the individual’s debt service should not exceed 36% of his or her gross income, the individual must own a home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%.  To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values.  The majority of these boats are United States Coast Guard documented vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title.

Personal and Household Loans

We also make consumer loans for personal, family or household purposes as a convenience to our customer base.  As a general guideline, a consumer’s total debt service should not exceed 40% of his or her gross income.  The underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or rapidly depreciating assets secure these loans.  Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation.  Consumer loan collections depend on the borrower’s continuing financial stability.  If a borrower suffers personal financial difficulties, the loan may not be repaid.  Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans.  However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.

Many of the loans that we acquired from MB&T do not adhere to the stringent underwriting standards that we maintain.  Accordingly, during our due diligence process, we evaluated these loans using our underwriting standards and discounted the book value of these loans.  This discounted book value was subsequently incorporated into our initial purchase price.  Where appropriate, we have risk rated all of the acquired loans to correlate with the risk ratings used in the legacy loan portfolio.

Lending Limit

As of June 30, 2012, our legal lending limit for loans to one borrower was approximately $10.1 million.  As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions.  This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure.  However, this strategy may not always be available.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio, purchased funds, and short term borrowings.  It is our goal to provide adequate liquidity to support our loan growth.  In the event we have excess liquidity, we use investments to generate positive earnings.  In the event deposit growth does not fully support our loan growth, we can use a combination of investment sales, federal funds, other purchased funds and short term borrowings to augment our funding position.

We actively monitor our investment portfolio and we classify the majority of the portfolio as “available for sale.”  In general, under such a classification, we may sell investment instruments as management deems appropriate.  On a monthly basis, we “mark to market” the investment portfolio through an adjustment to stockholders’ equity net of taxes.  Additionally, we use the investment portfolio to balance our asset and liability position.  We invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

Other Banking Products

We offer our customers safe deposit boxes, wire transfer services, debit cards, automated teller machines at all of our branch locations and credit cards through a third party processor.  Additionally, we provide Internet banking capabilities to our customers.  With our Internet banking service, our customers may view their accounts on line and electronically remit bill payments.  Our commercial account services include direct deposit of payroll for our commercial clients’ employees, an overnight sweep service and remote deposit capture service.

Deposit Activities

Deposits are the major source of our funding.  We offer a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit.  We believe that we pay competitive rates on our interest bearing deposits.  As a relationship oriented organization, we generally seek to obtain deposit relationships with our loan clients.

As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure.  We do use brokered deposits as a funding mechanism.  Our primary source of brokered deposits is the Promontory Interfinancial Network (Promontory).  Through this deposit matching network and its certificate of deposit account and money market registry services, we obtained the ability to offer our customers access to FDIC insured deposit products in aggregate amounts exceeding current insurance limits.  When we place funds through Promontory on behalf of a customer, we receive matching deposits through the network.  During 2009 and 2010, we also purchased brokered certificates of deposit from other sources.  We did not purchase brokered deposits from any other source in 2011 or the first six months of 2012.

Competition

The banking business is highly competitive.  We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

We believe that we have effectively leveraged our talents, contacts and location to achieve a strong financial position.  However, our primary market area is highly competitive and heavily branched.  Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important.  Most of our larger competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer.  Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us.  Deposit competition also is strong among institutions in our primary market area.  As a result, it is possible that to remain competitive we may need to pay above market rates for deposits.

Employees

As of September 30, 2012, Old Line Bank had 158 full time and 19 part time employees.  No collective bargaining unit represents any of our employees and we believe that relations with our employees are good.  Old Line Bancshares has no employees.

Supervision and Regulation

Old Line Bancshares and Old Line Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders.  The following summary sets forth certain material elements of the regulatory framework applicable to Old Line Bancshares and Old Line Bank.  It does not describe all of the provisions of the statutes, regulations and policies that are identified.  To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by express reference to each of the particular statutory and regulatory provisions.  A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

Old Line Bancshares, Inc.

Old Line Bancshares is a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.  We are subject to regulation and examination by the Federal Reserve Board, and are required to file periodic reports and any additional information that the Federal Reserve Board may require.  The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.

In accordance with the Dodd-Frank Act and Federal Reserve Board policy, a bank holding company is expected to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner.  In addition, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks.  A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board regulations or both.  This doctrine is commonly known as the “source of strength” doctrine.  The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company.  Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

The Federal Reserve Board must approve, among other things, the acquisition by a bank holding company of control of more than 5% of the voting shares, or substantially all the assets, of any bank or bank holding company or the merger or consolidation by a bank holding company with another bank holding company.  In general, the Bank Holding Company Act limits the business of bank holding companies to banking, managing or controlling banks, furnishing services for its authorized subsidiaries, and engaging in activities that the Federal Reserve Board has determined, by order or regulation, to be so closely related to banking and/or managing or controlling banks as to be properly incident thereto.  Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking include servicing loans, performing certain data processing services, acting as a fiduciary, investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

The Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert, to file a written notice with the Federal Reserve Board before the person or persons acquire direct or indirect “control” of a bank or bank holding company.  As a general matter, a party is deemed to control a bank or bank holding company if the party owns or controls 25% or more of any class of voting stock.  Subject to rebuttal, a party may be presumed to control a bank or bank holding company if the investor owns or controls 10% or more of any class of voting stock.  Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes.  If a party’s ownership of Old Line Bancshares, Inc. were to exceed the above thresholds, the investor could be deemed to “control” Old Line Bancshares, Inc. for regulatory purposes.  This could subject the investor to regulatory filings or other regulatory consequences.

The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Capital Adequacy Guidelines." The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition.

The Federal Reserve Board and the Commissioner regularly examine the operations and condition of Old Line Bancshares.  In addition, the Federal Reserve Board and the Commissioner have enforcement authority over Old Line Bancshares, which includes the power to remove officers and directors and the authority to issue cease-and-desist orders to prevent Old Line Bancshares from engaging in unsafe or unsound practices or violating laws or regulations governing its business. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

The status of Old Line Bancshares as a registered bank holding company under the Bank Holding Company Act, does not exempt it from certain federal and state laws and regulations applicable to Maryland corporations generally, including, without limitation, certain provisions of the federal securities laws.

Old Line Bank

Old Line Bank is a Maryland chartered trust company (with all of the powers of a commercial bank), and is a member of the Federal Reserve System.  Deposits of Old Line Bank are insured to the maximum legal limits by the Deposit Insurance Fund of the FDIC.  It is subject to regulation, supervision and regular examination by the Commissioner and the Federal Reserve Board.  The regulations of these various agencies govern most aspects of Old Line Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices.  In addition, Old Line Bank is subject to numerous federal, state and local laws and regulations that set forth specific requirements with respect to extensions of credit, credit practices, disclosure of credit terms, and discrimination in credit transactions.

The Federal Reserve Board and the Commissioner regularly examine the operations and condition of Old Line Bank, including, but not limited to, its capital adequacy, reserves, loans, investments, and management practices. These examinations are for the protection of Old Line Bank’s depositors and the Deposit Insurance Fund. In addition, Old Line Bank is required to furnish quarterly and annual reports to the Federal Reserve Board. The Federal Reserve Board's enforcement authority includes the power to remove officers and directors and the authority to issue cease-and-desist orders to prevent a bank from engaging in unsafe or unsound practices or violating laws or regulations governing its business. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.  Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

The Federal Reserve Board has adopted regulations regarding capital adequacy, which require member banks to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See “– Capital Adequacy Guidelines.”  Federal Reserve Board regulations and State law limit the amount of dividends that Old Line Bank may pay to Old Line Bancshares, Inc.  See “– Dividends.”

The Dodd-Frank Act

The Dodd-Frank Act, enacted in 2010, will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector.

The following items provide a brief description of certain provisions of the Dodd-Frank Act.

•
Source of strength.  The Dodd-Frank Act requires all companies that directly or indirectly control an insured depository institution to serve as a source of strength to the institution.  Under this requirement, Old Line Bancshares in the future could be required to provide financial assistance to Old Line Bank should Old Line Bank experience financial distress.

•
Mortgage loan origination and risk retention.  The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs.  For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to require steps to verify a borrower’s ability to repay.  In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•
Consumer Financial Protection Bureau (“CFPB”).  The Dodd-Frank Act created a new independent CFPB within the Federal Reserve Board.  The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services.  The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank consumers, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.  For banking organizations with assets under $10 billion, like Old Line Bank, the Federal Reserve Board, as Old Line Bank’s primary federal regulator, will continue to have examination and enforcement authority under federal consumer financial law.  In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB.  Compliance with any such new regulations would increase our cost of operations.

•
Deposit insurance.  The Dodd-Frank Act made permanent the general $250,000 deposit insurance limit for insured deposits.  The Dodd-Frank Act also extends until January 1, 2013, federal deposit insurance coverage for the full net amount held by depositors in noninterest bearing transaction accounts.  Amendments to the Federal Deposit Insurance Act (“FDIA”) broadened the assessment base against which an insured depository institution’s deposit insurance premiums paid to the Deposit Insurance Fund are calculated.  These provisions could increase the FDIC deposit insurance premiums paid by Old Line Bank.

•
Enhanced lending limits.  The Dodd-Frank Act strengthened the existing limits on a depository institution’s credit exposure to one borrower.  Federal banking law prohibits a depository institution’s ability to extend credit to one person (or group of related persons) in amounts that exceed certain thresholds.  The Dodd-Frank Act expanded the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

•
Corporate governance.  The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the WSB Holdings, Inc. The Dodd-Frank Act provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials and directs the SEC and national securities exchanges to adopt rules that: (1) provide stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) will enhance independence requirements for compensation committee members; and (3) will require companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers.

Many of the requirements of the Dodd-Frank Act will be implemented over time and the full extent of the impact such requirements will have on our operations is unclear.  The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business.  These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.  Failure to comply with the new requirements may negatively impact our results of operations and financial condition.  While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Capital Adequacy Guidelines

The federal bank regulatory agencies have adopted risk-based capital adequacy guidelines by which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications.  Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.  Pursuant to the Federal Deposit Insurance Corporation Improvement Act the agencies have established five capital tiers for depository institutions: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.  Failure to meet minimum capital requirements can initiate certain discretionary, and under certain circumstances, mandatory, actions by regulators that could have a direct material adverse effect on Old Line Bank’s financial condition.  On June 12, 2012, the federal bank regulatory agencies issued proposed new capital rules that would implement the Basel III regulatory reforms and provisions of the Dodd-Frank Act that require the agencies to establish minimum risk-based and leverage capital requirements.  See “—Proposed New Capital rules.”  If adopted, these new regulatory requirements would generally increase the levels of capital that Old Line Bancshares and Old Line Bank will be required to maintain in order to meet regulatory minimums, engage in certain transactions, and make dividend payments.

Banks and bank holding companies are expected to maintain minimum ratios of capital to risk-weighted assets.  There are two main categories of capital under the guidelines.  Tier 1 capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock), less goodwill and certain other deductions.  Tier 2 capital consists of perpetual preferred stock that is not otherwise eligible to be included as Tier 1 capital, hybrid capital instruments, term subordinated debt and intermediate-term preferred stock, and, subject to limitations, general allowances for credit losses.  Tier 2 capital is limited to the amount of Tier 1 capital.  Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets that are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans.  Residential first mortgage loans on one-to-four-family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards, are assigned a 50% level in the risk-weighing system, as are certain privately issued mortgage-backed securities representing indirect ownership of such loans.  Off-balance sheet items also are adjusted to take into account certain risk characteristics.

In addition to the risk-based capital requirements, the federal bank regulatory agencies have established a minimum 3% leverage capital ratio (Tier 1 capital to total adjusted assets) requirement for the most highly-rated banks and bank holding companies, with an additional cushion of at least 100 to 200 basis points for all other banks and bank holding companies, which effectively increases the minimum leverage capital ratio for such other banks to 4% or 5% or more.  Under the applicable regulations, highest-rated banks and bank holding companies are those that the federal bank regulatory agencies determine are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization.  A bank or bank holding company that has less than the minimum leverage capital ratio requirement must submit, to the applicable regulator for review and approval, a reasonable plan describing the means and timing by which the bank or bank holding company will achieve its minimum leverage capital ratio requirement.  A bank or bank holding company that fails to file such a plan is deemed to be operating in an unsafe and unsound manner and could be subject to a cease-and-desist order.

Under federal prompt corrective action regulations, the Federal Reserve Board is authorized and, under certain circumstances required, to take supervisory actions against state member banks, such as Old Line Bank, that are not adequately capitalized. Under these regulations, a bank is considered to be (i) “well capitalized” if it maintains a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and Tier I leverage capital of 5.0% or greater (measured as tier 1 capital to adjusted total assets), and is not subject to any written capital order or directive; (ii) “adequately capitalized” if it has total risk-based capital of 8.0% or more, Tier I risk-based capital of 4.0% or more and Tier I leverage capital of 4.0% or more (3.0% under certain circumstances), and does not meet the definition of “well capitalized”; (iii) “undercapitalized” if it has total risk-based capital of less than 8.0%, Tier I risk-based capital of less than 4.0% or Tier I leverage capital of less than 4.0% (3.0% under certain circumstances); (iv) “significantly undercapitalized” if it has total risk-based capital of less than 6.0%, Tier I risk-based capital less than 3.0%, or Tier I leverage capital of less than 3.0%; and (v) “critically undercapitalized” if its ratio of tangible equity to total assets is equal to or less than 2.0%.  Under certain circumstances, the Federal Reserve Board may reclassify a well capitalized institution as adequately capitalized, and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Reserve Board may not reclassify a significantly undercapitalized institution as critically undercapitalized).  The Federal Reserve Board may set higher capital requirements for an individual institution when particular circumstances warrant.

Currently, Old Line Bank is well capitalized and will continue to be well capitalized after the bank merger with The Washington Savings Bank.

As an additional means to identify problems in the financial management of depository institutions, the FDIA requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator.  The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation.  The agencies are authorized to take action against institutions that fail to meet such standards.

Proposed New Capital Rules

On June 12, 2012, the federal bank regulatory agencies adopted notices of proposed rulemaking in which they proposed to revise their risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision (BCBS) in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” (“Basel III”).  If adopted, the new requirements would introduce new tier 1 common equity ratio requirements of 4.5% and 6.5%, net of regulatory deductions, for adequately capitalized and well-capitalized institutions, respectively, and would also establish more conservative standards for including an instrument in regulatory capital.  The new requirements would also introduce a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%, the minimum tier 1 capital ratio to 8.5%, and the minimum total capital ratio to 10.5%.  An institution’s failure to achieve these minimum levels including the capital conservation buffer would restrict the institution’s ability to make capital distributions, including dividends, and to make certain discretionary bonus payments to executive officers.  The regulatory agencies also reserve the right to require capital ratios for individual institutions that are higher than these minimums depending on the institution’s individual circumstances.  The new requirements would also assign new risk weight categories for certain assets, most notably residential mortgage loans, high volatility commercial real estate loans, and past due assets.  These new risk weightings may require banks and bank holding companies to maintain additional capital against assets in those categories and may introduce more volatility in their capital ratios.

If adopted in their proposed form, the requirements will be phased in over a multi-year period.  The ultimate impact of the new capital and liquidity standards on us is currently being reviewed and will depend on a number of factors, including the final rulemaking and implementation by the bank regulatory agencies.  We cannot determine the ultimate effect that the final regulations, if enacted, would have upon our earnings or financial position.

Deposit Insurance

The deposits of Old Line Bank are insured up to applicable limits per insured depositor by the FDIC.  The Dodd-Frank Act permanently increased the FDIC deposit insurance coverage per separately insured depositor for all account types to $250,000.  In November 2010, as required by the Dodd-Frank Act, the FDIC issued a Final Rule that provides for unlimited insurance coverage of non-interest bearing demand transaction accounts, regardless of the balance of the account, through December 31, 2012.  On January 18, 2011, the FDIC issued a Final Rule to include Interest on Lawyer Trust Accounts (“IOLTAs”) in the temporary unlimited insurance coverage for non-interest bearing demand transaction accounts.  This temporary unlimited insurance coverage replaces the Transaction Account Guarantee Program (TAGP), which expired on December 31, 2010.  Unlike the TAGP, there is no special assessment associated with the temporary unlimited insurance coverage, nor may institutions opt out of the unlimited coverage.

Under the FDIA, the FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Deposit Insurance Assessments

Under current FDIC regulations, each depository institution is assigned to a risk category based on capital and supervisory measures.  In 2009, the FDIC revised the method for calculating the assessment rate for depository institutions by introducing several adjustments to an institution’s initial base assessment rate.  A depository institution is assessed premiums by the FDIC based on its risk category and the amount of deposits held. On February 7, 2011, the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing (“Rule”).  The Rule, mandated by the Dodd-Frank Act, changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity.  In addition, the Rule adopts a “scorecard” assessment scheme for larger banks and suspends dividend payments if the Deposit Insurance Fund reserve ratio exceeds 1.5%, but provides for decreasing assessment rates when the Deposit Insurance Fund reserve ratio reaches certain thresholds.  Under the Rule, larger insured depository institutions will likely be forced to pay higher assessments to the Deposit Insurance Fund than under the old system, which should offset the cost of the assessment increases for institutions with consolidated assets of less than $10 billion, such as Old Line Bank.

The Emergency Economic Stabilization Act of 2008

In the third quarter of 2008, the Federal Reserve Board, the U.S. Treasury and the FDIC initiated measures to stabilize the financial markets and to provide liquidity for financial institutions.  The Emergency Economic Stabilization Act of 2008 (“EESA”) was signed into law on October 3, 2008 and authorized the U.S. Treasury to provide funds to restore liquidity and stability to the U.S. financial system.  Under the authority of EESA, the U.S. Treasury instituted a voluntary capital purchase program to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers to support the U.S. economy.  Under the program, the U.S. Treasury purchased senior preferred shares of financial institutions that pay cumulative dividends at a rate of 5% per year for five years and thereafter at a rate of 9% per year.  On December 5, 2008, Old Line Bancshares, Inc. issued to the U.S. Treasury $7 million of Series A Preferred Stock and warrants to purchase 141,892 shares of our common stock at $7.40 per share.  We elected to participate in the capital purchase program at an amount equal to approximately 3% of our risk weighted assets at the time.

On July 15, 2009, we repurchased from the U.S. Treasury the 7,000 shares of preferred stock that we issued to them in December 2008.  We also repurchased the warrant to purchase 141,892 shares of our common stock that was issued to the U.S. Treasury in conjunction with the issuance of preferred stock.

Maryland Regulatory Assessment

The Maryland Commissioner of Financial Regulation in the Department of Labor, Licensing and Regulation assesses state chartered banks to cover the expense of regulating banking institutions.  The Commissioner assesses each banking institution the sum of $1,000, plus $0.08 for each $1,000 of assets of the institution over $1,000,000, as disclosed on the banking institution’s most recent financial report.  In 2011, we paid $42,529 to the Maryland Commissioner of Financial Regulation.

Transactions with Affiliates and Insiders

Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks.  Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans.  If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting.  Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law’s coverage.

Sections 23A of the Federal Reserve Act and the Federal Reserve Board’s Regulation W limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such bank’s capital stock and surplus.  An affiliate of a bank is generally any company or entity that controls, is controlled by, or is under common control with the bank.  In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. The term “covered transaction” includes the making of loans, purchase of assets, issuance of guarantees, and other similar transactions. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized in accordance with regulatory requirements and the bank’s transactions with affiliates must be consistent with safe and sound banking practices and may not involve the purchase by the bank of any low-quality asset from an affiliate.  Section 23B of the Federal Reserve Act applies to covered transactions as well as certain other transactions and Section 23B and regulation W require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. Regulation W generally excludes non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates.  All of Old Line Bank’s transactions with its affiliates comply with the applicable provisions of Sections 23A and 23B and Regulation W.

Section 22(h) of the Federal Reserve Act and the Federal Reserve Board’s Regulation O govern extensions of credit made by a bank to its directors, executive officers, and principal stockholders (“insiders”).  Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features.  Further, such extensions may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital.  Extensions of credit in excess of certain limits must be also be approved by the board of directors. All of Old Line Bank’s loans to its and Old Line Bancshares, Inc.’s executive officers, directors and greater than 10% stockholders, and affiliated interests of such persons, comply with the requirements of Regulation O.

We have entered into banking transactions with our directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business.  We make any loans and loan commitments in accordance with all applicable laws.

Loans to One Borrower

Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower.  Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank’s unimpaired capital and unimpaired surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate.

Liquidity

Old Line Bank is subject to the reserve requirements imposed by the State of Maryland.  A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits.  Old Line Bank is also subject to the reserve requirements of Federal Reserve Board’s Regulation D, which applies to all depository institutions.  Specifically, beginning on January 1, 2012, amounts in transaction accounts above $11.5 million and up to $71.0 million must have reserves held against them in the ratio of three percent of the amount.  Amounts above $71.0 million require reserves of $1,785,000 plus 10 percent of the amount in excess of $71.0 million.  The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Board’s Regulation D.  Old Line Bank is in compliance with its reserve requirements.

Dividends

Old Line Bancshares is a legal entity separate and distinct from Old Line Bank.  Virtually all of Old Line Bancshares’ revenue available for the payment of dividends on its common stock results from dividends paid to Old Line Bancshares by Old Line Bank.  Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock.  Also, if Old Line Bank’s surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings.  In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.

Community Reinvestment Act

Old Line Bank is required to comply with the Community Reinvestment Act (“CRA”) regardless of its capital condition.  The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve Board evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution.  The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.  These factors are considered in, among other things, evaluating mergers, acquisitions and applications to open a branch or facility.  The CRA also requires all institutions to make public disclosure of their CRA ratings.  Old Line Bank received a “Satisfactory” rating in its latest CRA examination.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions.  These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired.  If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.  If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan.  Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Anti-Money Laundering and OFAC

Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function.  Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers.  Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations, and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions.  The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

The Office of Foreign Assets Control, or OFAC, is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC sends bank regulatory agencies lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons.  If Old Line Bancshares, Inc. or Old Line Bank finds a name on any transaction, account, or wire transfer that is on an OFAC list, they must freeze such account, file a suspicious activity report, and notify the appropriate authorities.

Consumer Protection Laws

Old Line Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy.  These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and various state law counterparts.

In addition, federal law currently contains extensive customer privacy protection provisions.  Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information.  These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure.  Further, under the “Interagency Guidelines Establishing Information Security Standards,” banks must implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer information.  Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. We have prepared policies, procedures and systems designed to ensure compliance with the Sarbanes-Oxley Act and related regulations.

Other Legislative and Regulatory Initiatives

In addition to the Dodd-Frank Act and the regulations that will be promulgated thereunder, new proposals may be introduced in the United States Congress and in the Maryland Legislature and before various bank regulatory authorities which would alter the powers of, and restrictions on, different types of banking organizations and which would restructure part or all of the existing regulatory framework for banks, bank holding companies and other providers of financial services.  Moreover, other bills may be introduced in Congress which would further regulate, deregulate or restructure the financial services industry, including proposals to substantially reform the regulatory framework.  We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which any new regulation or statute may affect our business.

Effect of Governmental Monetary Policies

Domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies affect our earnings.  The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of financial institutions through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession.  The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject.  We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Properties

As of June 30, 2012, we operate a total of 19 branch locations and seven loan production offices.  Our headquarters is located at 1525 Pointer Ridge Place, Bowie, Maryland in Prince George’s County.  Pointer Ridge Office Investment, LLC, an entity in which we have an approximately $761,000 investment and a 62.50% ownership interest owns this property.  Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge.

Legacy Branches
Location	Address	Opened Date	Square Feet	Monthly Lease Amount	Term	Renewal Option
Bowie Suite 100	1525 Pointer Ridge Place Bowie, Maryland	6/2006	2,557	$7,381	13 years	(2) 5years
Bowie Suite 300	1525 Pointer Ridge Place Bowie, Maryland	6/2006	5,449	$13,773	13 years	(2) 5years
Bowie Suite 400	1525 Pointer Ridge Place Bowie, Maryland	6/2006	11,053	$27,496	13 years	(2) 5years
Bowie Suite 301	1525 Pointer Ridge Place Bowie, Maryland	1/2012	1,732	$2,598	8 years 5 mo	(2) 5years
Bowie Suite 101	1525 Pointer Ridge Place Bowie, Maryland	1/2012	2,282	$3,043	8 years 5 mo	(2) 5years
Bowie Suite 304	1525 Pointer Ridge Place Bowie, Maryland	6/2012	650	$887	7 years 11mo	(2) 5years
Old Line Centre	12080 Old Line Centre Waldorf, Maryland	11/1989	2,048	$5,219	10 years	(2) 5years
Accokeek	15808 Livingston Road Accokeek, Maryland	12/1995	1,218	Owned
Crain Highway	2995 Crain Highway Waldorf, Maryland	6/1999	8,044	Owned
Clinton	7801 Old Branch Avenue Clinton, Maryland	9/2002	2,550	$2,849	10 years	(3) 5years
College Park 4th Floor	9658 Baltimore Avenue College Park, Maryland	7/2005	1,268	$3,305	10 years	(2) 5 years
College Park 1st Floor	9658 Baltimore Avenue College Park, Maryland	3/2008	1,916	$5,628	10 years	(2) 5 years
Greenbelt	6421 Ivy Lane Greenbelt, Maryland	9/2009	33,000	$12,541	30 years	(2) 10 years
Annapolis	2530 Riva Road Annapolis, Maryland	9/2011	3,899	$14,927	10yrs 7mo	(2) 5 years
Annapolis	167-U Jennifer Road Annapolis, Maryland	9/2008	1,620	$6,266	5 years	(1) 5 years
Crofton	1641 Maryland Route 3 North Crofton, Maryland	7/2009	2,420	$7,340	10 years	(3) 5 years

The following table outlines the properties we acquired on April 1, 2011.

Properties Acquired April 1, 2011
Location	Address	Opened Date	Square Feet	Monthly Lease Amount	Term	Renewal Option
Bryans Road	7175 Indian Head Highway Bryans Road, Maryland	5/1964	3,711	$7,939	20 years	N/A
California	22741 Three Notch Road California, Maryland	4/1985	3,366	$6,815	20 years	N/A
Callaway	20990 Point Lookout Road Callaway, Maryland	8/2005	1,795	Owned
Fort Washington	12740 Old Fort Road Fort Washington, Maryland	2/1973	2,800	$6,485	5 years	N/A
La Plata	101 Charles Street La Plata, Maryland	4/1974	2,910	$8,739	15 years	(3) 10 years
Leonardtown Road	3135 Leonardtown Road Waldorf, Maryland	6/1963	7,076	Owned
Lexington Park	46930 South Shangri La Drive Lexington Park, Maryland	6/1959	7,763	$11,090	20 years	N/A
Prince Frederick	691 Prince Frederick Beulvald Prince Frederick, Maryland	8/1999	3,400	$9,398	20 years	N/A
Solomons	80 HolidayDrive Solomons, Maryland	2/1998	2,194	$4,422	20 years	N/A
Waldorf Operations	3220 Old Washington Road Waldorf, Maryland	12/1988	21,064	Owned

Legal Proceedings

See the section of this joint proxy statement/prospectus entitled “Litigation Related to the Merger” for information about litigation relating to the merger in which Old Line Bancshares is named as a defendant.  In addition, from time to time, Old Line Bancshares, Inc. or Old Line Bank may be involved in litigation relating to claims arising out of its normal course of business.  Other than as discussed in this joint proxy statement/prospectus, we do not have any material pending legal matters or litigation for Old Line Bank or Old Line Bancshares.

OLD LINE BANCSHARES, INC.- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this section, unless the context clearly indicates otherwise, the terms “we,” “us” and “our” refer to Old Line Bancshares, Inc. and its consolidated subsidiaries.

Forward-Looking Statements

Some of the matters discussed below include forward-looking statements.  Forward-looking statements often use words such as “believe,” “expect,” “plan,” “may,” “will,” “should,” “project,” “contemplate,” “anticipate,” “forecast,” “intend” or other words of similar meaning.  You can also identify them by the fact that they do not relate strictly to historical or current facts.  Our actual results and the actual outcome of our expectations and strategies could be different from those anticipated or estimated for the reasons discussed below and under the headings “Caution Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Old Line Bancshares was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank.

Our primary business is to own all of the capital stock of Old Line Bank.  We also have an approximately $699,500 investment in Pointer Ridge.  We own 62.50% of Pointer Ridge.  Frank Lucente, one of our directors and a director of Old Line Bank, controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge.  The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland.  Pointer Ridge owns a commercial office building containing approximately 40,000 square feet and leases this space to tenants.  We lease approximately 65% of this building for our main office and operate a branch of Old Line Bank from this address.

On April 1, 2011, we acquired Maryland Bankcorp, the parent company of MB&T.  This acquisition created the sixth largest independent commercial bank based in Maryland, with assets of more than $750 million and with 19 full service branches serving five counties.

Summary of Recent Performance and Other Activities

Six Months Ended June 30, 2012

In a continually challenging economic environment, we are pleased to report continued profitability for the second quarter of 2012.  Net income available to common stockholders was $2.0 million or $0.30 per basic and $0.29 per diluted common share for the three month period ended June 30, 2012.  This was $846,367 or 71.55% higher than net income available to common stockholders of $1.2 million or $0.17 per basic and diluted common share for the same period in 2011.  Net income available to common stockholders was $3.8 million or $0.55 per basic and diluted common share for the six month period ending June 30, 2012.  This was $2.1 million or 121.93% higher than net income available to common stockholders of $1.7 million or $0.30 per basic and diluted common share for the six months ended June 30, 2011.

The following highlights certain financial data and events that have occurred during the first six months and second quarter of 2012:

•	As a result of our business development efforts, expanded market area and increased name recognition:

•	Average total loans grew approximately $60.3 million or 12.10% for the three months ended June 30, 2012 compared to the three months ended June 30, 2011.

•	Average non-interest bearing deposits grew $7.7 million or 4.44% for the three months ended June 30, 2012 relative to the same period in 2011.

•
Average total loans grew approximately $153.6 million or 38.34% for the six months ended June 30, 2012 compared to the six months ended June 30, 2011.  Our acquisition of Maryland Bankcorp also contributed to our growth in the six month period.

•	Average non-interest bearing deposits grew $55.1 million or 46.66% for the six months ended June 30, 2012 relative to the same period in 2011.

•	Our asset quality remained strong:

•	At June 30, 2012, we had three legacy loans (loans originated by Old Line Bank) on non-accrual status in the amount of $1.8 million.

•
At June 30, 2012, we had 22 acquired loans (loans acquired from MB&T pursuant to the merger) on non-accrual status totaling $4.8 million compared to 22 acquired non-accrual loans totaling $4.6 million at December 31, 2011.

•	At second quarter end 2012, we had eight accruing legacy loans past due between 30 and 89 days in the amount of $2.8 million.

•	At June 30, 2012, we had 19 accruing acquired loans totaling $726,038 past due between 30 and 89 days compared to 22 accruing acquired loans totaling $839,274 at December 31, 2011.

•	We ended the second quarter with a book value of $10.44 per common share and a tangible book value of $9.75 per common share.

•	We maintained liquidity and by all regulatory measures remained “well capitalized.”

•	We increased the provision for loan losses by $325,000 and $550,000 during the three and six month periods ended June 30, 2012 compared to June 30, 2011, respectively.

•
As a result of the provision discussed above, and net charge offs for the six month period of $381,811, the allowance for loan losses increased to $4.1 million at June 30, 2012 compared to $3.7 million at December 31, 2011.

•	We recognized a loss, net of taxes, on our investment in Pointer Ridge of approximately $28,000 and $61,000 for the three and six months ended June 30, 2012.

In June 2012, we established Old Line Financial Services as a division of Old Line Bank and hired an individual with over 25 years of experience to manage this division.  Old Line Financial Services allows us to expand the services we provide our customers to include retirement planning and products.  Additionally, this division offers investment services to include investment management, estate and succession planning and allows our customers to directly purchase individual stocks, bonds and mutual funds.  Through this division customers may also purchase life insurance, long term care insurance and key man/woman insurance.

On April 1, 2011, all MB&T branches were rebranded as Old Line Bank branches and all data processing and accounting systems were consolidated.  As discussed below, during the second quarter of 2011, we also substantially completed the assessment and recordation on our financial statements of MB&T’s assets and liabilities at fair value as required by current accounting guidance.  With the exception of the closing of one MB&T branch, which MB&T had previously designated for closure, we have also retained, and expect to continue to retain, all of MB&T’s branches, and the branch personnel with severance of employees occurring only at MB&T’s operations, accounting and executive offices.  We are pleased to have the remaining MB&T personnel as part of the Old Line Bank team.  These individuals, the new branches and the customers we obtained from this acquisition, have been significant contributors to our success since the acquisition date.

Pursuant to the merger agreement, the stockholders of Maryland Bankcorp received approximately 2.1 million shares of Old Line Bancshares common stock and the aggregate cash consideration paid to holders of Maryland Bankcorp stockholders was $1.0 million.  The total merger consideration was $18.8 million.

In accordance with accounting for business combinations, we recorded the acquired assets and liabilities at their estimated fair value on April 1, 2011, the acquisition date.  The determination of the fair value of the loans caused a significant write down in the value of certain loans, which we assigned to an accretable or non-accretable balance.  We will recognize the accretable balance as interest income over the remaining term of the loan.  We will recognize the non-accretable balance as the borrower repays the loan.  The accretion of the loan marks, along with other fair value adjustments, favorably impacted our net interest income by $1.1 million and $1.6 million for the three and six months ended June 30, 2012, respectively.  We based the determination of fair value on cash flow expectations and/or collateral values.  These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change.  Change in our cash flow expectations could impact net interest income after provision for loan losses.  We will recognize any decline in expected cash flows as impairment and record a provision for loan losses during the period.  We will recognize any improvement in expected cash flows as an adjustment to interest income.

In conjunction with the merger, we also recorded the deposits acquired at their fair value and recorded a core deposit intangible of $5.0 million.  The amortization of this intangible asset was $177,582 for the three month period and $372,257 for the six month period ended June 30, 2012.

The following summarizes the highlights of our financial performance for the three month period ended June 30, 2012 compared to the three month period ended June 30, 2011 (figures in the table may not match those discussed in the balance of this section due to rounding).

Three Months ended June 30,
(Dollars in thousands)

	2012	2011	$ Change	% Change
Net income available to common stockholders	$2,029	$1,183	$846	71.51%
Interest revenue	9,764	8,874	890	10.03
Interest expense	1,300	1,403	(103)	(7.34)
Net interest income after provision for loan losses	8,088	7,421	667	8.99
Non-interest revenue	1,156	517	639	123.60
Non-interest expense	6,249	6,165	84	1.36
Average total loans	558,859	498,550	60,309	12.10
Average interest earning assets	729,382	656,173	73,209	11.16
Average total interest bearing deposits	524,539	475,658	48,881	10.28
Average non-interest bearing deposits	181,789	174,055	7,734	4.44
Net interest margin (1)	4.84%	4.66%
Return on average equity	12.27%	7.47%
Basic earnings per common share	$0.30	$0.17	$0.13	76.47
Diluted earnings per common share	0.29	0.17	0.12	70.59

 (1) See “Reconciliation of Non-GAAP Measures”

The following summarizes the highlights of our financial performance for the six month period ended June 30, 2012 compared to the six month period ended June 30, 2011 (figures in the table may not match those discussed in the balance of this section due to rounding).

Six Months ended June 30,
(Dollars in thousands)

	2012	2011	$ Change	% Change
Net income available to common stockholders	$3,785	$1,706	$2,079	121.86%
Interest revenue	18,866	13,522	5,344	39.52
Interest expense	2,640	2,463	177	7.19
Net interest income after provision for loan losses	15,476	10,858	4,618	42.53
Non-interest revenue	2,035	842	1,193	141.69
Non-interest expense	11,935	9,093	2,842	31.25
Average total loans	554,227	400,620	153,607	38.34
Average interest earning assets	721,796	512,446	209,350	40.85
Average total interest bearing deposits	523,081	376,931	146,150	38.77
Average non-interest bearing deposits	173,196	118,095	55,101	46.66
Net interest margin (1)	4.67%	4.43%
Return on average equity	11.59%	6.57%
Basic earnings per common share	$0.55	$0.30	$0.25	83.33
Diluted earnings per common share	0.55	0.30	0.25	83.33

(1)	See “Reconciliation of Non-GAAP Measures”

Year Ended December 31, 2011

In an economic climate that continues to present challenges for our industry, we are pleased to report significant strategic accomplishments during the year and that we produced results that demonstrate the quality and potential of our franchise.  Net income available to common stockholders, after inclusion of $574,321 in merger and integration expenses, was $5.4 million or $0.86 per basic and diluted common share for the year ending December 31, 2011 which represented a 258.03% increase over the prior year’s net income available to common stockholders of $1.5 million.

The following highlights certain financial data and events that have occurred during 2011:

•	Our acquisition of Maryland Bankcorp became effective April 1, 2011.

•
Average total loans grew approximately $174.1 million or 60.98% for the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010, primarily as a result of our acquisition of Maryland Bankcorp.

•
Average non-interest bearing deposits grew $78.0 million (143.54%) for the twelve months ended December 31, 2011 relative to the same period in 2010, primarily as a result of our acquisition of Maryland Bankcorp.

•	At December 31, 2011, we had two legacy loans (i.e. loans in our portfolio prior to the acquisition of Maryland Bankcorp) on non-accrual status in the amount of $1.2 million.

•	At December 31, 2011, we had 17 acquired loans (loans acquired from MB&T pursuant to the merger) on non-accrual status totaling $4.6 million

•	At year end 2011, we had four accruing legacy loans past due between 30 and 89 days in the amount of $744,610 and one accruing legacy loan past due 90 or more days in the amount of $34,370.

•	At December 31, 2011, we had 22 accruing acquired loans totaling $839,274 past due between 30 and 89 days.

•	At December 31, 2011, our book value was $9.98 per common share and a tangible book value was $9.28 per common share.

•	We maintained liquidity and by all regulatory measures remained “well capitalized.”

•	We increased the provision for loan losses by $718,000 during the year ended December 31, 2011 as compared to December 31, 2010.

•
As a result of the provision discussed above, and net charge offs for the twelve month period of $527,205, the allowance for loan losses increased to $3.7 million at December 31, 2011 from $2.5 million at December 31, 2010.

The following summarizes the highlights of our financial performance for the twelve month period ended December 31, 2011 compared to the twelve month period ended December 31, 2010 (000’s):

Years Ended December 31,	2011	2010	$ Change	% Change

Net income available to common stockholders	$5,380	$1,503	$3,877	257.95%
Interest revenue	32,321	18,509	13,812	74.62
Interest expense	5,219	4,943	276	5.58
Net interest income after provision for loan losses	25,301	12,484	12,817	102.67
Non-interest revenue	2,741	1,352	1,389	102.74
Non-interest expense	20,884	11,409	9,475	83.05
Average total loans	459,530	285,465	174,065	60.98
Average interest earning assets	599,397	355,590	243,807	68.56
Average total interest bearing deposits	435,796	263,007	172,789	65.70
Average non-interest bearing deposits	132,326	54,335	77,991	143.54
Net interest margin (1)	4.61%	3.86%
Return on average equity	9.37%	4.14%
Basic earnings per common share	$0.86	$0.39	$0.47	120.51
Diluted earnings per common share	0.86	0.38	0.48	126.32

Strategic Plan

We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits.  Our short term goals include collecting payments on non-accrual and past due loans, profitably disposing of OREO, enhancing and maintaining credit quality, maintaining an attractive branch network, expanding fee income, generating extensions of core banking services, and using technology to maximize stockholder value.  During the past two years, we have expanded in Prince George’s County and Anne Arundel County, Maryland and the acquisition of Maryland Bankcorp has expanded our operations in Charles County and into St. Mary’s and Calvert Counties, Maryland.

We use the Internet and technology to augment our growth plans.  Currently, we offer our customers image technology, Internet banking with on line account access and bill payer service. We provide selected commercial customers the ability to remotely capture their deposits and electronically transmit them to us.  We will continue to evaluate cost effective ways that technology can enhance our management capabilities, products and services.

We may take advantage of other strategic opportunities presented to us via mergers occurring in our marketplace.  For example, we may purchase branches that other banks close or lease branch space from other banks or hire additional loan officers.  We also continually evaluate and consider opportunities with financial services companies or institutions with which we may become a strategic partner, merge or acquire.

Although the current economic climate continues to present significant challenges for our industry, we have worked diligently towards our goal of becoming the premier community bank in the Washington D.C. market.  While we remain uncertain whether the economy will remain at its current anemic growth or if the high unemployment rate, soaring national debt and high gas prices will continue to dampen the economic climate, we continue to remain cautiously optimistic that we have identified any problem assets and our remaining borrowers will continue to stay current on their loans and that we can continue to grow our balance sheet and earnings.  Now that we have substantially completed our branch expansion, enhanced our data processing capabilities and expanded our commercial lending team, we believe that we are well positioned to continue to capitalize on the opportunities that may become available in a healthy economy as we did with the Maryland Bankcorp acquisition.

Until completion of the merger with WSB Holdings, we anticipate that merger related expenses will cause lower than expected earnings. We anticipate the merger will be accretive to earnings within three quarters of closing.  We anticipate that as a result of the pending acquisition of WSB Holdings, salaries and benefits expenses and other operating expenses will be higher in 2013 than they were during the first half of 2012 and that they will be during full-year 2012.  Similarly, we expect that salaries and benefits expenses and other operating expenses will continue to be higher in 2012 than they were in 2011 as a result of the acquisition of Maryland Bankcorp.  As previously reported, we have identified several areas within the former MB&T non-interest expense structure that we expected would provide expense reductions from those incurred since the acquisition date of April 1, 2011.  We realized these expense reductions during the fourth quarter of 2011 and the first quarter of 2012.  As we anticipated, the income generated from the branches acquired in the Maryland Bankcorp merger, as well as the new branches and employees we acquired as a result of the merger, have more than offset any increase in expenses.  We believe with our 19 branches, our lending staff, our corporate infrastructure and our solid balance sheet and strong capital position, we can continue to focus our efforts on improving earnings per share and enhancing stockholder value.

Results of Operations

Net Interest Income

Net interest income is the difference between income on interest earning assets and the cost of funds supporting those assets.  Earning assets are comprised primarily of loans, investments, and federal funds sold.  Cost of funds consists of interest bearing deposits and other borrowings.  Non-interest bearing deposits and capital are also funding sources.  Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.

Three months ended June 30, 2012 compared to three months ended June 30, 2011

Net interest income after provision for loan losses for the three months ended June 30, 2012 increased $667,212 or 8.99% to $8.1 million from $7.4 million for the same period in 2011.  As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of growth in average interest earning assets and the change in the composition of average interest earning assets that occurred with the movement of funds from lower yielding interest bearing deposits into higher yielding loans and investment securities.  A decline in interest paid on interest bearing liabilities also contributed to the improvement in net interest income.  The accretion of the fair value adjustments positively impacted net interest income after provision for loan losses while the $325,000 increase in the provision for loan losses negatively impacted it.  The faster than expected repayment of impaired loans that we acquired from MB&T was the most significant factor that caused these changes and the improvement in net interest margin as discussed below.

Although a competitive rate environment and a low prime rate cause low market yields that continue to negatively impact net interest income, the relatively stable rate environment has allowed us to adjust the mix and volume of interest earning assets and liabilities on the balance sheet.  This also continued to contribute to the improvement in the net interest margin.

We offset the effect on net interest income caused by the low rate environment primarily by growing total average interest earning assets $73.2 million or 11.16% to $729.4 million for the three months ended June 30, 2012 from $656.2 million for the three months ended June 30, 2011.  The growth in net interest income that derived from the increase in total average interest earning assets was partially offset by growth in average interest bearing liabilities.  Average interest bearing deposits which increased to $524.5 million for the three months ended June 30, 2012 from $475.7 million for the three months ended June 30, 2011 was the primary cause of the growth in interest bearing liabilities.  The growth in average interest earning assets and interest bearing deposits was primarily a result of increased name recognition in our market place and our business development efforts, particularly our increased business development efforts in our new market area resulting from our acquisition of Maryland Bankcorp.

Non-interest bearing deposits allow us to fund growth in interest earning assets at minimal cost.  As a result of growth generated from our branch network, our average non-interest bearing deposits increased $7.7 million to $181.8 million.  This was also a significant contributor to the improvement in the net interest margin.

Our net interest margin was 4.84% for the three months ended June 30, 2012 as compared to 4.66% for the three months ended June 30, 2011.  The yield on average interest earning assets increased four basis points during the period from 5.52% for the quarter ended June 30, 2011 to 5.56% for the quarter ended June 30, 2012.  This increase was primarily because of the faster than expected repayment of the impaired loans we acquired from MB&T which allowed us to accrete fair value adjustments to interest income.

During three months ended June 30, 2012 and 2011, we successfully collected payments on acquired loans that we had recorded at fair value according to ASC 310-20 and ASC 310-30.  These payments were a direct result of our efforts to negotiate payments, sell notes or foreclose on and sell collateral after the acquisition date.  The accretion of the fair value adjustments positively impacted the yield on loans and increased the net interest margin as follows:

	Three Months Ended June 30,
	2012		2011
	Fair Value Accretion Dollars	% Impact on Net Interest Margin	Fair Value Accretion Dollars	% Impact on Net Interest Margin
Commercial loans	$42,718	0.02%	$36,699	0.02%
Mortgage loans	1,007,812	0.56	352,099	0.22
Consumer loans	1,899	0.00	875	0.00
Interest bearing deposits	57,081	0.03	127,522	0.08
Total Fair Value Accretion	$1,109,510	0.61%	$517,195	0.32%

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the three months ended June 30, 2012 and 2011, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates.  The average balances used in this table and other statistical data were calculated using average daily balances.

Average Balances, Interest and Yields

Three Months Ended June 30,	2012			2011
	Average			Average
	balance	Interest	Yield	balance	Interest	Yield
Assets:
Federal funds sold(1)	$4,568,009	$1,892	0.17%	$6,137,889	$2,334	0.15%
Interest bearing deposits	4,150,881	2,593	0.25	16,462,614	12,630	0.31
Investment securities(1)(2)
U.S. treasury	1,248,504	2,518	0.81	1,294,926	2,550	0.79
U.S. government agency	24,448,432	96,418	1.59	17,674,241	98,901	2.24
Mortgage backed securities	90,311,537	592,725	2.64	92,164,958	762,080	3.32
Municipal securities	45,842,852	615,460	5.40	22,702,829	337,728	5.97
Other	3,918,725	44,590	4.58	3,362,251	37,772	4.51
Total investment securities	165,770,050	1,351,711	3.28	137,199,205	1,239,031	3.62
Loans: (1) (3)
Commercial	98,576,116	1,248,050	5.09	103,848,651	1,449,325	5.60
Mortgage	447,080,254	7,295,222	6.56	378,129,053	6,075,435	6.44
Consumer	13,203,045	175,867	5.36	16,572,381	246,873	5.98
Total loans	558,859,415	8,719,139	6.27	498,550,085	7,771,633	6.25
Allowance for loan losses	3,966,131	-		2,177,287	-
Total loans, net of allowance	554,893,284	8,719,139	6.32	496,372,798	7,771,633	6.28
Total interest earning assets(1)	729,382,224	10,075,335	5.56	656,172,506	9,025,628	5.52
Non-interest bearing cash	34,172,441			30,891,654
Premises and equipment	23,764,947			21,286,980
Other assets	38,545,122			37,491,609
Total assets	$825,864,734			$745,842,749
Liabilities and Stockholders' Equity:
Interest bearing deposits
Savings	$63,030,500	52,191	0.33	$61,259,947	49,879	0.33
Money market and NOW	130,191,323	132,772	0.41	109,431,051	155,937	0.57
Other time deposits	331,317,176	902,237	1.10	304,966,798	985,896	1.30
Total interest bearing deposits	524,538,999	1,087,200	0.83	475,657,796	1,191,712	1.01
Borrowed funds	46,432,730	213,111	1.85	25,080,250	211,086	3.38
Total interest bearing liabilities	570,971,729	1,300,311	0.92	500,738,046	1,402,798	1.12
Non-interest bearing deposits	181,789,188			174,054,937
	752,760,917			674,792,983
Other liabilities	6,172,023			6,991,978
Non-controlling interest	423,568			538,021
Stockholders' equity	66,508,226			63,519,767
Total liabilities and stockholders' equity	$825,864,734			$745,842,749
Net interest spread(1)			4.64			4.40
Net interest income and Net interest margin(1)		$8,775,024	4.84%		$7,622,830	4.66%

(1)
Interest revenue is presented on a fully taxable equivalent (FTE) basis.  The FTE basis adjusts for the tax favored status of these types of assets.  Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations.  See “Reconciliation of Non-GAAP Measures.”

(2)	Available for sale investment securities are presented at amortized cost.
(3)	Average non-accruing loans for the three month periods ended June 30, 2012 and 2011 were $6,637,043 and $6,523,337, respectively.

The following tables describe the impact on our interest revenue and expense resulting from changes in average balances and average rates for the periods indicated.  We have allocated the change in interest revenue, interest expense and net interest income due to both volume and rate proportionately to the rate and volume variances.

Rate/Volume Variance Analysis

	Three months Ended June 30,
	2012 compared to 2011
	Variance due to:

	Total	Rate	Volume
Interest earning assets:
Federal funds sold(1)	$(442)	$438	$(880)
Time deposits in other banks	(10,037)	(5,009)	(5,028)
Investment Securities(1)
U.S. treasury	(32)	110	(142)
U.S. government agency	(2,483)	(59,056)	56,573
Mortgage backed securities	(169,355)	(165,294)	(4,061)
Municipal securities	277,732	(111,801)	389,533
Other	6,818	1,874	4,944
Loans:(1)
Commercial	(201,275)	(176,537)	(24,738)
Mortgage	1,219,787	350,984	868,803
Consumer	(71,006)	(47,645)	(23,361)
Total interest revenue (1)	1,049,707	(211,936)	1,261,643

Interest bearing liabilities
Savings	2,312	1,694	618
Money market and NOW	(23,165)	(70,519)	47,354
Other time deposits	(83,659)	(223,091)	139,432
Borrowed funds	2,025	(243,397)	245,422
Total interest expense	(102,487)	(535,313)	432,826

Net interest income(1)	$1,152,194	$323,377	$828,817

(1)
Interest revenue is presented on a fully taxable equivalent (FTE) basis.  Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations.  See “Reconciliation of Non-GAAP Measures.”

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Net interest income after provision for loan losses for the six months ended June 30, 2012 increased $4.6 million or 42.52% to $15.5 million from $10.9 million for the same period in 2011.  As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of growth in average interest earning assets and the change in the composition of average interest earning assets that occurred with the movement of funds from lower yielding interest bearing deposits into higher yielding loans and investment securities.  A decline in interest paid on interest bearing liabilities also contributed to the improvement in net interest income.  The accretion of the fair value adjustments positively impacted net interest income after provision for loan losses while the $550,000 increase in the provision for loan losses negatively impacted it.  The acquisition of MB&T was the most significant factor that caused these changes and the improvement in net interest margin as discussed below.

Although a competitive rate environment and a low prime rate cause low market yields that continue to negatively impact net interest income, the relatively stable rate environment has allowed us to continue to adjust the mix and volume of interest earning assets and liabilities on the balance sheet.  This also contributed to the improvement in the net interest margin.

We offset the effect on net interest income caused by the low rate environment primarily by growing total average interest earning assets $209.4 million or 40.85% to $721.8 million for the six months ended June 30, 2012 from $512.4 million for the six months ended June 30, 2011.  The growth in net interest income that derived from the increase in total average interest earning assets was partially offset by growth in average interest bearing liabilities.  Average interest bearing deposits which increased to $523.1 million for the six months ended June 30, 2012 from $376.9 million for the six months ended June 30, 2011 was the primary cause of the growth in interest bearing liabilities.  The growth in average interest earning assets and interest bearing deposits was primarily a result of the acquisition of MB&T.

Non-interest bearing deposits allow us to fund growth in interest earning assets at minimal cost.  As a result of the MB&T acquisition and growth generated from our branch network and lenders, our average non-interest bearing deposits increased $55.1 million to $173.2 million.  This was also a significant contributor to the improvement in the net interest margin.

Our net interest margin was 4.67% for the six months ended June 30, 2012 as compared to 4.43% for the six months ended June 30, 2011.  The yield on average interest earning assets remained relatively stable during the period while the yield on interest bearing liabilities declined.  The stability of the yield on interest earning assets was primarily attributable to our success in collecting payments on impaired loans acquired from MB&T at a faster rate than initially anticipated.  The decline in the yield on interest bearing liabilities was the result of a decline in rates paid on money market, NOW and other time deposits.  The accretion of fair value adjustments on certificates of deposits acquired from MB&T also reduced the yield paid on other time deposits.

With the branches acquired in the MB&T acquisition and increased recognition in Anne Arundel, Calvert, Charles, St. Mary’s and Prince George’s counties, the high level of non-interest bearing deposits and continued growth in these and interest bearing deposits, we anticipate that we will continue to grow earning assets during the remainder of 2012.  If the Federal Reserve maintains the federal funds rate at current levels and the economy remains stable, we believe that we can continue to grow total loans and deposits during the remainder of 2012 and beyond.  We also believe that we will maintain the net interest margin in the range of 4.50% for the remainder of 2012, although we will not be able to maintain this net interest margin if we fail to collect on a significant portion of impaired acquired loans.  As a result of this growth and maintenance of the net interest margin, we expect that net interest income will continue to increase during the remainder of 2012 and remain stable during 2013, although there can be no guarantee that this will be the case.

One of our primary sources of funding loans, investments and interest bearing deposits is non-interest bearing demand deposits.  Pursuant to the Dodd-Frank Act depository institutions have been permitted to pay interest on business transaction and other accounts since July 21, 2011.  Although, we have not yet experienced any impact from this provision of the legislation on our operations, it is possible that interest costs associated with deposits will increase.

During the six months ended in June 30, 2012, we successfully collected payments on acquired loans that we had recorded at fair value according to ASC 310-20 and ASC 310-30.  These payments were a direct result of our efforts to negotiate payments, sell notes, or foreclose on and sell collateral after the acquisition date.  The accretion of the fair value adjustments positively impacted the yield on loans and increased the net interest margin as follows:

	Six Months Ended June 30,
	2012		2011
	Fair Value Accretion Dollars	% Impact on Net Interest Margin	Fair Value Accretion Dollars	% Impact on Net Interest Margin
Commercial loans	$84,470	0.02%	$36,699	0.01%
Mortgage loans	1,431,087	0.40	352,099	0.14
Consumer loans	3,592	0.00	875	0.00
Interest bearing deposits	121,894	0.03	127,522	0.05
Total Fair Value Accretion	$1,641,043	0.45%	$517,195	0.20%

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the six months ended June 30, 2012 and 2011, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates.  The average balances used in this table and other statistical data were calculated using average daily balances.
Average, Balances, Interest and Yields

Six Months Ended June 30,	2012			2011
	Average			Average
	balance	Interest	Yield	balance	Interest	Yield
Assets:
Federal funds sold(1)	$4,105,265	$2,962	0.15%	$4,754,900	$4,165	0.18%
Interest bearing deposits	2,874,236	996	0.07	12,077,781	19,639	0.33
Investment securities(1)(2)
U.S. treasury	1,248,277	5,053	0.81	651,040	2,550	0.79
U.S. government agency	25,462,298	203,699	1.61	10,720,455	126,524	2.38
Mortgage backed securities	92,417,068	1,258,741	2.74	70,430,585	1,141,498	3.27
Municipal securities	41,425,062	1,115,895	5.42	12,550,809	367,102	5.90
Other	3,932,129	92,770	4.74	2,965,458	55,995	3.81
Total investment securities	164,484,834	2,676,158	3.27	97,318,347	1,693,669	3.51
Loans: (1) (3)
Commercial	101,476,124	2,565,390	5.08	93,579,122	2,469,046	5.32
Mortgage	439,378,230	13,805,772	6.32	292,268,896	9,119,269	6.29
Consumer	13,372,549	367,001	5.52	14,772,119	406,453	5.55
Total loans	554,226,903	16,738,163	6.07	400,620,137	11,994,768	6.04
Allowance for loan losses	3,895,660	-		2,324,803	-
Total loans, net of allowance	550,331,243	16,738,163	6.12	398,295,334	11,994,768	6.07
Total interest earning assets(1)	721,795,578	19,418,279	5.41	512,446,362	13,712,241	5.40
Non-interest bearing cash	30,964,429			19,724,565
Premises and equipment	23,686,158			19,055,881
Other assets	38,470,209			25,592,328
Total assets	$814,916,374			$576,819,136
Liabilities and Stockholders' Equity:
Interest bearing deposits
Savings	$62,123,163	102,914	0.33	$35,403,222	55,016	0.31
Money market and NOW	130,772,681	269,943	0.42	92,236,649	305,432	0.67
Other time deposits	330,185,594	1,841,841	1.12	249,290,770	1,707,240	1.38
Total interest bearing deposits	523,081,438	2,214,698	0.85	376,930,641	2,067,688	1.11
Borrowed funds	46,128,149	425,487	1.85	24,497,365	395,709	3.26
Total interest bearing liabilities	569,209,587	2,640,185	0.93	401,428,006	2,463,397	1.24
Non-interest bearing deposits	173,195,601			118,094,756
	742,405,188			519,522,762
Other liabilities	6,401,578			4,343,325
Non-controlling interest	433,722			567,704
Stockholders' equity	65,675,885			52,385,345
Total liabilities and stockholders' equity	$814,916,374			$576,819,136
Net interest spread(1)			4.48			4.16
Net interest income and Net interest margin(1)		$16,778,094	4.67%		$11,248,844	4.43%
(1)
Interest revenue is presented on a fully taxable equivalent (FTE) basis.  The FTE basis adjusts for the tax favored status of these types of assets.  Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations.  See “Reconciliation of Non-GAAP Measures.”

(2)	Available for sale investment securities are presented at amortized cost.
(3)	Average non-accruing loans for the six month periods ended June 30, 2012 and 2011 were $6,679,684 and $1,965,300, respectively.

The following tables describe the impact on our interest revenue and expense resulting from changes in average balances and average rates for the periods indicated.  We have allocated the change in interest revenue, interest expense and net interest income due to both volume and rate proportionately to the rate and volume variances.

Rate/Volume Variance Analysis
(2)

	Six months Ended June 30,
	2012 compared to 2011
	Variance due to:

	Total	Rate	Volume

Interest earning assets:
Federal funds sold(1)	$(1,203)	$(871)	$(332)
Time deposits in other banks	(18,643)	(12,575)	(6,068)
Investment Securities(1)
U.S. treasury	2,503	157	2,346
U.S. government agency	77,175	(87,519)	164,694
Mortgage backed securities	117,243	(305,635)	422,878
Municipal securities	748,793	(63,052)	811,845
Other	36,775	22,144	14,631
Loans:(1)
Commercial	96,344	(165,834)	262,178
Mortgage	4,686,503	77,968	4,608,535
Consumer	(39,452)	(3,997)	(35,455)
Total interest revenue (1)	5,706,038	(539,214)	6,245,252

Interest bearing liabilities
Savings	47,898	6,877	41,021
Money market and NOW	(35,489)	(188,388)	152,899
Other time deposits	134,601	(526,083)	660,684
Borrowed funds	29,778	(332,684)	362,462
Total interest expense	176,788	(1,040,278)	1,217,066

Net interest income(1)	$5,529,250	$501,064	$5,028,186

(1)
Interest revenue is presented on a fully taxable equivalent (FTE) basis.  Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations.  See “Reconciliation of Non-GAAP Measures.”

2011 compared to 2010

Net interest income after provision for loan losses for the twelve months ended December 31, 2011 increased $12.8 million or 102.67% to $25.3 million from $12.5 million for the same period in 2010.  As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of average interest earning assets growing at a faster rate than average interest bearing liabilities, an improvement in interest rates earned on interest earning assets, and a decline in interest paid on interest bearing liabilities.  The accretion of the fair value adjustments positively impacted net interest income after provision for loan losses while the $718,000 increase in the provision for loan losses negatively impacted it.  The acquisition of MB&T was the most significant factor that caused these changes and the improvement in net interest margin as discussed below.

Although a competitive rate environment and a low prime rate have caused lower market yields that have negatively impacted net interest income in 2011, the relatively stable rate environment has allowed us to adjust the mix and volume of interest earning assets and liabilities on the balance sheet.  This also contributed to the improvement in the net interest margin.

We offset the effect on net income caused by the low rate environment primarily by growing total average interest earning assets $243.8 million or 68.56% to $599.4 million for the twelve months ended December 31, 2011 from $355.6 million for the twelve months ended December 31, 2010.   The growth in average interest earning assets derived from a $174.0 million increase in average total loans and a $76.3 million increase in average investment securities.  The growth in net interest income that derived from the increase in total average interest earning assets was partially offset by growth in average interest bearing liabilities. The growth in average interest bearing liabilities resulted primarily from the $172.8 million increase in average interest bearing deposits which increased to $435.8 million for the twelve months ended December 31, 2011 from $263.0 million for the twelve months ended December 31, 2010.

Our net interest margin was 4.61% for the twelve months ended December 31, 2011 as compared to 3.86% for the twelve months ended December 31, 2010.  The yield on average interest earning assets increased 23 basis points during the period from 5.25% for the year ended December 31, 2010 to 5.48% for the year ended December 31, 2011.   This increase was primarily because we received a higher average rate on the loan portfolio and paid a 56 basis point lower rate on interest bearing liabilities.

During 2011, we successfully collected payments or payment in full on acquired loans that we had recorded at fair value according to ASC 310-20 and ASC 310-30.  These payments occurred subsequent to the acquisition of MB&T on April 1, 2011 and were a direct result of our efforts to negotiate payments, sell notes or foreclose on and sell collateral after the acquisition date.  The accretion of the fair value adjustments positively impacted the yield on loans and increased the net interest margin as follows:

	Twelve Months Ended December 31, 2011
	Fair Value Accretion Dollars	% Impact on Net Interest Margin
Commercial loans	$150,497	0.03%
Mortgage loans	1,725,898	0.29%
Consumer loans	3,624	0.00%
Interest bearing deposits	324,991	0.05%
Total Fair Value Accretion	$2,205,010	0.37%

Non-interest bearing deposits are a primary source of funding for our investment and loan portfolios.  These deposits allow us to fund growth in interest earning assets at minimal cost.  As a result of the MB&T acquisition and growth generated from our legacy branch network, our average non-interest bearing deposits increased $78.0 million to $132.3 million during the twelve months ended December 31, 2011 compared to the twelve months ended December 31, 2010.  This was also a significant contributor to the improvement in the net interest margin as it allowed us to increase our level of interest earning assets which allowed us to increase interest income without a corresponding increase in interest bearing liabilities and interest expense.

2010 compared to 2009

Net interest income after provision for loan losses for the year ended December 31, 2010 amounted to $12.5 million, which was $1.9 million or 17.92% greater than the 2009 level of $10.6 million.  As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were the result of interest earning assets growing at a faster rate than interest-bearing liabilities.  A decline in interest rates on these interest earning assets partially offset this growth.  The interest rate on interest bearing deposits also declined at a faster rate than the rate on interest earning assets.

Changes in the federal funds rate and the prime rate affect the interest rates on interest earning assets, net interest income and net interest margin.  The prime interest rate, which is the rate offered on loans to borrowers with strong credit, began 2008 at 7.25% and decreased 400 basis points during the year.  During 2009 and 2010, the prime interest rate remained unchanged at 3.25% for the entire period.  The intended federal funds rate has also moved in a similar manner to the prime interest rate.  It began 2008 at 4.25% and decreased 400 basis points during the year.  During 2009 and 2010, the intended federal funds rate remained relatively constant at zero to 0.25% for the entire period.  These declines have caused the short and long term interest yield to decline dramatically during the past two years from prior periods.  As a result, when investments and loans matured during 2009 and 2010, they were invested in lower yielding securities and loans.

We offset the effect on net interest income caused by these declines in interest rates primarily by growing total average interest earning assets $47.2 million to $355.6 million for the year ended December 31, 2010 from $308.4 million for the year ended December 31, 2009.  The growth in average interest earning assets derived primarily from a $30.9 million increase in average total loans, an $11.2 million growth in average investment securities and a $2.8 million increase in average interest bearing deposits in other banks.  The growth in net interest income that derived from the increase in total average interest earning assets was partially offset by growth in average interest bearing deposits which grew $41.3 million to $263.0 million from $221.7 million.

One of our primary sources of funding loans, investments and interest bearing deposits is non-interest bearing demand deposits.  The growth of this lower cost funding base positively impacts our net interest margin.  Average non-interest bearing deposits grew $14.9 million or 37.82% to $54.3 million for the year ended December 31, 2010 from $39.4 million for the year ended December 31, 2009.

Our net interest margin was 3.86% for the year ended December 31, 2010, as compared to 3.77% for the year ended December 31, 2009.  The increase in the net interest margin occurred because the cost of interest bearing deposits decreased 56 basis points from 2.05% for the twelve months ended December 31, 2009 to 1.49% for the twelve months ended December 31, 2010.  A four basis point decline in the interest yield on borrowed funds also contributed to the improvement in the net interest margin.  The decrease in these interest yields during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates.  The average balances used in this table and other statistical data were calculated using average daily balances.

	Average Balances, Interest and Yields
Twelve Months Ended December 31,	2011			2010			2009
	Average			Average			Average
	balance	Interest	Yield	balance	Interest	Yield	balance	Interest	Yield
Assets:
Federal funds sold(1)	$4,511,838	$6,088	0.13%	$2,720,879	$7,258	0.27%	$458,457	$1,149	0.25%
Interest bearing deposits	11,617,100	35,954	0.31	19,837,453	188,361	0.95	17,004,299	270,290	1.59
Investment securities(1)(2)
U.S. Treasury	951,656	7,665	0.81	-	-	-	187,658	7,647	4.07
U.S. government agency	17,015,717	351,399	2.07	5,778,185	173,228	3.00	8,411,754	313,654	3.73
Mortgage backed securities	85,595,192	2,635,172	3.08	39,179,963	1,399,979	3.57	24,642,044	1,059,386	4.30
Municipal securities	19,232,924	1,100,704	5.72	2,351,798	117,062	4.98	2,540,562	126,752	4.99
Other	3,443,591	128,679	3.74	2,621,530	70,976	2.71	2,886,213	72,150	2.50
Total investment securities	126,239,080	4,223,619	3.35	49,931,476	1,761,245	3.53	38,668,231	1,579,589	4.08
Loans:(1)
Commercial	96,395,235	5,208,608	5.40	78,586,868	4,298,503	5.47	70,966,468	4,168,203	5.87
Mortgage	348,392,803	21,994,769	6.31	192,748,540	11,638,569	6.04	168,196,382	10,346,433	6.15
Consumer	14,741,474	1,400,154	9.50	14,129,643	775,337	5.49	15,399,539	856,562	5.56
Total loans	459,529,512	28,603,531	6.22	285,465,051	16,712,409	5.85	254,562,389	15,371,198	6.04
Allowance for loan losses	2,500,720	-		2,364,613	-		2,277,747	-
Total loans, net of allowance	457,028,792	28,603,531	6.26	283,100,438	16,712,409	5.90	252,284,642	15,371,198	6.09
Total interest earning assets(1)	599,396,810	32,869,192	5.48	355,590,246	18,669,273	5.25	308,415,629	17,222,226	5.58
Non-interest bearing cash	24,604,437			8,811,003			7,104,387
Premises and equipment	20,989,733			17,151,436			14,548,001
Other assets	32,537,952			12,470,229			11,904,806
Total assets(1)	$677,528,932			$394,022,914			$341,972,823
Liabilities and Stockholders' Equity:
Interest bearing deposits
Savings	$48,051,608	154,573	0.32	$8,692,555	27,487	0.32	$6,853,343	25,602	0.37
Money market and NOW	106,201,797	615,337	0.58	54,820,016	480,613	0.88	33,931,390	171,476	0.51
Other time deposits	281,542,957	3,619,784	1.29	199,494,261	3,412,238	1.71	180,866,687	4,356,021	2.41
Total interest bearing deposits	435,796,362	4,389,694	1.01	263,006,832	3,920,338	1.49	221,651,420	4,553,099	2.05
Borrowed funds	46,130,710	829,477	1.80	38,079,368	1,022,425	2.68	37,817,464	1,026,755	2.72
Total interest bearing liabilities	481,927,072	5,219,171	1.08	301,086,200	4,942,763	1.64	259,468,884	5,579,854	2.15
Non-interest bearing deposits	132,326,211			54,335,130			39,410,471
	614,253,283	5,219,171	0.85	355,421,330	4,942,763	1.39	298,879,355	5,579,854	1.87
Other liabilities	5,315,810			1,632,031			3,390,944
Non-controlling interest	517,639			640,378			692,144
Stockholders' equity	57,442,200			36,329,175			39,010,380
Total liabilities and stockholders' equity	$677,528,932			$394,022,914			$341,972,823
Net interest spread(1)			4.40			3.61			3.43
Net interest income(1)		$27,650,021	4.61%		$13,726,510	3.86%		$11,642,372	3.77%

1)
Interest revenue is presented on a fully taxable equivalent (FTE) basis.  The FTE basis adjusts for the tax favored status of these types of assets.  Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations.  See “Reconciliation of Non-GAAP Measures.”

2)	Available for sale investment securities are presented at amortized cost.

The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated.  The change in interest income due to both volume and rate is reported with the rate variance.

	Twelve Months Ended December 31,			Twelve Months Ended December 31,
	2011 compared to 2010			2010 compared to 2009
	Variance due to:			Variance due to:

	Total	Rate	Volume	Total	Rate	Volume

Interest earning assets:
Federal funds sold(1)	$(1,170)	$(4,599)	$3,429	$6,109	$79	$6,030
Interest bearing deposits	(152,407)	(94,383)	(58,024)	(81,929)	(121,656)	39,727
Investment Securities(1)
U.S. Treasury	7,665	-	7,665	(7,647)	-	(7,647)
U.S. government agency	178,171	(68,358)	246,529	(140,426)	(54,063)	(86,363)
Mortgage backed securities	1,235,193	(217,780)	1,452,973	340,593	(202,358)	542,951
Municipal securities	983,642	20,104	963,538	(9,690)	(293)	(9,397)
Other	57,703	31,622	26,081	(1,174)	5,731	(6,905)
Loans:
Commercial	910,105	(52,751)	962,856	130,300	(298,525)	428,825
Mortgage	10,356,200	552,902	9,803,298	1,292,136	(193,487)	1,485,623
Consumer	624,817	589,871	34,946	(81,225)	(11,408)	(69,817)
Total interest revenue (1)	14,199,919	756,628	13,443,291	1,447,047	(875,980)	2,323,027

Interest bearing liabilities:
Savings	127,086	484	126,602	1,885	(4,315)	6,200
Money market and NOW	134,724	(203,570)	338,294	309,137	168,213	140,924
Other time deposits	207,546	(978,552)	1,186,098	(943,783)	(1,358,323)	414,540
Borrowed funds	(192,948)	(381,257)	188,309	(4,330)	(11,410)	7,080
Total interest expense	276,408	(1,562,895)	1,839,303	(637,091)	(1,205,835)	568,744

Net interest income(1)	$13,923,511	$2,319,523	$11,603,988	$2,084,138	$329,855	$1,754,283

1)
Interest revenue is presented on a fully taxable equivalent (FTE) basis.  The FTE basis adjusts for the tax favored status of these types of assets.  Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations.  See “– Reconciliation of Non-GAAP Measures.”

Provision for Loan Losses

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions.  We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank’s market area), regulatory guidance, peer statistics, management’s judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any).  We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely.  We add back recoveries on loans previously charged to the allowance.

We review the adequacy of the allowance for loan losses at least quarterly.  Subsequent to the acquisition of MB&T, we classified all acquired loans using the same risk rating and review processes as those associated with our legacy portfolio.  Our quarterly review includes evaluation of impaired loans (legacy and acquired) as required by ASC Topic 310-Receivables, and ASC Topic 450-Contingencies.  Also incorporated in determining the adequacy of the allowance is guidance contained in the Securities and Exchange Commission’s SAB No. 102, Loan Loss Allowance Methodology and Documentation, the Federal Financial Institutions Examination Council’s Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions and the Interagency Policy Statement on the Allowance for Loan and Lease Losses provided by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, National Credit Union Administration and Office of Thrift Supervision.  We measure credit impairment at each period end on all loans that have been classified as troubled debt restructurings (TDRs) using the guidance in ASC 310-10-35.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories.  We categorize loans as installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.  We apply loss ratios to each category of loan other than commercial loans.  We further divide commercial loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts.  We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans, boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios, probability of loss factors and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk.  For commercial loans of less than $250,000, we may review the risk rating annually based on, among other things, the borrower’s financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower’s industry; and payment history.  We review the risk rating for all commercial loans in excess of $250,000 at least annually.  We evaluate loans with a risk rating of five or greater separately and allocate a portion of the allowance for loan losses based upon the evaluation.  For loans with risk ratings between one and four, we determine loss ratios based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios, probability of loss factors and industry standards.

We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management’s estimation increase the risk inherent in the category.  If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category.  For all periods presented, there were no specific adjustments made for concentrations of credit.  We consider qualitative or environmental factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience.  These factors include, but are not limited to, changes in lending policies and procedures, changes in the nature and volume of the loan portfolio, changes in the experience, ability and depth of lending management and the effect of other external factors such as economic factors, competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

In the event that our review of the adequacy of the allowance results in any unallocated amounts, we reallocate such amounts to our loan categories based on the percentage that each category represents to total gross loans.  We have risk management practices designed to ensure timely identification of changes in loan risk profiles.  However, undetected losses inherently exist within the portfolio.  We believe that the allocation of the unallocated portion of the reserve in the manner described above is appropriate.  Although we may allocate specific portions of the allowance for specific credits or other factors, the entire allowance is available for any credit that we should charge off.  We will not create a separate valuation allowance unless we consider a loan impaired.

Our policies require a review of assets on a regular basis and we believe that we appropriately classify loans as well as other assets if warranted.  We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy and new information that becomes available to us.  However, there are no assurances that the allowance for loan losses will be sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.

Three months ended June 30, 2012 compared to three months ended June 30, 2011

The provision for loan losses was $375,000 for the three months ended June 30, 2012, as compared to $50,000 for the three months ended June 30, 2011, an increase of $325,000 or 650.00%.  After completing the analysis outlined above, we increased the provision for loan losses.  Although our asset quality remained relatively stable, we experienced approximately $20.3 million in growth in the portfolio during the three months ended June 30, 2012 and the economy remained weak.  We have allocated a specific reserve for those loans where we consider it probable that we will incur a loss.  Although we have seen no significant deterioration in our legacy asset quality, past due amounts that have increased modestly, the addition of several new lenders from the acquisition, the increased size and complexity of the acquired portfolio and the anemic growth in the economy all contribute to increased uncertainty regarding the future performance of our borrowers.  As a result, our historical asset quality may not be an accurate indicator of our future performance.  Therefore, we determined that it remained prudent to continue to increase the allowance for loan losses.  Our legacy non-performing assets remain statistically low at 0.21% of total assets and we had eight loans totaling $2.8 million of legacy loans past due between 30-89 days at quarter end.

Six months ended June 30, 2012 compared to six months ended June 30, 2011

The provision for the six month period ended June 30, 2012 was $750,000.  This represented a $550,000 or 275.00% increase as compared to the six months ended June 30, 2011.  For the six months ended June 30, 2012, we increased the provision for loan losses because we believe that the addition of several new lenders from the acquisition, the anemic economy and growth in our loan portfolio warranted an increased provision.

During the six months ended June 30, 2012, we also charged $89,018 to the allowance for loan losses for two legacy loans to one borrower that were secured by a blanket lien on the borrower’s assets and a second deed of trust on the guarantor’s personal residence.  The borrower ceased operations, filed bankruptcy and the collateral has no value.  We have filed judgment against the guarantors.  During the three months ended June 30, 2012, we charged off an additional legacy loan in the amount of $46,511.  The borrower on this loan has filed bankruptcy.

The other significant charge offs during the period related to acquired non-accrual loans. During the second quarter of 2012 we charged off an acquired loan in the amount of $29,012. We have received a valuation on the inventory of the borrower and have determined that we will receive minimal, if any, recovery from the liquidation of these assets.  During the first quarter of 2012, we charged off a loan in the amount of $47,635. At December 31, 2011, we had considered this loan impaired and had allocated the entire balance of this loan in the allowance for loan losses.  The remaining charge offs during the period related primarily to several acquired or legacy consumer loans.  The recoveries recorded to the allowance for loan losses were all substantially recovered from acquired loans that were charged to the allowance for loan losses at MB&T prior to the acquisition date of April 1, 2011.

The following table outlines the allocation of allowance for loan losses by risk rating.  We have not allocated any portion of the allowance to loan losses for acquired loans except to the extent that we have not received the projected cash flows.

June 30, 2012	Account Balance			Allocation of Allowance for Loan Losses
Risk Rating	Legacy	Acquired	Total	Legacy	Acquired	Total
Pass (1-4)	$407,558,795	$140,768,645	$548,327,441	$3,107,688	$-	$3,107,688
Special Mention (5)	12,293,486	1,957,630	14,251,115	276,163	-	276,163
Substandard (6)	5,554,299	8,289,211	13,843,510	257,489	468,121	725,610
Doubtful (7)	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-
Total	$425,406,580	$151,015,486	$576,422,066	$3,641,340	$468,121	$4,109,461

December 31, 2011	Account Balance			Allocation of Allowance for Loan Losses
Risk Rating	Legacy	Acquired	Total	Legacy	Acquired	Total
Pass (1-4)	$362,692,415	$154,318,106	$517,010,521	$3,219,376	$-	$3,219,376
Special Mention (5)	8,982,637	2,107,707	11,090,344	272,606	47,635	320,241
Substandard (6)	5,478,169	8,708,214	14,186,383	201,654	-	201,654
Doubtful (7)	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-
Total	$377,153,221	$165,134,027	$542,287,248	$3,693,636	$47,635	$3,741,271

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2011 and 2010 and the six month period ended June 30, 2012.  Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.  During the periods ended June 30, 2012 and December 31, 2011, the allowance for loan losses related to loans acquired with deteriorated credit quality and determined under ASC 310-30 was $0 and $47,635, respectively.  The allowance for loan losses related to loans acquired with deteriorated credit quality and determined under ASC 310-20 was $468,121 and $0, respectively.

June 30, 2012	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271
Provision for loan losses	723,590	(198,102)	(271,065)	27,456	281,879
Provision for loan losses for loans loans acquired with deteriorated credit quality	358,000	110,121	-	-	468,121
Recoveries	12,975	31,933	-	48,667	93,575
	3,217,633	866,262	294,175	206,776	4,584,846
Loans charged off	(324,486)	(87,691)	-	(63,208)	(475,385)
Ending Balance	$2,893,147	$778,571	$294,175	$143,568	$4,109,461
Amount allocated to:
Loans individually evaluated for impairment with specific allocation	$257,489	$-	$-	$-	$257,489
Loans collectively evaluated for impairment	2,277,658	668,450	294,175	143,568	3,383,851
Loans acquired with deteriorated credit quality	358,000	110,121	-	-	468,121
Ending balance	$2,893,147	$778,571	$294,175	$143,568	$4,109,461
December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$1,748,122	$417,198	$294,723	$8,433	$2,468,476
Provision for loan losses	919,401	384,642	317,778	130,544	1,752,365
Provision for loan losses for loans loans acquired with deteriorated credit quality	47,635	-	-	-	47,635
Recoveries	13,701	154,523	-	66,834	235,058
	2,728,859	956,363	612,501	205,811	4,503,534
Loans charged off	(605,791)	(34,053)	(47,261)	(75,158)	(762,263)
Ending Balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271
Amount allocated to:
Loans individually evaluated for impairment with specific allocation	$175,117	$136,654	$70,000	$-	$381,771
Loans collectively evaluated for impairment	1,947,951	738,021	495,240	130,653	3,311,865
Loans acquired with deteriorated credit quality	-	47,635	-	-	47,635
Ending balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271

Our recorded investment in loans as of June 30, 2012 and December 31, 2011 related to each balance in the allowance for possible loan losses by portfolio segment and disaggregated on the basis of our impairment methodology was as follows:

June 30, 2012	Real Estate	Commercial	Boats	Other Consumer	Total
Legacy loans individually evaluated for impairment with specific reserve	$964,100	$-	$-	$-	$964,100
Acquired loans individually evaluated for impairment with specific reserve	716,000	220,243	-	-	936,243
Legacy loans individually evaluated for impairment without specific reserve	2,959,973	-	-	-	2,959,973
Acquired loans individually evaluated for impairment without specific reserve	-	-	-	-	-
Legacy loans collectively evaluated for impairment	326,141,273	84,083,140	8,243,260	3,014,834	421,482,507
Acquired loans collectively evaluated for impairment	134,016,661	14,568,294	-	1,494,288	150,079,243
Ending balance	$464,798,007	$98,871,677	$8,243,260	$4,509,122	$576,422,066
December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Legacy loans individually evaluated for impairment with specific reserve	$5,924,354	$89,019	$142,671	$-	$6,156,044
Acquired loans individually evaluated for impairment with specific reserve	-	47,635	-	-	47,635
Legacy loans individually evaluated for impairment without specific reserve	1,720,458	1,887,986	-	-	3,608,444
Acquired loans individually evaluated for impairment without specific reserve	-	-	-	-	-
Legacy loans collectively evaluated for impairment	267,059,878	88,818,899	8,717,775	2,792,182	367,388,734
Acquired loans collectively evaluated for impairment	146,782,638	16,282,356	-	2,021,397	165,086,391
Ending balance	$421,487,328	$107,125,895	$8,860,446	$4,813,579	$542,287,248

The following tables provide an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses
June 30, 2012
	Acquired	Legacy	Total

Balance, beginning of period	$-	$3,741,271	$3,741,271
Provision for loan losses	-	750,000	750,000

Charge-offs:
Commercial	(76,648)	(11,043)	(87,691)
Mortgage	-	(324,486)	(324,486)
Consumer	(63,208)	-	(63,208)
Total charge-offs	(139,856)	(335,529)	(475,385)
Recoveries:
Commercial	31,933	-	31,933
Mortgage	12,975	-	12,975
Consumer	48,667	-	48,667
Total recoveries	93,575	-	93,575
Net (charge-offs) recoveries	(46,281)	(335,529)	(381,810)
Balance, end of period			$4,109,461

Ratio of allowance for loan losses to:
Total gross loans			0.71%
Non-accrual loans			62.00%
Ratio of net-charge-offs during period to
average total loans during period			0.07%

Allowance for Loan Losses
June 30, 2011

	Acquired	Legacy	Total

Balance, beginning of period	$-	$2,468,476	$2,468,476
Provision for loan losses	-	200,000	200,000

Chargeoffs:
Commercial	-	-	-
Mortgage	-	(446,980)	(446,980)
Consumer	(54,446)	-	(54,446)
Total chargeoffs	(54,446)	(446,980)	(501,426)
Recoveries:
Commercial	47,243	-	47,243
Mortgage	1,121	-	1,121
Consumer	24,043	-	24,043
Total recoveries	72,407	-	72,407
Net (chargeoffs) recoveries	17,961	(446,980)	(429,019)
Balance, end of period			$2,239,457

Ratio of allowance for loan losses to:
Total gross loans			0.45%
Non-accrual legacy loans			191.52%
Ratio of net-chargeoffs during period to
average total loans during period			0.108%

Generally accepted accounting principles require that we record acquired loans at fair value.  In 2011, we recorded the loans acquired from MB&T at fair value.  The fair value of the acquired loans includes expected loan losses, and there is no loan loss allowance recorded for acquired loans at the time of acquisition.  Accordingly, the existence of the acquired loans reduces the ratios of the allowance for loan losses to total gross loans and the allowance for loan losses to non-accrual loans, and this measure is not directly comparable to prior periods.  Similarly, net loan chargeoffs are normally reduced for acquired loans since we recorded these loans net of expected loan losses.  Therefore, the ratio of net-chargeoffs during the period to average loans outstanding during the period is reduced as a result of the existence of acquired loans, and the measures are not directly comparable to prior periods.  Other institutions may not have acquired loans, and therefore there may be no direct comparability of these ratios between and among other institutions.

The accounting guidance also requires that if we experience a decrease in the expected cash flows subsequent to the acquisition date, that we establish an allowance for loan losses for those acquired loans with decreased cash flows.  At June 30, 2012 and December 31, 2011, there was an allowance of $468,121 and $47,635, respectively, as a result of a decrease in the expected cash flows subsequent to the acquisition date.  Other institutions may not have acquired loans or they may not classify these loans as non-accrual, and therefore there may be no direct comparability of these ratios between and among other institutions.

The following table provides a breakdown of the allowance for loan losses:

Allocation of Allowance for Loan Losses

	June 30,				December 31,
	2012		2011		2011
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category
Other consumer	$143,568	0.67%	$13,453	0.98%	$130,653	0.89%
Boat	294,175	1.54	298,243	2.07	565,240	1.63
Mortgage	2,893,147	80.64	1,547,983	76.77	2,123,068	77.73
Commercial	778,571	17.15	379,778	20.18	922,310	19.75
Total	$4,109,461	100.00%	$2,239,457	100.00%	$3,741,271	100.00%

2011 compared to 2010

The provision for loan losses was $1.8 million for the twelve months ended December 31, 2011, as compared to $1.1 million for the twelve months ended December 31, 2010, an increase of $718,000 or 66.36%.  After completing the analysis outlined above, during the twelve month period ended December 31, 2011, we increased the provision for loan losses primarily because although our asset quality remained stable, we experienced approximately $50.0 million in organic growth in the legacy portfolio during the twelve months ended December 31, 2011 and the economy remained weak.  We have allocated a specific reserve for those loans where we consider it probable that we will incur a loss.  Although there are no indicators that our legacy asset quality has deteriorated or changed in any manner, the addition of several new lenders from the acquisition, the increased size and complexity of the acquired portfolio and the anemic growth in the economy all contribute to increased uncertainty regarding the future performance of our borrowers.  As a result, our historical asset quality may not be an accurate indicator of our future performance.  Therefore, we determined that it was prudent to increase the allowance for loan losses.  Our legacy non-performing assets remain statistically low at 0.16% of total assets and we had only $744,610 of legacy loans past due between 30-89 days and $34,370 past due 90 days or more at year end.

During the year ended December 31, 2011, we charged approximately $446,000 related to a legacy real estate loan and a legacy consumer loan in the amount of $47,261 to the allowance for loan losses.  The borrower and guarantor on the real estate loan have filed bankruptcy.  During the first quarter of 2011, we charged $446,000 to the allowance for loan losses and reduced the balance on this loan from $1,616,317 to $1,169,337, which represented the fair value of the underlying collateral.  We have an additional $65,000 of the allowance for loan losses specifically allocated to this loan.  As outlined below, we anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses.  During the first quarter of 2011, we also repossessed a boat.  At the time of the repossession, in order to carry the boat at its fair value, we charged $47,261 to the allowance for loan losses.  We subsequently sold the boat and recorded an additional loss of approximately $120,000 in non-interest expense.  The remaining charges to the allowance for loan losses were primarily related to various immaterial acquired loans.  The recoveries recorded to the allowance for loan losses were all substantially recovered from acquired loans that were charged to the allowance for loan losses at MB&T prior to the acquisition date of April 1, 2011.

2010 compared to 2009

The provision for loan losses was $1.1 million for the year ended December 31, 2010.  This represented a $182,000 or 20.22% increase as compared to $900,000 for the year ended December 31, 2009.  After completing the analysis above, we increased the provision for loan losses primarily because we had seen a modest increase in our historical losses over prior periods and some of our borrowers continued to report weaker profitability.  At year end 2010, we had three loans totaling $2.7 million past due and classified as non-accrual.  We had no other loans past due between 30-89 days.

During the year ended December 31, 2010, we charged $1.1 million to the allowance for loan losses.  This amount derived primarily from two loans.  The first loan was an unsecured facility in the amount of $137,151.  The borrower experienced health related problems that detrimentally impacted his business.  The second loan is a residential land acquisition and development loan.  During the third quarter of 2010, we received a deed in lieu of foreclosure on this property and an appraisal of the property indicated that the value was insufficient to repay the full principal balance and cost associated with the property.  Therefore, we recognized this impairment and charged $946,739 to the allowance for losses during the third quarter of 2010.  The remaining amount charged to the allowance for loan losses during 2010 consisted of small deficiencies related to various loans.

The allowance for loan losses represented 0.69% of total loans at December 31, 2011, 0.82% of total loans at December 31, 2010 and 0.93% at December 31, 2009.  We had no exposure to foreign countries or foreign borrowers.  Based on our analysis and the satisfactory historical performance of the loan portfolio, we believe this allowance appropriately reflected the inherent risk of loss in our portfolio.

The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses
	2011			2010	2009	2008	2007
Years Ended December 31,	Acquired	Legacy	Total	Legacy	Legacy	Legacy	Legacy
Balance, beginning of period	$-	$2,468,476	$2,468,476	$2,481,716	$1,983,751	$1,586,737	$1,280,396
Provision for loan losses	-	1,800,000	1,800,000	1,082,000	900,000	415,000	318,000

Chargeoffs:
Commercial	(34,053)	-	(34,053)	(137,151)	-	-	(6,064)
Mortgage	(158,811)	(446,980)	(605,791)	(958,472)	(344,825)	-	-
Consumer	(75,158)	(47,261)	(122,419)	(4,194)	(57,210)	(18,440)	(6,085)
Total chargeoffs	(268,022)	(494,241)	(762,263)	(1,099,817)	(402,035)	(18,440)	(12,149)
Recoveries:			-
Mortgage	13,701	-	13,701	3,650	-	-	-
Commercial	154,523	-	154,523	-	-	-	-
Consumer	66,630	204	66,834	927	-	454	490
Total recoveries	234,854	204	235,058	4,577	-	454	490
Net (chargeoffs) recoveries	(33,168)	(494,037)	(527,205)	(1,095,240)	(402,035)	(17,986)	(11,659)

Balance, end of period			$3,741,271	$2,468,476	$2,481,716	$1,983,751	$1,586,737

Ratio of allowance for loan losses to:
Total gross loans			0.69%	0.82%	0.93%	0.85%	0.78%
Non-accrual loans			64.17%	91.07%	156.43%	233.19%	145.93%
Ratio of net-chargeoffs during period to
average loans outstanding during period:			0.115%	0.384%	0.158%	0.008%	0.007%

Allocation of Allowance for Loan Losses

December 31,	2011		2010		2009
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category

Consumer	$130,653	0.89%	$8,433	0.48%	$10,319	0.57%
Boat	565,240	1.63	294,723	3.86	81,417	4.91
Mortgage	2,123,068	77.73	1,748,122	67.97	1,845,126	66.74
Commercial	922,310	19.75	417,198	27.69	544,854	27.78

Total	$3,741,271	100.00%	$2,468,476	100.00%	$2,481,716	100.00%

Allocation of Allowance for Loan Losses

December 31,	2008		2007
	Amount	% of Loans in Each Category	Amount	% of Loans in Each Category

Consumer	$13,391	0.50%	$10,236	0.46%
Boat	94,910	6.22	106,405	8.66
Mortgage	1,348,850	63.21	1,080,897	63.56
Commercial	526,600	30.07	389,199	27.32

Total	$1,983,751	100.00%	$1,586,737	100.00%

Non-Interest Revenue

Three months ended June 30, 2012 compared to three months ended June 30, 2011

Non-interest revenue totaled $1.2 million for the three months ended June 30, 2012, an increase of $638,455 or 123.41% from the 2011 amount of $517,331.  Non-interest revenue for the three months ended June 30, 2012 and June 30, 2011 included fee income from service charges on deposit accounts, gain on sales or calls of investment securities, earnings on bank owned life insurance, gains or losses on sales of OREO and other fees and commissions including revenues with respect to Pointer Ridge.  The primary cause of the increase in non-interest revenue were increases in the gain on sales of investments and gain on sales of OREO as well as a decrease in the other than temporary impairment on equity securities charge.  Gain on sales or calls of investment securities increased during the period, because in order to reallocate our holdings in the investment portfolio and minimize future prepayment risk, we elected to sell a higher dollar amount of securities and as a result recognized a higher gain.  Gain on sales of OREO increased because we sold an acquired property at a gain during the three months ended June 30, 2012 and we did not sell any real estate owned during the three months ended June 30, 2011.  Pointer Ridge rent and other revenues increased as a result of new tenants occupying vacant space in the building owned by Pointer Ridge.

We recorded a permanent impairment on equity securities during the three months ended June 30, 2011 but, had no such impairments during 2012.  In addition, other fees and commissions increased during the 2012 period primarily as a result of letters of credit and loan fees.  These increases were partially offset by a decrease in service charges on deposit accounts, which decreased because we lowered our fees for these services in June of 2011 and customers used fewer services.

The following table outlines the changes in non-interest revenue for the three month periods.

	June 30, 2012	June 30, 2011	$ Change	% Change
Service charges on deposit accounts	$328,142	$396,785	$(68,643)	(17.30	) %
Gain on sales or calls of investment securities	282,858	2,489	280,369	11,264.32
Permanent impairment on equity securities	-	(122,500)	122,500	-
Earnings on bank owned life insurance	138,496	122,350	16,146	13.20
Gain on sales of other real estate owned	191,201	-	191,201	-
Pointer Ridge rent and other revenue	108,585	45,785	62,800	137.16
Other fees and commissions	106,504	72,422	34,082	47.06
Total non-interest revenue	$1,155,786	$517,331	$638,455	123.41%

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Non-interest revenue totaled $2.0 million for the six months ended June 30, 2012, an increase of $1.2 million or 141.58% from the 2011 amount of $842,211.  Non-interest revenue for the six months ended June 30, 2012 and June 30, 2011 included fee income from service charges on deposit accounts, gains on sales or calls of investment securities, earnings on bank owned life insurance, gain or losses on sales of OREO and other fees and commissions including revenues with respect to Pointer Ridge.  The primary causes of the increase in non-interest revenue was an increase in the gain on sales of investments and the acquisition of MB&T, which was supplemented by growth in legacy bank customers and services provided to both new and existing customers.  The acquisition of Maryland Bankcorp and MB&T was the major contributor to the increases in service charges, earnings on bank owned life insurance and other fees and commissions during the six months ended June 30, 2012 compared to the six months ended June 30, 2011.  Gain on sales or calls of investment securities increased during the period, because in order to reallocate our holdings in the investment portfolio and minimize future prepayment risk, we elected to sell a higher dollar amount of securities and as a result recognized a higher gain.  Also contributing to the increase in non-interest revenues was an increase in gain on sales of OREO, which increased because we sold an acquired property at a gain during the six months ended June 30, 2012 and we did not sell any real estate owned during the 2011 period, and a decrease in the other than temporary impairment on equity securities charge, which decreased for the reasons discussed above for the three-month period.  Finally, Pointer Ridge rent and other revenues increased as a result of a decline in the vacancy in the building owned by Pointer Ridge.

As a result of our expanded market presence, business development effort and increased name recognition, we anticipate that we will continue to grow new and existing customer relationships.  We expect that these expanded relationships will cause service charges on deposit accounts and other fees and commissions to continue to increase during the remainder of 2012 and 2013.  We also plan to continue to work to sell our OREO and may realize additional gains from these sales.

The following table outlines the changes in non-interest revenue for the six month periods.

	June 30, 2012	June 30, 2011	$ Change	% Change
Service charges on deposit accounts	$647,469	$479,235	$168,234	35.10%
Gain on sales or calls of investment securities	560,028	40,559	519,469	1,280.77
Permanent impairment on equity securities	-	(122,500)	122,500	-
Earnings on bank owned life insurance	275,201	201,388	73,813	36.65
Gain on sales of other real estate owned	159,213	-	159,213	-
Pointer Ridge rent and other revenue	155,695	113,940	41,755	36.65
Other fees and commissions	236,993	129,589	107,404	82.88
Total non-interest revenue	$2,034,599	$842,211	$1,192,388	141.58%

2011 compared to 2010

Non-interest revenue totaled $2.7 million for the twelve months ended December 31, 2011, an increase of $1.4 million or 102.76% from the 2010 amount of $1.3 million.  The increase in non-interest revenue during the period was primarily attributable to increases in service charges on deposit accounts and to a lesser extent, gains on sales or call of investment securities, and earnings on bank owned life insurance, partially offset by a $123,039 impairment on equity securities.  The primary cause of the increase in service charges on deposit accounts and in other fees and commissions, which increased slightly during the period, was the acquisition of MB&T and the resulting growth in customer services and deposits.  During the twelve month period, we sold securities and had securities called which provided the gain on sales of investment securities.  We did not have any gains, sales or calls of securities during the twelve months ended December 31, 2010.  Earnings on bank owned life insurance increased because of the addition of the MB&T bank owned life insurance policies and because during the period we recorded an approximately $213,000 non-recurring gain that occurred due to the loss of a colleague during the period.  There was a $74,144 decrease in the rent and other revenue that we earn from Pointer Ridge resulting from the loss of tenants in the building that Pointer Ridge owns.  A $122,500 impairment in an equity security owned by Old Line Bank prior to the acquisition and a $539 charge off of an acquired security also partially offset the increases in non-interest revenues.  We charged the impairment against earnings because we believe that current market factors indicate these securities are permanently impaired.  The loss on disposal of assets was a result of the assets disposed of in the closure of one of the acquired MB&T branches.

The following table outlines the changes in non-interest revenue for the twelve month periods.

Years Ended December 31,	2011	2010	$ Change	% Change
Service charges on deposit accounts	$1,208,466	$306,548	$901,918	294.22%
Gains on sales or calls of investment securities	140,149	-	140,149	-
Other than temporary impairment on investment securities	(123,039)	-	(123,039)	-
Earnings on bank owned life insurance	701,509	336,834	364,675	108.27
Pointer Ridge rent and other revenue	206,486	280,630	(74,144)	(26.42)
Gain on other real estate owned	248,005	192,724	55,281	28.68
Other fees and commissions	359,701	235,266	124,435	52.89
Total non-interest revenue	$2,741,277	$1,352,002	$1,389,275	102.76%

2010 compared to 2009

Non-interest revenue declined $467,765 to $1.4 million for the twelve months ended December 31, 2010 primarily because of a $286,653 decline in rent and other revenue from Pointer Ridge, a $158,551 decline in gain on sales of investment securities and a $175,490 decline in other fees and commissions.  During the twelve months ended December 31, 2009, Pointer Ridge produced $567,283 in rent and other revenue that is included in other fees and commissions.  Approximately $300,000 of that amount derived from a non-recurring lease termination fee.  During the same period in 2010, we received $280,630 in rental and other income from Pointer Ridge.  The absence of the lease termination fee in 2010 and the subsequent loss of additional tenants in the building owned by Pointer Ridge were the major causes of the decline in Pointer Ridge’s rent and other revenue.  In an effort to minimize call and prepayment risk and manage future interest rate risk, we elected to sell available for sale securities during 2009.  During 2010, we did not identify any compelling reasons to sell any investment securities.  Earnings on bank owned life insurance declined $39,331 as a result of a decline in the interest yield earned on the life insurance policies.  Other fees and commissions (excluding Pointer Ridge) declined $175,490 primarily because in 2010, we received $25,530 in rental income from the tenant who leased the second floor of our branch located at 301 Crain Highway, Waldorf, Maryland compared to $109,800 in 2009.  The tenant terminated his lease in March 2010.  As a result, rental income declined $84,270.  These declines were offset by a $192,724 gain on the sale of OREO.  During the fourth quarter of 2010, we ratified the sale of property that we had acquired through foreclosure in March 2010.  At the time of foreclosure, we valued the property at $223,169 and we subsequently sold the property for $425,000 less approximately $10,000 in costs.

The following table outlines the changes in non-interest revenue for the twelve month periods.

Years Ended December 31,	2010	2009	$ Change	% Change
Service charges on deposit accounts	$306,548	$307,012	$(464)	(0.15	) %
Net gains on sales of investment securities	-	158,551	(158,551)	-
Earnings on bank owned life insurance	336,834	376,165	(39,331)	(10.46)
Pointer Ridge rent and other revenue	280,630	567,283	(286,653)	(50.53)
Gain on other real estate owned	192,724	-	192,724	-
Other fees and commissions	235,266	410,756	(175,490)	(42.72)
Total non-interest revenue	$1,352,002	$1,819,767	$(467,765)	(25.70	) %

Non-interest Expense

Three months ended June 30, 2012 compared to three months ended June 30, 2011

Non-interest expense increased $83,726 for the three months ended June 30, 2012 compared to the three months ended June 30, 2011.  The following chart outlines the changes in non-interest expenses for the period.

	June 30,	June 30,
	2012	2011	$ Change	% Change
Salaries and benefits	$3,024,815	$2,973,734	$51,081	1.72%
Occupancy and equipment	914,576	857,381	57,195	6.67
Data processing	192,232	233,332	(41,100)	(17.61)
FDIC insurance and State of Maryland assessments	148,921	167,312	(18,391)	(10.99)
Merger and integration	29,166	377,214	(348,048)	(92.27)
Core deposit premium	177,582	194,675	(17,093)	(8.78)
Pointer Ridge other operating	101,877	209,460	(107,583)	(51.36)
Other operating	1,659,999	1,152,334	507,665	44.06
Total non-interest expenses	$6,249,168	$6,165,442	$83,726	1.36%

Salaries, employee benefits, occupancy and equipment, and other operating expenses increased primarily because of enhancements to our personnel and infrastructure that we believe will allow us to efficiently operate a larger organization and continue to expand our service and market area.  Merger and integration expenses decreased during the 2012 period because we completed substantially all of the activities associated with the merger during 2011 with the exception of the expenses associated with the two year non-compete agreements with former MB&T directors.  The core deposit premium decreased during the quarter because we amortize this premium on an accelerated basis which causes a reduction in the expense over the amortization period.  The decrease in FDIC insurance and State of Maryland assessments was a result of lower FDIC assessments as a result of the change in the base and rate calculation as required by the Dodd-Frank Act.  Pointer Ridge other operating expense decreased because the vacancy rate in the building declined and the new tenants are paying a pro-rata share of the building’s operating expenses.

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Non-interest expense increased $2.8 million for the six months ended June 30, 2012.  The following chart outlines the changes in non-interest expenses for the period.

	June 30,	June 30,
	2012	2011	$ Change	% Change
Salaries and benefits	$5,833,809	$4,474,445	$1,359,364	30.38%
Occupancy and equipment	1,822,447	1,317,295	505,152	38.35
Data processing	416,967	363,082	53,885	14.84
FDIC insurance and State of Maryland assessments	278,645	318,816	(40,171)	(12.60)
Merger and integration	58,333	467,274	(408,941)	(87.52)
Core deposit premium	372,257	194,675	177,582	91.22
Pointer Ridge other operating	212,333	327,682	(115,349)	(35.20)
Other operating	2,940,550	1,629,347	1,311,203	80.47
Total non-interest expenses	$11,935,341	$9,092,616	$2,842,725	31.26%

Salaries and benefits, occupancy and equipment, data processing and other operating expenses increased primarily because of increased operating expenses resulting from the acquisition of MB&T and enhancements to our infrastructure.  As a result of the acquisition, we increased our number of employees by 86 and our branch network by nine.  During the first six months of 2011, we did not incur these expenses.  The increase in the core deposit premium was the result of the acquisition of MB&T and subsequent amortization of the core deposit intangible.  These increases were partially offset by a decline in merger and integration costs, FDIC insurance and State of Maryland assessments and Pointer Ridge other operating expenses.  Merger and integration costs declined during the 2012 period because we had completed the merger and previously expensed all costs associated with it, except for non-compete fees paid to former directors which we will continue to incur.  The decrease in FDIC insurance and State of Maryland assessments was a result of lower FDIC assessments as a result of the change in the base and rate calculation as required by the Dodd-Frank Act.  Pointer Ridge other operating expense decreased because the vacancy rate in the building declined and the new tenants are paying a pro-rata share of the building’s operating expenses.

For the remainder of 2012, we anticipate that non-interest expenses will remain relatively comparable to those incurred during the second quarter of 2012.  Full-year 2012 non-interest expenses will exceed last year’s expenses.  During the remainder of the year, we will continue to incur increased salary, benefits, occupancy, equipment and data processing expenses related to increased operational expenses associated with the merger of MB&T.  We have continued to focus our efforts on reducing the operating expenses and anticipate that we will continue to see reduction in these expenses from those reported since the acquisition date.  We expect, however, that we will incur increased non-interest expenses in 2013 as a result of the pending acquisition of WSB Holdings and The Washington Savings Bank.

2011 compared to 2010

Non-interest expense increased $9.5 million for the twelve months ended December 31, 2011.  The following chart outlines the changes in non-interest expenses for the period.

Years ended December 31,	2011	2010	$ Change	% Change
Salaries	$7,755,401	$4,681,679	$3,073,722	65.65%
Employee benefits	2,269,190	1,284,993	984,197	76.59
Occupancy	2,521,960	1,296,088	1,225,872	94.58
Equipment	609,597	416,094	193,503	46.50
Data processing	816,815	452,675	364,140	80.44
Pointer Ridge other operating	562,223	413,484	148,739	35.97
FDIC insurance and State of Maryland assessments	613,881	527,807	86,074	16.31
Merger and integration	574,321	574,369	(48)	(0.01)
Core deposit premium	584,024	-	584,024	-
Other operating	4,576,931	1,762,316	2,814,615	159.71
Total non-interest expenses	$20,884,343	$11,409,505	$9,474,838	83.04%

Salaries, employee benefits, occupancy, equipment, data processing and other operating expenses increased primarily because of increased operating expenses resulting from the acquisition of MB&T.  As a result of the acquisition, we increased our number of employees by 86 and our branch network by nine.  Employee benefits also increased approximately $183,000 as a result of a non-recurring expense payable to the estate of a colleague who passed away during the period.   Pointer Ridge other operating expense increased because of a onetime increase in management fees, the charge off of rents due from a prior tenant and increased operating expenses associated with the building.  Merger and integration costs include severance costs of approximately $203,630 and attorney, accounting, director compensation and other professional fees of approximately $218,410 associated with the acquisition of MB&T.  The increase in FDIC insurance and State of Maryland assessments was a result of the additional assets acquired from MB&T.  This increase was partially offset by the change in the FDIC assessment base and rate calculation as required by the Dodd-Frank Act.  The increase in the core deposit premium was the result of the acquisition of MB&T and subsequent amortization of the core deposit intangible.  Other operating expenses also increased because of a $221,297 increase in expenses associated with acquired and legacy OREO.

2010 compared to 2009

Non-interest expense for the twelve months ended December 31, 2010 increased 23.25% or $2.2 million relative to the amount reported in 2009.  Salaries, employee benefits, occupancy, equipment, data processing expenses, and other operating expenses increased primarily because of increased operating expenses from the two branches that we opened in 2009 and the new lending team that we hired in December 2009.  Benefits also increased because of the increase in stock option and restricted stock awards granted in the first quarter of 2010.  The transfer of the ownership of OREO from the borrowers’ name to ours and maintenance of these properties caused a $72,000 increase in other operating expenses.  A $104,376 increase in director fees was also a primary contributor to the increase in other operating expenses.  Director fees increased because we increased the fees paid for participation in meetings and the retainer fee for directors in 2010. FDIC and State of Maryland assessments decreased $34,043 because there was no special assessment in 2010 while we paid a special assessment of approximately $149,000 in 2009.  This savings was offset by increased rates and higher deposit levels.  During the twelve month period, we incurred $574,369 in merger costs associated with the agreement to acquire Maryland Bankcorp for accounting, advisory, attorney, data processing and salaries.

The following chart outlines the changes in non-interest expenses for the period.

Years Ended December 31,	2010	2009	$ Change	% Change
Salaries	$4,681,679	$4,037,027	$644,652	15.97%
Employee benefits	1,284,993	1,012,014	272,979	26.97
Occupancy	1,296,088	1,085,768	210,320	19.37
Equipment	416,094	354,531	61,563	17.36
Data processing	452,675	340,870	111,805	32.80
FDIC Insurance and State of Maryland assessments	527,807	561,850	(34,043)	(6.06)
Pointer Ridge other operating	413,484	405,868	7,616	1.88
Merger Expense	574,369	-	574,369	100.00
Other operating	1,762,316	1,458,953	303,363	20.79
Total non-interest expenses	$11,409,505	$9,256,881	$2,152,624	23.25%

Income Taxes

Three months ended June 30, 2012 compared to three months ended June 30, 2011

Income tax expense was $982,759 (32.81% of pre-tax income) for the three months ended June 30, 2012 as compared to $656,357 (37.02% of pre-tax income) for the same period in 2011.  The dollar amount of the taxes was higher because net income was significantly higher than in the three months ended June 30, 2011.  The tax rate was lower for the three month period ended June 30, 2012 because during the three months ended June 30, 2011, tax exempt income was lower and expenses that were non-deductible for tax purposes were higher.

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Income tax expense was $1.8 million (32.77% of pre-tax income) for the six months ended June 30, 2012 as compared to $991,600 (38.02% of pre-tax income) for the same period in 2011.  The dollar amount of the taxes was higher because net income was significantly higher than in the six months ended June 30, 2011.  The tax rate was lower for the six month period ended June 30, 2012 because during the six months ended June 30, 2011, tax exempt income was lower and expenses that were non-deductible for tax purposes were higher.

2011 compared to 2010

Income tax expense was $1.9 million (26.91% of pre-tax income) for the twelve months ended December 31, 2011 as compared to $996,750 (41.08% of pre-tax income) for the same period in 2010.  The decrease in the tax rate as a percentage of pre-tax income was primarily because our continued and improved profitability subsequent to the Maryland Bankcorp merger, allowed us to record a onetime recapture of a valuation allowance recorded at the merger date which reduced income tax expense during the fourth quarter of 2011.  We also experienced an increase in tax exempt income and tax deductible expenses during the period which also decreased the tax expense.

2010 compared to 2009

Income tax expense was $996,750 (41.08% of pre-tax income) for the year ended December 31, 2010 compared to $1,055,522 (33.20% of pre-tax income) for the same period in 2009.  The increase in the effective tax rate is primarily due to certain merger expenses that are not deductible for tax purposes.

Net Income Available to Common Stockholders

Three months ended June 30, 2012 compared to three months ended June 30, 2011

Net income available to common stockholders was $2.0 million or $0.30 per basic and $0.29 per diluted common share for the three month period ending June 30, 2012 compared to net income available to common stockholders of $1.2 million or $0.17 per basic and diluted common share for the same period in 2011.  The increase in net income attributable to Old Line Bancshares for the 2012 period was primarily the result of a $992,212 increase in net interest income and a $638,455 increase in non-interest revenue.  These increases were partially offset by a $325,000 increase in the provision for loan losses, an $83,726 increase in non-interest expense and a $326,402 increase in taxes.

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Net income available to common stockholders was $3.8 million or $0.55 per basic and diluted common share for the six month period ending June 30, 2012 compared to net income available to common stockholders of $1.7 million or $0.30 per basic and diluted common share for the same period in 2011.  The increase in net income attributable to Old Line Bancshares for the 2012 period was primarily the result of a $5.2 million increase in net interest income and $1.2 million increase in non-interest revenue.  These increases were partially offset by a $550,000 increase in the provision for loan losses, a $2.8 million increase in non-interest expense and an $835,164 increase in taxes.

2011 compared to 2010

Net income available to common stockholders was $5.4 million or $0.86 per basic and diluted common share for the twelve month period ending December 31, 2011 compared to net income available to common stockholders of $1.5 million or $0.39 per basic and $0.38 per diluted common share for the same period in 2010.  The increase in net income attributable to Old Line Bancshares for the 2011 period was primarily the result of a $12.8 million increase in net interest income and a $1.4 million increase in non-interest revenue.  These increases were partially offset by a $9.5 million increase in non-interest expense, a $718,000 increase in the provision for loan losses and a $929,874 increase in taxes compared to the same period in 2010.

2010 compared to 2009

Net income attributable to Old Line Bancshares decreased $533,486 for the twelve months ended December 31, 2010 compared to the twelve months ended December 31, 2009.  Net income available to common stockholders for the twelve month period ended December 31, 2010 of $1.5 million remained comparable to the $1.6 million reported for the twelve month period ended December 31, 2009.  Earnings per basic and diluted common share were $0.39 and $0.38, respectively, for the twelve months ended December 31, 2010 and $0.40 for the same period in 2009.  The decrease in net income attributable to Old Line Bancshares was the result of a $467,765 decrease in non-interest revenue and a $2.2 million increase in non-interest expense.  This was partially offset by a $1.9 million increase in net interest income after provision for loan losses.  As a result of our repurchase during 2009 from the U.S. Treasury the 7,000 shares of preferred stock that we issued to them as part of the Troubled Asset Relief Program, we eliminated the dividends associated with this stock and, as a result, net income available to common stockholders remained comparable for the twelve months ended December 31, 2010 and 2009.

Analysis of Financial Condition

Investment Securities

Our portfolio consists primarily of time deposits in other banks, investment grade securities including U.S. treasury securities, U.S. government agency securities, U.S. government sponsored entity securities, securities issued by states, counties and municipalities, mortgage backed securities, and certain equity securities, including Federal Reserve Bank stock, Federal Home Loan Bank stock, Maryland Financial Bank stock and Atlantic Central Bankers Bank stock.  With the acquisition of MB&T, we acquired approximately $262,000 of Student Loan Marketing Association (SLMA) stock.  We have prudently managed our investment portfolio to maintain liquidity and safety.  The portfolio provides a source of liquidity, collateral for borrowings as well as a means of diversifying our earning asset portfolio.  While we usually intend to hold the investment securities until maturity, currently we classify all of our investment securities as available for sale because during the second quarter of 2011, we sold a held to maturity security and, as required by accounting guidance, we reclassified all securities classified as held to maturity to available for sale.  We account for investment securities so classified at fair value and report the unrealized appreciation and depreciation as a separate component of stockholders’ equity, net of income tax effects.  We account for investment securities when classified in the held to maturity category at amortized cost.  Although we will occasionally sell a security, generally, we invest in securities for the yield they produce and not to profit from trading the securities.  As a result of the acquisition of Maryland Bankcorp, we evaluated the investment portfolio to ensure that the securities acquired in the acquisition meet our investment criteria and provide adequate liquidity, and that there is adequate diversity in the investment portfolio.  This analysis precipitated the sale of the security mentioned above.  There are no trading securities in the portfolio.

The investment securities at June 30, 2012 amounted to $168.5 million, an increase of $6.7 million, or 4.15%, from the December 31, 2011 amount of $161.8 million.  As outlined above, at June 30, 2012, all securities are classified as available for sale.  The fair value of available for sale securities included net unrealized gains of $3.8 million at June 30, 2012 (reflected as unrealized gains of $2.3 million in stockholders’ equity after deferred taxes) as compared to net unrealized gains of $3.9 million ($2.4 million net of taxes) as of December 31, 2011.  In general, the increase in fair value was a result of changes in the duration or maturity of the portfolio and decreasing market rates.  We have evaluated securities with unrealized losses for an extended period of time and determined that these losses are temporary because, at this point in time, we expect to hold them until maturity.  We have no intent or plan to sell these securities, it is not likely that we will have to sell these securities and we have not identified any portion of the loss that is a result of credit deterioration in the issuer of the security.  As the maturity date moves closer and/or interest rates decline, any unrealized losses in the portfolio will decline or dissipate

The investment securities at December 31, 2011 amounted to $161.8 million, an increase of $107.0 million, or 195.25%, from the December 31, 2010 amount of $54.7 million.  As outlined above, at December 31, 2011, all securities were classified as available for sale.

The fair value of available for sale securities included net unrealized gains of $3.5 million at December 31, 2011 (reflected as unrealized gains of $2.4 million in stockholders’ equity after deferred taxes) as compared to net unrealized gains of $450,758 ($272,956 net of taxes) as of December 31, 2010.  In general, the increase in fair value was a result of the acquisition of MB&T, changes in time to maturity and decreasing market rates.  We have evaluated securities with unrealized losses for an extended period of time and determined that these losses are temporary because, at this point in time, we expect to hold them until maturity.  We have no intent or plan to sell these securities, it is not likely that we will have to sell these securities and we have not identified any portion of the loss that is a result of credit deterioration in the issuer of the security.  As the maturity date moves closer and/or interest rates decline, the unrealized losses in the portfolio will decline or dissipate.

The investment securities at December 31, 2010 amounted to $54.9 million, an increase of $21.1million, or 62.43%, from the December 31, 2009 amount of $33.8 million.  Available for sale investment securities increased to $33.0 million at December 31, 2010 from $28.0 million at December 31, 2009.  The increase in the available for sale investment securities occurred primarily because we moved funds from time deposits in other banks in order to increase the yield on these investments while maintaining liquidity.  Held to maturity securities at December 31, 2010 increased to $21.7 million from the $5.8 million balance on December 31, 2009 because we had sufficient liquidity that when available for sale securities or time deposits matured we elected to categorize the newly purchased investments as held to maturity.  The fair value of available for sale securities included net unrealized gains of $450,758 at December 31, 2010 (reflected as unrealized gains of $272,956 in stockholders’ equity after deferred taxes) as compared to net unrealized gains of $609,165 ($368,880 net of taxes) as of December 31, 2009.  In general, the increase in fair value was the result of decreasing market rates.

The following table sets forth a summary of the investment securities portfolio as of the periods indicated.  Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.

Investment Securities
(Dollars in thousands)
	June 30,	December 31,
	2012	2011	2010	2009

Available For Sale Securities
U.S. Treasury	$1,254	$1,256	$-	$-
U.S. government agency	25,260	26,091	3,804	7,291
Municipal securities	52,648	35,142	1,327	2,275
Mortgage backed	89,341	99,296	27,919	18,447
Total Available for Sale Securities	$168,503	$161,785	$33,050	$28,013

Held To Maturity Securities
U.S. Treasury	$-	$-	$-	$-
Municipal securities	-	-	984	301
Mortgage backed	-	-	20,752	5,506
Total Held to Maturity Securities	$-	$-	$21,736	$5,807

Equity securities	$3,865	$3,946	$2,563	$2,958

The following table shows the maturities for the securities portfolio at December 31, 2011 and 2010:

Fair Value, Amortized Cost and Weighted Average Yield

	June 30, 2012 Available for Sale			December 31, 2011 Available for Sale
	Amortized Cost	Fair Value	WeightedAverage Yield	Amortized Cost	Fair Value	WeightedAverage Yield
Maturing
Less than 3 months	$1,000,838	$1,006,400	4.25%	$255,000	$255,872	4.37%
Over 3 months through 1 year	1,410,623	1,416,192	0.10%	1,004,229	1,025,000	4.25%
Over one to five years	15,028,622	15,140,922	1.32%	19,052,724	19,138,115	1.37%
Over five to ten years	29,287,068	30,070,174	2.38%	28,684,389	29,502,002	2.77%
Over ten years	117,942,173	120,869,095	2.83%	108,806,473	111,863,846	3.03%
	$164,669,324	$168,502,783		$157,802,815	$161,784,835

Pledged Securities	$35,825,910	$36,612,217		$34,530,023	$35,550,747

We have pledged U.S. government and municipal securities to customers who require collateral for overnight repurchase agreements and deposits.  Contractual maturities of mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.  Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

Pointer Ridge Office Investment, LLC

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.’s 12.50% membership interest in Pointer Ridge, a real estate investment limited liability company.  As a result of this purchase, our membership interest increased from 50.00% to 62.50%.  Consequently, we consolidated Pointer Ridge’s results of operations from the date of acquisition.  The following table summarizes the condensed Balance Sheets and Statements of Income for Pointer Ridge for the periods indicated.

Pointer Ridge Office Investment, LLC
	June 30,	December 31,
	2012	2011	2010	2009
Balance Sheets
Current assets	$347,265	$429,611	$758,257	$891,233
Non-current assets	7,036,555	7,088,001	7,252,413	7,432,268
Liabilities	6,264,732	6,299,819	6,397,360	6,480,230
Equity	1,119,088	1,217,793	1,613,310	1,843,271

Statements of Income
Revenue	411,254	$765,044	$822,920	$1,239,137
Expenses	509,959	1,160,562	1,017,184	1,006,563
Net income (loss)	$(98,705)	$(395,518)	$(194,264)	$232,574

We purchased Chesapeake Custom Homes, L.L.C.’s 12.50% membership interest at the book value which was equivalent to the fair value.  Accordingly, we did not record any goodwill with this purchase.

We lease space for our headquarters office and branch location in the building owned by Pointer Ridge at 1525 Pointer Ridge Place, Bowie, Maryland.  We eliminate these lease payments in consolidation.  Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank, controls 12.50% of Pointer Ridge and controls the manager of Pointer Ridge.

Loan Portfolio

Commercial loans and loans secured by real estate comprise the majority of the loan portfolio.  Old Line Bank’s loan customers are generally located in the greater Washington, D.C. metropolitan area.

At our acquisition of Maryland Bankcorp, we recorded all loans acquired at the estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses.  On the acquisition date, we segregated the loan portfolio into two loan pools, performing and non-performing.

We had an independent third party determine the price that we could receive to sell approximately 1,400 performing loans totaling $178.1 million in an orderly transaction between market participants as of the measurement date (fair value).  These performing loans were segregated into five individual pools, personal loans, credit lines, business loans and real estate loans.  This valuation also assumed that the sale occurred in the principal or most advantageous market for the loan.  Market participants were assumed to have reasonable knowledge of the relevant facts of the asset or liability as it relates to its value between buyers and sellers with neither under any compulsion to buy, sell or liquidate.  The effect of this fair valuation process was a net premium of $3.1 million at acquisition.  We then adjusted these values on a level yield basis for inherent credit risk within each pool which resulted in a total non-accretable credit adjustment of $2.0 million.  During the valuation process, we also determined that eight business loans totaling $1.8 million and 13 real estate loans totaling $3.8 million, all of which were risk rated four at the acquisition date, were also impaired and required an additional non-accretable credit adjustment of $279,348 and $510,064, respectively.

We also individually evaluated nine impaired business loans totaling $536,144 and 53 real estate loans totaling $30.1 million to determine the fair value as of the April 1, 2011 measurement date.  In determining the fair value for each individually evaluated impaired loan, we considered a number of factors including the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral and net present value of cash flows we respect to receive, among others.  As required, we accounted for these acquired loans in accordance with guidance for certain loans acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments.  The difference between contractually required payments and cash flows we expect to collect is the non-accretable difference.  Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income after provision expense.  Subsequent collection of payments on these loans that exceeds our expected cash flows will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.

In general, for the impaired business loans, we determined that the fair value was equivalent to the current contract value adjusted for credit impairment.  We estimated this credit impairment based on the prior portfolio experience, repayment history of the individual loan, strength of the guarantor(s) and other factors.  We applied this adjustment on a level yield basis to the respective pools of loans.  Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income after provision expense.   Subsequent collection of payments on these loans that exceeds our expected cash flows will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.  In specific instances, we determined that the loan had no value due to its prior prepayment history, lack of collateral or other factors.  In these cases, we accrete any payments received to interest income.

In general, for the impaired real estate loans, we determined that the fair value was equivalent to our cash flow expectations related to the sale of the loan or the underlying collateral.  In order to determine the fair value, we estimated the value of the underlying collateral based on appraisals, evaluations, site visits and tax assessments.  We then determined the estimated expenses to foreclose on the property and subsequently sell it.  We then determined the fair value of the loan using a discounted cash flow calculation.  We evaluate these loans quarterly to ensure that in no instances does the carrying value of the loan exceed our initial investment or that there is no decrease or increase in our expectations regarding cash flows.  Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income after provision expense.   Subsequent collection of payments on these loans that exceeds our expected cash flows will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.  In specific instances, we determined that the loan had no value due to its prior payment history, lack of collateral or other factors.  In these cases, we reclass any payments received to accretable yield and accrete these payments to income.  We also reclass amounts to accretable yield when we receive payment in full on a loan.

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all acquired impaired loans as of the acquisition date.

April 1, 2011	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Loans Receivable
Impaired Individually Evaluated (1)
Business Loans Risk Rated 4 at acquisition	$1,847,413	$279,348	$1,568,065	$1,568,065
Business Loans Risk Rated 5 at acquisition	330,822	259,422	71,400	71,400
Business Loans Risk Rated 6 at acquisition	205,322	120,710	84,612	84,612
Total Business Loans Individually Evaluated	2,383,557	659,480	1,724,077	1,724,077
Real Estate Loans Risk Rated 4 at acquisition	3,787,171	510,064	3,277,107	3,277,107
Real Estate Loans Risk Rated 5 at acquisition	4,596,338	2,242,513	2,353,825	2,353,825
Real Estate Loans Risk Rated 6 at acquisition	25,503,757	15,328,826	10,174,931	10,174,931
Total Real Estate Loans Individually Evaluated	33,887,266	18,081,403	15,805,863	15,805,863
Total Impaired Loans Individually Evaluated	36,270,823	18,740,883	17,529,940	17,529,940

Initial Calculation of Nonaccretable Difference
Contractually required payments receivable	$36,270,823
Less: Cash flows expected to be collected	(17,529,940)
Non-accretable difference	$18,740,883

Initial Calculation of Accretable Yield
Cash flows expected to be collected	$17,529,940
Less: Initial investment	(17,529,940)
Accretable yield	$-

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all acquired impaired loans as of December 31, 2011.

December 31, 2011	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Loans Receivable
Impaired Individually Evaluated
Business Loans Risk Rated 4 at acquisition	$1,617,100	$242,565	$1,374,535	$1,374,535
Business Loans Risk Rated 5 at acquisition	246,775	186,166	60,609	60,609
Business Loans Risk Rated 6 at acquisition	165,839	93,163	72,676	72,676
Total Business Loans Individually Evaluated	2,029,714	521,894	1,507,820	1,507,820
Real Estate Loans Risk Rated 4 at acquisition	3,642,173	494,524	3,147,649	3,147,649
Real Estate Loans Risk Rated 5 at acquisition	4,196,976	2,073,878	2,123,098	2,123,098
Real Estate Loans Risk Rated 6 at acquisition	22,058,392	12,498,854	9,559,538	9,559,538
Total Real Estate Loans Individually Evaluated	29,897,541	15,067,256	14,830,285	14,830,285
Total Impaired Loans Individually Evaluated	31,927,255	15,589,150	16,338,105	16,338,105

Accretable Yield
Beginning Balance April 1, 2011	$-
Accreted to income	(2,060,770)
Reclassification from non-accretable(1)	2,060,770
Ending Balance December 31, 2011	$-

Non-Accretable Yield Discount
Beginning Balance April 1, 2011	$18,740,883
Reclassification to accretable (1)	(2,060,770)
Charged off	(73,653)
Transferred to OREO	(1,017,310)
Ending Balance December 31, 2011	$15,589,150

(1) Represents amounts paid in full on loans, payments on loans with zero balances and an increase in cash flows expected to be collected.

The following table outlines the contractually required payments receivable, cash flows we expect to receive, non-accretable credit adjustments and the accretable yield for all acquired impaired loans as of June 30, 2012.

June 30, 2012	Contractually Required Payments Receivable	Non-Accretable Credit Adjustments	Cash Flows Expected To Be Collected	Loans Receivable
Impaired Individually Evaluated
Business Loans Risk Rated 4 at acquisition	$1,503,652	$225,548	$1,278,104	$1,278,104
Business Loans Risk Rated 5 at acquisition	97,601	87,354	10,247	10,247
Business Loans Risk Rated 6 at acquisition	96,534	57,636	38,898	38,898
Total Business Loans Individually Evaluated	1,697,787	370,538	1,327,249	1,327,249
Real Estate Loans Risk Rated 4 at acquisition	3,569,289	486,499	3,082,790	3,082,790
Real Estate Loans Risk Rated 5 at acquisition	4,050,429	2,027,046	2,023,383	2,023,383
Real Estate Loans Risk Rated 6 at acquisition	18,942,927	11,046,394	7,896,533	7,896,533
Total Real Estate Loans Individually Evaluated	26,562,645	13,559,939	13,002,706	13,002,706
Total Impaired Loans Individually Evaluated	28,260,432	13,930,477	14,329,955	14,329,955

Accretable Yield
Beginning Balance December 31, 2011	$-
Transferred from non-accretable(1)	1,582,026
Accreted to income	(1,582,026)
Ending Balance June 30, 2012	$-

Non-Accretable Yield Discount
Beginning Balance December 31, 2011	$15,589,150
Reclassification to accretable(1)	(1,582,026)
Transferred to OREO	(76,647)
Ending Balance June 30, 2012	$13,930,477

(1) Represents amounts paid in full on loans, payments on loans with zero balances and an increase in cash flows expected to be collected.

The loan portfolio, net of allowance, unearned fees and origination costs, increased $33.8 million or 6.28% to $573.1 million at June 30, 2012 from $539.3 million at December 31, 2011.  Commercial business loans decreased by $8.3 million (7.70%), commercial real estate loans increased by $44.7 million (16.36%), residential real estate loans decreased by $1.6 million (1.64%), real estate construction loans (primarily commercial real estate construction) increased by $226,000 (0.44%) and consumer loans decreased by $922,000 (6.74%) from their respective balances at December 31, 2011.  The loan growth during the period was a direct result of our business development efforts as well as our enhanced presence in our market area.  We saw loan and deposit growth generated from our entire team of lenders, branch personnel and board of directors.  We anticipate the entire team will continue to focus their efforts on business development during the remainder of 2012 and beyond and continue to grow the loan portfolio.  However, the current economic climate may cause slower loan growth.

The loan portfolio, net of allowance, unearned fees and origination costs, increased $239.7 million or 80.01% to $539.3 million at December 31, 2011 from $299.6 million at December 31, 2010.  Commercial business loans increased by $23.6 million (28.26%), commercial real estate loans increased by $119.6 million (77.92%), residential real estate loans increased by $69.6 million (256.83%), real estate construction loans (primarily commercial real estate construction and acquisition and development) increased by $27.3 million (111.89%) and consumer loans increased by $594 thousand (4.54%) from their respective balances at December 31, 2010.  During the twelve months ended December 31, 2011, we received scheduled loan payoffs on construction loans that negatively impacted our loan growth for the period.  The $190.8 million of acquired loans were the primary cause of growth during the period although we also experienced an approximately $50.0 million growth in loans as a result of business development efforts.

The loan portfolio, net of allowance, unearned fees and origination costs, increased $34.6 million or 13.06% to $299.6 million at December 31, 2010 from $265.0 million at December 31, 2009.  Commercial business loans increased by $9.3 million (12.53%), commercial real estate loans increased by $29.5 million (23.79%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $3.7 million (15.81%), real estate construction loans (primarily commercial real estate construction) decreased by $6.5 million (21.04%) and consumer loans decreased by $1.5 million (10.27%) from their respective balances at December 31, 2009.

During 2010, we received scheduled loan payoffs on construction loans that negatively impacted our loan growth for the period.  In spite of these payoffs, we experienced a 13.06% growth in the loan portfolio.  We saw loan and deposit growth generated from our entire team of lenders, branch personnel and board of directors.

The following table summarizes the composition of the loan portfolio by major classifications of loans and percentages at the dated indicated:

	June 30, 2012				December 31, 2011
	Legacy	Acquired	Total		Legacy	Acquired	Total

Real estate
Commercial	$246,557,664	$71,215,773	$317,773,437	55.13%	$200,955,448	$72,145,634	$273,101,082	50.36%
Construction	47,142,055	4,745,568	51,887,623	9.00	42,665,407	8,997,131	51,662,538	9.53
Residential	36,365,627	58,771,320	95,136,947	16.50	31,083,835	65,639,873	96,723,708	17.84
Commercial	84,083,140	14,788,537	98,871,677	17.15	90,795,904	16,329,992	107,125,896	19.75
Consumer	11,258,094	1,494,288	12,752,382	2.21	11,652,628	2,021,397	13,674,025	2.52
	425,406,580	151,015,486	576,422,066	100.00%	377,153,222	165,134,027	542,287,249	100.00%
Allowance for loan losses	(3,641,340)	(468,121)	(4,109,461)		(3,693,636)	(47,635)	(3,741,271)
Deferred loan costs, net	833,526	-	833,526		751,690	-	751,690
	$422,598,766	$150,547,365	$573,146,131		$374,211,276	$165,086,392	$539,297,668

Loan Portfolio
(Dollars in thousands)
December 31,	2010		2009		2008		2007

Real Estate
Commercial	$153,527	57.50%	$124,002	46.44%	$110,826	47.63%	$96,018	47.26%
Construction	24,378	9.13	30,872	11.56	23,422	10.07	21,905	10.78
Residential	27,081	10.14	23,350	8.74	12,820	5.51	11,227	5.53
Commercial	83,523	31.28	74,175	27.78	69,961	30.07	55,513	27.32
Consumer	13,080	4.90	14,622	5.48	15,638	6.72	18,528	9.11
	301,589	112.95%	267,021	100.00%	232,667	100.00%	203,191	100.00%
Allowance for loan losses	(2,469)		(2,481)		(1,983)		(1,586)
Deferred loan costs, net	486		469		370		337
	$299,606		$265,009		$231,054		$201,942

The following table presents the maturities or re-pricing periods of selected loans outstanding at December 31, 2011:

	Loan Maturity Distribution at December 31, 2011
	1 year or less	1-5 years	After 5 years	Total
	(Dollars in thousands)
Real Estate
Commercial	$54,642	$203,819	$14,640	$273,101
Construction	26,650	20,288	4,724	51,662
Residential	34,505	25,494	36,725	96,724
Commercial	64,338	40,714	2,074	107,126
Consumer	2,107	2,192	9,375	13,674
Total Loans	$182,242	$292,507	$67,538	$542,287

Fixed Rates	$35,275	$72,024	$61,941	$169,240
Variable Rates	146,967	220,483	5,597	373,047
Total Loans	$182,242	$292,507	$67,538	$542,287

Asset Quality

Management performs reviews of all delinquent loans and directs relationship officers to work with customers to resolve potential credit issues in a timely manner.

As outlined below, at June 30, 2012, we have only one construction loan that has an interest reserve included in the commitment amount and where advances on the loan currently pay the interest due, and we had only two construction loans that have an interest reserve included in the commitment amount and where advances on the loan currently pay the interest due at December 31, 2011 and 2010.

Loans With Interest Paid From Loan Advances
(Dollars in thousands)
	June 30,		December 31,
	2012		2011		2010
	# of Borrowers		# of Borrowers		# of Borrowers
Hotels	1	$4,337	1	$2,093	1	$979
Single family acquisition & development	-	-	1	1,418	1	2,336
	1	$4,337	2	$3,511	2	$3,315

At inception, the total loan and commitment amount were equivalent to an appraised 80% or less “as is” or “as developed” loan to value.  We continually monitor these loans and where appropriate have received new appraisals on these properties, additional collateral, a payment on the principal, or have downgraded the risk rating on the loan and increased our loan loss provision accordingly.  In certain cases, these loans have experienced a delay in the project either as a result of delays in receiving regulatory approvals or the borrower has elected to delay the project because the current economic climate has caused real estate values to decline.  Although payments on these loans are current, management monitors their performance closely.

Management has identified additional potential problem loans totaling $6.5 million that are complying with their repayment terms at June 30, 2012.  At December 31, 2011, in addition to the two non-accrual legacy loans and 17 non-accrual acquired loans, there were four legacy loans totaling $744,610 and 22 acquired loans totaling $839,274 that were 30-89 days past due, and one legacy loan past due 90 days or more in the amount of $34,370.  Management identified as of December 31, 2011 an additional 12 potential problem loans totaling $8.6 million.  Management has concerns either about the ability of these borrowers to continue to comply with repayment terms because of the borrower’s potential operating or financial difficulties or the underlying collateral has experienced a decline in value.  These weaknesses have caused management to heighten the attention given to these credits.

Management generally classifies loans as non-accrual when it does not expect collection of full principal and interest under the original terms of the loan or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in our no longer accruing interest on such loan and reversing any interest previously accrued but not collected.  We will generally restore a non-accrual loan to accrual status when the borrower brings delinquent principal and interest payments current and we expect to collect future monthly principal and interest payments.  We recognize interest on non-accrual loans only when received.

At June 30, 2012, we had two borrowers past due 90 or more days, with loans totaling $940,072 that we have not classified as non-accrual.  The first loan matured and the borrower is deceased.  The estate continues to pay the loan as agreed, but is unable to execute documents until the court appoints a trustee.  The borrower on the second loan also continues to pay the loan payments on a monthly basis.  We are currently in process of restructuring this loan.  We do not anticipate that we will incur losses on these loans.

At June 30, 2012, we had three non-accrual legacy loans totaling $1.8 million compared to two legacy loans totaling $1.2 million at December 31, 2011.  At June 30, 2012, we also had five legacy loans on accrual status totaling $778,980 past due 30-89 days.

At June 30, 2012, we had 22 non-accrual acquired loans totaling $4.8 million compared to 22 non-accrual acquired loans totaling $4.6 million at December 31, 2011.  At June 30, 2012, we also had 21 acquired loans on accrual status carried at a total fair value of $1.7 million.

As previously discussed in the provision for loan losses section of this report, at December 31, 2010, we had three loans totaling $2.7 million that were 90 days past due and were classified as non-accrual.  This compares to three loans in the amount of $1.6 million at December 31, 2009 which were 90 days past due and were classified as non-accrual.

The table below outlines the transfer of loans from and to non-accrual status for the six month period ended June 30, 2012:

Non-Accrual Loans
(Dollars in thousands)
	Legacy Loans		Acquired Loans		Total
	# of Borrowers	Loan Balance	# of Borrowers	Loan Balance	Loan Balance

Beginning Balance, December 31, 2011	2	$1,247	17	$4,583	$5,830
Transferred in	2	818	3	1,202	2,020
Payments received		-	(1)	(896)	(896)
Repossessed		-		-	-
Charged off	(1)	(278)		(48)	(326)
Transferred to other real estate owned		-		-	-
Ending balance, June 30, 2012	3	$1,787	19	$4,841	$6,628

The table below outlines the transfer of loans from and to non-accrual status for the twelve month period ended December 31, 2011:

Non-Accrual Loans (Dollars in thousands)
	Legacy Loans		Acquired Loans		Total
	# of Borrowers	Loan Balance	# of Borrowers	Loan Balance	Loan Balance

Beginning Balance, December 31, 2010	3	$2,711		$-	$2,711
Acquired April 1, 2011		-	18	5,357	5,357
Transferred In	1	78	3	395	473.00
Payments received		-	(3)	(1,119)	(1,119)
Repossessed	(1)	(237)		-	(237)
Charged off		(495)		-	(495)
Transferred to other real estate owned	(1)	(810)	(1)	(50)	(860)
Ending balance, December 31, 2011	2	$1,247	17	$4,583	$5,830

Non-Accrual Legacy Loans and Legacy Other Real Estate Owned

At June 30, 2012, we had three non-accrual legacy loans with a total recorded book balance of $1,786,793.  The first non-accrual legacy loan is a residential land acquisition and development loan secured by real estate.  The borrower and guarantor on this loan have filed bankruptcy.  During the first quarter of 2011, we charged $446,980 to the allowance for loan losses and reduced the balance on this loan from $1,616,317 to $1,169,337.  We subsequently identified a potential buyer for this note who had agreed to purchase it at a price slightly lower than the carrying value.  In October of 2011, the prospective purchaser of the promissory note rescinded his offer.  In February 2012, we sold at foreclosure the property that secured the promissory note on this loan and expected to receive ratification of the foreclosure and proceeds from the sale of approximately $970,000 during the first quarter of 2012.  Therefore, during the first quarter of 2012, we charged an additional $200,000 to the allowance for loan losses to properly reflect the net sales proceeds that we expected to receive.  At June 30, 2012, the balance on this loan was $969,337 and the non-accrued interest was $267,641, none of which was included in interest income.  The courts rejected the initial foreclosure. We have subsequently re-foreclosed on the property and received ratification of the sale in the third quarter.  We expect to proceed with the settlement of the sale of this property during the fourth quarter of 2012.

The second non-accrual legacy loan is a commercial real estate loan in the amount of $464,978.  The original purpose of this loan was to purchase a building for use as a fast food franchise.  The borrower on this loan executed a lease on land on which the building that secures this loan was built.  The borrower has closed this facility and has no other available assets.  We transferred this loan to non-accrual status during the first quarter of 2012.  We are currently in negotiations with the landlord of the land and the borrower.  We have received an appraisal that indicates the value of our interest in the property is higher than our loan balance. At this point, we are unable to ascertain the potential loss on this loan.  We have allocated $232,489 of the allowance for loan losses for this loan.  The non-accrued interest on this loan is $14,438.

The third non-accrual legacy loan is a commercial real estate loan in the amount of $352,478.  The borrower’s business has insufficient cash flow to make payments on this loan.  We also transferred this loan to non-accrual status during the first quarter of 2012.  A current appraisal indicates that the value of the real estate that is the collateral for this loan is sufficient to provide payment in full.  We have not allocated any of the allowance for loan losses for this loan.  The non-accrued interest on this loan is $32,190.

At December 31, 2011, we had two non-accrual legacy loans totaling $1,247,312 past due and classified as non-accrual.  The first loan in the amount of $1,169,337 is a residential land acquisition and development loan secured by real estate and described above.  At December 31, 2011, the non-accrued interest on this loan was $212,484, none of which was included in interest income.

The second loan was a commercial loan secured by a blanket lien on the borrower’s assets and a second deed of trust on the guarantors’ personal residence.  The borrower has ceased operations and the collateral has no value.  In the first quarter of 2012, we charged the entire balance due to the allowance for loan losses and have filed a judgment against the guarantors.  At December 31, 2011, we had allocated the entire loan balance to the allowance for loan losses.

At December 31, 2010, we had three loans totaling $2,710,619 past due and classified as non-accrual.  The first loan in the amount of $810,291 is the same loan that we previously reported in our December 31, 2009 and December 31, 2008 financial statements.  At December 31, 2010, we had obtained a “lift stay” on the property and were awaiting ratification of foreclosure.  We received this ratification in January 2011 and transferred this property to OREO.  At December 31, 2010, the non-accrued interest on this loan was $212,937.

The second loan in the amount of $1,616,317 is the residential acquisition and development loan secured by real estate discussed above.  At December 31, 2010, we considered this loan impaired and had allocated $450,000 of the allowance for loan losses to this loan.  At December 31, 2010, the interest not accrued on this loan was $101,867.

The third loan at December 31, 2010 was a luxury boat loan in the amount of $284,011.  The borrower on this loan has also filed bankruptcy.  At December 31, 2010, the interest not accrued on this loan was $3,728.  During the first quarter of 2011, we repossessed the boat, charged $47,261 to the allowance for loan losses and recorded the remaining balance of $236,750 as repossessed property in other assets.  During the fourth quarter of 2011, we sold this boat and recorded a loss in other operating expense of $120,741 on the sale.

At December 31, 2009, we had three loans totaling $1,586,499 past due and classified as non-accrual.  The first loan is the same loan that we reported in our December 31, 2008 financial statements.  During 2009, we received $40,384 in payments on this loan and the balance was $810,291.  In October 2009, the borrower re-entered bankruptcy under Chapter 11 of the United States Bankruptcy Code.  As outlined above, in 2010, we obtained a “lift stay” on the commercial property that secures this loan and proceeded with foreclosure.

Non-Accrual Acquired Loans and Other Real Estate Owned

At June 30, 2012, we had 19 non-accrual acquired loans totaling $4.8 million compared to 24 non-accrual acquired loans totaling $4.6 million at December 31, 2011.  Of these, the borrowers on 15 loans totaling $2.8 million are current according to their contractual terms and are generally making monthly payments, albeit in a slow manner.  The loans were placed on non-accrual by MB&T because of their slow payment history and/or the industry was significantly impacted by the weaknesses in the economy.

At December 31, 2011, we had two borrowers owned by the same individual who had four loans totaling $775,000.  The borrower paid the fair value of these four loans during the first quarter of 2012 and there is no balance remaining in non-accrual.  However, there is still a contractual amount remaining on these loans.  We continue to work with the borrower for full repayment of the contractual amount.

At December 31, 2011 and June 30, 2012, we had one borrower with one note secured by commercial real estate and the fair value of the loan is $300,000.  We plan to foreclose on this property during the fourth quarter of 2012.  The fair value is equivalent to our assessment of the current value of the real estate less any carrying costs or expenses to sell.

At December 31, 2011 and June 30, 2012, we had one borrower with a loan secured by commercial real estate and the fair value of the loan is $250,000.  The borrower has filed a new bankruptcy plan and we are receiving payments from the bankruptcy court.  The fair value is equivalent to our assessment of the current value of the real estate less any carrying costs or expenses to sell.

At December 31, 2011 and June 30, 2012, we had a loan in the amount of $347,474 that was transferred to non-accrual during the fourth quarter of 2011.  Commercial real estate secures this loan and the fair value of the loan, as of June 30, 2012, is $317,873. We were awarded a confess judgment against the borrower and are working towards foreclosure of the property.  The fair value is equivalent to our assessment of the current value of the real estate less any carrying cost or expenses to sell.

We transferred another loan to non-accrual status during the fourth quarter of 2011.  This loan was unsecured and the fair value of the loan was $47,635.  We charged this loan to the allowance for loan losses during the first quarter of 2012.

During the first quarter of 2012, we transferred three acquired loans totaling $1.2 million for two borrowers to non-accrual status.  The first acquired loan is to one borrower who had two loans totaling $936,243.  This borrower is the same borrower discussed above in the legacy non-accrual loans.  The original purpose of the loans was to purchase and equip a building for use as a fast food franchise.  The borrower on these loans executed a lease on land on which the building that secures this loan was built.  The borrower has closed this facility and has no other available assets.  We have completed negotiations with the landlord and are attempting to locate a tenant to occupy this facility.  We have received an appraisal that indicates the value of our interest is greater than the book value of the loan.  At this point, we are unable to ascertain the potential loss on this loan.  We have allocated $468,123 of the allowance for loan losses for these loans.

The borrower on the third loan transferred during the first quarter of 2012 to non-accrual status is a loan secured by commercial real estate and four residential lots with a fair value of $241,624.  This loan has matured.  We are in litigation with the borrower.  Assuming we prevail in litigation, we anticipate we will receive payment in full either by foreclosing on the collateral and selling the properties or through receipt of payment from the borrower.

During the second quarter of 2012, we transferred an acquired loan in the amount of $23,669 to non-accrual status.  The borrower has filed for bankruptcy and we have charged this loan off.

We classify any property acquired as a result of foreclosure on a mortgage loan as “other real estate owned,” or “OREO,” and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the property at the lower of cost or net realizable value.   We charge any required write down of the loan to its net realizable value against the allowance for loan losses at the time of foreclosure.  We charge to expense any subsequent adjustments to net realizable value.  Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis.

As required by ASC Topic 310-Receivables and ASC Topic 450-Contingencies, we measure all impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  If the measure of the impaired loan is less than the recorded investment in the loan, we recognize impairment through a valuation allowance and corresponding provision for loan losses.  Old Line Bank considers consumer loans as homogenous loans and thus does not apply the impairment test to these loans.  We write off impaired loans when collection of the loan is doubtful.

At December 31, 2011, we had four legacy accruing TDRs totaling $5.2 million and two acquired TDRs totaling $154,088.  Three of the legacy accruing TDRs became TDRs during the twelve month period ended December 31, 2011.  Two of these legacy TDRs were the result of providing the borrower with payment of interest only for a period of time at the end of which they would return to their original contractually required payments.  One of the TDRs was the result of reduction in the interest rate assessed on the loan.  The acquired TDRs occurred as a result of the acquisition of MB&T on April 1, 2011, and were both provided payment deferrals by MB&T.

At June 30, 2012, we had one legacy TDR totaling $499,122.  During the six month period, we received payment in full on one TDR totaling $282,862.  Two TDRs totaling $4.4 million had returned to their contractually required payments of principal and interest. The borrower had paid as agreed for six months and we removed them from TDR status.  We received payments of $798 on the acquired TDRs during the six month period.  There were no other changes to TDRs for the six month period.

We factor our TDRs into our allowance for loan losses by individually evaluating each TDR for impairment and including any required amounts in the respective portfolio’s segment for the allowance for loan losses.  At December 31, 2012, $334,137 of the allowance for loan losses was attributable to TDRs.  As a result of the reduction in TDRs at June 30, 2012, we had reduced the allocation for TDRs included in the allowance for loan losses to $25,000.

The tables below present a breakdown of the aging analysis of loans, the recorded investment and unpaid principal balance of impaired loans, loans on non-accrual status and TDRs as of June 30, 2012 and December 31, 2011.

Age Analysis of Past Due Financing Receivables (Loans)
	June 30, 2012			December 31, 2011
	Legacy	Acquired	Total	Legacy	Acquired	Total
Current	$420,820,568	$144,507,768	$565,328,336	$375,126,930	$159,711,725	$534,838,655
Accruing past due loans:
30-59 days past due
Real estate	1,470,732	425,107	1,895,839	421,805	474,651	896,456
Commercial	439,768	237,115	676,883	-	-	-
Consumer	-	42,124	42,124	-	22,698	22,698
Total 30-59 days past due	1,910,500	704,346	2,614,846	421,805	497,349	919,154
60-89 days past due
Real estate	888,719	-	888,719	311,762	338,431	650,193
Commercial	-	20,993	20,993	11,043	-	11,043
Consumer	-	699	699	-	3,494	3,494
Total 60-89 days past due	888,719	21,692	910,411	322,805	341,925	664,730
90 or more days past due
Consumer	-	940,072	940,072	34,370	-	34,370
Total accruing past due loans	2,799,219	1,666,110	4,465,329	778,980	839,274	1,618,254
Recorded Investment Non-accruing past due loans 90 or more days past due:
Real estate:
Commercial	817,456	2,431,806	3,249,262	-	2,288,900	2,288,900
Construction	969,337	850,000	1,819,337	1,169,337	1,184,146	2,353,483
Residential	-	1,300,661	1,300,661	-	1,019,942	1,019,942
Commercial	-	259,141	259,141	77,975	90,039	168,014
Consumer	-	-	-	-	-	-
Total Recorded Investment Non-accruing past due loans 90 or more days past due:	1,786,793	4,841,608	6,628,401	1,247,312	4,583,027	5,830,339
Total Financing Receivables (Loans)	425,406,580	151,015,486	576,422,066	377,153,222	165,134,026	542,287,248

Impaired Loans
For the six months ended June 30, 2012
Legacy	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Real Estate
Commercial	$352,478	$352,478	$-	$352,478
Construction	969,337	1,616,317	-	969,337
Residential	-	-	-	-
Commercial	-	-	-	-
Consumer	-	-	-	47,557
With an allowance recorded:
Real Estate
Commercial	464,978	464,978	232,489	464,978
Construction	-	-	-	-
Residential	499,122	499,122	25,000	499,122
Commercial	-	-	-	-
Consumer	-	-	-	-
Total legacy impaired	2,285,915	2,932,895	257,489	2,333,472

Acquired (1)
With no related allowance recorded:
Real Estate
Commercial	1,715,806	4,924,834	-	1,726,435
Construction	850,000	4,294,266	-	1,015,929
Residential	1,453,509	3,047,080	-	1,328,138
Commercial	38,898	174,747	-	260,018
Consumer	442	442	-	781

With an allowance recorded:
Real Estate
Commercial	716,000	716,000	358,000	716,000
Construction	-	-	-	-
Residential	-	-	-	-
Commercial	220,243	220,243	110,121	220,243
Consumer	-	-	-	-
Total acquired impaired	4,994,898	13,377,612	468,121	5,267,544
Total all impaired	$7,280,813	$16,310,507	$725,610	$7,601,016

(1)
Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of an impaired loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceeds our cash flow expectations or payment in full of amounts due even though we classify them as non-accrual.

We consider all non-performing loans and TDRs impaired.  We do not recognize interest income on non-performing loans during the time period that the loans are non-performing on either a cash or accrual basis.  We only recognize interest income on non-performing loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.  The accrued interest on impaired loans was immaterial.

Loans on Non-accrual Status
	June 30, 2012				December 31, 2011
	# of Borrowers	Unpaid Principal Balance	Recorded Investment	Interest Not Accrued	# of Borrowers	Unpaid Principal Balance	Recorded Investment	Interest Not Accrued
Legacy
Real Estate
Commercial	2	$817,456	$817,456	$46,627	-	$-	$-	$-
Construction	1	1,616,317	969,337	267,641	1	1,616,317	1,169,337	212,484
Residential	-	-	-	-	-	-	-	-
Commercial	-	-	-	-	1	77,975	77,975	1,735
Consumer	-	-	-	-	-	-	-	-
Total non-accrual loans	3	2,433,773	1,786,793	314,268	2	1,694,292	1,247,312	214,219

Acquired (1)
Real Estate
Commercial	7	5,640,834	2,431,806	870,081	7	6,417,444	2,288,900	1,164,630
Construction	3	4,294,266	850,000	705,281	2	2,815,452	1,184,146	255,560
Residential	6	2,894,232	1,300,661	388,346	4	2,606,151	1,019,942	241,093
Commercial	3	394,990	259,141	51,468	4	327,414	90,039	33,041
Consumer	-	-	-	-	-	-	-	-
Total non-accrual loans	19	13,224,322	4,841,608	2,015,176	17	12,166,461	4,583,027	1,694,324
Total all non-accural loans	22	$15,658,095	$6,628,401	$2,329,444	19	$13,860,753	$5,830,339	$1,908,543

(1)
Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our cash flow expectations or payment in full of amounts due even though we classify them as non-accrual.

Troubled Debt Restructurings
	June 30, 2012			December 31, 2011
Accruing Troubled Debt Restructurings	# of Contracts	Pre-Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment	# of Contracts	Pre-Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment
Legacy
Real Estate	1	$499,122	$499,122	3	$5,037,879	$5,037,879
Consumer	-	-	-	1	142,671	142,671
Acquired
Real Estate	1	152,848	152,848	1	152,848	152,848
Consumer	1	1,346	442	1	1,346	1,240
Total Troubled Debt Restructurings	3	$653,316	$652,412	6	$5,334,744	$5,334,638

We have no non-accruing TDRs.

The table below presents non-accrual and past due loans as of December 31, 2010 and 2009.

Legacy
Non-Accrual and Past Due Loans
	December 31, 2010			December 31, 2009
	# of Borrowers	Principal Balance	Interest Not Accrued	# of Borrowers	Principal Balance	Interest Not Accrued
Real Estate
Commercial	2	$2,426,608	$314,804	3	$1,586,499	$190,701
Construction		-	-		-	-
Residential		-	-		-	-
Commercial		-	-		-	-
Consumer	1	284,011	3,728	1	-	-
Total non-performing loans	3	$2,710,619	$318,532	4	$1,586,499	$190,701

Accruing past due loans:
30-89 days past due		$-		2	$581,018
90 or more days past due		-			-
Total accruing past due loans		$-			$581,018
(1) We do not recognize interest income on non-performing loans during the time period that the loans are non-performing on either a cash or accrual basis.  We only recognize interest income on non-performing loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.

Bank owned life insurance

We have invested $16.6 million in life insurance policies on our executive officers, other officers of the Bank, and retired officers of MB&T.  We anticipate the earnings on these policies will contribute to our employee benefit expenses as well as our obligations under our Salary Continuation Agreements and Supplemental Life Insurance Agreements that we entered into with our executive officers in January 2006 as well as that MB&T had entered into with its executive officers.  During the first six months of 2012, the cash surrender value of the insurance policies increased by $228,359 as a result earnings on these policies.  There are no post retirement death benefits associated with the BOLI policies owned by Old Line Bank prior to the acquisition of MB&T. We have accrued a $213,470 liability associated with the post retirement death benefits of the BOLI policies acquired from MB&T.

Prepaid Pension

MB&T had an employee pension plan (MB&T Pension Plan) that was frozen on June 9, 2003 and no additional benefits accrued subsequent to that date.  We have notified all plan participants that we have terminated this plan effective August 1, 2011.  We have liquidated the securities in the plan and on October 1, 2012 completed the distribution of all plan assets.  During the fourth quarter, we will complete the transfer of the excess plan assets of approximately $200,000 to the Old Line Bank 401-K plan and record a 401-K expense of approximately $200,000 to record this transfer.  We will also record a pension expense of approximately $800,000 and record a reduction of approximately $400,000 to the deferred tax liability associated with the pension obligation.  Additional information related to the status of this plan can be found in Note 15 of our audited financial statements.

Other Real Estate Owned

As a result of the acquisition of Maryland Bankcorp, we have segmented the OREO into two components, real estate obtained as a result of loans originated by Old Line Bank (legacy) and other real estate acquired from MB&T or obtained as a result of loans originated by MB&T (acquired).  We are currently aggressively either marketing these properties for sale or improving them in preparation for sale.  During the six months ended June 30, 2012, we sold four properties and recorded gains on these sales of $159,213.  The following outlines the transactions recorded on OREO during the six months ended June 30, 2012.

Other Real Estate Owned
	Legacy	Acquired	Total
Beginning balance	$1,871,832	$2,132,777	$4,004,609
Transferred in	-	191,921	191,921
Investment in improvements	-	15,525	15,525
Write down in value	(220,000)	(61,000)	(281,000)
Sales	(604)	(439,271)	(439,875)
Total end of period	$1,651,228	$1,839,952	$3,491,180

During the twelve months ended December 31, 2011, we sold three properties and recorded gains on these sales of $248,005.  The following outlines the transactions in OREO during the twelve months ended December 31, 2011.

Other Real Estate Owned
	Legacy	Acquired	Total
Beginning balance	$1,153,039	$-	$1,153,039
Acquired April 1, 2011	-	1,834,451	1,834,451
Transferred in	825,290	289,000	1,114,290
Investment in improvements	-	88,965	88,965
Write down in value	(100,000)		(100,000)
Sales	(6,497)	(79,639)	(86,136)
Total December 31, 2011	$1,871,832	$2,132,777	$4,004,609

Goodwill

During the second quarter of 2011, we recorded goodwill of $116,723 associated with the acquisition of Maryland Bankcorp.  This amount represented the difference between the estimated fair value of tangible and intangible assets acquired and liabilities assumed at acquisition date.  During the third quarter of 2011, the goodwill increased $25,000 as a result of additional liabilities that we identified during the period.  During the fourth quarter of 2011, we received a valuation of the pension plan asset at acquisition date and at December 31, 2011.  As a result of this valuation, in the fourth quarter of 2011, we recorded a $492,067 increase to goodwill to reflect the costs incurred by the pension plan as of the acquisition date.  During the third quarter of 2012, we evaluated goodwill for impairment as required by the accounting guidance and there was no impairment.

Core Deposit Intangible

As a result of the acquisition of Maryland Bankcorp, during the second quarter of 2011, we recorded a core deposit intangible of $5.0 million.  This amount represented the premium that we paid to acquire MB&T’s core deposits over the fair value of such deposits.  We will amortize the core deposit intangible on an accelerated basis over its estimated useful life of 18 years.  The core deposit intangible was $4.0 million at June 30, 2012 and $4.4 million at December 31, 2011.

Deposits

We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively.

At June 30, 2012, the deposit portfolio had increased to $719.6 million, a $28.8 million or 4.17% increase over the December 31, 2011 level of $690.8 million.  Non-interest bearing deposits increased $16.5 million during the period to $186.6 million from $170.1 million primarily because we established new relationships during the period and expanded upon existing ones.  Interest-bearing deposits rose $12.3 million to $533.0 million from $520.6 million.  The increase in interest bearing deposits was primarily the result of increased depository relationships with local municipalities and state organizations, with the vast majority placed in reciprocal deposits obtained through the Promontory Interfinancial Network.

We acquire brokered certificate of deposits through the Promontory Interfinancial Network (Promontory).  Through this deposit matching network and its certificate of deposit account registry service (CDARS) and money market account service, we have the ability to offer our customers access to FDIC insured deposit products in aggregate amounts exceeding current insurance limits.  When we place funds through Promontory on behalf of a customer, we receive matching deposits through the network’s reciprocal deposit program.  We can also place deposits through this network without receiving matching deposits.  At June 30, 2012, we had $35.2 million in CDARS and $29.7 million in money market accounts through Promontory’s reciprocal deposit program compared to $24.8 million and $14.1 million, respectively, at December 31, 2011 and $21.1 million and $5.7 million, respectively, at December 31, 2010.  At June 30, 2012, we had received $30.2 million in deposits through the Promontory network that were not reciprocal deposits compared to $52.0 million at December 31, 2011.  We had no other brokered certificates of deposit as of June 30, 2012, December 31, 2011 and December 31, 2010.  We expect that we will continue to use brokered deposits as an element of our funding strategy when required to maintain an acceptable loan to deposit ratio.

The following table outlines the increase in interest bearing deposits during the six months ended June 30, 2012:

	June 30,	December 31,
	2012	2011	$ Change	% Change
	(Dollars in thousands)
Certificates of deposit	$328,586	$336,068	$(7,482)	(2.23	) %
Interest bearing checking	141,768	123,907	17,861	14.41
Savings	62,602	60,654	1,948	3.21
Total	$532,956	$520,629	$12,327	2.37%

At December 31, 2011, the deposit portfolio had grown to $690.8 million, a $350.3 million or 102.88% increase over the December 31, 2010 level of $340.5 million.  Non-interest bearing deposits increased $102.6 million during the period to $170.1 million from $67.5 million primarily due to the acquisition of MB&T, the establishment of new customer demand deposit accounts and expansion of existing demand deposit accounts.  Interest-bearing deposits grew $247.6 million to $520.6 million from $273.0 million.  The growth in interest bearing deposits was the result of the acquisition of MB&T, expansion of existing customer relationships and new customers.

At December 31, 2010, the deposit portfolio had grown to $340.5 million, a $54.2 million or an 18.93% increase over the December 31, 2009 level of $286.3 million.  Non-interest bearing deposits increased $26.6 million during the period to $67.5 million from $40.9 million primarily due to the establishment of new customer demand deposit accounts and expansion of existing demand deposit accounts.  Interest bearing deposits grew $27.5 million to $273.0 million from $245.5 million.  Approximately $27.5 million of the increase was in money market accounts and $1.9 million was in savings accounts.  These increases were offset by a $1.9 million decrease in certificates of deposit.  The growth in these categories was the result of expansion of existing customer relationships, the new money market accounts provided through Promontory as discussed above and new customers.

The following table outlines the growth in interest bearing deposits during 2011:

December 31,	2011	2010	$ Change	% Change
	(Dollars in thousands)
Certificates of deposit	$336,068	$192,530	$143,538	74.55%
Interest bearing checking	123,907	70,998	52,909	74.52%
Savings	60,654	9,504	51,150	538.19%
Total	$520,629	$273,032	$247,597	90.68%

The following is a summary of the maturity distribution of certificates of deposit as of December 31, 2011.

	Certificate of Deposit Maturity Distribution
	December 31, 2011
	Three Months or Less	Three Months to Twelve Months	Over Twelve Months	Total
	(Dollars in thousands)
Certificates of deposit
Less than $100,000	$17,102	$52,847	$60,529	$130,478
Greater than or equal to $100,000	76,698	71,665	57,228	205,591
Total	$93,800	$124,512	$117,757	$336,069

Borrowings

Old Line Bancshares has available a $3 million unsecured line of credit.  Old Line Bank has available lines of credit, including overnight federal funds and repurchase agreements from its correspondent banks totaling $24.5 million as of June 30, 2012 and December 31, 2011.  Old Line Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $230.8 million at June 30, 2012.  As a condition of obtaining the line of credit from the FHLB, the FHLB requires that Old Line Bank purchase shares of capital stock in the FHLB.  Prior to allowing Old Line Bank to borrow under the line of credit, the FHLB also requires that Old Line Bank provide collateral to support borrowings.  Therefore, we have provided collateral to support up to $73.0 million of borrowings.  Of this, we had borrowed $10.0 million at June 30, 2012 and December 31, 2011.  We may increase availability by providing additional collateral.

Short-term borrowings consisted of short-term promissory notes issued to Old Line Bank’s customers.  Old Line Bank offers its commercial customers an enhancement to the basic non-interest bearing demand deposit account. This service electronically sweeps excess funds from the customer’s account into a short term promissory note with Old Line Bank.  These obligations are payable on demand, are secured by investments or are unsecured, re-price daily and have maturities of one to 270 days.  At December 31, 2011, Old Line Bank had $7.7 million outstanding in these short term unsecured promissory notes with an average interest rate of 0.20% and $20.9 million outstanding in secured promissory notes with an average interest rate of 0.50%.  We recorded these secured promissory notes with the acquisition of MB&T.  At June 30, 2012, Old Line Bank had $7.9 million outstanding in short term unsecured promissory notes with an average interest rate of 0.20% and $24.1 million in secured promissory notes with an average interest rate of 0.40%.  At December 31, 2011, Old Line Bank had $7.7 million outstanding in these short term unsecured promissory notes with an average interest rate of 0.20% and $20.9 million outstanding in secured promissory notes with an average interest rate of 0.50%.  We recorded these secured promissory notes with the acquisition of MB&T.  At December 31, 2010, Old Line Bank had $5.7 million outstanding with an average interest rate of 0.50%.

At June 30, 2012 and December 31, 2011 and 2010, Old Line Bank had two advances in the amount of $5.0 million each, from the FHLB totaling $10.0 million.

On December 12, 2007, Old Line Bank borrowed $5.0 million from the FHLB.  The interest rate on this advance is 3.3575% and interest is payable on the 12th day of each March, June, September and December, commencing on March 12, 2008.  On December 12, 2008, or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance to a fixed rate three (3) month LIBOR.  The maturity date on this advance is December 12, 2012.

On December 19, 2007, Old Line Bank borrowed an additional $5.0 million from the FHLB.  The interest rate on this borrowing is 3.119% and is payable on the 19th day of each month.  On January 22, 2008 or any interest payment date thereafter, the FHLB has the option to convert the interest rate on this advance from a fixed rate to a one (1) month LIBOR based variable rate.  This borrowing matures on December 19, 2012.

The following table outlines our borrowings as of June 30, 2012, December 31, 2011 and December 31, 2010 (000’s):

Borrowings
	June 30,			December 31,
	2012			2011			2010
	Amount	Rate	Maximum Amount Borrowed During Any Month End Period	Amount	Rate	Maximum Amount Borrowed During Any Month End Period	Amount	Rate	Maximum Amount Borrowed During Any Month End Period
Short term promissory notes	$7,887	0.20%	$8,845	$7,785	0.30%	$12,272	$5,669	0.50%	$28,790
Repurchase agreements	24,068	0.40%	24,068	20,888	0.50%	22,980	-		-
FHLB advance due Dec. 2012	5,000	3.36%	5,000	5,000	3.36%	5,000	-		-
FHLB advance due Dec. 2012	5,000	3.12%	5,000	5,000	3.12%	5,000	-		-
Total short term borrowings	$41,955		$42,913	$38,673		$45,252	$5,669		$28,790

FHLB advance due Dec. 2012	-			-			5,000	3.36%
FHLB advance due Dec. 2012	-			-			5,000	3.12%
Senior note, fixed at 6.28%	6,239	6.28%		6,284	6.28%		6,372	6.28%
Total long term borrowings	$6,239			$6,284			$16,372

On August 25, 2006, Pointer Ridge entered into an Amended and Restated Promissory Note in the principal amount of $6.6 million.  This loan accrues interest at a rate of 6.28% through September 5, 2016.  After September 5, 2016, the rate adjusts to the greater of (i) 6.28% plus 200 basis points or (ii) the Treasury Rate (as defined in the Amended Promissory Note) plus 200 basis points.  At June 30, 2012 and December 31, 2011, Pointer Ridge had borrowed $6.2 million under the Amended Promissory Note.  We have guaranteed to the lender payment of up to 62.50% of the loan payment plus any costs the lender incurs resulting from any omissions or alleged acts or omissions by Pointer Ridge arising out of or relating to misapplication or misappropriation of money, rents received after an event of default, waste or damage to the property, failure to maintain insurance, fraud or material misrepresentation, filing of bankruptcy or Pointer Ridge’s failure to maintain its status as a single purpose entity.

For additional information about our borrowings, see Notes 11 and 12 to our consolidated financial statements.

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

A principal objective of Old Line Bank’s asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest earning assets and interest bearing liabilities.  The Asset and Liability Committee of the board of directors oversees this review.

The Asset and Liability Committee establishes policies to control interest rate sensitivity.  Interest rate sensitivity is the volatility of a bank’s earnings resulting from movements in market interest rates.  Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity.  Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy.  Old Line Bank’s asset/liability policy’s goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments.  Management makes adjustments to the mix of assets and liabilities periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank’s assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap.  An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates.  The interest rate sensitivity gap is the difference between interest earning assets and interest bearing liabilities scheduled to mature or re-price within such time period.  A positive gap occurs when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities.  A negative gap occurs when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.  During a period of rising interest rates, a negative gap tends to adversely affect net interest income, while a positive gap tends to result in an increase in net interest income.  During a period of declining interest rates, a negative gap tends to result in an increase in net interest income, while a positive gap tends to adversely affect net interest income.  If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

Old Line Bank currently has a positive gap over the short term, which suggests that the net yield on interest earning assets may increase during periods of rising interest rates.  However, a simple interest rate “gap” analysis by itself may not be an accurate indicator of how changes in interest rates will affect net interest income.  Changes in interest rates may not uniformly affect income associated with interest earning assets and costs associated with interest bearing liabilities.  In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income.  Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates.  Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates.  In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.  The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

Liquidity

Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff.  Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines.  As outlined in the Borrowings discussion of this section of this joint proxy statement/prospectus, we have credit lines, unsecured and secured, available from several correspondent banks totaling $27.5 million.  Additionally, we may borrow funds from the FHLB and the Federal Reserve Bank of Richmond.  We can use these credit facilities in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary.  We can also sell available for sale investment securities or pledge investment securities as collateral to create additional liquidity.  From time to time we may sell or participate out loans to create additional liquidity as required.  Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.

Our immediate sources of liquidity are cash and due from banks, federal funds sold and time deposits in other banks.  On June 30, 2012, we had $37.5 million in cash and due from banks, $122,824 in interest bearing accounts, and $508,150 in federal funds sold.  As of December 31, 2011, we had $43.3 million in cash and due from banks, $119,235 in interest bearing accounts and $83,114 in federal funds sold.  As of December 31, 2010, we had $14.3 million in cash and due from banks, $109,170 in interest bearing accounts, $180,536 in federal funds sold and other overnight investments and $297,000 in time deposits in other banks.

Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits.  We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit.  Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank’s inability to meet anticipated or unexpected liquidity needs.

During the recent period of turmoil in the financial markets, some institutions experienced large deposit withdrawals that caused liquidity problems.  We did not have any significant withdrawals of deposits or any liquidity issues.  Although we plan for various liquidity scenarios, if there is turmoil in the financial markets or our depositors lose confidence in us, we could experience liquidity issues.

Capital

Our stockholders’ equity amounted to $71.7 million at June 30, 2012, $68.5 million at December 31, 2011 and $37.7 million at December 31, 2010.  We are considered “well capitalized” under the risk-based capital guidelines adopted by the Federal Reserve.  Stockholders’ equity increased during the six month period ended June 30, 2012 primarily because of net income available to common stockholders of $3.8 million and the $85,860 adjustment for stock based compensation awards.  These items were partially offset by the $546,280 common stock cash dividend and the $104,372 after tax unrealized loss on available for sale securities.  Stockholders’ equity increased during the twelve month period ended December 31, 2011 primarily because of the capital received in the acquisition of Maryland Bankcorp of $17.8 million, the $6.3 million in capital received in the private placement in January of 2011, net income attributable to Old Line Bancshares, Inc. of $5.4 million, the $132,661 adjustment for stock based compensation awards, the $40,788 received from stock options exercised and the $2.1 million after tax unrealized gain on available for sale securities.  These items were partially offset by the $821,497 common stock cash dividend and the $22,340 unrealized loss on the pension fund.

The following table shows Old Line Bancshares, Inc.’s regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be “well capitalized.”  For a discussion of these capital requirements, see “Business of Old Line Bank – Supervision and Regulation – Capital Adequacy Guidelines.”

Risk Based Capital Analysis
(Dollars in thousands)

December 31,	2011	2010	2009

Tier 1 Capital
Preferred and common stock	$68	$39	$39
Additional paid-in capital	53,489	29,207	29,034
Retained earnings	12,094	7,535	6,498
Less: disallowed assets	5,054	-	-
Total Tier 1 Capital	60,597	36,781	35,571

Tier 2 Capital:
Allowance for loan losses	3,741	2,468	2,482
Total Risk Based Capital	$64,338	$39,249	$38,053

Risk weighted assets	$571,434	$317,029	$277,989

				Regulatory Minimum	To be Well Capitalized
Capital Ratios:
Tier 1 risk based capital ratio	10.6%	11.6%	12.8%	4.0%	6.0%
Total risk based capital ratio	11.3%	12.4%	13.7%	8.0%	10.0%
Leverage ratio	7.8%	9.2%	10.0%	4.0%	5.0%

Return on Average Assets and Average Equity

The ratio of net income to average equity and average assets and certain other ratios are as follows:

	June 30,	December 31,
	2012	2011	2010	2009
		(Dollars in thousands)

Average total assets	$814,916	$677,529	$394,022	$341,973

Average equity	57,422	57,442	36,329	39,010

Net income attributable to Old Line Bancshares, Inc.	3,785	5,380	1,503	2,036

Cash dividends declared-common stock	546	821	466	463

Dividend payout ratio for period	14.43%	15.27%	31.00%	22.74%

Return on average assets	0.79%	0.79%	0.38%	0.60%

Return on average equity	11.59%	9.37%	4.14%	5.22%

Average stockholders’ equity to
average total assets	8.05%	8.48%	9.22%	11.41%
Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements

Old Line Bancshares is a party to financial instruments with off-balance sheet risk in the normal course of business.  These financial instruments primarily include commitments to extend credit, lines of credit and standby letters of credit.  Old Line Bancshares uses these financial instruments to meet the financing needs of its customers.  These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk.  These commitments do not represent unusual risks and management does not anticipate any losses which would have a material effect on Old Line Bancshares.  Old Line Bancshares also has operating lease obligations.

Outstanding loan commitments and lines and letters of credit at June 30, 2012 and December 31, 2011, 2010 and 2009, are as follows:

	June 30,	December 31,
	2012	2011	2010	2009
		(Dollars in thousands)

Commitments to extend credit and available credit lines:
Commercial	$45,759	$46,966	$34,485	$21,153
Construction	24,475	21,398	11,512	14,573
Consumer	13,819	13,195	7,256	9,015
	$84,053	$81,559	$53,253	$44,741

Standby letters of credit	$11,780	$8,226	$7,901	$3,883

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Old Line Bancshares generally requires collateral to support financial instruments with credit risk on the same basis as it does for on balance sheet instruments. The collateral is based on management's credit evaluation of the counter party. Commitments generally have interest rates fixed at current market rates, expiration dates or other termination clauses and may require payment of a fee.  Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition.  These lines generally have variable interest rates.  Since many of the commitments are expected to expire without being drawn upon, and since it is unlikely that all customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements.  We evaluate each customer's credit worthiness on a case by case basis. We regularly reevaluate many of our commitments to extend credit.  Because we conservatively underwrite these facilities at inception, we generally do not have to withdraw any commitments.  We are not aware of any loss that we would incur by funding our commitments or lines of credit.

Commitments for real estate development and construction, which totaled $24.5 million, or 29.12% of the $84.1 million of outstanding commitments at June 30, 2012 and $21.4 million, or 26.23% of the $81.6 million at December 31, 2011, are generally short term and turn over rapidly with principal repayment from permanent financing arrangements upon completion of construction or from sales of the properties financed.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party.  Our exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  In general, loan commitments, credit lines and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans.  We evaluate each customer’s credit worthiness and the collateral required on a case by case basis.

We have various financial obligations, including contractual obligations and commitments.  The following table presents, as of December 31, 2011 significant fixed and determinable contractual obligations to third parties by payment date.

Contractual Obligations
(Dollars in thousands)

	Within one year	One to three years	Three to five years	Over five years	Total

Non-interest bearing deposits	$170,138	$-	$-	$-	$170,138
Interest bearing deposits	382,655	122,435	15,539	-	520,629
Short term borrowings	38,673	-	-	-	38,673
Long term borrowings	94	208	5,982	-	6,284
Purchase obligations	2,807	2,095	1,947	5,842	12,691
Operating leases	1,372	2,510	2,491	10,365	16,738
Total	$595,739	$127,248	$25,959	$16,207	$765,153

Our operating lease obligations represent rental payments for 13 branches, four loan production offices and our main office.  We lease our main office and our Bowie branch location from Pointer Ridge.  We have excluded 62.50% of these lease payments in consolidation.  The interest bearing obligations include accrued interest.  Purchase obligations amounts represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding.  In 2012, the purchase obligations amounts include principal and interest due on participation loans, estimated obligations under data processing contracts, income tax payable and accounts payable for goods and services.  In subsequent years, the purchase obligations amounts primarily relate to estimated obligations under data processing contracts.

Reconciliation of Non-GAAP Measures

Below is a reconciliation of the fully tax equivalent adjustments and the accounting principles generally accepted in the United States (“GAAP”) basis information presented for Old Line Bancshares in this joint proxy statement/prospectus:

Three months ended June 30, 2012

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$8,463,386	4.67%	4.47%
Tax equivalent adjustment
Federal funds sold	1	-	-
Investment securities	224,794	0.12	0.12
Loans	86,843	0.05	0.05
Total tax equivalent adjustment	311,638	0.17	0.17
Tax equivalent interest yield	$8,775,024	4.84%	4.64%

Three months ended June 30, 2011

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$7,471,174	4.57%	4.30%
Tax equivalent adjustment
Federal funds sold	-	-	-
Investment securities	121,322	0.07	0.08
Loans	30,334	0.02	0.02
Total tax equivalent adjustment	151,656	0.09	0.10
Tax equivalent interest yield	$7,622,830	4.66%	4.40%

Six months ended June 30, 2012

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$16,225,798	4.52%	4.32%
Tax equivalent adjustment
Federal funds sold	-	-	-
Investment securities	388,015	0.11	0.11
Loans	164,281	0.05	0.05
Total tax equivalent adjustment	552,296	0.15	0.16
Tax equivalent interest yield	$16,778,094	4.67%	4.48%

Six months ended June 30, 2011

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$11,058,437	4.35%	4.08%
Tax equivalent adjustment
Federal funds sold	-	-	-
Investment securities	132,804	0.06	0.06
Loans	57,603	0.02	0.02
Total tax equivalent adjustment	190,407	0.08	0.08
Tax equivalent interest yield	$11,248,844	4.43%	4.16%

Twelve months ended December 31, 2011

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$27,101,342	4.52%	4.31%
Tax equivalent adjustment
Federal funds sold	1	-	-
Investment securities	377,848	0.06	0.06
Loans	170,830	0.03	0.03
Total tax equivalent adjustment	548,679	0.09	0.09
Tax equivalent interest yield	$27,650,021	4.61%	4.40%

Twelve months ended December 31, 2010

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$13,566,068	3.82%	3.57%
Tax equivalent adjustment
Federal funds sold	3	-	-
Investment securities	47,642	0.01	0.01
Loans	112,797	0.03	0.03
Total tax equivalent adjustment	160,442	0.04	0.04
Tax equivalent interest yield	$13,726,510	3.86%	3.61%

Twelve months ended December 31, 2009

	Net Interest Income	Yield	Net Interest Spread
GAAP net interest income	$11,516,002	3.73%	3.39%
Tax equivalent adjustment
Federal funds sold	1
Investment securities	59,779	0.02	0.02
Loans	66,590	0.02	0.02
Total tax equivalent adjustment	126,370	0.04	0.04
Tax equivalent interest yield	$11,642,372	3.77%	3.43%

Impact of Inflation and Changing Prices

Management has prepared the financial statements and related data presented herein in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature.  As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by a price index.  As discussed above, we strive to manage our interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

Application of Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate.  Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes.   We base these estimates, assumptions, and judgments on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.  Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.   Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event.   Carrying assets and liabilities at fair value inherently results in more financial statement volatility.  The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the consolidated financial statements.  These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how we value significant assets and liabilities in the financial statements and how we determine those values.  Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management’s best estimate of the losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank’s market area), regulatory guidance, peer statistics, management’s judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any).  Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions, and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.

We evaluate the adequacy of the allowance for loan losses based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which management evaluates separately and assigns loss amounts based upon the evaluation.  We apply loss ratios to each category of loan other than commercial loans (including letters of credit and unused commitments), where we further divide the loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts.  Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower, and in establishing loss ratios and risk ratings.  The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.

Changes in allowance factors or in management’s interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets.  Also, errors in management’s perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge offs, which would adversely affect income and capital.  For additional information regarding the allowance for loan losses, see “—Results of Operations – Provision for Loan Losses.”

New Authoritative Accounting Guidance

Accounting Standards Updates (ASU) No. 2009-16, “Transfers and Servicing (Topic- 860)-Accounting for Transfers of Financial Assets” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets.  ASU 2009-16 also requires additional disclosures about all continuing involvement with transferred financial assets including information about gains and losses resulting from transfers during the period.  The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on our consolidated results of operations or financial position.

ASU No. 2009-17, “Consolidations (Topic 810)-Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” amends prior guidance to change how a company determines when an entity that is sufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  ASU 2009-17 requires additional disclosures about the reporting entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements.  As further discussed below, ASU No. 2010-10, “Consolidations (Topic 810),” deferred the effective date of ASU 2009-17 for a reporting entity’s interests in investment companies.  The provisions of ASU 2009-17 became effective on January 1, 2010 and they did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements” requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between the levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements.  ASU 2010-06 further clarifies that (i) companies should provide fair value measurement disclosures for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy.  ASU No. 2010-06 requires the disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy beginning January 1, 2011.  The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective on January 1, 2010.  See Notes 2-Acquisition of Maryland Bankcorp, Inc. and 18-Fair Value Measures, to our consolidated financial statements.

ASU No. 2010-10, “Consolidations (Topic 810)-Amendments for Certain Investment Funds” defers the effective date of the amendments to the consolidation requirements made by ASU 2009-17 to a company’s interest in an entity (i) that has all of the attributes of an investment company, as specified under ASC Topic 946, “Financial Services-Investment Companies,” or (ii) for which it is industry practice to apply measurement principles of financial reporting that are consistent with those in ASC Topic 946.  As a result of the deferral, companies are not required to apply the ASU 2009-17 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral.  ASU 2010-10 also clarifies that any interest held by a related party should be treated as though it is an entity’s own interest when evaluating the criteria for determining whether such interest represents a variable interest.  ASU 2010-10 also clarifies that companies should not use a quantitative calculation as the sole basis for evaluating whether a decision maker’s or service provider’s fee is variable interest.  The provisions of ASU 2010-10 became effective as of January 1, 2010 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-11, “Derivatives and Hedging (Topic 815)-Scope Exception Related to Embedded Credit Derivatives” clarifies that the only form of an embedded credit derivative that is exempt from the embedded derivative bifurcation requirement are those that relate to the subordination of one financial instrument to another.  Entities that have contracts containing an embedded credit derivative feature in a form other than subordination may need to separately account for the embedded credit derivative feature.  The provisions of ASU 2010-11 became effective on July 1, 2010 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-20 “Receivables (Topic 310)-Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses.  Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systemic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment.  The required disclosures include, among other things, a carry forward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators.  ASU 2010-2 became effective for financial statements as of December 31, 2010 as it relates to disclosures required as of the end of the reporting period.  Disclosures that relate to activity during a reporting period are required for financial statements that include periods beginning on or after January 1, 2011 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (Topic 350)” modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating impairment may exist.  This update became effective for the interim and annual reporting periods beginning after December 15, 2010 and did not have a material impact on our consolidated results of operations or financial position.

ASU No. 2010-29 “Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations” contains amendments that specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  ASU 2010-29 also expands supplemental pro forma disclosures under Topic 350 to include a description of the nature and amount of material, non-recurring  pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.  ASU 2010-29 became effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  See Note 2 to our consolidated financial statements for the impact on our consolidated financial statements and results of operations.

ASU No. 2011-02 “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” amends FASB ASC 310-40 “Troubled Debt Restructurings by Creditors.”  The amendments specify that in evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following conditions exist:  the restructuring constitutes a concession and the debtor is experiencing financial difficulties.  The amendments clarify the guidance on these points and give examples of both conditions.  This update became effective for interim or annual reporting periods beginning on or after June 15, 2011.  We have included the required disclosures in Note 6 to our consolidated financial statements.

ASU No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” amends FASB ASC 860-10, “Transfers and Servicing-Overall.”  The amendments remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion.  This update becomes effective for interim and annual reporting periods beginning on or after December 15, 2011.  We are currently evaluating the impact of adopting the new guidance on our results and it did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in  GAAP and IFRS” amends FASB ASC 820 “Fair Value Measurement.”  The amendments improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (“IFRS”).  Among the many areas affected by this update are the concept of highest and best use, the fair value of an instrument included in stockholders’ equity and disclosures about fair value measurement, particularly disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy.  This update became effective for the interim and annual reporting periods beginning after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-05 “Presentation of Comprehensive Income” amends FASB ASC 220 “Comprehensive Income.”  The amendments in this update eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity.  An entity will have the option to present the total comprehensive income as part of the statement of changes in stockholders’ equity.  An entity will have the option to present the total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  An entity will be required to present the face of financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income.  This update becomes effective for interim and annual reporting periods beginning after December 15, 2011.  Included in our consolidated financial statements is a single continuous statement of comprehensive income and the guidance did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-08 “Intangibles-Goodwill and Other Testing Goodwill for Impairment” amends Topic 350 “Intangibles-Goodwill and Other” to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test by calculating the fair value of the reporting unit comparing the fair value with the carrying amount of the reporting unit.  This amendment is effective for annual and interim impairment tests beginning after December 15, 2011 and did not have a material impact on our consolidated financial statements or results of operations.

ASU 2011-11 “Balance Sheet-Disclosures about Offering Assets and Liabilities” amends Topic 210 “Balance Sheet” to require an entity to disclose both gross and net information about financial instruments such as sales and repurchase agreements and reverse sale and repurchase agreement and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement.  ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and we do not expect that it will have a material impact on our consolidated financial statements or results of operations.

ASU 2011-12 “Comprehensive Income-Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05” defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of the reclassification out of accumulated other comprehensive income.  ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05.  All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12.  ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

ASU 2012-2 “Testing Indefinite-Lived Intangible Assets for Improvement” amends Topic 350 “Intangibles-Goodwill and Other” provides an entity the option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired.  ASU 2012-2 is effective for annual and interim periods beginning after July 27, 2012 and it did not have a material impact on our consolidated financial statements or results of operations.

DIRECTORS AND EXECUTIVE OFFICERS OF OLD LINE BANCSHARES, INC.

Below is certain information with respect to the members of the board of directors and executive officers of Old Line Bancshares and Old Line Bank as of the date of this joint proxy statement/prospectus.

Directors of Old Line Bancshares, Inc.

James W. Cornelsen, 58, is the President and Chief Executive Officer of Old Line Bancshares and Old Line Bank.  He joined Old Line Bank and became a member of its board of directors in 1994.  He has been a member of the board of directors of Old Line Bancshares since its incorporation in April 2003.  He currently serves as Chair of the Loan and Asset and Liability Committees.  He has over 30 years of commercial banking experience.  Prior to joining Old Line Bank, Mr. Cornelsen was a Senior Vice President at Sequoia National Bank and Vice President of Commercial Lending at Citizens Bank of Maryland.  Mr. Cornelsen resides in LaPlata, Maryland.  The board of directors believes that Mr. Cornelsen’s qualifications to sit on the board of directors, serve as President and Chief Operating Officer of Old Line Bancshares and Old Line Bank and Chair of the Loan and Asset and Liability Committees include his many years of banking experience and proven leadership in the success of these companies.

Craig E. Clark, 70, retired in 2006 as President of Waldorf Carpets, Inc., a wholesale and retail flooring company, which he established in 1969.  Mr. Clark is a founder of Old Line Bank.  He has served as Chairman of the board of directors of Old Line Bank since 1994 and of Old Line Bancshares since its incorporation in 2003 and has served as a member of the board of directors of Old Line Bank since 1988.  Mr. Clark is a member of each of the board of directors’ committees.  Mr. Clark resides in Lusby, Maryland.  The board of directors of Old Line Bancshares and Old Line Bank believe that Mr. Clark’s experience managing and operating his own business, his affiliations within the local community and his active involvement in the founding and oversight of Old Line Bank uniquely qualify him to be Chairman and a member of the board of directors.  Mr. Clark demonstrates his commitment through his involvement in all levels of Board governance.  He additionally lends his expertise and experience to a myriad of special projects including but not limited to business development, branch expansion and overall asset growth.

Frank Lucente, Jr., 70, is Chairman of Chesapeake Custom Homes, a suburban Maryland residential home builder and developer, and Chairman of Lucente Enterprises, a land development holding company.  Mr. Lucente resides in Tequesta, Florida.  He has been a member of the board of directors of Old Line Bank since 2002 and Old Line Bancshares since its incorporation in 2003.  He has served as Vice Chairman of the board of directors of Old Line Bancshares and Old Line Bank since 2003.  He is currently a member of the Loan Committee.  The board of directors believes Mr. Lucente’s qualifications for these positions include business affiliations in our market area, his knowledge of the real estate industry and his operational and management expertise gained from several years as a business owner and previous director at other banking affiliations.

G. Thomas Daugherty, 67, was the President of Maryland Bankcorp and MB&T from 2001 through April 1, 2011 when they merged into Old Line Bancshares and Old Line Bank, respectively.  He was a Director of MB&T from 1995 through the April 1, 2011 effective date of the merger.  From 1995 to 2001, Mr. Daugherty was an attorney at the law firm of G. Thomas Daugherty, Chartered (formerly, Daugherty and Daugherty, PA), a law firm specializing in real estate and business law.  He is a member of the Maryland Bar Association and the District of Columbia Bar Association.  He holds a Juris Doctorate from the University of Baltimore.  He has served as Vice President of St. Mary’s College of Maryland Foundation and is presently a member of the Board of Trustees of St. Mary’s College of Maryland.  He also serves as a board member of the Southern Maryland Navy Alliance.  Prior community activities include the Economic Development Commission, the Lexington Park Redevelopment Commission, the Rotary Club and he served twelve years (including four years as President) of the St. Mary’s Housing Authority Board. He is currently a member of the Asset and Liability Committee.  The board of directors of Old Line Bancshares and Old Line Bank believes that Mr. Daugherty’s qualifications to serve on the boards of Old Line Bancshares and Old Line Bank include his many years of banking experience, his community contacts, and his knowledge of the former MB&T’s customer base and market area.

Daniel W. Deming, 63, is a Director of Deming Associates, Inc., in Accokeek, Maryland.  He is also a Director of Kanawha Roxalana Company, in West Virginia and is a Vice President of Livingston, Ltd.  All three of these companies engage in various aspects of real estate. Mr. Deming resides in Accokeek, Maryland.  He has been a member of the board of directors of Old Line Bank since 1992 and Old Line Bancshares since its incorporation in 2003.  He is currently a member of the Audit and Asset and Liability Committees.  The board of directors believes that Mr. Deming’s real estate industry knowledge and his management and operations experience obtained through business ownership as well as his many years of active involvement with Old Line Bank and Old Line Bancshares’ board of directors qualify him to serve as a Director of Old Line Bank and Old Line Bancshares.

James F. Dent, 75, retired in 2006 as an owner and operator of a State Farm Insurance Agency that he established in 1961.  He resides in LaPlata, Maryland.  Mr. Dent is a founder of Old Line Bank and has served as a member of the board of directors of Old Line Bank since 1988 and Old Line Bancshares since its incorporation in 2003.  He currently serves on the Loan and Compensation Committees.  The board of directors believes that Mr. Dent’s qualifications for his membership on the board of directors of Old Line Bancshares and Old Line Bank include his many years of experience in the insurance industry in our market area as well as his active involvement in the founding and oversight of Old Line Bank.

Andre' J. Gingles, 55, has been the owner of Gingles, LLC, a law firm located in Calverton, Maryland since 2003.  Mr. Gingles’ practice concentrates on large mixed use projects involving land use, zoning and government relations.  He has been a member of the board of directors of Old Line Bancshares and Old Line Bank since June 23, 2011.  Mr. Gingles is an accomplished and effective senior executive with extensive management and leadership experience in the public and private sectors.  Mr. Gingles has served in the Prince George’s County Government in multiple capacities and provides counsel to several African-American and minority owned firms on a variety of business and land use issues.  He holds a bachelor’s degree from Howard University, Washington, D.C. and a Juris Doctorate degree from Southern University Law Center, Baton Rouge, LA.  He holds membership in a number of professional and community organizations to include serving as Chairman of the Foundation Schools and Past Chairman of Trial Courts Judicial Nominating Commission for District 13, Prince Georges County, Maryland.  The board of directors believes that Mr. Gingles’ extensive knowledge of Old Line Bank’s target market areas and familiarity with businesses located in those areas provides significant assistance to Old Line Bank in achieving business development goals and market growth.  Currently, he is a member of the Asset and Liability and the Corporate Governance/Nominating Committees.  His experience working with local government and his extensive legal background provide additional insight to the Board with regard to future planning and strategic development.

Gail D. Manuel, 57, is the owner and a Director of Trinity Memorial Gardens and Mausoleum in Waldorf, Maryland.  She is a past member of the board of directors of the Charles County Chamber of Commerce, past member of the Charles County Planning Commission and past President of Charles County Zonta Club.  She resides in Welcome, Maryland.  She has been a member of the board of directors of Old Line Bank since 1992 and Old Line Bancshares since its incorporation in 2003.  Ms. Manuel serves on the Asset and Liability and Compensation Committees.  The board of directors of Old Line Bancshares and Old Line Bank believes that Ms. Manual’s qualifications for serving on the board of directors of Old Line Bank and Old Line Bancshares include her many years of active involvement with the board of directors, her experience owning and operating a small business in our market area and her long standing affiliations with the local business community.

John D. Mitchell, Jr., 64, is a partner in Johel LTD Partnership, a commercial development company located in LaPlata, Maryland.  Mr. Mitchell was formerly the President of JCV, Inc. a petroleum equipment company located in Hughesville, Maryland.  Jones & Frank Corporation acquired JCV, Inc. in 2007.  Mr. Mitchell resides in Berlin, Maryland.  He has been a member of the board of directors of Old Line Bank since 1992 and Old Line Bancshares since its incorporation in 2003.  He is currently a member of the Audit and Asset and Liability Committees.  The board of directors believes that Mr. Mitchell’s qualifications to be a Director of Old Line Bank and Old Line Bancshares include his entrepreneurial, financial and operational expertise, knowledge of the local business community and his many years of active involvement with the board of directors.

Gregory S. Proctor Jr., 48, is President and Chief Executive Officer of G.S. Proctor & Associates, Inc., a Maryland registered lobbying and consulting firm, which he established in 1995.  He resides in Upper Marlboro, Maryland.  He has been a member of the board of directors of Old Line Bancshares and Old Line Bank since 2004.  He currently serves on the Loan and Corporate Governance/Nominating Committees.  The board of directors believes his qualifications to serve as a Director of Old Line Bank and Old Line Bancshares include his legislative knowledge, his management and consulting skills and his business affiliations in our market area.

Jeffrey A. Rivest, 59, was appointed to the board of directors of Old Line Bancshares and Old Line Bank on September 26, 2012.  Mr. Rivest is the President and Chief Executive Officer of the University of Maryland Medical Center in Baltimore, Maryland (“UMMC”).  Prior to joining UMMC, Mr. Rivest held key leadership roles at Children’s Hospital of Philadelphia, Johns Hopkins Hospital, Johns Hopkins School of Medicine and Georgetown University Hospital.  He is a fellow of the American College of Health Care Executives.  He currently serves on numerous boards including the United Way of Central Maryland, the Maryland Medicine Comprehensive Insurance Program and the University Health System Consortium.  Mr. Rivest serves on the Asset and Liability and Corporate Governance/Nominating Committees .  The board of directors believes that Mr. Rivest’s qualifications to serve as a director include his in depth business acumen, knowledge and business contacts in the markets in which we currently operate (Prince George’s County) as well as northern markets in which we intend to expand into.

Suhas R. Shah, CPA, 57, is a principal and member of Source One Business Services, LLC, and has served in that capacity since 1986 and is a principal and shareholder of Regan, Russell, Schickner & Shah, P.A. and has served in that capacity since 1986.  Source One Business Services, LLC provides cash flow and budgeting analysis, computer consulting and tax planning and preparation for corporations, individuals, estates and trusts, as well as litigation support, financial forecasts and merger and acquisitions advisory services to a variety of clients. Regan, Russell, Schickner & Shah, P.A. is a certified public accounting firm.  Mr. Shah resides in Marriottsville, Maryland. He has been a member of the board of directors of Old Line Bancshares and Old Line Bank since January 2006.  He currently serves on the Asset and Liability Committee and as Chair of the Audit Committee.  The board of directors believes that Mr. Shah’s qualifications for these positions include his educational background, extensive experience with public and financial accounting matters, his financial expertise, his accounting certification and his affiliations with the business community in our market area.

John M. Suit, II, 67, served as Senior Vice President for Branch Banking and Trust from 2003 through his retirement in 2006.  From 1996 until 2003, Mr. Suit served as Chairman of the Board of Farmers Bank of Maryland.  Mr. Suit also served as President, CEO and Director of Farmers National Bancorp and Farmers National Bank of Maryland from 1989 to 1996.  Mr. Suit lives in Annapolis, Maryland.  He has served on the board of directors of Old Line Bancshares and Old Line Bank since January 2007.  He currently serves on the Audit, Corporate Governance/Nominating, Loan and Compensation Committees.  The board of directors believes his qualifications for these positions include his financial expertise resulting from his Chair and executive officer positions and his leadership in the banking industry.

Frank E. Taylor, 63, is the President of Taylor Gas Company, Inc., a family business founded in 1950 which markets propane throughout the lower part of Southern Maryland.  Mr. Taylor has held the position of President since 1982.  He served on the board of directors for Maryland Bank and Trust Company, N.A. from 1995 until its merger with Old Line Bank in 2011.  He currently serves on the Board of Governors of the Calvert Marine Museum.  He has also served on a variety of other Boards and Commissions including the United States Navy League, Three Oaks Center, Mid-Atlantic Propane Gas Association, National Propane Gas Association, St. Mary’s County Chamber of Commerce and The St. Mary’s County Planning Commission.  He began serving on the board of directors of Old Line Bancshares and Old Line Bank in August 2011 and is currently a member of the Asset and Liability Committee.  The board of directors believes his qualifications to serve as a director include his extensive community banking experience as a director as well as his experience on numerous other Boards.  His extensive knowledge of Old Line Bank’s Southern Maryland market and familiarity with businesses located in that area provides invaluable insight with regard to future planning and strategic development in that market.

New Directors

As discussed above, the members of the board of directors immediately prior to the merger, with the addition of William J. Harnett and Michael J. Sullivan, will serve as directors of Old Line Bancshares after the merger.  Below is certain information about Messrs. Harnett and Sullivan.

William J. Harnett, 82, Mr. Harnett has been a director of The Washington Savings Bank since its inception, serving as Chairman of the Board since 1988 and as Chief Executive Officer from 1988 until he retired as Chief Executive Officer in February 2005.  He has also served as a Director of WSB since its formation in January 2008. He also was founder, Chairman and Chief Executive Officer of the former Bank parent company, Washington Homes, Inc., which was listed on the New York Stock Exchange before being sold in 1988.  The board of directors of Old Line Bancshares believes Mr. Harnett’s qualifications to serve on the board of directors of Old Line Bancshares and Old Line Bank include his extensive knowledge of The Washington Savings’ Bank’s history, business and operations, as well as the risks facing the industry, as a result of his long tenure with The Washington Savings Bank both as a director and as former CEO.

Michael J. Sullivan, 56, Mr. Sullivan has been a Director of The Washington Savings Bank since its inception and a director of WSB Holdings since its formation in January 2008.  He has served as a Principal of Cherrywood Development, LLC, a residential development company doing business in the suburban area of Washington, D.C., since 1991. He serves as the Chair of the Board’s Audit Committee.  The board of directors of Old Line Bancshares believes that Mr. Sullivan’s qualifications to serve as a director of Old Line Bancshares and Old Line Bank at this time include his in-depth knowledge of The Washington Savings Bank’s business and operations resulting from his service on The Washington Savings Bank’s board of directors since inception in October 1985, his experience in managing a business and his knowledge of real estate development.  This background enables Mr. Sullivan to provide valuable insights to the Board, particularly with respect to the real estate markets in which we operate.  Mr. Sullivan’s extensive experience and background will enable him to provide useful insight in evaluating the business conditions in markets in which we and WSB Holdings operates.

Director Independence

Old Line Bancshares’ board of directors has determined that each of Directors Craig E. Clark, Daniel W. Deming, James F. Dent, André Gingles, Gail D. Manuel, John D. Mitchell, Gregory S. Proctor, Jr., Suhas R. Shah, John M. Suit, II and Frank Taylor is an “independent director” as defined in Rule 5605(a)(2) of The NASDAQ Stock Market Rules.

Executive Officers of Old Line Bancshares Who are not Directors and Key Employees

Executive Officers

Joseph E. Burnett, 66, joined Old Line Bank as a Senior Vice President and Chief Lending Officer in August 2001 and was promoted to Executive Vice President in May 2006.  He is also an Executive Vice President of Old Line Bancshares.  He has over 46 years of banking experience in the Washington, D.C. metropolitan area specializing in commercial transactions.  Prior to joining Old Line Bank, Mr. Burnett was a Senior Vice President in Commercial Lending at Farmers Bank for two years (1999-2001) and at Suburban Bank for twelve years (1987-1999).

Sandi F. Burnett, 55, Executive Vice President and Chief Credit Officer of Old Line Bank, joined Old Line Bank in 2005 as Senior Vice President and the team leader for the College Park loan production office.  In January 2010, she was promoted to Executive Vice President and in June 2011 she assumed the additional responsibility of Chief Credit Officer.  Prior to joining Old Line Bank, she was employed by BB&T, a major southeastern regional bank, most recently as a City Executive, Senior Vice President.  In this capacity, she was responsible for supervising the overall team management, portfolio quality and growth within suburban Maryland, principally Prince George’s County.  Prior to this position, she was employed by Commerce Bank, a local bank that merged into BB&T in 1999.  She started with Commerce Bank in 1994.  Ms. Burnett is a career banker with over 32 years of commercial banking experience.

Christine M. Rush, 56, joined Old Line Bank in 1998.  She is an Executive Vice President, the Chief Financial Officer and the Secretary of Old Line Bank.  She is also an Executive Vice President, Chief Financial Officer and the Secretary of Old Line Bancshares, Inc.  Prior to joining Old Line Bank, Ms. Rush was a Vice President in Commercial Lending and Cash Management at Signet Bank.  She has over 34 years banking and financial management experience.

Key Employees

Michael Ahearn, 46, Senior Vice President, joined Old Line Bank in December 2009 as the team leader of our Greenbelt loan production office.  He was previously the Senior Vice President and Commercial Lending Group Leader at The Columbia Bank in Greenbelt, Maryland.  Before joining Columbia, he was a Commercial Lending Officer and Senior Credit Analyst at Nations Bank.  He has 20 years of experience in commercial lending and was previously an instructor at the American Institute of Banking.

William J. Bush, CPA, 48, Senior Vice President of Old Line Bank, has been the team leader for the Anne Arundel County market since May 2007.  Prior to joining Old Line Bank, he served as Senior Vice President of the Commercial Banking Group of Annapolis Banking and Trust Company, an affiliate of Mercantile Bankshares Corporation, where he was responsible for the production, quality and growth of the division.  He is licensed as a Certified Public Accountant and has over 22 years of experience in the banking industry.  He resides in Arnold, Maryland.

Jeffrey Franklin, 46, Senior Vice President of Old Line Bank, has been in charge of branch operations of Old Line Bank since March 2002.  Prior to joining Old Line Bank, he was a Vice President at The Columbia Bank where he was responsible for various aspects of branch operations for six years.  Prior to his tenure at The Columbia Bank, he held various positions at First Virginia Bank.  Mr. Franklin has over 23 years of banking experience.

Erin G. Lyddane, 38, Senior Vice President of Old Line Bank, has been in charge of the daily operations of the bank since February 2000.  She has worked in various positions at the bank, including Vice President, Assistant Vice President, Branch Manager, Treasurer, Assistant Treasurer and Cashier.  She joined Old Line Bank in 1992.

M. John Miller, 62, Senior Vice President of Old Line Bank, joined us in 2011.  He is responsible for managing the special assets at Old Line Bank.  Prior to joining Old Line Bank, he was a Senior Vice President for Commercial Real Estate Lending and Special Assets at Bank Annapolis from 2007-2010.  From 1998-2007, he was a Senior Vice President of Commercial Real Estate Lending at Annapolis Bank & Trust.  Mr. Miller has also developed residential property to include custom waterfront homes.  He has over 36 years of banking and real estate development experience.

Lawrence H. Wright, 64, Senior Vice President and Treasurer of Old Line Bank, is responsible for the treasury management and financial operations of Old Line Bank.  Prior to joining Old Line Bank in April 2011, he was a Senior Vice President and Chief Financial Officer of MB&T, where he served in multiple capacities since 1990.

Keven B. Zinn, 43, Senior Vice President, joined Old Line Bank in April 2011, as the team leader of our Southern Maryland market.  Prior to joining Old Line Bank, for the prior ten years he was a Vice President, Commercial Lending at Community Bank of Tri-County where he was responsible for management of a loan portfolio, business development and training of junior and branch loan officers.

The respective board of directors of Old Line Bancshares and Old Line Bank annually elect the officers following the annual meeting of stockholders and the officers serve for terms of one year or until their successors are duly elected and qualified except where a longer term is expressly provided in an employment contract duly authorized and approved by the board of directors.  See “Executive Compensation-Employment Agreements.”

EXECUTIVE COMPENSATION-OLD LINE BANCSHARES, INC.

The following table sets forth the compensation paid by Old Line Bank to its Chief Executive officer and to any other executive officer who received total compensation in excess of $100,000 during 2011.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Stock Awards(4)	Option Awards (5)	Non-Equity Incentive Plan Compensation(6)	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total

James W. Cornelsen	2010	$275,000	$25,300	$25,300	$63,000	$62,140	$12,708	$463,448
President & CEO(1)	2011	284,625	25,616	59,772	142,313	79,389	14,487	606,202

Joseph E. Burnett
Executive Vice	2010	181,000	8,300	8,300	33,000	94,229	9,380	334,209
President & CLO(2)	2011	186,430	11,186	26,100	74,572	12,895	10,594	321,777

Christine M. Rush
Executive Vice	2010	181,000	8,300	8,300	33,000	21,447	9,226	261,273
President & CFO(3)	2011	187,335	11,240	26,227	74,934	31,446	10,326	341,508

(1)
Other compensation includes $9,800 in contributions to Old Line Bank’s 401(k) retirement plan in each of 2010 and 2011; $2,178 and $3,957 in long term disability insurance premiums paid on Mr. Cornelsen’s behalf in 2010 and 2011, respectively; and $730 in short term disability insurance premiums paid on Mr. Cornelsen’s behalf in each of 2010 and 2011.

(2)
Other compensation includes $7,243 and $7,461 in contributions to Old Line Bank’s 401(k) retirement plan in 2010 and 2011 respectively; $1,407 and $2,403 in long term disability premiums paid by Old Line Bank on Mr. Burnett’s behalf in 2010 and 2011, respectively; and $730 in short term disability premiums paid by Old Line Bank on Mr. Burnett’s behalf in each of 2010 and 2011.

(3)
Other compensation includes $7,242 and $7,498 in contributions to Old Line Bank’s 401(k) retirement plan in 2010 and 2011, respectively; $1,254 and $2,098 in long term disability insurance premiums paid by Old Line Bank on Ms. Rush’s behalf in 2010 and 2011, respectively; and $730 in short term disability insurance premiums paid by Old Line Bank on Ms. Rush’s behalf in each of 2010 and 2011.

(4)
Consists of restricted stock awards.  Restricted stock value is based on the closing share price at the date of grant of $7.82 and $8.00 for the years 2010 and 2011, respectively.  Restricted stock was granted in January 2011 and March 2012 based on the previous year’s performance under Old Line Bancshares, Inc.’s Incentive Plan Model.

(5)
We estimated the weighted average fair value of the options granted at $2.08 and $2.18 using the Black-Scholes option pricing model as outlined in footnote 22 and 21, respectively, in the financial statements of our 10-K for the year ended December 31, 2010 and our audited financial statements included herein.

(6)	Paid in March 2012 and January 2011 based on the previous year’s performance under Old Line Bancshares’ Incentive Plan Model.

Employment Agreements

Old Line Bank has entered into employment agreements with each of James W. Cornelsen, Joseph W. Burnett and Christine M. Rush.

On January 28, 2011, Old Line Bank entered into an amended and restated employment agreement with Mr. Cornelsen (replacing a 2003 agreement) to serve as the President and Chief Executive Officer of Old Line Bank and Old Line Bancshares.  This agreement provides for an initial term of four years which may be extended by the board of directors, in its sole discretion, for one additional year or such greater term as the board of directors deems appropriate.  The board of directors has extended the term of Mr. Cornelsen’s then existing employment agreement by one additional year in each December or January subsequent to execution of the 2003 agreement.  Mr. Cornelsen’s employment agreement is currently set to expire in March 2016.

Mr. Cornelsen’s agreement, as amended, provides for an annual salary of $318,000, subject to annual review and increase at the board of directors’ discretion.  Mr. Cornelsen may also receive an annual bonus to be determined by the board of directors.  In addition, Mr. Cornelsen is entitled to receive an annual grant of options to purchase at least 3,750 shares of common stock of Old Line Bancshares, assuming such options are available for grant under a stockholder approved stock option plan.  The agreement also provides that Mr. Cornelsen will not be compensated for his attendance at board of directors’ meetings and that he is entitled to an automobile provided by Old Line Bank and to participate in such other bonus, incentive and other executive compensation programs as are made available to senior management of Old Line Bank from time to time.

The agreement terminates upon Mr. Cornelsen’s death or by mutual written agreement.  In addition, Mr. Cornelsen may terminate the agreement within six months following (or in certain circumstances, in anticipation of) a “change in control,” as described below, or for good reason as defined in the agreement.  Old Line Bank may terminate the agreement for certain events constituting cause as defined in the agreement.  Either party may also terminate the agreement without cause or good reason or upon Mr. Cornelsen’s permanent disability provided that such party provides 60 days prior written notice to the other party.

If Mr. Cornelsen terminates the agreement for good reason or because of his permanent disability, or if Old Line Bank terminates Mr. Cornelsen’s employment agreement without cause or because of permanent disability, and a change in control has not occurred, Mr. Cornelsen will receive severance pay for the remaining term of the agreement in an amount equal to his average annual compensation over the prior five years.  Mr. Cornelsen is not entitled to any severance pay under the agreement if he terminates the agreement without good reason.

If Mr. Cornelsen is terminated or terminates his employment in anticipation of or within six months following a change in control, he is entitled to a single payment equal to 2.99 times his average annual compensation over the prior five years, minus any other payments he receives that are contingent on the change in control.   If the change in control payments were required to be paid in 2011, Mr. Cornelsen would have received approximately $816,046.

Pursuant to the employment agreement, a “change in control” will occur if:

•
any person or persons acting in concert acquires, voting securities of Old Line Bancshares or Old Line Bank, if after the transaction the acquiring person or persons own, control or hold the power to vote 30% or more of any class of voting securities of Old Line Bancshares or Old Line Bank, as the case may be;

•
within any twelve month period (beginning on or after March 31, 2003) the persons who were directors of Old Line Bancshares or Old Line Bank immediately before the beginning of such twelve month period (the “Incumbent Directors”) cease to constitute at least a majority of such board of directors; provided that any director who was not a director as of the effective date of the employment agreement will be deemed to be an Incumbent Director if that director was elected to such board of directors by, or on the recommendation of or with the approval of, at least two thirds of the directors who then qualified as Incumbent Directors;

•
the stockholders of Old Line Bancshares or Old Line Bank approve a reorganization, merger or consolidation with respect to which persons who were the stockholders of Old Line Bancshares or Old Line Bank immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities; or

•	all or substantially all of the assets of Old Line Bancshares or Old Line Bank are sold, transferred or assigned to any third party.

The agreement also contains non-compete, non-solicitation and confidentiality provisions.

On January 26, 2011, Old Line Bank entered into amended and restated employment agreements with Mr. Burnett and Ms. Rush to serve as Executive Vice Presidents of Old Line Bank.  Each agreement has an initial term of two years, which beginning in 2012 may be extended by the board of directors, in its sole discretion, for one additional year, or such greater term as Old Line Bank deems appropriate.

Mr. Burnett’s agreement, as amended January 1, 2012, provides an annual salary of $203,000.  Ms. Rush’s agreement, as amended January 1, 2012, provides an annual salary of $204,000.  Each of these two officers may receive an annual discretionary bonus.  In addition, these officers are each entitled to receive an annual grant of options to purchase at least 2,250 shares of common stock of Old Line Bancshares, assuming such options are available for grant under a stockholder approved stock option plan.

Each such agreement terminates upon the employee’s death, in which case all non-vested stock options will immediately vest, or physical or mental incapacitation that has left the employee unable to perform his or her duties for a period of 60 consecutive days.  In addition, the employee may terminate his or her agreement voluntarily.  Old Line Bank may terminate each agreement for certain events constituting cause as defined in the agreements or without cause.  If Old Line Bank terminates the agreements other than for cause, the employee is entitled to be paid his or her salary and benefits, including options provided for in the agreement (which shall vest upon grant), for the remaining term of the agreement, and all unvested stock options shall immediately vest.  In addition, each employee is entitled to receive the remaining balance of his or her unused vacation and personal leave at the termination of employment unless the employee is terminated for cause.  The agreements also contain non-compete, non-solicitation and confidentiality provisions.

Other Executive Benefits

Incentive Plan Model and Stock Option Model

In 2005, our board of directors approved an Incentive Plan Model and a Stock Option Model for Messrs. Cornelsen and Burnett and Ms. Rush.  The Incentive Plan Model and the Stock Option Model provide mechanisms under which the Compensation Committee can, in its discretion, authorize cash and equity compensation bonuses to the executive officers.

The models provide the Compensation Committee with guidelines for determining discretionary bonuses. When granted, the cash bonus under the Incentive Plan Model is calculated by multiplying the named executive’s base salary by a percentage factor calculated based on our return on assets, return on equity and earnings per share at a threshold, target and stretch level.  The options to be granted under the Stock Option Model depend on whether Old Line Bancshares met the cumulative threshold, target and stretch levels for our return on assets, return on equity and earnings per share.  If met, options with a value equal on the date of grant to a percentage of the executive’s base salary based on the Black-Scholes pricing model are issued to the executives.

Under the 2005 Incentive Plan Model, at the target levels, Mr. Cornelsen would be eligible to receive a bonus equal to 25% of his base salary and Mr. Burnett and Ms. Rush would be eligible to receive a bonus equal to 20% of their base salaries.  Under the Stock Option Model, at the target levels, the officers would be eligible to receive options with a value equal on the date of grant to 20% (for Mr. Cornelsen) or 10% (for Mr. Burnett and Ms. Rush) of base salary based on the Black-Scholes pricing model.

The Compensation Committee designed the incentive structure to reward achievement based on Old Line Bancshares’ return on assets, return on equity and earnings per share, and to discourage the achievement of one metric at the expense of the others. The board of directors and the Compensation Committee of the board of directors are authorized to adjust, modify or terminate the models, in full or in part, at any time in their sole discretion.

In October 2009, the Compensation Committee retained the services of a compensation consultant for the purpose of conducting an analysis of peer bank executive compensation as well as to conduct a review of our existing compensation structure for compliance and competitiveness.  Based on their findings, in January 2010 our board of directors approved a modification to the Incentive Plan Model and Stock Option Model for our named Executive Officers and added a new metric for the calculation of incentives.  In addition to return on assets, return on equity and earnings per share, a threshold, target and stretch goal for non-performing assets will be included in the calculation going forward.  Incentives will be provided to our executives in the form of restricted stock used in conjunction with a combination of cash and stock options in order to encourage focus on long term objectives as well as short term goals.

Under the 2011 Incentive Plan Model, at the target levels, Mr. Cornelsen would be eligible to receive a bonus equal to 25% of his base salary and Mr. Burnett and Ms. Rush would be eligible to receive a bonus equal to 20% of their base salaries.  Under the Equity Incentive Model, at the target levels, the officers would be eligible to receive shares of restricted stock and/or options with a total value equal on the date of grant to 20% (for Mr. Cornelsen) or 10% (for Mr. Burnett and Ms. Rush) of base salary based on the Black-Scholes pricing model.

The Stock Option Model does not affect the minimum number of options that the executives are entitled to receive as provided for in their employment agreements, subject to the terms of those agreements.

On January 23, 2012, the Compensation Committee of the board of directors of Old Line Bancshares, Inc. and Old Line Bank, reviewed the financial performance of Old Line Bancshares, Inc. and Old Line Bank for the fiscal year ended December 31, 2011 in order to determine what, if any, cash bonus or incentive stock option bonus should be paid to the executive officers pursuant to the Incentive Plan Model and Stock Option Model.  In making its review, the Compensation Committee reviewed Old Line Bancshares, Inc.’s actual financial performance.

Based on this review and upon finalization of our year end financial statements, effective March 5, 2012, we issued incentive stock awards to Mr. Cornelsen, Mr. Burnett and Ms. Rush that consisted of stock options and restricted stock as follows:

Name of Officer	Number of Options	Exercise Price
James W. Cornelsen	28,764	$8.00
Joseph E. Burnett	12,560	8.00
Christine M. Rush	12,621	8.00

One third of the option grant will vest as of December 31, 2012, one third of the option grant will vest on December 31, 2013 and one third of the option grant will vest on December 31, 2014.  Vesting requires that the officer be employed by Old Line Bank on the vesting date.

As noted above, effective March 5, 2012, we issued shares of restricted stock to Mr. Cornelsen, Mr. Burnett and Ms. Rush as follows:

Name of Officer	Number of Restricted Shares	Stock Price
James W. Cornelsen	3,203	$8.00
Joseph E. Burnett	1,398	8.00
Christine M. Rush	1,405	8.00

One third of the restricted stock grant will vest on January 26, 2013, one third of the restricted stock grant will vest on January 26, 2014 and one third of the restricted stock grant will vest on January 26, 2015. Vesting requires that the officer be employed by Old Line Bank on the vesting date.

The options and restricted stock were issued from the 2004 and 2010 Equity Incentive Plans.

Salary Continuation Agreements and Supplemental Life Insurance Agreements

On January 3, 2006, Old Line Bank entered into Supplemental Life Insurance Agreements and Salary Continuation Agreements and started accruing for a related annual expense, with Mr. Cornelsen, Mr. Burnett and Ms. Rush.  On February 26, 2010, the Salary Continuation Agreements were modified to include an increased benefit to each executive.

Under the Supplemental Life Insurance Agreements, Old Line Bank is obligated to cause the payment of death benefits to the executives’ designated beneficiaries in the following amounts: Mr. Cornelsen— $1,437,973; Mr. Burnett — $714,216 and Ms. Rush — $764,425.

Under the Salary Continuation Agreements, and in accordance with the conditions specified therein, benefits accrue over time from the date of the agreement until the executive reaches the age of 65. Upon full vesting of the benefit, the executives will be paid the following annual amounts for 15 years: Mr. Cornelsen — $159,738; Mr. Burnett — $24,651; and Ms. Rush — $77,773.  Mr. Burnett will receive an additional $5,895 per year if he continues his employment with us until he reaches age 68.  The agreements provide for early termination and disability benefits.  The agreements also provide for 100% vesting in the event of a separation from service (defined as the termination of the executive’s employment for any reason other than death or disability) following a change in control (as defined in the agreements).  Change in control is defined in the agreements by reference to the definition in Section 409A of the Internal Revenue Code of 1986 and the regulations promulgated thereunder.

The following charts show the annual amount of payments that will be made to the executives pursuant to the Salary Continuation Agreements:

James W. Cornelsen

Assumed Separation Date	Age	Early Termination Annual Benefit(1)	Disability Annual Benefit(1)	Change in Control Annual Benefit(2)
1/1/2012	57	64,120	64,120	111,079
1/1/2013	58	76,783	76,783	116,634
1/1/2014	59	89,446	89,446	122,465
1/1/2015	60	102,109	102,109	128,589
1/1/2016	61	114,774	114,774	135,018
1/1/2017	62	127,437	127,437	141,769
1/1/2018	63	140,100	140,100	148,858
1/1/2019	64	152,763	152,763	156,301
6/23/2019(3)	65	159,738	159,738	159,738

Joseph E. Burnett

Assumed Separation Date	Age	Early Termination Annual Benefit(1)	Disability Annual Benefit(1)	Change in Control Annual Benefit(2)
12/10/2010(3)	65	24,651	24,651	28,269
1/1/2012	66	2,948	2,948	5,347
1/1/2013	67	4,421	4,421	5,614
12/10/2013(3)	68	5,895	5,895	5,895

Christine M. Rush

Assumed Separation Date	Age	Early Termination Annual Benefit(1)	Disability Annual Benefit(1)	Change in Control Annual Benefit(2)
1/1/2012	55	25,932	25,932	49,672
1/1/2013	56	31,507	31,507	52,156
1/1/2014	57	37,081	37,081	54,764
1/1/2015	58	42,655	42,655	57,502
1/1/2016	59	48,229	48,229	60,377
1/1/2017	60	53,804	53,804	63,396
1/1/2018	61	59,378	59,378	66,566
1/1/2019	62	64,952	64,952	69,894
1/1/2020	63	70,526	70,526	73,389
1/1/2021	64	76,101	76,101	77,058
3/6/2021(3)	65	77,773	77,773	77,773

(1)	Payments are made in 180 equal monthly installments commencing within 60 days following normal retirement age.
(2)	Payments are made in 180 equal month installments commencing at separation of service.
(3)	This is the date the executive reaches normal retirement age.

The following table discloses information about unexercised options and equity incentive plan awards outstanding as of the end of our last fiscal year.

OUTSTANDING EQUITY AWARDS
AT FISCAL YEAR-END
DECEMBER 31, 2011

	OPTION AWARDS					STOCK AWARDS
	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable(1)	Option Exercise Price	Option Expiration Date	Grant Date	Number of Shares That Have Not Vested(2)	Market Value of Shares That Have Not Vested
James W. Cornelsen
	2,859	5,717	7.8200	01/27/2021	01/27/2011	3,235	$26,204
	11,823	-	7.1300	01/28/2020	01/28/2010	4,901	39,698
	33,800	-	6.3000	01/22/2019		-	-
	18,200	-	7.7500	01/31/2018		-	-
	15,000	-	10.4800	01/25/2017		-	-
	19,700	-	10.4400	12/31/2015		-	-
	10,800	-	9.8250	12/31/2014		-	-
	4,500	-	9.5833	12/31/2013		-	-
	4,500	-	4.9440	12/31/2012		-	-
Total	121,182	5,717				8,136	$65,902

Joseph E. Burnett	938	1,876	7.8200	01/27/2021	01/27/2011	1,061	$8,594
	5,441	-	7.1300	01/28/2020	01/28/2010	2,256	$18,274
	8,700	-	6.3000	01/22/2019		-	-
	9,800	-	7.7500	01/31/2018		-	-
	5,200	-	10.4800	01/25/2017		-	-
	8,800	-	10.4400	12/31/2015		-	-
	3,960	-	9.8250	12/31/2014		-	-
	2,700	-	9.5833	12/31/2013		-	-
Total	45,539	1,876				3,317	$26,868

Christine M. Rush	938	1,876	7.82	01/27/2021	01/27/2011	1,061	$8,594
	5,317	-	7.1300	01/28/2020	01/28/2010	2,205	$17,772
	8,150	-	6.3000	01/22/2019		-	-
	9,300	-	7.7500	01/31/2018		-	-
	5,000	-	10.4800	01/25/2017		-	-
	8,300	-	10.4400	12/31/2015		-	-
	3,960	-	9.8250	12/31/2014		-	-
	2,700	-	9.5833	12/31/2013		-	-
Total	43,665	1,876				3,266	$26,366

(1)	1/2 of unexercisable options with an expiration date of 01/27/2021 became exercisable on January 27, 2012 and 1/2 will become exercisable on January 27, 2013.
(2)
1/3 of the shares granted on 1/27/2011 that had not vested as of 12/31/11 vested on 1/27/2012, 1/3 will vest on 1/27/2013 and 1/3 will vest on 1/27/2014.  1/2 of the shares granted on 1/28/2010 that had not vested as of 12/31/2011 vested on 1/28/2012 and 1/2 will vest on 1/28/2013.

Director Compensation

The following table discloses all fees and other payments to each director for the fiscal year ended December 31, 2011.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Option Awards(2)	Total
Charles A. Bongar	$16,400	$1,478	$1,500	$19,378
Craig E. Clark	40,000	1,478	1,500	42,978
James W. Cornelsen(4)	-	-	-	-
G. Thomas Daugherty(5)	81,000	-	-	-
John P. Davey(6)	14,900	1,478	1,500	17,878
Daniel W. Deming	15,200	1,478	1,500	18,178
James F. Dent	16,000	1,478	1,500	18,978
Nancy Gasparovic	14,200	1,478	1,500	17,178
Andre Gingles	13,100	1,478	1,500	16,078
Frank Lucente	20,000	1,478	1,500	22,978
Gail D. Manuel	15,000	1,478	1,500	17,978
John D. Mitchell	14,800	1,478	1,500	17,778
Gregory S. Proctor	15,900	1,478	1,500	18,878
Suhas Shah	15,000	1,478	1,500	17,978
John M. Suit, II	18,000	1,478	1,500	20,978
Frank Taylor(7)	52,800	-	-	52,800
Thomas B. Watts(8)	-	-	-	-
Total	$362,300	$19,214	$19,500	$320,014

(1)
We estimated the fair value of the 189 restricted stock awards granted at $7.82 using the closing stock price on January 26, 2011.   There were no unvested Director stock awards outstanding as of December 31, 2011.

(2)
We estimated the fair value of the stock option awards granted at $3.00 per option using the Black-Scholes valuation model as outlined in Footnote 21-Stockholders’ Equity in our audited financial statements.

(3)
The aggregate number of vested options outstanding is disclosed in the Security Ownership of Management and Certain Security Holders table.  There were no unvested Director stock option awards outstanding at December 31, 2011.

(4)	Mr. Cornelsen is an executive officer and is not compensated for his services as a director.

(5)
Mr. Daugherty joined the board of directors on April 1, 2011.  Fee includes payment pursuant to the Executive Noncompetition Agreement between Old Line Bancshares, Inc. and Mr. Daugherty entered into in connection with our acquisition of Maryland Bankcorp.

(6)
Mr. Davey resigned from the board of directors on October 21, 2011.  As a result of his resignation, his restricted stock never vested and was forfeited.  He has one year from the date of his resignation to exercise his 1,500 vested stock options.

(7)
Mr. Taylor joined the board of directors on August 25, 2011.  Fee includes payment pursuant to the Executive Noncompetition Agreement between Old Line Bancshares, Inc. and Mr. Taylor entered into in connection with our acquisition of Maryland Bankcorp.

(8)	Mr. Watts joined the board of directors on April 1, 2011 and resigned on April 26, 2011. He was not compensated for his services.

For 2011, each non-employee Director of Old Line Bank, other than the Chairman of the Board and the Vice Chairman of the Board, received $400 for each attended meeting of the board of directors, $200 for each attended meeting of the Loan/Loan review Committee and the Nominating Committee and $300 for each attended meeting of the Asset & Liability Committee.  Each non-employee Director of Old Line Bank, other than the Chairman of the Board and the Vice Chairman of the Board, also received $300 for each attended meeting of the Compensation Committee and the Audit Committee.  The Chairmen of the Audit Committee and Compensation Committee also received an additional $300 for each attended meeting of their respective committees.  Beginning in November 2011, each non-employee Director of Old Line Bank, other than the Chairman of the Board and Vice Chairman of the Board, received $300 for each attended meeting of the Corporate Governance/Nominating Committee (formerly, Nominating Committee).  The Chairman of the Corporate Governance/Nominating Committee also received an additional $300 for each attended meeting.  Each non-employee Director of Old Line Bank, other than the Chairman of the Board and the Vice Chairman of the Board, also received a $2,000 quarterly retainer.  During 2011, the Chairman of the Board received an annual compensation of $40,000 and the Vice Chairman received an annual compensation of $20,000 in lieu of attendance fees.  In December 2011, the board of directors of Old Line Bank re-approved the existing compensation structure for the Directors of Old Line Bank.

In addition, in September 2012 the board of directors adopted a resolution providing directors who retire from the board of directors with at least seven years of service a payment of $50,000, payable in three annual installments.

Old Line Bancshares has paid no cash remuneration, direct or otherwise, to its directors since its incorporation.  It is expected that unless and until Old Line Bancshares becomes actively involved in additional businesses other than owning all the capital stock of Old Line Bank, it will pay no separate cash compensation to the directors of Old Line Bancshares in addition to that paid to them by Old Line Bank in their capacities as directors of Old Line Bank.  However, Old Line Bancshares may determine in the future that such separate cash compensation is appropriate.

In January 2011, Old Line Bancshares granted to each director options to purchase 500 shares of our common stock and 189 shares of restricted stock. The options have an exercise price of $7.82, the closing price of the common stock on the NASDAQ Stock Market on the date prior to the date of grant.  According to their terms, the options and restricted stock vested on December 31, 2011, if the applicable director was still serving on the board of directors on such date.

In March 2012, Old Line Bancshares granted 260 shares of restricted stock in addition to options to purchase 1,000 shares of our common stock.  The options, which were approved by the board of directors in January 2012 subject to the release of year end financial results, have an exercise price of $8.00, the closing price of the common stock on the NASDAQ Stock Market on January 23, 2012.  The options and restricted stock will vest on December 31, 2012, assuming that the applicable director still serves on the board of directors on such date.

OLD LINE BANCSHARES, INC. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Old Line Bank has had in the past, and expects to have in the future, banking transactions with directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business.  Any loans and loan commitments are made in accordance with all applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to unrelated persons.  In the opinion of management, these transactions do not and will not involve more than the normal risk of collectability or present other unfavorable features.  Directors or officers with any personal interest in any loan application are excluded from considering any such loan application.  The aggregate amount of loans outstanding to Old Line Bank’s directors, executive officers and their affiliates at June 30, 2012 and December 31, 2011 was approximately $2.0 million and $1.8 million, respectively.

Old Line Bank has entered into various transactions with firms in which owners are also members of the board of directors.  Fees charged for these services are at similar rates charged by unrelated parties for similar products or services.  Old Line Bank leases two branch office facilities from G. Thomas Daugherty or companies owned by Mr. Daugherty.  In 2011, Old Line Bank paid lease payments for these facilities of $188,250.

Old Line Bancshares has a 62.50% or an approximately $700,000 investment in Pointer Ridge.  Frank Lucente, a director of Old Line Bancshares and Old Line Bank, controls 12.50% of Pointer Ridge.  In 2011, Old Line Bank paid Pointer Ridge $558,558.

INFORMATION ABOUT WSB HOLDINGS, INC. AND THE WASHINGTON SAVINGS BANK, F.S.B.

In this section references to “we” and “our” refer to WSB Holdings, Inc. and its subsidiaries collectively, and the “Bank” refers to The Washington Savings Bank, F.S.B., unless the context requires otherwise.

General

As used in this section of the joint proxy statement/prospectus, unless the context clearly indicates otherwise, the terms “we,” “us” and “our” refer to WSB Holdings, Inc. and its consolidated subsidiaries and the term “Bank” refers to The Washington Savings Bank, F.S.B.

WSB Holdings became the holding company of The Washington Savings Bank as of January 3, 2008.

The Bank is a federally chartered, federally insured, stock savings bank which was organized in 1982 as a Maryland-chartered, privately insured savings and loan association.  It received federal insurance in 1985 and a federal savings bank charter in 1986.  The Bank is a member of the FHLB system and its deposits are insured by the FDIC to the maximum amount provided by law.  We are subject to supervision and regulation by the OCC and the Federal Reserve Board.

We have five savings branches in Maryland.  They are located in Bowie, Waldorf, Crofton, Millersville and Odenton, all of which are adjacent to the Baltimore-Washington corridor.  Also located in our corporate headquarters are our commercial lending group and our retail mortgage group.  Our retail mortgage group also has offices in Northern Virginia and in Catonsville, Greenbelt and Annapolis, Maryland.

We are engaged primarily in the business of attracting deposit accounts from the general public and using such funds, together with other borrowed funds, to make first and second mortgage loans, land acquisition and development loans, commercial loans, construction loans, consumer loans, and non-residential mortgage loans, with an emphasis on residential mortgage, commercial and construction lending.

Market Area and Target Market

We consider our current primary market area to consist of the suburban Maryland (Baltimore/Washington, D.C. suburbs) counties of Prince Georges, Anne Arundel and Charles.  We generally target middle income individuals and small and middle income businesses.

Lending Activities

General.  Lending by the Bank has historically focused on residential mortgage loans and construction loans on residential projects.  The following table sets forth information concerning our loan portfolio net of deferred fees at the dates indicated:

	December 31,								July 31,
	2011		2010		2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Held for Sale:
Single-family	$10,245	4.62%	$24,170	9.36%	$8,304	3.22%	$5,787	2.34%	$4,378	2.06%

Held for Investment:
Permanent mortgage loans:
Single-family(1)	81,407	36.73%	78,710	30.48%	82,773	32.14%	78,502	31.69%	80,616	37.95%
Non-residential	35,262	15.90%	41,203	15.96%	42,586	16.54%	9,527	3.85%	10,761	5.07%
Land	7,447	3.36%	11,696	4.53%	14,031	5.45%	17,395	7.02%	25,262	11.89%
Construction loans:
Single-family	3,969	1.79%	4,460	1.73%	5,403	2.10%	14,725	5.94%	34,263	16.13%
Other property	492	0.22%	1,756	0.68%	1,883	0.73%	3,913	1.58%	7,583	3.57%
Other:
Consumer installment loans	354	0.16%	334	0.13%	328	0.13%	196	0.08%	131	0.06%
Account loans	150	0.07%	206	0.08%	157	0.06%	169	0.07%	338	0.16%
Commercial loans:
Commercial -secured by real estate	80,134	36.14%	92,450	35.80%	99,131	38.49%	117,117	47.28%	49,060	23.10%
Commercial	2,263	1.01%	3,249	1.25%	2,944	1.14%	396	0.00%	32	0.02%
	211,478	95.38%	234,064	90.64%	249,236	96.78%	241,940	97.50%	208,046	97.94%

Total loans receivable	$221,723	100.00%	$258,234	100.00%	$257,540	100.00%	$247,727	99.84%	$212,424	100.00%

(1) Includes $1.9 million, $2.6 million, $1.2 million, $1.5 million and $1.8 million of second mortgage loans at December 31, 2011, 2010, 2009, 2008 and July 31, 2007, respectively.

Contractual Maturities.  The following table reflects the approximate schedule of contractual principal repayments of the held-for-investment loan portfolio at December 31, 2011.  With respect to adjustable rate loans, the following table reflects the approximate schedule of contractual maturities:

Approximate Principal Repayments	Real estate Mortgage Loans		Real Estate Construction Loans		Consumer Installment and Account Loans		Commercial and Commercial Real Estate Loans
Contractually	Fixed	Adjustable	Fixed	Adjustable	Fixed	Adjustable	Fixed	Adjustable
Due	Rate	Rate	Rate	Rate	Rate	Rate	Rate	Rate	Total
	(dollars in thousands)

Within one year	$18,180	$--	$4,155	$--	$157	$--	$29,026	$--	$51,518
After one year through five years	32,577	--	306	--	288	--	20,764	--	53,935
After five years	71,879	1,480	--	--	59	--	28,049	4,558	106,025
Total	$122,636	$1,480	$4,461	$--	$504	$--	$77,839	$4,558	$211,478

Prepayment Experience.  Contractual principal repayment terms do not necessarily reflect the actual repayment experience within the loan portfolio.  The average lives of mortgage loans are expected to be substantially less than their contractual terms due to loan prepayments and refinancings.  The following table presents estimated maturities of our loan portfolio based upon our historic prepayment experience.  With respect to adjustable rate loans, the following table reflects the approximate schedule of contractual maturities:

	Real estate Mortgage Loans		Real Estate Construction Loans		Consumer Installment and Account Loans		Commercial and Commercial Real Estate Loans
Estimated	Fixed	Adjustable	Fixed	Adjustable	Fixed	Adjustable	Fixed	Adjustable
Prepayments	Rate	Rate	Rate	Rate	Rate	Rate	Rate	Rate	Total
	(dollars in thousands)

Within one year	$24,825	$--	$4,155	$--	$157	$--	$29,026	$--	$58,163
After one year through five years	62,060	--	306	--	288	--	20,764	--	83,418
After five years	35,751	1,480	--	--	59	--	28,049	4,558	69,897
Total	$122,636	$1,480	$4,461	$--	$504	$--	$77,839	$4,558	$211,478

Origination, Purchase and Sale of Loans.  As a federal savings bank, the Bank has authority to originate and purchase loans secured by real estate located throughout the United States.  Generally, we make loans in and around our market area, which primarily is the Baltimore-Washington corridor. Historically, we have not engaged in the purchasing of loans.

In addition to accepting loan requests from our customer base, we employ18 mortgage loan originators compensated primarily on an incentive basis and two commercial loan originators compensated primarily on a salary basis.  The loan originators and other members of our management maintain contacts with local builders, developers and realtors, which provide us with additional potential customers.  The Bank also enhances its business contacts within the communities it serves by participating in local civic organizations.

The Bank originates residential loans for its portfolio and for sale in the secondary market.  Our general practice has been to sell loans on an individual basis to various lenders throughout the country, without retaining loan servicing rights (commonly referred to as “servicing released”).  In general, higher interest rate loans, such as commercial loans, second mortgages, construction loans and construction/ permanent loans, are held in the Bank’s portfolio, while conforming first mortgages are sold at or shortly after origination.  During this period of slow demand in other areas of lending, we are focusing on increasing mortgage activity in order to reduce balance sheet risk and realize gains on the sale of loans in the secondary market.  Due to slow demand in commercial lending, our management has reduced our commercial business and commercial real estate lending department staff during the years ended December 31, 2010 and 2011.  This has resulted in a decrease in the portfolios of commercial business, commercial real estate and residential land development loans to commercial borrowers.  We also use available funds to retain certain higher-yielding fixed rate residential mortgage loans in our portfolio in order to improve interest income.  During the past two fiscal years and the six months ended June 30, 2012, we originated 1,096 loans with a principal value of approximately $324.3 million.  The proceeds from loan sales are used to fund loans held for investment, mortgage-backed securities (“MBS”) and investment securities.  We also have approval to sell loans to Fannie Mae (“FNMA”) and Freddie Mac (“FHLMC”), which enhances our ability to sell our mortgage loans and to convert pools of loans into marketable Ginnie Mae (“GNMA”), FNMA and FHLMC participation certificates.  See “– Mortgage-Backed Securities.”

Loan Underwriting Policies.  Under our loan approval policy, all loans approved must comply with federal regulations.  Generally, we will make residential mortgage loans in amounts up to the limits established from time to time by FNMA and FHLMC for secondary market resale purposes.  This amount for single-family residential loans currently varies from $417,000 up to a maximum of $625,500 for certain high-cost designated areas.  We also make residential mortgage loans up to limits established by the Federal Housing Administration (“FHA”) which currently is $729,500.  The Washington, D.C. and Baltimore areas are both considered high-cost designated areas.  We will, however, make loans in excess of this amount, if we believe we can sell the loans in the secondary market or that the loans should be held in our portfolio.

We obtain detailed loan applications to determine a borrower’s ability to repay and verify the more significant items on these applications through credit reports, financial statements and confirmations.  We also require appraisals of collateral and title insurance on secured real estate loans.  Most borrowers must establish a mortgage escrow account for items such as real estate taxes, governmental charges and hazard and private mortgage insurance premiums.

Our lending policy generally requires private mortgage insurance when the loan-to-value ratio exceeds 80%.  We generally do not lend in excess of 90% of the appraised value of single-family residential dwellings even when private mortgage insurance is obtained, except for FHA, Veterans Administration (“VA”) and Farmers Home Administration (“FmHA”) loans, which permit higher loan-to-value ratios.  Underwriting policies on other types of loans are described below.

Under federal law, the aggregate amount of loans that we may make to any one borrower and related entities is generally limited to 15% of the Bank’s unimpaired capital and unimpaired surplus.  Our general lending limit at June 30, 2012 was approximately $8.0 million.  We have not made any loans aggregated in excess of this limit.

Single-Family Residential Real Estate Lending.  At June 30, 2012, we had a total of $283.7 million in loans receivable and MBS.  Loans secured by first or second mortgages on single-family properties, excluding construction loans, were $76.0 million, or 26.79% of total loans receivable and MBS.  MBS were $93.5 million, or 32.96% of total loans receivable and MBS.

Our single-family residential loans have historically consisted of fixed interest rates for terms of up to 30 years.  We originate conventional mortgage loans, FHA loans, VA loans, and loans in excess of the FNMA and FHLMC ceilings both for sale in the secondary market and for our own portfolio.  We also offer adjustable-rate mortgages, with rates adjusting to external indices in one to ten years.  We have also made loans which fully amortize in 15 years and, on investment properties, loans which are due and payable in five years, subject to extension in some circumstances.

Non-Residential Real Estate Lending.  We make permanent mortgage loans on various non-residential properties, including office buildings and warehouses.  Non-residential loans are made on properties located in or around our market area.  Non-residential real estate lending may entail significant additional risks as compared to single-family residential property lending.  At June 30, 2012, non-residential real estate loans represented $34.4 million, or 12.13% of total loans receivable and MBS, and lot and land loans represented $7.0 million, or 2.46%, of our total loans receivable and MBS.

Acquisition, Development and Construction Lending.  We provide construction loans for single-family and multi-family residences and for non-residential properties.  These loans usually include funding for the acquisition and development of unimproved properties to be used for residential or non-residential construction.  We may provide permanent financing on the same projects for which we have provided the construction financing.

Acquisition, development and construction lending, while providing higher yields, may also have greater risks of loss than long-term residential mortgage loans on improved, owner-occupied properties.  At June 30, 2012, acquisition, development and construction loans represented $4.7 million, or 1.66%, of our total loans receivable and MBS.

The Bank generally is not currently seeking land or land acquisition loans; however, in the past the Bank would generally make land acquisition loans with terms of up to three years and loan to value ratios of up to 65%, and land development loans with terms of up to two years and loan-to value ratios of up to 75%.  The Bank is currently focusing on owner occupied residential construction loans with original terms of generally up to one year and loan to-value ratios of up to 80%.

Commercial Lending.  Federal laws and regulations permit thrift institutions to lend up to 20% of total assets in commercial loans on an unsecured basis or secured by collateral other than real estate, provided that amounts in excess of 10% of total assets may be used only for small business loans.  Prior to 2008, commercial lending was a minor component of our lending portfolio and operations.  Since 2008, we expanded this part of our lending business and continue to promote the origination of commercial and commercial real estate lending, but due to slow demand in commercial lending, our commercial portfolio decreased approximately $15.9 million during 2011 and an additional $11.6 million during the first six months of 2012 as a result of loan paydowns.  We have, however, recently shifted our focus to increasing our mortgage banking activity, primarily loans sold in the secondary market, during this current period of slow demand for commercial lending.  At June 30, 2012, commercial loans represented $1.3 million, or 0.46%, of total loans receivable and MBS, which was below the limit permitted by the regulations.  Commercial loans secured by real estate represented $66.3 million, or 23.37%, of total loans receivable and MBS at June 30, 2012.  In addition, we have issued a limited number of standby letters of credit, generally to development loan customers in connection with development work financed by the Bank.

Consumer Lending.  Federal laws and regulations permit a federally chartered thrift institution to make secured and unsecured consumer loans in an aggregate amount up to 35% of the institution's total assets.  The 35% limitation does not include home equity loans (loans secured by the equity in the borrower's residence, but not necessarily for the purpose of improvement), home improvement loans or loans secured by deposits.  We have not actively promoted these kinds of loans.  Consumer loans, including loans secured by deposits, represented $495,300, or 0.17%, of total loans receivable and MBS at June 30, 2012.

Loan Fees and Service Charges.  In addition to interest earned on loans, we receive income through servicing of loans and certain loan fees in connection with loan originations, loan modifications, loan commitments, late payments, changes of property ownership inspection fees and other services related to our outstanding loans.  Income from these activities varies from period to period with the volume and types of loans made and repaid.  We charge loan origination fees, which are calculated as a percentage of the amount loaned.  The fees received in connection with the origination of construction and mortgage loans have generally been from one to four points (one point being equivalent to 1% of the principal amount of the loan) and are dependent upon market conditions and other factors.  Loan origination fees, net of certain costs, are deferred and recognized as a yield adjustment over the lives of the loans primarily utilizing the interest method.

Mortgage-Backed Securities (MBS)

In addition to short-term investments, when management believes favorable interest rate spreads are available, we may invest excess funds in MBS.  GNMA participation certificates represent interests in pools of loans which are either insured by the FHA or guaranteed by the VA.  FHLMC participation certificates are guaranteed by the FHLMC and FNMA participation certificates are guaranteed by the FNMA.  The United States is not obligated to fund either FHLMC’s obligations or FNMA’s obligations.  MBS may also be used as collateral for short-term and long-term borrowings, which we may obtain from time to time.  We do not generally employ hedging strategies in connection with a MBS portfolio.

The primary risk of holding these securities is the fluctuation of principal value corresponding to changes in interest rates.  Although MBS do not alter the overall maturity of our assets as compared to holding a comparable portfolio of whole loans, they are more liquid than whole mortgage loans.  At June 30, 2012, we had $93.5 million MBS in our portfolio.  The following table sets forth the book value and estimated market value of the MBS portfolio at the dates indicated.

	December 31,
	2011	2010	2009
	(dollars in thousands)

Mortgage-backed securities:
Amortized cost	$79,752	$58,961	$111,090
Estimated fair value	$80,808	$58,551	$105,409

We did not sell any MBS during the six months ended June 30, 2012.  During the year ended December 31, 2011, we sold $11.0 million MBS classified as available-for-sale and experienced $401,000 pre-tax gain, or approximately $243,000 after tax gain, compared to $5.2 million MBS classified as available-for-sale, experiencing a $470,000 pre-tax loss, or approximately $285,000 after tax loss for the twelve months ended December 31, 2010.  During the year ended December 31, 2010, we also sold $1.8 million classified as held-to-maturity and experienced a $109,000 pre-tax gain, or approximately $66,000 after tax gain.  There were no sales of MBS classified as held-to-maturity for the year ended December 31, 2011 and we had no securities classified as held-to-maturity subsequent to the 2010 sale.  At December 31, 2011, we had no non-cash other-than-temporary impairment (“OTTI”) charges recognized in net earnings, related to available-for-sale investments as compared to a charge to the consolidated statement of operations of $2.9 million for one of our private-labeled MBS for the period ended December 31, 2010.  The OTTI charge related to a credit loss.  For a full explanation, please refer to Note 3 of the Notes to WSB Holdings’ audited Consolidated Financial Statements.

Other Investment Activities

In addition to investment in MBS, excess short-term funds have generally been invested in federal funds, agency callable paper, zero coupon bonds, a certificate of deposit (“CD”) and preferred trust coupon bonds.  Our portfolio of investment securities provides a source of liquidity when loan demand exceeds funding capability, provides funding for unexpected savings and CD withdrawals, provides funds for CD maturities, serves as a vehicle for interest rate risk management and provides a source of income.  We are required to maintain certain liquidity ratios and generally do so by investing in securities that qualify as liquid assets under federal regulations.  We are also required to hold FHLB stock in specified amounts and to maintain certain reserves with the Federal Reserve Bank of Richmond.  See “– Supervision and Regulation.”

The following table sets forth certain information regarding our investment securities (excluding MBS), at carrying value and other interest earning assets at the dates indicated.

	December 31,
	2011	2010	2009
	(dollars in thousands)
Other Investments:
Federal Home Loan Bank stock	$4,504	$5,502	$5,911
FHLB Agencies	37,660	19,784	28,694
Corporate Bonds	4,947	-	-
Municipal Bonds	2,331	2,327	2,359
Total Other Investments	$49,442	$27,613	$36,964

The following table sets forth our scheduled maturities on other investments:

Other Investments Scheduled Maturity Table
as of December 31, 2011
	Up to		One to		Five to		More than		Total Investment
	One Year		Five Years		Ten years		Ten Years		Securities
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Yield
Other Investments:
FHLB Agencies	$-	-%	$3,893	5.32%	$23,730	3.29%	$10,037	3.67%	$37,660	3.59%
Corporate Bonds			$1,977	4.15%	$2,970	5.00%	$-	-%	$4,947	4.66%
Municipal Bonds	-	-%	-	-%	-	-%	2,330	4.20%	2,330	4.20%
Total Other Investments	$-	-%	$5,870	4.92%	$26,700	3.48%	$12,367	3.76%	$44,937	3.73%

Prepayments and calls on the FHLB Agencies shorten the actual maturity.  FHLB and Atlantic Central Bankers Bank stock has been excluded from this table as it has no stated maturity.

Gains on the sale of investment securities for the three-month period ended June 30, 2012 were approximately $4,000 before taxes (approximately $2,000 net of taxes), compared to approximately $231,000 before taxes (approximately $140,000 net of taxes) for the same period of 2011.  Gains on the sale of investment securities for the six-month period ended June 30, 2012 were approximately $163,000 before taxes (approximately $99,000 net of taxes), compared to approximately $414,000 before taxes (approximately $251,000 net of taxes) for the same period of last year.  These gains resulted from the Bank’s sale of approximately $2.0 million of callable agency paper during the first quarter of 2012, based on management’s believe that the market presented a good opportunity to receive a premium on those securities.

Approximately $32.0 million short term investments, callable agencies, were called during the twelve month period ended December 31, 2011.  During the twelve month period ended December 31, 2011, we sold approximately $10.0 million in short term agencies.  The sale of these securities was used to reinvest in higher yielding investments which included MBS and corporate bonds.  This was part of management’s efforts during 2011 to continue to strengthen the balance sheet for the future.

Sources of Funds

General.  Deposits are the primary source of the Bank’s funds for use in lending and for other general business purposes.  In addition to deposits, we obtain funds from loan amortizations and prepayments and sales of loans, MBS and investment securities.  We maintain funding facilities with correspondent banks and the FHLB of Atlanta, which are cancelable by the lender and subject to lender discretion.  Management has begun investing excess cash liquidity in investment grade securities which offer a ready source of collateral for secured borrowings under existing credit facilities. Structured repurchase agreements (“repos”) are financial transactions in which an organization borrows money by selling securities and simultaneously agreeing to buy the securities back later at a higher price, and they function similarly to a secured loan with the securities serving as collateral.  At June 30, 2012, we had borrowings of $68.0 million in the form of advances from the FHLB of Atlanta.

Deposits. Deposits are the primary source of our funds for use in lending and for other general business purposes.  We compete with other financial institutions for deposits.  Competition for deposits remains high.  The receipt and disbursement of deposits are significantly influenced by economic conditions, interest rates, money market conditions and other factors.  Our consumer deposits and commercial deposits are attracted from within our primary market areas through the offering of a broad selection of deposit instruments including consumer, small business and commercial demand deposit accounts, interest-bearing checking accounts, money market accounts, regular savings accounts, CDs and retirement savings plans.  These accounts are a source of low-interest cost funds and provide fee income to the Bank.

Information concerning our deposits is set forth in “WSB Holdings, Inc. — Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Financial Condition Analysis – Deposits” and in Note 8 of the Notes to WSB Holdings’ audited Consolidated Financial Statements.

The change in the mix of our deposits during 2011, as discussed in the table below, reflects our emphasis on the growth of core deposits, savings accounts, and less emphasis on longer-term CDs.  We advertise for CDs from time to time generally when we have the need for deposits of specific maturities.  We have received deposits through brokers on an occasional basis in a manner consistent with federal regulations for our current funding obligations, however, we have consciously reduced our reliance on brokered deposits and have focused growth through the branches.

The following table shows the distribution of our deposits by type of deposit, including accrued interest, for the periods indicated.

	2011				2010				2009
			Average	Weighted Average Interest			Average	Weighted Average Interest			Average	Weighted Average Interest
	Amount	Percent	Balance	Rate	Amount	Percent	Balance	Rate	Amount	Percent	Balance	Rate
	(dollars in thousands)

Savings accounts	$112,010	45.71%	$104,271	1.08%	$81,517	30.57%	$73,449	1.29%	$60,211	23.71%	$49,966	1.34%
NOW accounts - interest bearing	24,289	9.91	24,637	0.43	24,522	9.20	22,550	0.83	20,504	8.08	19,557	0.79
Checking accounts - non-interest bearing	5,256	2.14	5,490	-	6,512	2.44	8,361	-	9,633	3.80	8,886	-
Time deposits	103,496	42.24	129,034	1.95	154,030	57.79	158,638	2.07	163,473	64.41	187,097	2.64

Total deposits at end of period	$245,051	100.00%	$263,432	1.34%	$266,581	100.00%	$262,998	1.67%	$253,821	100.00%	$265,506	2.09%

Deposits were $247.9 million at June 30, 2012, compared to $245.1 million at December 31, 2011.  The increase in deposits at June 30, 2012, compared to December 31, 2011, was primarily due to an increase in our brokered certificate of deposits and in our savings accounts, primarily money market accounts.  During this period, our rates on money fund accounts were slightly higher than the Bank’s competitors, resulting in an increase in our core deposits.  As previously reported, we exercised our intention to renew the broker deposits that matured during the fourth quarter of 2011 and first quarter of 2012.  Approximately $14.0 million of our CDs classified as broker deposits matured of which approximately $11.0 million were renewed.  Management anticipates continuing to utilize excess funding liquidity to offset a runoff of higher cost CDs which were previously originated to fund loan production.

Our deposits are insured by the FDIC.  The Bank’s deposits have FDIC insurance coverage of $250,000 per depositor.  The Dodd-Frank Act signed on July 21, 2010, made permanent the deposit insurance amount of $250,000.

The following table presents, by various interest rate categories, the amounts of time deposit accounts, excluding accrued interest payable of $12,107 at December 31, 2011, which will mature during the periods indicated.

					2016	Total
Time Deposit Accounts					and	Time
by Interest Rate	2012	2013	2014	2015	After	Deposits
	(dollars in thousands)
Balance $100,000 or less(1)
2.50% or less	$40,578	$7,537	$2,222	$719	$5,515	$56,571
2.51% to 5.50%	4,656	2,682	7,840	7,494	-	22,672
Total	$45,234	$10,219	$10,062	$8,213	$5,515	$79,243

Balance greater than $100,000
2.50% or less	$11,858	$3,541	$436	$-	$665	$16,500
2.51% to 5.50%	1,766	396	3,569	2,010	-	7,741

Total	$13,624	$3,937	$4,005	$2,010	$665	$24,241

Grand Total	$58,858	$14,156	$14,067	$10,223	$6,180	$103,484

(1) Brokered accounts consisting of individual accounts issued under master certificates in the broker’s name have been included in the total representing balance of $100,000 or less.

The following table contains information pertaining to approximately 176 certificates of deposit accounts held in excess of $100,000 as of December 31, 2011.

Time Remaining Until Maturity	Certificate of Deposits
(dollars in thousands)

Less than three months	$3,411
3 months to 6 months	1,754
6 months to 12 months	8,459
Greater than 12 months	10,617

Total	$24,241

Borrowings.  Total borrowings are $68.0 million as of June 30, 2012, $84.0 million as of December 31, 2011 and $76.0 million as of December 31, 2010, all of which consisted of FHLB advances, including $8.0 million in daily rate credit at December 31, 2011.  The $8.0 million daily rate credit was repaid and an $8.0 million advance matured during the first quarter of 2012.  We maintain funding activities with correspondent banks and the FHLB of Atlanta, which are cancelable by the lender and subject to lender discretion.  To the extent we do not or cannot use FHLB borrowings, we would expect to rely on alternative funding sources, including our deposit base and correspondent bank lines of credit.  Our remaining credit availability for additional FHLB advances at June 30, 2012 is $47.2 million.  As of June 30, 2012 we have unused lines of credit with our correspondent banks in the amount of $7.0 million.

The table below shows borrowings at the dates indicated.

	June 30,	Weighted	December 31,	Weighted
	2012	Avg Rate	2011	Avg Rate

FHLB-advances -fixed	$68,000,000	2.82%	$76,000,000	2.64%
FHLB - Daily rate credit	-	0.40%	8,000,000	0.36%
	$68,000,000		$84,000,000

FHLB Borrowings

	2011	2010	2009
Beginning Balance at December 31,	$76,000	$99,000	$117,100
Matured	-	(43,000)	(18,100)
Restructured	-	(30,000)	-
New advances replacing the higher rate borrowings	-	30,000	-
New advances during fiscal year	8,000	20,000	-

Ending Balance at December 31,	$84,000	$76,000	$99,000

Our interest expense on our borrowings decreased approximately $1.4 million and $2.4 million for the periods ended December 31, 2011 and 2010.  This decrease is due to the restructuring of our borrowings by which we elected the repayment of $30.0 million of our reverse repurchase agreements resulting in a pre-payment penalty of approximately $2.0 million during the year ended December 31, 2010.

Subsidiaries

WSB, Inc.

The Bank established a wholly owned service corporation subsidiary, WSB, Inc., in 1985.  WSB Inc. became a subsidiary of WSB in the holding company reorganization.  WSB, Inc. purchases land to develop into single-family building lots that are offered for sale to third parties.  It also builds homes on certain lots on a contract basis.  During the six months ended June 30, 2012 and years ended December 31, 2011 and 2010, WSB, Inc. did not develop any lots.  See Note 5 of Notes to WSB Holdings Consolidated Financial Statements.

WSB Realty, LLC

The Bank established a wholly-owned operating subsidiary in January 2009 for the purpose of directly or indirectly, acquiring, owning, holding, leasing, developing, managing, operating, investing in or otherwise dealing with various real and personal property.  Management is authorized to take assignment of the right to acquire title to certain properties purchased at foreclosure sales.  Management is authorized to take usual and customary activities toward the acquisition, rehabilitation, sale, rental and disposition of these properties.  At June 30, 2012, WSB Realty, LLC had assets of approximately $3.1 million consisting primarily of OREO.  WSB Realty, LLC reported a net loss of approximately $14,000 for the six months ended June 30, 2012 and $159,000 for year ended December 31, 2011.

WSB Realty, Inc.

The Bank established a wholly-owned operating subsidiary in September 2010 for the purpose of directly or indirectly acquiring, owning, holding, leasing, developing, managing, operating, investing in or otherwise dealing with various real and personal property.  Management is authorized to take assignment of the right to acquire title to certain properties purchased at foreclosure sales.  Management is authorized to take usual and customary activities toward the acquisition, rehabilitation, sale, rental and disposition of these properties.  At June 30, 2012 and December 31, 2011, WSB Realty, Inc. had assets of approximately $897,000 and $128,000, respectively, consisting primarily of OREO.  WSB Realty, Inc. reported net losses of approximately $100,000 for the six months ended June 30, 2012 and $35,500 for the year ended December 31, 2011.

Employees

We had 85 full-time and 29 part-time employees at September 30, 2012.  We provide health and life insurance benefits and an employer matching 401(k) plan.  None of the employees are represented by a collective bargaining union.  We believe that we enjoy good relations with our employees.

Supervision and Regulation

General

The following discussion summarizes certain material elements of the regulatory framework applicable to WSB Holdings, Inc. and its subsidiaries.  These summaries of statutes and regulations are not intended to be complete and such summaries are qualified in their entirety by reference to such statutes and regulations.

WSB Holdings is a unitary savings and loan holding company that is subject to regulation and supervision by the Federal Reserve Board.  As such, WSB Holdings is required to serve as a source of financial strength to its subsidiary depository institution and to commit resources to support the depository institution as needed.  The Federal Reserve Board also has the authority to require WSB Holdings to terminate any activity or to relinquish control of a nonbank subsidiary upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of the holding company or the depository institution.  WSB Holdings’ status as a savings and loan holding company does not exempt it from certain federal and state laws applicable to Delaware corporations generally, including, without limitation, certain provisions of the federal securities laws.

As a federal savings bank, The Washington Savings Bank is subject to extensive regulation and periodic examination by the OCC.  The lending activities and other investments of The Washington Savings Bank must comply with various federal regulatory requirements and The Washington Savings Bank must periodically file reports with the OCC describing its activities and financial condition.  The Bank’s deposits are insured by the FDIC through its Deposit Insurance Fund. The Washington Savings Bank is also subject to regulation for certain matters by the FDIC and for certain other matters by the Federal Reserve Board.  This supervision and regulation is intended primarily for the protection of depositors.  Certain of these regulatory requirements are referred to below or appear elsewhere herein.

On June 3, 2011, WSB Holdings and The Washington Savings Bank entered into separate supervisory agreements with the OTS, their primary banking regulator on such date.  For additional information please see “The Merger Agreement and the Merger – Regulatory Matters Regarding WSB Holdings and The Washington Savings Bank.”

WSB Holdings

General

WSB Holdings is registered with the Federal Reserve Board and is subject to regulations, examinations, supervision and reporting requirements applicable to savings and loan holding companies.  In addition, the Federal Reserve Board has enforcement authority over WSB Holdings and its subsidiaries.  Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to The Washington Savings Bank.  The Federal Reserve Board assumed the authority over savings and loan holding companies previously exercised by the OTS on July 21, 2011.

Permissible Activities.

Under present law, the business activities of WSB Holdings are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of The Holding Company Act and financial holding companies under Section 4(k) of The Bank Holding Company Act, provided certain conditions are met, and certain additional activities authorized by federal regulations.

Savings and loan holding companies, such as WSB Holdings, may not directly or indirectly, or through one or more subsidiaries, acquire more than 5% of another savings institution or savings and loan holding company, without prior regulatory approval.  WSB Holdings may not, with certain exceptions, acquire more than 5% of a non-subsidiary company engaged in activities that are not closely related to banking or financial in nature, or acquire or retain control of an institution that is not federally insured.  In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

Capital

Savings and loan holding companies are not currently subject to specific regulatory capital requirements.  The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. In addition, proposed capital rules would subject top-tier saving and loan holding companies, such as WSB Holdings, to the same general capital requirements applicable to their subsidiary savings banks.  See “The Washington Savings Bank – Proposed New Capital Rules.”

Source of Strength

The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies.  The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Dividends

The Washington Savings Bank must notify the Federal Reserve Board 30 days before declaring any dividend to WSB Holdings.  The Federal Reserve Board may disapprove such dividend, in whole or in part, if it finds that the proposed dividend would, among other things, cause The Washington Savings Bank to be undercapitalized, raise safety or soundness concerns, or violate a prohibition contained in any statute, regulation, enforcement action, or agreement between The Washington Savings Bank or WSB Holdings and any Federal banking agency.

Acquisition of WSB Holdings, Inc.

Under the Federal Change in Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a savings and loan holding company.  Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company’s outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company.  A change in control definitively occurs upon the acquisition of 25% or more of the company’s outstanding voting stock.  Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

The Washington Savings Bank

Regulatory Reform Legislation

The Dodd-Frank Act, enacted in 2010, will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector.

The following items provide a brief description of certain provisions of the Dodd-Frank Act.

•
OTS merged with OCC.  The Dodd-Frank Act eliminated the OTS.  On July 21, 2011, the OTS merged into the OCC, with the OCC assuming all functions and authority from the OTS relating to federally chartered savings banks, such as The Washington Savings Bank, and the Federal Reserve Board assuming all functions and authority from the OTS relating to holding companies for savings banks, such as WSB Holdings, Inc.  As a result, as of July 21, 2011, the OCC became The Washington Savings Bank’s primary federal regulator and WSB Holdings became subject to supervision by the Federal Reserve Board.

•
Source of strength.  The Dodd-Frank Act extended the Federal Reserve Board’s “source of strength” doctrine to savings and loan holding companies such as WSB Holdings.  The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

•
Limitation on federal preemption. The Dodd-Frank Act significantly reduces the ability of federal savings banks to rely upon federal preemption of state consumer financial laws.  The Dodd-Frank Act also eliminates altogether the preemption of state law for subsidiaries, agents, and affiliates of federal savings banks (other than a subsidiary, affiliate, or agent that is chartered as a federal savings bank).  Although the OCC, as the primary regulator of federal savings banks, will have the ability to make preemption determinations where certain conditions are met, the change in the law regarding federal preemption has the potential to create a patchwork of federal and state compliance obligations.

•
Mortgage loan origination and risk retention.  The Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to require steps to verify a borrower's ability to repay.  In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues.  The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•
CFPB.  The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services.  The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank consumers, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.  For banking organizations with assets under $10 billion, like The Washington Savings Bank, the CFPB has exclusive rulemaking authority, but The Washington Savings Bank’s primary federal regulator will continue to have examination and enforcement authority under federal consumer financial law.  In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB.  Compliance with any such new regulations would increase our cost of operations.

•
Deposit insurance.  The Dodd-Frank Act made permanent the general $250,000 deposit insurance limit for insured deposits.  The Dodd-Frank Act also extends until January 1, 2013, federal deposit insurance coverage for the full net amount held by depositors in non-interest bearing transaction accounts.  Amendments to the FDIA also broadened the assessment base against which an insured depository institution's deposit insurance premiums paid to Deposit Insurance Fund will be calculated.  Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity.  These provisions could increase the FDIC deposit insurance premiums paid by The Washington Savings Bank.

•
Corporate governance.  The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the WSB Holdings.  The Dodd-Frank Act provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials and directs the SEC and national securities exchanges to adopt rules that: (1) provide stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) will enhance independence requirements for compensation committee members; and (3) will require companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers.

Liquidity Requirements

As a thrift, The Washington Savings Bank derives its lending and investment authority from the Home Owners’ Loan Act, as amended, and regulations of the OCC thereunder.  Those laws and regulations limit the ability of The Washington Savings Bank to invest in certain types of assets and to make certain types of loans.  For example, the OCC requires thrifts to maintain sufficient liquidity to ensure their safe and sound operation.  Liquid assets are defined to include cash, deposits maintained pursuant to Federal Reserve Board reserve requirements, time deposits in certain institutions and certain savings deposits, obligations of the United States and certain of its agencies and qualifying obligations of the states and political subdivisions thereof, highly rated corporate debt, mutual funds that are restricted by their investment policies to investing only in liquid assets, certain mortgage loans and mortgage-related securities and bankers acceptances.  As of June 30, 2012, The Washington Savings Bank had $17.7 million of cash and cash equivalents.  Further, WSB Holdings had $108.0 million of unpledged investment securities.  However, the unpledged securities consist of approximately $12.8 million private label mortgage-backed securities with limited marketability for purposes of liquidity.

Internal sources of operational liquidity used by The Washington Savings Bank are cash, various short-term investments, mortgage-backed securities and loans and investments classified as available-for-sale.  Additionally, we may borrow funds from commercial banks or from the FHLB of Atlanta or the Federal Reserve Bank “discount window” after exhausting FHLB sources.  Previously, we also have utilized short term borrowings in the form of reverse repurchase agreements from a commercial bank to meet short-term liquidity needs.  At June 30, 2012, we had approximately $47.2 million of availability on our FHLB line, and $7.0 million of availability on our secured line of credits with correspondent banks.

Qualified Thrift Lender Test

As a federal savings bank, The Washington Savings Bank must satisfy the qualified thrift lender, or “QTL,” test.  To satisfy the QTL test, The Washington Savings Bank must either qualify as a domestic building and loan association under the Internal Revenue Code, or maintain an appropriate level of certain investments, called “Qualified Thrift Investments” (“QTIs”).  QTIs include, among other things, a bank’s residential mortgages and related investments, including mortgage-backed securities, Federal Home Loan Bank stock, education loans, small business loans, and loans made through credit cards.  QTIs must represent 65% or more of The Washington Savings Bank’s portfolio assets on a monthly average basis in nine months out of every 12-month period.  “Portfolio assets” generally means total assets of a savings bank, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings bank’s business.  Failure by The Washington Savings Bank to maintain its status as a QTL will result in certain restrictions under the Home Owners’ Loan Act on The Washington Savings Bank’s ability to engage in new activities, to establish new branches and to pay dividends.  Additionally, WSB Holdings would be required to register as a bank holding company and become subject to the various restrictions applicable to the activities of bank holding companies.  The Dodd-Frank Act made noncompliance with the QTL test subject to OCC enforcement action for a violation of law.  At June 30, 201, our QTL ratio was 85%, which exceeded the requirements of the QTL test.

Capital Standards

The Washington Savings Bank is subject to capital standards imposed by the OCC.  These standards call for a minimum “leverage ratio” of core capital to adjusted total assets of 4% (3% for savings institutions receiving the highest composite CAMELS rating for safety and soundness), a minimum ratio of tangible capital to adjusted total assets of 1.5%, and a minimum ratio of risk-based capital to risk-weighted assets of 8%.  For capital adequacy purposes, a bank is placed in one of the following five categories based on the bank’s capital: (1) well capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital); (2) adequately capitalized (at least 4% leverage capital (3% for savings banks receiving the highest rating on the CAMELS rating system), 4% Tier 1 risk-based capital and 8% total risk-based capital); (3) undercapitalized (less than 4% leverage capital (3% for savings banks receiving the highest rating on the CAMELS rating system), 4% Tier 1 risk-based capital or less than 8% total risk-based capital,); (4) significantly undercapitalized (less than 3% leverage capital, 3% Tier 1 risk-based capital or less than 6% total risk-based capital,); and (5) critically undercapitalized (less than 2% tangible capital).  The federal banking agencies are required to take prompt corrective action with respect to insured institutions that fall below the adequately capitalized level.  Any insured depository institution that falls below the adequately capitalized level must submit a capital restoration plan, and, if its capital levels further decline or do not increase, will face increased scrutiny and more stringent supervisory action.  At June 30, 2012, The Washington Savings Bank’s ratios exceeded all regulatory capital requirements for well capitalized institutions.

Proposed New Capital Rules

On June 12, 2012, the federal bank regulatory agencies adopted notices of proposed rulemaking in which they proposed to revise their risk-based and leverage capital requirements consistent with agreements reached by the Basel Committee on Banking Supervision (BCBS) in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” (“Basel III”).  If adopted, the new requirements would introduce new tier 1 common equity ratio requirements of 4.5% and 6.5%, net of regulatory deductions, for adequately capitalized and well-capitalized institutions, respectively, and would also establish more conservative standards for including an instrument in regulatory capital.  The new requirements would also introduce a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%, the minimum tier 1 capital ratio to 8.5%, and the minimum total capital ratio to 10.5%.  An institution’s failure to achieve these minimum levels including the capital conservation buffer would restrict the institution’s ability to make capital distributions, including dividends, and to make certain discretionary bonus payments to executive officers.  The regulatory agencies also reserve the right to require capital ratios for individual institutions that are higher than these minimums depending on the institution’s individual circumstances.  The new requirements would also assign new risk weight categories for certain assets, most notably residential mortgage loans, high volatility commercial real estate loans, and past due assets.  These new risk weightings may require banks and bank holding companies to maintain additional capital against assets in those categories and may introduce more volatility in their capital ratios.  The new capital requirements would be applicable to savings and loan holding companies such as WSB Holdings.

Interest Rate Risk

The OCC has issued guidelines regarding the management of interest rate risk (“IRR”).  The OCC expects all federal savings associations, such as The Washington Savings Bank, to manage their IRR exposure using processes and systems commensurate with their earnings and capital levels, complexity, business model; risk profile and scope of operations.  Savings associations are required to have comprehensive policies and procedures that govern all aspects of their IRR management process and that address the potential impact of changing interest rates on earnings and capital from a short-term and a long-term perspective. Stress testing is an integral component of IRR management.  The Bank’s IRR program incorporates a stress-testing process to identify and quantify The Washington Savings Bank’s IRR exposure and potential problem areas.

Deposit Insurance

Deposit accounts in The Washington Savings Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor.  FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC.  The amount of a particular institution’s deposit insurance assessment is based on that institution’s risk classification under an FDIC risk-based assessment system.  Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution’s risk category and certain specified risk adjustments.  Deposit insurance assessments fund the Deposit Insurance Fund, which is currently under-funded.

The Dodd-Frank Act changed the way an insured depository institution’s deposit insurance premiums are calculated.  The assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity.  The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and noninterest bearing transaction accounts have unlimited deposit insurance through December 31, 2012.  The Dodd-Frank Act also made changes to the minimum designated reserve ratio of the Deposit Insurance Fund, increasing the minimum from 1.15% percent to 1.35% of the estimated amount of total insured deposits, eliminating the upper limit for the reserve ratio designated by the FDIC each year, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

As mandated by the Dodd-Frank Act, in February 2011, the FDIC approved a final rule that changes the deposit insurance assessment system from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity.  In addition, the rule adopts a “scorecard” assessment scheme for larger banks and suspends dividend payments indefinitely if the Deposit Insurance Fund reserve ratio exceeds 1.5% percent, but provides for decreasing assessment rates when the reserve ratio reaches certain thresholds.  Under the new rule, larger insured depository institutions generally pay higher assessments than under the old system, which should offset the cost of the assessment increases for institutions with consolidated assets of less than $10 billion, such as The Washington Savings Bank.

In 2009, the FDIC imposed a 5 basis point special assessment on each insured depository institution’s insurance assets minus Tier 1 capital (core capital) as of June 30, 2009, not to exceed 10 basis points of the institution’s domestic deposits.  This special assessment was collected on September 30, 2009. The FDIC also adopted a final rule requiring insured institutions to prepay quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012.  The pre-payment allowed the FDIC to strengthen the cash position of the Deposit Insurance Fund immediately without impacting earnings of the industry.  The Washington Savings Bank paid the prepaid assessments, along with The Washington Savings Bank’s regular quarterly assessment, on December 30, 2009.  As of June 30, 2012, $452,000 in pre-paid deposit insurance assessments is included in other assets in the accompanying consolidated balance sheet.

In addition to FDIC deposit insurance assessments, all FDIC-insured depository institutions must also pay an annual assessment to interest payments on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds (commonly referred to as “FICO bonds”) were issued to capitalize the Federal Savings and Loan Insurance Corporation.  The Financing Corporation payments will continue until the bonds mature in 2017 through 2019.  Our FICO expense payments totaled $742,000 in 2011 and $1.2 million in 2010.

The FDIC may terminate the deposit insurance of any insured depository institution, including The Washington Savings Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC.  It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital.  If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.  Our management is not aware of any existing circumstances which would result in termination of The Washington Savings Bank’s deposit insurance.

Restrictions on Capital Distributions

OCC regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the capital account.  A savings bank must file an application for approval of a capital distribution if: 1) the total capital distributions for the applicable calendar year exceed the sum of the savings bank’s net income for that year to date plus the savings bank’s retained net income for the preceding two years; 2) the bank would not be at least adequately capitalized following the distribution; 3) the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition; or 4) the savings bank is not eligible for expedited treatment of its filings.  Even if an application is not otherwise required, every savings bank that is a subsidiary of a holding company must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.  The OCC may disapprove a notice or application if: 1) the savings bank would be undercapitalized following the distribution; 2) the proposed capital distribution raises safety and soundness concerns; or 3) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

Federal Reserve System.

Pursuant to regulations of the Federal Reserve Board, a thrift institution must maintain non-interest bearing reserves at the Federal Reserve Bank or in a pass-through account at a correspondent institution, calculated daily, equal to 3% of its "low reserve tranche," currently the first $71.0 million of transaction accounts (less a $11.5 million exclusion).  Amounts above $71.0 million require reserves of $1,785,000 plus 10 percent of the amount in excess of $71.0 million.  We have consistently met the reserve requirements.

Federal Home Loan Bank System

The Washington Savings Bank is a member of the FHLB of Atlanta, which is one of 12 regional Federal Home Loan Banks.  FHLB banks provide a central credit facility primarily for member institutions. At June 30, 2012, The Washington Savings Bank had advances of $68.0 million from the FHLB of Atlanta.  The FHLB borrowings are collateralized by a blanket collateral loan agreement under which we must maintain minimum eligible collateral for the outstanding advances.

As a member, The Washington Savings Bank is also required to acquire and hold shares of capital stock in the FHLB of Atlanta.  The Washington Savings Bank was compliant with this requirement with an investment in FHLB of Atlanta stock at June 30, 2012 of $3.8 million.

Safety and Soundness Standards

We are subject to certain standards designed to maintain the safety and soundness of individual banks and the banking system.  The OCC has prescribed safety and soundness guidelines relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth, concentration and quality; (vi) earnings; and (vii) compensation and benefit standards for officers, directors, employees and principal stockholders.  A federal savings institution not meeting one or more of the safety and soundness guidelines may be required to file a compliance plan with the OCC.  Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Community Reinvestment Act

In 1977, Congress enacted the Community Reinvestment Act to encourage depository institutions, including thrifts, to help meet the credit needs of their entire communities, including low- and moderate-income areas, consistent with safe and sound banking practices.  Because The Washington Savings Bank meets the OCC’s definition of an “intermediate small savings association,” i.e., those with more than $274 million in assets, but less than $1.098 billion in assets as of the end of either of the two previous years, The Washington Savings Bank is subject to somewhat streamlined examinations and reduced data collection and regulatory reporting requirements under the Community Reinvestment Act, relative to large retail savings associations.  As a result, The Washington Savings Bank qualifies for the intermediate small institution Community Reinvestment Act examinations, based on its present asset size.  Standard Community Reinvestment Act examinations evaluate depository institutions under lending, investment and community service tests.  Intermediate small institutions’ examinations, however, focus mainly on the lending activities of depository institutions, and also evaluate community development activities of the institution, such as community development loans, investments, and services.

The Washington Savings Bank received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Loans-to-One-Borrower Limitations

Generally, a federal savings bank may not make a loan or extend credit to a single borrower or related group of borrowers in excess of 15% of unimpaired capital and surplus.  An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate.  As of June 30, 2012, we were in compliance with loans-to-one-borrower limitations.

Transactions with Related Parties

Under Sections 23A and 23B of the Federal Reserve Act, which are applicable to savings banks, extensions of credit and certain asset purchases between a savings bank and its affiliates are restricted.  An affiliate of a bank is a company that controls or is under common control with the bank, except, in most instances, subsidiaries of the bank itself.  In a holding company context, the parent savings and loan holding company and any companies that are controlled by such savings and loan holding company are affiliates of the subsidiary savings bank.  The general purpose of these restrictions is to prevent a savings bank from subsidizing its affiliates that are not insured by the FDIC through transactions that are excessive in amount, on preferential terms, or otherwise unsafe and unsound.  Under Section 23A, The Washington Savings Bank is not able to engage in “covered transactions” with any single affiliate if the aggregate amount of its covered transactions with that affiliate exceeds 10% of The Washington Savings Bank’s capital and surplus, or with all of The Washington Savings Bank’s affiliates collectively if the aggregate amount of our covered transactions with all affiliates exceeds 20% of our capital and surplus.  A transaction with a third party is deemed to be a covered transaction to the extent that the proceeds of the transaction are used for the benefit of or transferred to an affiliate.  The term “covered transaction” includes the making of loans, purchase of assets, issuance of guarantees and other similar transactions.  In addition, loans or other extensions of credit by The Washington Savings Bank to an affiliate are required to be collateralized in accordance with regulatory requirements, and The Washington Savings Bank’s transactions with affiliates must be consistent with safe and sound banking practices and may not involve the purchase by The Washington Savings Bank of any low-quality asset.  Section 23B applies to covered transactions as well as certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates.  Dividends and fees paid by us are not defined as covered transactions and are not subject to section 23A and 23B restrictions, but are subject to the capital distribution restrictions noted above.

Certain transactions with affiliates are prohibited altogether.  For example, The Washington Savings Bank may not purchase or invest in securities issued by any of its affiliates.  Other transactions are subject to full or partial exemptions.  For example, purchasing an asset having a readily identifiable and publicly available market quotation and purchased at or below the asset’s current market quotation is exempt from the quantitative limits, collateral requirements and low-quality asset restrictions of Section 23A.

Section 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board govern extensions of credit made by a bank to its directors, executive officers, and principal stockholders (“insiders”).  Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features.  Further, such extensions may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of The Washington Savings Bank’s capital.  Extensions of credit in excess of certain limits must be also be approved by the board of directors.

Consumer Protection Laws

The Washington Savings Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy.  These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and various state law counterparts.

In addition, federal law currently contains extensive customer privacy protection provisions.  Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information.  These provisions also provide that, except for certain limited exceptions, a financial institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure.  Further under the “Interagency Guidelines Establishing Information Security Standards,” savings banks must implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer information.  Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Anti-Money Laundering and OFAC

Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer, an ongoing employee training program and testing of the program by an independent audit function.  Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers.  Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions.  Bank regulators routinely examine institutions for compliance with these obligations, and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions.  The regulatory authorities have imposed “cease and desist” orders and civil money penalty sanctions against institutions found to be violating these obligations.

The Office of Foreign Assets Control, or OFAC, is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress.  OFAC sends bank regulatory agencies lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons.  If WSB Holdings or The Washington Savings Bank finds a name on any transaction, account, or wire transfer that is on an OFAC list, they must freeze such account, file a suspicious activity report and notify the appropriate authorities.

Proposed Legislation and Regulatory Actions

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation’s financial institutions.  We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies.  The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of financial institutions through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession.  The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject.  We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Properties

We operate five savings branch locations in Bowie, Crofton, Millersville, Odenton, and Waldorf, Maryland.  Space for three of our branches, Millersville, Odenton and Waldorf, are under long-term leases with third parties.  We have exercised our five-year option to extend our Waldorf lease for 2,700 square feet and the lease now expires in April 2017.  Our Millersville lease is for a 1,628 square foot parcel of land on which our Millersville office is located.  We currently own the Millersville building and the land lease expires in March 2013.  Our Odenton lease for 3,167 square feet expires in November 2014.  The 570 square foot Crofton branch was purchased by the Bank in July 1995.

Our corporate, administrative, and accounting offices are located in a five story building in Bowie owned by WSB.  We also operate a branch of the Bank at this location.  At June 30, 2012, 85% of the Bowie building's residual space was occupied, of which 42% is tenant occupied and 43% is occupied by WSB Holdings and The Washington Savings Bank staff.  Also located in our corporate headquarters are our Commercial Lending Group and our Retail Mortgage Group.

Legal Proceedings

See the section of this joint proxy statement/prospectus entitled “Litigation Related to the Merger” for information about litigation relating to the merger in which WSB Holdings and each of its directors are named as defendants.  In addition, from time to time we may be involved in ordinary routine litigation incidental to our business.  We are not, however, involved in any legal proceedings, other than as discussed in this joint proxy statement/prospectus, the outcome of which, in management’s opinion, would be material to our financial condition or results operations.

WSB HOLDINGS, INC. – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Some of the matters discussed below include forward-looking statements.  Forward-looking statements often use words such as “believe,” “expect,” “plans,” “may,” “will,” “should,” “project,” “contemplate,” “anticipate,” “forecast,” “intend” or other words of similar meaning.  You can also identify them by the fact that they do no relate strictly to historical or current facts.  Our actual results and the actual outcome of our expectations and strategies could be different from those anticipated or estimated for the reason discussed below and under the heading “Caution Regarding Forward Looking Statements.”  The following discussion is intended to further your understanding of WSB Holdings’ consolidated financial condition and results of operations for the periods indicated, and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

As used in this section of the joint proxy statement/prospectus, unless the context clearly indicates otherwise, the terms “we,” “us” and “our” refer to WSB Holdings, Inc. and its consolidated subsidiaries and the term “Bank” refers to The Washington Savings Bank, F.S.B.

Overview

We operate a general commercial banking business, attracting deposit customers from the general public and using such funds, together with other borrowed funds, to make loans, with an emphasis currently on residential mortgage lending.  Our results of operations are primarily determined by the difference between the interest income and fees earned on loans, investments and other interest-earning assets and the interest expense paid on deposits and other interest-bearing liabilities.  The difference between the average yield earned on interest-earning assets and the average cost of interest-bearing liabilities is known as net interest-rate spread.  Our principal expense generally is the interest we pay on deposits and other borrowings.  The difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities is referred to as net interest income.  Net interest income is significantly affected by general economic conditions and by policies of state and federal regulatory authorities and the monetary policies of the Federal Reserve Board.  Our net income is also affected by the level of our non-interest income, including loan-related fees, deposit-based fees, rental income, operations of our service corporation subsidiary, gain on sale of real estate acquired in settlement of loans, gain on the sale of investment securities and gain on sale of loans, as well as our non-interest and tax expenses.

As previously discussed in this joint proxy statement/prospectus, WSB Holdings and The Bank are operating under written agreements with their primary banking regulators.

Our principal expense is the interest we pay on deposits and borrowings.  Net interest income is significantly affected by general economic conditions and by policies of state and federal regulatory authorities and the monetary policies of the Federal Reserve Board.  Our net income is also affected by the level of our other income, including loan related fees, gain on sale of loans, deposit-based fees, rental income, operations of the Bank’s service corporation subsidiary, gains on sales of OREO, gains on sales of loans and investment securities as well as operating and tax expenses.

Pursuant to the Dodd-Frank Act, banks have been permitted to pay interest on demand deposit accounts, including those from businesses, since July 21, 2011.  While we have not yet experienced any impact from this provision on our operations, if our competitors were to start paying interest on these accounts it is possible that our interest expense associated with deposits could increase, or that there could be additional impacts on the Bank’s allocation of deposits, deposit pricing, loan pricing, net interest margin, ability to compete, ability to establish and maintain customer relationships, and profitability.

During this continuing period of economic slowdown, the effects of which, including declining real estate values resulting in asset impairment and tightening liquidity, has particularly impacted the banking industry in general, management continues to stress credit quality within both our loan and investment portfolios.  The Bank originates residential loans for its portfolio and for sale in the secondary market.  We had previously focused on diversifying our loan portfolio by broadening our lending emphasis to include commercial real estate and commercial and industrial loans.  Recently, however, as demand for these and other areas of lending have slowed, we again are focusing on increasing our mortgage activity in order to reduce balance sheet risk as well as to realize gains on the sale of loans in the secondary market.  As a result, our portfolios of commercial business, commercial real estate, and residential land development loans to commercial borrowers have decreased.  We also use available funds to retain certain higher yielding fixed rate residential mortgage loans in our portfolio in order to improve interest income.  Although we intend to again focus on diversifying our loan portfolio when demand for these other areas of loans picks up, we believe that our continued efforts to expand our residential mortgage lending department are important to ensure future profitability based on the current slow demand for commercial lending.  Management believes that interest rates and general economic conditions nationally and in our market area are most likely to have a significant impact on our results of operations.  We carefully evaluate all loan applications in an attempt to minimize our credit risk exposure by obtaining a thorough application with enhanced approval procedures; however, there is no assurance that this process can reduce lending risks.

Management reviews models and has established benchmark rates and assures that we remain within the limits.  If the limits exceed the established benchmark rate, management develops a plan to bring interest rate risk back within the limits.

Our management considers return on average assets and equity as a measure of our earnings performance. Return on average assets measures the ability to utilize our assets to generate income. However, current economic conditions such as unemployment or declining real estate values may have a significant impact on our ability to utilize those assets.  Return on average assets and equity.  Key measures of earnings performance for six months ended June 30, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively, is as follows:

	June 30,	December 31,
	2012	2011	2010		2009

Return on Average Assets	0.25%	0.32%	(0.92	) %	(1.26	) %
Return on Average Equity	1.81%	2.34%	(7.29	) %	(10.58	) %
Equity-to-asset ratio	14.76%	14.10%	13.04%		12.07%
Dividend Payout Ratio	0.00%	0.00%	0.00%		0.00%

We are continually seeking to increase our core deposits and advertise our lower-cost NOW accounts, no fee checking incentives, overdraft protection program and variable money market savings account priced to current interest rates, as well as the advantages of customer access to ATM networks.  During 2011, our interest rates on money market and checking accounts were slightly higher than our competitors, but lower CD rates than in the past negatively affected renewals for CDs as management has focused on lowering deposit costs through lower CD rates and reduced brokered deposits.  Our money market and checking accounts increased approximately $21.1 million and our CDs decreased approximately $18.6 million during the first six months of 2012, which slightly increased our total deposits to $247.3 million.   Our brokered deposits decreased by $5.0 million as a result of maturities that were not renewed.  During 2011, our money market and checking accounts increased approximately $30.3 million and our CDs decreased $50.5 million, which decreased our overall total deposits to $245.0 million at December 31, 2011, an 8.1% decrease in total deposits as compared to $266.6 million at December 31, 2010.  The decrease in our CDs is primarily the result of a decrease of $28.5 in brokered deposits.  This resulted in a decrease in our interest expense on deposits by approximately $617,000 compared to the same six-month period last year, and $995,800 for 2011 compared to 2010. This is the result of our continued efforts to reduce our higher cost liabilities.  Our borrowings decreased by $16.0 million as a result of $8.0 million maturity and repayment of an $8.0 million repayment of the daily rate credit advance.  During the period ended December 31, 2011, our borrowings increased by $8.0 million as a result of a new FHLB advance for $8.0 million in daily rate credit.  We took this advance to meet our funding needs as our brokered deposits matured.  Our interest expense on our borrowings decreased approximately $1.4 million and $2.4 million for the years ended December 31, 2011 and 2010.  This decrease is due to the restructuring of our borrowings pursuant to which we elected the repayment of $30.0 million of our reverse repurchase agreements, resulting in a pre-payment penalty of approximately $2.0 million, during the year ended December 31, 2010.

Both basic and diluted EPS amounts are shown on our Consolidated Statements of Operations.  However, “basic” earnings per share is utilized in this report’s narrative when per share amounts are listed, unless otherwise stated.

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP.  The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred.  A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability.  Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.  We use historical loss factors as one factor in determining an inherent loss that may be present in our loan portfolio.  Actual losses could differ significantly from the historical factors that we use.  In addition, GAAP itself may change from one previously acceptable method to another.  Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

 The allowance for loan and lease losses has two basic components: a general reserve reflecting historical losses by loan category, as adjusted by several factors, the effects of which are not reflected in historical loss ratios, and specific allowances for separately identified loans.  Each of these components, and the systematic allowance methodology used to establish them, are described in detail in Note 1 of the Notes to WSB Holdings Consolidated Financial Statements included in this joint proxy statement/prospectus.  The amount of the allowance is reviewed monthly by the Executive Committee of WSB Holdings board of directors and formally approved quarterly by the full board of directors.

The general reserve portion of the allowance that is based upon historical loss factors, as adjusted, establishes allowances for the major loan categories based upon adjusted historical loss experience over the prior four quarters.  The use of these historical loss factors is intended to reduce the differences between estimated losses inherent in the loan portfolio and actual losses.  The challenges caused by the recent recession and continuing high unemployment levels and uncertain real estate valuations, have resulted in the Bank shortening the loss history look back period it uses for the allowance for loan losses from 36 months to 12 months during 2010.  The factors used to adjust the historical loss ratios address changes in the risk characteristics of our loan portfolio that are related to (1) trends in delinquencies and other non-performing loans, (2) changes in the risk level of the loan portfolio related to large loans, (3) changes in the categories of loans comprising the loan portfolio, (4) concentrations of loans to specific industry segments, (5) changes in economic conditions on both a local and national level, (6) changes in our credit administration and loan and lease portfolio management processes, and (7) quality of our credit risk identification processes.  This general reserve component comprised 72.4% of the total allowance at June 30, 2012, 52.1% of the total allowance at December 31, 2011 and 44.3% at December 31, 2010.

The specific allowance is used primarily to establish allowances for risk-rated credits on an individual basis, primarily our impaired loans, and accounted for 27.6% of the total allowance at June 30, 2012, 47.9% of the total allowance at December 31, 2011 and 55.7% December 31, 2010.  The actual occurrence and severity of losses involving risk-rated credits can differ substantially from estimates, and some risk-rated credits may not be identified.  Our policy is to charge off all or that portion of our investment in an impaired loan upon a determination that it is probable the full amount will not be collected.  Our prior primary regulator allowed a specific reserve to be established on our impaired loans, of which reduced our reportable principle balances on collateral dependent loans; as a result of the change in the Bank’s primary regulator from the OTS to the OCC, however, the impaired loan balances were reduced to reflect partial charge offs in order to be compliant with OCC guidance now applicable to the Bank, resulting in a reduction of our reserves.  This process was completed during the first quarter of 2012.

Other-Than-Temporary Impairment of Securities

We review all investment securities with significant declines in fair value for potential other-than-temporary impairment on a periodic basis.  We record an impairment charge when we believe an investment has experienced a decline in value that is other than temporary.  Generally changes in market interest rates that result in a decline in value of an investment security are considered to be temporary, since the value of such investment can recover in the foreseeable future as market interest rates return to their original levels.  However, such declines in value that are due to the underlying credit quality of the issuer or other adverse conditions that cannot be expected to improve in the foreseeable future, may be considered to be other than temporary.  Management believes this is a critical accounting policy because this evaluation of the underlying credit or analysis of other conditions contributing to the decline in the value involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.  The valuation process and OTTI determination, assumptions related to prepayment, default and severity on the collateral supporting the non-agency MBSs are input into an industry standard valuation model.

Voluntary Prepayment Rate.  This is based primarily on historical activity.  As most of these instruments move toward a voluntary baseline prepayment (VPR) stream from the previous year, recent history gives a good and conservative estimate of future voluntary prepayment results.

Current Default Rates.  This is based primarily on the performance of the collateral historical data when considering the performance of both the collateral pool and the entire MBS collateral pool.  Estimates for the current default rate (CDR) vectors are based on the status of the loans at the valuation date – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or OREO.

Default assumptions are benchmarked to the recent results experienced by major servicers of non-Agency MBS for securities with similar attributes and forecasts from other industry experts and industry research.

Loss Severity Rate.  Management obtains the individual security’s historical data.  The data will recognize most recent monthly realized loss severity rates (SEV) by issuer and origination year, which are surveyed, then using the most recent severity result to build an assumption.

Management reviews this current information to see if there are any underlying trends with the assumption that the current performance is believed to be the best indicator of future collateral performance.  The collateral performance obtained from these Bloomberg screens for each tranche within the security is reviewed to determine the likelihood there will be a credit loss based on the collateral performance.  If there have not been any loans in default for a period of time and there are no serious delinquencies, we determine that there is no current OTTI.  If however, there is some stress in the underlying collateral (evidenced by losses in the most recent periods and some level of current delinquencies), and considering management’s general knowledge of the trends in the residential mortgage markets, which takes into account current economic conditions and negative credit trends, management determines projected future CDR, SEV and VPR figures, which we then provide to our third party brokerage firm for input into their model.  Using these new assumptions, the model determines the future credit loss and the projected loss is then discounted back to the present value based on the current book yield of the investment.

We account for income taxes under the asset/liability method.  Deferred tax assets are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as operating loss and tax credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period indicated by the enactment date.  A valuation allowance is established for deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable.  The judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond our control.  It is at least reasonably possible that management’s judgment about the need for a valuation allowance for deferred tax assets could change in the near term.

Consolidated Results of Operations

General

Three and six months ended June 30, 2012

Net income for the three and six months ended June 30, 2012 was $174,000, or $0.02 per basic and diluted share, and $452,000, or $0.06 per basic and diluted share, respectively, compared to net income of $321,000 or $0.04 per basic share and diluted share and $556,000, or $0.07 per basic and diluted share, respectively, for the corresponding 2011 periods.  Net income for the three and six-month periods ended June 30, 2012, represents decreases $146,000, or 46%, and $104,000, or 19%, respectively, over the same periods of 2011.

The decrease in net earnings for the three-month period is primarily the result of a $295,000 decrease in net interest income partially offset by decreases of $91,000 in non-interest income and $76,000 in non-interest expenses as compared to the same three-month period of 2011.  The decrease in net interest income is the result of the reduction of our loan portfolio classified as held for investment due to loan payoffs.  The primary reason for the decrease in non-interest income during the three-month period is a decrease in the gain on sale of investment securities available for sale.  The decrease in non-interest expense for the three-month period is primarily the result of lower fees for professional services and reduced FDIC premiums which is the result of an overall decrease in FDIC assessment rates as a result of changes to the FDIC assessment calculation.  The decrease in net earnings for the six-month period is primarily the result of a $439,000 decrease in net interest income, partially offset by a decrease of $319,000 in non-interest expenses.  The decrease in net interest income is the result of the reduction of our loan portfolio classified as held for investment due to loan payoffs that occurred during the six-month period ended June 30, 2012.  The decrease in non-interest expenses is primarily the result decreases in FDIC premiums, salaries and benefits and professional services.  As we continue to experience low loan demand levels there has been a decrease in our total loans held-for-investments portfolio which has contributed to our interest income decreasing by 13% and 12%, respectively, for the three and six months ended June 30, 2012.  Also, during the six-month period ended June 30, 2012, interest income decreased both as a result of a decrease in the balance and yield in our loan portfolio classified as held for sale, offsetting the decrease in interest expense, primarily as a result of the continued efforts to reduce our higher cost liabilities.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net earnings for the year ended December 31, 2011 was $1.2 million, or $0.16 per basic share, compared to net loss of $3.9 million, or $(0.49) per basic share, for the year ended December 31, 2010.

The increase in net earnings for the twelve month period ended December 31, 2011, is primarily the result of adding $200,000 to our allowance for loan losses in the 2011 period compared to $3.4 million during the corresponding 2010 period as well as a $3.0 million increase in non-interest income and a $2.6 million decrease in non-interest expenses in 2011 compared to 2010.  Non-interest income reflects a 443% increase primarily as a result of a $2.9 million other than temporary impairment charge on a non-agency mortgage-backed security recognized during third quarter of 2010, for which there was no comparable charge during 2011.  Non-interest expense reflects a 16% decrease primarily as a result of the $2.0 million one-time pre-payment penalty that we recognized during the second quarter of 2010, for which there was no comparable expense during 2011.

Average Balances, Interest and Yields

The following table sets forth, for the periods indicated, information regarding: (i) the total dollar amounts of interest income from interest earning assets and the resulting average yields; (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (v) interest rate spread; (v) average interest-earning assets and the total yield earned on average interest-earning assets; (vi) average interest-bearing liabilities, the amount of interest paid on such liabilities and the average interest rate paid on interest-bearing liabilities; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities.  Average balances, yields, and costs are calculated on the basis of month-end averages (except deposits, which are on the basis of daily averages) for all periods through June 30, 2012 and December 31, 2011.

Weighted average yields and costs at June 30, 2012 and December 31, 2011 are also indicated.  Non-accrual loans are included in total loan balances, lowering the effective yield for the loan portfolio in the aggregate.

	As of June 30,
	2012
	Average Balance	Interest(1)	Yield/ Cost

	(dollars in thousands)
Interest-earning assets:
Loans	$202,064	$5,902	5.84%
Mortgage-backed securities	85,841	1,577	3.67
Investment securities (excluding MBS)	42,985	710	3.30
Other interest-earning assets	12,185	2	0.04
Total interest-earning assets (2)	$343,075	8,191	4.78%
Interest-bearing liabilities:
Deposits	238,914	1,505	1.26
Borrowings	70,333	1,014	2.85

Total interest-bearing Liabilities (2)	$309,247	2,519	1.63%

Net interest income/interest rate spread (3)		$5,672	3.15%
Net yield on interest-earning assets (4)			3.31%
Ratio of interest-earning assets to interest-bearing liabilities			110.94%

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2011			2010			2009
	Average Balance	Interest(1)	Yield/ Cost	Average Balance	Interest(1)	Yield/ Cost	Average Balance	Interest(1)	Yield/ Cost

	(dollars in thousands)			(dollars in thousands)			(dollars in thousands)
Interest-earning assets:
Loans	$226,214	$13,957	6.17%	$241,371	$15,091	6.25%	$249,998	$15,725	6.29%
Mortgage-backed securities	61,309	2,688	4.38	81,225	4,218	5.19	127,422	7,110	5.58
Investment securities (excluding MBS)	58,864	1,657	2.81	43,752	1,399	3.20	39,593	1,783	4.50
Other interest-earning assets	12,408	9	0.08	13,003	20	0.15	8,946	14	0.15
Total interest-earning assets (2)	$358,795	18,311	5.08%	$379,351	20,728	5.46%	$425,959	24,632	5.78%
Interest-bearing liabilities:
Deposits	251,550	3,902	1.55	250,234	4,898	1.96	254,338	7,722	3.04
Borrowings	78,250	2,111	2.66	99,333	3,476	3.45	135,315	5,870	4.34

Total interest-bearing Liabilities (2)	$329,800	6,013	1.82%	$349,567	8,374	2.40%	$389,653	13,592	3.49%

Net interest income/interest rate spread (3)		$12,298	3.26%		$12,354	3.06%		$11,040	2.29%
Net yield on interest-earning assets (4)			3.43%			3.26%			2.59%
Ratio of interest-earning assets to interest-bearing liabilities			108.8%			108.5%			109.3%

(1)	There are no tax equivalency adjustments.

(2)	This is a weighted average yield.

(3)
Interest-rate spread is the arithmetic difference between the average yield on interest-earning assets (expressed as a percentage) and the average cost of interest-bearing liabilities (expressed as a percentage).

(4)	Net yield on interest-earning assets is the ratio of net interest income to average interest-earning assets.

Rate/Volume Analysis.

The following table shows, for the periods indicated, the changes in interest income and interest expense attributable to: (i) changes in volume (change in volume multiplied by prior period rate); and (ii) changes in rate (change in rate multiplied by current period volume).

	Years Ended December			Years Ended December
	2011 v. 2010			2010 v. 2009
	Increase (Decrease)			Increase (Decrease)
	Due to	Due to	Total	Due to	Due to	Total
	Volume	Rate	Increase (Decrease)	Volume	Rate	Increase (Decrease)
	(dollars in thousands)
Interest Income:
Loans(1)	$(947)	$(187)	$(1,134)	$(543)	$(91)	$(634)
Mortgage-backed securities	(1,034)	(495)	(1,529)	(2,578)	(314)	(2,892)
Investment securities	484	(226)	258	187	(571)	(384)
Other interest-earning assets	(1)	(10)	(11)	6	(0)	6
Total interest income	(1,498)	(918)	(2,416)	(2,928)	(976)	(3,904)

Interest Expense:
Deposits	25	(1,021)	(996)	(125)	(2,699)	(2,824)
Other borrowings	(727)	(638)	(1,365)	(1,562)	(832)	(2,394)
Total interest expense	(702)	(1,659)	(2,361)	(1,687)	(3,531)	(5,218)
(Decrease) increase in net interest income	$(796)	$741	$(55)	$(1,241)	$2,555	$1,314

(1)	Includes approximately $138,000, $159,000, and $152,000 of loan fees earned for calendar 2011, 2010 and 2009, respectively.

Interest Income/Expense; Net Interest Income

Three and six months ended June 30, 2012 compared to three and six months ended June 30, 2011

Total interest income decreased $614,000, or 13.3%, and $1.1 million, or 11.7%, respectively, for the three- and six-month periods ended June 30, 2012, compared to the corresponding periods last year, due primarily to a decrease in both the average volume and average yield on interest-earning assets.

The average six month balance of interest-earning assets decreased to $343.1 million for the six months ended June 30, 2012 from $367.7 million for the six months ended June 30, 2011, due primarily to a decrease in loans held for investment and investment securities, offsetting the increase in MBS securities.  The decrease in loans held-for-investment is primarily the result principal paydowns.  The decrease in investment securities is the result of approximately $23.5 million called agency securities and the sale of a $2.0 million agency security.  The increase in MBS is primarily the result of purchases of MBS.  The short-term investment securities that were called and sold during the six-month period were reinvested in mortgage-backed securities to increase the yield spread.  The average yield on our interest-earning assets decreased to 4.78% during the six months ended June 30, 2012 from 5.05% during the same period in 2011.  The decrease is primarily the result of lower interest rates on interest earnings assets including our loans held for investment, MBS and investment securities compared to the same period last year due to a lower interest rate environment.  In addition, our troubled debt restructured loans increased by approximately $5.5 million since June 2011, which had significantly lower interest rates after such restructuring, in the 2012 period compared to the same period last year, which also negatively impacted the yield on our interest-earning assets.

Total interest expense decreased $319,000, or 20.9%, and $648,000, or 20.5%, respectively, for the three- and six-month periods ended June 30, 2012, compared to the same periods in the prior year.  The decrease was attributable to a decrease in both the average balance, resulting primarily from the maturities of approximately $10.0 million in our brokered certificate of deposits since June 30, 2011, and the average interest rate on our interest-bearing liabilities.  For the six-month period ended June 30, 2012, our average interest-bearing liabilities were $309.2 million with an average rate of 1.63%, compared to $339.2 million with an average rate of 1.89% for the corresponding period last year.

Net interest income decreased $295,000, or 9.6%, and $439,000, or 7.2%, respectively, for the three- and six-month periods ended June 30, 2012, compared to the same periods in the prior year.  Due to a lower average yield on our interest earning assets and our cost of our interest-bearing liabilities remaining stable, our net interest rate spread decreased slightly to 3.15% for the six-month period ended June 30, 2012 from 3.16% for the same period in the prior year.  The ratio of our interest-earning assets to interest-bearing liabilities increased to 110.94% at June 30, 2012 from 108.41% at June 30, 2011.

We continue to experience pressure on the compression of our interest rate margins due to slowing demand for loans and lower yields on loan originations and investment security offerings, however, the effects of this have been minimized by our ability to decrease interest rate expense through lower deposit costs.  This lower interest rate environment for loans and investment securities compresses the interest rate spread by reducing interest income.  Interest rate margins may be further enhanced when and if economic conditions begin to become more favorable to lending and funds currently held in investment securities can be redirected back into the loan portfolio.

Year ended December 31, 2011 compared to year ended December 31, 2010

During 2011, net interest income before the provision for loan losses decreased $55,000 or .5%, to $12.3 million from $12.4 million for 2010.  The decrease in interest income of $2.4 million was offset by a decrease of $2.4 million in interest expense during the year ended December 31, 2011.

The decrease in interest income during 2011 is due to a decrease in the average balance and, to a lesser extent, average rates paid on our interest-earning assets during 2011 as compared to 2010.  For the year ended December 31, 2011, the average balance of our total interest-earnings assets decreased to $358.8 million from $379.4 million for the year ended December 31, 2010 while the average yield on our interest-earning assets decreased to 5.08% from 5.46% for the year ended December 31, 2010.  These decreases are primarily the result of a decrease in the average balance of our mortgage-backed securities and loan portfolio offsetting the increase in our investment securities as compared to the prior year.  The decrease in MBS is primarily the result of principal pay-downs and the sale of approximately $11.0 million of our MBS.  Our loan portfolio average also decreased as a result of a reduction in our commercial real estate loans.  The increase in the available-for-sale investment securities during 2011 was due to the purchase of approximately $65.5 million offset by the sale of $10.0 million and calls of $32.0 million of our investment securities. The sold securities were sold at a premium and we used the proceeds to purchase MBS.  The decrease in the average yield is primarily the result of lower interest rates on our MBS portfolio and investment portfolio compared to the prior year due to a lower interest rate environment.  In addition, we experienced an increase in our restructured loans compared to the same period last year, which also negatively impacted the yield on our interest-earning assets.

The interest expense decrease during 2011 is attributable to a decrease in the average interest rate on our interest-bearing liabilities, particularly a decrease in the interest rate paid on borrowings, and to a lesser extent a decrease in the average balance of interest-bearing liabilities.  The decrease in the average balance and average rate paid on borrowings was primarily due to the restructuring of our FHLB borrowings and repayment of $30.0 million of reverse repurchase agreement during 2010.  The average rate paid on deposits decreased during 2011 primarily due to the reduction of interest rates on our CDs.  The average cost of deposits decreased to 1.55% during 2011 from 1.96% during 2010 and the average cost of our borrowings decreased to 2.66% during 2011 from 3.45% during 2010 resulting in our average cost of our interest-bearing liabilities decreasing to 1.82% for the year ended December 31, 2011 from 2.40% for the year ended December 31, 2010.  In addition, the average balance of interest-bearing liabilities decreased to $329.8 million for the year ended December 31, 2011 as compared to $349.6 million for the year ended December 31, 2010.  Average borrowings decreased $21.0 million as the result of the repayment of $30.0 million in reverse repurchase agreements and restructuring of our FHLB advances.

For the year ended December 31, 2011, as compared to the year ended December 31, 2010, total deposits decreased $21.5 million primarily due to a decrease in our CDs partially offset by an increase in savings deposits.  The decrease in time deposits was a result of runoff in our brokered deposits due to our not retaining new brokered deposits as existing ones matured.  The increase in savings accounts is due to increased rates offered on these products compared to our competitors, which resulted in new customer deposits during the year.  At December 31, 2011 compared to December 31, 2010, our time deposits were $103.5 million and $154.0 million, respectively, and the corresponding interest expense on these deposits during 2011 and 2010 was approximately $2.7 million and $3.8 million, respectively.  This total at December 31, 2011, included five accounts totaling approximately $19.8 million of deposits received through brokers.  These funds were primarily used to fund loan originations and purchase investments.  These brokered accounts consist of individual accounts issued under master certificates in the broker’s name.  These types of accounts are covered by FDIC insurance.  We did not retain additional brokered deposits to replace all of the runoff during 2011 as we didn’t need to replenish the lost deposits at that time as a result of having access to other funding sources.  The interest rates on these brokered deposits are similar to our posted rates or less than the borrowed fund rates for similar terms.  As a result, we anticipate we will increase brokered deposits as a source of funding as needed in the future.

Allowance for Loan Losses

Our loan portfolio is subject to varying degrees of credit risk.  We seek to mitigate this risk through portfolio diversification and limiting exposure to any single customer or industry.  We maintain an allowance for loan losses to absorb losses inherent in the loan portfolio.  The amount of the allowance is based on careful, continuous review and evaluation of the loan portfolio, along with monthly and quarterly assessments of the probable losses inherent in that portfolio. The amount of the allowance is reviewed monthly by the Loan Committee and reviewed and approved monthly by the Bank’s board of directors. The methodology for determining the appropriate amount of the allowance includes:  (1) a formula allowance reflecting historical losses by credit category; (2) the specific allowance for risk rated credits on an individual or portfolio basis; and (3) a non-specific allowance which considers risk factors not evaluated by the other two components of the methodology.  Additions to the allowance are made through periodic charges to income (provision for loan losses), and actual loan losses are charged against the allowance, while recoveries are added to the allowance.

Each of the components of the allowance for loan losses is determined based upon estimates that can and do change when the actual events occur.  The specific allowance is used to individually allocate an allowance for loans identified for impairment testing.  Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral.  These factors are combined to estimate the probability and severity of inherent losses.  When an impairment is identified, a specific reserve is established based on our calculation of the loss embedded in the individual loan.  Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, we do not separately identify individual consumer and residential loans for impairment.  The formula allowance is used for estimating the loss on those loans internally classified as high risk exclusive of those identified for impairment testing. The Bank categorizes its classified assets within four categories: Special Mention, Substandard, Doubtful and Loss. Special Mention loans have potential weaknesses that deserve management’s attention.  These loans are not adversely classified and do not expose an institution to sufficient risk to currently warrant adverse classification. Substandard loans are loans that have a well-defined weakness.  They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. The Doubtful category consists of loans where we expect a loss, but not a total loss.  Various subjective factors are considered with the most important consideration being the estimated underlying value of the collateral in determining the loss reserve for these loans. Loans that are classified as “Loss” are fully reserved for on our financial statements, while we establish a prudent allowance for loan losses for loans classified as “Substandard” or “Doubtful” and “Special Mention.”  The loans meeting the criteria for classification as special mention, substandard, doubtful and loss, as well as impaired loans are segregated from performing loans within the portfolio.  Internally classified loans are then grouped by loan type (commercial, commercial real estate, commercial construction, residential real estate, residential construction or installment).  Each loan type is assigned an allowance factor based on management’s estimate of the associated risk, complexity and size of the individual loans within the particular loan category.  Classified loans are part of the formula allowance and are assigned a higher allowance factor than non-classified loans due to management’s concerns regarding collectability or management’s knowledge of particular elements surrounding the borrower.  Allowance factors grow with the worsening of the internal risk rating.  The non-specific formula is used to estimate the loss of non-classified loans and loans identified for impairment testing for which no impairment was identified.  These loans are also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of loan review system and the effect of external factors (i.e. competition and regulatory requirements).  The factors assigned differ by loan type.

We have significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral, a borrower’s prospects of repayment, and in establishing allowance factors on the formula allowance and nonspecific allowance components.  The establishment of allowance factors is a continuing exercise, based on management’s continuing assessment of the global factors discussed above and their impact on the portfolio, and allowance factors may change from period to period, resulting in an increase or decrease in the amount of the provision or allowance, based upon the same volume and classification of loans.  Changes in allowance factors will have a direct impact on the amount of the provision, and a corresponding effect on net earnings.  Errors in management’s perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs.

The allowance is increased by provisions for loan losses, which are charged to expense.  Charge-offs of loan amounts determined by management to be uncollectible or impaired decrease the allowance, while recoveries of loans previously charged-off are added back to the allowance.  We make provisions for loan losses in amounts considered by management necessary to maintain the allowance at an appropriate level to cover its estimate of losses inherent and probable in the loan portfolio, as established by use of the allowance methodology.  Under the methodology, we consider trends in credit risk against broad categories of homogenous loans, as well as a loan by loan review of loans criticized or classified by the Bank.  The provision for loan losses was $200,000 in 2011 compared to $3.4 million in 2010.  Based on our review, no provision was necessary for either the three- or six-month periods ended June 30, 2012.

During 2010, management determined to increase the amount of the allowance as a result of new appraisals that showed a decreased value for the collateral securing some of our loans resulting in a provision of $3.4 million.  The challenges caused by the recent recession and continuing high unemployment levels and uncertain real estate valuations resulted in the Bank shortening its loss history look-back period used for the allowance for loan losses from 36 months to 12 months during 2010.  During 2011, management again determined that based on updated appraisals on some of our loans, an additional provision was needed of $200,000.  As of December 31, 2011, the allowance decreased by $4.1 million, or 40%, to $6.1 million or 2.90% of the loan portfolio from $10.2 million or 4.37% of the loan portfolio at December 31, 2010.  The change in the allowance was primarily due to the fact that the risk profile of our loan portfolio has improved as well as the reduction of our loan portfolio balance classified as held-for-investment, particularly our commercial secured by real estate loans.  However, approximately $1.6 million of the charge-offs were related to reducing the specific reserve on our collateral dependent loans based on the OCC guidance newly applicable to us.

During the six months ended June 30, 2012, the allowance decreased in net by $2.6 million or 42.0%, to $3.5 million at June 30, 2012 from $6.1 million at December 31, 2011, as a result of net charge-offs of approximately $2.6 million during the six months ended June 30, 2012.  At June 30, 2012, the allowance was 1.87% of total loans held-for-investment, compared to 2.90% of total loans held-for-investment at December 31, 2011.  The change in the allowance at June 30, 2012 was primarily due to the fact that the risk profile of our loan portfolio has improved as well as the reduction of our loan portfolio balance classified as held-for-investment, particularly our commercial secured by real estate loans.  However, approximately $2.6 million charge-offs were related to eliminating the specific reserve on our collateral dependent loans in 2012 based on the OCC guidance newly applicable to us compared to the specific reserve balance that existed at December 31, 2011.

During the year ended December 31, 2011, charge-offs were approximately $4.4 million and approximately $46,000 was recorded as recoveries for a net charge-off of $4.3 million, compared to charge-offs of approximately $1.8 million and approximately $495,000 recorded as recoveries for a net charge-off of $1.3 million for the year ended December 31, 2010.

We experienced an increase in charge-offs in our loan portfolio during the six-month period ended June 30, 2012 compared to the same period last year.  During the six months ended June 30, 2012 we recorded loan charge-offs of $2.6 million and recoveries of previous charged-off loans of approximately $23,000 compared to net charge-offs of $2.2 million for the corresponding six-month period last year.

We are intent on maintaining a strong credit review system and risk rating process.  Management believes its evaluation as to the adequacy of the allowance as of June 30, 2012 and December 31, 2011 is appropriate, however, provisions for 2011 and for the first six months of 2012 are not necessarily indicative of future provisioning.  Subjective judgment is significant in the determination of the provision and allowance for loan losses, manifested in the valuation of collateral, a borrower’s prospects of repayment, and in establishing allowance factors and components for the formula allowance for homogeneous loans.  A time lag between the recognition of loss exposure in the evaluation of the adequacy of the allowance and a loan’s ultimate resolution and/or charge-off is normal and to be expected.  Future additions to the allowance may be necessary based on changes in the credits comprising the portfolio and changes in the financial condition of borrowers, which may result from changes in economic conditions.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the loan portfolio and the allowance.  Such review may result in additional provisions based upon the agencies’ judgments of information available at the time of each examination.

We have developed a comprehensive review process to monitor the adequacy of the allowance for loan losses.  The review process and guidelines were developed using guidance from federal banking regulatory agencies and rely on relevant observable data.  The observable data considered in the determination of the allowance is modified if other more relevant data becomes available.  The results of this review process support management’s view as to the adequacy of the allowance as of the balance sheet date.

Changes in estimation methods may take place based upon the status of the economy, and the estimate of the value of the property securing loans and as a result, the allowance may increase or decrease. Future adjustments could substantially affect the amount of the allowance.

The current economic environment continues to be a factor increasing our internally criticized loans, the devaluation of real estate collateral used to secure some of these loans and restructuring of these loans; however, these types of loans have remained stable since December 31, 2010.  The allowance for loans losses is very subjective in nature, relying significantly on historical loss experience, collateral valuations available to management on specific loans, and economic conditions.  The challenges caused by the recent recession and continuing high unemployment levels and uncertain real estate valuations, resulted in the Bank shortening its loss history look-back period used for the allowance for loan losses from 36 months to 12 months during 2010.  We continue to be mindful of the continued problems within the economy and its impact on our loan portfolio as well as the inherent risk within the portfolio, and management will make adjustments to the allowance and loan loss provision as necessary.

The $10.6 million loan held-for-sale portfolio was committed to be purchased by investors at June 30, 2012 and was settled subsequent to that date.  The $10.2 million loans held-for-sale portfolio at December 31, 2011 had already been committed to be purchased by investors at December 31, 2011 and subsequent to December 31, 2011, all of these loans were purchased by the committed investors.  Analysis of our history of sold loans indicates that minimal credit losses have been realized after the sale of loans, and therefore management does not consider these loans in determining the amount of the allowance.

The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.  Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans.  Our policy is to charge off all or that portion of our investment in an impaired loan upon a determination that it is probable the full amount will not be collected.  At June 30, 2012 and December 31, 2011, substantially all of the impaired loans were evaluated based upon the fair value of the collateral.  At June 30, 2012, total impaired loans were $32.3 million, or 17.03% of total loans held for investment, compared to $31.3 million, or 14.82% of total loans held-for-investment, at December 31, 2011.  Management’s analysis of our impaired loans represents a level of reserves of approximately $980,000 and $2.9 million, respectively, for the periods ended June 30, 2012 and December 31, 2011 compared to approximately $5.7 million at December 31, 2010.  The reserve balance was reduced in 2011 as compared to 2010 based on the OCC regulations to eliminate specific reserves on collateral dependent loans and charge off these loans by the specific reserve amount.  Non-performing loans consisted of $11.8 million that were non-accrual loans at June 30, 2012 and approximately $22.8 million of troubled debt restructured loans.  Significant variation in this ratio may occur from period to period because the amount of non-performing loans depends largely on the condition of a small number of individual credits and borrowers relative to the total loan and lease portfolio.

The following tables set forth certain information as to the allowance for loan losses, charge-offs and recoveries in the allowance including during the periods indicated.  In addition, we believe there are additional, unidentified, probable losses within the portfolio, which may be reflected as charge-offs against the allowance in future quarters as these losses manifest themselves and loan collection efforts continue

Analysis of the Allowance for Loan Losses
	Year ended December 31,				Transition Period Aug 1- Dec 31	Year Ended July 31,
	2011	2010	2009	2008	2007	2007
	(dollars in thousands)

Average loans held for investment	$218,203	$233,439	$244,553	$228,497	$210,439	$208,156

Total gross loans outstanding-
held for investment at year end	$211,478	$234,064	$249,236	$241,941	$227,579	$208,046

Allowance, beginning of year	$10,220	$8,182	$4,973	$4,217	$4,045	$5,347
Charge-offs
single family	(1,334)	(773)	(823)	(493)	-	(327)
construction	-	(232)	(1,475)	(333)	(361)	(528)
other	(3,007)	(802)	(4,274)	(685)	(13)	(199)
	(4,341)	(1,807)	(6,572)	(1,511)	(374)	(1,054)
Recoveries:
single family	21	136	7	10	-	-
construction	10	25	240	2	45	23
other	14	334	84	25	301	29
Net charge-offs	(4,296)	(1,312)	(6,241)	(1,474)	(28)	(1,002)
Provision for loan losses	200	3,350	9,450	2,230	200	(300)

Allowance, end of year	$6,124	$10,220	$8,182	$4,973	$4,217	$4,045

Allowance as a percentage of total gross loans-held for investment	2.90%	4.37%	3.28%	2.06%	1.85%	1.94%
Net charge-offs as a percentage of average loans	1.97%	0.56%	2.55%	0.65%	0.01%	0.48%

	2nd Qtr	1st Qtr	2nd Qtr	1st Qtr
Provision for loan losses	$0	$0	$100,000	$0

Loan charge-offs
single family	$158,692	$610,954	$-	$426,710
construction	-	-	-	-
commercial, land and other	92,466	1,735,782	1,741,128	39,395
	251,158	2,346,736	1,741,128	466,105
Loan recoveries
single family	9,562	1,195	5,071	7,505
construction		0		0
commercial, land and other	1,650	10,942	941	0
Net Charge-offs	$239,946	$2,334,599	$1,735,116	$458,600

Allowance for loan losses at period end	$3,549,571	$3,789,517	$8,126,326	$9,761,442
Total loans held for investment at
at period end	$189,817,953	$199,270,866	$226,637,073	$235,551,909
Allowance to total loans held for investment
at period end	1.87%	1.90%	3.59%	4.14%

Our loans held-for-investment portfolio decreased $22.6 million, or 9.7% as of December 31, 2011, compared to December 31, 2010.  Our average loans held-for-investment also decreased by 6.5% for 2011 compared to 2010.  This decrease is primarily the result of a decrease in our commercial real estate mortgage loans secured by other properties due to slow demand in commercial lending and loan payoffs, which has resulted in a decrease in the portfolios of commercial business, commercial real estate, and residential land development loans to commercial borrowers. Our total loans held-for-investment portfolio decreased $21.7 million, or 10.3%, as of June 30, 2012 when compared to December 31, 2011.  This decrease resulted from the continued slow demand in commercial lending and from principal paydowns on our loan portfolio.

The following table sets forth the allocation of the allowance for loan loss to each loan category as of December 31, 2011 and 2010.  The allowance established for each category is not necessarily indicative of future losses or charge offs for that category and does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses
			December 31,
	As of June 30, 2012		2011		2010		2009		2008

	Allowance Amount	Percentage of Loans in Each Category to Total Loans (1)	Allowance Amount	Percentage of Loans in Each Category to Total Loans (1)	Allowance Amount	Percentage of Loans in Each Category to Total Loans (1)	Allowance Amount	Percentage of Loans in Each Category to Total Loans (1)	Allowance Amount	Percentage of Loans in Each Category to Total Loans (1)
	(dollars in thousands)
Single Family	$2,158	58.06%	$1,980	38.56%	$3,849	33.70%	$1,910	33.25%	$1,342	32.47%

Non-Residential	59	18.10%	760	16.68%	1,214	17.62%	744	17.10%	163	3.94%

Commercial and Commercial Real Estate	963	17.43%	2,914	38.89%	3,502	40.80%	5,183	40.90%	2,009	48.55%

Construction	58	2.33%	67	2.11%	1,417	2.66%	116	2.93%	1,089	6.09%

Land and Development	306	3.82%	395	3.52%	226	4.99%	222	5.63%	364	8.80%

Other	6	0.26%	8	0.24%	12	0.23%	7	0.19%	6	0.15%

Total	$3,550	100.00%	$6,124	100.00%	$10,220	100.00%	$8,182	100.00%	$4,973	100.00%

(1)  Excludes loans held for sale.

Non-Performing Assets

The following tables set forth information as to non-accrual and past due loans at the dates indicated.  We generally discontinue the accrual of interest on loans after a delinquency of more than four monthly payments, or when, in the opinion of management, the complete recovery of principal and interest is unlikely, at which time all previously accrued but uncollected interest is reversed from income.

	At June 30,	At December 31,
	2012	2011
	(dollars in thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
Single family	$3,999	$4,436
Land	4,070	1,944
Construction	-	-

Non-mortgage loans:
Consumer	-	-
Commercial	3,761	6,459
Non-residential	-	-
Total non-accrual loans	11,830	12,839

Foreclosed real estate	5,211	4,821

Total non-performing assets	$17,041	$17,660

Total non-performing loans to total
loans held-for-investment	6.23%	6.07%

Allowance for loan losses to total non-performing loans	30.00%	47.70%

Total non-performing loans to total assets	3.17%	3.33%

Total non-performing assets to total assets	4.56%	4.59%

	At December 31,				At July 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Loans accounted for on a non-accrual basis:
Mortgage loans:
Single family	$4,436	$9,164	$6,278	$3,651	$1,104
Land	1,944	5,947	4,529	6,304	3,092
Construction	-	1,648	3,446	6,584	3,202

Non-mortgage loans:
Consumer	-	3	-	-	-
Commercial	6,459	10,298	11,655	1,129
Non-residential	-	-	1,046	659	-
Total non-accrual loans	12,839	27,060	26,954	18,327	7,398

Foreclosed real estate	4,821	6,056	5,653	5,446	1,029

Total non-performing assets	$17,660	$33,116	$32,607	$23,773	$8,427

Total non-performing loans to total
loans held-for-investment	6.07%	11.54%	10.80%	7.57%	3.56%

Allowance for loan losses to total non-performing loans	47.70%	37.77%	30.36%	27.14%	54.68%

Total non-performing loans to total assets	3.33%	6.83%	6.15%	4.03%	1.69%

Total non-performing assets to total assets	4.59%	8.36%	7.45%	5.23%	1.93%

Total non-accrual loans decreased by $1.0 million, or 7.7%, to $11.8 million at June 30, 2012, compared to $12.8 million at December 31, 2011.  We experienced a decrease in our residential and commercial loans offsetting the increase in our land and land development loans.  Total non-accrual loans decreased by $14.3 million, or 53.6%, to $12.8 million at December 31, 2010, compared to $27.1 million at December 31, 2010.  We experienced a decrease in the number of and percentage of the loans in our residential mortgages, construction loans, and in our commercial loan portfolio.

The allowance for loan losses is approximately 30.0% of non-accrual loans as of June 30, 2012 compared to 47.7% of at December 31, 2011 and 37.7% at December 31, 2010.  Significant variation in this ratio may occur from period to period because the amount of non-performing loans depends largely on the condition of a small number of individual credits and borrowers relative to the total loan and lease portfolio.

A troubled debt restructuring (“TDR”) means that, due to a borrower’s current financial difficulties, we have granted a concession to the borrower that we would not otherwise have considered.  We do this when we believe the borrower may default on the loan without such concession and we believe the concession will increase the borrower’s ability to remain current on the loan, in order to maximize recovery of our investment.  The majority of our TDRs involve a restructuring of loan terms such as a temporary reduction in the payment amount to require only interest and escrow (if required), lowering of the interest rate and/or extending the maturity date of the loan.  All TDRs are reported as “impaired” but not reported as non-performing loans unless the restructured loans are more than 90 days delinquent or on non-accrual status.  As of June 30, 2012, we had $22.8 million in TDRs, of which $2.3 million were on non-accrual status, compared to $18.5 million in TDRs, of which $1.9 million were on non-accrual status, as of December 31, 2011 and $13.9 million in TDRs, of which $1.4 million were on non-accrual status, as of December 31, 2010.

At June 30, 2012, total impaired loans were $32.3 million, or 17.0% of total loans held for investment, compared to total impaired loans of $31.3 million, or 14.82% of total loans held for investment at December 31, 2011 and $38.8 million, or 16.57% of total loans held-for-investment, at December 31, 2010.  Non-performing loans at June 30, 2012 consisted of $11.8 million that were non-accrual loans and approximately $22.8million of troubled debt restructured loans, compared to $12.8 million that were non-accrual loans and approximately $18.5 million of troubled debt restructured loans at December 31, 2011.  Significant variation in this ratio may occur from period to period because the amount of non-performing loans depends largely on the condition of a small number of individual credits and borrowers relative to the total loan and lease portfolio.

The following table sets forth information as to loans defined as delinquent (three payments past due, less than the four months past due as presented on the previous schedule) on which we continued to accrue interest.

	At December 31,				At July 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Loans past due (three payments past due):
Mortgage loans:
Single family	$1,783	$663	$925	$2,271	$276
Land	58	193	1,336	2,450	389
Construction	-	-	-	992	2,345

Non-mortgage loans:
Commercial	260	2,570	146	25	-

Total past due loans-still accruing	$2,101	$3,426	$2,407	$5,738	$3,010

Real estate acquired at or in lieu of foreclosure is classified as OREO until such time as it is sold. Acquired property is recorded at the lower of net acquisition cost or fair value, less estimated costs to sell subsequent to acquisition.  Operating expenses of OREO are reflected in non-interest expenses.  Any write-down of the property at the acquisition date is charged against the allowance for loan losses with any subsequent additional write-downs reflected in non-interest expenses.

For the six months ended June 30, 2012, there was a $91,000 provision for OREO losses.  For the year ended December 31, 2011, there was a $266,000 provision for OREO losses, compared to a $591,000 provision for OREO losses for the year ended December 31, 2010.  The provisions are primarily the result of a reduction of the values of our OREO properties.  The provision for OREO losses was expensed during the respective periods for OREO property as is our practice when information is obtained that indicates the fair value is less than its carrying value.  The value of OREO property held due to foreclosures at June 30, 2012 and December 31, 2011 and 2010 were $5.2 million, $4.8 million and $6.1 million, respectively.  At June 30, 2012, OREO properties consist of $912,000 in residential construction properties, $1.6 million in lot properties, $593,000 in 1 – 4 residential properties and $1.9 million in commercial real estate properties.  At December 31, 2011, OREO properties consist of $744,000 in residential construction properties, $2.2 million in lot properties, and $543,000 in 1 – 4 residential properties and $1.4 million in commercial real estate properties. Management is actively seeking buyers for these properties.

As we have previously reported, there has been an increase in court caseloads resulting in delays in ratification of foreclosure sale actions by the courts affecting mortgage lenders, including us.  This has resulted in both a lengthening of the curing time for delinquent loans and the possibility of an increase in non-performing asset levels.  We are also experiencing increased short sales and re-sales of bank owned properties in the marketplace, which is having a negative impact on real estate values and collateral on loans, in general.  We are continuing our practice of working with borrowers to resolve delinquencies, with foreclosure action being the remedy of last resort when reasonable means to cure deficiencies in the best interest of both the Bank and the borrower, consistent with sound banking considerations, are exhausted.

Non-Interest Income

Three and six months ended June 30, 2012 compared to three and six months ended June 30, 2011

Total non-interest income decreased $91,000, or 9.5%, and $56,000 or 2.9%, respectively, for the three- and six-month periods ended June 30, 2012, compared to the same periods in the prior year.  The decrease for the three-month period is primarily attributable to a $228,000 decrease in the gain on the sale of investment securities available for sale and a $19,000 decrease in the gain on the sale of real estate acquired in settlement of loans, partially offset by an increase of $79,000 on gain on sale of loans sold in the secondary market and a $68,000 increase in rental income.  The six-month period was also impacted by decreases in our gain on the sale of investment securities available for sale, offset by increases in the gain on the sale of real estate acquired in settlement of loans and rental income.

The gain on the sale of real estate acquired in settlement of loans for the six-month period ended June 30, 2012 is the result of the sale of seven properties for a net gain of $152,000 compared to a net gain of $42,000 on the sale of seven properties during the same period last year.  In the current economic environment, property values have a material result in our selling these properties.  Management may determine it in our best interests to sell the properties at a lower price than the value we had assigned to them as real estate owned in settlement of loans in order to avoid the ongoing expense associated with maintaining these properties in our portfolio, including maintenance, costs and property taxes, and with selling the properties at a later date.

Rental income increased as a result of rental agreements associated with the available lease space at WSB Holdings’ corporate headquarters located in Bowie, Maryland.

Gain on the sale of loans increased $79,000 for the three and decreased $7,000 for the six-month period ended June 30, 2012, compared to the same periods last year.  The increase for the three-month period is the result of premiums associated with the loans sold in the secondary market.  Premiums recognized as gains depends largely on market rates and will fluctuate based on the market.  The decrease for the six-month period is primarily due to a decrease in number of originations.  Our ability to realize gains in future periods will depend largely on interest rates and the demand for mortgage loans.

While production of loans held-for-sale has been negatively impacted nationally by the current market constriction as to non-conforming and non-traditional mortgage offerings, and overall credit tightening, the Bank continues to offer traditional mortgage financing through its mortgage banking operations.  Because loans we sell in the secondary market are with recourse, and we could be required to repurchase such loans if the purchasers turn out to be not creditworthy, we continue to monitor the anticipated negative impact and/or exposure of many of the larger secondary market investors, and as such have further reduced or eliminated the selling of loans to investors where liquidity or financial capacity is in question.

Gain on the sale of investment securities for the three-month period ended June 30, 2012, was approximately $4,000 pretax, $2,000 net of tax, compared to $231,000 pretax, $140,000 net of tax during the same three-month period last year.  Gain on the sale of investment securities for the six-month period ended June 30, 2012, was approximately $163,000 pretax, $99,000 net of tax, compared to $414,000, $251,000 net of tax, during the same six-month period last year.  Gain on the sale of these investment securities is the result of the Bank selling approximately $2.0 million of callable agency paper during the first quarter of this year.  We believed there was a good opportunity to receive a premium on the investment securities sold during 2012 and therefore decided to sell the investments that generated these gains.  The gain on the sale of investment securities for the six months ended June 30, 2011 was the result of the Bank selling MBS of approximately $7.6 million during the first quarter of 2011 and approximately $3.3 million in the second quarter of 2011; we believed there was a good opportunity to receive a premium on these MBS during the 2011 periods and therefore decided to sell the MBS that generated the 2011 gain.  We did not sell any MBS during the six months ended June 30, 2012.

Year ended December 31 2011 compared to year ended December 31, 2010

Total non-interest income for the year ended December 31, 2011 was $3.7 million compared to $683,000 million for the year ended December 31, 2010, an increase of $3.0 million, or 443.2%.  The increase in non-interest income for the current twelve month period is attributable to the $2.9 million other than temporary charge recognized during the third quarter of 2010, for which there was no comparable charge this year.  In addition gain on sale of loans increased $292,000 and gain on the sale of real estate acquired in settlement of loans increased $75,000.  The increases were partially offset by a decrease of $113,000 in the net gain on the sale of MBS and investment securities available for sale.

During the period ended December 31, 2011, we did not recognize a non-cash OTTI as compared to a $2.9 million charge recognized on one of our private-labeled MBS for the year ended December 31, 2010.  The OTTI charge related to a credit loss.  Credit losses reflect the difference between the present value of the cash flows expected to be collected and the amortized cost.  Significant deterioration occurred in the market values on one of our securities.  The MBS was subsequently sold in the fourth quarter or 2010.

Net gain on the sale of mortgage-backed securities and investment securities for the period ended December 31, 2011 included approximately $562,000 pre-tax, $341,000 net of tax, compared to $785,000 pre-tax, $518,000 net of tax, for the same twelve month period last year.  Gain on the sale of investments is the result of the Bank selling approximately $11.0 million of our MBS and $42.0 million of our callable agencies, of which included $32.0 million of investments being called prior to maturity.  The net gain during the 2010 period resulted from the sale of approximately $7.0 million of our MBS and $14.1 million of our callable agencies.

The sale of these securities was used to partially pay off and reduce our brokered deposits.  The funds from the called investment securities were used to purchase MBS with a higher interest rate.  This was part of management’s continuing efforts during 2011 to strengthen the balance sheet for the future.  We currently have five remaining non-agency MBS that have been rated less than investment grade by at least one rating agency.  The remaining portfolio is U.S. Government agency securities.  We continue to aggressively monitor the performance of these securities and the underlying collateral.

The $75,000 increase on the gain on sale of real estate acquired in settlement of loans during 2011 is due to the gain on the sale of ten properties resulting in a net gain of $36,000 compared to the sale of nine properties resulting in a net loss of $38,000 during 2010.

Gain on the sale of loans increased $292,000 for the year ended December 31, 2011, compared to 2010.  Gain on sale of loans includes servicing release fees and discount points earned on loans sold.  The increase on the gain on sale of loans compared to the same period last year is primarily due to an overall higher premium and increased collection of up-front fees associated with those loans as well as lower costs associated with the origination of these loans.  The costs associated with these loans decreased primarily as the result of reducing our expense for our loan origination departments.  Our ability to realize gains in future periods will depend largely on interest rates and the demand for mortgage loans.

While production of loans held-for-sale has been negatively impacted nationally by the current market constriction as to non-conforming and non-traditional mortgage offerings, and overall credit tightening, the Bank continues to offer traditional mortgage financing through its mortgage banking operations.  Because loans we sell in the secondary market are with recourse, and we could be required to repurchase such loans if the purchasers turn out to be not creditworthy, we continue to monitor the anticipated negative impact and/or exposure of many of the larger secondary market investors, and as such have further reduced or eliminated the selling of loans to investors where liquidity or financial capacity is in question.

Loan-related fees, which consist primarily of late fees, document preparation fees, tax service fees and construction inspection fees, decreased $39,000 during the year ended December 31, 2011, due primarily to the decrease of upfront loan fees.  We originated approximately 388 loans that were sold in the secondary market totaling $109.3 million during fiscal 2011, compared to 401 loans totaling $109.6 million during fiscal 2010.

Other income includes primarily fees from our deposit-based operations.  The $13,000 increase in other income during 2011 is primarily the result of an increase in miscellaneous and other fee income.

Non-Interest Expenses

Three and six months ended June 30, 2012 compared to three and six months ended June 30, 2011

Non-interest expenses decreased $76,000 or 2.2% and $319,000, or 4.4%, respectively, for the three- and six-month periods ended June 30, 2012, as compared to the corresponding prior year periods.

The decrease in non-interest expenses for the three-month period was primarily due to decreases of $110,000 in professional services, $59,000 in FDIC insurance and $51,000 in provision for losses on real estate acquired in settlement of loans, partially offset by increases of $78,000 in other expenses.  The decrease in non-interest expenses for the six-month period was primarily the result of decreases of $124,000 in salaries and benefits, $127,000 in FDIC insurance and $80,000 in professional services.

The decreases in professional services during the three- and six-month periods is primarily associated with reduced legal expenses associated with litigation on two of our loans last year that were resolved in June 2012.

The decrease in salaries and benefits during the six-month period is primarily associated with the reduced salaries and benefits due to the reduction in the number of loan originators needed to meet the current loan demand during the six-month period ended June 30, 2012.

We recognized no expense and $91,000, respectively, for the three- and six-month periods ended June 30, 2012 for the provision for losses on real estate acquired in settlement of loans as compared to $51,000 and $83,000, respectively, for the corresponding periods last year.  We continue to obtain updated appraisals and/or evaluations on the properties that have been classified as real estate owned, which resulted in additional write downs of certain properties as a result of continuing declines in real estate prices.

The decreases in deposit insurance premiums during the three- and six-month periods ended June 30, 2012 is primarily the result of an overall decrease in FDIC assessment rates as a result of changes to the FDIC assessment calculation.

The decrease in other expenses during the three-month period is primarily the result a reduction of foreclosure expenses.

Year ended December 31, 2011 compared to year ended December 31, 2010

Non-interest expenses were $13.8 million and $16.4 million for the years ended December 31, 2011 and 2010, respectively.

The $2.6 million decrease in non-interest expenses during the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily due to a $2.0 million pre-payment penalty paid during the second quarter of 2010, for which there was no corresponding expense during 2011.  Also contributing to the decrease in non-interest expenses were decreases of $409,000 in deposit insurance premiums and assessments, $250,000 in foreclosure costs, $326,000 in provision for loss on real estate acquired in settlement of loans and $21,000 in other expenses, partially offset by increases of $546,000 in salaries and benefits and $45,000 in service contracts.

The $2.0 million pre-payment penalty was the result of a termination fee that we incurred in 2010 as a result of the early payoff of $30.0 million in other borrowings to a third party.  Although this transaction resulted in a pre-payment penalty and therefore increased the net loss for the year ended December 31, 2010, it allowed the Bank to reduce its cost of funds going forward.

The increase in salaries and benefits is the result of annual increases, additional mortgage originators and increased employee benefits expenses.  Approximately 30 experienced mortgage loan originators joined WSB Holdings during the quarter ended December 31, 2010, but due to reduced originations based on the slowdown in the economy, we elected to terminate the low-performing originators and as of December 31, 2011, we had 18 mortgage loan originators.  Benefit costs also increased due to higher medical and life insurance premiums.  Salaries and benefit costs fluctuate based on the number of loan originators needed to meet the current loan demand.

The decrease in the provision for OREO losses was due to OREO properties with a fair value less than the original carrying value.  These decreases are the result of obtaining updated appraisal and/or evaluations on the properties that have been classified as real estate owned, which resulted in fewer write downs of certain properties although continuing declines in real estate prices may affect the carrying OREO balances.

The decrease in deposit insurance premiums is the result of an overall decrease in FDIC assessment rates for smaller institutions.  During the third quarter of 2011, FDIC changed the calculation formula to charge assessments on average assets, which resulted in lower premiums for WSB Holdings.

Foreclosure costs decreased $250,000 during the period ended December 31, 2011, as a result of a reduction in cost associated with foreclosure of loans which was affected by lower levels of OREO.  We continue to monitor our foreclosures and post foreclosures, but cannot anticipate what impact this may have on our statement of financial condition in the future.

Income Taxes

Six months ended June 30, 2012 compared to six months ended June 30, 2011

Although we generally provide for income taxes at substantially equivalent statutory rates, the tax effects of certain operations have caused variances in our overall effective tax rates from period to period.  A tax expense of $215,000 was recorded for the six months ended June 30, 2012, compared to $187,000 for the six months ended June 30, 2011.  The tax expense for the period ended June 30, 2012 includes an exclusion of income for the bank owned life insurance and state income tax benefit attributable to our investment portfolio which consists of U.S. Agencies.  The effective tax rates were 32.2% and 25.2% for the respective six-month periods ended June 30, 2011 and 2011.

The determination of current and deferred income taxes is a critical accounting estimate which is based on complex analyses of many factors including interpretation of income tax laws, the evaluation of uncertain tax positions, differences between the tax and financial reporting bases of assets and liabilities (temporary differences), estimates of amounts due or owed such as the timing of reversal of temporary differences and current financial accounting standards.  Additionally, there can be no assurance that estimates and interpretations used in determining income tax liabilities may not be challenged by taxing authorities. Actual results could differ significantly from the estimates and tax law interpretations used in determining the current and deferred income tax liabilities.

In addition, under generally accepted accounting principles, deferred income tax assets and liabilities are recorded at the income tax rates expected to apply to taxable income in the periods in which the deferred income tax assets or liabilities are expected to be realized.  If such rates change, deferred income tax assets and liabilities must be adjusted in the period of change through a charge or credit to the Consolidated Statements of Operations.  Also, if current period income tax rates change, the impact on the annual effective income tax rate is applied year-to-date in the period of enactment.

Year ended December 31, 2011

As a result, a tax expense of $712,000 was recognized for the year ended December 31, 2011 compared to a tax benefit of $2.9 million for the year ended December 31, 2010.  The tax expense was the result of pre-tax earnings of $2.0 million, which included the exclusion of income for the bank owned life insurance and a tax benefit attributable to our investments portfolio which consists of U.S. Agencies.  The tax benefit for 2010 was the result of a pre-tax loss of $6.8 million, which included the exclusion of income for the bank owned life insurance and a tax benefit attributable to our investment portfolio which consists of U.S. Agencies as well as the reversal of a portion of a reserve established for an uncertain tax position resulting from a settlement of an IRS examination.  The effective tax rates were 36.3% and (42.7)% for years ended December 31, 2011 and 2010, respectively.

Financial Condition and Liquidity

General

Total assets were $373.6 million and $385.0 million at June 30, 2012 and December 31, 2011, respectively.  The decrease in assets at June 30, 2012, compared to December 31, 2011, was primarily attributable to decreases in loans held for investment and investment securities, partially offset by an increase in available for sale MBS and total cash and cash equivalents.  Loans classified as held for investment decreased as we experienced principal pay-downs associated with these loans.  Some of these funds received from these pay-downs were used to purchase MBS available for sale.

Total assets were $385.0 million at December 31, 2011 as compared to $396.0 million at December 31, 2010.  The $11.0 million, or 2.8%, decrease in assets at December 31, 2011 was principally attributable to a decrease of $22.3 million in loans held for investment, $19.1 million in cash and cash equivalents and $13.9 million in loans available-for-sale, offsetting an increase of $22.3 million in MBS available-for-sale and $22.8 million in investment securities available-for-sale.  As our loan portfolio decreased due to loan payoffs and principle pay-downs, we reduced our brokered deposits and reinvested into highly-rated mortgage-backed securities improving our portfolio yield.  The decrease in loans held-for-sale is primarily due to a decrease in our residential mortgage real estate loans which are sold in the secondary market.

Liabilities decreased by $12.2 million, or 3.7%, to $318.5 million at June 30, 2012 when compared to December 31, 2011.  The decrease primarily resulted from a reduction of $16.0 million in our FHLB advances.  Liabilities decreased by $13.6 million, or 4.0%, to $330.7 million at December 31, 2011 as compared to $344.3 million at December 31, 2010, as a result of a decrease of $21.5 million in our total deposits, offsetting the increase of $8.0 million in FHLB borrowings.  The decrease in deposits is the result of a decrease in our time deposits as a result of a reduction of $28.5 in brokered CDs offsetting an increase in our savings and NOW accounts.  Management directed its focus to increase its core savings and NOW accounts by increasing the rates we offer on these products so that our rate is higher than the rate offered by our competitors.  In addition, we decreased our brokered deposits to approximately $19.8 million at December 31, 2011 compared to $48.3 at December 31, 2010.  Previously, we had generally sought to lengthen our deposit maturities and decrease the effect of short-term interest rate swings through the pricing of our CDs.

Liquidity

We must meet requirements for liquid assets and for liquidity described in “Business of The Washington Savings Bank – Supervision and Regulation.”  As of June 30, 2012, we had $17.7 million of cash and cash equivalents.  Further, we had $107.9 million of unpledged investment securities.  However, the unpledged securities consist of approximately $13.0 million private label MBS with limited marketability for purposes of liquidity.  At June 30, 2012, we had approximately $47.2 million of availability on our FHLB line and $7.0 million of availability on our secured lines of credit with correspondent banks.

Funding requirements are impacted by loan originations and maturities of CDs and borrowings.  We comply with regulatory guidelines regarding required liquidity levels and monitor our liquidity position.  In an effort to reduce exposure to liquidity risk, the board of director’s Asset and Liability Committee monitors our sources of funds and our assets and liabilities, which may result in a change of our asset, liability, and off-balance sheet positions.  Long-term liquidity is generated through growth in our deposits and long-term debt, while short-term liquidity is generated though federal funds and securities sold under agreement to repurchase.

As a member of the FHLB system, and in order to maintain insurance with the FDIC, we must maintain sufficient liquidity to ensure a safe and sound operation.  Liquid assets are defined as cash, Federal Reserve deposits, time and savings deposits in certain institutions, obligations of states and political subdivisions thereof, highly rated corporate debt, mortgage loans and MBS, and accrued interest receivable and principal on certain qualified unpledged assets payable within five years.  Internal sources of liquidity used by the Bank are various short-term investments, MBS, and short-term borrowings.

Please see “ – Sources of Funds” for a discussion regarding our sources of liquidity.

Funding requirements are impacted by loan originations and maturities of CDs and borrowings.  We comply with regulatory guidelines regarding required liquidity levels and monitor our liquidity position.  In an effort to reduce exposure to liquidity risk, our board of director’s Asset and Liability Committee monitors our sources of funds and our assets and liabilities, which may result in a change of our asset, liability, and off-balance sheet positions.  Long-term liquidity is generated through growth in our deposits and long-term debt, while short-term liquidity is generated though federal funds and securities sold under agreement to repurchase.  We maintain sufficient liquidity to fund routine loan demand and routine deposit withdrawal activity.  Liquidity is managed by maintaining sufficient liquid assets in the form of investment securities.  Funding and cash flows can also be realized by the sale of securities available for sale, principal pay-downs on loans and MBS and proceeds realized from loans held for sale.

Off-Balance Sheet Transactions

We are a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans.  These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated Statement of Financial Condition.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk at the dates indicated are summarized as follows:

	As of June 30, 2012	Year ended December 31, 2011
Commitments to originate new loans	$14,622,533	$493,500
Unfunded commitments to extend credit under existing
construction, equity line and commercial lines of credit	5,855,101	10,969,883
Standby letters of credit	180,988	194,488
Commitments to sell loans held-for-sale	10,579,611	10,245,483

We do not have any unconsolidated special purpose entities or other similar forms of off-balance sheet financing arrangements.

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Loan commitments generally expire within 90 days.  Most equity line commitments for the unfunded portion of equity lines are for a term of 12 months, and commercial lines of credit are generally renewable on an annual basis.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  We evaluate each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the borrower.

Commitments to sell loans held-for-sale are agreements to sell loans to third parties at an agreed upon price.

Capital

Current regulations require subsidiaries of a financial institution to be separately capitalized and require investments in and extensions of credit to any subsidiary engaged in activities not permissible for a bank to be deducted in the computation of the institution's regulatory capital.  The Bank’s regulatory capital and regulatory assets below also reflect decreases of $1.4 million and $2.2 million, respectively, which represents unrealized gains (after-tax for capital deductions and pre-tax for asset deductions, respectively) on MBS and investment securities classified as available for sale.  In addition, the Bank’s risk-based capital reflects an increase of $2.6 million in the general loan loss reserve during the six months ended June 30, 2012.  The loan loss reserve factor represents 1.25% of the Bank’s risk-weighted assets.  The following table shows regulatory thrift capital ratios required, the Bank’s actual ratios, and the amount by which the Bank’s ratios exceed required capital ratios, as of June 30, 2012.

Capital Category	Regulatory Ratios Required	Bank’s Amount and Ratio	Bank’s Excess of Requirements	Calculations	Based Upon
Leverage	$14,548,561	$44,197,512	$29,648,951	$44,197,512	Regulatory Capital
	4.00%	12.15%	8.15%	$363,714,021	Regulatory Assets

Tangible	$5,455,710	$44,197,512	$38,741,802	$44,197,512	Regulatory Capital
	1.50%	12.15%	10.65%	$363,714,021	Regulatory Assets

Risk-Based	$16,290,024	$46,739,795	$30,449,771	$46,739,795	Regulatory Capital
	8.00%	22.95%	14.95%	$203,625,301	Risk-Weighted Assets

Our management believes that, under current regulations, and eliminating the assets of WSB Holdings, the Bank remains well capitalized and will continue to meet its minimum capital requirements in the foreseeable future.  However, events beyond our control, such as a shift in interest rates or a continued downturn or slower recovery in the economy in areas where we extend credit, could adversely affect future earnings and, consequently, our ability to meet minimum capital requirements in the future.

The Qualified Thrift Lender Test currently requires that “qualified thrift investments” be at least 65% of portfolio assets as defined by the OCC.  At June 30, 2012, our ratio was approximately 85% of defined portfolio assets.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements of WSB Holdings and related notes presented elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike those of many industries, most of the assets and liabilities of financial institutions such as this Company are monetary in nature.  Monetary items, which are those assets and liabilities that are convertible into a fixed number of dollars regardless of changes in prices, include cash, investments, loans and other receivables, savings accounts, short-term and long-term debt and, as in our case, most of its other liabilities.  Virtually all of our assets and liabilities are monetary in nature.  Inflation has had an immaterial effect on our operations during the six months ended June 30, 2012 and the years ended December 31, 2011 and 2010.

WSB HOLDINGS, INC. – INFORMATION ABOUT DIRECTORS TO BE APPOINTED TO OLD LINE BANCHSARES’ BOARD OF DIRECTORS

As discussed above, current WSB Holdings directors William J. Harnett and Michael J. Sullivan are expected to be appointed to the board of directors of Old Line Bancshares upon closing of the merger pursuant to the merger agreement.  This section provides certain information about Messrs. Harnett and Sullivan with respect to their positions as directors of WSB Holdings.  As used in this section, the words “we,” “us” and “our” are references to WSB Holdings, Inc.

Director Independence

Our board of directors has determined that Mr. Sullivan is independent as defined under the applicable rules and listing standards of the NASDAQ Stock Market LLC.  In making this determination, the board of directors considered any transactions and relationships between Mr. Sullivan or his immediate family and WSB Holdings and its subsidiaries, as reported under the heading “Certain Relationships and Related Person Transactions” below.  Mr. Harnett is not independent because he was previously an executive officer of WSB Holdings, and remains a non-executive employee.

Director Compensation

The following table summarizes the compensation paid to Messrs. Harnett and Sullivan for their service as directors of WSB Holdings during 2011.

Director Compensation
Name	Fees Earned or Paid in Cash ($)	All Other Compensation (1)	Total ($)
William J. Harnett	---	150,000	150,000
Michael J. Sullivan	19,500	---	19,500
(1)	Represents annual salary of $150,000 paid to Mr. Harnett as a non-executive employee.

Director/Committee Fees

Our non-employee directors are paid board fees and committee fees based on attendance.  Directors are paid $1,000 for each board meeting attended and $500 for each committee meeting attended, except that committee fees are only paid for meetings not occurring on board meeting dates.  Chairman Harnett has been retained as a non-executive employee to serve as our Board Chairman and as an advisor to the Chief Executive Officer and the board of directors.  In lieu of board and committee fees paid to our non-employee directors, Mr. Harnett receives an annual salary of $150,000 and the use of a company-paid automobile, and is eligible to a receive a bonus as determined in the board of directors’ discretion.  Mr. Harnett is also entitled to certain other benefits in his capacity as a non-executive employee, including participation in the Bank’s 401(k) plan and life, group health and dental insurance plans on the same basis as other employees.  As previously noted, Mr. Harnett is also entitled to a change in control lump sum severance payment in the amount of $500,000 in the event his employment is involuntarily terminated, or if his level of compensation does not remain substantially the same (including bonus) and he voluntarily terminates his employment within 18 months following a change in control as defined by the OCC.

Director compensation and benefits are reviewed annually by the compensation committee, who review outside, publicly-available independent compensation reviews from SNL Financial and America’s Community Bankers Association in analyzing board compensation and benefits.  The peer group information used for consideration is based on peer groups as defined and set by the outside service provider based on asset size, geographic location, type of financial institution, and operating performance.  Accordingly, consistent with our objectives, the compensation of our directors is set with regard to the increased demands of serving as a director and local market practice.  We do not, however, specifically benchmark the director compensation or any individual element of compensation to our peer companies, but generally review the information for competitive purposes.

Incentive Stock Awards

Our non-employee directors are eligible, and have received in the past, stock option grants as part of their compensation; however, no grants were awarded to non-employee directors in 2011.  Option grants for non-employee directors are subject to board approval.  WSB Holdings’ board of directors believes that stock option grants further align the interest of the Directors with our stockholders.

Certain Relationships and Related Person Transactions

From time to time, WSB Holdings has had, and expects to have in the future, banking transactions in the ordinary course of business with its directors, including Messrs. Harnett and Sullivan and officers, and other related parties.  WSB Holdings maintains written policies and procedures to strictly control all loans to insiders in accordance with Federal law (Regulation O).  Insiders include any executive officer, director, or principal stockholder and entities which such persons control.  These transactions have been made on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with unaffiliated parties.  The extensions of credit to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features.  None of these loans or other extensions of credit are disclosed as nonaccrual, past due, restructured or potential problem loans.

WSB Holdings’ board of directors is required to review all related party transactions, excluding insider loans, which are approved by the full board of directors, and with any interested director not participating in the approval process, for potential conflicts of interest.  All related party transactions and relationships must be on terms not materially less favorable than what would be usual and customary in similar transactions between unrelated persons dealing at arms length.  To the extent such transactions are ongoing business relationships with WSB Holdings, such transactions are reviewed annually.  Related party transactions are those involving WSB Holdings and the Bank that are required to be disclosed pursuant to SEC Regulation S-K, Item 404.

WHERE YOU CAN FIND MORE INFORMATION

Old Line Bancshares files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Further, Old Line Bancshares makes available, free of charge through its website, http://www.oldlinebank.com, Old Line Bancshares reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

WSB Holdings files annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Further, WSB Holdings makes available, free of charge through its website, http://www.twsb.com, WSB Holdings reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Old Line Bancshares has filed a registration statement on Form S-4 to register with the SEC the shares of Old Line Bancshares common stock that WSB Holdings stockholders will receive in the merger.  This joint proxy statement/prospectus is part of the registration statement of Old Line Bancshares on Form S-4 and is a prospectus of Old Line Bancshares and a proxy statement of Old Line Bancshares and WSB Holdings for the Old Line Bancshares and WSB Holdings special meetings, respectively.

Neither Old Line Bancshares nor WSB Holdings has authorized anyone to give any information or make any representation about the merger or the special meetings that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus.  Therefore, if anyone does give you information of this sort, you should not rely on it.  This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.  Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus.  The information contained in this proxy joint statement/prospectus with respect to Old Line Bancshares was provided by Old Line Bancshares, and the information contained in this joint proxy statement/prospectus with respect to WSB Holdings was provided by WSB Holdings.  The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET AND STATEMENT OF INCOME

The following unaudited pro forma condensed combined balance sheet at June 30, 2012 and unaudited pro forma condensed combined statements of income for the six months ended June 30, 2012 and twelve months ended December 31, 2011 illustrate the effect of the proposed merger.  We have based the unaudited pro forma condensed combined financial statements on the unaudited consolidated balance sheet and consolidated statements of income of Old Line Bancshares and WSB Holdings for the six months ended June 30, 2012 and twelve months ended December 31, 2011.

As required by FASB ASC Topic 805-Business combinations, we have used the acquisition method of accounting and adjusted the acquired assets and liabilities of WSB Holdings to fair value as of the balance sheet date.  Under this method, we will record WSB Holdings’ assets and liabilities as of the date of the acquisition at their respective fair values and add them to those of Old Line Bancshares.  We will record in goodwill any difference between the purchase price for WSB Holdings and the fair value of the identifiable net assets acquired (including core deposit intangibles).  We will not expense the amortization of the goodwill that results from the acquisition, if any, but will review it for impairment at least annually.  To the extent there is an impairment of the goodwill, we will expense the impairment.  We will amortize to expense core deposit and other intangibles with definite useful lives that we record in conjunction with the merger.  Financial statements that Old Line Bancshares issues after the acquisition will reflect the results attributable to the acquired operations of WSB Holdings beginning on the date of completion of the acquisition.

In connection with the acquisition, Old Line Bancshares and WSB Holdings are currently working to further develop their preliminary plans to consolidate their operations.  During the next several months, we expect to refine the specific details.  We are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where we may take advantage of redundancy.  We will record cost associated with such decisions and any other merger related costs as incurred and have not included them in the pro forma adjustments to the pro forma consolidated statements of income.  We anticipate that we can reduce consolidated operating expenses by 25% to 35%.  We have not included these savings in the pro forma consolidated statements of income and there are no assurances that we will realize these reductions.

We have provided the unaudited pro forma information for information purposes only.  The pro forma financial information presented is not necessarily indicative of the actual results that we would have achieved had we consummated the merger on the dates or at the beginning of the periods presented, and it is not necessarily indicative of future results.  You should read the unaudited pro forma financial information in conjunction with notes thereto and the audited and unaudited consolidated financial statements and the notes thereto of Old Line Bancshares and WSB Holdings contained in this joint proxy statement/prospectus.

The unaudited pro forma stockholders’ equity and net income derived from the above assumptions are qualified by the statements set forth under this caption and you should not consider them indicative of the market value of Old Line Bancshares’ common stock, its financial condition or the actual or future results of operations of Old Line Bancshares for any periods.  Actual results may be materially different than the pro forma data presented.

We have made certain reclassification adjustments to the pro forma financial statements to conform to Old Line Bancshares’ financial statement presentation.

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Proforma Balance Sheets with WSB Holdings
(Unaudited)

	Old Line Bancshares June 30, 2012	WSB Holdings June 30, 2012	Proforma Adjustments June 30, 2012		Proforma Combined June 30, 2012

Assets
Cash and due from banks	$37,533,354	$11,459,541	$(17,009,000)	(1)(9)	$31,983,895
Interest bearing accounts	122,824	-	-		122,824
Federal funds sold	508,150	6,231,939	-		6,740,089
Total cash and cash equivalents	38,164,328	17,691,480	(17,009,000)		38,846,808
Time deposits in other banks	-	-	-		-
Investment securities available for sale	168,502,783	122,177,216	-		290,679,999
Investment securities held to maturity	-	-	-		-
Loans, net of deferred fees and costs	577,255,592	189,817,953	(14,121,078)	(5)(6)	752,952,467
Allowance for loan losses	(4,109,461)	(3,549,571)	3,549,571	(6)	(4,109,461)
Loans and leases held for sale	-	10,579,611	-		10,579,611
Restricted equity securities at cost	3,865,079	3,829,300	-		7,694,379
Premises and equipment	23,763,775	4,920,085	7,722,973	(11)	36,406,833
Accrued interest receivable	2,592,123	1,434,965	-		4,027,088
Deferred income taxes	7,346,728	6,559,452	(172,131)	(4)(10)	13,734,049
Bank owned life insurance	16,644,925	12,595,163	-		29,240,088
Prepaid pension costs	1,030,551	-	-		1,030,551
Other real estate owned	3,490,730	5,210,970	(1,220,310)	(7)	7,481,390
Goodwill	633,790	-	1,481,635	(1)	2,115,425
Other intangible assets, net	4,046,636	-	3,099,224	(3)	7,145,860
Other assets	2,936,820	2,379,999	(593,054)	(12)	4,723,765
Total assets	$846,164,399	$373,646,623	$(17,262,170)		$1,202,548,852

Liabilities and Stockholders' Equity
Deposits
Non-interest bearing	$186,639,878	$5,652,102	$-		$192,291,980
Interest bearing	532,956,475	242,285,794	1,586,000	(8)	776,828,269
Total deposits	719,596,353	247,937,896	1,586,000		969,120,249
Short term borrowings	41,955,385	-	-		41,955,385
Long term borrowings	6,239,129	68,000,000	4,635,000	(9)	78,874,129
Accrued interest payable	359,367	-	-		359,367
Prepaid pension	4,480,261	-	-		4,480,261
Other liabilities	1,853,766	2,569,700	-		4,423,466
Total liabilities	774,484,261	318,507,596	6,221,000		1,099,212,857

Stockholders' equity
Common stock	68,285	799	28,375	(1)(2)	97,459
Additional paid-in capital	53,574,827	11,095,646	20,531,037	(1)(2)	85,201,510
Retained earnings	15,332,768	42,682,788	(42,682,788)	(1)(2)	15,332,768
Accumulated other comprehensive income	2,284,600	1,359,794	(1,359,794)	(4)	2,284,600
Total stockholders' equity	71,260,480	55,139,027	(23,483,170)		102,916,337
Non-controlling interest	419,658	-	-		419,658
Total stockholders' equity	71,680,138	55,139,027	(23,483,170)		103,335,995
Total liabilities and stockholders' equity	$846,164,399	$373,646,623	$(17,262,170)		$1,202,548,852

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Proforma Statement of Income with WSB Holdings
(Unaudited)

	Old Line Bancshares	WSB Holdings	Proforma Adjustments		Proforma Combined
	June 30,	June 30,	June 30,		June 30,
	2012	2012	2012		2012
Interest revenue
Loans, including fees	$16,585,131	$5,902,098	$106,500	(5),(6)	$22,593,729
U.S. Treasury securities	4,778	-	-		4,778
U.S. government agency securities	192,597	513,430	-	(4)	706,027
Mortgage backed securities	1,258,741	1,576,844	-		2,835,585
Municipal securities	729,827	48,132	-		777,959
Federal funds sold	2,962	2,141	-		5,103
Other	91,947	148,750	-		240,697
Total interest revenue	18,865,983	8,191,395	106,500		27,163,878
Interest expense
Deposits	2,214,698	1,505,135	114,500	(8)	3,834,333
Borrowed funds	425,487	1,014,168	-		1,439,655
Total interest expense	2,640,185	2,519,303	114,500		5,273,988
Net interest income	16,225,798	5,672,092	(8,000)		21,889,890
Provision for loan losses	750,000	-	-		750,000
Net interest income after provision for loan losses	15,475,798	5,672,092	(8,000)		21,139,890

Non-interest revenue
Service charges on deposit accounts	647,469	60,888	-		708,357
Gain on sales of loans	-	673,637	-		673,637
Gains on sales of investment securities	560,028	162,695	-		722,723
Earnings on bank owned life insurance	275,201	226,189	-		501,390
Gain on sales of other real estate owned	159,213	151,679	-		310,892
Rental income	-	283,563	-		283,563
Other fees and commissions	392,688	295,799	-		688,487
Total non-interest revenue	2,034,599	1,854,450	-		3,889,049
Non-interest expense
Salaries & employee benefits	5,833,809	3,569,603	-		9,403,412
Occupancy & equipment	1,822,447	569,504	75,500	(11)	2,467,451
Data processing	416,967	-	-		416,967
FDIC insurance and State of Maryland assessments	278,645	313,115	-		591,760
Write down of other real estate owned	-	90,502	-		90,502
Merger and integration	58,333	-	-		58,333
Core deposit premium	372,257	-	281,500	(3)	653,757
Other operating	3,152,883	2,316,596	-		5,469,479
Total non-interest expense	11,935,341	6,859,320	357,000		19,151,661

Income before income taxes	5,575,056	667,222	(365,000)		5,877,278
Income taxes	1,826,764	215,000	213,031		2,254,795
Net Income	3,748,292	452,222	(578,031)		3,622,484
Less: Net Income (loss) attributable to the noncontrolling interest	(37,014)	-	-		(37,014)
Net Income	$3,785,306	$452,222	$(578,031)		$3,659,498

Basic earnings (loss) per common share	$0.55	$0.06	$-		$0.38
Diluted earnings (loss) per common share	$0.55	$0.06	$-		$0.37
Dividend per common share	$0.08	$-	$-		$0.08

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Proforma Statement of Income with WSB Holdings
(Unaudited)

	Old Line Bancshares	WSB Holdings	Proforma Adjustments		Proforma Combined
	December 31,	December 31,	December 31,		December 31,
	2011	2011	2011		2011
Interest revenue
Loans, including fees	$28,432,701	$13,957,048	$211,000	(5)(6)	$42,600,749
U.S. Treasury securities	7,251	-	-		7,251
U.S. government agency securities	332,248	1,496,960	-		1,829,208
Mortgage backed securities	2,635,172	2,687,859	-		5,323,031
Municipal securities	745,369	96,376	-		841,745
Federal funds sold	6,087	9,591	-		15,678
Other	161,685	63,202	-		224,887
Total interest revenue	32,320,513	18,311,036	211,000		50,842,549
Interest expense
Deposits	4,389,694	3,902,298	(229,000)	(8)	8,062,992
Borrowed funds	829,477	2,111,356	-		2,940,833
Total interest expense	5,219,171	6,013,654	(229,000)		11,003,825
Net interest income	27,101,342	12,297,382	440,000		39,838,724
Provision for loan losses	1,800,000	200,000	-		2,000,000
Net interest income after provision for loan losses	25,301,342	12,097,382	440,000		37,838,724

Non-interest revenue
Service charges on deposit accounts	1,208,466	112,627	-		1,321,093
Gains on sales of loans		1,534,725	-
Gains on sales of investment securities	140,149	562,491	-		702,640
Other than temporary impairment on securities	(123,039)	-	-
Earnings on bank owned life insurance	701,509	457,173	-		1,158,682
Gains on sales of other real estate owned	248,005	36,442	-
Rentail income	-	421,118	-
Other fees and commissions	566,187	587,529	-		1,153,716
Total non-interest revenue	2,741,277	3,712,105	-		6,453,382
Non-interest expense
Salaries and benefits	10,024,591	7,156,348	-		17,180,939
Occupancy and equipment	3,131,557	1,124,655	151,000	(11)	4,407,212
Data processing	816,815	497,979	-		1,314,794
FDIC insurance and State of Maryland assessments	613,881	742,078	-		1,355,959
Write down of other real estate owned		266,283	-
Merger and integration	574,321	-	-
Core deposit premium	584,024	-	563,000	(3)
Other operating	5,139,154	4,061,576	-		9,200,730
Total non-interest expense	20,884,343	13,848,919	714,000		35,447,262

Income before income taxes	7,158,276	1,960,568	(274,000)		8,844,844
Income taxes	1,926,624	711,759	(39,041)		2,599,342
Net Income	5,231,652	1,248,809	(234,959)		6,245,502
Less: Net Income (loss) attributable to the noncontrolling interest	(148,319)	-	-		(148,319)
Net income available to common stockholders	5,379,971	1,248,809	(234,959)		6,393,821

Basic earnings (loss) per common share	$0.86	$0.16	$-		$0.70
Diluted earnings (loss) per common share	$0.86	$0.16	$-		$0.70
Dividend per common share	$0.13	$-	$-		$0.13

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET AND
STATEMENT OF INCOME

1.
Old Line Bancshares will issue shares of its stock to stockholders of WSB Holdings to effect the acquisition.  The exchange ratio will equal the quotient of (i) $31,655,645 (subject to adjustment as provided in the merger agreement) divided by 10.85, divided by (ii) the number of shares of WSB Holdings common stock outstanding on the effective date minus the 2,792,974 shares to be exchanged for cash.  The unaudited pro forma combined financial information assumes that Old Line Bancshares exchanges each share of WSB Holdings stock for .5608 shares of Old Line Bancshares common stock and that there are no further reductions in the consideration as a result of WSB Holdings incurring operating losses, further deterioration in credit quality or expenses that exceed those outlined in the merger agreement.

It is anticipated that WSB Holdings’ stockholders will own approximately 29.93% of the voting stock of the combined company after the acquisition.  The shares of Old Line Bancshares common stock illustrated in this pro forma were assumed to be recorded at $10.85 per share.  The final accounting acquisition price assigned to record the shares issued in the acquisition may be adjusted as provided in the merger agreement for certain operating losses, asset quality changes, changes in the value of certain investment securities and merger related expenses incurred by WSB Holdings.  The per share merger consideration will be reduced if the aggregate merger consideration is adjusted.  Additionally, Old Line Bancshares and WSB Holdings cannot predict what the value or price of Old Line Bancshares’ stock will be at the closing of the transaction or how the value or price of Old Line Bancshares’ stock may trade at any time, including the date hereof.  The pro forma financial statements assume that approximately 35% of WSB Holdings’ stockholders elect to receive cash consideration for a total cash payment of $17.0 million.

Old Line Bancshares will determine the final allocation of the purchase price after it has completed additional analysis to determine the fair values of WSB Holdings’ tangible and identifiable intangible assets and liabilities as of the date of the acquisition.  Changes in the fair value of the net assets of WSB Holdings as of the date of the acquisition will likely change the amount of the purchase price allocable to goodwill. The further refinement of transaction costs, changes in WSB Holdings’ shareholders’ equity including net income between June 30, 2012 and the date of the acquisition will likely change the amount of goodwill recorded.  The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.  Old Line Bancshares has prepared the pro forma financial information to include the estimated adjustments necessary to record the assets and liabilities of WSB Holdings at their respective fair values and represents management’s best estimate based upon the information available at this time.  The pro forma adjustments included herein are subject to change as additional information becomes available and as we perform additional analyses.  Furthermore, Old Line Bancshares will determine the final allocation of the acquisition price after we complete the consolidation.  The final acquisition accounting adjustments may be materially different from the pro forma adjustment presented herein.  Increases or decreases in the fair value of certain balance sheet amounts including loans, securities, deposits and related intangibles and debt will result in adjustments to the balance sheet and statement of operations.  Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocated to goodwill while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.  We have included the unaudited pro forma combined financial statements only as of and for the six months ended June 30, 2012 and the year ended December 31, 2011.  The unaudited pro forma combined financial information presented herein does not necessarily provide an indication of the combined results of operations or the combined financial position that would have resulted had we actually completed the consolidation as of the assumed consummation date, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

The total estimated purchase price for the purpose of this pro forma financial information is $48.7 million.  The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares outstanding assuming that 35% of WSB Holdings’ stockholders elect to receive cash consideration for a total cash payment of $17.0 million:

Summary of Purchase Price Calculation and Goodwill Resutling from Merger And Reconciliation of Pro Forma Shares Outstanding at June 30, 2012
($ in thousands except share and per share data)

Purchase Price Consideration-Common Stock		June 30, 2012
WSB Holdings shares outstanding exchanged for stock	5,202,258
Exchange ratio	0.5608
Old Line Bancshares to be issued to WSB Holdings stockholders	2,917,426
Purchase price per WSB Holdings common share	$6.0900
Cash consideration	$17,009
Purchase price assigned to shares exchanged for stock	31,656
Total purchase price		$48,665

WSB Holdings shareholders' equity	$55,139

Estimated adjustments to reflect assets acquired at fair value:
Loans	(14,121)
Allowance for loan losses	3,549
Core deposit intangible	3,099
Fixed Assets	7,723
Deferred tax assets	(172)
Other real estate owned	(1,220)
Other assets	(593)

Estimated adjustments to reflect liabilities acquired at fair value:
Interest bearing deposits	(1,586)
Long term borrowings	(4,635)
		47,183
Goodwill resulting from merger		$1,482

Reconcilement of Pro Forma Shares Outstanding
WSB Holdings shares outstanding		7,995,232
Less 35% elect cash consideration		(2,792,974)
WSB Holdings shares converted		5,202,258
Exchange ratio		0.5608
Old Line Bancshres to be issued to WSB Holdings stockholders		2,917,426
Old Line Bancshares shares outstanding		6,828,452
Pro forma Old Line Bancshares shares outstanding		9,745,879
Pro forma % ownership by WSB Holdings		29.93%
Pro forma % ownership by legacy Old Line Bancshares		70.07%

2.
Adjustment to reflect the issuance of common shares of Old Line Bancshares common stock with a $0.01 par value in connection with the merger and the adjustments to stockholders’ equity for the reclassification of WSB Holdings’ historical equity accounts (common stock, accumulated other comprehensive income and retained earnings) into additional paid-in capital.

3.
Adjustment of $3.1 million to core deposit intangible to reflect the fair value of this asset and the related amortization adjustment based upon an expected life of 10 years and using a sum of the years digit method.  We expect the amortization of the core deposit intangible to increase pro forma before tax non-interest expense by $563 thousand in the first year following consummation.

4.
Since all investments were recorded as available for sale, we have reclassified the valuation allowance in accumulated other comprehensive income and the deferred tax asset to eliminate the valuation allowance.  There is no impact on the income statement during the first year.

5.
Adjustment of $2.3 million to increase the fair values of loans based on current interest rates of similar loans.  We will recognize this adjustment using the level yield amortization method based upon the expected life of the loans.  We expect this adjustment will decrease pro forma before tax interest income by $229 thousand in the first year following consummation.

6.	Adjustments to reflect the fair value of loans include:

•
An adjustment of $3.5 million to reflect the removal of the allowance for loan losses in connection with applying acquisition accounting under ASC 805.   We will apply this adjustment to loans accounted for within the scope of ASC 310-30 (ASC 310-30 occurs as a result of the accounting for the differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans, including those acquired in a business combination, if those differences are attributable, at least in part, to credit quality considerations). Old Line Bank’s management and independent loan review personnel determined this amount based on a review of WSB Holdings’ loans. This review considered payment history, relevant collateral values, debt service coverage ratios and other factors.  There is no estimated accretion for this credit quality adjustment in the pro forma statement of income.

•
An additional adjustment of $6.3 million for loans accounted for within the scope of ASC 310-30 as outlined above.  There is no estimated accretion for this credit quality adjustment in the pro forma statement of income.

•
An adjustment of $6.6 million for loans accounted for within the scope of ASC 310-20 at acquisition.  To determine the fair value of the loans within the scope of ASC 310-20, Old Line Bank’s management and independent loan review personnel evaluated WSB Holdings’ loan portfolio and considered the risk characteristics within various pools of loans within the remaining loan portfolio.  This review included payment history, concentrations, quality of underwriting and economic weaknesses.  We will recognize this credit quality adjustment using a level yield analysis.  We anticipate this adjustment will increase pro forma before tax interest income by $442 thousand.

•	An adjustment of $369,612 to eliminate the deferred fees associated with acquired loans. There is no related adjustment in the pro forma statement of income.

7.
An adjustment of $1.2 million to reflect the fair value of other real estate owned, based on Old Line Bank’s management detailed analysis of these assets that included site visits where possible and current tax assessed values.  There is no estimated income for this adjustment in the pro forma statement of income.

8.
Adjustment of $1.6 million to reflect the fair values of interest bearing time deposit liabilities based on current interest rates for similar instruments.  We will recognize this adjustment using a level yield amortization method based upon the maturities of the deposit liabilities.  We expect this adjustment will decrease pro forma before tax interest expense by $229 thousand the first year following consummation.

9.
Adjustment of $4.6 million to reflect the fair value of long term borrowings held by WSB Holdings.  We plan to repay this debt at or near the acquisition date and there is no estimated expense for this adjustment in the pro forma statement of income.

10.
Adjustment to reflect the net deferred tax at a rate of 39.445% related to fair value adjustments on the balance sheet and a statutory tax rate of 39.445% for book tax expense.  We have not taken a tax benefit for certain merger obligations and cost that we do not consider tax deductible.  This adjustment also includes the removal of a $4.1 million net operating loss carry forward held by WSB at June 20, 2012.

11.
Adjustment of $7.7 million to reflect the increase in fair value for premises and equipment.  We have estimated the amortization of the fair value adjustment over a 30 year period.  We expect this adjustment to increase pro forma occupancy and equipment expense by $151 thousand in the first year of consummation.

12.	Adjustment to eliminate WSB deferred assets. There is no pro forma statement of income adjustment for this item.

13.
In conjunction with the merger we expect to incur approximately $5.0 million in expenses associated with conversion of data processing systems, severance, legal, accounting and consulting fees.  Through June 30, 2012, neither company had incurred any expenses associated with the merger.  We will expense these items as incurred and have not included them in the pro forma income statement or balance sheet.  We may also elect to raise $5.0 million in capital and have not included this amount in the pro forma balance sheet or any earnings we may derive from this capital in the pro forma income statement.

OLD LINE BANCSHARES, INC. & SUBSIDIARY
CONSOLIDATED FINANCIAL STAEMENTS
JUNE 30, 2012 AND 2011

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Balance Sheets

	June 30, 2012	December 31, 2011
	(Unaudited)
Assets
Cash and due from banks	$37,533,354	$43,434,375
Interest bearing accounts	122,824	119,235
Federal funds sold	508,150	83,114
Total cash and cash equivalents	38,164,328	43,636,724
Investment securities available for sale	168,502,783	161,784,835
Loans, less allowance for loan losses	573,146,131	539,297,666
Equity securities	3,865,079	3,946,042
Premises and equipment	23,763,775	23,215,429
Accrued interest receivable	2,592,123	2,448,542
Deferred income taxes	7,346,728	7,244,029
Bank owned life insurance	16,644,925	16,416,566
Prepaid pension	1,030,551	1,030,551
Other real estate owned	3,490,730	4,004,609
Goodwill	633,790	633,790
Core deposit intangible	4,046,636	4,418,892
Other assets	2,936,820	2,964,626
Total assets	$846,164,399	$811,042,301
Liabilities and Stockholders' Equity
Deposits
Non-interest bearing	$186,639,878	$170,138,329
Interest bearing	532,956,475	520,629,456
Total deposits	719,596,353	690,767,785
Short term borrowings	41,955,385	38,672,657
Long term borrowings	6,239,129	6,284,479
Accrued interest payable	359,367	397,211
Income taxes payable	328,633	475,687
Accrued pension	4,480,261	4,342,664
Other liabilities	1,525,133	1,605,180
Total liabilities	$774,484,261	$742,545,663
Stockholders' equity
Common stock, par value $0.01 per share; authorized 15,000,000 shares;
issued and outstanding 6,828,452 in 2012 and 6,817,694 in 2011	68,285	68,177
Additional paid-in capital	53,574,827	53,489,075
Retained earnings	15,332,768	12,093,742
Accumulated other comprehensive income	2,284,600	2,388,972
Total Old Line Bancshares, Inc. stockholders' equity	71,260,480	68,039,966
Non-controlling interest	419,658	456,672
Total stockholders' equity	71,680,138	68,496,638
Total liabilities and stockholders' equity	$846,164,399	$811,042,301

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Income
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Interest revenue
Loans, including fees	$8,632,296	$7,741,299	$16,585,131	$11,937,165
U.S. treasury securities	2,381	2,407	4,778	2,407
U.S. government agency securities	91,163	93,511	192,597	119,628
Mortgage backed securities	592,725	762,080	1,258,741	1,141,498
Municipal securities	397,103	223,107	729,827	242,811
Federal funds sold	1,891	2,334	2,962	4,165
Other	46,138	49,234	91,947	74,160
Total interest revenue	9,763,697	8,873,972	18,865,983	13,521,834
Interest expense
Deposits	1,087,200	1,191,712	2,214,698	2,067,688
Borrowed funds	213,111	211,086	425,487	395,709
Total interest expense	1,300,311	1,402,798	2,640,185	2,463,397
Net interest income	8,463,386	7,471,174	16,225,798	11,058,437
Provision for loan losses	375,000	50,000	750,000	200,000
Net interest income after provision for loan losses	8,088,386	7,421,174	15,475,798	10,858,437
Non-interest revenue
Service charges on deposit accounts	328,142	396,785	647,469	479,235
Gain on sales or calls of investment securities	282,858	2,489	560,028	40,559
Other than temporary impairment on equity securities	-	(122,500)	-	(122,500)
Earnings on bank owned life insurance	138,496	122,350	275,201	201,388
Gain on sales of other real estate owned	191,201	-	159,213	-
Other fees and commissions	215,089	118,207	392,688	243,529
Total non-interest revenue	1,155,786	517,331	2,034,599	842,211
Non-interest expense
Salaries and benefits	3,024,815	2,973,734	5,833,809	4,474,445
Occupancy and equipment	914,576	857,381	1,822,447	1,317,295
Data processing	192,232	233,332	416,967	363,082
FDIC insurance and State of Maryland assessments	148,921	167,312	278,645	318,816
Merger and integration	29,166	377,214	58,333	467,274
Core deposit premium	177,582	194,675	372,257	194,675
Other operating	1,761,876	1,361,794	3,152,883	1,957,029
Total non-interest expense	6,249,168	6,165,442	11,935,341	9,092,616

Income before income taxes	2,995,004	1,773,063	5,575,056	2,608,032
Income taxes	982,759	656,357	1,826,764	991,600
Net income	2,012,245	1,116,706	3,748,292	1,616,432
Less: Net loss attributable to the non-controlling interest	(17,067)	(66,239)	(37,014)	(89,195)
Net income available to common stockholders	$2,029,312	$1,182,945	$3,785,306	$1,705,627

Basic earnings per common share	$0.30	$0.17	$0.55	$0.30
Diluted earnings per common share	$0.29	$0.17	$0.55	$0.30
Dividend per common share	$0.04	$0.03	$0.08	$0.06

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Comprehensive Income
(Unaudited)

Six Months ended June 30,	2012	2011

Net income available to common stockholders	$3,785,306	$1,705,627

Gross unrealized gain (loss)	(172,360)	1,007,601
Income tax (benefit)	(67,988)	342,584
Net unrealized gain (loss) on securities available for sale	(104,372)	665,017
Comprehensive net income available to common stockholders	$3,680,934	$2,370,644

Comprehensive earnings per share	$0.54	$0.42
Diluted earnings per share	$0.54	$0.42

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statement of Changes in Stockholders’ Equity
(Unaudited)

	Common stock Shares Par value		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Non-controlling Interest

Balance, December 31, 2011	6,817,694	$68,177	$53,489,075	$12,093,742	$2,388,972	$456,672
Net income attributable to Old Line Bancshares, Inc.	-	-	-	3,785,306	-	-
Unrealized gains (losses) on securities available for sale, net of income tax benefit of $67,988	-	-	-	-	(104,372)	-
Net income attributable to non-controlling interest	-	-	-	-	-	(37,014)
Stock based compensation awards	-	-	85,860	-	-	-
Restricted stock issued	10,758	108	(108)	-	-	-
Common stock cash dividend $0.08 per share	-	-	-	(546,280)	-	-
Balance, June 30, 2012	6,828,452	$68,285	$53,574,827	$15,332,768	$2,284,600	$419,658

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

Six Months Ended June 30,	2012	2011
Cash flows from operating activities
Interest received	$19,180,324	$13,756,800
Fees and commissions received	1,086,999	594,677
Interest paid	(2,678,029)	(2,567,541)
Cash paid to suppliers and employees	(10,529,499)	(6,495,772)
Income taxes paid	(2,017,917)	(84,234)
	5,041,878	5,203,930
Cash flows from investing activities
Cash and cash equivalents of acquired bank	-	41,967,182
Net change in time deposits in other banks	-	297,000
Purchase of investment securities available for sale	(52,521,980)	(34,856,352)
Proceeds from disposal of investment securities
Held to maturity sold	-	488,457
Gain on sales of held to maturity	-	25,622
Available for sale at maturity or call	28,093,412	595,000
Available for sale sold	17,022,301	17,296,682
Gain on sales of available for sale	560,028	14,937
Loans made, net of principal collected	(34,708,551)	(10,923,129)
Proceeds from sale of other real estate owned	599,539	-
Improvements to other real estate owned	(15,525)	-
Redemption (Purchase) of equity securities	66,551	612,903
Purchase of premises, equipment and software	(1,129,715)	(1,330,463)
	(42,033,940)	14,187,839
Cash flows from financing activities
Net increase (decrease) in
Time deposits	(7,360,669)	(37,252,463)
Other deposits	36,189,237	47,514,823
Short term borrowings	3,282,728	(217,321)
Long term borrowings	(45,350)	(43,610)
Acquisition cash consideration	-	(1,000,839)
Private placement - common stock	-	6,332,844
Cash dividends paid-common stock	(546,280)	(344,610)
	31,519,666	14,988,824

Net increase (decrease) in cash and cash equivalents	(5,472,396)	34,380,593

Cash and cash equivalents at beginning of period	43,636,724	14,614,972
Cash and cash equivalents at end of period	$38,164,328	$48,995,565

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

Six Months Ended June 30,	2012	2011
Reconciliation of net income to net cash
provided by operating activities
Net income	$3,748,292	$1,616,432

Adjustments to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	590,734	477,210
Provision for loan losses	750,000	200,000
Change in deferred loan fees net of costs	(81,836)	(174,375)
Gain on sales or calls of securities	(560,028)	(40,559)
Amortization of premiums and discounts	539,758	305,879
Other than temporary impairment	-	122,500
Gain on sales of other real estate owned	(159,213)	-
Write down on other real estate owned	281,000
Gain on sale of fixed assets	(9,365)	14,155
Amortization of intangible	372,257	194,675
Deferred income taxes	(44,099)	258,242
Stock based compensation awards	85,860	74,816
Increase (decrease) in
Accrued interest payable	(37,844)	(104,144)
Income tax payable	(147,054)	-
Accrued pension	137,597	523,856
Other liabilities	(80,047)	(920,163)
Decrease (increase) in
Accrued interest receivable	(143,581)	103,462
Bank owned life insurance	(228,359)	(169,587)
Prepaid income taxes	-	649,124
Other assets	27,806	2,072,407
	$5,041,878	$5,203,930

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

Six Months Ended June 30,	2012	2011

Supplemental Disclosure:
Loans transferred to other real estate owned	$191,921	$140,000

Fair value of assets and liabilities from acquisition:
Cash	$-	$41,967,182
Investments	-	71,434,005
Loans	-	190,826,040
Restricted stock	-	1,575,184
Premises and equipment	-	4,457,086
Accrued interest	-	1,128,988
Prepaid assets	-	1,231,029
Deferred tax	-	7,865,514
Bank owned life insurance	-	7,504,351
Prepaid pension costs	-	1,315,642
Other real estate owned	-	1,834,451
Core deposit intangible	-	5,002,917
Other assets	-	3,397,552
Deposits	-	(297,506,000)
Short term borrowings	-	(19,394,000)
Accrued interest payable	-	(60,782)
Accrued pension acquired	-	(3,330,390)
Other liabilities	-	(1,538,745)
Purchase price in excess of net assets acquired	$-	$116,723
The accompanying notes are an integral part of these consolidated financial statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business-Old Line Bancshares, Inc. (Old Line Bancshares) was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank (Bank).  The primary business of Old Line Bancshares is to own all of the capital stock of Old Line Bank.  We provide a full range of banking services to customers located in Anne Arundel, Calvert, Charles, Prince George’s, and St. Mary’s counties in Maryland and surrounding areas.

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Old Line Bancshares and its wholly owned subsidiary, Old Line Bank, and its majority owned subsidiary Pointer Ridge Office Investments, LLC (Pointer Ridge), a real estate investment company.  We have eliminated all significant intercompany transactions and balances.

We report the non-controlling interests in Pointer Ridge separately in the consolidated balance sheet.  We report the income of Pointer Ridge attributable to Old Line Bancshares on the consolidated statement of income.

The foregoing consolidated financial statements for the periods ended June 30, 2011 and 2012 are unaudited; however, in the opinion of management we have included all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the results of the interim period.  We derived the balances as of December 31, 2011 from audited financial statements.  These statements should be read in conjunction with Old Line Bancshares’ financial statements and accompanying notes included in Old Line Bancshares’ Form 10-K for the year ended December 31, 2011.  We have made no significant changes to Old Line Bancshares’ accounting policies as disclosed in the Form 10-K.

The accounting and reporting policies of Old Line Bancshares conform to accounting principles generally accepted in the United States of America.

Acquisition of Maryland Bankcorp, Inc.

On April 1, 2011, Old Line Bancshares acquired Maryland Bankcorp, Inc. (Maryland Bankcorp) the parent company of Maryland Bank & Trust Company, N.A. (MB&T). We converted each share of common stock of Maryland Bankcorp into the right to receive, at the holder’s election, $29.11 in cash or 3.4826 shares of Old Line Bancshares’ common stock. We paid cash for any fractional shares of Old Line Bancshares’ common stock and an aggregate cash consideration of $1.0 million.  The total merger consideration was $18.8 million.

In connection with the acquisition, MB&T was merged with and into Old Line Bank, with Old Line Bank the surviving bank.

In accordance with accounting for business combinations, we included the credit losses evident in the loans in the determination of the fair value of loans at the date of acquisition and eliminated the allowance for loan losses maintained by MB&T at acquisition date.

Core Deposit Intangible

Of the total estimated purchase price, we have allocated an estimate of $12.2 million to net tangible assets acquired and we have allocated $5.0 million to the core deposit intangible which is a definite lived intangible asset. We will amortize the core deposit intangible on an accelerated basis over its estimated useful life of 18 years.  During the three months ended June 30, 2012 and 2011, the core deposit intangible amortization was $177,582 and $194,675, respectively. During the six months ended June 30, 2012 and 2011, the core deposit intangible amortization was $372,257 and $194,675, respectively.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

During the second quarter of 2011, we recorded goodwill of $116,723 associated with the acquisition of Maryland Bankcorp.  This amount represented the difference between the estimated fair value of tangible and intangible assets acquired and liabilities assumed at acquisition date.  During the third quarter of 2011, the goodwill increased $25,000 as a result of additional liabilities that we identified during the period.  During the fourth quarter of 2011, we received a valuation of the pension plan asset at acquisition date and at December 31, 2011.  As a result of this valuation, in the fourth quarter of 2011, we recorded a $492,067 increase to goodwill to reflect the costs incurred by the pension plan as of the acquisition date.

Reclassifications-We have made certain reclassifications to the 2011 financial presentation to conform to the 2012 presentation.

Subsequent Events-We evaluated subsequent events after June 30, 2012, through July 30, 2012, the date this report was available to be issued.  No significant subsequent events were identified which would affect the presentation of the financial statements.

2.           INVESTMENT SECURITIES

As Old Line Bank purchases securities, management determines if we should classify the securities as held to maturity, available for sale or trading.  We record the securities which management has the intent and ability to hold to maturity at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity.  We classify securities which we may sell before maturity as available for sale and carry these securities at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis.  Management has not identified any investment securities as trading.   During the 2nd quarter of 2011, Old Line Bank sold $488,457 in investments that we previously classified as held to maturity.  As required, all securities held at that time and previously classified as held to maturity were reclassified as available for sale.

We record gains and losses on the sale of securities on the trade date and determine these gains or losses using the specific identification method.  We amortize premiums and accrete discounts using the interest method.  Presented below is a summary of the amortized cost and estimated fair value of securities.

June 30, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale
U. S. treasury	$1,248,789	$4,961	$-	$1,253,750
U.S. government agency	25,188,480	77,681	(6,202)	25,259,959
Municipal securities	51,203,507	1,737,763	(293,127)	52,648,143
Mortgage backed	87,028,548	2,397,596	(85,213)	89,340,931
	$164,669,324	$4,218,001	$(384,542)	$168,502,783

December 31, 2011
Available for sale
U. S. treasury	$1,247,889	$8,361	$-	$1,256,250
U.S. government agency	25,998,568	112,040	(19,537)	26,091,071
Municipal securities	33,753,049	1,396,859	(7,915)	35,141,993
Mortgage backed	96,803,309	2,557,430	(65,218)	99,295,521
	$157,802,815	$4,074,690	$(92,670)	$161,784,835

2.           INVESTMENT SECURITIES (Continued)

As of June 30, 2012, securities with unrealized losses segregated by length of impairment were as follows:

June 30, 2012	Fair value	Unrealized losses
Unrealized losses less than 12 months
U.S. treasury	$-	$-
U.S. government agency	2,992,350	6,202
Municipal securities	11,511,334	293,126
Mortgage backed	18,003,817	80,094
Total unrealized losses less than 12 months	32,507,501	379,422

Unrealized losses greater than 12 months
U.S. treasury	-	-
U.S. government agency	-	-
Municipal securities	-	-
Mortgage backed	1,330,430	5,120
Total unrealized losses greater than 12 months	1,330,430	5,120

Total unrealized losses
U.S. treasury	-	-
U.S. government agency	2,992,350	6,202
Municipal securities	11,511,334	293,126
Mortgage backed	19,334,247	85,214
Total unrealized losses	$33,837,931	$384,542

We consider all unrealized losses on securities as of June 30, 2012 to be temporary losses because we will redeem each security at face value at or prior to maturity.  We have the ability and intent to hold these securities until recovery or maturity.  As of June 30, 2012, we do not have the intent to sell any of the securities classified as available for sale and believe that it is more likely than not that we will not have to sell any such securities before a recovery of cost.  In most cases, market interest rate fluctuations cause a temporary impairment in value.  We expect the fair value to recover as the investments approach their maturity date or repricing date or if market yields for these investments decline.  We do not believe that credit quality caused the impairment in any of these securities.  Because we believe these impairments are temporary, we have not realized any loss in our consolidated statement of income.

In the three month periods ended June 30, 2012 and 2011, we recorded gross realized gains of $282,858 and $2,489, respectively, from the sale or call of investment securities.  During the six month periods ended June 30, 2012 and 2011, we received $45,675,741 and $18,420,698, respectively, in proceeds from sales or calls of investment securities resulting in realized gains of $560,028 and $40,559, respectively, from the sale or call of securities.

2.	INVESTMENT SECURITIES (Continued)

Contractual maturities and pledged securities at June 30, 2012 are shown below.  Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.  We classify mortgage backed securities based on maturity date.  However, we receive payments on a monthly basis.
Available for Sale

June 30, 2012	Amortized cost	Fair value

Maturing
Within one year	$2,411,463	$2,422,593
Over one to five years	15,028,622	15,140,922
Over five to ten years	29,287,068	30,070,174
Over ten years	117,942,173	120,869,095
	$164,669,324	$168,502,783
Pledged securities	$35,825,910	$36,612,217

3.	POINTER RIDGE OFFICE INVESTMENTS, LLC

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.’s 12.5% membership interest in Pointer Ridge.  The effective date of the purchase was November 1, 2008.  As a result of this purchase, we own 62.5% of Pointer Ridge and we have consolidated its results of operations from the date of acquisition.

The following table summarizes the condensed Balance Sheets and Statements of Income information for Pointer Ridge.

Pointer Ridge Office Investment, LLC

Balance Sheets	June 30,	December 31,
	2012	2011

Current assets	$347,265	$429,611
Non-current assets	7,036,555	7,088,001
Liabilities	6,264,732	6,299,819
Equity	1,119,088	1,217,793

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Statements of Income
Revenue	$205,518	$183,390	$411,254	$389,122
Expenses	251,030	360,027	509,959	626,975
Net loss	$(45,512)	$(176,637)	$(98,705)	$(237,853)

4.	INCOME TAXES
4.        INCOME TAXES

The provision for income taxes includes taxes payable for the current year and deferred income taxes. We determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse.  We allocate tax expense and tax benefits to Old Line Bank and Old Line Bancshares based on their proportional share of taxable income.

5.	EARNINGS PER COMMON SHARE

We calculate basic earnings per common share by dividing net income by the weighted average number of shares of common stock outstanding giving retroactive effect to stock dividends.

We calculate diluted earnings per common share by including the average dilutive common stock equivalents outstanding during the period.  Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Weighted average number of shares	6,828,452	6,809,594	6,824,673	5,625,689
Dilutive average number of shares	6,905,041	6,841,535	6,871,727	5,657,775

6.	STOCK BASED COMPENSATION

We account for stock options and restricted stock awards under the fair value method of accounting using a Black-Scholes valuation model to measure stock based compensation expense at the date of grant.  We recognize compensation expense related to stock based compensation awards in our income statements over the period during which we require an individual to provide service in exchange for such award.  For the six months ended June 30, 2012 and 2011, we recorded stock-based compensation expense of $85,860 and $74,816, respectively. For the three months ended June 30, 2012 and 2011, we recorded stock-based compensation expense of $55,631 and $31,302, respectively.

We only recognize tax benefits for options that ordinarily will result in a tax deduction when the grant is exercised (non-qualified options).  For the six months ended June 30, 2011, we recognized a $15,097 tax benefit associated with the portion of the expense that was related to the issuance of non-qualified options.  There were no non-qualified options included in the expense calculation for the three months ended June 30, 2011 and the three and six months ended June 30, 2012.

We have two equity incentive plans under which we may issue stock options and restricted stock, the 2010 Equity Incentive Plan, approved at the 2010 Annual Meeting of stockholders and the 2004 Equity Incentive Plan.  Our Compensation Committee administers the equity incentive plans.  As the plans outline, the Compensation Committee approves stock option and restricted stock grants to directors and employees, determines the number of shares, the type of award, the option or share price, the term (not to exceed 10 years from the date of issuance), the restrictions, and the vesting period of options and restricted stock issued.  The Compensation Committee has approved and we have granted options vesting immediately as well as over periods of two, three and five years and restricted stock awards that vest over periods of twelve months to three years.  We recognize the compensation expense associated with these grants over their respective vesting periods.  At June 30, 2012, there was $238,518 of total unrecognized compensation cost related to non-vested stock options and restricted stock awards that we expect to realize over the next 2.50 years.  As of June 30, 2012, there were 161,177 shares remaining available for future issuance under the equity incentive plans.  Directors and officers did not exercise any options during the six month period ended June 30, 2012 or 2011.

A summary of the stock option activity during the six month periods follows:

	June 30,
	2012			2011
		Weighted		Weighted
	Number	average	Number	average
	of shares	exercise price	of shares	exercise price

Outstanding, beginning of period	325,331	$8.65	310,151	$8.60
Options granted	79,627	8.00	23,280	7.82
Options forfeited	(2,000)	8.00	-	-
Outstanding, end of period	402,958	$8.52	333,431	$8.54

6.	STOCK BASED COMPENSATION (Continued)

Information related to options as of June 30, 2012 follows:

	Outstanding options			Exercisable options
Exercise price	Number of shares at June 30, 2012	Weighted average remaining term	Weighted average exercise price	Number of shares at June 30, 2012	Weighted average exercise price
$4.94-$7.64	95,131	6.18	$6.36	95,131	$6.36
$7.65-$8.65	138,207	8.30	7.90	54,986	7.77
$8.66-$10.00	46,620	2.14	9.74	46,620	9.74
$10.01-$11.31	123,000	3.81	10.43	123,000	10.43
	402,958	5.71	$8.52	319,737	$8.66

Intrinsic value of outstanding options where the market value exceeds the exercise price.		$725,753

Intrinsic value of exercisable options where the market value exceeds the exercise price		$535,834

During the six months ended June 30, 2012 and 2011, we granted 10,947 and 8,786 restricted common stock awards, respectively.  During the period ended June 30, 2012, there were 189 restricted shares that had previously vested and 520 non-vested restricted shares that were forfeited.  The following table provides a summary of the restricted stock awards during the six month periods and their vesting schedule.

	June 30,		June 30,
	2012		2011
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
		grant date		grant date
		fair value		fair value
Nonvested, beginning of period	15,691	$7.41	17,641	$7.13
Restricted stock granted	10,947	8.00	8,786	7.82
Restricted stock vested	(6,788)	7.34	(8,279)	7.13
Restricted stock forfeited	(520)	8.00	-	-
Nonvested, end of period	19,330	$7.75	18,148	$7.46

Total fair value of shares vested	$49,853		$59,029

Intrinsic value of outstanding restricted stock awards where the market value exceeds the exercise price		$112,426		$152,080
Intrinsic value of vested restricted stock awards where the market value exceeds the exercise price		$69,713		$69,378

6.           STOCK-BASED COMPENSATION (Continued)

The following table outlines the vesting schedule of the unvested restricted stock awards.

Vesting Schedule
of
Unvested Restricted Stock Awards
June 30, 2012

Grant Date	Vesting Date	# of Restricted Shares
1/28/2010	1/28/2013	4,682
1/27/2011	1/27/2013	2,110
1/27/2011	1/27/2014	2,111
3/5/2012	12/31/2012	3,120
3/5/2012	1/26/2013	2,435
3/5/2012	1/26/2014	2,436
3/5/2012	1/26/2015	2,436
Total Issued		19,330

7.           RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLANS

Eligible employees, including those who joined us as part of the MB&T acquisition, participate in a profit sharing plan that qualifies under Section 401(k) of the Internal Revenue Code.  The plan allows for elective employee deferrals and the Bank makes matching contributions of up to 4% of eligible employee compensation. Our contributions to the plan included in salaries and benefits expense, for the three months ended June 30, 2012 and 2011 were $76,543 and $93,342, respectively. The Bank’s contributions to the plan for the six months ended June 30, 2012 and 2011 were $147,417 and $134,931, respectively.

The Bank also offers Supplemental Executive Retirement Plans (SERPs) to its executive officers providing for retirement income benefits. MB&T also offered SERPs to selected officers and we have assumed that liability at acquisition and all subsequent expenses.  We accrue the present value of the SERPs over the remaining number of years to the executives’ retirement dates.  Old Line Bank’s expenses for the SERPs for the six month periods ended June 30, 2012 and 2011 were $233,091 and $92,740, respectively. The SERP expense for the three month periods ended June 30, 2012 and 2011 were $116,545 and $54,135, respectively.  The SERPs are non-qualified defined benefit pension plans that we have not funded.

MB&T had an employee benefit plan entitled the Maryland Bankcorp, N.A. KSOP (KSOP).  The KSOP included a profit sharing plan that qualified under section 401(k) of the Internal Revenue Code and an employee stock ownership plan.  We have discontinued any future contributions to the employee stock ownership plan.  At June 30, 2012, the employee stock ownership plan owned 181,508 shares of Bancshares’ stock, had $10,000 invested in Old Line Bank Certificates of Deposit, and $11,416 in Old Line Bank accounts.  We have transferred the MB&T 401(k) assets into the Old Line 401(k) plan discussed above.

MB&T had an employee pension plan that was frozen on June 9, 2003 and no additional benefits accrued subsequent to that date. We have notified all plan participants that we have terminated this plan effective August 1, 2011. We have liquidated the securities the plan held, deposited the proceeds into interest bearing certificates of deposit and a money market account and expect to distribute the remaining balance prior to December 31, 2012.  As of June 30, 2012 and December 31, 2011, expected future benefit payments to be paid in 2012 are $2.1 million. We are unable to predict any income or loss that may occur as a result of the termination.  At this time, we do not expect to incur any significant expenses with the termination of this plan. We did not recognize any net periodic pension expense during the three or six months ended June 30, 2012. We also did not make any contributions to the pension plan during the periods.

8.           FAIR VALUE MEASUREMENTS

On January 1, 2008, we adopted FASB ASC Topic 820 Fair Value Measurements and Disclosures which defines fair value as the price that participants would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

We value investment securities classified as available for sale at fair value.

The fair value hierarchy established in FASB ASC Topic 820 defines three input levels for fair value measurement.  Level 1 is based on quoted market prices in active markets for identical assets.  Level 2 is based on significant observable inputs other than those in Level 1.  Level 3 is based on significant unobservable inputs.

We value investment securities classified as available for sale and Sallie Mae (SLMA) equity securities (included in equity securities) at fair value on a recurring basis.  We value treasury securities and SLMA equity securities under Level 1, and collateralized mortgage obligations, agency securities, government sponsored entity securities, and some agency securities under Level 2.  At June 30, 2012 and December 31, 2011, we established values for available for sale investment securities as follows (000’s);

	June 30, 2012	December 31, 2011
Investment securities available for sale:
Level 1 inputs	$1,254	$24,450
Level 2 inputs	167,249	137,335
Level 3 inputs	-	-
Investment securities available for sale	$168,503	$161,785

SLMA stock:
Level 1 inputs	$247	$262
SLMA stock	$247	$262

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management believes our methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.  Furthermore, we have not comprehensively revalued the fair value amounts since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the above presented amounts.

We also measure certain non-financial assets such as other real estate owned and repossessed or foreclosed property at fair value on a non-recurring basis. Generally, we estimate the fair value of these items using Level 2 inputs based on observable market data or Level 3 inputs based on discounting criteria.  As of June 30, 2012 and December 31, 2011, we estimated the fair value of foreclosed assets using Level 2 inputs to be $3,490,730 and $4,004,609, respectively.  We determined these Level 2 inputs based on appraisal evaluations, offers to purchase and/or appraisals that we obtained from an outside third party during the

8.           FAIR VALUE MEASUREMENTS (Continued)

preceding twelve months.  As a result of the acquisition of Maryland Bankcorp, we have segmented the other real estate owned into two components, real estate obtained as a result of loans originated by Old Line Bank (legacy) and other real estate acquired from MB&T or obtained as a result of loans originated by MB&T (acquired).

The following outlines the transactions in other real estate owned:
Other Real Estate Owned

Six months ended June 30, 2012	Legacy	Acquired	Total
Beginning balance	$1,871,832	$2,132,777	$4,004,609
Transferred in	-	191,921	191,921
Investment in improvements	-	15,525	15,525
Write down in value	(220,000)	(61,000)	(281,000)
Sales/deposits on sales	(604)	(439,721)	(440,325)
Total end of period	$1,651,228	$1,839,502	$3,490,730

We use the following methodologies for estimating fair values of financial instruments that we do not measure on a recurring basis.  The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.

Investment Securities-We base the fair values of investment securities upon quoted market prices or dealer quotes.

Loans-We estimate the fair value of loans by discounting future cash flows using current rates for which we would make similar loans to borrowers with similar credit histories.  We then adjust this calculated amount for any credit impairment.

Interest bearing deposits-The fair value of demand deposits and savings accounts is the amount payable on demand.  We estimate the fair value of fixed maturity certificates of deposit using the rates currently offered for deposits of similar remaining maturities.

Long and short term borrowings-The fair value of long and short term fixed rate borrowings is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

Loan Commitments, Standby and Commercial Letters of Credit-Lending commitments have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates.  Therefore, the fair value of these items is insignificant and we have not included these in the following table.

8.           FAIR VALUE MEASUREMENTS (Continued)

	June 30, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets:
Level 1 inputs:
Investment securities	$1,253,750	$1,253,750	$24,450,070	$24,450,070
Level 2 inputs:
Investment securities	167,249,033	167,249,033	137,334,765	137,334,765
Level 3 inputs:
Loans, net	573,146,131	580,096,070	539,297,666	547,218,763

Financial liabilities
Level 3 inputs:
Interest bearing deposits	$532,956,475	$533,868,583	$520,629,456	$522,248,781
Short term borrowings	41,955,385	42,092,854	38,672,657	38,967,244
Long term borrowings	6,239,129	6,460,903	6,284,479	6,452,391

Under ASC Topic 825, entities may choose to measure eligible financial instruments at fair value at specified election dates.  The fair value measurement option (i) may be applied instrument by instrument, with certain exceptions (ii) is generally irrevocable and (iii) is applied only to entire instruments and not to portions of instruments.  We must report in earnings unrealized gains and losses on items for which we have elected the fair value measurement option at each subsequent reporting date.  We measure certain financial assets and financial liabilities at fair value on a non-recurring basis.  These assets and liabilities are subject to fair value adjustments in certain circumstances such as when there is evidence of impairment.  We did not have any financial assets or liabilities measured at fair value on a non-recurring basis during the six months ended June 30, 2012 or year ended December 31, 2011.

9.           ACCOUNTING STANDARDS UPDATES

ASU No. 2011-02 “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” amends FASB ASC 310-40 “Troubled Debt Restructurings by Creditors”.  The amendments specify that in evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following conditions exist:  the restructuring constitutes a concession and the debtor is experiencing financial difficulties.  The amendments clarify the guidance on these points and give examples of both conditions.  This update became effective for interim or annual reporting periods beginning on or after June 15, 2011.  We have included the required disclosures in Note 5.

ASU No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements amends FASB ASC 860-10, “Transfers and Servicing-Overall”.  The amendments remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion.  This update became effective for interim and annual reporting periods beginning on or after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” amends FASB ASC 820 “Fair Value Measurement”.  The amendments will improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRS”).  Among the many areas affected by this update are the concept of highest and best use, the fair value of an instrument included in stockholder’s equity and disclosures about fair value measurement, particularly disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy.  This update became effective for the interim and annual reporting periods beginning after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

ASU No. 2011-05 “Presentation of Comprehensive Income” amends FASB ASC 220 “Comprehensive Income”.  The amendments in this update eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity.  An entity will have the option to present the total comprehensive income as part of the statement of changes in stockholders’ equity.  An entity will have the option to present the total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  An entity will be required to present the face of financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income.  This update becomes effective for interim and annual reporting periods beginning after December 15, 2011.  Included in our consolidated financial statements is a separate statement that outlines the components of comprehensive income.

ASU No. 2011-08 “Intangibles-Goodwill and Other Testing Goodwill for Impairment” amends Topic 350 “Intangibles-Goodwill and Other” to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test by calculating the fair value of the reporting unit comparing the fair value with the carrying amount of the reporting unit.  This amendment is effective for annual and interim impairment tests beginning after December 15, 2011 and did not have a material impact on our consolidated financial statements or results of operations.

ASU 2011-11 “Balance Sheet-Disclosures about Offering Assets and Liabilities” amends Topic 210 “Balance Sheet” to require an entity to disclose both gross and net information about financial instruments such as sales and repurchase agreements and reverse sale and repurchase agreement and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement.  ASU 2011-11 is

9.           ACCOUNTING STANDARDS UPDATES (Continued)

effective for annual and interim periods beginning on January 1, 2013, and we do not expect that it will have a material impact on our consolidated financial statements or results of operations.

ASU 2011-12 “Comprehensive Income-Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05” defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to re-deliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of the reclassification out of accumulated other comprehensive income.  ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05.  All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12.  ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and it did not have a material impact on our consolidated financial statements or results of operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Old Line Bancshares, Inc.
Bowie, Maryland

We have audited the accompanying consolidated balance sheets of Old Line Bancshares, Inc. and Subsidiaries as of December 31, 2011, 2010, and 2009, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Line Bancshares, Inc. and Subsidiaries as of December 31, 2011, 2010, and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Baltimore, Maryland
March 23, 2012

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990  FAX 410-583-7061
Website:  www.Rowles.com

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Balance Sheets

December 31,	2011	2010	2009
Assets
Cash and due from banks	$43,434,375	$14,325,266	$7,402,137
Interest bearing accounts	119,235	109,170	3,953,312
Federal funds sold	83,114	180,536	81,138
Total cash and cash equivalents	43,636,724	14,614,972	11,436,587
Time deposits in other banks	-	297,000	15,031,102
Investment securities available for sale	161,784,835	33,049,795	28,012,948
Investment securities held to maturity	-	21,736,469	5,806,507
Loans, less allowance for loan losses	539,297,666	299,606,430	265,008,669
Equity securities at cost	3,946,042	2,562,750	2,957,650
Premises and equipment	23,215,429	16,867,561	17,326,099
Accrued interest receivable	2,448,542	1,252,970	1,055,249
Prepaid income taxes	-	189,523	-
Deferred income taxes	7,244,029	265,551	178,574
Bank owned life insurance	16,416,566	8,703,175	8,422,879
Prepaid Pension	1,030,551	-	-
Other real estate owned	4,004,609	1,153,039	-
Goodwill	633,790	-	-
Core deposit intangible	4,418,892	-	-
Other assets	2,964,626	1,610,715	1,982,262
Total assets	$811,042,301	$401,909,950	$357,218,526

Liabilities and Stockholders' Equity
Deposits
Non-interest bearing	$170,138,329	$67,494,744	$40,883,419
Interest bearing	520,629,456	273,032,442	245,464,373
Total deposits	690,767,785	340,527,186	286,347,792
Short term borrowings	38,672,657	5,669,332	16,149,939
Long term borrowings	6,284,479	16,371,947	16,454,067
Accrued interest payable	397,211	434,656	517,889
Income taxes payable	475,687	-	175,543
Accrued pension	4,342,664	-	-
Other liabilities	1,605,180	1,248,079	941,165
Total liabilities	742,545,663	364,251,200	320,586,395

Stockholders' equity
Common stock, par value $0.01 per share; authorized 15,000,000 shares; issued and outstanding 6,817,694 in 2011, 3,891,705 in 2010 and 3,862,364 in 2009	68,177	38,917	38,624
Additional paid-in capital	53,489,075	29,206,617	29,034,954
Retained earnings	12,093,742	7,535,268	6,498,446
Accumulated other comprehensive income	2,388,972	272,956	368,880
Total Old Line Bancshares, Inc. stockholders' equity	68,039,966	37,053,758	35,940,904
Non-controlling interest	456,672	604,992	691,227
Total stockholders' equity	68,496,638	37,658,750	36,632,131
Total liabilities and stockholders' equity	$811,042,301	$401,909,950	$357,218,526

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Income

Years Ended December 31,	2011	2010	2009

Interest revenue
Loans, including fees	$28,432,701	$16,599,612	$15,304,608
U.S. Treasury securities	7,251	-	7,230
U.S. government agency securities	332,248	163,787	296,560
Mortgage backed securities	2,635,172	1,399,979	1,059,386
Municipal securities	745,369	79,758	84,797
Federal funds sold	6,087	7,255	1,148
Other	161,685	258,440	342,127
Total interest revenue	32,320,513	18,508,831	17,095,856
Interest expense
Deposits	4,389,694	3,920,338	4,553,099
Borrowed funds	829,477	1,022,425	1,026,755
Total interest expense	5,219,171	4,942,763	5,579,854
Net interest income	27,101,342	13,566,068	11,516,002
Provision for loan losses	1,800,000	1,082,000	900,000
Net interest income after provision for loan losses	25,301,342	12,484,068	10,616,002
Non-interest revenue
Service charges on deposit accounts	1,208,466	306,548	307,012
Gains on sales or calls of investment securities	140,149	-	158,551
Other than temporary impairment on equity securities	(123,039)	-	-
Earnings on bank owned life insurance	701,509	336,834	376,165
Gains on sales of other real estate owned	248,005	192,724	-
Other fees and commissions	566,187	515,896	978,039
Total non-interest revenue	2,741,277	1,352,002	1,819,767
Non-interest expense
Salaries	7,755,401	4,681,679	4,037,027
Employee benefits	2,269,190	1,284,993	1,012,014
Occupancy	2,521,960	1,296,088	1,085,768
Equipment	609,597	416,094	354,531
Data processing	816,815	452,675	340,870
FDIC insurance and State of Maryland assessments	613,881	527,807	561,850
Merger and integration	574,321	574,369	-
Core deposit premium	584,024	-	-
Other operating	5,139,154	2,175,800	1,864,821
Total non-interest expense	20,884,343	11,409,505	9,256,881
Income before income taxes	7,158,276	2,426,565	3,178,888
Income taxes	1,926,624	996,750	1,055,522
Net income	5,231,652	1,429,815	2,123,366
Less: Net income (loss) attributable to the non-controlling interest	(148,319)	(72,849)	87,216
Net income attributable to Old Line Bancshares, Inc.	5,379,971	1,502,664	2,036,150
Preferred stock dividend and discount accretion	-	-	485,993
Net income available to common stockholders	$5,379,971	$1,502,664	$1,550,157

Basic earnings per common share	$0.86	$0.39	$0.40
Diluted earnings per common share	$0.86	$0.38	$0.40
Dividend per common share	$0.13	$0.12	$0.12

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Comprehensive Income

Years Ended December 31,	2011	2010	2009

Net income available to common stockholders	$5,379,971	$1,502,664	$1,550,157

Gross unrealized gain (loss)	3,531,262	(158,407)	(39,189)
Income tax (benefit)	1,392,906	(62,483)	(15,458)
Net unrealized gain (loss) on securities available for sale	2,138,356	(95,924)	(23,731)
Net gain (loss) on pension plan assets	(22,340)	-	-
Comprehensive net income available to common stockholders	$7,495,987	$1,406,740	$1,526,426

Comprehensive earnings per share	$1.20	$0.36	$0.40
Diluted earnings per share	$1.20	$0.36	$0.39

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
		Common stock		Additional paid-in	Retained	Accumulated other comprehensive	Non-controlling
	Preferred stock & Warrants	Shares	Par value	capital	earnings	income	interest

Balance, December 31, 2008	7,005,025	3,862,364	$38,624	$28,838,810	$5,411,772	$392,611	$604,011
Net income attributable to Old Line Bancshares, Inc.	-	-	-	-	2,036,150	-	-
Unrealized loss on securities available for sale, net of income tax benefit of $15,458	-	-	-	-	-	(23,731)	-
Net income attributable to non-controlling interest	-	-	-	-	-	-	87,216
Stock based compensation awards	-	-	-	119,711	-	-	-
Common stock cash dividend $0.12 per share	-	-	-	-	(463,483)	-	-
Repayment of preferred stock and warrant	(7,301,433)	-	-	76,433	-	-	-
Preferred stock dividend and accretion	296,408	-	-	-	(485,993)	-	-
Balance, December 31, 2009	-	3,862,364	38,624	29,034,954	6,498,446	368,880	691,227
Net income attributable to Old Line Bancshares, Inc.	-	-	-	-	1,502,664	-	-
Unrealized loss on securities available for sale, net of income tax benefit of $62,443	-	-	-	-	-	(95,924)	-
Net income attributable to non-controlling interest	-	-	-	-	-	-	(72,849)
Distribution to minority member(s)	-	-	-	-	-	-	(13,386)
Stock based compensation awards	-	-	-	118,127	-	-	-
Common stock cash dividend $0.12 per share	-	-	-	-	(465,842)	-	-
Stock options exercised including tax benefit of $13,630	-	11,700	117	53,712	-	-	-
Restricted stock issued	-	17,641	176	(176)	-	-	-
Balance, December 31, 2010	-	3,891,705	38,917	29,206,617	7,535,268	272,956	604,992
Net income attributable to Old Line Bancshares, Inc.	-	-	-	-	5,379,971		-
Acquisition Maryland Bankcorp, Inc.	-	2,132,231	21,322	17,784,103	-	-	-
Unrealized gain on securities available for sale, net of income tax benefit of $1,392,906	-	-	-	-	-	2,138,356	-
Net loss, defined benefit pension plan	-	-	-	-	-	(22,340)	-
Net income attributable to non-controlling interest	-	-	-	-	-	-	(148,320)
Stock based compensation awards	-	-	-	132,661	-	-	-
Private placement-common stock	-	776,872	7,769	6,325,075	-	-	-
Common stock cash dividend $0.13 per share	-	-	-	-	(821,497)	-	-
Stock options exercised including tax benefit of $5,238	-	8,100	81	40,707	-	-	-
Restricted stock issued	-	8,786	88	(88)	-	-	-
Balance, December 31, 2011	-	6,817,694	$68,177	$53,489,075	$12,093,742	$2,388,972	$456,672

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,	2011	2010	2009
Cash flows from operating activities
Interest received	$32,808,300	$18,626,720	$17,125,737
Fees and commissions received	2,144,083	878,982	1,339,179
Interest paid	(5,317,398)	(5,025,996)	(5,687,411)
Cash paid to suppliers and employees	(17,822,081)	(9,805,184)	(12,328,485)
Income taxes paid	(227,269)	(1,386,310)	(1,073,097)
	11,585,635	3,288,212	(624,077)
Cash flows from investing activities
Cash and cash equivalents of acquired bank	41,967,182	-	-
Net change in time deposits in other banks	297,000	14,734,102	(1,764,102)
Purchase of investment securities
Held to maturity	-	(20,316,548)	-
Available for sale	(75,476,075)	(16,277,804)	(12,868,441)
Proceeds from disposal of investment securities
Held to maturity at maturity or call	-	4,561,229	2,203,921
Held to maturity sold	514,079	-	-
Available for sale at maturity or call	32,115,702	10,575,564	10,197,347
Available for sale sold	10,133,054	-	4,243,654
Loans made, net of principal collected	(50,566,900)	(37,039,236)	(34,755,829)
Proceeds from sale of other real estate owned	434,141	415,893	-
Investment in improvements other real estate owned	(88,965)	-	-
Redemption (purchase) of equity securities	314,931	394,900	(831,100)
Purchase of premises, equipment and software	(2,994,210)	(349,195)	(5,642,201)
	(43,350,061)	(43,301,095)	(39,216,751)
Cash flows from financing activities
Net increase (decrease) in
Time deposits	(5,627,926)	(1,930,127)	40,266,481
Other deposits	58,362,525	56,109,521	14,650,671
Short term borrowings	13,609,325	(10,480,607)	(1,623,995)
Long term borrowings	(10,087,468)	(82,120)	(5,077,066)
Acquisition cash consideration	(1,022,413)	-	-
Proceeds from stock options exercised, including tax benefit	40,788	53,829	-
Private placement-common stock	6,332,844	-	-
Repurchase of preferred stock & warrants	-	-	(7,225,000)
Cash dividends paid-preferred stock	-	-	(213,888)
Cash dividends paid-common stock	(821,497)	(465,842)	(463,483)
Distrbutions to minority members	-	(13,386)	-
	60,786,178	43,191,268	40,313,720
Net increase (decrease) in cash and cash equivalents	29,021,752	3,178,385	472,892

Cash and cash equivalents at beginning of year	14,614,972	11,436,587	10,963,695
Cash and cash equivalents at end of year	$43,636,724	$14,614,972	$11,436,587

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

Years Ended December 31,	2011	2010	2009

Reconciliation of net income to net cash
provided (used) by operating activities
Net income	$5,231,652	$1,429,815	$2,123,366
Adjustments to reconcile net income to net
cash provided (used) by operating activities
Depreciation and amortization	1,098,268	807,733	699,345
Provision for loan losses	1,800,000	1,082,000	900,000
Amortization of intangible	584,024	-	-
Gain on sale of other real estate owned	(248,005)	(192,724)	-
Loss on sale of equipment	5,214	-	4,803
(Gain) loss on sale of securities	(140,149)	-	(158,551)
Amortization of premiums and discounts	820,085	332,343	92,791
Other than temporary impairment on equity securities	123,039	-	-
Deferred income taxes	(196,884)	(24,494)	(228,766)
Stock based compensation awards	132,661	118,127	119,711
Increase (decrease) in
Accrued interest payable	(98,227)	(83,233)	(107,557)
Income taxes payable	475,687	(175,543)	175,543
Deferred loan fees net of costs	(265,714)	(16,733)	(99,222)
Other liabilities	(1,263,811)	306,914	(3,047,499)
Decrease (increase) in
Accrued interest receivable	(66,584)	(197,721)	36,311
Bank owned life insurance	(209,040)	(280,296)	(326,840)
Prepaid income taxes	1,420,552	(189,523)	35,649
Prepaid pension	339,226	-	-
Other assets	2,043,641	371,547	(843,161)
	$11,585,635	$3,288,212	$(624,077)

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

Years ended December 31,	2011	2010	2009

Supplemental Disclosure:
Loans transferred to other real estate owned	$1,114,290	$1,376,208	$-

Fair value of assets and liabilities from acquisition:
Cash	$41,967,182	$-	$-
Investments	71,434,005	-	-
Loans	190,826,040	-	-
Restricted stock	1,575,184	-	-
Premises and equipment	4,457,086	-	-
Accrued interest	1,128,988	-	-
Prepaid assets	1,231,029	-	-
Deferred tax	8,174,501	-	-
Bank owned life insurance	7,504,351	-
Prepaid pension costs	1,244,803	-	-
Other real estate owned	1,834,451	-	-
Core deposit intangible	5,002,917	-	-
Other assets	3,397,552	-	-
Deposits	(297,506,000)	-	-
Short term borrowings	(19,394,000)	-	-
Accrued interest payable	(60,782)	-	-
Accrued pension acquired	(3,330,390)	-	-
Other liabilities	(2,293,960)	-	-
Purchase price in excess of net assets acquired	633,790	-	-
Total	$17,826,747	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Old Line Bancshares, Inc. & Subsidiaries
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Organization and Description of Business-Old Line Bancshares, Inc. (Bancshares) is the holding company for Old Line Bank (Bank).  We provide a full range of banking services to customers located in Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s counties in Maryland and surrounding areas.

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Bancshares, its wholly owned subsidiary, Old Line Bank, and its majority owned membership interest in Pointer Ridge. We have eliminated all significant intercompany transactions and balances.

We report the non-controlling interests in Pointer Ridge separately in the consolidated balance sheets.  We report the income of Pointer Ridge attributable to Bancshares from the date of our acquisition of majority interest on the consolidated statements of income.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and cash equivalents-For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.  Generally, we purchase and sell federal funds for one day periods.

Time deposits in other banks-We record time deposits in other banks at cost.  All time deposits in other banks mature within one year.

Investment securities-As we purchase securities, management determines if we should classify the securities as held to maturity, available for sale or trading.  We record the securities which management has the intent and ability to hold to maturity at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity.  We classify securities which we may sell before maturity as available for sale and carry these securities at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis.  Management has not identified any investment securities as trading.

We record gains and losses on the sale of securities on the trade date and determine these gains or losses using the specific identification method.  We amortize premiums and accrete discounts using the interest method.

Stock based compensation awards-We account for individual stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock based compensation expense at the date of grant.  For the years ended December 31, 2011, 2010 and 2009, we recorded stock based compensation expense of $132,661, $118,127 and $119,711, respectively.

1.           Summary of Significant Accounting Policies (Continued)

We may only recognize tax benefits for options that ordinarily will result in a tax deduction when the grant is exercised (non-qualified options).  For the years ended December 31, 2010 and 2009 we recognized a tax benefit associated with the portion of the expense that was related to the issuance of non-qualified options of $10,124 and $8,298, respectively.  There were no non-qualified options included in the expense calculation for the year ended December 31, 2011.

Premises and equipment-We record premises and equipment at cost less accumulated depreciation.  Generally we compute depreciation using the straight line method over the estimated useful life of the assets.

Other real estate owned-We record real estate acquired through foreclosure at the lower of cost or fair market value on the date acquired.  We charge losses incurred at the time of acquisition of the property to the allowance for loan losses.  We include subsequent reductions in the estimated value of the property in non-interest expense.

Advertising-We expense advertising costs over the life of ad campaigns.  We expense general purpose advertising as we incur it.

Loans and allowance for loan losses-We report loans at face value plus deferred origination costs, less deferred origination fees and the allowance for loan losses.  We accrue interest on loans based on the principal amounts outstanding.  We amortize origination fees and costs to income over the terms of the loans using an approximate interest method.

We discontinue the accrual of interest when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full.  Based on current information, we consider loans impaired when management determines that it is unlikely that the borrower will make principal and interest payments according to contractual terms.   Generally, we do not review loans for impairment until we have discontinued the accrual of interest.  We consider several factors in determining impairment including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Generally, we do not classify loans that experience insignificant payment delays and payment shortfalls as impaired.  Management determines the significance of payment delays and payment shortfalls on a case by case basis.  We consider all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  We measure impairment on a loan by loan basis for commercial and real estate loans by determining either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.  If it is doubtful that we will collect principal, we apply all payments to principal.

We collectively evaluate large groups of smaller balance homogeneous loans for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment unless such loans are the subject of a restructuring agreement or the borrower has filed bankruptcy.

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible.  Management bases its judgment in determining the adequacy of the allowance on evaluations of the collectibility of loans.  Management takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem areas.  If the current economy or real estate market continues to suffer a severe downturn, we may need to increase the estimate for uncollectible accounts.  We charge off loans which we deem uncollectible and deduct them from the allowance.  We add recoveries on loans previously charged off to the allowance.

1.             Summary of Significant Accounting Policies (Continued)

Income taxes-The provision for income taxes includes taxes payable for the current year and deferred income taxes. We determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse.  If needed, we use a valuation allowance to reduce the deferred tax assets to the amount we expect to realize.  We allocate tax expense and tax benefits to Bancshares and its subsidiaries based on their proportional share of taxable income.

Earnings per share-We determine basic earnings per common share by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding giving retroactive effect to stock dividends.

We calculate diluted earnings per common share by including the average dilutive common stock equivalents outstanding during the period.  Dilutive common equivalent shares consist of stock options and warrants, calculated using the treasury stock method.

December 31,	2011	2010	2009

Weighted average number of shares	6,223,057	3,880,060	3,862,364
Dilutive average number of shares	30,841	23,517	7,102

Comprehensive income-Comprehensive income includes net income attributable to Bancshares and the unrealized gain (loss) on investment securities available for sale net of related income taxes and unrealized gain (loss) on the pension plan.

Reclassifications-We have made certain reclassifications to the 2010 and 2009 financial presentation to conform to the 2011 presentation.

Subsequent Events-We evaluated subsequent events after December 31, 2011 through March 23, 2012, the date this report was available to be issued.  As outlined in Note 6. Loans, in February 2012, we sold at foreclosure the property that secured the promissory note on a non-accrual loan in the amount of $1,169,337.  We anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses.

2.	Acquisition of Maryland Bankcorp, Inc.

On April 1, 2011, Bancshares acquired Maryland Bankcorp, Inc. (Maryland Bankcorp) the parent company of Maryland Bank & Trust Company, N.A. (MB&T). We converted each share of common stock of Maryland Bankcorp into the right to receive, at the holder’s election, $29.11 in cash or 3.4826 shares of Bancshares’ common stock.  We paid cash for any fractional shares of Bancshares’ common stock and an aggregate cash consideration of $1.0 million.  The total merger consideration was $18.8 million.

In connection with the acquisition, MB&T was merged with and into Old Line Bank, with Old Line Bank the surviving bank.

2.	Acquisition of Maryland Bankcorp, Inc. (Continued)

As required by the acquisition method of accounting, we have adjusted the acquired assets and liabilities of Maryland Bankcorp to their estimated fair value on the date of acquisition and added them to those of Bancshares.  Based on management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which we have based on estimates and assumptions that are subject to change, we have allocated the purchase price for Maryland Bankcorp as follows:

April 1, 2011	(000's)
Cash and cash equivalents	$41,967
Investment securities	71,434
Loans	190,826
Restricted equity securities	1,575
Premises and equipment	4,457
Accrued interest receivable	1,129
Prepaid taxes	1,231
Deferred income taxes	8,175
Bank owned life insurance	7,504
Prepaid pension costs	1,245
Other real estate owned	1,834
Other assets	3,398
Deposits	(297,506)
Short term borrowings	(19,394)
Deferred compensation	(3,330)
Accrued expenses & liabilities	(2,355)
Net tangible assets acquired	12,190
Definite lived intangible assets acquired	5,003
Goodwill(1)	634
Net intangible assets acquired	5,637
Cash consideration	1,000
Total purchase price	$18,827

(1) Within the measurement period, goodwill was increased $492,070 due to final measurement of liabilities associated with the acquisition.

2.	Acquisition of Maryland Bankcorp, Inc. (Continued)

We have not included any provision for loan losses during the period for loans acquired from MB&T.  In accordance with accounting for business combinations, we included the credit losses evident in the loans in the determination of the fair value of loans at the date of acquisition and eliminated the allowance for loan losses maintained by MB&T at acquisition date. The following table presents the fair value adjustments to the loans and other real estate owned:

Fair Value of Acquired Loans & Other Real Estate Owned

Loan & Other Real Estate Owned Fair Value Adjustments	April 1, 2011	Accretion To Income	Other(1)	December 31, 2011
Gross Loans	$208,504,534	$-	$-	$150,290,449
Real estate loans	(16,845,440)	1,725,898	1,082,235	(14,037,307)
Commercial loans	(788,359)	150,497	8,640	(629,222)
Consumer loans	(44,694)	3,624	(2)	(41,072)
Total Fair Value Adjustments Loans	(17,678,493)	1,880,019	1,090,873	(14,707,601)
Fair Value of Acquired Loans	$190,826,041			$135,582,848

Other real estate owned	$5,394,870	$-	$-	$6,177,407
Fair value adjustments other real estate owned	(3,560,419)	344,425	(828,635)	(4,044,629)
Fair value other real estate owned	$1,834,451			$2,132,778

(1)	Transferred, sold or charged off.

Prior to the end of the measurement period, April 1, 2012, if additional information becomes available which indicates the purchase price allocations require adjustments, we will include such adjustments in the purchase price allocation retrospectively.

2.	Acquisition of Maryland Bankcorp, Inc. (Continued)

Core Deposit Intangible

Of the total estimated purchase price, we have allocated an estimate of $12.2 million to net tangible assets acquired and we have allocated $5.0 million to the core deposit intangible which is a definite lived intangible asset. We will amortize the core deposit intangible on an accelerated basis over its estimated useful life of 18 years as follows:

Years ended December 31,	Core Deposit Premium
2011	$584,024
2012	727,422
2013	659,052
2014	590,682
2015	522,312
2016	453,941
2017	385,571
2018	317,201
2019	248,831
2020	177,935
2021	125,459
2022	88,601
2023	52,521
2024	26,794
2025	17,740
2026	13,010
2027	8,279
2028	3,105
2029	447
Total	$5,002,927

We have allocated the remaining purchase price to goodwill. We will evaluate goodwill annually for impairment.  The goodwill will not be deductible for tax purposes.

2.	Acquisition of Maryland Bankcorp, Inc. (Continued)

Pro Forma Results

The following schedule includes consolidated statements of income data for the unaudited pro forma results for the periods ended December 31, 2011, 2010 and 2009 as if the MB&T acquisition had occurred as of the beginning of the periods presented (000’s).

Years Ended December 31,	2011	2010	2009
Net interest income	$27,102	$28,441	$25,246
Other non-interest revenue	2,741	3,940	4,107
Total revenue	29,843	32,381	29,353
Provision expense	1,800	5,021	900
Other non-interest expense	20,812	26,256	23,543
Income before income taxes	7,231	1,104	4,910
Income tax expense	1,945	376	1,714
Net income	5,286	728	3,196
Less: Net income (loss attributable to the non-controlling interest)	(148)	(73)	87
Net income available to Old Line Bancshares, Inc.	5,434	801	3,109
Preferred stock dividend and discount accretion	-	-	486
Net income available to common stockholders	5,434	801	2,623
Basic earnings per share	$0.80	$0.14	$0.46
Diluted earnings per share	$0.79	$0.14	$0.46

We have presented the pro forma financial information for illustrative purposes only and it is not necessarily indicative of the financial results of the combined companies if we had actually completed the acquisition at the beginning of the periods presented, nor does it indicate future results for any other interim or full year period.  Pro forma basic and diluted earnings per common share were calculated using Bancshares’ actual weighted average shares outstanding for the periods presented, plus the incremental shares issued, assuming the acquisition occurred at the beginning of the periods presented.

The following is an outline of the expenses that we have incurred during the years ended December 31, 2010 and 2011 in conjunction with the merger:

Years ended December 31,	2011	2010
Data processing	$64,811	$132,500
Salaries	203,600	96,729
MB&T Director Compensation	87,500	-
Advisory & legal fees	218,410	345,140
	$574,321	$574,369

3.           Cash and Equivalents

The Bank may carry balances with other banks that exceed the federally insured limit. The average balance exceeded the federally insured limit by $11,327,498 in 2011, by $13,403,045 in 2010 and by $11,263,538 in 2009.  The Bank also sells federal funds on an unsecured basis to the same banks.  The average balance sold was $4,511,838, $2,720,879 and $458,457 in 2011, 2010 and 2009, respectively.  Federal banking regulations require banks to carry non-interest bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

4.           Investment Securities

Investment securities are summarized as follows:

	Amortized	Unrealized	Unrealized	Fair
December 31, 2011	cost	gains	losses	value

Available for sale
U.S. treasury	$1,247,889	$8,361	$-	$1,256,250
U.S. government agency	25,998,568	112,040	(19,537)	26,091,071
Municipal securities	33,753,049	1,396,859	(7,915)	35,141,993
Mortgage backed	96,803,309	2,557,430	(65,218)	99,295,521
	$157,802,815	$4,074,690	$(92,670)	$161,784,835
December 31, 2010

Available for sale
U. S. government agency	$3,716,858	$90,881	$(3,942)	$3,803,797
Municipal securities	1,302,630	24,746	(169)	1,327,207
Mortgage backed	27,579,549	519,919	(180,677)	27,918,791
	$32,599,037	$635,546	$(184,788)	$33,049,795
Held to maturity
Municipal securities	$983,783	$11,569	$(39,568)	$955,784
Mortgage backed	20,752,686	290,747	(33,636)	21,009,797
	$21,736,469	$302,316	$(73,204)	$21,965,581
December 31, 2009

Available for sale
U. S. government agency	$7,133,657	$171,946	$(14,928)	$7,290,675
Municipal securities	2,253,107	36,759	(14,294)	2,275,572
Mortgage backed	18,017,019	429,682	-	18,446,701
	$27,403,783	$638,387	$(29,222)	$28,012,948
Held to maturity
Municipal securities	300,779	2,714	-	303,493
Mortgage backed	5,505,728	267,544	-	5,773,272
	$5,806,507	$270,258	$-	$6,076,765

4.           Investment Securities (Continued)

The table below summarizes investment securities with unrealized losses and the length of time the securities have been in an unrealized loss position as of December 31, 2011:

December 31, 2011	Fair value	Unrealized losses
Unrealized losses less than 12 months
U.S. government agency	$7,929,685	$19,537
Municipal securities	492,085	7,915
Mortgage backed	6,802,945	65,218

Total unrealized losses less than 12 months	15,224,715	92,670
Unrealized losses greater than 12 months
U.S. government agency	-	-
Municipal securities	-	-
Mortgage backed	-	-

Total unrealized losses greater than 12 months	-	-

Total unrealized losses
U.S. government agency	7,929,685	19,537
Municipal securities	492,085	7,915
Mortgage backed	6,802,945	65,218

Total unrealized losses	$15,224,715	$92,670

We consider all unrealized losses on securities as of December 31, 2011 to be temporary losses because we will redeem each security at face value at or prior to maturity.  We have the ability and intent to hold these securities until recovery or maturity.  As of December 31, 2011, we do not have the intent to sell any of the securities classified as available for sale and believe that it is more likely than not that we will not have to sell any such securities before a recovery of cost.  In most cases, market interest rate fluctuations cause a temporary impairment in value.  We expect the fair value to recover as the investments approach their maturity date or repricing date or if market yields for these investments decline.  We do not believe that credit quality caused the impairment in any of these securities.  Because we believe these impairments are temporary, we have not realized any loss in our consolidated statement of income.

During the year ended December 31, 2011, we received $17,716,257 in proceeds from sales or calls of investment securities resulting in gross realized gains of $140,149.  We did not sell any investment securities during the year ended December 31, 2010. During 2009, we received $4,243,654 in proceeds from the sale of investment securities and recorded gross realized gains of $158,551 from the sale of available for sale securities.

As a result of the acquisition of Maryland Bankcorp, we determined that it was appropriate to evaluate the investment portfolio to ensure that the acquired securities met our criteria and provided adequate liquidity.  This analysis indicated that it was prudent to reposition the portfolio and as a result we elected to sell a held to maturity security during the second quarter of 2011.  We received total proceeds of $514,079 from this sale.  At the time of sale, the book value of this security was $488,457 and we recorded a gain of $25,622.  As required by accounting guidance, we subsequently reclassified all securities classified as held to maturity to available for sale.

4.           Investment Securities (Continued)

At the time of the transfer to available for sale, the book value of the held to maturity securities was $19,962,205 and the market value was $20,779,758.  Accordingly, we recorded an increase to accumulated other comprehensive of $417,553.

Contractual maturities and pledged securities at December 31, 2011, 2010 and 2009, are shown below.  Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.  We classify mortgage backed securities based on maturity date.  However, the Bank receives payments on a monthly basis.  We have pledged securities to customers who have funds invested in overnight repurchase agreements and deposits.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
December 31, 2011	cost	value	cost	value

Maturing
Within one year	$1,259,229	$1,280,872	$-	$-
Over one to five years	19,052,724	19,138,115	-	-
Over five to ten years	28,684,389	29,502,002	-	-
Over ten years	108,806,473	111,863,846	-	-
	$157,802,815	$161,784,835	$-	$-

Pledged securities	$34,530,023	$35,550,747	$-	$-

December 31, 2010

Maturing
Within one year	$1,009,341	$1,041,750	$-	$-
Over one to five years	1,992,780	2,078,874	302,084	305,385
Over five to ten years	12,034,769	12,202,523	6,784,476	7,005,706
Over ten years	17,562,147	17,726,648	14,649,909	14,654,490
	$32,599,037	$33,049,795	$21,736,469	$21,965,581

Pledged securities	$-	$-	$-	$-

December 31, 2009

Maturing
Within one year	$1,644,598	$1,663,512	$-	$-
Over one to five years	4,440,360	4,621,900	99,927	100,210
Over five to ten years	8,567,790	8,760,477	2,279,892	2,373,515
Over ten years	12,751,035	12,967,059	3,426,688	3,603,040
	$27,403,783	$28,012,948	$5,806,507	$6,076,765

Pledged securities	$-	$-	$-	$-

5.	Credit Commitments

The Bank is party to financial instruments with off balance sheet risk in the normal course of business in order to meet the financing needs of customers.  These financial instruments include commitments to extend credit, available credit lines and standby letters of credit.

December 31,	2011	2010	2009

Commitments to extend credit and available credit lines:

Commercial	$46,966,082	$34,484,923	$21,153,839
Construction	21,397,858	11,512,287	14,573,064
Consumer	13,195,158	7,256,092	9,014,671

	$81,559,098	$53,253,302	$44,741,574

Standby letters of credit	$8,226,104	$7,900,689	$3,882,806

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract.  Loan commitments generally have fixed expiration dates, and may require payment of a fee.  Lines of credit generally have variable interest rates and fixed expiration dates.  Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.  Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment.  Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans.  Management is not aware of any accounting loss it would incur by funding its outstanding commitments.

6.	Loans

Major classifications of loans are as follows:

December 31,	2011	2010	2009

Real estate
Commercial	$273,101,082	$153,526,907	$124,002,072
Construction	51,662,538	24,377,690	30,872,499
Residential	96,723,708	27,081,399	23,350,018
Commercial	107,125,895	83,523,056	74,174,400
Consumer	13,674,025	13,079,878	14,622,153
	542,287,248	301,588,930	267,021,142
Allowance for loan losses	(3,741,271)	(2,468,476)	(2,481,716)
Deferred loan costs, net	751,689	485,976	469,243
	$539,297,666	$299,606,430	$265,008,669

6.	Loans (Continued)

Credit Policies and Administration
We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans.  We have designed our underwriting standards to promote a complete banking relationship rather than a transactional relationship.  In an effort to manage risk, prior to funding, the loan committee consisting of the Executive Officers and seven members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer’s lending authority.  Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial condition of its borrowers and loan concentrations.

In addition to the internal business processes employed in the credit administration area, the Bank retains an outside independent firm to review the loan portfolio.  This firm performs a detailed annual review and an interim update.  We use the results of the firm’s report to validate our internal rating and we review the commentary on specific loans and on our loan administration activities in order to improve our operations.  Many of the loans acquired do not comply with underwriting standards that we maintain.  Accordingly, during our due diligence process, we evaluated these loans using our underwriting standards and discounted the book value of these loans.  This discounted book value was subsequently incorporated into our initial purchase price.

Commercial Real Estate Loans
We finance commercial real estate for our clients, for owner occupied and investment properties.  We will generally finance owner occupied commercial real estate at a maximum loan to value of 85% and investor real estate at a maximum loan to value of 75%.  Our underwriting policies and processes focus on the clients’ ability to repay the loan as well as an assessment of the underlying real estate.  Our underwriting generally includes an analysis of the borrower’s capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market.  We view these loans primarily as cash flow loans and secondarily as loans secured by real estate.  Commercial real estate lending typically involves higher principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.

Commercial real estate lending entails significant risks.  Risks inherent in managing our commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower’s ability to repay.  We attempt to mitigate these risks by carefully underwriting these loans.  We also generally require the personal or corporate guarantee(s) of the owners and/or occupant(s) of the property.  For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements.  In addition, we meet with the borrower and/or perform site visits as required.

Management tracks all loans secured by commercial real estate.  With the exception of loans to the hospitality industry, the properties secured by commercial real estate are diverse in terms of type.  This diversity helps to reduce our exposure to economic events that affect any single market or industry.  As a general rule, we avoid financing single purpose properties unless other underwriting factors are present to help mitigate the risk.  As previously mentioned, we have a concentration in the hospitality industry.  At December 31, 2011, we had approximately $54.0 million of commercial real estate loans outstanding to the hospitality industry.  An individual review of these loans indicates that they generally have a low loan to value, more than acceptable existing or projected cash flow, are to experienced operators and are generally dispersed throughout the region.

Real Estate Construction Loans

This segment of our portfolio consists of funds advanced for construction of single family residences, multi-family housing and commercial buildings.  These loans generally have short durations, meaning

6.	Loans (Continued)

maturities typically of nine months or less.  Residential houses, multi-family dwellings and commercial buildings under construction and the underlying land for which the loan was obtained secure the construction loans.  The vast majority of these loans are concentrated in our primary market area.

Construction lending also entails significant risk.  These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or the project under construction.  An appraisal of the property estimates the value of the project prior to completion of construction.  Thus, it is more difficult to accurately evaluate the total loan funds required to complete a project and related loan to value ratios.  To mitigate the risks, we generally limit loan amounts to 80% or less of appraised values and obtain first lien positions on the property.  We generally only offer real estate construction financing to experienced builders, commercial entities or individuals who have demonstrated the ability to obtain a permanent loan “take-out”.  We also perform a complete analysis of the borrower and the project under construction.  This analysis includes a review of the cost to construct, the borrower’s ability to obtain a permanent “take-out”, the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral.  During construction, we advance funds on these loans on a percentage of completion basis.  We inspect each project as needed prior to advancing funds during the term of the construction loan.

Residential Real Estate Loans
We offer a variety of consumer oriented residential real estate loans including home equity lines of credit, home improvement loans and first or second mortgages on investment properties.  Our residential loan portfolio consists of a diverse client base.  Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk.  Usually, we secure our residential real estate loans with a security interest in the borrower’s primary or secondary residence with a loan to value not exceeding 85%.  Our initial underwriting includes an analysis of the borrower’s debt/income ratio which generally may not exceed 40%, collateral value, length of employment and prior credit history.  We do not originate any subprime residential real estate loans.

Commercial Business Lending
Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, standby letters of credit and unsecured loans.  We originate commercial business loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, and acquisition activities.  We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment.  We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance and time deposits at Old Line Bank.

Commercial business loans generally depend on the success of the business for repayment.  They may also involve high average balances, increased difficulty monitoring and a high risk of default.  To help manage this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower’s principal owners and monitor the financial condition of the business.  For loans in excess of $250,000, monitoring generally includes a review of the borrower’s annual tax returns and updated financial statements.

6.	Loans (Continued)

Consumer Installment Lending
We offer various types of secured and unsecured consumer loans.  We make consumer loans for personal, family or household purposes as a convenience to our customer base.  However, these loans are not a focus of our lending activities.  As a general guideline, a consumer’s total debt service should not exceed 40% of his or her gross income.  The underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.

Consumer loans are risky because they are unsecured or rapidly depreciating assets secure these loans.  Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation.  Consumer loan collections depend on the borrower’s continuing financial stability.  If a borrower suffers personal financial difficulties, the consumer may not repay the loan.  Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans.

Concentrations of Credit
Most of our lending activity occurs within the state of Maryland within the suburban Washington, D.C. market area in Anne Arundel, Calvert, Charles, Prince George’s and St. Mary’s counties.  The majority of our loan portfolio consists of commercial real estate loans and commercial and industrial loans.  As of December 31, 2011, 2010 and 2009, the only industry in which we had a concentration of loans was the hospitality industry, as previously mentioned.

Non-Accrual and Past Due Loans
We consider loans past due if the borrower has not paid the required principal and interest payments when due.  Management generally classifies loans as non-accrual when it does not expect collection of full principal and interest under the original terms of the loan or payment of principal or interest has become 90 days past due.  When we classify a loan as non-accrual, we no longer accrue interest on such loan and we reverse any interest previously accrued but not collected.  We will generally restore a non-accrual loan to accrual status when the borrower brings delinquent principal and interest payments current and we expect to collect future monthly principal and interest payments.  We recognize interest on non-accrual legacy loans only when received.   We originally recorded acquired non-accrual loans at fair value upon acquisition.  We expect to fully collect the carrying value of these loans.  Therefore, as provided for under ASC 310-30, we recognize interest income on acquired non-accrual loans through the accretion of the difference between the carrying value of these loans and expected cash flows.

We consider a loan a troubled debt restructuring when we conclude that both of the following conditions exist:  the restructuring constitutes a concession and the debtor is experiencing financial difficulties.

6.	Loans (Continued)

The table below presents a breakdown of the recorded book balance of non-performing loans and accruing past due loans at December 31, 2011.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Recorded Book Balance
December 31, 2011
	Legacy			Acquired
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued
Real Estate
Commercial		$-	$-	7	$2,288,900	$1,164,630
Construction	1	1,169,337	212,484	2	1,184,146	255,560
Residential		-	-	4	1,019,942	241,093
Commercial	1	77,975	1,735	4	90,039	33,041
Consumer		-	-		-	-
Total non-performing loans	2	$1,247,312	$214,219	17	$4,583,027	$1,694,324

Accruing past due loans:
30-59 days past due
Real estate	1	421,805		3	474,651
Commercial		-			-
Consumer		-		16	22,698
Total 30-59 days past due	1	421,805		19	497,349
60-89 days past due
Real estate	2	311,762		2	338,431
Commercial	1	11,043			-
Consumer		-		1	3,494
Total 60-89 days past due	3	322,805		3	341,925
90 or more days past due
Consumer	1	34,370			-
Total accruing past due loans	5	778,980		22	839,274

Accruing Troubled Debt Restructurings
Real Estate	3	$5,037,879			$-
Consumer	1	142,671		2	154,088
Total Accruing Troubled Debt Restructurings	4	$5,180,550		2	$154,088

6.	Loans (Continued)

The tables below present the contract amount due of the non-accrual loans at December 31, 2011.

Non-Accrual and Past Due Loans and Troubled Debt Restructurings
Contract Amount
December 31, 2011
	Legacy			Acquired
	# of Borrowers	Contract Balance	Interest Not Accrued	# of Borrowers	Contract Balance	Interest Not Accrued
Real Estate
Commercial		$-	$-	7	$6,417,444	$1,164,630
Construction	1	1,616,317	212,484	2	2,815,452	255,560
Residential		-	-	4	2,606,151	241,093
Commercial	1	77,975	1,735	4	327,414	33,041
Consumer		-	-		-	-
Total non-performing loans	2	$1,694,292	$214,219	17	$12,166,461	$1,694,324

6.              Loans (Continued)

The tables below presents a breakdown of the non-performing legacy loans and accruing legacy past due loans at December 31, 2010 and 2009, respectively.

Legacy
Non-Accrual and Past Due Loans

December 31,	2010			2009
	# of Borrowers	Account Balance	Interest Not Accrued	# of Borrowers	Account Balance	Interest Not Accrued
Real Estate
Commercial	2	$2,426,608	$314,804	3	$1,586,499	$190,701
Construction		-	-		-	-
Residential		-	-		-	-
Commercial		-	-		-	-
Consumer	1	284,011	3,728		-	-
Total non-performing loans	3	$2,710,619	$318,532	3	$1,586,499	$190,701

Accruing past due loans:
30-89 days past due		$-		2	$581,018
90 or more days past due		-			-
Total accruing past due loans		$-		2	$581,018

Non-accrual legacy loans

At December 31, 2011, two non-accrual legacy loans totaling $1,247,312 were past due and classified as non-accrual.  The first loan in the amount of $1,169,337 is a residential land acquisition and development loan secured by real estate and described below.  At December 31, 2011, the non-accrued interest on this loan was $212,484, none of which was included in interest income.  The borrower and guarantor on this loan have filed bankruptcy.  During the 1st quarter of 2011, we charged $446,980 to the allowance for loan losses and reduced the balance on this loan from $1,616,317 to $1,169,337.  We have an additional $65,000 of the allowance for loan losses specifically allocated to this loan.  We had identified a potential buyer for this note who had agreed to purchase it at a price slightly lower than the current carrying value.  In October of 2011, the prospective purchaser of the promissory note rescinded his offer.  In February 2012, the property that secures the promissory note was sold at foreclosure for an amount less than our carrying fair value.  We anticipate ratification of the foreclosure will occur during the second quarter of 2012 and that we will receive approximately $966,000 from the sales proceeds and charge approximately $203,000 to the allowance for loan losses.

The second loan is a commercial loan secured by a blanket lien on the borrower’s assets and a second deed of trust on the guarantors’ personal residence.  The borrower has ceased operations and the collateral has no value.  In the first quarter of 2012, we charged the entire balance due to the allowance for loan losses and have filed a judgment against the guarantors.  At December 31, 2011, we had allocated the entire loan balance to the allowance for loan losses.

At December 31, 2010, we had three loans totaling $2,710,619 past due and classified as non-accrual.  The first loan in the amount of $810,291 is the same loan that we previously reported in our December 31, 2009 and December 31, 2008 financial statements.  At December 31, 2010, we had obtained a “lift

6.	Loans (Continued)

stay” on the property and were awaiting ratification of foreclosure.  We received this ratification in January 2011 and transferred this property to other real estate owned.  At December 31, 2010, the non-accrued interest on this loan was $212,937.

The second loan in the amount of $1,616,317 is the residential acquisition and development loan secured by real estate discussed above.  At December 31, 2010, we considered this loan impaired and had allocated $450,000 of the allowance for loan losses to this loan.  At December 31, 2010, the interest not accrued on this loan was $101,867.

The third loan at December 31, 2010 was a luxury boat loan in the amount of $284,011.  The borrower on this loan has also filed bankruptcy.  At December 31, 2010, the interest not accrued on this loan was $3,728.   During the 1st quarter of 2011, we repossessed the boat, charged $47,261 to the allowance for loan losses and recorded the remaining balance of $236,750 as repossessed property in other assets.  During the 4th quarter of 2011, we sold this boat and recorded a loss in other operating expense of $120,741 on the sale.

At December 31, 2009, we had three loans totaling $1,586,499 past due and classified as non-accrual.   The first loan is the same loan that we reported in our December 31, 2008 financial statements.  During 2009, we received $40,384 in payments on this loan and the current balance is $810,291.  In October 2009, the borrower re-entered bankruptcy under Chapter 11 of the United States Bankruptcy Code.  As outlined above, in 2010, we obtained a “lift stay” on the commercial property that secures this loan and proceeded with foreclosure.

Acquired impaired loans

As outlined in Note 2-Acquisition of Maryland Bankcorp, Inc., loans acquired in an acquisition are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses.  In determining the estimated fair value of these loans, we considered a number of factors including the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, net present value of cash flows we expect to receive, among others.  As required, we accounted for these acquired loans in accordance with guidance for certain loans acquired in a transfer, when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments.  The difference between contractually required payments and cash flows we expect to collect is the non-accretable difference.  Subsequent negative differences to the expected cash flows will generally result in an increase in the non-accretable difference which would increase our provision expense and decrease net interest income.  Subsequent collection of payments on these loans will cause an increase in cash flows that will result in a reduction to the non-accretable difference, which would increase interest revenue.  At December 31, 2011, the contract value of the acquired impaired loans (including non-accrual loans) was $31,927,256.  The fair value adjustments applied to these loans was $15,589,151.  The fair value of these loans (recorded book value) was $16,338,106.

Non-accrual acquired loans

At December 31, 2011, we had 22 non-accrual acquired loans to 17 borrowers with a recorded total fair value of $4,583,027 and a total contract amount due of $12,166,461.   The non-accrued interest on these loans at December 31, 2011 was $1,694,324.  As outlined above, at acquisition, we marked these loans to fair value and carry no related allowance for loan losses.

6.	Loans (Continued)

Credit Quality Indicators
We review the adequacy of the allowance for loan losses at least quarterly.  Our review includes evaluation of impaired loans as required by ASC Topic 310-Receivables, and ASC Topic 450 Contingencies.  Also, incorporated in determining the adequacy of the allowance is guidance contained in the SEC’s SAB No. 102, Loan Loss Allowance Methodology and Documentation; the Federal Financial Institutions Examination Council’s Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions, and the Interagency Policy Statement on the Allowance for Loan and Lease Losses provided by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, National Credit Union Administration and Office of Thrift Supervision.

We base the evaluation of the adequacy of the allowance for loan losses upon loan categories.  We categorize loans as installment and other consumer loans (other than boat loans), boat loans, real estate loans and commercial loans.  We further divide commercial and real estate loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts.  We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with collateral separately and assign loss amounts based upon the evaluation.

We determine loss ratios for installment and other consumer loans and real estate loans based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.

With respect to commercial loans, management assigns a risk rating of one through eight as follows:

o
Risk rating 1 (Highest Quality) is normally assigned to investment grade risks, meaning that level of risk is associated with entities having access (or capable of access) to the public capital markets and the loan underwriting in question conforms to the standards of institutional credit providers.  We also include in this category loans with a perfected security interest in U.S. government securities, investment grade government sponsored entities’ bonds, investment grade municipal bonds, insured savings accounts, and insured certificates of deposits drawn on high quality financial institutions.

o
Risk rating 2 (Good Quality) is normally assigned to a loan with a sound primary and secondary source of repayment.  The borrower may have access to alternative sources of financing.  This loan carries a normal level of risk, with minimal loss exposure.  The borrower has the ability to perform according to the terms of the credit facility.   Cash flow coverage is greater than 1.25:1 but may be vulnerable to more rapid deterioration than the higher quality loans.  We may also include loans secured by high quality traded stocks, lower grade municipal bonds and uninsured certificates of deposit.

Characteristics of such credits should include: (a) sound primary and secondary repayment sources; (b) strong debt capacity and coverage; (c) good management in all key positions.  A credit secured by a properly margined portfolio of marketable securities, but with some portfolio concentration, also would qualify for this risk rating.  Additionally, individuals with significant liquidity, low leverage and a defined source of repayment would fall within this risk rating.

6.	Loans (Continued)

o
Risk rating 3 (Acceptable Quality) is normally assigned when the borrower is a reasonable credit risk and demonstrates the ability to repay the debt from normal business operations.  Risk factors may include reliability of margins and cash flows, liquidity, dependence on a single product or industry, cyclical trends, depth of management, or limited access to alternative financing sources.  Historic financial information may indicate erratic performance, but current trends are positive.  Quality of financial information is adequate, but is not as detailed and sophisticated as information found on higher graded loans.  If adverse circumstances arise, they may significantly impact the borrower. We classify many small business loans in this category unless deterioration occurs or we believe the loan requires additional monitoring, such as construction loans, asset based (accounts receivable/inventory) loans, and Small Business Administration (SBA) loans.

o
Risk rating 4  (Pass/Watch)These loans exhibit all the characteristics of a loan graded as a “3” with the exception that there is a greater than normal concern that an external factor may impact the viability of the borrower at some later date; or that the Bank is uncertain because of the lack of financial information available.  We will generally grant this risk rating to credits that require additional monitoring such as construction loans, SBA loans and other loans deemed in need of additional monitoring.

o
Risk ratings 5 (Special Mention) is assigned to risks in need of close monitoring.  These are defined as classified assets.  Loans generally in this category may have either inadequate information, lack sufficient cash flow or some other problem that requires close scrutiny.  The current worth and debt service capacity of the borrower or of any pledged collateral are insufficient to ensure repayment of the loan.  These risk ratings may also apply to an improving credit previously criticized but some risk factors remain.  All loans in this classification or below should have an action plan.

o
Risk rating 6 (Substandard) is assigned to loans where there is insufficient debt service capacity.  These obligations, even if apparently protected by collateral value, have well defined weaknesses related to adverse financial, managerial, economic, market, or political conditions that have clearly jeopardized repayment of principal and interest as originally intended.  There is also the possibility that the bank will sustain some future loss if the weaknesses are not corrected.  Clear loss potential, however, does not have to exist in any individual loan we may classify as substandard.

o
Risk rating 7 (Doubtful) corresponds to the doubtful asset categories defined by regulatory authorities. A loan classified as doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full improbable.  The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to strengthening of the asset we have deferred its classification as loss until we may determine a more exact status and estimation of the potential loss.

o
Risk rating 8 (Loss) is assigned to charged off loans. We consider assets classified as loss as uncollectible and of such little value that their continuance as bankable assets is not warranted.  This classification does not mean that the asset has no recovery value, but that it is not practical to defer writing off the worthless assets, even though partial recoveries may occur in the future.  We charge off assets in this category.

6.	Loans (Continued)

We charge off loans that management has identified as losses.  We consider suggestions from our external loan review firm and bank examiners when determining which loans to charge off.  We automatically charge off consumer loan accounts based on regulatory requirements.  The following table outlines the allocation of allowance for loan losses by risk rating.

	Account Balance December 31, 2011	Allocation of Allowance for Loan Losses 2011
Risk Rating
Pass (1-4)	$517,010,521	$3,219,376
Special Mention (5)	11,090,344	320,241
Substandard (6)	14,186,383	201,654
Doubtful (7)	-	-
Loss (8)	-	-
Total	$542,287,248	$3,741,271

Risk Rating	Account Balance December 31, 2010	Allocation of Allowance for Loan Losses December 31, 2010
Pass (1-4)
Special Mention (5)	$281,901,972	$1,529,356
Substandard (6)	13,777,303	489,120
Doubtful (7)	5,909,655	450,000
Loss (8)	-	-
Total	-	-
	$301,588,930	$2,468,476

Risk Rating	Account Balance December 31, 2009	Allocation of Allowance for Loan Losses December 31, 2009
Pass (1-4)
Special Mention (5)	$247,573,949	$884,877
Substandard (6)	11,658,809	846,839
Doubtful (7)	7,788,384	750,000
Loss (8)	-	-
Total	-	-
	$267,021,142	$2,481,716

6.	Loans (Continued)

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2011 and 2010.  Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$1,748,122	$417,198	$294,723	$8,433	$2,468,476
Provision for loan losses	967,036	384,642	317,778	130,544	1,800,000
Recoveries	13,701	154,523	-	66,834	235,058
	2,728,859	956,363	612,501	205,811	4,503,534
Loans charged off	(605,791)	(34,053)	(47,261)	(75,158)	(762,263)
Ending Balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271

Amount allocated to:
Loans individually evaluated for impairment with specific allocation	$175,117	$136,654	$70,000	$-	$381,771
Loans collectively evaluated for impairment	1,947,951	785,656	495,240	130,653	3,359,500
Ending balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271

December 31, 2010	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$1,845,126	$544,854	$81,417	$10,319	$2,481,716
Provision for loan losses	857,818	9,495	213,306	1,381	1,082,000
Recoveries	3,650	-	-	927	4,577
	2,706,594	554,349	294,723	12,627	3,568,293
Loans charged off	(958,472)	(137,151)	-	(4,194)	(1,099,817)
Ending Balance	$1,748,122	$417,198	$294,723	$8,433	$2,468,476

Amount allocated to:
Loans individually evaluated for impairment	$450,000	$-	$-	$-	$450,000
Loans collectively evaluated for impairment	1,298,122	417,198	294,723	8,433	2,018,476
Ending balance	$1,748,122	$417,198	$294,723	$8,433	$2,468,476

6.	Loans (Continued)

The following table details activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2009.  Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

December 31, 2009	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$1,348,850	$526,600	$94,910	$13,391	$1,983,751
Provision for loan losses	841,101	18,254	36,507	4,138	900,000
Recoveries	-	-	-	-	-
	2,189,951	544,854	131,417	17,529	2,883,751
Loans charged off	(344,825)	-	(50,000)	(7,210)	(402,035)
Ending Balance	$1,845,126	$544,854	$81,417	$10,319	$2,481,716

Amount allocated to:
Loans individually evaluated for impairment	$750,000	$-	$-	$-	$750,000
Loans collectively evaluated for impairment	1,095,126	544,854	81,417	10,319	1,731,716
Ending balance	$1,845,126	$544,854	$81,417	$10,319	$2,481,716

6.	Loans (Continued)

Our recorded investment in loans as of December 31, 2011, 2010 and 2009 related to each balance in the allowance for possible loan losses by portfolio segment and disaggregated on the basis of our impairment methodology was as follows:

December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Loans individually evaluated for impairment with specific reserve	$5,924,354	$136,654	$142,671	$-	$6,203,679
Loans individually evaluated for impairment without specific reserve	1,720,458	1,887,986	-	-	3,608,444
Loans collectively evaluated for impairment	413,842,516	105,101,255	8,717,775	4,813,579	532,475,125
Ending balance	$421,487,328	$107,125,895	$8,860,446	$4,813,579	$542,287,248

December 31, 2010	Real Estate	Commercial	Boats	Other Consumer	Total
Loans individually evaluated for impairment with specific reserve	$1,616,317	$-	$-	$-	$1,616,317
Loans individually evaluated for impairment without specific reserve	2,273,029	2,020,309	-	-	4,293,338
Loans collectively evaluated for impairment	201,096,650	81,502,747	11,621,392	1,458,486	295,679,275
Ending balance	$204,985,996	$83,523,056	$11,621,392	$1,458,486	$301,588,930

December 31, 2009	Real Estate	Commercial	Boats	Other Consumer	Total
Loans individually evaluated for impairment with specific reserve	$1,972,739	$-	$-	$-	$1,972,739
Loans individually evaluated for impairment without specific reserve	3,734,900	2,080,745	-	-	5,815,645
Loans collectively evaluated for impairment	172,516,950	72,093,655	13,120,566	1,501,587	259,232,758
Ending balance	$178,224,589	$74,174,400	$13,120,566	$1,501,587	$267,021,142

6.	Loans (Continued)

The following table outlines the maturity and rate repricing distribution of the loan portfolio.  For purposes of this disclosure, we have classified non-accrual loans as immediately repricing or maturing.

December 31,	2011	2010	2009

Within one year	$182,242,860	$124,914,560	$101,809,560
Over one to five years	292,507,248	149,488,074	131,119,339
Over five years	67,537,140	27,186,296	34,092,243
	$542,287,248	$301,588,930	$267,021,142

As of December 31, 2011, the Bank has pledged loans totaling $264,053,734 to support Federal Home Loan Bank borrowings.

The Bank makes loans to customers located in the Maryland suburbs of Washington D.C.  Residential and commercial real estate secure substantial portions of the Bank’s loans.  Although the loan portfolio is diversified, the regional real estate market and economy will influence its performance.

7.	Equity Securities

We own the following equity securities:

December 31,	2011	2010	2009

Federal Reserve Bank stock	$1,572,900	$827,050	$1,037,050
Atlantic Central Bankers Bank stock	119,500	12,000	12,000
Federal Home Loan Bank stock	1,739,300	1,548,700	1,733,600
ACBB BITS stock	100,000	-	-
SLMA stock	261,845	-	-
Maryland Financial Bank stock	152,497	175,000	175,000
Total	$3,946,042	$2,562,750	$2,957,650

We have recorded these securities at cost and have evaluated them for other than temporary impairment.   For the twelve months ended December 31, 2011, we recorded a permanent impairment on the Maryland Financial Bank stock of $122,500 and charged off acquired Federal National Mortgage Association stock in the amount of $539.

8.	Pointer Ridge Office Investment, LLC

On November 17, 2008, we purchased Chesapeake Custom Homes, L.L.C.’s 12.5% membership interest in Pointer Ridge.  The effective date of the purchase was November 1, 2008.  As a result of this purchase, we now own 62.5% of Pointer Ridge and we have consolidated its results of operations from the date of the acquisition.  The following table summarizes the condensed Balance Sheets and Statements of Income information for Pointer Ridge.

Pointer Ridge Office Investment, LLC
December 31,	2011	2010	2009
Balance Sheets
Current assets	$429,611	$758,257	$891,233
Non-current assets	7,088,001	7,252,413	7,432,268
Liabilities	6,299,819	6,397,360	6,480,230
Equity	1,217,793	1,613,310	1,843,271

Statements of Income
Revenue	$765,044	$822,920	$1,239,137
Expenses	1,160,562	1,017,184	1,006,563
Net income (loss)	$(395,518)	$(194,264)	$232,574

We purchased Chesapeake Custom Homes, L.L.C.’s 12.5% membership interest at the book value which was equivalent to the fair value.  Accordingly, we did not record any goodwill with this purchase.

9.           Premises and Equipment

A summary of our premises and equipment and the related depreciation follows:

December 31,	Useful lives	2011	2010	2009

Land		$4,300,943	$3,207,423	$3,207,423
Building	5-50 years	15,244,033	12,085,285	12,042,540
Leasehold improvements	3-30 years	4,268,268	2,225,181	2,171,310
Furniture and equipment	3-23 years	3,725,355	2,623,752	2,384,207
		27,538,599	20,141,641	19,805,480
Accumulated depreciation		4,323,170	3,274,080	2,479,381
Net premises and equipment		$23,215,429	$16,867,561	$17,326,099

Depreciation expense		$1,080,364	$794,494	$676,127

Computer software included in other assets, and related amortization, are as follows:

Cost	3 years	$339,744	$224,028	$224,028
Accumulated amortization		235,423	217,519	204,280
Net computer software		$104,321	$6,509	$19,748

Amortization expense		$17,904	$13,239	$23,218

10.	Deposits

Major classifications of interest bearing deposits are as follows:

December 31,	2011	2010	2009

Money market and NOW	$123,906,736	$70,997,729	$43,424,979
Savings	60,653,977	9,504,226	7,578,780
Other time deposits-$100,000 and over	205,589,956	67,580,248	58,681,241
Other time deposits	130,478,787	124,950,239	135,779,373
	$520,629,456	$273,032,442	$245,464,373

Time deposits mature as follows:

December 31,	2011	2010	2009

Within three months	$93,800,169	$59,635,580	$63,785,047
Over three to twelve months	124,512,418	71,565,952	82,433,333
Over one to three years	102,217,412	52,512,370	42,526,579
Over three to five years	15,538,744	8,816,585	5,715,655
	$336,068,743	$192,530,487	$194,460,614

10.	Deposits (Continued)

Interest on deposits for the years ended December 31, 2011, 2010 and 2009, consisted of the following:

December 31,	2011	2010	2009

Money market and NOW	$615,337	$480,613	$171,476
Savings	154,573	27,487	25,602
Other time deposits - $100,000 and over	1,898,868	1,464,554	1,608,367
Other time deposits	1,720,916	1,947,684	2,747,654
	$4,389,694	$3,920,338	$4,553,099

11.	Short Term Borrowings

Bancshares has available an unsecured $3.0 million line of credit. The Bank has available lines of credit including overnight federal funds and reverse repurchase agreements from its correspondent banks totaling $29.5 million as of December 31, 2011.  The Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $241.0 million.  Prior to allowing the Bank to borrow under the line of credit, the FHLB requires that the Bank provide collateral to support borrowings.  At December 31, 2011, we had provided $72.3 million in collateral value and as outlined below have borrowed $10.0 million.  We have additional available borrowing capacity of $62.3 million.  We may increase this availability by pledging additional collateral.  As a condition of obtaining the line of credit from the FHLB, the FHLB also requires that the Bank purchase shares of capital stock in the FHLB.

Short term borrowings consist of promissory notes or overnight repurchase agreements sold to the Bank’s customers, federal funds purchased and advances from the FHLB.

The Bank sells short term promissory notes to its customers. These notes re-price daily and have maturities of 270 days or less.  Federal funds purchased are unsecured, overnight borrowings from other financial institutions.  Short term borrowings from the FHLB have a remaining maturity of less than one year.

11.	Short Term Borrowings (Continued)

Information related to short term borrowings is as follows:

December 31,	2011		2010		2009

	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year end
Short term promissory notes	$7,784,561	0.20%	$5,669,332	0.50%	$11,149,939	0.50%
Repurchase agreements	20,888,096	0.50%	-		-
FHLB advance due Nov. 2010	-		-		5,000,000	3.66%
FHLB advance due Dec. 2012	5,000,000	3.36%	-		-
FHLB advance due Dec. 2012	5,000,000	3.12%	-		-
Total	$38,672,657		$5,669,332		$16,149,939

Average for the year
Short term promissory notes	$8,917,822	0.13%	$17,103,742	0.68%	$14,928,390	0.62%
Repurchase agreements	20,888,096	0.50%	-		-
Federal funds purchased	-		-		603
FHLB advance due Nov. 2010	-		4,566,438	3.66%	1,837,268	3.66%
FHLB advance due Dec. 2012	260,274	3.36%	-		-
FHLB advance due Dec. 2012	164,384	3.12%	-		-
Total	$30,230,576		$21,670,180		$16,766,261

At December 31, 2011, the book and market values of securities pledged as collateral for repurchase agreements were $30,618,545 and $31,537,558, respectively.

12.	Long Term Borrowings

The Senior note is an obligation of Pointer Ridge. It has a 10 year fixed interest rate of 6.28% and matures on September 5, 2016.

December 31,	2011		2010		2009

	Amount	Rate	Amount	Rate	Amount	Rate
Amount outstanding at year end
FHLB advance due Dec. 2012	$-	-%	$5,000,000	3.358%	$5,000,000	3.358%
FHLB advance due Dec. 2012	-	-	5,000,000	3.119	5,000,000	3.119
Senior note	6,284,479	6.280	6,371,947	6.280	6,454,067	6.280
Total	$6,284,479		$16,371,947		$16,454,067

Average for the year
FHLB advance due Nov. 2010	$-	-%	$-	-%	$4,561,644	3.660%
FHLB advance due Dec. 2012	4,739,726	3.358	5,000,000	3.358	5,000,000	3.358
FHLB advance due Dec. 2012	4,835,616	3.119	5,000,000	3.119	5,000,000	3.119
Senior note, fixed at 6.28%	6,324,792	6.280	6,409,188	6.280	6,489,559	6.280
Total	$15,900,134		$16,409,188		$21,051,203

12.	Long Term Borrowings (Continued)

Principal payments on long term debt obligations are due as follows:

Year	Amount
2012	$94,385
2013	100,555
2014	107,130
2015	114,134
2016	5,868,275
Remaining	-
$6,284,479

13.	Related Party Transactions

The Bank has entered into various transactions with firms in which owners are also members of the Board of Directors.  Fees charged for these services are at similar rates charged by unrelated parties for similar work.  Amounts paid to these related parties totaled $188,250, $369 and $21,566, during the years ended December 31, 2011, 2010 and 2009, respectively.

Effective November 1, 2008, we purchased Chesapeake Custom Homes, L.L.C.’s 12.5% membership interest in Pointer Ridge for the book value of $205,000.  This purchase increased Bancshares’ membership interest from 50.0% to 62.5%.  Frank Lucente, a director of Bancshares and the Bank, is the President and 52.0% stockholder of Lucente Enterprises, Inc.  Lucente Enterprises, Inc. is the manager and majority member of Chesapeake Custom Homes, L.L.C.  Lucente Enterprises has retained its 12.5% membership interest in Pointer Ridge.  In 2011, 2010 and 2009, the Bank paid Pointer Ridge $558,558, $542,290 and $526,494 in lease payments, respectively.

The directors, executive officers and their affiliated companies maintained deposits with the Bank of $5,955,165, $8,721,286, and $8,798,695 at December 31, 2011, 2010 and 2009, respectively.

The schedule below summarizes changes in amounts of loans outstanding to directors and executive officers or their affiliated companies:

December 31,	2011	2010	2009

Balance at beginning of year	$2,002,458	$1,464,115	$889,630
Additions	138,477	683,400	967,630
Repayments	(307,641)	(145,057)	(393,145)
Balance at end of year	$1,833,294	$2,002,458	$1,464,115

In addition to the outstanding balances, the directors and executive officers or affiliated companies have $292,074 in unused commitments as of December 31, 2011.  In the opinion of management, these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

14.	Income Taxes

The components of income tax expense are as follows:

December 31,	2011	2010	2009

Current
Federal	$1,797,275	$824,005	$1,024,750
State	641,007	197,239	259,538
	2,438,282	1,021,244	1,284,288
Deferred	(511,658)	(24,494)	(228,766)
	$1,926,624	$996,750	$1,055,522

The components of deferred income taxes are as follows:

December 31,	2011	2010	2009

Provision for loan losses	$(531,583)	$110,234	$(171,316)
Non-accrual interest	(194,030)	(50,423)	6,110
Impairment losses and expenses on other real estate owned	190,619	(20,670)	-
Director stock options	(15,247)	(5,648)	(8,298)
Deferred compensation plans	4,450	(86,832)	(52,760)
Deferred loan origination costs, net	97,363	17,571	(114,426)
Depreciation	421,006	11,274	111,924
Mark-to-market tax accounting for acquired securities	(818,015)	-	-
Net operating loss carryover	255,117	-	-
Accretion of fair value adjustments for acquired assets and liabilities	869,554	-	-
Investment impairment loss	(48,320)	-	-
Non-compete and consulting agreements	54,237	-	-
Core deposit intangible amortization	(230,368)	-	-
Defined benefit plan	(65,041)	-	-
Other	(1,400)	-	-
Reduction of valuation allowance	(500,000)	-	-
	$(511,658)	$(24,494)	$(228,766)

We initially recorded a valuation allowance of $1.2 million for the deferred tax asset with the acquisition of Maryland Bankcorp because of our uncertainty about our ability to utilize its net operating loss (NOL) carryover and built in losses, and because of uncertainty about the status of the tax return filings and related accounting for income taxes at the April 1, combination date.  We applied $154,000 of the allowance to tax liabilities associated with the defined benefit plan.  Based on our year end evaluation of the up to date tax returns, the related accounting for income taxes, and our ability to utilize the net operating losses (NOL) and built in losses acquired with Maryland Bankcorp, we further reduced the valuation allowance by $500,000 with a credit to income tax expense.

Maryland Bankcorp had NOL carryovers of $3.54 million at the time of our business combination.  We succeed to these carryovers and may take limited annual deductions allowed by the Internal Revenue Code.  We may deduct up to $645,278 for 2011 and $856,459 per year thereafter until we have fully used the NOL.  The amount we may deduct in any year will be reduced if we recognize a built in loss in such year or if our taxable income is lower than the statutory NOL deduction.  If the NOL is not used by the limited annual deductions, $2.336 million will expire in 2030 and $1.18 million will expire in 2031.

14.	Income Taxes (Continued)

The components of net deferred tax assets and liabilities are as follows:

December 31,	2011	2010	2009

Deferred tax assets
Allowance for loan losses	$948,828	$823,454	$933,688
Non-accrual interest	664,164	78,120	27,697
Impairment losses and expenses on other real estate owned	1,916,766	20,670	-
Director stock options	45,811	26,087	20,439
Deferred compensation plans	1,632,293	265,484	178,652
Net operating loss carryover	1,142,158	-	-
Fair value adjustments for acquired assets and liabilities	6,107,727	-	-
Investment impairment loss	48,320	-	-
Non-compete agreements	103,543	-	-
	$12,609,610	1,213,815	1,160,476

Deferred tax liabilities
Deferred loan origination costs	407,813	310,450	292,879
Depreciation	1,346,627	460,012	448,738
Core deposit intangible	1,743,032	-	-
Defined benefit plan	406,501	-	-
Net unrealized gain on securities available for sale	915,669	177,802	240,285
	4,819,642	948,264	981,902
Net deferred tax asset before valuation allowance	7,789,968	265,551	178,574
Valuation allowance for deferred tax asset	545,939	-	-
Net deferred tax asset	$7,244,029	$265,551	$178,574

The following table reconciles the differences between the federal income tax rate of 34 percent and our effective tax rate:

December 31,	2011	2010	2009

Statutory federal income tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from
State income taxes, net of federal income tax benefit	5.1	5.7	4.0
Bank owned life insurance	(2.9)	(3.9)	(3.5)
Other tax exempt income	(4.4)	(3.1)	(1.8)
Stock based compensation awards	0.4	1.3	1.1
Other non-deductible expenses	1.0	6.1	0.3
Reduction of valuation allowance for deferred tax asset	(7.0)
Net income attributable to the non-controlling interest	0.7	1.0	(0.9)
Effective tax rate	26.9%	41.1%	33.2%

15.	Retirement and Employee Stock Ownership Plans

Eligible employees participate in a profit sharing plan that qualifies under Section 401(k) of the Internal Revenue Code.  The plan allows for elective employee deferrals and the Bank makes matching contributions of up to 4% of eligible employee compensation.  Our contributions to the plan, included in employee benefit expenses, were $302,615, $158,523 and $132,284 for 2011, 2010, and 2009, respectively.

The Bank also offers Supplemental Executive Retirement Plans (SERPs) to its executive officers providing for retirement income benefits.  We accrue the present value of the SERPs over the remaining number of years to the executives’ expected retirement dates. The Bank’s expenses for the SERPs were ($11,282), $221,814 and $133,758 in 2011, 2010, and 2009, respectively.

MB&T had an employee benefit plan entitled the Maryland Bankcorp, N.A. KSOP (KSOP).  The KSOP included a profit sharing plan that qualified under section 401(k) of the Internal Revenue Code and an employee stock ownership plan.  We have discontinued any future contributions to the employee stock ownership plan.  At December 31, 2011, the employee stock ownership plan owned 181,508 shares of Bancshares’ stock, had $10,000 invested in Old Line Bank Certificates of Deposit, and  $4,675 in an Old Line Bank money market account.  We have transferred the MB&T 401(k) assets into the Old Line 401(k) plan discussed above.

MB&T had an employee pension plan (MB&T Pension Plan) that was frozen on June 9, 2003 and no additional benefits accrued subsequent to that date.  We have notified all plan participants that we have terminated this plan effective August 1, 2011.  We have liquidated the securities the plan held, deposited the proceeds into interest bearing certificates of deposit and a money market account and expect to distribute the remaining balances prior to December 31, 2012.  As of December 31, 2011, expected future benefit payments to be paid in 2012 are $2,052,353.  We are unable to predict any income or loss that may occur as a result of the termination.  At this time we do not expect to incur any significant expenses with the termination of this plan.

The MB&T Pension Plan covered substantially all employees of MB&T who had completed one year of service and reached twenty-one years of age.  Employees with five or more years of vested service were entitled to annual pension benefits beginning at normal retirement age of sixty five equal to the sum of 0.75% of final average earnings plus 0.60% of final average earnings in excess of covered compensation, multiplied by credited service not greater than thirty years.  The MB&T Pension Plan permitted early retirement at age 55 or over with the completion of five years of vesting service.  The annual early retirement benefit is the deferred vested benefit, reduced by one half of one percent for each month the actual retirement date precedes the normal retirement date.  The normal form of pension benefit was a benefit payable during the lifetime of the retired participant and surviving spouse beneficiary.

Net period pension cost (income) for the Pension Plan is as follows:

Years Ended December 31,	2011	2010	2009
Interest cost	$164,889	$-	$-
Settlement cost	27,023	-	-
Net periodic pension cost	$191,912	$-	$-

15.	Retirement and Employee Stock Ownership Plans (Continued)

The following table outlines the financial status of the Pension Plan since the acquisition date and year end:

Change in Benefit Obligations	December 31, 2011	Acquisition April 1, 2011
Projected benefit obligation at beginning of year	$3,757,870	$3,740,701
Service Cost	-	-
Interest Cost	164,889	54,963
Actual return	-	-
Actuarial (gain) loss	1,734	-
Benefits paid	(2,046,815)	(37,794)
Projected benefit obligation at end of year	1,877,678	3,757,870
Change in Plan Assets
Fair value of plan assets at beginning of year	5,002,673	5,056,343
Actual return on plan assets	(47,629)	(15,876)
Employer contribution	-	-
Benefits paid	(2,046,815)	(37,794)
Fair value of plan assets at end of year	2,908,229	5,002,673
Funded status at end of year	$1,030,551	$1,244,803

Amounts recognized in balance sheet
Non-current assets	$1,030,551	$1,244,803
Current liabilities	-	-
Non-current liabilities	-	-
	$1,030,551	$1,244,803

Amounts recognized in accumulated other comprehensive income
Net (gain) loss	$49,363	$730,215
Acquisition effect	-	(730,215)
Settlement effect	(27,023)	-
Prior service cost (credit)	-	-
Total	$22,340	$-

The weighted average assumptions used to determine net periodic pension costs and the accumulated benefits are as follows:

	December 31, 2011	April 1, 2011
Discount rate	5.50%	6.00%
Long term rate of return on assets	0.00%	0.00%
Salary increases	0.00%	0.00%

16.	Capital Standards

The Federal Deposit Insurance Corporation and the Federal Reserve Board have adopted risk based capital standards for banking organizations.  These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions.  As of December 31, 2011, 2010 and 2009, the capital ratios and minimum capital requirements are as follows:

			Minimum capital		To be well
	Actual		adequacy		capitalized
December 31, 2011	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in 000's)
Total capital (to risk weighted assets)
Consolidated	$64,339	11.3%	$45,715	8.0%	$57,143	10.0%
Old Line Bank	$63,467	11.1%	$45,651	8.0%	$57,064	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	$60,597	10.6%	$22,857	4.0%	$34,286	6.0%
Old Line Bank	$59,726	10.5%	$22,825	4.0%	$34,238	6.0%
Tier 1 capital (to average assets)
Consolidated	$60,597	7.8%	$31,155	4.0%	$38,943	5.0%
Old Line Bank	$59,726	7.7%	$31,155	4.0%	$38,943	5.0%

December 31, 2010	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk weighted assets)
Consolidated	$39,249	12.4%	$25,362	8.0%	$31,703	10.0%
Old Line Bank	$37,960	12.0%	$25,232	8.0%	$31,540	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	$36,781	11.6%	$12,681	4.0%	$19,022	6.0%
Old Line Bank	$35,492	11.3%	$12,616	4.0%	$18,924	6.0%
Tier 1 capital (to average assets)
Consolidated	$36,781	9.2%	$16,057	4.0%	$20,071	5.0%
Old Line Bank	$35,492	8.9%	$15,991	4.0%	$19,989	5.0%

December 31, 2009	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk weighted assets)
Consolidated	$38,053	13.7%	$22,239	8.0%	$27,799	10.0%
Old Line Bank	$36,444	12.8%	$22,700	8.0%	$28,385	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	$35,571	12.8%	$11,120	4.0%	$16,679	6.0%
Old Line Bank	$33,962	12.0%	$11,354	4.0%	$17,031	6.0%
Tier 1 capital (to average assets)
Consolidated	$35,571	10.0%	$14,228	4.0%	$17,785	5.0%
Old Line Bank	$33,962	9.6%	$14,181	4.0%	$17,727	5.0%

Tier 1 capital consists of common and preferred stock, additional paid-in capital and retained earnings.  Total capital includes a limited amount of the allowance for loan losses.  In calculating risk weighted assets, specified risk percentages are applied to each category of asset and off balance sheet items.

Failure to meet the capital requirement could affect our ability to pay dividends and accept deposits and may significantly affect our operations.

In the most recent regulatory report, we were categorized as well capitalized under the prompt corrective action regulations.  Management knows of no events or conditions that should change this classification.

17.	Commitments and Contingencies

As of December 31, 2011, we leased 14 branch locations and 5 loan production offices from non-related parties under lease agreements expiring through 2040.  We lease our corporate headquarters and one branch location from Pointer Ridge.  Each of the leases provides extension options.

The approximate future minimum lease commitments under the operating leases as of December 31, 2011, are presented below.  We have eliminated 62.5% of lease commitments to Pointer Ridge in consolidation.

Year	Amount

2012	$1,371,748
2013	1,275,544
2014	1,234,023
2015	1,230,024
2016	1,261,422
Remaining	10,365,541
$16,738,302

Rent expense was $1,172,843, $521,637 and $475,113 for the years ended December 31, 2011, 2010, and 2009, respectively.

On August 25, 2006, Pointer Ridge entered into a loan agreement with an unrelated bank, in an original principal amount of $6.6 million to finance the commercial office building located at 1525 Pointer Ridge Place, Bowie, Maryland.  We lease approximately half of this building for our main office and operate a branch from this address.  Pursuant to the terms of a guaranty between the bank and Bancshares dated August 25, 2006, Bancshares has guaranteed up to 62.5% of the loan amount plus costs incurred by the lender resulting from any acts, omissions or alleged acts or omissions.

In the normal course of business, the Bank is involved in various legal proceedings.  In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

18.	Fair Value Measures

FASB ASC Topic 820 Fair Value Measurements and Disclosures defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction.  Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.  The Bank values investment securities classified as available for sale at fair value.  The fair value hierarchy established in FASB ASC Topic 820 defines three input levels for fair value measurement.  Level 1 is based on quoted market prices in active markets for identical assets.  Level 2 is based on significant observable inputs other than those in Level 1.  Level 3 is based on significant unobservable inputs.

We value investment securities classified as available for sale at fair value on a recurring basis.  We value treasury securities, municipalities, government sponsored entity securities, and some agency securities under Level 1, and collateralized mortgage obligations and some agency securities under Level 2.  At December 31, 2011, we established values for available for sale investment securities as follows (000’s);

December 31,	2011	2010	2009
Level 1 inputs	$24,450	$2,111	$4,708
Level 2 inputs	137,335	30,939	23,305
Level 3 inputs	-	-	-
Investment securities available for sale	$161,785	$33,050	$28,013

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management believes our methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.  Furthermore, we have not comprehensively revalued the fair value amounts since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the above presented amounts.

We value other real estate owned at fair value on a non-recurring basis.  We measure other real estate owned at fair value less cost to sell.  As of December 31, 2011, the fair value of foreclosed assets was estimated to be $4,004,609.  We determined fair value based on offers to purchase and/or appraisals.  We based the cost to sell real estate on standard market factors.  We categorize foreclosed real estate as Level 3. As a result of the acquisition of Maryland Bankcorp, we have segmented the other real estate owned into two components, real estate obtained as a result of loans originated by the Bank (legacy) and other real estate owned acquired from MB&T or obtained as a result of loans originated by MB&T (acquired).

18.	Fair Value Measures (Continued)

The following outlines the transactions in other real estate owned for the year ended December 31, 2011.

Other Real Estate Owned
	Legacy	Acquired	Total
Beginning balance	$1,153,039	$-	$1,153,039
Beginning acquired	-	1,834,451	1,834,451
Transferred in	825,290	289,000	1,114,290
Investment in improvements	-	88,965	88,965
Write down in value	(100,000)	-	(100,000)
Sales	(6,497)	(79,639)	(86,136)
Total end of period	$1,871,832	$2,132,777	$4,004,609

We use the following methodologies for estimating fair values of financial instruments that we do not measure on a recurring or non-recurring basis.  The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.

Time deposits-The fair value of time deposits in other banks is an estimate determined by discounting future cash flows using current rates offered for deposits of similar remaining maturities.

Investment securities-The fair values of investment securities are based upon quoted market prices or dealer quotes.

Loans-The fair value of fixed rate loans is an estimate determined by discounting future cash flows using current rates for which the Bank would make similar loans to borrowers with similar credit histories. The book value of variable rate loans equals the fair value.

Interest bearing deposits-The fair value of demand deposits and savings accounts is the amount payable on demand.  The fair value of fixed maturity certificates of deposit is an estimate using the rates currently offered for deposits of similar remaining maturities.

Long and short term borrowings-The fair value of long and short term fixed rate borrowings is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

Loan commitments, Standby and Commercial letters of credit-Lending commitments have variable interest rates and “escape” clauses if the customer’s credit quality deteriorates.  Therefore, the fair value of these items is insignificant and is not included in the following table.

18.	Fair Value Measures (Continued)

	Carrying amount	Fair value
December 31, 2011
Financial assets
Time deposits	$-	$-
Investment securities	161,784,835	161,784,835
Loans	539,297,666	547,218,763

Financial liabilities
Interest bearing deposits	520,629,456	522,248,781
Short term borrowings	38,672,657	38,967,244
Long term borrowings	6,284,479	6,452,391
December 31, 2010
Financial assets
Time deposits	$297,000	$297,482
Investment securities	54,786,264	55,015,376
Loans	299,606,430	301,862,245

Financial liabilities
Interest bearing deposits	$273,032,442	$274,003,958
Short term borrowings	5,669,332	5,669,332
Long term borrowings	16,371,947	10,618,094
December 31, 2009
Financial assets
Time deposits	$15,031,102	$15,491,899
Investment securities	33,819,455	34,089,713
Loans	265,008,669	269,907,318

Financial liabilities
Interest bearing deposits	$245,464,373	$247,456,675
Short term borrowings	16,149,939	16,297,360
Long term borrowings	16,454,067	17,261,757

19.	Other Operating Expenses

Other operating expenses that are significant are as follows:

Years Ended December 31,	2011	2010	2009
Advertising	$150,735	$61,816	$41,787
Audit & exam fees	120,498	84,500	60,500
Branch security costs	110,216	57,940	44,020
Business development	202,878	138,360	116,819
Consulting fees	120,741	-	-
Director fees	244,016	220,533	137,698
Internet banking	267,503	64,033	45,275
Janitorial	156,930	83,425	74,447
Organizational & legal expenses	342,400	79,305	68,491
Other real estate owned expense	293,450	72,153	-
Pointer Ridge other operating	562,223	413,484	405,868
Stationery & supplies	213,136	76,145	64,037
Telephone	464,786	60,683	57,513
Travel & Accomodations	77,767	52,768	41,859
Other	1,811,875	710,655	706,507
Total	$5,139,154	$2,175,800	$1,864,821

20.	Parent Company Financial Information (Continued)

The balance sheets, statements of income, and statements of cash flows for Bancshares (Parent Company) follow:

Old Line Bancshares, Inc.
Balance Sheets
December 31,	2011	2010	2009
Assets
Cash and due from banks	$35,146	$12,097	$95,232
Loans	-	272,889	275,920
Investment in real estate LLC	761,121	1,008,319	1,152,044
Investment in Old Line Bank	67,167,822	35,765,610	34,331,418
Other assets	107,806	132,952	120,918
	$68,071,895	$37,191,867	$35,975,532

Liabilities and Stockholders' Equity
Accounts payable	$31,929	$138,109	$34,628

Stockholders' equity
Common stock	68,177	38,917	38,624
Additional paid-in capital	53,489,075	29,206,617	29,034,954
Retained earnings	12,093,742	7,535,268	6,498,446
Accumulated other comprehensive income	2,388,972	272,956	368,880
	68,039,966	37,053,758	35,940,904
	$68,071,895	$37,191,867	$35,975,532

20.	Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statements of Income
Years Ended December 31,	2011	2010	2009

Interest and dividend revenue
Dividend from Old Line Bank	$821,496	$465,844	$653,067
Interest on money market and certificates of deposit	4,794	797	612
Interest on loans	5,787	20,867	37,019
Total interest and dividend revenue	832,077	487,508	690,698

Non-interest revenue	(247,198)	(121,416)	145,359

Non-interest expense	460,034	491,938	129,134

Income before income taxes	124,845	(125,846)	706,923
Income tax expense (benefit)	(175,662)	(98,394)	21,243
	300,507	(27,452)	685,680

Undistributed net income of Old Line Bank	5,079,464	1,530,116	1,350,470

Net income	$5,379,971	$1,502,664	$2,036,150

20.	Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statements of Cash Flows
Years Ended December 31,	2011	2010	2009

Cash flows from operating activities
Interest and dividends received	$833,271	$487,521	$692,352
Income taxes (refund received)	52,161	-	(8,613)
Reimbursement received (cash paid) for operating expenses	(286,601)	(183,983)	(126,231)
	598,831	303,538	557,508
Cash flows from investing activities
Principal collected on loans made	272,889	3,031	275,832
Investment in Old Line Bank	-	-	7,000,000
Return of principal from (investment in) real estate LLC	-	22,309	-
	272,889	25,340	7,275,832
Cash flows from financing activities
Cash and cash equivalents of acquired company	25,239	-	-
Proceeds from stock options exercised, including tax benefit	40,788	53,829	-
Repurchase of preferred stock & warrants	-	-	(7,225,000)
Proceeds from issuance of common stock	6,332,844	-	-
Acquisition cash consideration	(1,022,162)	-	-
Repayment of acquired bank debt	(5,403,883)	-	-
Cash dividends paid-preferred stock	-	-	(213,888)
Cash dividends paid-common stock	(821,497)	(465,842)	(463,483)
	(848,671)	(412,013)	(7,902,371)
Net increase (decrease) in cash and cash equivalents	23,049	(83,135)	(69,031)
Cash and cash equivalents at beginning of year	12,097	95,232	164,263
Cash and cash equivalents at end of year	$35,146	$12,097	$95,232

Reconciliation of net income to net cash provided by operating activities
Net income	$5,379,971	$1,502,664	$2,036,150
Adjustments to reconcile net income to net cash provided by operating activities
Undistributed net income of Old Line Bank	(5,079,464)	(1,530,116)	(1,350,470)
Stock based compensation awards	132,661	118,127	119,711
(Income) loss from investment in real estate LLC	247,198	121,416	(145,359)
Increase (decrease) in other liabilities	16,820	103,481	9,073
(Increase) decrease in other assets	(98,355)	(12,034)	(111,597)
	$598,831	$303,538	$557,508

21.           Stockholders’ Equity

Stock Options

We have two stock option plans under which we may issue options, the 2004 and 2010 Equity Incentive Plans.  On December 31, 2011, the 2001 Equity Incentive Plan expired.  Our Compensation Committee administers the stock option plans.  As the plans outline, the Compensation Committee approves stock option grants to directors and employees, determines the number of shares, the type of option, the option price, the term (not to exceed 10 years from the date of issuance) and the vesting period of options issued.  The Compensation Committee has approved and we have granted options vesting immediately as well as over periods of two, three and five years.  We recognize the compensation expense associated with these grants over their respective vesting period.  As of December 31, 2011, there were 249,042 shares remaining available for future issuance under the stock option plans.  The source of shares exercised is authorized but unissued shares.

The intrinsic value of the options that directors and officers exercised for the years ended December 31, 2011, 2010, and 2009 was $29,259, $55,659 and $0, respectively.

A summary of the status of the outstanding options follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price

Outstanding, beginning of year	310,151	$8.60	299,270	$8.50	236,620	$9.09
Options granted	23,280	7.82	22,581	7.13	62,650	6.30
Options exercised	(8,100)	4.39	(11,700)	3.44	-	-
Options expired	-	-	-	-	-	-
Outstanding, end of year	325,331	$8.65	310,151	$8.60	299,270	$8.50

	Outstanding options			Exercisable options
Exercise price	Number of shares at December 31, 2011	Weighted average remaining term in years	Weighted average exercise price	Number of shares at December 31, 2011	Weighted average exercise price

$4.18 - $5.00	9,900	1.00	$4.94	9,900	$4.94
$5.01 - $7.64	85,231	7.34	6.52	85,231	6.52
$7.65 - $8.65	60,580	7.24	7.78	49,394	7.77
$8.66 - $10.00	46,620	2.64	9.74	46,620	9.74
$10.01 - $11.31	123,000	4.31	10.43	121,000	10.42
	325,331	5.31	$8.65	312,145	$8.66

Intrinsic value of vested exercisable options where the market value exceeds the exercise price		$182,355
Intrinsic value of outstanding options where the market value exceeds the exercise price

		$185,487

21.           Stockholders’ Equity (Continued)

At December 31, 2011, there was $14,219 of total unrecognized compensation cost related to non-vested stock options that we expect to realize over the next two years.   The following table summarizes the fair values of the options granted and weighted-average assumptions used to calculate the fair values.  We used the Black-Scholes option pricing model.

Years Ended December 31,	2011	2010	2009

Expected dividends	1%	2%	2%
Risk free interest rate	3.00%	3.04%	2.15%
Expected volatility	28.40%	27.60%	25.40%
Weighted average volatility	28.45%	27.64%	25.39%
Expected life in years	6.50	6.00	6.8-10.0
Weighted average fair value of options granted	$ 3.00	$ 1.90	$ 1.57

During the twelve months ended December 31, 2011, we granted 8,786 restricted common stock awards.  Of these, 2,457 vested on December 31, 2011, 2,110 will vest on January 27, 2012, 2,110 will vest on January 28, 2013 and 2,109 will vest on January 27, 2014.  During the twelve months ended December 31, 2010, we granted 17,641 restricted common stock awards.  Of these, 3,600 vested on December 31, 2010, 4,680 vested on January 31, 2011, 4,681 will vest on January 28, 2012 and 4,680 will vest on January 28, 2013.  At December 31, 2011, there was $66,365 of total unrecognized compensation cost related to non-vested restricted stock awards that we expect to realize over the next two years.  We did not grant any restricted common stock awards during the twelve months ended December 31, 2009.  A summary of the restricted stock awards during the year follows:

	December 31,		December 31,
	2011		2010
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
		grant date		grant date
		fair value		fair value
Nonvested, beginning of period	17,641	$7.13	-	$-
Restricted stock granted	8,786	7.82	17,641	7.13
Restricted stock vested	(10,736)	7.29	-	-
Restricted stock forfeited	-	-	-	-
Nonvested, end of period	15,691	$7.41	17,641	$7.13

Total fair value of shares vested	$78,243	-	-	-

Intrinsic value of outstanding restricted stock awards where the market value exceeds the exercise price		$127,097		$142,186
Intrinsic value of vested restricted stock awards where the market value exceeds the exercise price		$86,962		$-

21.           Stockholders’ Equity (Continued)

Preferred stock

On December 5, 2008, Bancshares issued 7,000 shares of Fixed Rate Cumulative Preferred Stock, Series A, $1 par value (“Series A Preferred Stock”) with a liquidation preference per share equal to $1,000 and a ten year warrant to purchase up to 141,892 shares of Bancshares’ common stock, $0.01 par value per share, at an exercise price of $7.40 per share, for a total purchase price of $7 million in cash as part of the Troubled Asset Relief Program-Capital Purchase Program of the U.S. Treasury (“Treasury”).  Bancshares allocated the cash proceeds between the Series A Preferred Stock and the warrant to purchase common stock based on the relative estimated fair values at the date of issuance.

In July of 2009, we repurchased from the Treasury the 7,000 shares of preferred stock that we issued to them.  We paid Treasury $7,058,333 to repurchase the preferred stock which reflects the liquidation value of the preferred stock and $58,333 of accrued but unpaid dividends.  In August 2009, we also repurchased at a fair market value of $225,000 the warrant to purchase 141,892 shares of our common stock.

22.           Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations

Three months ended
(Dollars in thousands except per share data)

2011	December 31,	September 30,	June 30,	March 31,
Interest revenue	$9,062	$9,737	$8,874	$4,648
Interest expense	1,362	1,393	1,403	1,061
Net interest income	7,700	8,344	7,471	3,587
Provision for loan losses	800	800	50	150
Net income available to common stockholders	1,967	1,707	1,183	523
Basic earnings per common share	0.29	0.25	0.17	0.12
Diluted earnings per common share	0.29	0.25	0.17	0.12

2010	December 31,	September 30,	June 30,	March 31,
Interest revenue	$4,786	$4,759	$4,574	$4,390
Interest expense	1,179	1,234	1,281	1,248
Net interest income	3,607	3,525	3,293	3,142
Provision for loan losses	642	200	170	70
Net income available to common stockholders	195	313	530	465
Basic earnings per common share	0.05	0.08	0.14	0.12
Diluted earnings per common share	0.05	0.08	0.13	0.12

2009	December 31,	September 30,	June 30,	March 31,
Interest revenue	$4,374	$4,392	$4,227	$4,102
Interest expense	1,308	1,406	1,416	1,450
Net interest income	3,066	2,986	2,811	2,652
Provision for loan losses	140	210	250	300
Net income available to common stockholders	466	227	447	410
Basic earnings per common share	0.12	0.06	0.12	0.11
Diluted earnings per common share	0.12	0.06	0.12	0.11

WSB HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011

Item 1. Financial Statments

WSB HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(UNAUDITED)
	June 30,	December 31,
	2012	2011

ASSETS
Cash	$11,459,541	$437,414
Federal funds sold and interest bearing deposits at FHLB - Atlanta	6,231,939	3,964,439
Total cash and cash equivalents	17,691,480	4,401,853

Loans receivable:
Held for sale	10,579,611	10,245,483
Held for investment (net of allowance for loan losses
of $3,549,571 and $6,124,116 respectively)	186,268,382	205,353,588

Investment securities - available for sale at fair value	28,713,555	44,937,185
Mortgage-backed securities - available for sale at fair value	93,463,661	80,808,257
Investment in Federal Home Loan Bank stock, at cost	3,829,300	4,503,700
Accrued interest receivable on loans	788,504	1,023,847
Accrued interest receivable on investments	646,461	693,967
Real estate acquired in settlement of loans	5,210,970	4,820,634
Bank owned life insurance	12,595,163	12,368,974
Premises and equipment - net	4,920,085	4,807,206
Income taxes receivable	149,812	-
Deferred income taxes	6,559,452	8,574,590
Other assets	2,230,187	2,422,102

TOTAL ASSETS	$373,646,623	$384,961,386

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Non-interest bearing	$5,652,102	$5,256,111
Interest bearing	242,285,794	239,794,477
Total deposits	247,937,896	245,050,588

Federal Home Loan Bank borrowings	68,000,000	84,000,000
Advances from borrowers for taxes and insurance	1,129,664	426,238
Accounts payable, accrued expenses and other liabilities	1,440,036	1,211,550

TOTAL LIABILITIES	318,507,596	330,688,376

STOCKHOLDERS' EQUITY:
Preferred stock, no stated par value; 10,000,000
shares authorized; none issued and outstanding	-	-
Common stock authorized, 20,000,000 shares at $.0001 par value,
7,995,232 and 7,995,232 issued and outstanding as of June 30, 2012
and December 31, 2011, respectively	799	799
Additional paid-in capital	11,095,646	11,095,646
Retained earnings - substantially restricted	42,682,788	42,230,566
Accumulated other comprehensive income	1,359,794	945,999

TOTAL STOCKHOLDERS' EQUITY	55,139,027	54,273,010

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$373,646,623	$384,961,386

See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months ended		Six Months ended
	June 30,		June 30,
	2012	2011	2012	2011
INTEREST INCOME:
Interest and fees on loans	$2,894,484	$3,461,710	$5,902,098	$7,177,105
Interest on mortgage-backed securities	798,496	702,752	1,576,844	1,356,836
Interest and dividends on investments	308,528	451,491	712,453	744,194

Total interest income	4,001,508	4,615,953	8,191,395	9,278,135

INTEREST EXPENSE:
Interest on deposits	712,110	1,007,024	1,505,135	2,122,226
Interest on other borrowings	500,711	525,152	1,014,168	1,044,582

Total interest expense	1,212,821	1,532,176	2,519,303	3,166,808

NET INTEREST INCOME	2,788,687	3,083,777	5,672,092	6,111,327
Provision for loan losses	-	100,000	-	100,000

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	2,788,687	2,983,777	5,672,092	6,011,327

NON-INTEREST INCOME:
Loan related fees	109,015	100,406	198,020	212,526
Gain on sale of loans	395,643	316,432	673,637	680,574
Gain on sale of investment securities - available for sale	3,742	231,427	162,695	414,275
Gain on sale of real estate acquired in settlement of loans	9,414	28,359	151,679	41,502
Service charges on deposits	28,991	27,673	60,888	52,669
Rental income	160,937	93,179	283,563	187,424
Other income	164,025	165,322	323,968	321,133

Total non-interest income	871,767	962,798	1,854,450	1,910,103

NON-INTEREST EXPENSE:
Salaries and benefits	1,774,503	1,732,913	3,569,603	3,693,138
Occupancy expense	175,459	163,320	340,663	336,118
Depreciation	114,161	111,840	228,841	226,764
Advertising	89,361	81,651	169,689	168,164
Service bureau charges	141,731	120,517	268,827	254,641
Service charges from banks	6,887	8,247	13,563	17,257
Stationary, printing and supplies	37,001	42,345	79,538	87,190
Professional services	130,369	240,971	259,551	340,028
FDIC Insurance	161,151	219,861	313,115	439,783
Provision for losses on real estate acquired in settlement of loans	-	50,920	90,502	82,799
Other taxes	66,563	79,163	134,125	159,960
Other	715,991	637,636	1,391,302	1,372,300

Total non-interest expense	3,413,177	3,489,384	6,859,319	7,178,142

EARNINGS BEFORE INCOME TAXES	247,277	457,191	667,222	743,288

INCOME TAX EXPENSE	73,100	136,600	215,000	187,100

NET EARNINGS	$174,177	$320,591	$452,222	$556,188
OTHER COMPREHENSIVE INCOME (NET OF TAX):
Unrealized gains (losses) on securities	723,346	(96,071)	512,323	789,947
Less reclassification adjustment for gain on sale of securities	(2,266)	(140,152)	(98,528)	(250,885)
realized in net income
TOTAL COMPREHENSIVE INCOME	$895,257	$84,368	$866,017	$1,095,250

BASIC EARNINGS PER COMMON SHARE	$0.02	$0.04	$0.06	$0.07

DILUTED EARNINGS PER COMMON SHARE	$0.02	$0.04	$0.06	$0.07

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.00	$0.00	$0.00	$0.00
AVERAGE COMMON SHARES OUTSTANDING
	7,995,232	7,993,683	7,995,232	7,980,207
AVERAGE DILUTED COMMON SHARES OUTSTANDING
	7,995,232	7,994,742	7,995,232	7,981,065
See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SIX MONTHS ENDED JUNE 30, 2012 AND 2011 (Unaudited)

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Stockholders'
	Stock	Capital	Earnings	Income (Loss)	Equity

BALANCE, JANUARY 1, 2011	$792	$10,872,561	$40,981,757	$(236,217)	$51,618,893

Exercise of Stock Options	7	220,635	-	-	220,642

Tax effect of stock options exercised	-	2,450	-	-	2,450

Net Income	-	-	556,188	-	556,188

Other comprehensive gain-unrealized,
gain on available for sale securities	-	-		539,062

BALANCE, JUNE 30, 2011	$799	$11,095,646	$41,537,945	$302,845	$52,398,173

BALANCE, JANUARY 1, 2012	$799	$11,095,646	$42,230,566	$945,999	$54,273,010

Net Income	-	-	452,222	-	452,222

Other comprehensive gain-unrealized,
gain on available for sale securities	-	-	-	413,795	413,795

BALANCE, JUNE 30, 2012	$799	$11,095,646	$42,682,788	$1,359,794	$55,139,027

See notes to consolidated financial statements

WSB HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Six months ending
	June 30,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings	$452,222	$556,188
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	-	100,000
Provision for losses on real estate acquired in settlement of loans	90,502	-
Depreciation	228,841	226,764
Accretion of (discounts)/premiums on investment securities	249,471	315,963
Gain on sale of MBS- available for sale	-	(401,052)
Gain on sale of investment securities- available for sale	(162,695)	(13,223)
Gain on sale of other real estate owned	(151,679)	(41,502)
Gain on sale of loans	(673,637)	(680,574)
Loans originated for sale	(53,574,505)	(54,548,609)
Proceeds from sale of loans originated for sale	53,240,377	74,681,721
Increase in cash surrender value of bank owned life insurance	(226,189)	(227,104)
Decrease in other assets	191,914	617,968
Decrease (Increase) in accrued interest receivable	282,849	(186,559)
Change in deferred income taxes	1,745,652	75,756
Change in federal income taxes receivable	(149,812)	516,344
Excess tax benefits from stock-based compensation	-	(2,450)
Decrease in accounts payable, accrued expenses and other liabilities	228,487	500,369
Decrease in accrued interest payable	(4,171)	(11,361)
Decrease Increase in net deferred loan fees	(50,618)	71,387

Net cash provided by operating activities	1,717,009	21,550,026

INVESTING ACTIVITIES:

Net decrease in loans receivable- held for investment	18,381,236	4,142,789
Purchase of mortgage-backed securities - available for sale	(20,479,072)	(30,971,549)
Purchase of investment securities - available for sale	(9,993,750)	(43,539,673)
Proceeds from sales, calls, and maturities of mortgage-backed securities	8,661,156	29,597,115
Proceeds from sales, calls and maturities of investment securities-available for sale	25,976,398	5,648,404
Redemption of Federal Home Loan Bank Stock	674,400	511,200
Purchase of premises and equipment	(341,720)	(63,441)
Development of real estate acquired in settlement of loans	(172,759)	(33,222)
Proceeds from sale of real estate acquired in settlement of loans	1,271,824	2,268,834

Net cash provided by (used in) investing activities	23,977,713	(32,439,543)

FINANCING ACTIVITIES:

Net increase in demand deposits, NOW
accounts and savings accounts	8,931,310	16,206,952
Proceeds from issuance of certificates of deposit	16,718,572	3,057,944
Payments for maturing certificates of deposit	(22,758,403)	(30,187,000)
Net increase in advance payments by borrowers for taxes and insurance	703,426	408,715
Increase (decrease) in FHLB Advances	(16,000,000)	3,000,000
Proceeds from exercise of stock options	-	220,642
Excess tax benefits from stock-based compensation	-	2,450

Net cash used in financing activities	(12,405,095)	(7,290,297)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,289,627	(18,179,814)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,401,853	23,534,036

CASH AND CASH EQUIVALENTS, END OF PERIOD
	$17,691,480	$5,354,222

CASH PAID DURING THE PERIOD FOR:

Income taxes	$-	$-

Interest	$2,495,156	$3,182,117

Non-cash transactions:
Real estate acquired in settlement of loans	$1,428,224	$1,019,610

See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

1.Financial Statements

The Consolidated Financial Statements for the three and six month periods ended June 30, 2012 and 2011 have been prepared by WSB Holdings, Inc. ("WSB" or the “Company”) without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at June 30, 2012, and for all periods presented, have been made.  All significant intercompany transactions have been eliminated.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.   Management believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Annual Report”), a copy of which is available at www.twsb.com and www.sec.gov.  The results of operations for the six month period ended June 30, 2012, are not necessarily indicative of the operating results for the full year, or any other period.

Certain prior year's amounts have been reclassified to conform with the current year's presentation.

2.Earnings Per Common Share

The following is the reconciliation of the numerators and denominators of the basic and diluted Earnings Per Common Share (“EPS”) computation for all periods presented in the Consolidated Statements of Operations.

	Three Months Ended June 30,

	2012			2011

	Net Income	Shares	Per Share	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Basic EPS

Net income available to
Common Stockholders	$174,178	7,995,232	$0.02	$320,591	7,993,683	$0.04

Effect of Dilutive
Options
Incremental Shares		-			1,059

Diluted EPS
Net income available to
Common Stockholders	$174,178	7,995,232	$0.02	$320,591	7,994,742	$0.04

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	Six Months Ended June 30,

	2012			2011

	Net Income	Shares	Per Share	Net Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Basic EPS

Net income available to
Common Stockholders	$452,222	7,995,232	$0.06	$556,188	7,980,207	$0.07

Effect of Dilutive
Options
Incremental Shares		-			858

Diluted EPS
Net income available to
Common Stockholders	$452,222	7,995,232	$0.06	$556,188	7,981,065	$0.07

Options to purchase 33,875 shares of common stock were excluded in the computation of diluted EPS for the three and six months ended June 30, 2012 because their effect would have been antidilutive.

Options to purchase 260,375 shares of common stock were excluded in the computation of diluted EPS for the three and six months ended June 30, 2011 because their effect would have been antidilutive.

3.	Stock-Based Compensation

      We have incentive compensation plans that permit the granting of incentive and non-qualified awards in the form of stock options.  Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of WSB’s common stock on the date the options are granted.  Options predominantly vest over a two year period from the date of grant, and expire not later than ten years from the date of grant.

There were no awards granted during 2012 or 2011.  There was no pre-tax stock-based compensation during the three and six months ending June 30, 2012 and 2011.

All outstanding options are vested and there is currently no unrealized compensation cost related to non-vested share based compensation arrangements.

       Equity Incentive Plans – On April 27, 2011, the stockholders of WSB Holdings, Inc. approved the adoption of the WSB Holdings, Inc. 2011 Equity Incentive Plan, which reserve shares of common stock for issuance to certain key employees and non-employee directors.  The maximum number of shares of our common stock that be issued with respect to awards granted under the plan is 500,000 plus (i) any shares of common stock that are available under the Washington Savings Bank 2001 Stock Option and Incentive Plan (the “2001 Plan”) as of its termination date (which was April 27, 2011) and (ii) shares of common stock subject to options granted under the 2001 Plan that expire or terminate without having been fully exercised.  In no event, however, may the number of shares issuable pursuant to incentive stock options exceed 500,000.  The period during which an option granted under the Plan will be exercisable, as determined by the Administrator, will be

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

set forth in the agreement evidencing the option award.  However, an incentive stock option may not be exercisable for more than ten years from its date of grant.

The following table summarizes stock option activity for the six month period ended June 30, 2012:

		Weighted	Weighted
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
	Shares	Price	Life (Years)	Value

Outstanding at
December 31, 2011	33,875	$5.71
Exercised	-	-
Granted	-	-
Forfeited	-	-

Outstanding at
June 30, 2012	33,875	$5.71	1.0	$0
Exercisable at
June 30, 2012	33,875	$5.71	1.0	$0

4.	Fair Value Measurements

       The Company applies guidance issued by FASB regarding fair value measurements which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. This guidance requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans). This guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  This guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

We utilize fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

Under the fair value measurement guidance, we group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

        An asset or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Management reviews and updates the fair value hierarchy classifications of our assets and liabilities on a quarterly basis.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

   Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.  With the exception of our private labeled mortgage-backed securities, all securities available for sale are classified as Level 2.

Loans

      We do not record loans held-for-investment at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principle will not be made in accordance with the contractual terms of the loan are considered impaired.  Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB’s Accounting Standards Codification Receivables Topic.  The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At June 30, 2012, all of the totally impaired loans were evaluated based upon the fair value of the collateral and/or discounted cash flows. In accordance with guidance regarding fair value measurements, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, we record the loan as nonrecurring Level 3.

Loans Held for Sale- Loans held for sale are valued based on quotations from the secondary market for similar instruments and is classified as level 2 of the fair value hierarchy.

Foreclosed Assets
Foreclosed assets are adjusted for fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value and fair value. Fair value is based upon independent market prices, appraised value of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, we record the foreclosed asset at nonrecurring Level 3.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis at June 30, 2012 and December 31, 2011:

	At June 30, 2012 (In thousands)
		Quoted Prices in	Other	Significant	Total Changes
		Active Markets for	Observable	Unobservable	in Fair Values
	Carrying Value	Identical Assets	Inputs	Inputs	Included in
	June 30, 2012	(Level 1)	(Level 2)	(Level 3)	Period Earnings
Loans held-for-sale	$10,580		$10,580		$
Available-for-sale, FHLB Agencies callable	21,457	-	21,457	-	-
Available-for-Sale, Municipal Bonds	2,342	-	2,342	-	-
Available-for-Sale, Corporate Bonds	4,914	-	4,914
Available-for-Sale Residential MBS	93,464	-	79,981	13,483	-
	$132,757	$-	$119,274	$13,483	$-

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	At December 31, 2011 (In thousands)
		Quoted Prices in	Other	Significant	Total Changes
		Active Markets for	Observable	Unobservable	in Fair Values
	Carrying Value	Identical Assets	Inputs	Inputs	Included in
	December 31, 2011	(Level 1)	(Level 2)	(Level 3)	Period Earnings
Loans held-for-sale	$10,245		$10,245		$
Available-for-sale, FHLB Agencies callable	37,660	-	37,660	-	-
Available-for-Sale, Municipal Bonds	2,330	-	2,330	-	-
Available-for-Sale, Corporate Bonds	4,947	-	4,947
Available-for-Sale Residential MBS	80,808	-	64,449	16,359	-
	$135,990	$-	$119,631	$16,359	$0

       Loans held-for-sale, which are carried at the lower of cost or market, did not have any impairment charge at June 30, 2012.

Assets included in Level 3 include our private-labeled mortgage-backed securities (“MBS”) due to lack of observable market data due to decreases in market activity for these securities.  Our policy is to recognize transfers in and out as of the actual date of the event or change in circumstances that caused the transfer.  No assets were transferred to Level 3 during the period ending June 30, 2012.  The change in the assets included in Level 3 was due to principal repayments and the change in unrealized gains/losses for the twelve month period ending June 30, 2012.  The following assumptions were used for the Level 3 valuations on the five remaining private-labeled MBS:

o
Estimated future defaults are derived by an analysis of the performance of the underlying collateral as well as obtaining models from a third party.  The model addresses each component of the net present value calculation, which includes loss severity rate, current default rate and current voluntary prepayment rate.

o
Each individual security is reviewed and an analysis is prepared for specific credit characteristics of the underlying collateral including recent developments specific to each organization issuing the security, market liquidity, extension risks and credit rating downgrades and an estimate of future defaults is derived.

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2012 and year ended December 31, 2011.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	Fair Value Measurements
	Using Significant Unobservable Inputs
	(Level 3)
	Private Labeled Mortgage-Backed
	Securities-Available for Sale at
	June 30, 2012	December 31, 2011

Beginning Balance	$16,359	$23,365
Accretion/Amortization of Discount/Premiums	3	9
Payments received	(3,131)	(7,926)
Difference in Unrealized gain (loss)	252	911
Other than temporary impairment	-	-

Ending Balance	$13,483	$16,359

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

      We may be required from time to time, to measure certain assets at fair value on a non-recurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis at June 30, 2012 and December 31, 2011 is included in the tables below:

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	At June 30, 2012 (In thousands)
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying Value	Identical Assets	Inputs	Inputs
	June 30, 2012	(Level 1)	(Level 2)	(Level 3)
Impaired Loans:
Residential Real estate	$13,984	$-	$13,984	$-
Construction	-	-	-	-
Land and land Acquisition	5,024	-	5,024	-
Commercial Real Estate and Commercial	12,321	-	12,321	-
Consumer	-	-	-	-
Total Impaired Loans	31,329	-	31,329	-

Real estate acquired in settlement of loans:
Residential Real estate	$527	$-	$527	$-
Construction	896	-	896	-
Land and land Acquisition	1,699	-	1,699	-
Commercial Real Estate and Commercial	2,089	-	2,089	-
Total Real estate acquired in settlement of loans:	5,211	-	5,211	-

Total	$36,540	$-	$36,540	$-

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	At December 31, 2011 (In thousands)
		Quoted Prices in	Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying Value	Identical Assets	Inputs	Inputs
	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Impaired Loans:
Residential Real estate	$12,531	$-	$12,531	$-
Construction	-	-	-	-
Land and land Acquisition	3,203	-	3,203	-
Commercial Real Estate and Commercial	12,661	-	12,661	-
Consumer	-	-	-	-
Total Impaired Loans	28,395	-	28,395	-

Real estate acquired in settlement of loans:
Residential Real estate	$739	$-	$739	$-
Construction	744	-	744	-
Land and land Acquisition	2,176	-	2,176	-
Commercial Real Estate and Commercial	1,162	-	1,162	-
Total Real estate acquired in settlement of loans:	4,821	-	4,821	-

Total	$33,216	$-	$33,216	$-

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $32.3 million, with a related valuation allowance of $980,000, at June 30, 2012 compared to principal balance of $31.3 million, with a related valuation allowance of $2.9 million, at December 31, 2011.

Real estate acquired in settlement of loans is carried at the lower of our recorded investment or fair value at the date of acquisition.  Write-downs to fair value at the date of acquisition are charged to the allowance for loan losses.  Subsequent write downs are included in non-interest expense.  Costs relating to the development and improvement of a property are capitalized, whereas those relating to holding the property are charged to expense when incurred.  The real estate is carried at the lower of acquisition or fair value net of estimated costs to sell subsequent to acquisition.  Operating expenses of real estate owned are reflected in other non-interest expenses.  The value of OREO properties held due to foreclosures at June 30, 2012 was $5.2 million compared to $4.8 million at December 31, 2011.

Impaired loans and real estate acquired in settlement of loans are classified as Level 2 within the valuation hierarchy.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of FASB’s Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures”.   We have determined the fair value amounts by using available market information and appropriate valuation methodologies.  However, considerable judgment is required in interpreting market data to develop the estimates of fair value.  Accordingly, the estimates presented herein are not necessarily indicative of the amount we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	June 30, 2012				December 31, 2011
		Quoted Prices	Significant	Significant
		in Active	Other	Other		Estimated
	Carrying	Markets for	Observable	Unobservable	Carrying	Fair
	Amount	Identical Assets	Inputs	Inputs	Amount	Value
	(000's)	(Level 1)	(Level 2)	(Level 3)	(000's)	(000's)

Assets:
Cash and cash equivalents	$17,691		$17,691		$4,402	$4,402
Loans receivable, net	196,848		199,138		215,599	219,198
Mortgage-backed securities:
Available for sale	93,464		79,981	13,483	80,808	80,808
Investment securities:
Available for sale	28,714		28,714		44,937	44,937
Investment in Federal Home
Loan Bank stock	3,829		3,829		4,504	4,504
Bank Owned Life Insurance	12,595		12,595		12,369	12,369

Liabilities:
Deposits:
Non-interest-bearing	5,652		5,652		5,256	5,256
Interest bearing	242,286		243,872		239,795	240,958
Borrowings	68,000		69,486		84,000	84,315

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Loans Receivable, Net - Loans not having quoted market prices are priced using the discounted cash flow method.  The discount rate used is the rate currently offered on similar products.  The estimated fair value of loans held-for-sale is based on the terms of the related sale commitments.

Mortgage-Backed Securities - Fair values are based on quoted market prices or dealer quotes.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investment Securities - Fair values are based on quoted market prices or dealer quotes.  If a quoted market price is not available, fair values are estimated using quoted market prices for similar securities.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

Investment in Federal Home Loan Bank Stock - The carrying amount of Federal Home Loan Bank (FHLB) Stock is a reasonable estimate of fair value as FHLB stock does not have a readily available market and can only be sold back to the FHLB at its par value of $100 per share.

Bank Owned Life Insurance - The carrying amount of Bank Owned Life Insurance (“BOLI”) purchased on a group of officers is a reasonable estimate of fair value.   BOLI is an insurance product that provides an effective way to offset current employee benefit costs.

Deposits - The fair value of non-interest bearing accounts is the amount payable on demand at the reporting date.  The fair value of interest-bearing deposits is determined using the discounted cash flow method.  The discount rate used is the rate currently offered on similar products.

Borrowings – The fair value of borrowings is determined using the discounted cash flow method.  The discount rate used is the rate currently offered on similar products.

Commitments to Grant Loans and Standby Letters of Credit and Financial Guarantees Written - The majority of our commitments to grant loans and standby letters of credit and financial guarantees written carry current market interest rates if converted to loans.  Because commitments to extend credit and letters of credit are generally un-assignable by either the Bank or the borrower, they only have value to the Bank and the borrower and therefore it is impractical to assign any value to these commitments.

The fair value estimates presented herein are based on pertinent information available to management as of June 30, 2012 and December 31, 2011.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively reevaluated for purposes of these financial statements since reporting period ending June 30, 2012 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

5.	Loans

The following table summarizes loans at June 30, 2012 and December 31, 2011.

	June 30, 2012	December 31, 2011

FIRST MORTGAGE LOANS:
Secured by single-family residences	$71,943,600	$79,719,713
Secured by 5 or more- residential	2,244,174	3,068,229
Secured by other properties	34,424,770	35,357,446
Construction loans	4,419,156	3,984,630
Land and land development loans	6,958,928	7,450,684
Land acquisition loans	297,733	492,120

	120,288,361	130,072,822

SECOND MORTGAGE LOANS	1,811,232	1,977,851

COMMERCIAL AND OTHER LOANS:
Commercial -secured by real estate	66,297,485	76,607,916
Commercial	1,295,139	2,735,036
Loans secured by savings accounts	192,803	149,992
Consumer installment loans	302,545	354,317

	190,187,565	211,897,934

LESS:
Allowance for loan losses	(3,549,571)	(6,124,116)
Deferred loan fees, net	(369,612)	(420,230)

TOTAL LOANS RECEIVABLE HELD-FOR-INVESTMENT
	$186,268,382	$205,353,588

The risks associated with each portfolio class are as follows:

First mortgage loans secured by single family residences,  secured by 5 or more residential, secured by other properties and second mortgage loans – The primary risks related to this type of lending include; unemployment, deterioration in real estate values, our ability to access the creditworthiness of the customer, deterioration in the borrower’s financial condition (whether the result of personal issues or general economic downturn), the inability of the borrower to maintain occupancy for investment properties, and an appraisal on a property is not reflective of the true property value.  Portfolio risk includes condition of the economy, changing demand for these types of loans, large concentration of these types of loans and geographic concentration of these types of loans.

Construction loans – Since this portfolio is substantially owner occupied residential construction loans, the loan specific risks and portfolio risks are the same as described above as first mortgage loans secured by single family residences.  However these loans carry the additional risk associated with the builder and the

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

potential for builder cost overruns and/or the builder being unable to complete the construction.

Land development loans and land acquisition loans – The primary loan-specific risk in land and land development are: unemployment, deterioration of the business and/or collateral values, deterioration of the financial condition of the borrowers and/or guarantors creates a risk of default, and that an appraisal on the collateral is not reflective of the true property value. These loans usually include funding for the acquisition and development of unimproved properties to be used for residential or non-residential construction.  We may provide permanent financing on the same projects for which we have provided the development and construction financing.  Portfolio risk includes condition of the economy, changing demand for these types of loans, large concentration of these types of loans, and geographic concentrations of these types of loans.

Commercial loans and commercial loans secured by real estate – The primary loan-specific risks in these types of loans are: unemployment, general deterioration in the economy, deterioration of the business and/or business cash flows, financial condition of the guarantors, deterioration of collateral values, and that an appraisal on any real estate collateral is not reflective of the true property value.  Portfolio risk includes condition of the economy, changing demand for these types of loans, large concentration of these types of loans, and geographic concentration of these types of loans.

Loans secured by savings accounts and consumer installment loans- The primary risks of these loans are unemployment and deterioration of the borrower’s financial condition, whether the result of personal issues or a general economic downturn.  The portfolio risks for these types of loans is the same as for first mortgage loans secured by single family residences as described above.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

Allowance for loan losses and recorded investment in loans for the period ended June 30, 2012 and December 31, 2011 is summarized as follows:

	Six Months Ended June 30, 2012
	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$2,740	$67	$395	$2,914	$8	$6,124
Charge-offs	(769)	-	(320)	(1,509)	-	(2,598)
Recoveries	11	-	2	9	-	22
Provisions	176	(9)	229	(392)	(2)	2
Ending Balance	2,158	58	306	1,022	6	3,550

Ending Balance: individually
evaluated for impairment	615	-	79	286	-	980
Ending Balance: collectively
evaluated for impairment	1,543	58	227	736	6	2,570

Loans:
Ending Balance	$110,424	$4,419	$7,257	$67,592	$496	$190,188
Ending Balance: individually
evaluated for impairment	10,732	-	3,234	10,520	-	24,486
Ending Balance: collectively
evaluated for impairment	99,692	4,419	4,023	57,072	496	165,702

	Twelve Months Ending December 31, 2011
	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$2,891	$326	$2,932	$4,067	$4	$10,220
Charge-offs	(1,334)	-	(2,570)	(434)	(4)	(4,342)
Recoveries	21	10	4	10	1	46
Provisions	681	(327)	38	(194)	2	200
Ending Balance	2,259	9	404	3,449	3	6,124

Ending Balance: individually
evaluated for impairment	1,057	-	283	1,595	-	2,935
Ending Balance: collectively
evaluated for impairment	1,202	9	121	1,854	3	3,189

Loans:
Ending Balance	$120,123	$3,985	$7,943	$79,343	$504	$211,898
Ending Balance: individually
evaluated for impairment	13,588	-	3,486	14,256	-	31,330
Ending Balance: collectively
evaluated for impairment	106,535	3,985	4,457	65,087	504	180,568

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

As part of our on-going monitoring of the credit quality of our loan portfolio, we categorize loans into risk categories based on relevant information about the ability of borrowers to repay their debt.  Current financial information, historical payment experience, credit documentation, current economic trends and other factors are used to categorize loans into risk categories.

Credit quality indicators as of June 30, 2012 are as follows:

Pass: Loans classified as pass generally meet or exceed normal credit standards.  Factors include repayment source, collateral, borrower cash flows, and performance history.

Special Mention:  Loans classified as special mention loans have potential weaknesses that deserve management’s attention. These loans are not adversely classified and do not expose an institution to sufficient risk to currently warrant adverse classification.

Substandard:  Loans classified as substandard are loans that have a well-defined weakness. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.  These loans are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged as security for the asset.

Doubtful:  Loans classified as doubtful consists of loans where we expect a loss, but not a total loss.  These loans have all the weaknesses inherent in a substandard asset, in addition, these weaknesses make collection highly questionable or improbable based on the existing circumstances.

Loss:  Loans classified as loss are considered uncollectible.  A loan classified as a loss does not mean that an asset has no recovery value, but that is practical to defer writing off or reserving all or a portion of the asset, even though partial recovery may be collected in the future.  Loans that are classified as loss are fully reserved for on our financial statements.

Credit risk profile by internally assigned grade, as described above for the periods ending June 31, 2012 and December 31, 2011 is as follows:

As of June 30, 2012			Land and Land	Commercial Real Estate
	Residential Real Estate	Construction	Acquisition	and Commercial	Consumer	Total
	(dollars in thousands)
Pass	$97,565	$4,419	$2,603	$53,305	$496	$158,388
Special Mention	2,335	-	26	2,325	-	4,686
Substandard	10,450	-	4,574	11,962	-	26,986
Doubtful/Loss	74	-	54	-	-	128
Total	$110,424	$4,419	$7,257	$67,592	$496	$190,188

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

For the year ended December 31, 2011	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Pass	$101,738	$3,985	$3,726	$50,130	$504	$160,083
Special Mention	4,501	-	58	12,251	-	16,810
Substandard	13,724	-	3,889	16,875	-	34,488
Doubtful/Loss	160	-	270	87	-	517
Total	$120,123	$3,985	$7,943	$79,343	$504	$211,898

Information on impaired loans for the periods ended June 30, 2012 and December 31, 2011 is as follows:

		Unpaid		Average	Interest
For the six month period	Recorded	Principal	Related	Recorded	Income
ending June 30, 2012	Investment	Balance	Allowance	Investment	Recognized
	(dollars in thousands)
With no related allowance
recorded:
Residential Real Estate	$3,867	$3,867	$-	$3,871	$77
Construction	-	-	-	-	-
Land and Land Acquisition	1,869	1,869	-	1,872	26
Commercial Real Estate
and Commercial	2,087	2,087	-	2,087	38
Consumer	-	-	-	-	-
With an allowance recorded:
Residential Real Estate	$10,117	$10,732	$615	$10,791	$267
Construction	-	-	-	-	-
Land and Land Acquisition	3,155	3,234	79	3,238	42
Commercial Real Estate
and Commercial	10,234	10,520	286	10,542	266
Consumer	-	-	-	-	-
Total
Residential Real Estate	$13,984	$14,599	$615	$14,662	$344
Construction	-	-	-	-	-
Land and Land Acquisition	5,024	5,103	79	5,110	68
Commercial Real Estate
and Commercial	12,321	12,607	286	12,629	304
Consumer	-	-	-	-	-

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

		Unpaid		Average	Interest
For the year ended	Recorded	Principal	Related	Recorded	Income
December 31, 2011	Investment	Balance	Allowance	Investment	Recognized
	(dollars in thousands)
With no related allowance
recorded:
Residential Real Estate	$1,569	$2,467	$-	$2,484	$82
Construction	-	-	-	-	-
Land and Land Acquisition	1,273	2,300	-	2,309	58
Commercial Real Estate
and Commercial	101	101	-	162	19
Consumer	-	-	-	-	-
With an allowance recorded:
Residential Real Estate	$10,962	$12,019	$1,057	$11,057	$542
Construction	-	-	-	-	-
Land and Land Acquisition	1,930	2,213	283	1,938	77
Commercial Real Estate
and Commercial	12,560	14,155	1,595	14,781	501
Consumer	-	-	-	-	-
Total
Residential Real Estate	$12,531	$14,486	$1,057	$13,541	$624
Construction	-	-	-	-	-
Land and Land Acquisition	3,203	4,513	283	4,247	135
Commercial Real Estate
and Commercial	12,661	14,256	1,595	14,943	520
Consumer	-	-	-	-	-

An age analysis of past due loans as of June 30, 2012 and December 31, 2011 is as follows:

For the six month	Two payments	Three payments	Non-Accrual	Total
period ending June 30, 2012	Past Due	Past Due	Loans	Past Due	Current	Total
	(dollars in thousands)
Residential Real Estate	$2,530	$876	$3,999	$7,405	$103,019	$110,424
Construction	$-	-	-	-	4,419	4,419
Land and Land Acquisition	$643	-	4,071	4,714	2,543	7,257
Commercial Real Estate
and Commercial	2,206	166	3,761	6,133	61,459	67,592
Consumer	-	8	-	8	488	496
Total	$5,379	$1,050	$11,831	$18,260	$171,928	$190,188

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

For the year ended	2 payments	3 payments	Non-Accrual	Total
December 31, 2011	Past Due	Past Due	Loans	Past Due	Current	Total
	(dollars in thousands)
Residential Real Estate	3,578	2,043	4,436	10,057	110,066	120,123
Construction	-	-	-	-	3,985	3,985
Land and Land Acquisition	2,197	58	1,823	4,078	3,865	7,943
Commercial Real Estate
and Commercial	1,617	-	6,580	8,197	71,146	79,343
Consumer	-	-	-	-	504	504
Total	7,392	2,101	12,839	22,332	189,566	211,898

Loans on which the recognition of interest has been discontinued amounted to approximately $11.8 million and $12.8 million at June 30, 2012 and December 31, 2011, respectively.  If interest income had been recognized on those loans at their stated rates during the period ending June 30, 2012 and year ended December 31, 2011, interest income would have been increased by approximately $1.5 million and $1.1 million, respectively. The total allowance for loan losses on these impaired loans was approximately $980,000 at June 30, 2012 and $2.9 million at December 31, 2011.

The impaired loans included in the table above were comprised of collateral dependent 1-4 residential real estate, lot loans and commercial real estate loans. The average recorded investment in impaired loans was $32.4 million and $32.7 million at June 30, 2012 and December 31, 2011, respectively.

A troubled debt restructure (“TDR”) is when we grant a concession to borrowers that the Bank would not otherwise have considered due to a borrower’s financial difficulties.  All TDRs are considered “impaired”.  The substantial majority of our residential real estate TDRs involved reducing the interest rate for a specified period.  We also have restructured loans involving the restructure of loan terms such as a reduction in the payment requiring interest only payments and/or extending the maturity date of these loans.

We had approximately $22.8 million in TDRs at June 30, 2012, with approximately $557,000 added during the six month period ending June 30, 2012, the majority of which were on accrual status.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)
	TDRs on Non-	TDRs on	Total
June 30, 2012 (in thousands)	Accural Status	Accrual Status	TDRS

Residential Real Estate	$464	$8,937	$9,401
Land and Lot Loans	1,211	1,060	2,271
Commercial Real Estate	665	10,482	11,147

Total TDRs	$2,340	$20,479	$22,819

	TDR's on Non-	TDR's on	Total
December 31, 2011 (in thousands)	Accural Status	Accrual Status	TDR'S

Residential Real Estate	$267	$7,349	$7,616
Construction Loans	-	-	-
Land and Lot Loans	931	1,689	2,620
Commercial Real Estate	687	9,453	10,140

Total TDRs	$1,885	$18,491	$20,376

We consider an impaired loan to be performing to its modified terms if the loan is not past due 30 days or more as of the report date.

The following reflects a summary of TDR loan modifications outstanding and respective performance under the modified terms as of June 30, 2012:

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	TDRs	TDRs Not
	Performing to	Performing to	Total
June 30, 2012 (in thousands)	Modified Terms	Modified Terms	TDRS

Residential Real Estate
Rate reduction	$8,239	$159	$8,398
Extension or other modification	698	305	1,003
Total residential TDRs	$8,937	$464	$9,401

Land and Lot Loans:
Rate reduction	$988	$1,180	$2,168
Extension or other modification	72	31	103
Total Land and Lot Loans	$1,060	$1,211	$2,271

Commercial:
Rate reduction	$8,717	$665	$9,382
Extension or other modification	1,765	-	1,765
Total commerical TDRs	$10,482	$665	$11,147
Total TDRs	$20,479	$2,340	$22,819

	TDRs	TDRs Not
	Performing to	Performing to	Total
December 30, 2011 (in thousands)	Modified Terms	Modified Terms	TDRs

Residential Real Estate
Rate reduction	$6,509	$527	$7,036
Extension or other modification	579	-	579
Total residential TDRs	$7,088	$527	$7,615

Land and Lot Loans:
Rate reduction	$1,079	$989	$2,068
Extension or other modification	553	-	553
Total Land and Lot Loans	$1,632	$989	$2,621

Commercial:
Rate reduction	$8,050	$2,090	$10,140
Extension or other modification	-		-
Total commerical TDRs	$8,050	$2,090	$10,140
Total TDRs	$16,770	$3,606	$20,376

6.Investments and Mortgage-Backed Securities

 Investment securities consist of the following:

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	June 30, 2012
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
FHLB Agencies	$21,323,696	$133,634	$-	$21,457,330
Farmer Mac	-	-	-	-
Corporate Bonds	5,000,000	-	86,060	4,913,940
Municipal Bonds	2,289,439	52,845	-	2,342,284
	$28,613,135	$186,479	$86,060	$28,713,554

	December 31, 2011
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
FHLB Agencies	$32,139,478	$505,954	$-	$32,645,432
Farmer Mac	5,000,000	14,350	-	5,014,350
Corporate Bonds	5,000,000	-	53,160	4,946,840
Municipal Bonds	2,291,578	38,985	-	2,330,563
	$44,431,056	$559,289	$53,160	$44,937,185

Mortgage-backed securities consisted of the following:

	June 30, 2012
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
GNMA certificates	$6,134,305	$187,523	$-	$6,321,828
Private label collaterized mortgage obligations	13,897,785	-	415,106	13,482,680
FHLMC pass-through certificates	31,232,635	1,121,403	-	32,354,038
FNMA pass-through certificates	27,737,286	727,472	-	28,464,758
Other pass-through certificates	12,316,670	690,324	166,637	12,840,357
	$91,318,682	$2,726,723	$581,743	$93,463,661

Weighted average interest rate	3.75%

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

	December 31, 2011
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
GNMA certificates	$7,126,518	$226,129	$-	$7,352,647
Private label collaterized mortgage obligations	17,026,220	17,241	684,135	16,359,326
FHLMC pass-through certificates	27,928,332	530,987	-	28,459,319
FNMA pass-through certificates	20,036,967	443,052	-	20,480,019
Other pass-through certificates	7,634,231	522,715	-	8,156,946
	$79,752,268	$1,740,124	$684,135	$80,808,257

Weighted average interest rate	4.08%

The portfolio classified as “Available for Sale” is consistent with management’s assessment and intention as to the portfolio.  While we have the ability to hold the securities until maturity, from time to time or with changing conditions, it may be advantageous to sell certain securities either to take advantage of favorable interest rate changes or to increase liquidity.  Securities classified as “Held to Maturity” are not subject to fair value adjustment due to temporary changes in value due to interest rate variations, while securities classified as “Available for Sale” are subject to adjustment in carrying value through the accumulated comprehensive income line item in Stockholder’s Equity section of the Consolidated Statement of Financial Condition.

Gross unrealized losses and fair value by length of time that the individual available-for-sale investment and mortgage-backed securities have been in a continuous unrealized loss position is as follows:

	June 30, 2012		December 31, 2011
		Continuous		Continuous
BREAKOUT	Fair	Unrealized	Fair	Unrealized
BY TYPE	Value	Losses	Value	Losses

Less than 12 months
Other pass-through	$5,641,997	$166,984
Corporate Bond	$4,913,940	$86,060
More than 12 months
Other pass-through	12,841,565	414,758	16,055,478	684,135

Total	$23,397,502	$667,802	$16,055,478	$684,135

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
                                 (unaudited)

In evaluating whether a security was other than temporarily impaired, we considered the severity and length of time impaired for each security in a loss position. Other qualitative data was also considered including recent developments specific to the organization issuing the security, market liquidity, extension risk, credit rating downgrades as well as analysis of performance of the underlying collateral.

We believe that the unrealized losses, included in the table above, are temporary.  The unrealized losses are driven by market illiquidity causing price deterioration.  Because our intention is not to sell the MBS and it is not more likely than not that we will be required to sell the MBS before recovery of their amortized cost bases, which may be maturity, as such, management does not consider these MBS to be other-than-temporarily impaired at June 30, 2012.

      There are five remaining non-agency MBS that have been rated less than investment grade by at least one rating agency.  The remaining portfolio is U.S. Government securities.  We continue to aggressively monitor the performance of these securities and the underlying collateral.

Proceeds from the sales and calls of investment securities were as follows for the six months ending June 30, 2012:

	June 30, 2012
			Gross Realized
	Carrying		Gain
	Value	Proceeds	on sales

FHLB - Agency Callable - Called	$18,546,257	$18,550,000	$3,743
Farmer Mac - Agency Callable - Called	5,000,000	5,000,000	-
FHLB - Agency Callable - Sold	1,808,311	1,967,263	158,952
	$25,354,568	$25,517,263	$162,695

Proceeds from the call of investment securities were as follows for the six months ending June 30, 2011:

	June 30, 2011
			Gross Realized
	Carrying		Gain (Loss)
	Value	Proceeds	on sales

FNMA - Agency Callable	$4,986,777	$5,000,000	$13,223
	$4,986,777	$5,000,000	$13,223

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(unaudited)

 Proceeds from the sale of mortgage-backed securities were as follows for the six months ending June 30, 2011:

	June 30, 2011
			Gross Realized
	Carrying		Gain (Loss)
	Value	Proceeds	on sales

FNMA -available for sale	$3,256,987	$3,475,190	$218,203
FHLMC - available for sale	7,715,995	7,898,844	182,849
	$10,972,982	$11,374,034	$401,052

7.New Accounting Pronouncements

In April 2011, the FASB issued ASU No. 2011-03, “Reconsideration of Effective Control for Repurchase Agreements.” ASU No. 2011-03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity.  The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee.  ASU No. 2011-03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets.  The guidance is effective for the Company’s reporting period ended June 30, 2012.  The guidance will be applied prospectively to transactions or modifications of existing transaction that occur on or after January 1, 2012.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.”  This guidance requires companies to present comprehensive income in a single statement below net income or in a separate statement of comprehensive income immediately following the income statement.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, which is our current presentation. This guidance does not change which items are reported in other comprehensive income or the requirement to report reclassifications of items from other comprehensive income to net income.  This guidance is effective for fiscal years and interim periods beginning after December 15, 2011 and will require retrospective application for all periods presented.

In December 2011, the FASB issued an accounting standards update to increase the disclosure requirements surrounding derivative instruments that are offset within the balance sheet pursuant to the provisions of current GAAP. The objective of the update is to provide greater comparability between issuers reporting under U.S. GAAP versus IFRS and provide users the ability to evaluate the effect of netting arrangements on a company's financial statements. The provisions of the update are effective for annual and interim periods beginning on or after January 1, 2013 and are not expected to add to the Company's current level of disclosures.

[Stegman & Company Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WSB Holdings, Inc.
Bowie, Maryland

We have audited the accompanying consolidated statements of financial condition of WSB Holdings, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011. The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010 and the results of their operations and their cash flows for the years in the two-year period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland
March 21, 2012

WSB HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

	December 31,	December 31,
	2011	2010
ASSETS

CASH AND CASH EQUIVALENTS:
Cash	$437,414	$21,438,474
Federal funds sold	3,964,439	2,095,561

Total cash and cash equivalents	4,401,853	23,534,035

LOANS RECEIVABLE:
Held for sale	10,245,483	24,169,595

Held for investment	211,477,704	234,064,325
less: allowance for loan losses	(6,124,116)	(10,219,791)

Loans receivable held-for-investment - net	205,353,588	223,844,534

Total loans receivable - net	215,599,071	248,014,129

Mortgage-backed securities - available for sale at fair value	80,808,257	58,551,837
Investment securities - available for sale at fair value	44,937,185	22,110,923
Investment in Federal Home Loan Bank Stock, at cost	4,503,700	5,501,800
Accrued interest receivable on loans	1,023,847	1,169,898
Accrued interest receivable on investments	693,967	465,831
Income taxes receivable	-	629,167
Real estate acquired in settlement of loans	4,820,634	6,055,945
Bank owned life insurance	12,368,974	11,911,801
Premises and equipment - net	4,807,206	4,802,675
Deferred tax assets	8,574,590	9,829,655
Other assets	2,422,102	3,352,288

TOTAL ASSETS	$384,961,386	$395,929,984

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits:
Non-interest bearing	$5,256,111	$6,512,064
Interest-bearing	239,794,477	260,069,078

Total Deposits	245,050,588	266,581,142

Federal Home Loan Bank borrowings	84,000,000	76,000,000
Advances from borrowers for taxes and insurance	426,238	479,480
Accounts payable, accrued expenses and other liabilities	1,211,550	1,250,469

Total Liabilities	330,688,376	344,311,091

STOCKHOLDERS' EQUITY :
Preferred stock, no stated par value; 10,000,000
shared authorized; none issued and outstanding	-	-
Common stock authorized, 20,000,000 shares at $.0001 par value.
7,995,232 and 7,924,732 shares issued and outstanding	799	792
Additional paid-in capital	11,095,646	10,872,561
Retained earnings - substantially restricted	42,230,566	40,981,757
Accumulated other comprehensive income (loss)	945,999	(236,217)

Total stockholders' equity	54,273,010	51,618,893

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$384,961,386	$395,929,984

See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31, 2011	Year Ended December 31, 2010

INTEREST INCOME:
Interest and fees on loans	$13,957,048	$15,090,775
Interest on mortgage-backed securities	2,687,859	4,217,548
Interest and dividends on investments	1,666,129	1,419,051

Total interest income	18,311,036	20,727,374

INTEREST EXPENSE:
Interest on deposits	3,902,298	4,898,150
Interest on other borrowings	2,111,356	3,476,795

Total interest expense	6,013,654	8,374,945

NET INTEREST INCOME	12,297,382	12,352,429
Provision for loan losses	200,000	3,350,000

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	12,097,382	9,002,429

NON-INTEREST INCOME:
Loan-related fees	398,935	437,981
Gain on sale of loans	1,534,725	1,242,356
Gain on sale of mortgage-backed securities - available-for-sale	401,052	(469,896)
Gain on sale of investment securities - available-for-sale	161,439	1,145,816
Gain on sale of mortgage-backed securities -held to maturity	-	108,578
Other than temporary impairment loss	-	(2,931,768)
Loss on disposal of premises and equipment	(2,005)	(93)
Rental income	421,118	396,929
Gain (Loss)on sale of real estate acquired in settlement of loans	36,442	(38,438)
Service charges on deposits	112,627	137,656
Bank owned life insurance	457,173	476,798
Other income	190,599	177,415

Total non-interest income	3,712,105	683,334

NON-INTEREST EXPENSES:
Salaries and benefits	7,156,348	6,610,216
Occupancy expense	677,885	671,493
Deposit insurance premiums and assessments	742,078	1,151,511
Depreciation	446,770	528,533
Advertising	327,397	321,449
Service bureau charges	497,979	616,248
Service charges from banks	24,399	35,886
Service contracts	364,213	318,986
Stationery, printing and supplies	167,910	163,307
Foreclosure costs	581,508	831,413
Professional services	562,808	593,663
Other taxes	316,630	303,145
Provisions for losses on real estate acquired in settlement of loans	266,283	591,448
Termination expense on other borrowings	-	1,967,187
Other expenses	1,716,711	1,738,157

Total non-interest expenses	13,848,919	16,442,642

EARNINGS (LOSS) BEFORE INCOME TAXES	1,960,568	(6,756,879)

INCOME TAX EXPENSE (BENEFIT)	711,759	(2,883,831)

NET EARNINGS (LOSS)	$1,248,809	$(3,873,048)

BASIC EARNINGS (LOSS) PER COMMON SHARE	$0.16	$(0.49)

DILUTED EARNINGS (LOSS) PER COMMON SHARE	$0.16	$(0.49)

AVERAGE COMMON SHARES OUTSTANDING	7,987,720	7,885,217

AVERAGE DILUTED COMMON SHARES	7,988,148	7,885,217

See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND DECEMBER 31, 2010

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Stockholders'
	Stock	Capital	Earnings	Income(Loss)	Equity

BALANCES, JANUARY 1, 2010	$785	$10,717,631	$44,854,805	$(2,716,504)	$52,856,717

Exercise of Stock Options	7	140,642	-	-	140,649

Tax effect of Stock Options Exercised	-	14,288			14,288

Comprehensive Income:

Net loss	-	-	(3,873,048)	-	(3,873,048)

Other comprehensive income
Reclassification adjustment for
gains, net of taxes of $266,563	-	-	-	(409,337)	(409,337)

Reclassification adjustment for
other than temporary impairment charge	-	-	-	1,775,479	1,775,479
net of taxes of ($1,156,289)

Net changes in unrealized appreciation
on available for sale securities	-	-	-	1,114,145	1,114,145

Total comprehensive loss					(1,392,761)

BALANCES, DECEMBER 31, 2010	792	10,872,561	40,981,757	(236,217)	51,618,893

Exercise of Stock Options	7	220,635	-	-	220,642

Tax effect of stock options exercised	-	2,450	-	-	2,450

Comprehensive income:

Net income	-	-	1,248,809	-	1,248,809

Other comprehensive income
Reclassification adjustment for
gains, net of taxes of $221,846	-	-	-	(340,645)	(340,645)

Net changes in unrealized appreciation
on available for sale securities	-	-	-	1,522,861	1,522,861

Total comprehensive income					2,431,025

BALANCES, DECEMBER 31, 2011	$799	$11,095,646	$42,230,566	$945,999	$54,273,010

See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings (loss)		$1,248,809		$(3,873,048)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Provision for loan losses		200,000		3,350,000
Stock-based compensation		-		-
Provision for losses on real estate acquired in settlement of loans		266,283		591,448
Depreciation		446,770		528,533
Loss on other than temporary impairment charge		-		2,931,768
Loss on disposal on premises and equipment		2,005		93
Accretion of (discounts)/premiums on investment securities		194,959		3,993
Gain on sale of MBS- available for sale		(401,052)		361,318
Gain on sale of investment securities- available for sale		(161,439)		(1,145,816)
(Gain) Loss on sale of other real estate owned		(36,442)		38,438
Gain on sale of loans		(1,534,725)		(1,242,356)
Loans originated for sale		(109,204,387)		(114,753,518)
Proceeds from sale of loans originated for sale		123,128,500		100,130,159
Increase in cash surrender value of bank owned life insurance		(457,173)		(476,798)
Decrease in other assets		930,185		5,992
(Increase) decrease in accrued interest receivable		(82,085)		375,161
Change in deferred income taxes		485,140		(2,591,702)
Change in federal income taxes receivable		629,167		46,923
Excess tax benefits from stock-based compensation		(2,450)		(14,288)
Decrease in accounts payable, accrued expenses and other liabilities		(38,920)		(553,599)
Decrease in accrued interest payable		(18,178)		(12,651)
Increase (Decrease) in net deferred loan fees		21,277		(50,599)

Net cash provided by (used in) operating activities		15,616,244		(16,350,549)

INVESTING ACTIVITIES:

Net decrease in loans receivable- held for investment		16,780,950		9,961,468
Purchase of mortgage-backed securities - available for sale		(48,440,935)		(5,060,964)
Purchase of investment securities - held to maturity		-		(22,735,000)
Purchase of investment securities - available for sale		(65,522,600)		(15,039,576)
Proceeds from sales, calls, and maturities of mortgage-backed securities		27,839,957		53,896,907
Proceeds from sales, calls and maturities of investment securities-available for sale		43,360,570		23,947,004
Proceeds from sales, calls and maturities of investment securities-held to maturity		-		22,735,000
Redemption of Federal Home Loan Bank Stock		998,100		408,700
Purchase of premises and equipment		(453,306)		(163,391)
Development of real estate acquired in settlement of loans		(104,178)		(123,268)
Proceeds from sale of real estate acquired in settlement of loans		4,133,092		3,039,688

Net cash (used in) provided by investing activities		(21,408,350)		70,866,568

FINANCING ACTIVITIES:

Net increase in demand deposits, NOW
accounts and savings accounts		29,050,312		22,202,351
Proceeds from issuance of certificates of deposit		10,528,020		30,249,411
Payments for maturing certificates of deposit		(61,090,708)		(39,679,452)
Net (decrease) increase in advance payments by borrowers for taxes and insurance		(53,242)		7,617
Cash dividend paid		-		-
Increase (decrease) in FHLB Advances		8,000,000		(23,000,000)
Decrease in short term borrowings		-		(30,000,000)
Proceeds from exercise of stock options		223,092		154,937
Excess tax benefits from stock-based compensation		2,450		14,288

Net cash used in financing activities		(13,340,076)		(40,050,848)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(19,132,182)		14,465,171

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		23,534,035		9,068,864

CASH AND CASH EQUIVALENTS, END OF PERIOD
		$4,401,853		$23,534,035

CASH PAID DURING THE PERIOD FOR:

Income taxes	$		$

Interest		$6,035,137		$8,679,791

Non-cash transactions:
Real estate acquired in settlement of loans		$3,023,444		$3,949,137

See notes to consolidated financial statements.

WSB HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 and DECEMBER 31, 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include WSB Holdings, Inc. (“WSB” or “we”) and its wholly owned subsidiaries, The Washington Savings Bank FSB (“the Bank”), WSB, Inc., WSB Realty, LLC and WSB Realty, Inc. (collectively referred to herein, as the “Company”).  All significant intercompany balances and transactions between entities have been eliminated.

Nature of Operations – We are primarily engaged in the business of obtaining funds in the form of savings deposits and investing such funds in mortgage loans on residential, construction, and commercial real estate, and various types of consumer and other loans, mortgage-backed securities, and investment and money market securities.  We grant loans throughout the Washington DC, Baltimore, Northern Virginia and surrounding metropolitan areas.  Borrowers’ ability to repay is dependent upon the economy of these respective areas. WSB, Inc. is primarily engaged in the business of developing single family residential lots. WSB Realty, LLC and WSB Realty, Inc. are both primarily engaged to take assignment of the right to acquire title to certain properties purchased at foreclosure sales.  Management is authorized to take usual and customary activities toward the acquisition, rehabilitation, sale, rental and disposition of these properties.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses, the valuation of real estate held for development, and the valuation of real estate acquired in settlement of loans.

Cash and Cash Equivalents - Cash and cash equivalents include demand deposits at other financial institutions, interest bearing deposits at other financial institutions and federal funds sold.  All cash equivalents have original maturities of three months or less.

Investment Securities and Mortgage-Backed Securities - Investment Securities and Mortgage-Backed Securities are required to be segregated into the following three categories:  trading, held-to-maturity, and available-for-sale.  Trading securities are purchased and held principally for the purpose of reselling them within a short period of time with unrealized gains and losses included in earnings.  Debt securities classified as held-to-maturity are accounted for at amortized cost and require the Company to have both the positive intent and ability to hold those securities to maturity.  Securities not classified as either trading or held-to-maturity are considered to be available-for-sale.  The premium or discount associated with these securities are amortized on a level yield to the full term of the securities. Unrealized gains and losses for available-for-sale securities are excluded from earnings and reported, net of income taxes, as other comprehensive income, a separate component of stockholders’ equity, until realized. Management systematically evaluates investment securities for other-than-temporary declines in fair value on a quarterly basis. This analysis requires management to consider various factors, which include (1) duration and magnitude of the decline in value, (2) the financial condition of the issuer or issuers and (3) the structure of the security. An impairment loss is recognized in earnings only when: (1) we intend to sell the debt security;  (2) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis; or (3) we do not expect to recover the entire amortized cost basis of the security. In situations where we intend to sell or when it is more likely than not that we will be required to sell the security, the entire impairment loss must be recognized in earnings. In all other situations, only the portion of the impairment loss representing the credit loss must be recognized in earnings, with the remaining portion being recognized in stockholders’ equity as a component of other comprehensive income, net of deferred taxes. Credit loss is determined by calculating the present value of future cash flows of the security compared to the amortized cost of the security. Realized gains or losses on the sale of investment and mortgage-backed securities are reported in earnings and determined using the amortized cost of the specific security sold.

Restricted Stock Investments – The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, our investment in this stock is carried at cost.

Loan Origination Fees, Discounts, and Premiums on Loans - Loan origination fees and direct loan origination costs are deferred and recognized as an adjustment to yield over the lives of the related loans utilizing the interest method. The amortization of such deferred fees and costs is adjusted for the prepayment experience on a loan-by-loan basis.  Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, they are recognized over the life of the loan as an adjustment of yield.  If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment.

Loans Receivable - We originate mortgage, commercial and consumer loans for portfolio investment and mortgage loans for sale in the secondary market.  During the period of origination, mortgage loans are designated as either held-for-sale or held-for-investment purposes.  Mortgage loans held-for-sale are carried at the lower of cost or fair value, determined on an individual loan basis. There was no valuation allowance required as of December 31, 2011 or December 31, 2010 on loans held-for-sale. The basis of loans sold include any deferred loan fees and costs. Loans held-for-investment are stated at their principal balance outstanding net of related deferred fees and cost. Transfers of loans held-for-investment to the held-for-sale portfolio are recorded at the lower of cost or market value on the transfer date with any reduction in a loan’s value reflected as a write-down of the recorded investment resulting in a new cost basis with a corresponding charge to the allowance for loan losses.

We enter into commitments to originate residential mortgage loans whereby the interest rate on the loan is determined prior to funding (i.e. rate lock commitments).  Such rate lock commitments on mortgage loans to be sold in the secondary market are considered to be derivatives.  The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 60 days.  We protect our self from changes in interest rates through the use of best efforts forward delivery commitments, whereby, we commit to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan.  As a result, we are not exposed to losses nor will we realize gains related to our rate lock commitments due to changes in interest rates.

The market values of rate lock commitments and best efforts contracts are not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded.  Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Income Recognition on Loans Receivable - Interest on loans receivable is credited to income as earned on the principal amount outstanding.  For those loans that are carried on non-accrual status, interest income is recognized on the cash basis or cost recovery method.  Loans are generally placed on non-accrual status when the collection of principal or interest is four payments or more past due, or earlier, if collection is deemed uncertain. Previously accrued but uncollected interest on these loans is charged against interest income. Loans may be reinstated to accrual status when such loans have been brought current, as to both principal and interest, and the borrower demonstrates the ability to pay and remain current.

Allowance for Loan Losses – The allowance for loan losses represents an amount which, in management’s judgment, reflects probable losses on existing loans and other extensions of credit that may become uncollectible as of the balance sheet date. The allowance for loan losses consists of an allocated component, consisting of both formula and specific allowances, and a non-specific component. The adequacy of the allowance for loan losses is determined through review and evaluation of the loan portfolio along with ongoing monthly assessments of the probable losses inherent in that portfolio, and, to a lesser extent, in unused commitments to provide financing. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances and the non-specific allowance. The amount of the allowance is reviewed monthly by the Loan Committee, and reviewed and approved by the Board of Directors.

The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans. Loss factors consider our historical loss experience in the various portfolio categories over the prior twelve months. The use of these loss factors is intended to reduce the differences between estimated losses inherent in the portfolio and observed losses.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss has been be incurred in an amount different from the amount determined by application of the formula allowance. For other problem-graded credits, allowances are established according to the application of loan risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade.

The non-specific allowance is based upon management’s evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. Such conditions include general economic and business conditions affecting key lending areas, loan quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examinations results and management’s judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Executive management reviews these conditions monthly.

Management believes that the allowance for loan losses reflects its best estimate of the probable losses in the held-for-investment loan portfolio as of the respective balance sheet date. However, the determination of the allowance requires significant judgment, and estimates of probable losses inherent in the loan portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the loan portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our loan portfolio and allowance for loan losses. Such review may result in recognition of additions to the allowance for loan losses based on the examiners’ judgments of information available to them at the time of their examination.

Impairment of Loans - We consider a loan impaired when it is probable that we will be unable to collect all interest and principal payments as scheduled in the loan agreement.  A loan is tested for impairment once it becomes four payments past due. A loan is not considered impaired during a period of “insignificant delay” in payment if the ultimate collectability of all amounts due is expected.  We define an “insignificant delay” in payment as past due less than four payments.  A valuation allowance is maintained to the extent that the measure of the impaired loan is less than the recorded investment. Our residential mortgage and consumer loan portfolios are collectively evaluated for impairment. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, our impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans is carried at the lower of our recorded investment or fair value at the date of acquisition.  Write-downs to fair value at the date of acquisition are charged to the allowance for loan losses.  Subsequent write downs are included in non-interest expense. Costs relating to the development and improvement of a property are capitalized, whereas those relating to holding the property are charged to expense when incurred.  The real estate is carried at the lower of acquisition or fair value net of estimated costs to sell subsequent to acquisition.  Operating expenses of real estate owned are reflected in other non-interest expenses.

The amounts we could ultimately recover from real estate acquired in settlement of loans could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond our control or changes in our strategy for recovering our investment.

Premises and Equipment - Depreciation on buildings, furniture, and equipment is computed using the straight-line method over each asset’s estimated useful life.  Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life or the lease term.  Such estimated useful lives are as follows:
Buildings Improvement to buildings	39 years 5-10 years
Leasehold improvements Furniture, equipment Computer equipment Software	5-10 years 7 years 4 years 3 years
Automobiles	3 years
Mortgage Banking Activities – It is our current practice to sell mortgage loans without retaining loan servicing rights (commonly referred to as “servicing released”). We have not purchased mortgage loans with servicing rights subsequent to 1994.  Prior to 1995, we originated and sold some mortgage loans with servicing retained.  The accounting treatment in effect at that time prohibited the capitalization of mortgage rights on internally originated loans that were subsequently sold.  Accordingly, there are no capitalized mortgage servicing assets at December 31, 2011 and December 31, 2010.

Advertising Costs – We expense advertising costs as they are incurred.

Income Taxes – We file a consolidated federal income tax return with our subsidiaries.  Deferred income tax assets and liabilities are recognized for the future income tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Any deferred tax asset is reduced by the amount of any tax benefit that more likely than not will not be realized.

A tax position is recognized in the financial statements only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

We recognize interest and penalties related to income tax matters in income tax expense.

The tax years before 2008 are no longer subject to U.S. Federal tax examinations.

Earnings Per Share - Basic earnings per share (EPS) is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised. Potentially dilutive common shares include incremental shares issuable upon exercise or outstanding stock options using the Treasury Stock Method.

Stock-Based Compensation - We have incentive compensation plans that permit the granting of incentive and non-qualified awards in the form of stock options.  Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of our common stock on the date the options are granted.  Options predominantly vest over a two year period from the date of grant, and expire not later than ten years from date of grant.

Stock-based compensation is measured based on the grant-date fair value of the awards and the costs are recognized over the period during which an employee is required to provide service in exchange for the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Reclassifications - Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the 2011 presentation.

Recent Accounting Pronouncements

     In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. The provisions of ASU No. 2011-02 became effective for the Company for the interim reporting period ended September 30, 2011.  The Company adopted this statement with no material impact on its financial condition or results of operations except for additional financial statement disclosures.

      In April 2011, the FASB issued ASU No. 2011-03, “Reconsideration of Effective Control for Repurchase Agreements.” ASU No. 2011-03 affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity.  The amendments in ASU No. 2011-03 remove from the assessment of effective control the criterion relating to the transferor’s ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee.  ASU No. 2011-03 also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets.  The guidance is effective for the Company’s reporting period ended March 31, 2012.  The guidance will be applied prospectively to transactions or modifications of existing transaction that occur on or after January 1, 2012.

In June, 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.”  This guidance requires companies to present comprehensive income in a single statement below net income or in a separate statement of comprehensive income immediately following the income statement.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, which is our current presentation. This guidance does not change which items are reported in other comprehensive income or the requirement to report reclassifications of items from other comprehensive income to net income.  This guidance is effective for fiscal years and interim periods beginning after December 15, 2011 and will require retrospective application for all periods presented.

In December 2011, the FASB issued an accounting standards update to increase the disclosure requirements surrounding derivative instruments that are offset within the balance sheet pursuant to the provisions of current GAAP. The objective of the update is to provide greater comparability between issuers reporting under U.S. GAAP versus IFRS and provide users the ability to evaluate the effect of netting arrangements on a company's financial statements. The provisions of the update are effective for annual and interim periods beginning on or after January 1, 2013 and are not expected to add to the Company's current level of disclosures.

2.	LOANS RECEIVABLE

Loans receivable held-for-investment consists of the following:

	December 31,
	2011	2010

FIRST MORTGAGE LOANS:
Secured by single-family residences	$79,719,713	$72,968,063
Secured by 5 or more- residential	3,068,229	3,019,186
Secured by other properties	35,357,446	41,306,353
Construction loans	3,984,630	4,898,672
Land and land development loans	7,450,684	11,613,824
Land acquisition loans	492,120	1,849,875

	130,072,822	135,655,973

SECOND MORTGAGE LOANS	1,977,851	2,597,198

COMMERCIAL AND OTHER LOANS:
Commercial -secured by real estate	76,607,916	92,458,529
Commercial	2,735,036	3,212,401
Loans secured by savings accounts	149,992	205,637
Consumer installment loans	354,317	333,540

	211,897,934	234,463,278

LESS:
Allowance for loan losses	(6,124,116)	(10,219,791)

Deferred loan fees	(420,230)	(398,953)

TOTAL LOANS RECEIVABLE HELD-FOR-INVESTMENT
	$205,353,588	$223,844,534

We originate adjustable and fixed interest rate loans.  The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the 1- or 3-year U.S. Treasury index.  Future market factors may affect the correlation of the interest rate adjustment with the rates we pay on the short-term deposits that have been primarily utilized to fund these loans.  Adjustable interest rate loans at December 31, 2011 and December 31, 2010 were $6.7 million and $5.2 million, respectively.

Allowance for Loan Losses -

Allowance for loan losses and recorded investment in loans for the years ended December 31, 2011 and 2010 is summarized as follows:

For the year ended December 31, 2011	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$2,891	$326	$2,932	$4,067	$4	$10,220
Charge-offs	(1,334)	-	(2,570)	(434)	(4)	(4,342)
Recoveries	21	10	4	10	1	46
Provisions	681	(327)	38	(194)	2	200
Ending Balance	2,259	9	404	3,449	3	6,124
Ending Balance: individually
evaluated for impairment	1,057	0	283	1,595	0	2,935
Ending Balance: collectively
evaluated for impairment	1,202	9	121	1,854	3	3,189

Loans:
Ending Balance	$120,123	$3,985	$7,943	$79,343	$504	$211,898
Ending Balance: individually
evaluated for impairment	13,588	-	3,486	14,256	-	31,330
Ending Balance: collectively
evaluated for impairment	106,535	3,985	4,457	65,087	504	180,568

For the year ended December 31, 2010	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Allowance for loan losses:
Beginning balance	$1,750	$618	$1,871	$3,938	$5	$8,182
Charge-offs	(867)	(232)	(450)	(258)	-	(1,807)
Recoveries	230	25	33	207	-	495
Provisions	1,778	(85)	1,478	180	(1)	3,350
Ending Balance	2,891	326	2,932	4,067	4	10,220
Ending Balance: individually
evaluated for impairment	1,493	255	2,293	1,650	2	5,693
Ending Balance: collectively
evaluated for impairment	1,398	71	639	2,417	2	4,527

Loans:
Ending Balance	$119,890	$4,899	$13,464	$95,671	$539	$234,463
Ending Balance: individually
evaluated for impairment	10,555	1,872	6,807	16,975	2	36,211
Ending Balance: collectively
evaluated for impairment	109,335	3,027	6,657	78,696	537	198,252

The risks associated with each portfolio class are as follows:

First mortgage loans secured by single family residences,  secured by 5 or more residential, secured by other properties and second mortgage loans – The primary risks related to this type of lending include; unemployment, deterioration in real estate values, our ability to access the creditworthiness of the customer, deterioration in the borrower’s financial condition (whether the result of personal issues or general economic downturn), the inability of the borrower to maintain occupancy for investment properties, and an appraisal on a property is not reflective of the true property value.  Portfolio risk includes condition of the economy, changing demand for these types of loans, large concentration of these types of loans and geographic concentration of these types of loans.

Construction loans – Since this portfolio is substantially owner occupied residential construction loans, the loan specific risks and portfolio risks are the same as described above as first mortgage loans secured by single family residences.  However these loans carry the additional risk associated with the builder and the potential for builder cost overruns and/or the builder being unable to complete the construction.

Land development loans and land acquisition loans – The primary loan-specific risk in land and land development are: unemployment, deterioration of the business and/or collateral values, deterioration of the financial condition of the borrowers and/or guarantors creates a risk of default, and that an appraisal on the collateral is not reflective of the true property value. These loans usually include funding for the acquisition and development of unimproved properties to be used for residential or non-residential construction.  We may provide permanent financing on the same projects for which we have provided the development and construction financing.  Portfolio risk includes condition of the economy, changing demand for these types of loans, large concentration of these types of loans, and geographic concentrations of these types of loans.

Commercial and Commercial secured by real estate – The primary loan-specific risks in these types of loans are: unemployment, general deterioration in the economy, deterioration of the business and/or business cash flows, financial condition of the guarantors, deterioration of collateral values, and that an appraisal on any real estate collateral is not reflective of the true property value.  Portfolio risk includes condition of the economy, changing demand for these types of loans, large concentration of these types of loans, and geographic concentration of these types of loans.

Loans secured by savings accounts and consumer installment loans- The primary risks of these loans are: unemployment, and deterioration of the borrower’s financial condition, whether the result of person issues or a general economic downturn.  The portfolio risks for these types of loans is the same as for first mortgage loans secured by single family residences as described above.

Credit quality indicators as of December 31, 2011 are as follows:

Pass: Loans classified as pass generally meet or exceed normal credit standards.  Factors include repayment source, collateral, borrower cash flows, and performance history.

Special Mention:  Loans classified Special Mention loans have potential weaknesses that deserve management’s attention. These loans are not adversely classified and do not expose an institution to sufficient risk to currently warrant adverse classification.

Substandard:  Loans classified as substandard are loans that have a well-defined weakness. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.  These loans are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged as security for the asset.

Doubtful:  Loans classified as doubtful consists of loans where we expect a loss, but not a total loss.  These loans have all the weaknesses inherent in a substandard asset, in addition, these weaknesses make collection highly questionable or improbable based on the existing circumstances.

Loss:  Loans classified as loss are considered uncollectible.  A loan classified as a loss does not mean that an asset has no recovery value, but that it is not practical to defer writing off or reserving all or a portion of the asset, even though partial recovery may be collected in the future.  Loans that are classified as “Loss” are fully reserved for on our financial statements.

The credit risk profile by internally assigned grade under the Allowance for Loan Losses for the years ended December 31, 2011 and 2010 are as follows:

For the year ended December 31, 2011	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Pass	$101,738	$3,985	$3,726	$50,130	$504	$160,083
Special Mention	4,501	-	58	12,251	-	16,810
Substandard	13,724	-	3,889	16,875	-	34,488
Doubtful/Loss	160	-	270	87	-	517
Total	$120,123	$3,985	$7,943	$79,343	$504	$211,898

For the year ended December 31, 2010	Residential Real Estate	Construction	Land and Land Acquisition	Commercial Real Estate and Commercial	Consumer	Total
	(dollars in thousands)
Pass	$102,001	$2,720	$8,232	$64,123	$536	$177,612
Special Mention	6,784	307	290	10,453	-	17,834
Substandard	11,009	1,872	4,885	21,007	3	38,776
Doubtful/Loss	96	-	57	88	-	241
Total	$119,890	$4,899	$13,464	$95,671	$539	$234,463

Information on impaired loans for the years ended December 31, 2011 and 2010 is as follows:

		Unpaid		Average	Interest
For the year ended	Recorded	Principal	Related	Recorded	Income
December 31, 2011	Investment	Balance	Allowance	Investment	Recognized
	(dollars in thousands)
With no related allowance
recorded:
Residential Real Estate	$1,569	$2,467	$-	$2,484	$82
Construction	-	-	-	-	-
Land and Land Acquisition	1,273	2,300	-	2,309	58
Commercial Real Estate
and Commercial	101	101	-	162	19
Consumer	-	-	-	-	-
With an allowance recorded:
Residential Real Estate	$10,962	$12,019	$1,057	$11,057	$542
Construction	-	-	-	-	-
Land and Land Acquisition	1,930	2,213	283	1,938	77
Commercial Real Estate
and Commercial	12,560	14,155	1,595	14,781	501
Consumer	-	-	-	-	-
Total
Residential Real Estate	$12,531	$14,486	$1,057	$13,541	$624
Construction	-	-	-	-	-
Land and Land Acquisition	3,203	4,513	283	4,247	135
Commercial Real Estate
and Commercial	12,661	14,256	1,595	14,943	520
Consumer	-	-	-	-	-

		Unpaid		Average	Interest
For the year ended	Recorded	Principal	Related	Recorded	Income
December 31, 2010	Investment	Balance	Allowance	Investment	Recognized
	(dollars in thousands)
With no related allowance
recorded:
Residential Real Estate	$3,508	$3,508	$-	$3,514	$133
Construction	-	-	-	-	-
Land and Land Acquisition	184	184	-	185	9
Commercial Real Estate
and Commercial	948	948	-	956	36
Consumer	1	1	-	1	-
With an allowance recorded:
Residential Real Estate	$6,967	$8,460	$1,493	$7,275	$315
Construction	1,617	1,872	255	1,602	44
Land and Land Acquisition	4,514	6,807	2,293	4,630	182
Commercial Real Estate
and Commercial	15,352	17,002	1,650	15,362	695
Consumer	-	2	2	2	-
Total
Residential Real Estate	$10,475	$11,968	$1,493	$10,789	$448
Construction	1,617	1,872	255	1,602	44
Land and Land Acquisition	4,698	6,991	2,293	4,815	191
Commercial Real Estate
and Commercial	16,300	17,950	1,650	16,318	731
Consumer	1	3	2	3	-

At December 31, 2011 and 2010, nonaccrual loans are $12.8 million and $27.1 million, respectively.

An age analysis of past due loans as of December 31, 2011 and 2010 are as follows:

For the year ended	2 payments	3 payments	Non-Accrual	Total
December 31, 2011	Past Due	Past Due	Loans	Past Due	Current	Total
	(dollars in thousands)
Residential Real Estate	3,578	2,043	4,436	10,057	110,066	120,123
Construction	-	-	-	-	3,985	3,985
Land and Land Acquisition	2,197	58	1,823	4,078	3,865	7,943
Commercial Real Estate
and Commercial	1,617	-	6,580	8,197	71,146	79,343
Consumer	-	-	-	-	504	504
Total	7,392	2,101	12,839	22,332	189,566	211,898

For the year ended	2 payments	3 payments	Non-Accrual	Total
December 31, 2010	Past Due	Past Due	Loans	Past Due	Current	Total
	(dollars in thousands)
Residential Real Estate	3,903	937	10,753	15,593	104,297	119,890
Construction	-	-	1,648	1,648	3,251	4,899
Land and Land Acquisition	384	193	4,191	4,768	8,696	13,464
Commercial Real Estate
and Commercial	2,390	4,021	10,467	16,878	78,793	95,671
Consumer	-	-	3	3	536	539
Total	6,677	5,151	27,062	38,890	195,573	234,463

            Loans on which the recognition of interest has been discontinued amounted to approximately $12.8 million and $27.1 million at December 31, 2011 and 2010, respectively.  If interest income had been recognized on those loans at their stated rates during the years ending December 31, 2011 and 2010, interest income would have been increased by approximately $1.1 million and $1.6 million, respectively. The total allowance for loan losses on these impaired loans was approximately $2.9 million and $5.7 million at December 31, 2011 and 2010, respectively.

The impaired loans included in the table above were comprised of collateral dependent 1-4 residential real estate, lot loans and commercial real estate loans. The average recorded investment in impaired loans was $32.7 million and $33.5 million at December 31, 2011 and 2010, respectively, which included an average recorded balance in non-performing loans of $19.3 million and $25.0 million at December 31, 2011 and 2010, respectively.

A troubled debt restructure (“TDR”) is when we grant a concession to borrowers that the Bank would not otherwise have considered due to a borrower’s financial difficulties.  All TDRs are considered “impaired”.  The substantial majority of our residential real estate TDRs involved reducing the interest rate for a specified period.  We also have restructured loans involving the restructure of loan terms such as a reduction in the payment requiring interest only payments and/or extending the maturity date of these loans.

We had approximately $20.4 million in TDRs, with approximately $8.3 million added during the twelve month period ending December 31, 2011, the majority of which were on accrual status.
	TDRs on Non-	TDRs on	Total
December 31, 2011 (in thousands)	Accural Status	Accrual Status	TDRs

Residential Real Estate	$267	$7,349	$7,616
Land and Lot Loans	931	1,689	2,620
Commercial Real Estate	687	9,453	10,140

Total TDR's	$1,885	$18,491	$20,376

	TDR's on Non-	TDR's on	Total
December 31, 2010 (in thousands)	Accural Status	Accrual Status	TDR'S

Residential Real Estate	$-	$1,671	$1,671
Construction Loans	-	224	224
Land and Lot Loans	782	1,043	1,825
Commercial Real Estate	-	8,787	8,787

Total TDRs	$782	$11,725	$12,507

We consider an impaired loan to be performing to its modified terms if the loan is not past due 30 day or more as of the report date.

The following reflects a summary of TDR loan modifications outstanding and respective performance under the modified terms as of December 31, 2011.

	TDR's	TDR's Not
	Performing to	Performing to	Total
December 31, 2011 (in thousands)	Modified Terms	Modified Terms	TDR's

Residential Real Estate
Rate reduction	$6,509	$527	$7,036
Extension or other modification	579	-	579
Total residential TDR's	$7,088	$527	$7,615

Land and Lot Loans:
Rate reduction	$1,079	$989	$2,068
Extension or other modification	553	-	553
Total Land and Lot Loans	$1,632	$989	$2,621

Commercial:
Rate reduction	$8,050	$2,090	$10,140
Extension or other modification	-		-
Total commerical TDR's	$8,050	$2,090	$10,140
Total TDR's	$16,770	$3,606	$20,376

	TDR's	TDR's Not
	Performing to	Performing to	Total
December 30, 2010 (in thousands)	Modified Terms	Modified Terms	TDR's

Residential Real Estate
Rate reduction	$1,762	$-	$1,762
Extension or other modification	132	-	132
Total residential TDR's	$1,894	$-	$1,894

Land and Lot Loans:
Rate reduction	$1,043	$783	$1,826
Extension or other modification	-	-	-
Total Land and Lot Loans	$1,043	$783	$1,826

Commercial:
Rate reduction	$8,787	$-	$8,787
Extension or other modification	-		-
Total commerical TDR's	$8,787	$-	$8,787
Total TDR's	$11,724	$783	$12,507

        Non-residential real estate loans had an outstanding balance of $35.4 million and $41.3 million at December 31, 2011 and 2010, respectively.  These loans are considered by management to have somewhat greater risk of collectability due to the dependence on income production.  Additionally, all of our non-residential real estate loans were collateralized by real estate (primarily warehouse and office space) in the Washington, D.C. metropolitan area.

We originate and participate in land and land development loans, real estate construction loans and commercial real estate loans, the proceeds of which are used by the borrower for acquisition, development, and construction purposes.  Often the loan arrangements require us to provide, from the loan proceeds, amounts sufficient for payment of loan fees and anticipated costs during acquisition, development, or construction, including interest.  This type of lending is considered by management to have higher risks.  At December 31, 2011 and 2010, the undisbursed portion of such loans totaled $11.0 million and $19.3 million, respectively.

We have made loans to certain of the Bank’s executive officers and directors. These loans were made on substantially the same terms, including interest rate and collateral requirements, as those prevailing at the time for comparable transactions with unrelated customers. The risk of loss on these loans is considered to be no greater than for loans made to unrelated customers.

The following schedule summarizes changes in amounts of loans outstanding to executive officers and directors:

	Years ended December 31,
	2011	2010

Balance at beginning of year	$4,928,053	$6,288,361
Additions	1,622,208	840,573
Repayments	(1,495,563)	(2,200,881)

Balance at end of year	$5,054,698	$4,928,053

3.	MORTGAGE-BACKED SECURITIES

   Mortgage-backed securities consisted of the following:
	December 31, 2011
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
GNMA certificates	$7,126,518	$226,129	$-	$7,352,647
Private label collaterized mortgage obligations	17,026,220	17,241	684,135	16,359,326
FHLMC pass-through certificates	4,904,114	181,994	-	5,086,108
FNMA pass-through certificates	20,036,967	443,052	-	20,480,019
Freddie Mac pass-through certificates	23,024,218	348,993		23,373,211
Other pass-through certificates	7,634,231	522,715	-	8,156,946
	$79,752,268	$1,740,124	$684,135	$80,808,257

Weighted average interest rate	4.08%

	December 31, 2010
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
GNMA certificates	$965,230	$104,993	$-	$1,070,223
Private label collaterized mortgage obligations	24,942,257	5,052	1,582,644	23,364,665
FHLMC pass-through certificates	10,165,914	263,607	-	10,429,521
FNMA pass-through certificates	9,099,423	250,779	-	9,350,202
Other pass-through certificates	13,788,148	549,078	-	14,337,226
	$58,960,972	$1,173,509	$1,582,644	$58,551,837

Weighted average interest rate	5.39%

The portfolio classified as “Available for Sale” is consistent with management’s assessment and intention as to the portfolio.  While we have the intent to hold and do not expect to be required to sell the securities until maturity, from time to time or with changing conditions, it may be advantageous to sell certain securities either to take advantage of favorable interest rate changes or to increase liquidity.  Securities classified as “Held to Maturity” are not subject to fair value adjustment due to temporary changes in value due to interest rate; while securities classified as “Available for Sale” are subject to adjustment in carrying value through the accumulated comprehensive income line item in stockholders’ equity section of the statement of financial condition.

Gross unrealized losses and fair value by length of time that the individual available-for-sale MBS have been in a continuous unrealized loss position is as follows:
	December 31, 2011		December 31, 2010
		Continuous		Continuous
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses

Less than 12 months	$-	$-	$-	$-

More than 12 months	16,055,478	684,135	23,182,150	1,582,644

Total	$16,055,478	$684,135	$23,182,150	$1,582,644

At December 31, 2011, we have four securities in an unrealized loss position.  These four securities are in an unrealized loss related to our private labeled mortgage backed securities portfolio.

At December 31, 2011, we had no other-than-temporary impairment losses recognized in net earnings, related to available-for-sale investments.  Other-than-temporary impairment loss recognized in net earnings for December 31, 2010 are as follows:

December 31, 2010
Total gross unrealized losses on
other-than-temporary impaired securities	$(3,624,567)

Other-than-temporary loss recognized in prior year	692,799

Portion of losses recognized in
Comprehensive Income(before taxes)	-

Net other-than-temporary impairment	$(2,931,768)
losses recognized in net earnings/(loss)

In evaluating whether a security was other than temporarily impaired, we considered the severity and length of time impaired for each security in a loss position. Other qualitative data was also considered including recent developments specific to the organization issuing the security, market liquidity, extension risk, credit rating downgrades as well as analysis of performance of the underlying collateral.

           During the year ending December 31, 2010, we recognized total non-cash other than temporary impairment (“OTTI”) pre-tax charges to the consolidated statement of operations for $2.9 million for one of our private-labeled MBS.  This security was rated “AAA” by Fitch at origination.  The OTTI charge relates to a credit loss.  Credit losses reflect the difference between the present value of the cash flows expected to be collected and the amortized cost.  After a careful and thorough review of the non-agency mortgage-backed security portfolio, an other than temporary impairment charge was recorded on one of the non-agency mortgage-backed securities.  Significant deterioration occurred in the market values on one of our securities.  Through analysis, we concluded that the entire decrease in value was the result of credit losses and, since our intention was to sell the MBS, the asset was reduced to the current market value.  In November 2010, the Bank sold this MBS, for which $2.9 million in cumulative credit-related OTTI charges had been previously recognized as a charge to non-interest income.

The valuation process and OTTI determination, assumptions related to prepayment, default and severity on the collateral supporting the non-agency MBSs are input into an industry standard valuation model.  The valuation is “Level Three” pursuant to FASB ASC – Topic 820- Fair Value Measurements and Disclosures.

We believe that the unrealized losses, other than those included in the table above, are not other-than-temporary.  The unrealized losses are driven by market illiquidity causing price deterioration.  Because our intention is not to sell the MBS and it is not more likely than not that we will be required to sell the MBS before recovery of their amortized cost bases, which may be maturity, management does not consider these MBS to be other-than-temporarily impaired at December 31, 2011.

We recognized a gain of $401,100 on the sale of mortgage-backed securities during year ending December 31, 2011 compared to a loss of $361,300 for the previous fiscal year.  Proceeds from sale of mortgage-backed securities were as follows as of December 31, 2011 and 2010:
	December 31, 2011
			Gross Realized
	Carrying		Gain (Loss)
	Value	Proceeds	on sales

MBS - available-for-sale	$10,972,982	$11,374,034	$401,052
	$10,972,982	$11,374,034	$401,052

	December 31, 2010
			Gross Realized
	Carrying		Gain (Loss)
	Value	Proceeds	on sales

MBS - available-for-sale	$5,176,790	$4,706,894	$(469,896)
MBS - held-to-maturity	1,842,873	1,951,451	108,578
	$7,019,663	$6,658,345	$(361,318)

4.	INVESTMENT SECURITIES

Investment securities consist of the following:

	December 31, 2011
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
AVAILABLE FOR SALE:
FHLB Agencies	$32,139,478	$505,954	$-	$32,645,432
Farmer Mac	5,000,000	14,350	-	5,014,350
Corporate Bonds	5,000,000	-	53,160	4,946,840
Municipal Bonds	2,291,578	38,985	-	2,330,563
	$44,431,056	$559,289	$53,160	$44,937,185

	December 31, 2010
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

AVAILABLE FOR SALE:
FHLB Agencies	$9,811,049	$326,524	$160,450	$9,977,123
FNMA Agencies	4,985,020	25,330	-	5,010,350
Farmer Mac	5,000,000	-	203,550	4,796,450
Municipal Bonds	2,295,741	31,259	-	2,327,000
	$22,091,810	$383,113	$364,000	$22,110,923

Proceeds from the sale and call of investment securities available-for-sale and proceeds from the called investment securities classified as held-to-maturity were as follows for the respective twelve month periods ending December 31, 2011 and 2010:

	December 31, 2011
			Gross Realized
	Carrying		Gain
	Value	Proceeds	on sales
FHLB Agencies- called - AFS	$31,966,865	$32,000,000	$33,135
FHLB Agencies -sales -AFS	9,995,134	10,123,438	128,304
	$41,961,999	$42,123,438	$161,439

	December 31, 2010
			Gross Realized
	Carrying		Gain
	Value	Proceeds	on sales
FHLB Agencies- called - AFS	$5,140,000	$5,140,000	$-
FHLB Agencies -sales -AFS	14,132,513	15,264,870	1,132,357
FHLB Agencies- called - HTM	22,721,541	22,735,000	13,459
	$41,994,054	$43,139,870	$1,145,816

  Approximately $32.0 million short term investments, callable agencies, were called during the year ending December 31, 2011.  During the year ending December 31, 2011, we sold approximately $10.0 million in short term agencies.

In evaluating whether a security was other than temporarily impaired, we considered the severity and length of time impaired for each security in a loss position. Other qualitative data was also considered including recent developments specific to the organization issuing the security and the overall environment of the financial markets.

Gross unrealized losses and fair value by length of time that the individual available-for-sale investment securities have been in a continuous unrealized loss position are as follows:

	December 31, 2011		December 31, 2010

		Continuous
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses
Less than 12 months:
FHLB Agencies	$-	$-	$4,834,550	$160,450
Farmer Mac Callable	-	-	4,796,450	203,550
Corporte Bond	5,000,000	53,160	-	-
More than 12 months	-	-	-	-
Total	$5,000,000	$53,160	$9,631,000	$364,000

       All of our temporarily impaired securities are defined as impaired due to declines in fair values resulting from increases in interest rates compared to the time they were purchased.  None of these securities have exhibited a decline in value due to changes in credit risk.  Furthermore, we have the ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in fair value and do not expect to realize losses on any of these holdings.  As such, management does not consider the impairments to be other than temporary.

Maturities for the investment securities are as follows:
	2011
	Amortized	Estimated
	Cost	Fair Value
Due in one year or less	$-	$-
Due after one year through five years	8,593,328	8,840,125
Due after five years through ten years	25,841,578	26,059,960
Due after ten years	9,996,150	10,037,100
Total debt securities	$44,431,056	$44,937,185

5.	LAND HELD FOR DEVELOPMENT

WSB’s wholly owned subsidiary, WSB, Inc., previously was established to purchase land in Maryland to develop into single family building lots that were offered for sale to third parties.  The subsidiary also built homes on lots on a contract basis.  However, due to the current economy, the subsidiary has not purchased or participated in developing homes for the past fiscal years ending December 31, 2011 and 2010.

6.	REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

Real estate acquired in settlement of loans consists of the following:

	December 31,
	2011	2010

Single family properties	$603,381	$2,442,164
Land	2,285,183	2,403,944
Construction	743,600	-
Commercial	1,454,753	1,741,045
Less: valuation allowance	(266,283)	(531,208)

	$4,820,634	$6,055,945

7.     PREMISES AND EQUIPMENT

        Premises and equipment consist of the following:

	Years ended
	December 31,
	2011	2010

Buildings	$7,034,554	$6,851,244
Land	1,038,294	1,038,294
Furniture and fixtures	3,427,304	3,194,746
Leasehold improvements	410,559	406,834
Automobiles	173,291	173,291

	12,084,002	11,664,409

Less accumulated depreciation and amortization	(7,276,796)	(6,861,734)

	$4,807,206	$4,802,675

Depreciation expense totaled $446,770 and $528,533 for the years ending December 31, 2011, and 2010, respectively.  Loss on disposal of assets totaled $2,005 and $93 for the years ending December 31, 2011 and 2010, respectively.

The Company has entered into long-term operating leases for certain premises.  Some of these leases require payment of real estate taxes and other related expenses, and some contain escalation clauses that provide for increased rental payments under certain circumstances.  Certain leases also contain renewal options.  Rental expense under leases for the years ended December 31, 2011 and December 31, 2010 was $287,862 and $270,831, respectively.

At December 31, 2011, the minimum rental commitment for the non-cancelable leases is as follows:

Year ending December 31,	Total

2012	$ 286,860
2013	226,856
2014	192,446
2015	120,396
2016	97,415
and thereafter	27,000
$ 950,973

8.	DEPOSITS

           Deposits consist of the following:

	Years Ended
	December 31, 2011		December 31, 2010
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Non-interest-bearing:
Checking accounts	$5,256,111	-%	$6,512,064	-%

Interest-bearing:
NOW accounts	24,289,201	0.43	24,521,769	0.83
Savings deposits	112,009,484	1.08	81,516,744	1.29
Time Deposits	103,495,792	1.95	154,030,565	2.07
	239,794,477		260,069,078

	$245,050,588	1.34%	$266,581,142	1.67%

Time deposits at December 31, 2011 mature as follows:
		Average
	Amount	Interest Rate

Under 6 months	$33,203,037	1.77%
6 to 12 months	25,667,313	1.61
12 to 24 months	14,155,435	1.92
24 to 36 months	14,066,881	2.72
36 to 48 months	10,223,310	2.72
48 to 60 months	6,179,816	1.45

	$103,495,792	1.95%

Our deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”).  The Bank continues to offer FDIC insurance coverage of $250,000 per depositor.  The Dodd-Frank Wall Street Reform and Consumer Protection Act signed on July 21, 2010, made permanent the standard maximum deposit insurance amount of $250,000.

   As of December 31, 2011, we have approximately 176 time deposits with a balance in excess of $100,000 for a total of $24,241,000, compared to approximately 248 for a total of $80,670,148 at December 31, 2010.  These funds were primarily used to fund our loan originations.    We currently have 5 accounts totaling approximately $19.8 million that are funds received through brokers. These brokered accounts consist of individual accounts that are not in excess of $100,000 but issued under master certificates in the broker’s name for a combined total exceeding $100,000.  These types of accounts meet the FDIC requirements and are federally insured.

The following is a summary of interest expense on deposits:

	Years ending December 31,
	2011	2010
NOW Accounts	$ 1,087,483	$ 979,910
Savings Deposits	143,012	119,752
Time Deposits	2,671,803	3,798,488
	$ 3,902,298	$ 4,898,150

9.	BORROWINGS
Borrowings are as follows:

	Year Ended December 31, 2011
	Balance	Rate	Average balance	Weighted
	at year end	at year end	for the year	average rate

FHLB-advances-fixed	$76,000,000	2.64%	$76,000,000	2.64%
Daily Rate Credit	$8,000,000	0.36%	$1,655,000	0.37%
	$84,000,000		$77,655,000

	Year Ended December 31, 2010
	Balance	Rate	Average balance	Weighted
	at year end	at year end	for the year	average rate

FHLB-advances-fixed	$76,000,000	2.64%	$86,700,000	3.16%
Reverse Repurchase Agreements	-		15,800,000	3.82%
	$76,000,000		$102,500,000

The fixed rate advances mature as follows:

Year ending December 31,	Total

2012	$ 8,000,000
2013	22,000,000
2014	20,000,000
2015	-
2016
and thereafter	26,000,000
Total	$ 76,000,000

          At December 31, 2010, total borrowings consisted of $76.0 million in FHLB advances. During the fiscal year ending December 31, 2010, we reduced our borrowings by repaying $30.0 million in reverse repurchases and reduced our FHLB advances by $23.0 million, of which resulted in a pre-payment penalty of approximately $2.0 million, reducing our interest expense.  To meet our funding needs for the fiscal year ending December 31, 2011, FHLB advance consisted of $8.0 million in daily rate credit bringing the balance of our FHLB advances to $84.0 million at December 31, 2011.   Borrowings for fiscal 2011 were as follows:

FHLB Borrowings

Beginning Balance at December 31, 2010	$ 76,000
Matured during fiscal 2011	-
Restructured during fiscal 2011	-
New advances during fiscal 2011	8,000

Ending Balance at December 31, 2011:	$ 84,000

          We are required to maintain collateral against FHLB advances.  This collateral consisted of a blanket lien on our 1-to-4 family residential loan portfolio, commercial real estate loan portfolio and multi-family first trust mortgage portfolio, which had a net collateral value of $61,699,987 and $60,563,685 at December 31, 2011 and 2010, respectively.

              During the years ended December 31, 2011 and 2010, the maximum month end balance of other borrowings was $86.0 million and $129.0 million, respectively.  We currently have an unused secured line of credit of $7.0 million with M & T Bank as well as a $5.0 million unused line of credit with Atlantic Central Bankers Bank which includes $3.0 million unsecured and $2.0 million secured lines of credit.

10.	BENEFIT PLANS

          Profit Sharing/401(k) Retirement Plan – The Bank has a 401(k) Retirement Plan (“401(k)”).  The 401(k) offers a corporate match program of 100% of the first 3% of employee directed contributions and a 50% match up to an additional 2% of employee directed contributions. For the calendar year ending December 31, 2011 and 2010, we recognized expenses of $139,825 and $146,000, respectively.

      Stock Option Plans - We have incentive compensation plans that permit the granting of incentive and non-qualified awards in the form of stock options.  Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of WSB’s common stock on the date the options are granted.  Options predominantly vest over a two year period from the date of grant, and expire not later than ten years from the date of grant.

        All outstanding options are vested and there is currently no unrealized compensation cost related to non-vested share based compensation arrangements.

        Equity Incentive Plans – On April 27, 2011, the stockholders of WSB Holdings, Inc. approved the adoption of the WSB Holdings, Inc. 2011 Equity Incentive Plan, which reserve shares of common stock for issuance to certain key employees and non-employee directors.  The maximum number of shares of our common stock that be issued with respect to awards granted under the plan is 500,000 plus (i) any shares of common stock that are available under the Washington Savings Bank 2001 Stock Option and Incentive Plan (the “2001 Plan”) as of its termination date (which was April 27, 2011) and (ii) shares of common stock subject to options granted under the 2001 Plan that expire or terminate without having been fully exercised.  In no event, however, may the number of shares issuable pursuant to incentive stock options exceed 500,000.  The period during which an option granted under the Plan will be exercisable, as determined by the Administrator, will be set forth in the agreement evidencing the option award.  However, an incentive stock option may not be exercisable for more than ten years from its date of grant.

Information with respect to stock options is as follows:

	December 31,
	2011		2010
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at
beginning of year	341,375	$3.56	445,475	$3.33
Exercised	(70,500)	3.16	(69,000)	2.25
Granted	-	-	-	-
Forfeited/expired	(237,000)	3.37	(35,100)	3.19

Outstanding at
end of year	33,875	$5.71	341,375	$3.56
Exercisable at
end of year	33,875	$5.71	341,375	$3.56

    A summary of options outstanding and exercisable at December 31, 2011 is as follows:

Options Outstanding and Exercisable
		Weighted Average	Options
Exercise		Remaining	Currently
Price	Shares	Life (years.months)	Exercisable
			0
$5.2000	28,875	0.11	28,875
$8.6500	5,000	5.04	5,000

	33,875	1.06	33,875

     There were no options granted during 2011 or 2010.  The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $6,213 and $36,228 respectively.  The aggregate intrinsic value of all options outstanding and exercisable was $0 at December 31, 2011. There was no pre-tax stock-based compensation recognized in the Statements of Operations for the years ended December 31, 2011 and December 31, 2010. All outstanding options are vested and there is currently no unrealized compensation cost related to non-vested share based compensation arrangements.

11.	CONTINGENCIES

None

12.	STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

We are insured by the FDIC through its Deposit Insurance Fund (DIF) and regulated by the Office of the Comptroller of the Currency (“OCC”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).  As a condition of maintaining the insurance of accounts, we are required to maintain certain minimum regulatory capital in accordance with a formula provided in FDIC regulations.  We may not pay dividends on our stock unless all such capital requirements are met.  Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of total capital (as defined) to risk-weighted assets (as defined).  Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it is subject.

Our management believes that, under current regulations, and eliminating the assets of WSB, the Bank remains well capitalized and will continue to meet its minimum capital requirements in the foreseeable future.  However, events beyond the our control, such as a shift in interest rates or a further, unexpected downturn in the economy in areas where we extend credit, could adversely affect future earnings and, consequently, our ability to meet our future minimum capital requirements.

As of December 31, 2011, the Bank remains well capitalized under the regulatory framework for prompt corrective action.  To be categorized as “well-capitalized,” the Bank must maintain minimum core, tier 1 risk-based and total risk-based ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2011 and 2010 are presented in the following tables:

					To Be Considered Well
	Actual		Required for Capital Adequacy Purposes		CapitalizedUnder Prompt Corrective Action
	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2011:
Tangible	$43,584,440	11.61%	$5,633,409	1.50%	N/A	N/A
(to Tangible
Assets)
Core (leverage)	43,584,440	11.61%	15,022,424	4.00%	$18,778,030	5.00%
(to Adjusted
Tangible Assets)
Tier 1 capital	43,584,440	19.64%	N/A	N/A	13,317,186	6.00%
(to Risk
Weighted Assets)
Total capital	46,360,354	20.89%	17,756,248	8.00%	22,195,310	10.00%
(to Risk
Weighted Assets)
At December 31, 2010:
Tangible	$41,326,799	10.69%	$5,800,137	1.50%	N/A	N/A
(to Tangible
Assets)
Core (leverage)	41,326,799	10.69%	15,467,033	4.00%	$19,333,792	5.00%
(to Adjusted
Tangible Assets)
Tier 1 capital	41,326,799	17.12%	N/A	N/A	14,482,215	6.00%
(to Risk
Weighted Assets)
Total capital	44,352,084	18.38%	19,309,620	8.00%	24,137,025	10.00%

The following table summarizes the reconciliation of stockholders’ equity of the Bank to regulatory capital.

	December 31, 2011
	Tangible	Core	Total
	Capital	Capital	Capital

Total stockholders' equity- Bank only	$51,425,694	$51,425,694	$51,425,694

Nonallowable assets:
Unrealized depreciation on available
for sale securities, net of taxes	(935,577)	(935,577)	(935,577)
Disallowed deferred tax asset	(6,905,677)	(6,905,677)	(6,905,677)
Additional item:
Low level recourse			(3,621)
Allowance for loan losses	-	-	2,779,535

Total regulatory capital	$43,584,440	$43,584,440	$46,360,354

	December 31, 2010
	Tangible	Core	Total
	Capital	Capital	Capital

Total stockholders' equity-Bank only	$48,754,877	$48,754,877	$48,754,877

Nonallowable assets:
Unrealized depreciation on available
for sale securities, net of taxes	239,257	239,257	239,257
Disallowed deferred tax asset	(7,667,335)	(7,667,335)	(7,667,335)
Additional item:
Low level recourse			(10,486)
Allowance for loan losses	-	-	3,035,771

Total regulatory capital	$41,326,799	$41,326,799	$44,352,084

At December 31, 2011 and December 31, 2010, tangible assets used in computing regulatory capital were $375,560,600 and $386,675,832, respectively, and total risk-weighted assets used in the computation were $221,953,097 and $241,370,248, respectively.

13.	EARNINGS PER SHARE

Options to purchase 33,875 shares of common stock were not included in the computation of diluted EPS for the period ended December 31, 2011 because their effect would have been anti-dilutive.

There was no dilutive effect on EPS as we experienced a loss for the period ending December 31, 2010.  Options to purchase 341,375 shares of common stock were excluded in the computation of diluted EPS for the period ending December 31, 2010 because their effect would have anti-dilutive   Average common and common equivalent shares used in the determination of earnings per share were:

	Year Ended December 31,

	2011			2010

	Net Income	Shares	Per Share	Net Loss	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Basic EPS

Net earnings (loss) available to
Common Stockholders	$1,248,808	7,987,720	$0.16	$(3,873,048)	7,885,217	$(0.49)

Effect of Dilutive
Options
Incremental Shares		428			-

Diluted EPS
Net earnings (loss) available to
Common Stockholders	$1,248,808	7,988,148	$0.16	$(3,873,048)	7,885,217	$(0.49)

14.	INCOME TAXES

The provision for income taxes consists of the following:

	Year ending
	December 31,
	2011	2010
Current taxes:
Federal	$(1,321,046)	$(292,129)
State	-	-
	(1,321,046)	(292,129)
Deferred taxes (credit):
Federal	1,607,548	(2,049,711)
State	425,077	(541,991)
	2,032,625	(2,591,702)
	$711,579	$(2,883,831)

The provision for income taxes differs from that computed at the statutory corporate tax rate as follows:

	December 31, 2011		December 31, 2010

	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income

Tax at statutory rate	$666,593	34.0%	$(2,297,339)	(34.0)%

Increases (decreases):
State income tax net
of federal income
tax benefit	-	-	-	-
Bank owned life insurance	(155,439)	(7.9)	(162,111)	(2.4)
Tax exempt interest	(32,768)	(1.7)	(32,826)	(0.5)
Reversal of ASC -740 accrual	-	0.0	(101,155)	(1.5)
Other	233,373	11.9	(290,400)	(4.3)

	$711,759	36.3%	$(2,883,831)	(42.7)%

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities.

  The components of net deferred tax assets as of December 31, 2011 and December 31, 2010 are as follows:

	December 31,
	2011	2010

Deferred tax assets:
Deferred loan fees	$840,262	$955,338
Allowance for loan losses	2,415,351	4,030,686
Non accrual interest adjustment	424,424	635,156
Allowance for losses on real estate acquired
in settlement of loans	90,605	209,508
Deferred compensation	8,952	5,908
Unrealized loss on available for sale securities	-	153,825
Depreciation	610,987	634,436
Net Operating Loss carryforward	4,719,667	3,205,033
Other	142,075	55,926

	9,252,323	9,885,816

Deferred tax liabilities:
Unrealized gain on available for sale securities	616,099	-
Deferred rental income	61,634	56,161
	677,733	56,161

Net deferred tax assets	$8,574,590	$9,829,655

15.  FAIR VALUE MEASUREMENTS

The Company applies guidance issued by FASB regarding fair value measurements which provides a framework for measuring and disclosing fair value under generally accepted accounting principles.  This guidance requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under the guidance, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted process in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

Investment securities available-for-sale is recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

We do not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established. Loans for which it is probable that payment of interest and principle will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB’s Accounting Standards Codification Receivables Topic.  The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At December 31, 2011, a majority of all of the totally impaired loans were evaluated based upon the fair value of the collateral. In accordance with guidance regarding fair value measurements, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, we record the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, we record the loan as nonrecurring Level 3.

Loans Held for Sale- Loans held for sale are value based quotations from the secondary market for similar instruments and are classified as level 2 of the fair value hierarchy.

Real Estate Acquired in Settlement of Loans- We record foreclosed real estate assets at the lower cost or estimated fair value on their acquisition dates and at the lower of such initial amount or estimated fair value less estimated selling costs thereafter. Estimated fair value is generally based upon independent appraisal of the collateral. We consider these collateral values to be estimated using Level 2 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	At December 31, 2011 (In thousands)
	Carrying Value December 31, 2011		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Trading Gains and (Losses)		Total Changes in Fair Values Included in Period Earnings
Loans Held-for-sale	$10,245	$		$10,245	$		$		$
Available-for-Sale Agencies callable	37,660		-	37,660		-		-		-
Available-for-Sale, Municipal Bonds	2,330			2,330
Available-for-Sale, Corporate Bonds	4,947			4,947
Available-for-Sale Mortgage-Backed Securities	80,808		-	64,449		16,359		-		0
	$135,990		$-	$119,631		$16,359		$-		$0

	At December 31, 2010 (In thousands)
	Carrying Value December 31, 2010		Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Trading Gains and (Losses)		Total Changes in Fair Values Included in Period Earnings (1)
Loans Held-for-sale	$24,170	$		$24,170	$		$		$
Available-for-Sale Agencies callable	19,784		-	19,784		-		-		-
Available-for-Sale, Municipal Bonds	2,327			2,327
Available-for-Sale Mortgage-Backed Securities	58,552		-	35,187		23,365		-		(2,932)
	$104,833		$-	$81,468		$23,365		$-		$(2,932)

Loans held-for-sale, which are carried at the lower of cost or market, did not have any impairment charge at December 31, 2011.

Assets included in Level 3 include our private-labeled mortgage-backed securities (“MBS”) due to lack of observable market data due to decreases in market activity for these securities.  Our policy is to recognize transfers in and out as of the actual date of the event or change in circumstances that caused the transfer.  No assets were transferred to Level 3 during the period ending December 31, 2011.  The change in the assets included in Level 3 was due to principal repayments and the change in unrealized gains/losses for the twelve month period ending December 31, 2011.  The following assumptions were used for the Level 3 valuations on the five remaining private-labeled MBS:

o
Estimated future defaults are derived by an analysis of the performance of the underlying collateral as well as obtaining models from a third party.  The model addresses each component of the net present value calculation, which includes loss severity rate, current default rate and current voluntary prepayment rate.

o
Each individual security is reviewed and an analysis is prepared for specific credit characteristics of the underlying collateral including recent developments specific to each organization issuing the security, market liquidity, extension risks and credit rating downgrades and an estimate of future defaults is derived.

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods ended December 31, 2011 and December 31, 2010.

	Fair Value Measurements
	Using Significant Unobservable Inputs
	(Level 3)
	Private Labeled Mortgage-Backed
	Securities-Available for Sale
	Twelve months ended December 31,
	2011	2010

Beginning Balance	$23,365	$40,194
Accretion/Amortization of Discount/Premiums	9	57
Payments received	(7,926)	(13,632)
Difference in Unrealized gain (loss)	911	(322)
Other than temporary impairment	-	(2,932)

Ending Balance	$16,359	$23,365

Assets and Liabilities measured at Fair Value on a Nonrecurring Basis

The Company may be required from time to time, to measure certain assets at fair value on a non-recurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the tables below:

	At December 31, 2011 (In thousands)

		Quoted Prices in Active Markets for	Other Observable	Significant Unobservable
	Carrying Value	Identical Assets	Inputs	Inputs
	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Impaired Loans:
Residential Real estate	$12,531	$-	$12,531	$-
Construction	-	-	-	-
Land and land Acquisition	3,203	-	3,203	-
Commercial Real Estate and Commercial	12,661	-	12,661	-
Consumer	-	-	-	-
Total Impaired Loans	28,395	-	28,395	-

Real estate acquired in settlement of loans:
Residential Real estate	$739	$-	$739	$-
Construction	744	-	744	-
Land and land Acquisition	2,176	-	2,176	-
Commercial Real Estate and Commercial	1,162	-	1,162	-
Consumer	-	-	-	-
Total Real estate acquired in settlement of loans:	4,821	-	4,821	-

Total	$33,216	$-	$33,216	$-

	At December 31, 2010 (In thousands)

		Quoted Prices in Active Markets for	Other Observable	Significant Unobservable
	Carrying Value	Identical Assets	Inputs	Inputs
	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Impaired Loans:
Residential Real estate	$12,228	$-	$12,228	$-
Construction	1,617	-	1,617	-
Land and land Acquisition	2,942	-	2,942	-
Commercial Real Estate and Commercial	16,304	-	16,304	-
Consumer	1	-	1	-
Total Impaired Loans	33,092	-	33,092	-

Real estate acquired in settlement of loans:
Residential Real estate	$1,053	$-	$1,053	$-
Construction	1,330	-	1,330	-
Land and land Acquisition	1,976	-	1,976	-
Commercial Real Estate and Commercial	1,697	-	1,697	-
Consumer	-	-	-	-
Total Real estate acquired in settlement of loans:	6,056	-	6,056	-

Total	$39,148	$-	$39,148	$-

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $31.3 million, with a related valuation allowance of $2.9 million.

       Real estate acquired in settlement of loans is carried at the lower of our recorded investment or fair value at the date of acquisition.  Write-downs to fair value at the date of acquisition are charged to the allowance for loan losses.  Subsequent write downs are included in non-interest expense. Costs relating to the development and improvement of a property are capitalized, whereas those relating to holding the property are charged to expense when incurred.  The real estate is carried at the lower of acquisition or fair value net of estimated costs to sell subsequent to acquisition.  Operating expenses of real estate owned are reflected in other non-interest expenses.  The value of OREO properties held due to foreclosures at December 31, 2011 were $4.8 million, which included a valuation allowance of $266,283.

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of ASC 825, “Disclosures about Fair Value of Financial Instruments”.  We have determined the fair value amounts by using available market information and appropriate valuation methodologies.  However, considerable judgment is required in interpreting market data to develop the estimates of fair value.  Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2011		December 31, 2010
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(dollars in thousands)
Assets:
Cash and cash equivalents	$4,402	$4,402	$23,534	$23,534
Loans receivable, net	215,599	219,198	248,014	248,175
Mortgage-backed securities:
Available for sale	80,808	80,808	58,552	58,552
Investment securities:
Available for sale	44,937	44,937	22,111	22,111
Investment in Federal Home
Loan Bank stock	4,504	4,504	5,502	5,502
Bank owned life insurance	12,369	12,369	11,912	11,912

Liabilities:
Deposits:
Non-interest-bearing	5,256	5,256	6,512	6,512
Interest bearing	239,795	240,958	260,069	261,964
Borrowings	84,000	84,315	76,000	76,086

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Loans Receivable, Net - Loans not having quoted market prices are priced using the discounted cash flow method.  The discount rate used is the rate currently offered on similar products.  The estimated fair value of loans held-for-sale is based on the terms of the related sale commitments.

Mortgage-Backed Securities - Fair values are based on quoted market prices or dealer quotes.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investment Securities - Fair values are based on quoted market prices or dealer quotes.  If a quoted market price is not available, fair values are estimated using quoted market prices for similar securities.

Investment in Federal Home Loan Bank Stock - The carrying amount of Federal Home Loan Bank (FHLB) Stock is a reasonable estimate of fair value as FHLB stock does not have a readily available market and can only be sold back to the FHLB at its par value of $100 per share.

Bank Owned Life Insurance - The carrying amount of bank owned life insurance (“BOLI”) purchased on a group of officers is a reasonable estimate of fair value.   BOLI is an insurance product that provides an effective way to offset current employee benefit costs.

Deposits - The fair value of non-interest bearing accounts is the amount payable on demand at the reporting date.  The fair value of interest-bearing deposits is determined using the discounted cash flow method.  The discount rate used is the rate currently offered on similar products.

Borrowings – The fair value of borrowings is determined using the discounted cash flow method.  The discount rate used is the rate currently offered on similar products.

Commitments to Grant Loans and Standby Letters of Credit and Financial Guarantees Written - The majority of our commitments to grant loans and standby letters of credit and financial guarantees written carry current market interest rates if converted to loans.  Because commitments to extend credit and letters of credit are generally unassignable by either us or the borrower, they only have value to us and the borrower and therefore it is impractical to assign any value to these commitments.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2011 and December 31, 2010.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively reevaluated for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

16.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

We are party to financial instruments with off-balance-sheet risk in the normal course of our business to meet the financing needs of our customers and to reduce our own exposure to fluctuations in interest rates.  These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees.

These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.  The contract or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

 Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments.  We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

 Unless noted otherwise, we do not require collateral or other security to support financial instruments with credit risk.

	Contract Amount
	December 31, 2011	December 31, 2010

Financial instruments whose contract amounts represent credit risk:

Commitments to grant mortgage and commercial loans	$493,500	$2,082,866

Unfunded commitments to extend credit under existing construction
equity line and commercial lines of credit	$11,111,154	$19,254,685

Standby letters of credit and financial guarantees written	$194,488	$692,524

Commitments to grant mortgage and commercial loans, which include pending applications, are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon or pending applications will be denied, the total commitment amounts do not necessarily represent future cash requirements.  Historically, approximately seventy-five percent of the agreements and pending applications are drawn upon.  We evaluate each customer’s credit-worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation of the counterparty. Most equity line commitments for the unfunded portion of equity lines are for a term of 12 months and commercial lines of credit are generally renewable on an annual basis.

   Standby letters of credit and financial guarantees written are conditional commitments issued by us to guarantee the performance of a customer to a third party.  Those guarantees are primarily issued to support construction borrowing.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  We hold cash as collateral supporting those commitments for which collateral is deemed necessary.

17.	CONDENSED FINANCIAL STATEMENTS- PARENT COMPANY ONLY

WSB HOLDINGS, INC.
CONDENSED STATEMENTS OF FINANCIAL CONDITION - PARENT COMPANY ONLY
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

	December 31,
	2011	2010
ASSETS

CASH AND CASH EQUIVALENTS:
Cash	$1,751,571	$710,608

Mortgage-backed securities - available for sale at fair value	987,983	1,765,159
Accrued interest receivable on investments	4,046	7,344
Deferred tax asset	31,997	43,692
Investment in wholly owned subsidiaries	51,642,535	48,870,030
Income taxes receivable	-	336,060
Other assets	11,091	14,523

TOTAL ASSETS	$54,429,223	$51,747,416

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Accounts payable, accrued expenses and other liabilities	$156,213	$128,523

Total Liabilities	156,213	128,523

STOCKHOLDERS' EQUITY:
Preferred stock, no stated par value; 10,000,000
shared authorized; none issued and outstanding	-	-
Common stock authorized, 20,000,000 shares at $.0001 par value
7,995,232 and 7,924,732 shares issued and outstanding	799	792
Additional paid-in capital	11,095,646	10,872,561
Retained earnings - substantially restricted	42,230,566	40,981,757
Accumulated other comprehensive income (loss)	945,999	(236,217)

Total stockholders' equity	54,273,010	51,618,893

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$54,429,223	$51,747,416

WSB HOLDINGS, INC.
CONDENSED STATEMENTS - PARENT COMPANY ONLY
As of December 31, 2011 and 2010

Condensed Statement of Operations
	Years Ended December 31,
	2011	2010

INTEREST INCOME:
Interest on mortgage-backed securities	$67,717	$127,454

Total interest income	67,717	127,454

NON-INTEREST INCOME:
Rental income	-	624,656

Total non-interest income	-	624,656

NON-INTEREST EXPENSES:
Salaries and benefits	60,000	131,792
Occupancy expense	-	25,784
Depreciation	-	134,172
Stationery, printing & supplies	-	2,465
Professional services	159,865	187,558
Other taxes	133,957	255,141
Other expenses	122,356	375,462

Total non-interest expenses	476,178	1,112,374

LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
NET INCOME (LOSS) OF SUBSIDIARIES	(408,461)	(360,264)

INCOME TAX BENEFIT	159,600	131,982

EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF SUBSIDIARIES	1,497,670	(3,644,766)

NET INCOME (LOSS)	$1,248,809	$(3,873,048)

Condensed Statement of Cash Flows
	Year Ended December 31,
	2011	2010

Cash Flows from Operating Activities
Net income (loss)	$1,248,808	$(3,873,048)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Equity in undistributed loss of subsidiaries	(1,497,670)	3,644,766
Excess tax benefits from share based payment	(2,450)	(14,288)
Depreciation	-	134,172
Accretion of (discounts)/premiums on MBS	(2,035)	(11,927)
Decrease in other assets	(96,569)	296,033
Decrease (Increase) in income tax receivable	336,060	(242,136)
Deferred income tax benefit	12,637	11,139
Increase (decrease) in current liabilities	27,690	(56,768)
Net cash provided by (used in) operating activities	26,471	(112,057)

Cash Flows from Investing Activities
Repayment on MBS available for sale	791,400	1,099,822
Additional capital in investment to bank	-	(1,250,000)
Net cash provided by (used in) investing activities	791,400	(150,178)

Cash Flows from Financing Activities
Dividends paid	-	-
Exercise of stock options	220,642	140,642
Excess tax benefits from tax-based compensation	2,450	14,288
Net cash provided by financing activities	223,092	154,930

INCREASE (DECREASE) IN CASH	1,040,963	(107,305)
CASH AT THE BEGINNING OF YEAR	710,608	817,913
CASH AT END OF YEAR	$1,751,571	$710,608

18.	QUARTERLY DATA (Unaudited)

Summarized quarterly financial information is as follows (amounts in thousands except per share information):

	First	Second	Third	Fourth
Year Ended December 31, 2011:	Quarter	Quarter	Quarter	Quarter

Interest income	$4,662	$4,616	$4,604	$4,429
Interest expense	1,635	1,532	1,439	1,408
Net interest income	3,027	3,084	3,165	3,021
Provision for loan losses	-	100	100	-
Net interest income after
provision for loan losses	3,027	2,984	3,065	3,021
Income income before income taxes	286	457	726	491
Income tax expense	50	137	316	208
Net income	236	320	410	283
Basic earnings per common share	0.03	0.04	0.05	0.04
Diluted earnings per common share	0.03	0.04	0.05	0.04

	First	Second	Third	Fourth
Year Ended December 31, 2010:	Quarter	Quarter	Quarter	Quarter

Interest income	$5,582	$5,562	$5,030	$4,553
Interest expense	2,560	2,300	1,845	1,670
Net interest income	3,022	3,262	3,185	2,883
Provision for loan losses	-	2,400	950	-
Net interest income after
provision for loan losses	3,022	862	2,235	2,883
Income (Loss) income before income taxes	60	(3,776)	(3,555)	514
Income tax (benefit) expense	(194)	(1,354)	(1,482)	146
Net income (loss)	254	(2,422)	(2,073)	368
Basic earnings (loss) per common share	0.03	(0.31)	(0.26)	0.05
Diluted earnings (loss) per common share	0.03	(0.31)	(0.26)	0.05

ANNEX A
MERGER AGREEMENT AND AMENDMENT NO. 1 THERETO

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 10, 2012, is made by and between Old Line Bancshares, Inc., a Maryland corporation (“OLB”), and WSB Holdings, Inc., a Delaware corporation (“Holdings”).

BACKGROUND

1.           Holdings owns directly all of the outstanding capital stock of The Washington Savings Bank, a federally chartered savings bank (“WSB”).

2.           OLB owns directly all of the outstanding capital stock of Old Line Bank, a Maryland state-chartered commercial bank (“Old Line”).

3.           OLB and Holdings desire for Holdings to merge with and into OLB, with OLB surviving the Merger, in accordance with the applicable laws of the State of Maryland and this Agreement.

4.           As a condition and inducement to OLB to enter into this Agreement, William J. Harnett is concurrently executing a Voting Trust Agreement (the “Voting Trust Agreement”) and Share Election Agreement (the “Share Election Agreement”) in the forms attached hereto as Exhibits A and B.

5.           As an additional condition and inducement to OLB to enter into this Agreement, each of the individuals listed on Exhibit C is concurrently executing a Support Agreement in the form attached as Exhibit D.

6.           Each of the parties, by signing this Agreement, adopts it as a plan of reorganization as defined in IRC Section 368(a) and intends the Merger to be a reorganization as defined in IRC Section 368(a).

7.           OLB and Holdings desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated hereby and governing the transactions contemplated herein.

AGREEMENT

NOW THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I.
GENERAL

Section 1.1                      Background.

The Background information is a substantive part of this Agreement and is incorporated herein and made a part hereof by reference.

Section 1.2                      Definitions.

As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

Acquisition Proposal means a bona fide written proposal for: (A) a merger, consolidation or acquisition of all or substantially all the assets or liabilities of Holdings, any Holdings Subsidiary, or any other business combination involving Holdings or any Holdings Subsidiary; or (B) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, ten percent (10%) or more of the then outstanding shares of Holdings Common Stock or the then outstanding shares of common stock of any Holdings Subsidiary.

Affiliate means, with respect to any Entity, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Entity and, without limiting the generality of the foregoing, includes any executive officer, director, manager or person who beneficially owns more than 10% of the equity or voting securities of the Entity.

AFTAP means adjusted funding target attainment percentage.

Aggregate Cash Consideration has the meaning given to it in Section 2.2.

Aggregate Common Stock Consideration has the meaning given to the term in Section 2.3 of this Agreement.

Aggregate Consideration has the meaning given to the term in Section 2.1 of this Agreement.

Aggregate Holdings Common Stock is equal to the number of shares of Holdings Common Stock outstanding as of the Closing Date, which as of the date of this Agreement is 7,995,232 shares.

Agreement means this Agreement and Plan of Merger, including any amendment or supplement hereto.

Application means an application for regulatory approval, which is required to consummate the Contemplated Transactions.

Articles of Merger means, individually and collectively, the articles of merger to be executed by OLB and Holdings and filed with the SDAT in accordance with the MGCL, and the certificate of merger to be executed by OLB and Holdings and filed with the Delaware Secretary of State, Division of Corporations.

ASC means the Financial Accounting Standards Board’s Accounting Standards Codification.

Average Price means the average of the closing prices of OLB Common Stock as reported on the NASDAQ Capital Market (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source as chosen by the parties).

Bank Certificates has the meaning given to the term in Section 2.9(j) of this Agreement.

Bank Merger has the meaning given to the term in Section 1.4 of this Agreement.

Bank Merger Agreement has the meaning given to the term in Section 1.4(a) of this Agreement.

BHC Act means the Bank Holding Company Act of 1956, as amended.

Business Day(s) means any day or days other than (i) Saturday, (ii) Sunday or (iii) a day on which WSB or Old Line is authorized or obligated by applicable law or executive order to close.

Cash Consideration Shares means the 2,792,974 shares of Holdings Common Stock (subject to adjustment as provided in Article II) that will be converted into the right to receive the Aggregate Cash Consideration at the Effective Time pursuant to Article II of this Agreement.

Cash Election means an Election to receive the Per Share Cash Consideration with respect to all or a portion of a holder’s shares of Holdings Common Stock.

Cash Election Shares has the meaning given to the term in Section 2.5(b)(ii) of this Agreement.

cause, for purposes of Section 5.8(c)(iii)(C), of this Agreement, has the meaning given to the term in Section 5.8(c)(iii)(D) of this Agreement.

Cause, for purposes of Section 5.8(c)(iii)(E) of this Agreement, means (i) any act or failure to act that constitutes fraud, dishonesty, incompetence, willful misconduct, breach of fiduciary duty, personal dishonesty, intentional failure to perform stated duties or violation of any Law (other than a traffic violation or similar offense) or final regulatory order or agreement with the employer; (ii) the conviction of employee of a felony or crime involving moral turpitude; (iii) employee's entering into any transaction or contractual relationship (other than this Agreement) with, or diversion of business opportunity from, employer (other than on behalf of employer or with the prior written consent of employer’s board of directors); or (iv) conduct by employee that results in removal or suspension of employee as an officer or employee of employer pursuant to a written order by any regulatory agency with authority or jurisdiction over employer.

CERCLA means the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601, et seq.

Closing has the meaning given to the term in Section 1.3(a) of this Agreement.

Closing Date has the meaning given to the term in Section 1.3(a) of this Agreement.

Commissioner means the Maryland Office of the Commissioner of Financial Regulation.

Common Stock Election means an Election to receive the Per Share Common Stock Consideration with respect to all or a portion of a holder’s shares of Holdings Common Stock.

Common Stock Election Shares has the meaning given to the term in Section 2.5(b)(i) of this Agreement.

Confidentiality Agreement means the Confidentiality Agreement between OLB and Holdings dated May 21, 2012.

Contemplated Transactions means all of the transactions contemplated by this Agreement, including the (i) Merger, (ii) Bank Merger, and (iii) performance by OLB and Holdings of their respective covenants and obligations under this Agreement.

CRA has the meaning given to the term in Section 3.22 of this Agreement.

Credit Extension means any loan, credit facility, line of credit or letter of credit.

DGCL means the Delaware General Corporation Law, as amended.

Disqualification Event has the meaning given to the term in Section 5.8(c)(ii) of this Agreement.

EDGAR means the SEC’s Electronic Data Gathering and Retrieval system.

Effective Date means the date that includes the Effective Time, which shall be as soon practicable after the Closing Date.

Effective Time means the time at which the Articles of Merger are filed with the SDAT and the Delaware Secretary of State, Division of Corporations and become effective in accordance with the MGCL and the DGCL, respectively.

Election means either a Common Stock Election, a Cash Election, or a Mixed Election.

Election Deadline means 5:00 p.m., Eastern Time, on the day that is five Business Days prior to the Closing Date.

Election Form means a form, in such form as OLB and Holdings shall mutually agree, on which holders of Holdings Common Stock shall make an Election.

Entity means any corporation, limited liability company, partnership, sole proprietorship, trust, joint venture, or other form of organization.

Environmental Assessment means an environmental assessment that is consistent with ASTM 1527-05 or 40 C.F.R. Part 312 and that may include an assessment of the (i) presence of hazardous, toxic, radioactive, or dangerous materials or other materials regulated under Environmental Laws, or (ii) presence, amount, physical condition and location of asbestos-containing materials and lead-based paint or an assessment of indoor environmental issues.

Environmental Laws means any Laws relating to the environment, human health or safety, or Hazardous Materials, including without limitation: CERCLA; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §§ 1801, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§ 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f, et seq.; and the Occupational Safety and Health Act, 29 U.S.C. §§ 651, et seq.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Exchange Agent means the agent designated by OLB (as soon as practicable following execution of this Agreement) to act as the exchange agent for purposes of conducting the election procedure described in Section 2.5(b) and the exchange procedure described in Section 2.9.

Exchange Fund has the meaning given to the term in Section 2.9(a) of this Agreement.

Exchange Option has the meaning given to the term in Section 2.5(g)(i) of this Agreement.

Exchange Ratio means the exchange ratio set forth in Section 2.3 of this Agreement.

Exempt Security has the meaning given to the term in Section 2.4(e) of this Agreement.

FDIC means the Federal Deposit Insurance Corporation.

FHFA means the Federal Housing Finance Agency.

FRB means the Board of Governors of the Federal Reserve System.

GAAP means accounting principles generally accepted in the United States.

Hazardous Materials means: (i) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated for the protection of human health or environment by any Regulatory Authorities, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead.

HOLA means the Home Owners Loan Act of 1933, as amended.

Holdings has the meaning given to the term in the preamble of this Agreement.

Holdings Benefit Plans means any employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of Holdings or any other Entity that, together with Holdings, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

Holdings Certificate means a certificate that immediately prior to the Effective Time represents issued and outstanding shares of Holdings Common Stock.

Holdings Common Stock has the meaning given to the term in Section 3.2(a) of this Agreement.

Holdings Common Stockholder is any holder of record of Holdings Common Stock immediately prior to the Closing Date.

Holdings Common Stockholders’ Meeting means the meeting of the holders of Holdings Common Stock to consider and vote on the Merger.

Holdings Companies means Holdings, WSB, and any other Holdings Subsidiary, collectively.

Holdings Disclosure Schedule means, collectively, the disclosure schedules delivered by Holdings to OLB at or prior to the execution and delivery of this Agreement, as may be updated pursuant to Section 5.7 of this Agreement.

Holdings ERISA Affiliate means any Entity that, together with Holdings, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

Holdings Financials means (a) the consolidated balance sheets of Holdings at December 31, 2010 and 2011, the consolidated statements of income, statements of stockholders’ equity, and consolidated statements of cash flows for Holdings for the years ended December 31, 2009, 2010 and 2011, and the notes thereto, as audited by Stegman & Company and as set forth in Holdings’ Annual Reports on Form 10-K, and (b) the unaudited interim consolidated financial statements and notes thereto included in Holdings’ Quarterly Reports on Form 10-Q for each calendar quarter commencing with the quarter ended June 30, 2012, to be delivered within 45 days after the end of the respective quarter, and (c) unaudited consolidated financial statements for each month end, commencing with the month ended July 31, 2012, to be delivered within 20 days after the end of the respective month.

Holdings Governing Documents has the meaning given to the term in Section 3.1(f) of this Agreement.

Holdings Nominee and Holdings Nominees have the meanings given to the terms in Section 1.3(d)(i) of this Agreement.

Holdings Preferred Stock has the meaning given to the term in Section 3.2(a) of this Agreement.

Holdings Real Property has the meaning given to the term in Section 3.15(a) of this Agreement.

Holdings Regulatory Agreement has the meaning given to the term in Section 3.11(d)(iv) of this Agreement.

Holdings Returns has the meaning given to the term in Section 3.7(e) of this Agreement.

Holdings Subsidiaries means the subsidiaries of Holdings and WSB as set forth in Holdings Disclosure Schedule 3.1(d).

Holdings Taxes has the meaning given to the term in Section 3.7(e) of this Agreement.

Holdings Termination Fee has the meaning given to the term in Section 8.1(c) of this Agreement.

Intellectual Property has the meaning given to the term in Section 3.17 of this Agreement.

IRC means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

IRS means the Internal Revenue Service.

IT Assets has the meaning given to the term in Section 3.17 of this Agreement.

Knowledge of Holdings means the actual knowledge of Holdings’ executive officers and directors.

Knowledge of OLB means the actual knowledge of OLB’s executive officers and directors.

Law means any and all foreign, federal, state and local laws, statutes, ordinances, rules, regulations, codes, and rules of common law, in each case as amended to date, and any and all judicial and administrative interpretations thereof, any judicial and administrative orders, decrees, judgments, injunctions and writs, and any and all policies and directives issued by any Regulatory Authorities.

Letter of Transmittal has the meaning given to the term in Section 2.9(b) of this Agreement.

Liens means all liens, pledges, charges, security interests, mortgages, claims, or other encumbrances of any kind.

Marked Value has the meaning given to the term in Section 2.4(e) of this Agreement.

Material Adverse Effect means a material adverse effect on the assets, financial condition, or results of operations of Holdings or OLB, as applicable, or on the terms and conditions of this Agreement or the Contemplated Transactions or the ability of Holdings or OLB, as applicable, to consummate the Contemplated Transactions, other than, in each case, any change, circumstance or effect relating to (i) any change in the value of the respective investment portfolios of OLB or Holdings resulting from a change in interest rates generally, (ii) any change occurring after the date hereof in any Law or in GAAP or applicable regulatory accounting principles, which change affects banking institutions generally, including any change affecting the Deposit Insurance Fund, (iii) changes in general economic (except in the context of determining a Material Adverse Effect for purposes of asset quality), legal, regulatory or political conditions affecting banking institutions generally, (iv) reasonable expenses incurred in connection with this Agreement and the Contemplated Transactions, (v) actions or omissions of a party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement with the prior written consent of the other party in contemplation of the Contemplated Transactions (including without limitation any actions taken pursuant to Section 5.8 of this Agreement), (vi) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party, and/or (vii) any change resulting from any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; except, in any such case, to the extent such any change, effect or circumstance has or would have a disproportionate effect on the business of Holdings or OLB, as the case may be, relative to other similarly-situated persons.

Maximum Expense Amount has the meaning given to the term in Section 8.1 of this Agreement.

Merger means the merger of Holdings with and into OLB, pursuant to the provisions of the MGCL and DGCL whereupon (i) the separate existence of Holdings shall cease and OLB shall be the surviving corporation and (ii) all of the outstanding shares of Holdings Common Stock will be converted into the right to receive the Merger Consideration as contemplated by this Agreement.

Merger Consideration has the meaning given the term in Section 2.1 of this Agreement.

MGCL means the Maryland General Corporation Law, as amended.

Mixed Election has the meaning given the term in Section 2.5(c) of this Agreement.

No-Election Shares has the meaning given to the term in Section 2.5(b) of this Agreement.

Non-Operational Subsidiaries has the meaning given to the term in Section 3.1(g) of this Agreement.

Non-Residential Credit Extension means a Credit Extension other than for an owner occupied residence.

Objecting Holdings Shares means any shares of Holdings Stock issued and outstanding immediately prior to the Closing Date, the holder of which has not voted in favor of the Merger and who has properly followed the procedures set forth in Section 262 of the DGCL.

OCC means the Office of the Comptroller of the Currency.

OLB has the meaning given to the term in the preamble of this Agreement.

OLB Benefit Plan means any employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other material employee benefit plans, policies, agreements and arrangements currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of OLB or any other Entity that, together with OLB, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

OLB Common Stock has the meaning given to the term in Section 4.2(a) of this Agreement.

OLB Common Stockholders’ Meeting means the meeting of the holders of OLB Common Stock to consider and vote on the Merger.

OLB Companies means OLB, Old Line, and any other OLB Subsidiary, collectively.

OLB Disclosure Schedule means, collectively, the disclosure schedules delivered by OLB to Holdings at or prior to the execution and delivery of this Agreement, as may be updated pursuant to Section 5.7 of this Agreement.

OLB ERISA Affiliate means any Entity that, together with OLB, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o).

OLB Financials means (a) the consolidated balance sheets of OLB at December 31, 2010 and 2011, the consolidated statements of income, statements of stockholders’ equity, and consolidated statements of cash flows for OLB for the years ended December 31, 2009, 2010 and 2011, and the notes thereto, as audited by Rowles & Company, LLP and as set forth in OLB’s Annual Reports on Form 10-K, and (b) the unaudited interim consolidated financial statements and notes thereto included in OLB’s Quarterly Reports on Form 10-Q for each calendar quarter commencing with the quarter ended June 30, 2012, to be delivered within 45 days after the end of the respective quarter, and (c) unaudited consolidated financial statements for each month end, commencing with month ended July 31, 2012 to be delivered within 20 days after the end of the respective month.

OLB Governing Documents has the meaning given to the term in Section 4.1(f) of this Agreement.

OLB Preferred Stock has the meaning given to the term in Section 4.2(a) of this Agreement.

OLB Real Property has the meaning given to the term in Section 4.15(a) of this Agreement.

OLB Regulatory Agreement has the meaning given to the term in Section 4.11(d)(iv) of this Agreement.

OLB Returns has the meaning given to the term in Section 4.7(e) of this Agreement.

OLB Subsidiaries means the subsidiaries of OLB and Old Line as set forth in OLB Disclosure Schedule 4.1(d).

OLB Taxes has the meaning given to the term in Section 4.7(e) of this Agreement.

OLB Termination Fee has the meaning given to the term in Section 8.1(b) of this Agreement.

Old Line has the meaning given to the term in the Background section of this Agreement.

OTS means the former Office of Thrift Supervision.

Outstanding Option has the meaning given to the term in Section 2.5(g)(i) of this Agreement.

PBGC has the meaning given to the term in Section 3.13(b) of this Agreement.

Per Share Cash Consideration has the meaning given to the term in Section 2.1 of this Agreement.

Per Share Common Stock Consideration has the meaning given to the term in Section 2.1 of this Agreement.

Permitted Employees means officers and employees of any of the Holdings Companies at the level of Assistant Vice President or below.

Person means an individual, an Entity and any Regulatory Authority; provided, however, that if any provision of this Agreement in which the term “person” is used specifies a particular definition of “person” for purpose of that provision, then the term shall have the meaning so defined.

Plan of Reorganization has the meaning given to the term in Section 2.9(j) of this Agreement.

Pre-Closing Period means the period commencing on the date of execution of this Agreement through the earlier of (i) the Closing Date, or (ii) the date this Agreement is terminated pursuant to Article VII herein.

Prospectus/Proxy Statement means the prospectus/proxy statement, together with any supplements thereto, to be sent to holders of Holdings Common Stock and holders of OLB Common Stock in connection with the Merger, the Holdings Common Stockholders’ Meeting and the OLB Common Stockholders’ Meeting.

Registration Statement means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act, with respect to the OLB Common Stock to be issued to the Holdings Common Stockholders in connection with the Merger.

Regulatory Authority means any federal, state or local governmental authority, agency or instrumentality, or any self-regulatory organization, including, without limitation, the SEC, the OCC, the OTS, the Commissioner, the FRB, the FDIC, The NASDAQ Stock Market, and the respective staffs thereof.

REO means, with respect to the Holdings Companies and the OLB Companies, real property that the Holdings Companies or the OLB Companies, as the case may be, classify as other real estate owned for financial statement reporting and regulatory purposes.

Replacement Nominee has the meaning given to the term in Section 1.3(d) of this Agreement.

Residential Credit Extension means a Credit Extension for an owner occupied residence.

Rights means warrants, options, rights, convertible securities and other capital stock equivalents, which obligate an Entity to issue its securities.

SDAT means the Maryland State Department of Assessments and Taxation.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Securities Laws means the Securities Act, the Exchange Act, and any applicable state blue sky laws, collectively.

Share Election Agreement has the meaning given to the term in the Background section of this Agreement.

Stock Consideration Shares means all outstanding shares of Holdings Common Stock immediately prior to the Effective Time less the Cash Consideration Shares.

Subsidiary means any Entity, 50% or more of the equity interest of which is owned, either directly or indirectly, by another Entity, except any Entity, the interest in which is held in the ordinary course of the lending or fiduciary activities of a bank.

Superior Proposal has the meaning given to the term in Section 5.8(a)(i) of this Agreement.

Support Agreement has the meaning given to the term in Section 6.2(n) of this Agreement.

Trading Days means the days on which NASDAQ is open for trading.

Voting Trust Agreement has the meaning given to the term in the Background section of this Agreement.

WSB has the meaning given to the term in the Background section of this Agreement.

Section 1.3                      The Merger and Related Transactions.

(a)           Closing.  The closing of the Contemplated Transactions (the “Closing”) will take place at the offices of Ober, Kaler, Grimes and Shriver, P.C. located at 100 Light Street, Baltimore, Maryland, at a time and date to be agreed upon by the parties hereto subsequent to the time that all conditions to Closing (defined below) set forth in Article VI of this Agreement (other than the delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) have been satisfied or waived (the “Closing Date”) subject to the provisions of Section 7.1(e). Subject to Section 7.1(e), The Closing shall take place on or before July 1, 2013 but the parties agree to use reasonable efforts to accomplish the Closing  by December 31, 2012

(b)           The Merger.  Subject to the terms and conditions of this Agreement and in accordance with the applicable laws of the State of Maryland and the State of Delaware, at the Effective Time:

(i)           Holdings shall merge with and into OLB;

(ii)           The separate existence of Holdings shall cease;

(iii)           OLB shall be the surviving corporation in the Merger;

(iv)           Each share of Holdings Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive either the Per Share Common Stock Consideration and/or the Per Share Cash Consideration as provided in Article II of this Agreement; and

(v)           All of the property (real, personal and mixed), rights, powers, duties, obligations and liabilities of Holdings shall be taken and deemed to be transferred to and vested in OLB, as the surviving corporation in the Merger, without further act or deed.

(c)           OLB’s Articles of Incorporation and Bylaws.  On and after the Effective Time, the articles of incorporation and bylaws of OLB, as in effect immediately prior to the Effective Time, shall automatically be and remain the articles of incorporation and bylaws of OLB, as the surviving corporation in the Merger, until thereafter altered, amended or repealed.

(d)           OLB’s and Old Line’s Boards of Directors and Officers.

(i)           Subsequent to the date of this Agreement and in accordance with Section 5.8(c)(ii), OLB shall take such actions as may be necessary to, as of the Effective Time,  appoint or elect William J. Harnett and Michael J. Sullivan (each a “Holdings Nominee” and collectively the “Holdings Nominees”), or, if applicable, a Replacement Nominee listed on Holdings Disclosure Schedule 1.3(d) to the OLB and Old Line boards of directors.

(ii)           At the Effective Time, the officers of OLB duly elected and holding office immediately prior to the Effective Time shall be the officers of OLB, as the surviving corporation in the Merger.

Section 1.4                      The Bank Merger.

Subject to the terms and conditions of the Agreement of Plan of Merger attached hereto as Exhibit E (the “Bank Merger Agreement”) and in accordance with Title 3, Subtitle 7 of the Financial Institutions Article of the Annotated Code of Maryland and applicable federal law, immediately after the Merger, WSB shall be merged with and into Old Line and the separate existence of WSB shall cease (the “Bank Merger”).  Old Line shall be the surviving Entity in the Bank Merger and shall continue its existence as a bank under the laws of the State of Maryland, and as a wholly-owned operating subsidiary of OLB, subject to the provisions of this Section 1.4.

ARTICLE II.
CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

Section 2.1                      Aggregate Consideration

Aggregate Consideration. As described herein, the Merger Consideration payable with respect to each share of Holdings Common Stock shall be either: (i) cash (“Per Share Cash Consideration”) or (ii) the number of shares of OLB Common Stock equal to the Exchange Ratio (“Per Share Common Stock Consideration”).  The Per Share Cash Consideration together with the Per Share Common Stock Consideration shall comprise the total consideration to be paid in the Merger (the “Aggregate Consideration”).

Section 2.2                      Aggregate Cash Consideration and Per Share Cash Consideration.

The “Aggregate Cash Consideration” is an amount equal to $17,009,212, subject to adjustments pursuant to Section 2.4 of this Agreement.  If there is no adjustment pursuant to Section 2.4 of this Agreement, each Holdings Common Stockholder who owns a Cash Consideration Share will receive cash equal to $6.09 in exchange for each such share.

Section 2.3                      Aggregate Common Stock Consideration and Per Share Common Stock Consideration.

The “Aggregate Common Stock Consideration” is an amount equal to $31,655,645, subject to adjustments pursuant to Section 2.4 of this Agreement.  The “Exchange Ratio” is equal to the Aggregate Common Stock Consideration divided by 10.85, with the quotient divided by Stock Consideration Shares.  The Exchange Ratio will be rounded down to the nearest ten-thousandth.

By way of example only, assuming total consideration to be paid in the Merger is $48,664,857, and that, immediately prior to the Effective Time, there are 7,995,232 shares of Holdings Common Stock issued and outstanding, the breakdown of the Aggregate Consideration is as follows: Aggregate Cash Consideration of $17,009,212 for 2,792,974 Cash Consideration Shares and Aggregate Common Stock Consideration of $31,655,645 in OLB common stock for 5,202,258 Stock Consideration Shares.  The Exchange Ratio shall be determined in two steps: (i) dividing $31,655,645 by 10.85, to determine the number of shares of OLB common stock to be exchanged, 2,917,571; (ii) the quotient, 2,917,571 is then divided by the 5,202,258 Stock Consideration Shares.  The quotient, 0.5608, is the Exchange Ratio.

Section 2.4                      Potential Adjustment to Aggregate Consideration.

No later than five Business Days prior to the Closing Date, if applicable, the Aggregate Consideration shall be adjusted as follows:

(a)           Net Operating Loss Adjustments.  Any consolidated pre-tax operating losses of Holdings for any quarter ending after June 30, 2012, excluding any provisions for loan losses, expenses attributable to write-downs of REO, securities gains or losses, and merger related expenses (subject to the limitation described in Section 8.1), shall be deducted dollar-for-dollar from the Aggregate Consideration.

(b)           Asset Quality Adjustments.  Each Holdings or WSB Credit Extension (i) that as of June 30, 2012, was not classified as special mention, substandard or non-accrual, was not subject to impairment under ASC Topic 310, was not more than 90 days past due, was not classified as REO, and/or was not on the watch list (the “Pass Portfolio”) and (ii) that after June 30, 2012, is or becomes classified as special mention, substandard or non-accrual, is or becomes subject to impairment under ASC Topic 310, is or becomes more than 90 days past due, is or becomes REO and/or is added to the watch list (the “Migration Portfolio”) will be valued to determine if the losses on such Credit Extension exceed OLB’s previous estimate of projected losses. A list of OLB estimated losses, if any, for Credit Extensions in the Pass Portfolio are listed in OLB Disclosure Schedule 2.4(b).  During the period prior to the Closing Date, and no less than 10 Business Days prior to the Closing Date, OLB will review with Holdings the valuation of and valuation methodology for each Credit Extension on the Migration Portfolio.  The valuation used will be 75% of an independent evaluation, inclusive of selling costs, with any excess over OLB’s previous estimate of losses in OLB Disclosure Schedule 2.4(b) to be deducted on a post-tax, dollar-for-dollar basis from the Aggregate Consideration.

(c)           Offsets to Asset Quality Adjustments. For each Holdings or WSB Credit Extension (i) that as of June 30, 2012, was classified as special mention, substandard or non-accrual, was subject to impairment under ASC Topic 310, was more than 90 days past due, was REO and/or was on the watch list and (ii) that after  June 30, 2012, is resolved through final sale or pay-off that results in reversal of a provision or reversal of a specific reserve or a recovery of an amount charged-off prior to July 1, 2012, the amount of the reversal of provision or reversal of a specific reserve or the amount recovered will offset any losses described in Section 2.4(b) that are deducted from the Aggregate Consideration.

(d)           Maximum Expense Amount.  To the extent not already included in the net operating loss adjustment pursuant to Section 2.4(a), any costs or expenses incurred in connection with this Agreement that exceed the Maximum Expense Amount shall be deducted from the Aggregate Consideration on a post-tax, dollar-for-dollar basis.

(e)           Investment securities.  Any investment security held by Holdings or WSB that is not specifically identified in the List of Exempt Securities attached hereto as Exhibit F (an “Exempt Security”) will be priced using actual bid-side market pricing. OLB will solicit bids from no less than 30 broker-dealers and bond investors it determines may have an interest in purchasing non-Exempt Securities. A schedule of bid requests and bids received will be provided to Holdings eight Business Days prior to the Closing Date.  The “Marked Value” will be:  (i) the average of the three highest bids received; or (ii) if only two bids are received, the average of the two highest bids received; or (iii) if only one bid or no bids are received, OLB will use reasonable and customary alternative methods of valuation; provided, however, that Holdings will have at least three Business Days to sell the non-Exempt Securities if it desires. The value differential between the Marked Value and the value reported by WSB as of June 30, 2012 or, if purchased after June 30, 2012, the original purchase price, that are greater than $20,000, excluding changes in value due to principal pay-downs, if a loss, will be aggregated and deducted from the Aggregate Consideration on a post-tax dollar-for-dollar basis. If the pricing differentials described above result in a gain, then such gain, on a post-tax basis, will be added to Aggregate Consideration.  However, if any security that is not an Exempt Security is sold, called or matures prior to five days before Closing Date, then the net proceeds received shall be used as the Marked Value.

(f)           Any adjustments to the Aggregate Consideration made pursuant to this Section 2.4 will be made to both the Aggregate Cash Consideration and the Aggregate Stock Consideration with thirty five percent (35%) of such adjustment being made to the Aggregate Cash Consideration and sixty five percent (65%) of such adjustment being made to the Aggregate Stock Consideration.

Section 2.5                      Form of Consideration; Exchange Ratio; Conversion.

(a)           Conversion Alternatives.  Subject to Sections 2.7 and 2.8 concerning fractional shares and Objecting Holdings Shares and Section 2.5(e) concerning allocations, each share of Holdings Common Stock issued and outstanding immediately prior to the Closing Date shall, at the Effective Time, by reason of the Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be converted into the right to receive, at the election of the holder thereof, the Per Share Cash Consideration and/or Per Share Common Stock Consideration as follows:

(b)           Election Procedures.  OLB and Holdings will include a copy of an Election Form with each copy of the Prospectus/Proxy Statement mailed to holders of Holdings Common Stock in connection with the Holdings Common Stockholders’ Meeting, pursuant to which Holdings Common Stockholders will:

(i)           Elect to receive the Per Share Common Stock Consideration with respect to all or a portion of their shares of Holdings Common Stock (the “Common Stock Election Shares”); or

(ii)           Elect to receive the Per Share Cash Consideration with respect to all or a portion of their shares of Holdings Common Stock (the “Cash Election Shares”).

OLB and Holdings shall each use their reasonable efforts to make the Election Form available to all persons who become holders of Holdings Common Stock during the period between the record date for the Holdings Common Stockholders’ Meeting and the Election Deadline.  Any Holdings Common Stockholder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, a properly completed and signed Election Form accompanied by the Holdings Certificate(s) to which such Election Form relates, in form acceptable for transfer (or by an appropriate guarantee of delivery of such Holdings Certificate(s) as set forth in such Election Form from a firm which is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such Holdings Certificate(s) are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery).  If a holder of Holdings Common Stock (i) does not submit a properly completed Election Form before the Election Deadline, (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, or (iii) otherwise fails to make an Election pursuant to Section 2.8(b) of this Agreement, then the shares of Holdings Common Stock held by such holder shall be designated “No-Election Shares.”  Nominee record holders who hold Holdings Common Stock on behalf of multiple beneficial owners shall be required to indicate how many of the shares held by them are Common Stock Election Shares, Cash Election Shares and No-Election Shares.

For purposes of this Section 2.5, any Objecting Holdings Shares shall be deemed to have elected Cash Election Shares.

(c)           Mixed Election.  Subject to the immediately following sentence, each record holder of shares of Holdings Common Stock immediately prior to the Closing Date shall be entitled to elect to receive the Per Share Common Stock Consideration for a portion of such holder’s shares of Holdings Common Stock and the Per Share Cash Consideration for the remaining portion of such holder’s shares of Holdings Common Stock (a “Mixed Election”).  With respect to each holder of Holdings Common Stock who makes a Mixed Election and subject to the allocation rules set forth in Section 2.5(e) below, the shares of Holdings Common Stock that such holder elects to be converted into the right to receive the Per Share Common Stock Consideration shall be treated as Common Stock Election Shares and the shares such holder elects to be converted into the right to receive the Per Share Cash Consideration shall be treated as Cash Election Shares.

(d)           Effective Election.  Any Election shall be properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline.  The Exchange Agent shall have reasonable discretion to (i) determine whether any Election, modification or revocation is received, (ii) determine whether any Election, modification or revocation has been properly made, and (iii) disregard immaterial defects in any Election Form.  Good faith determinations made by the Exchange Agent regarding such matters shall be binding and conclusive.  Neither OLB, Holdings, nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e)           Allocation.  Subject and after giving effect to Section 2.5(b), the Exchange Agent shall effect the allocation of the Aggregate Consideration among the holders of Holdings Common Stock in accordance with their respective Election Forms and the following allocation rules:

(i)           Aggregate Cash Consideration Oversubscribed.  If the number of Cash Election Shares is equal to or more than 2,792,974 shares of Holdings Common Stock, then:

(A)           Each Common Stock Election Share (subject to Section 2.8 with respect to Holdings Objecting Shares) shall be converted into the right to receive the Per Share Common Stock Consideration;

(B)           And All Cash Election Shares and all No-Election Shares shall be allocated by the Exchange Agent such that the number of Cash Election Shares is 2,792,974.

(ii)           Aggregate Cash Consideration Undersubscribed.  If the number of Cash Election Shares is less than 2,792,974 of the total number of shares of Holdings Common Stock issued and outstanding on the Closing Date, then:

(A)           Each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration;

(B)           All Common Stock Election Shares and No-Election Shares shall be allocated by the Exchange Agent such that the number of Cash Election Shares equals 2,792,974.

(f)           Cancellation of Certain Common Stock.  Notwithstanding any other provision of this Section 2.5, at the Effective Time, each share of Holdings Common Stock that is owned, directly or indirectly, by OLB or any of its Subsidiaries (other than shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties or held for debts previously contracted) shall be cancelled and no cash, stock or other property shall be delivered in exchange therefor.

(g)           Stock Options.

(i)           At the Effective Time, all options granted by Holdings under all stock option plans previously adopted by Holdings to purchase shares of Holdings Common Stock that are outstanding and unexercised immediately prior thereto (each, a “Outstanding Option”) shall, subject to the expiration date thereof, be converted as to each whole share subject to such Outstanding Option into an option (each, an “Exchange Option”) to purchase a number of shares of OLB Common Stock equal to the number of shares of Holdings Common Stock which could have been purchased under the Outstanding Option adjusted for the Merger Consideration.  Promptly after the Effective Time, OLB shall file a registration statement on Form S-8 or other appropriate form to register under the Securities Act the shares of OLB Common Stock to be issued upon exercise of the Exchange Options.

(ii)           The per share exercise price of each Exchange Option shall be equal to the per share exercise price set forth in the Outstanding Option adjusted for the Merger Consideration, rounded up to the nearest whole cent.

(iii)           The Exchange Option shall otherwise have the same duration and other terms as the Outstanding Option.

(iv)           The adjustments provided herein with respect to any Outstanding Options that are “incentive stock options” (as defined in IRC Section 422) shall be effected in a manner consistent with IRC Section 422(a).

Section 2.6                      OLB Common Stock.

Each share of OLB Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding.

Section 2.7                      Fractional Shares.

No fractional shares of OLB Common Stock and no scrip or certificates therefor shall be issued in connection with the Merger.  Any former holder of Holdings Common Stock who would otherwise be entitled to receive a fraction of a share of OLB Common Stock shall receive, in lieu thereof, cash in an amount equal to the value of such fraction of a share based on the Per Share Cash Consideration.

Section 2.8                      Objecting Holdings Common Stockholders.

(a)           The Objecting Holdings Shares will not be converted into or represent a right to receive the Merger Consideration under this Agreement, and the holder thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL.

(b)           If any holder of Objecting Holdings Shares shall have failed to comply with Section 262 of the DGCL, or shall have effectively withdrawn or lost the right granted thereunder, and if such holder delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Objecting Holdings Shares held by such holder shall, subject to Section 2.5(e) of this Agreement, be converted into a right to receive the Per Share Common Stock Consideration or the Per Share Cash Consideration in accordance with the Election Form and the applicable provisions of this Agreement.  If any such holder of Holdings Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, and if such holder shall not have delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Objecting Holdings Shares held by such holder shall be designated No-Election Shares and shall be converted on a share by share basis into either the right to receive the Per Share Common Stock Consideration or the Per Share Cash Consideration in accordance with the applicable provisions of this Agreement.

(c)           All payments in respect of Objecting Holdings Shares, if any, will be made by OLB.

Section 2.9                      Surrender and Exchange of Certificates Evidencing Holdings Common Stock.

(a)           Subject to the other provisions of this Article II, on or immediately prior to the Effective Date, OLB shall deposit in trust with or otherwise make available to the Exchange Agent for the benefit of the holders of shares of Holdings Common Stock, for exchange in accordance with this Agreement, through the Exchange Agent, (i) certificates representing the Aggregate Common Stock Consideration, (ii) cash sufficient to pay the Per Share Cash Consideration and (iii) cash sufficient to pay holders of what would have been fractional shares pursuant to Section 2.7 (such cash and certificates for shares of OLB Common Stock being hereinafter referred to as the “Exchange Fund”).

(b)           As soon as practicable after the Effective Time, and in no event later than five Business Days thereafter, the Exchange Agent shall mail to each person or Entity that was a Holdings Common Stockholder a letter of transmittal and instructions for use in effecting the surrender the Holdings Certificates in exchange for the Merger Consideration (the “Letter of Transmittal”).

(c)           Each Holdings Common Stockholder, upon proper surrender of Holdings Certificates to the Exchange Agent, accompanied by duly executed Letters of Transmittal, shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of OLB Common Stock to which such Holdings Common Stockholder shall have become entitled pursuant to the provisions of Section 2.5, and/or (ii) a check representing the amount of Per Share Cash Consideration and any cash in lieu of fractional shares which such holder has the right to receive hereunder.  Each Holdings Certificate so surrendered shall be cancelled.  Until so surrendered, each Holdings Certificate will be deemed for all purposes after the Effective Time to represent and evidence solely the right to receive the Merger Consideration to be paid therefor pursuant to this Agreement.  Except as required by Law, no interest shall be payable with respect to the Per Share Cash Consideration, the cash payable for fractional shares or the cash payable for Objecting Shares.  If any Holdings Common Stockholder is unable to locate any Holdings Certificate(s) to be surrendered for exchange, the Exchange Agent shall deliver the corresponding share of the Merger Consideration to the registered stockholder thereof upon receipt of a lost certificate affidavit and an indemnity agreement in a form acceptable to the Exchange Agent and OLB.

(d)           The delivery of the Merger Consideration by the Exchange Agent shall be as soon as practicable following the receipt by the Exchange Agent of the applicable Holdings Certificate(s) and duly executed Letters of Transmittal.

(e)           No dividends or other distributions declared with respect to OLB Common Stock shall be paid to the holder of any unsurrendered Holdings Certificate until the holder thereof shall surrender such Holdings Certificate(s) in accordance with this Section 2.9.  Pending such surrender, any dividend or distribution payable in respect of such shares shall be delivered to the Exchange Agent to be held as part of the Exchange Fund.  After the surrender of a Holdings Certificate in accordance with this Section 2.9, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of OLB Common Stock represented by such Holdings Certificate.

(f)           To the extent that shares of Holdings Common Stock outstanding immediately prior to the Effective Time are evidenced by one or more certificates representing shares of common stock of WSB, par value $1.00 per share (“Bank Certificates”), that have not been surrendered pursuant to Section 2.03 of that certain Plan of Merger and Reorganization, dated as of August 15, 2007, by and among WSB, Washington Interim Savings Bank, and Holdings (the “Plan of Reorganization”), such shares shall be treated as outstanding shares of Holdings Common Stock, and the Bank Certificates shall be treated as certificates evidencing shares of Holdings Common Stock, for purposes of this Agreement, except that the holders thereof shall be entitled to receive the Per Share Common Stock Consideration and/or the Per Share Cash Consideration in respect thereof only upon the surrender of the Bank Certificates in accordance with Section 2.9(c).  Shares evidenced by Bank Certificates shall in all other respects be subject to the same terms and conditions that apply to shares of Holdings Common Stock evidenced by Holdings Certificates under this Section 2.9, including, without limitation, Section 2.9(e) and Section 2.9(i).

(g)           If any certificate representing shares of OLB Common Stock is to be issued in a name other than that in which the Holdings Certificate(s) surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Holdings Certificate(s) so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of OLB Common Stock in any name other than that of the registered holder of the Holdings Certificate(s) surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(h)           After the Effective Time, there shall be no transfers on the stock transfer books of Holdings of the shares of Holdings Common Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Holdings Certificates (or stock options or stock purchase warrants) are presented for transfer, they shall be cancelled and exchanged for cash and certificates representing shares of OLB Common Stock as provided in this Article II.

(i)           Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of OLB Common Stock shall be issued upon the surrender for exchange of Holdings Certificates, no dividend or distribution with respect to OLB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of OLB.  In lieu of the issuance of any such fractional share, OLB shall pay to each holder of Holdings Common Stock who otherwise would be entitled to receive such fractional share an amount in cash to which such holder would otherwise be entitled to receive pursuant to this Article II, rounded down to the nearest ten-thousandths.

(j)           Any portion of the Exchange Fund that remains unclaimed by the Holdings Common Stockholders for 12 months after the Effective Time shall be paid to OLB.  Any Holdings Common Stockholders who have not theretofore complied with this Section 2.9 shall thereafter look only to OLB for payment of the Merger Consideration deliverable in respect of each share of Holdings Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.  Notwithstanding the foregoing, Holdings, OLB, the Exchange Agent or any other person shall not be liable to any former holder of Holdings Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.10                      OLB Closing Price.

If the average closing price of the OLB stock for the 30 Trading Days prior to five Trading Days prior to the Closing Date is below $8.14 per share, OLB shall have the right but not the obligation to add additional cash or shares of OLB Common Stock to the Merger Consideration so that the Aggregate Consideration would not be less than $40.8 million, subject to any adjustments pursuant to Section 2.4 of this Agreement.

Section 2.11                      Other Matters.

Nothing set forth in this Agreement or any exhibit or schedule to this Agreement shall be construed to:

(a)           Preclude any of the OLB Companies from acquiring or assuming, or to limit in any way the right of any of the OLB Companies to acquire or assume, prior to or following the Effective Date, the stock, assets or liabilities of any financial services institution or Entity other than Holdings or WSB, whether for cash or by issuance or exchange of OLB Common Stock or any securities convertible into shares of OLB Common Stock, unless such transaction would result in a Material Adverse Effect on OLB;

(b)           Preclude OLB from issuing, or to limit in any way the right of OLB to issue, prior to five Business Days before the Effective Date, OLB Common Stock, or other securities in a transaction(s) other than the Contemplated Transactions;

(c)           Preclude OLB from granting employee, director, or compensatory options at any time with respect to OLB Common Stock or other securities in the ordinary course of business;

(d)           Preclude option holders or plan participants of OLB from exercising options at any time with respect to OLB Common Stock or other securities; or

(e)           Preclude any of the OLB Companies from taking, or to limit in any way the right of any of them to take, any other action not expressly and specifically prohibited by the terms of this Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Except as otherwise disclosed in one or more schedules numbered to correspond to the following Sections of this Article III and delivered concurrently with this Agreement, Holdings hereby represents and warrants to OLB as follows:

Section 3.1                      Organization.

(a)           Holdings is a corporation duly incorporated, validly existing, and in good standing under the laws of Delaware.  Holdings is a savings and loan holding company duly registered under the HOLA.  Holdings has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.  Holdings is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on Holdings, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(b)           WSB is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States of America. WSB has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. WSB is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on Holdings, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c)           The deposits of WSB are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

(d)           Holdings Disclosure Schedule 3.1(d) contains a complete and accurate list of all Holdings Subsidiaries.  Each Holdings Subsidiary is duly organized, validly existing and in good standing under the laws of the state of its organization and has the power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.  Each Holdings Subsidiary is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on Holdings, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(e)           The respective minute books of Holdings and each Holdings Subsidiary accurately record, in all material respects, all material actions of their respective equity owners and governing bodies, including committees, in each case in accordance with normal business practice of Holdings or any Holdings Subsidiary.

(f)           Holdings has delivered to OLB true and correct copies of the certificate of incorporation and bylaws of Holdings, and the charter documents and bylaws, operating agreement and/or other governing instrument of each Holdings Subsidiary and each as in effect on the date hereof (collectively, the “Holdings Governing Documents”).

(g)           Holdings Disclosure Schedule 3.1(g) contains a complete and accurate list of all Holdings Subsidiaries that are no longer operational or provide any business function for or on behalf of Holdings or WSB (the “Non-Operational Subsidiaries”).

Section 3.2                      Capitalization.

(a)           The authorized capital stock of Holdings consists of (i) Twenty Million (20,000,000) shares of common stock, $0.0001 par value per share (“Holdings Common Stock”), of which, as of the date of this Agreement, 7,995,232 shares (which number includes 14,141 shares represented by Bank Certificates) of which are validly issued and outstanding, fully paid and nonassessable, free of preemptive rights, except as may be defined in Holdings’ certificate of incorporation, and were not issued in violation of the preemptive rights of any person or in violation of any applicable Securities Laws, and (ii) Ten Million (10,000,000) shares of preferred stock, $0.0001 par value per share (“Holdings Preferred Stock”), of which no shares are issued and outstanding.

(b)           Holdings owns, directly or indirectly, all of the capital stock of the Holdings Subsidiaries, free and clear of any Liens, agreements and restrictions of any kind or nature, except for those Subsidiaries identified in Holdings Disclosure Schedule 3.2(b).  Except as set forth in Holdings Disclosure Schedule 3.2(b), Holdings has not issued nor is Holdings bound by any subscription, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of Holdings Common Stock, Holdings Preferred Stock, or any other security of Holdings or any securities representing the right to vote, purchase or otherwise receive any shares of Holdings Common Stock, Holdings Preferred Stock, or any other security of Holdings.  Accordingly, immediately prior to the Effective Time, there will be no more than 8,029,107 shares of Holdings Common Stock issued and outstanding on a fully diluted basis, and there will be no shares of Holdings Preferred Stock issued and outstanding.

(c)           Except as set forth on Holdings Disclosure Schedule 3.2(c), no person or group is the beneficial owner of 5% or more of the outstanding shares of Holdings Common Stock (the terms “person,” “group” and “beneficial owner” are as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder).

Section 3.3                      Authority; No Violation.

(a)           Holdings has full corporate power and authority to execute and deliver this Agreement, to consummate the Contemplated Transactions and to otherwise comply with its obligations under this Agreement, subject to the receipt of all consents described in Holdings Disclosure Schedule 3.4 and approval of this Agreement by the Holdings Common Stockholders as required by Holdings’ certificate of incorporation and bylaws and the DGCL.  The execution and delivery of this Agreement by Holdings and the consummation by Holdings of the Merger have been duly and validly authorized by the board of directors of Holdings and, except for approval by the Holdings Common Stockholders as required by Holdings’ certificate of incorporation and bylaws and the DGCL, no other corporate proceedings on the part of Holdings are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by Holdings and, assuming the due authorization, execution and delivery of this Agreement by OLB, constitutes the valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)           The execution and delivery of this Agreement by Holdings and the consummation of the Contemplated Transactions, subject to the receipt of all consents described in Holdings Disclosure Schedule 3.4, the approval of this Agreement by the Holdings Common Stockholders as required by Holdings’ certificate of incorporation and bylaws and the DGCL, Holdings’ and OLB’s compliance with any conditions contained in this Agreement, and compliance by Holdings or any Holdings Subsidiary with any of the terms or provisions hereof, do not and will not:

(i)           Conflict with or result in a breach of any provision of the Holdings Governing Documents;

(ii)           Violate any Law applicable to Holdings or any Holdings Subsidiary or any of their respective properties or assets; or

(iii)           Except as described in Holdings Disclosure Schedule 3.3(b) or pursuant to which consent or notification is required as set forth in Holdings Disclosure Schedule 3.4, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of Holdings or any Holdings Subsidiary under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which Holdings or any Holdings Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except where such termination, acceleration or creation would not have a Material Adverse Effect on Holdings.

(c)           WSB has all requisite corporate power and authority to execute and deliver the Bank Merger Agreement, and to consummate the transactions contemplated thereby, subject to the receipt of all consents described in Holdings Disclosure Schedule 3.4.  The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by the board of directors of WSB and, other than the approval of the Bank Merger Agreement by Holdings as the sole stockholder of WSB as required by Law, no further corporate proceedings of WSB are needed to execute and deliver the Bank Merger Agreement and consummate the transactions contemplated thereby.  The Bank Merger Agreement has been duly authorized and, upon due authorization, execution and delivery by WSB, will be a legal, valid and binding agreement of WSB enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.  At the Closing, all other agreements, documents and instruments to be executed and delivered by WSB that are referred to in the Bank Merger Agreement, if any, will have been duly executed and delivered by WSB and, assuming due authorization, execution and delivery by the counterparties thereto, will constitute the legal, valid and binding obligations of WSB, enforceable against WSB in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and by general equitable principles.

Section 3.4                      Consents.

Except as described in Holdings Disclosure Schedule 3.4, no consents or approvals of, or filings or registrations with, any Regulatory Authorities or other third parties are necessary in connection with the execution and delivery of this Agreement by Holdings or the consummation of the Contemplated Transactions by Holdings, except where the failure to obtain such consents or approvals, or make such filings or registrations, would not have a Material Adverse Effect on Holdings.

Section 3.5                      Financial Statements.

(a)           Holdings has previously delivered the Holdings Financials to OLB, except those pertaining to quarterly and monthly periods commencing after June 30, 2012, which it will deliver by each respective delivery date as required by this Agreement.  The delivered Holdings Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Holdings as of and for the periods ended on the dates thereof.  The delivered Holdings Financials, other than unaudited consolidated financial statements for each month end, have been prepared in accordance with GAAP consistently applied, except for (i) omission of the notes from the financial statements, applicable to any interim period, and (ii) with respect to any interim period, normal year-end adjustments and notes thereto.

(b)           Holdings did not, as of the date of the Holdings Financials or any subsequent date, have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise that are not fully reflected or reserved against in the balance sheets included in the Holdings Financials at the date of such balance sheets that would have been required to be reflected therein in accordance with GAAP consistently applied or disclosed in a note thereto, except for liabilities, obligations and loss contingencies that are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities and obligations that are within the subject matter of a specific representation and warranty herein or that have not had a Material Adverse Effect on Holdings and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of notes.

Section 3.6                      No Material Adverse Effect.

Except as disclosed on Holdings Disclosure Schedule 3.6, neither Holdings nor any Holdings Subsidiary has suffered any adverse change in their respective assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), liquidity, net worth, property, financial condition results of operations or any damage destruction or loss, whether or not covered by insurance, since June 30, 2012, which change has had a Material Adverse Effect on Holdings.

Section 3.7                      Taxes.

(a)           Except as disclosed in Holdings Disclosure Schedule 3.7(a), all Holdings Returns  required to be filed by or on behalf of the Holdings Companies have been duly filed on a timely basis and such Holdings Returns are true, complete and correct in all material respects, or requests for extensions to file the Holdings Returns have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a Material Adverse Effect on Holdings.  All Holdings Taxes shown to be due and payable on the Holdings Returns or on subsequent assessments with respect thereto have been paid in full or adequate reserves have been established in the Holdings Financials for the payment of such Holdings Taxes, except where any such failure to pay or establish adequate reserves, in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the Holdings Companies.  Each of the Holdings Companies has withheld and paid over all Holdings Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.  There are no Liens on any of the assets of the Holdings Companies with respect to Holdings Taxes, other than Liens for Holdings Taxes not yet due and payable.

(b)           Except as disclosed on Holdings Disclosure Schedule 3.7(b), no deficiencies for Holdings Taxes have been claimed, proposed or assessed by any taxing or other governmental authority against the Holdings Companies that have not been settled, closed or reached a final determination, or that have not been adequately reserved for in the Holdings Financials, except for deficiencies that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on Holdings.  There are no pending audits relating to any Holdings tax liability of the Holdings Companies to which any of the Holdings Companies has received written notice.  Except as disclosed on Holdings Disclosure Schedule 3.7(b), none of the Holdings Companies is a party to any action or proceeding for assessment or collection of Holdings Taxes, nor have such events been asserted or, to the Knowledge of Holdings, threatened against any of the Holdings Companies or any of their assets.  No waiver or extension of any statute of limitations relating to Holdings Taxes is in effect with respect to the Holdings Companies.  No power of attorney has been executed by any of the Holdings Companies with respect to any Holdings tax matter that is currently in force.

(c)           WSB has disclosed on its federal income tax Holdings Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the IRC.  None of the Holdings Companies has agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) by reason of a change in accounting method or otherwise.  None of the property of the Holdings Companies is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax-exempt use property” (within the meaning of Section 168(h) of IRC) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of IRC).  Except as disclosed on Holdings Disclosure Schedule 3.7(c), none of the Holdings Companies is a party to any Holdings tax sharing agreement or has any continuing obligations under any prior Holdings tax sharing agreement.  None of the Holdings Companies is, or has been, a member of any other affiliated, consolidated, combined, unitary or similar group for Holdings tax purposes.

(d)           None of the Holdings Companies has taken or agreed to take any action that would, or failed to take any action the omission of which would, prevent or impede the Merger from qualifying as a reorganization under Section 368 of IRC.  None of the Holdings Companies has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the IRC (or any similar provision of state, local or foreign law) applied.

(e)           As used in this Agreement, the term “Holdings Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), real property gains taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any of the Holdings Companies is required to pay, withhold or collect.  As used in this Agreement, the term “Holdings Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Holdings Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

(f)           True and complete copies of the federal income tax returns and any amendments thereto of the Holdings Companies as filed with the IRS for the years ended December 31, 2007 through 2011 have been furnished to OLB, and, if the Effective Date is later than the due dates therefor, true and complete copies of the federal income tax returns of the Holdings Companies for the year ended December 31, 2012 will be furnished to OLB within five business days of filing.

(g)           True and complete copies of the state income tax returns of the Holdings Companies as filed with the State of Maryland for the years ended December 31, 2010 and 2011 have been furnished to OLB, and, if the Effective Date is later than the due dates therefor, true and complete copies of the state income tax returns of the Holdings Companies for the year ended December 31, 2012 will be furnished to OLB within five business days of filing.

Section 3.8                      Contracts.

(a)           Except as described in Holdings Disclosure Schedule 3.8(a), 3.11, 3.13(a), or 3.15(a), neither Holdings nor any Holdings Subsidiary is a party to or subject to:

(i)            Any employment, consulting, severance, “change-in-control,” or termination contract or arrangement with or for any officer, director, employee, independent contractor, agent, or other person;

(ii)           Any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing, or similar arrangements for or with any officer, director, employee, independent contractor, agent, or other person;

(iii)          Any collective bargaining agreement with any labor union relating to employees;

(iv)          Any agreement which by its terms limits the payment of dividends by Holdings or any Holdings Subsidiary;

(v)           Except in the ordinary course of business, any material instrument evidencing or related to indebtedness for borrowed money, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Holdings or any Holdings Subsidiary is an obligor to any person, other than deposits, repurchase agreements, bankers acceptances and “treasury tax and loan” accounts established in the ordinary course of business, instruments relating to transactions entered into in the customary course of the banking business of WSB, and transactions in “federal funds,” or that contains financial covenants or other restrictions, other than those relating to the payment of principal and interest when due, which would be applicable on or after the Effective Time;

(vi)          Any contract, other than this Agreement, which restricts or prohibits Holdings or any Holdings Subsidiary from engaging in any type of business permissible under applicable Law;

(vii)         Any contract, plan or arrangement that provides for payments or benefits in certain circumstances that, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the IRC;

(viii)        Any contract involving Intellectual Property (other than contracts entered into in the ordinary course with customers and “shrink wrap” software licenses);

(ix)           Except in the ordinary course of business, any lease for real property;

(x)           Any contract or arrangement with any broker-dealer or investment adviser;

(xi)          Any investment advisory contract with any investment company registered under the Investment Company Act of 1940;

(xii)         Any contract or arrangement with, or membership in, any local clearing house or self-regulatory organization; or

(xiii)        Any contract in which Holdings or any Holdings Subsidiary has liability of over $100,000.

(b)           All the contracts, plans, arrangements and instruments listed in Holdings Disclosure Schedule 3.8(a), 3.11, 3.13(a), or 3.15(a) are in full force and effect on the date hereof, and neither Holdings, any Holdings Subsidiary nor, to the Knowledge of Holdings, any other party to any such contract, plan, arrangement or instrument, has breached any provision of, or is in default under any term of, any such contract, plan, arrangement or instrument and no party to any such contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions thereof as a result of the Contemplated Transactions, except where such breach, default or termination is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Holdings.

Section 3.9                      Ownership of Personal Property; Insurance Coverage.

(a)           Each of the Holdings Companies has good title to all of its tangible and intangible personal property that is material to its business, including the personal property reflected in the balance sheets contained in the Holdings Financials, subject to no Liens, except:

(i)             Those items that secure liabilities for borrowed money and that are described in Holdings Disclosure Schedule 3.9(a) or permitted under Article V hereof;

(ii)            Statutory Liens for amounts not yet delinquent or which are being contested in good faith;

(iii)           Liens for current taxes not yet due and payable;

(iv)           Pledges to secure deposits and other Liens incurred in the ordinary course of the business of banking;

(v)            Liens, imperfections of title, easements and other defects of title which are not reasonably likely to have a Material Adverse Effect on Holdings or any Holdings Subsidiary;

(vi)           With respect to personal property reflected in the balance sheets contained in the Holdings Financials, (A) dispositions and encumbrances for adequate consideration in the ordinary course of business since the date of such balance sheets and/or (B) dispositions of obsolete personal property since the date of such balance sheets;

(vii)           Those items that are reflected as liabilities in the Holdings Financials; and

(viii)           Items of personal property that are held in any fiduciary or agency capacity.

(b)           With respect to material items of personal property that are used in the conduct of its business and leased from other persons, each of the Holdings Companies has the right to use such personal property in all material respects as presently used.

(c)           With respect to all agreements pursuant to which Holdings or any Holdings Subsidiary has purchased securities subject to an agreement to resell, if any, Holdings or such Holdings Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(d)           Holdings and each Holdings Subsidiary maintain insurance in amounts considered by Holdings to be reasonable for their respective operations, and, to the Knowledge of Holdings, such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither Holdings nor any Holdings Subsidiary has received notice from any insurance carrier that:

(i)           The insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii)           Premium costs with respect to such insurance will be substantially increased.

(e)           Holdings and each Holdings Subsidiary maintain such fidelity bonds and errors and omissions insurance as may be customary or required under applicable Laws.

Section 3.10                      Litigation and Other Proceedings.

Except as disclosed on Holdings Disclosure Schedule 3.10, there are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the Knowledge of Holdings, threatened before any court or administrative body in any manner against any of the Holdings Companies or any of their properties or capital stock.  To the Knowledge of Holdings, no pending or threatened litigation or proceeding described in Holdings Disclosure Schedule 3.10 could reasonably be expected to (i) have a Material Adverse Effect on the Holdings Companies, (ii) question the validity of any action taken or to be taken in connection with this Agreement or the Contemplated Transactions, or (iii) materially impair or delay the ability of the Holdings Companies to perform their obligations under this Agreement.  Except as disclosed on Holdings Disclosure Schedule 3.10, none of the Holdings Companies is in default with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or Regulatory Authority.

Section 3.11                      Compliance with Applicable Law.

Except as disclosed on Holdings Disclosure Schedule 3.11:

(a)           Each of the Holdings Companies holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its respective businesses under, and has complied in all material respects with, applicable Laws (including, but not limited to, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the Bank Secrecy Act, fair lending laws or other laws relating to discrimination, consumer disclosure, consumer privacy and currency transaction reporting);

(b)           Each of the Holdings Companies has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required by Law to file with any Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith;

(c)           No Regulatory Authority has initiated any proceeding or, to the Knowledge of Holdings, investigation into the business or operations of the Holdings Companies;

(d)           Neither Holdings nor any Holdings Subsidiary has received any notification or communication from any Regulatory Authority:

(i)           Asserting that Holdings or any Holdings Subsidiary is not in substantial compliance with any Law which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii)           Threatening to revoke any license, franchise, permit or governmental authorization that is material to Holdings or any Holdings Subsidiary;

(iii)           Requiring or threatening to require Holdings or any Holdings Subsidiary, or indicating that Holdings or any Holdings Subsidiary may be required, to enter into a cease and desist order, consent agreement, other agreement or memorandum of understanding, or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of Holdings or any Holdings Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv)           Directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Holdings or any Holdings Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence and addressed specifically to Holdings or WSB, herein referred to as a “Holdings Regulatory Agreement”);

(e)           Neither Holdings nor any Holdings Subsidiary has received, consented to, or entered into any Holdings Regulatory Agreement;

(f)           There is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any Holdings Regulatory Agreement, except to the extent permitted by such Holdings Regulatory Agreement; and

(g)           There is no injunction, order, judgment or decree imposed upon Holdings or any Holdings Subsidiary or the assets of Holdings or any Holdings Subsidiary.

Section 3.12                      Labor Matters.

There are no labor or collective bargaining agreements to which Holdings or any Holdings Subsidiary is a party. There is no union organizing effort pending or to the Knowledge of Holdings, threatened against Holdings or any Holdings Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Holdings, threatened against Holdings or any Holdings Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Holdings, threatened against Holdings or any Holdings Subsidiary (other than routine employee grievances that are not related to union employees). Holdings and each Holdings Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. Holdings and each Holdings Subsidiary represents that they have not made any commitments to others inconsistent with or in derogation of any of the foregoing. Except as disclosed on Holdings Disclosure Schedule 3.10, there are no pending or, to the Knowledge of Holdings, threatened claims or suits against Holdings or any Holdings Subsidiary under any applicable labor or employment law or brought or made by a current or former employee or applicant for employment.

Section 3.13                      ERISA.

(a)           Holdings has identified in Holdings Disclosure Schedule 3.13(a) the Holdings Benefit Plans and provided a copy of all available written documents including:

(i)           The most recent actuarial reports (if any) and financial reports Holdings has received relating to those Holdings Benefit Plans that constitute “qualified pension plans” under IRC Section 401(a);

(ii)           The most recently filed Form 5500, together with schedules and attachments, as required (if any) relating to such Holdings Benefit Plans that have been  filed with the United States Department of Labor;

(iii)           The most recent favorable determination letters issued by the IRS which pertain to any such Holdings Benefit Plans that are “qualified pension plans” under IRC Section 401(a); and

(iv)           Summary plan descriptions and any amendments thereto and any insurance, third party administrator or administrative services only contracts related to the Holdings Benefit Plans within the meaning of ERISA Section 3(1) or 3(2).

(b)           Holdings and any Holdings ERISA Affiliate have paid in full any insurance premiums due to the Pension Benefit Guaranty Corporation (“PBGC”) with respect to any defined benefit pension plans for the six years prior to, and through, the Effective Date.  Except as disclosed in Holdings Disclosure Schedule 3.13(b), no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by Holdings or any Holdings ERISA Affiliate, has been terminated or is under notice from the PBGC of any threat of termination under the procedures of the PBGC.  To the Knowledge of Holdings, no circumstance has occurred for which  any reportable event under ERISA Section 4043(b) has been or would be required which has not been reported or with respect to which the notice requirement has not been waived. Except as set forth on Holdings Disclosure Schedule 3.13(b), no Holdings Benefit Plan is subject to IRC Section 412 or Title IV of ERISA, and as of the Effective Date no condition will exist which will present a material risk to OLB of incurring any liability to the PBGC or on account of the failure to comply with any such provisions in connection with any such Holdings Benefit Plan.

(c)           Neither Holdings nor any Holdings ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d)           Each Holdings Benefit Plan substantially complies in all material respects with the applicable requirements of ERISA, the IRC, the Securities Act, and any other applicable laws governing the Holdings Benefit Plan, and each Holdings Benefit Plan has at all times been administered substantially in all material respects in accordance with all requirements of applicable law. Each Holdings pension plan which is intended to be qualified under Section 401(a) of the IRC and its trust exempt from federal income tax under IRC Section 501(a) has received, or is entitled to rely upon, a favorable determination letter from the IRS, and to the Knowledge of Holdings there are no circumstances that will or could result in revocation of, or inability to continue to rely upon, any such favorable determination letter. To the knowledge of Holdings, and without limiting the foregoing, the following are true:

(i)           Each Holdings Benefit Plan that is a defined benefit pension plan subject to IRC Section 412 or Title IV of ERISA as of the most recent actuarial valuation has an AFTAP determined under IRC Section 430 and 436 that exceeds the AFTAP level that would impose any funding-based limit on such plan under IRC Section 436.

(ii)           Each Holdings Benefit Plan that is a defined contribution pension plan that is intended to be qualified under IRC Section 401(a) has had all contributions made to the plan trust in accordance with the terms of the plan on a timely basis under the IRC and ERISA.

(iii)           With respect to each Holdings Benefit Plan, Holdings is not aware of any occurrence or contract that would constitute any “prohibited transaction” within the meaning of Section 4975(c) of the IRC or Section 406 of ERISA, which transaction is not exempt under applicable Law, including Section 4975(d) of the IRC or Section 408 of ERISA;

(iv)           Except as disclosed in Holdings Disclosure Schedule 3.13(a), no Holdings Benefit Plan is an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the IRC;

(v)           No Holdings Benefit Plan is a Qualified Foreign Plan as the term is defined in Section 404A of the IRC and no Holdings Benefit Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions;

(vi)           No Holdings welfare plan is a Voluntary Employees’ Beneficiary Association as defined in Section 501(c)(9) of the IRC;

(vii)           All Holdings welfare plans and their related trusts comply in all material respects with and have been administered in substantial compliance with (A) Section 4980B of the IRC and Sections 601 through 609 of ERISA and all Department of Treasury and U.S. Department of Labor regulations issued thereunder, respectively, (B) the Health Insurance Portability and Accountability Act of 1996, and (C) the U.S. Department of Labor regulations issued with respect to such welfare benefit plans; and

(viii)           With respect to each Holdings Benefit Plan, Holdings or any Holdings ERISA Affiliate has the authority to amend or terminate the Holdings Benefit Plan at any time, subject to the applicable requirements of ERISA and the IRC and the provisions of the Holdings Benefit Plan.

(e)           There is no existing, or, to the Knowledge of Holdings, contemplated, audit of any Holdings Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority.  In addition, to the Knowledge of Holdings, there are no pending or threatened material claims by, on behalf of or with respect to any Holdings Benefit Plan, or by or on behalf of any individual participant or beneficiary of any Holdings Benefit Plan, alleging any non-frivolous violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits made in the ordinary course of business), nor, to the Knowledge of Holdings, is there any basis likely to enable such claim to prevail.

(f)           Except as disclosed on Holdings Disclosure Schedule 3.13(f), no payment contemplated or required by or under any Holdings Benefit Plan and employment-related agreement would in the aggregate constitute excess parachute payments as defined in Section 280G of the IRC (without regard to subsection (b)(4) thereof).

(g)           Neither Holdings nor any Holdings Subsidiary is a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any Holdings Benefit Plan).

Section 3.14                      Brokers and Finders.

Neither Holdings, any Holdings Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for RP Financial, LC, whose engagement letter with Holdings is included in Holdings Disclosure Schedule 3.14.

Section 3.15                      Real Property and Leases.

(a)           Holdings Disclosure Schedule 3.15(a) contains a true, correct and complete list of all real property owned, leased or operated by the Holdings Companies, including but not limited to all REO (the “Holdings Real Property”).  True, correct and complete copies of all deeds, surveys, title insurance policies and leases for the properties listed on Holdings Disclosure Schedule 3.15(a), and of all mortgages, deeds of trust and security agreements to which such properties are subject, have been made available to OLB to the extent Holdings possesses such deeds, surveys, title insurance policies, leases, mortgages, deeds of trust and security agreements.

(b)           No lease with respect to any Holdings Real Property and no deed with respect to any Holdings Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such Holdings Real Property.  Each lease with respect to any Holdings Real Property is a legal, valid and binding obligation of the parties thereto enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect.  There are no existing defaults by the Holdings Companies or, to the Knowledge of Holdings, the other party under any lease with respect to any Holdings Real Property, and, to the Knowledge of Holdings, there are no allegations or assertions of such defaults by any party under any lease with respect to any Holdings Real Property or any events that, with notice or lapse of time or the happening or occurrence of any other event, would constitute a default under any lease with respect to any Holdings Real Property, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the Holdings Companies.

(c)           To the Knowledge of Holdings, none of the buildings and structures located on any Holdings Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Holdings Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to have a Material Adverse Effect on the Holdings Companies.  No condemnation proceeding is pending or, to the Knowledge of Holdings, threatened, which would preclude or materially impair the use of any Holdings Real Property in the manner in which it is currently being used.

(d)           The Holdings Companies have a valid and enforceable leasehold interest in, or, to the Knowledge of Holdings based on title insurance owned by it, good and marketable title to, all Holdings Real Property and all improvements thereon, subject to no Liens of any kind except (i) as noted in the Holdings Financials, (ii) statutory Liens not yet delinquent, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, and  (iv) those assets and properties disposed of for fair market value in the ordinary course of business since the date of the Holdings Financials.  All Holdings Real Property used in the business of the Holdings Companies are in adequate condition (ordinary wear and tear excepted) and, to the Knowledge of Holdings, are free from defects that could materially interfere with the current or future use of such facilities.

(e)           Except as listed on Holdings Disclosure Schedule 3.15(e), there are no contracts, agreements or arrangements to sell, lease or otherwise dispose of any of the Holdings Real Property.

Section 3.16                      Environmental Laws.

To the Knowledge of Holdings, each of the Holdings Companies is and has been in compliance with all terms and conditions of all Environmental Laws and permits thereunder, except for violations that, individually or in the aggregate, have not, and are not reasonably likely to have, a Material Adverse Effect on the Holdings Companies.  Except as described in Holdings Disclosure Schedule 3.16, none of the Holdings Companies (a) has received any written notice of any violation of, or inquiries regarding any violation of, any Environmental Laws, (b) has generated, stored, or disposed of any materials designated as Hazardous Materials under the Environmental Laws, or (c) is subject to any claim or lien under any Environmental Laws.  To the Knowledge of Holdings, no release (as defined at CERCLA, 42 U.S.C. 9601(22), without regard for the exclusions therein mentioned) of Hazardous Materials has occurred at or from any Holdings Real Property during the term of the ownership, lease or operation thereof by any of the Holdings Companies for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind, and no condition exists at any Holdings Real Property for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind.  None of the Holdings Companies has directed, controlled or overseen, or has sought to direct, control or oversee, the management of environmental matters of any borrower or any real estate in which any of the Holdings Companies holds or has held a security interest.  To the Knowledge of Holdings, no asbestos or, with respect to Holdings Real Property built after 1978, lead is now or has been contained in any Holdings Real Property that is owned by any of the Holdings Companies.  No Holdings Real Property is, or has been, an industrial site or a landfill during the period it has been owned, leased or operated by any of the Holdings Companies or, to the Knowledge of Holdings, prior to such time.  Holdings has  furnished OLB true and complete copies of all environmental assessments, reports, studies and other similar documents or information in its possession or control relating to each Holdings Real Property and any real property in which any of the Holdings Companies holds or held a security interest.

Section 3.17                      Intellectual Property.

Holdings Disclosure Schedule 3.17 sets forth a complete and correct list of all trademarks, trade dress, trade names, service marks, domain names, patents, technology, inventions, trade secrets, know-how and copyrights and works of authorship owned by or licensed to any of the Holdings Companies for use in its business, and all licenses or other agreements relating thereto and all agreements relating to third party intellectual property that any Holdings Company is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”).  To the Knowledge of Holdings, the Holdings Companies own or possess, or are licensed or otherwise have the right to use, all Intellectual Property that is used in the conduct of their existing businesses free and clear of all Liens and any claims of ownership by current or former employees or contractors.  The Holdings Companies are not bound by or a party to any licenses or agreements of any kind with respect to any Intellectual Property which they claim to own or possess, other than licenses or agreements described in Holdings Disclosure Schedule 3.17, and possess all right, title, and interest in and to such Intellectual Property, free and clear of any Lien.  None of the Holdings Companies is, to the Knowledge of Holdings, infringing, diluting, misappropriating or violating the intellectual property of any other person, and none of the Holdings Companies has received any communications alleging that it has infringed, diluted, misappropriated or violated any such intellectual property. The Holdings Companies have not sent any communications alleging that any person has infringed, diluted, misappropriated or violated any Intellectual Property and, to the Knowledge of Holdings, no person is infringing, diluting, misappropriating or violating any of the Intellectual Property.  The Holdings Companies take all reasonable actions to protect and maintain all (a) material Intellectual Property and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect the same against unauthorized use, modification or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements. To the Knowledge of Holdings, the computers, computer software, other information technology equipment, and all associated documents (the “IT Assets”) owned, licensed, or leased by the Holdings Companies have not materially malfunctioned or failed within the past two years. To the Knowledge of Holdings, no person has gained material unauthorized access to the IT Assets owned or leased by the Holdings Companies. Each of the Holdings Companies has implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 3.18                      Information to be Supplied.

(a)           The information supplied by Holdings for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Prospectus/Proxy Statement is mailed to stockholders of Holdings and OLB, and up to and including the date of the Holdings Common Stockholders’ Meeting and OLB Common Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(b)           The information supplied by Holdings for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 3.19                      Related Party Transactions.

(a)           Except as set forth on Holdings Disclosure Schedule 3.19, as disclosed in the Holdings Financials and/or as disclosed in Holdings’ Annual Reports on Form 10-K and definitive proxy statements filed with the SEC, neither Holdings nor any Holdings Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of Holdings or any Holdings Subsidiary, and all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons who are not related to or Affiliates of Holdings or any Holdings Subsidiary.

(b)           Except as set forth in Holdings Disclosure Schedule 3.19, as of the date hereof, no Credit Extension by Holdings or any Holdings Subsidiary to any Affiliate of Holdings or any Holdings Subsidiary is presently in material default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified, or extended in order to avoid or cure a default.  As of the date hereof, principal and interest with respect to any such Credit Extension will, to the Knowledge of Holdings, be paid when due and the loan grade classification accorded such Credit Extension is appropriate.

Section 3.20                      Loans.

Except as set forth on the Holdings Disclosure Schedule 3.20, all Credit Extensions reflected as assets in the Holdings Financials are being transferred to OLB and/or Old Line with good and marketable title, free and clear of any and all Liens and are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and correct, and to the extent secured, are secured by valid Liens that are legal, valid and binding obligations of the maker thereof, enforceable in accordance with the respective terms thereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles affecting the enforcement of creditors’ rights that have been perfected. Holdings Disclosure Schedule 3.20 sets forth the aggregate amount of all overdrafts that have occurred during each calendar month since June 30, 2012.

Section 3.21                      Allowance for Loan Losses.

The allowance for loan losses reflected in Holdings’ and WSB’s reports to each Regulatory Authority has been and will be established in compliance with the requirements of all regulatory criteria, and the allowance for loan losses shown in the Holdings Financials has been and will be established and maintained in accordance with GAAP.  Holdings has disclosed to OLB on Holdings Disclosure Schedule 3.21 the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Holdings that Holdings has classified internally as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import, and Holdings shall disclose promptly to OLB after the end of each month after the date hereof and on the Business Day prior to the Closing Date the amount of each such classification on an updated Holdings Disclosure Schedule 3.21.  The REO and in-substance foreclosures included in any of WSB’s non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.  Furthermore, true, complete and materially correct copies of reports containing the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of WSB that WSB has classified internally as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import occurring since July 31, 2012 shall be disclosed promptly to OLB on an  updated Holdings Disclosure Schedule 3.21.

Section 3.22                      Community Reinvestment Act.

WSB is in compliance in all material respects with the Community Reinvestment Act (12 U.S.C. §§ 2901 et seq.) (the “CRA”) and all regulations promulgated thereunder.  Holdings has supplied OLB with a copy of WSB’s current CRA Statement, all letters and written comments received by WSB since June 30, 2009 pertaining thereto and any responses by WSB to such comments.  WSB has a rating of “satisfactory” as of its most recent CRA compliance examination and, to the Knowledge of Holdings and WSB, there is no reason why WSB should not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why any Regulatory Authority may seek to restrain, delay or prohibit the Merger or the Bank Merger as a result of any act or omission of WSB under the CRA.

Section 3.23                      Securities Activities of Employees.

To the Knowledge of Holdings, the officers, employees and agents of the Holdings Companies are now, and at all times in the past have been, in compliance with all applicable Laws that relate to securities activities conducted by such officers, employees and agents of the Holdings Companies, including Laws relating to licenses and permits.

Section 3.24                      Regulatory Approvals.

None of the Holdings Companies has any reason to believe that it will not be able to obtain all requisite approvals or consents from the Regulatory Authorities in order to consummate the Contemplated Transactions.

Section 3.25                      Stockholders’ List.

Attached hereto as Holdings Disclosure Schedule 3.25 is a list of the holders of shares of Holdings Common Stock containing their names, addresses and number of shares held of record, which stockholders’ list is in all respects complete and accurate.

Section 3.26                      Books and Records.

(a)           The minute books and stock ledgers of the Holdings Companies that have been made available to OLB, its representatives or affiliates constitute all of the minute books and stock ledgers of the Holdings Companies and contain a materially complete and accurate record of all actions of their respective stockholders and boards of directors (and any committees thereof).  All personnel files, reports, feasibility studies, environmental assessments and reports, strategic planning documents, financial forecasts, deeds, leases, lease files, land files, accounting and tax records and all other records that relate to the business and properties of the Holdings Companies that have been requested by OLB have been made available to OLB, its representatives or affiliates, and are located at the offices of the Holdings Companies at 4201 Mitchellville Rd., Suite 200, Bowie, MD  20716-3167

(b)           Each of the Holdings Companies makes and keeps books, records and accounts which, in reasonable detail and in all material respects, accurately and fairly reflect its transactions in and dispositions of its assets and securities and maintains a system of internal accounting controls sufficient to provide assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP consistently applied and any other criteria applicable to such statements, and (B) to maintain accountability for assets, (iii) access to the assets of the Holdings Companies is permitted only in accordance with management’s general or specific authorizations, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.27                      Investment Securities.

None of the investment securities reflected in the Holdings Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity”, and, except as described in Holdings Disclosure Schedule 3.27, none of the investment securities acquired by the Holdings Companies since June 30, 2012, are subject to any restrictions, whether contractual or statutory, that materially impair the ability of any of the Holdings Companies to freely dispose of such investment securities at any time, and, at the time they were acquired by a Holdings Company, such Holdings Company was permitted by applicable Law to acquire such investment securities.

Section 3.28                      Reorganization.

As of the date hereof, Holdings does not have any reason to believe that the Merger will fail to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC.  Holdings will not take any action that will have the effect of causing the Merger not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC.

Section 3.29                      Fairness Opinion.

Holdings’ board of directors has received a written opinion from RP Financial, LC to the effect that, as of the date hereof, the consideration to be received by the stockholders of Holdings pursuant to the terms of this Agreement is fair, from a financial point of view, to the stockholders of Holdings.

Section 3.30                      Materials Provided to Stockholders.

All proxy materials used, or to be used, in connection with the meetings of Holdings’ stockholders held in 2010, 2011 and 2012, along with any other form of correspondence between Holdings and its stockholders during that those years, either have been filed with the SEC and are publicly available to OLB via EDGAR or have been provided to OLB.

Section 3.31                      Absence of Certain Changes.

Except as disclosed in Holdings Disclosure Schedule 3.31 and provided for or contemplated in this Agreement, since June 30, 2012 there has not been:

(a)           Any material transaction by Holdings or any Holdings Subsidiary other than in the ordinary course of business and in conformity with past practices;

(b)           Any acquisition or disposition by Holdings or any Holdings Subsidiary of any property or asset, whether real or personal, having a fair market value, singularly or in the aggregate, in an amount greater than fifty thousand dollars ($50,000), other than acquisitions or dispositions made in the ordinary course of business;

(c)           Any Lien on any of the respective properties or assets of Holdings or any Holdings Subsidiary, except to secure extensions of credit in the ordinary course of business and in conformity with past practice (i.e., Liens on assets to secure Federal Home Loan Bank, Federal Reserve Bank or correspondent bank advances being deemed both in the ordinary course of business and consistent with past practices);

(d)           Any increase in, or commitment to increase, the compensation payable or to become payable to any officer, director, employee, or agent of Holdings or any Holdings Subsidiary, or any bonus payment, stock option award, restricted stock award or similar arrangement made to or with any of such officers, directors, employees or agents, other than routine increases made in the ordinary course of business and consistent with past practices or as permitted in Section 5.1(d);

(e)           Any incurring of, assumption of, or taking of, by Holdings or any Holdings Subsidiary, any property subject to, any liability in excess of fifty thousand dollars ($50,000), except for liabilities incurred or assumed or property taken subsequent to July 31, 2012 in the ordinary course of business and in conformity with past practices;

(f)           Any material alteration in the manner of keeping the books, accounts, or records of Holdings or any Holdings Subsidiary, or in the accounting policies or practices therein reflected;

(g)           Any elimination of employee benefits;

(h)           Any deferred routine maintenance of real property or leased premises;

(i)           Any elimination of a reserve where the liability related to such reserve has remained;

(j)           Any failure to depreciate capital assets in accordance with past practice or to eliminate capital assets which are no longer used in its business; or

(k)           Any extraordinary reduction or deferral of ordinary or necessary expenses.

Section 3.32                      Absence of Undisclosed Liabilities.

Neither Holdings nor any Holdings Subsidiary has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities, would be material to their financial condition or operations (i) except as disclosed in the Holdings Financials delivered to OLB prior to the date of this Agreement, or (ii) except as contemplated under this Agreement.  Except as disclosed in Holdings Disclosure Schedule 3.32, since June 30, 2012, neither Holdings nor any Holdings Subsidiary has incurred or paid any obligation or liability that would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practice and applicable Law.

Section 3.33                      No Option Plans or Convertible Securities.

           Except as described in Holdings Disclosure Schedule 3.33, (a) the Holdings Companies do not maintain any form of equity plan, including without limitation, an equity compensation or other stock option plan, that might entitle any person to receive Rights from any of the Holdings Companies, and (b) no Rights with respect to any equity plan of the Holdings Companies are outstanding.

Section 3.34                      Bank Certificates.

Each issued and outstanding Bank Certificate that has not been surrendered pursuant to Section 2.03 of the Plan of Reorganization constitutes and is deemed for all corporate purposes as evidence and ownership of an equal number of shares of Holdings Common Stock.  Each such Bank Certificate has been cancelled by WSB and does not entitle any holder thereof to exercise any rights as a stockholder of WSB.

Section 3.35                      Disclosure.

           The representations and warranties contained in this Article III do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III, in light of the circumstances under which they were made, not misleading.  The schedules delivered by Holdings pursuant to this Article III and elsewhere in this Agreement, which have been delivered concurrently with the execution and delivery of this Agreement, are true and correct and contain no untrue statements of material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF OLB

Except as otherwise disclosed in one or more schedules numbered to correspond to the following Sections of this Article IV and delivered concurrently with this Agreement, OLB hereby represents and warrants to Holdings as follows:

Section 4.1                      Organization.

(a)           OLB is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Maryland.  OLB is a bank holding company duly registered under the BHC Act.  OLB has the full corporate power and lawful authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.  OLB is duly licensed, registered, or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered, or qualified will not have a Material Adverse Effect on OLB, and all the licenses, registrations and qualifications are in full force and effect in all material respects.

(b)           Old Line is a bank duly organized, validly existing and in good standing under the laws of the State of Maryland.  Old Line has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Old Line is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have Material Adverse Effect on OLB, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c)           The deposits of Old Line are insured by the FDIC to the extent provided in the Federal Deposit Insurance Act.

(d)           OLB Disclosure Schedule 4.1(d) contains a complete and accurate list of all OLB Subsidiaries.  Each OLB Subsidiary is duly organized, validly existing and in good standing under the laws of the state of its organization and has the power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.  Each OLB Subsidiary is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on OLB, and all such licenses, registrations and qualifications are in full force and effect in all material respects

(e)           The respective minute books of OLB and each OLB Subsidiary accurately record, in all material respects, all material actions of their respective equity owners and governing bodies, including committees, in each case in accordance with normal business practice of OLB or any OLB Subsidiary.

(f)           OLB has delivered to Holdings true and correct copies of the articles of incorporation and bylaws of OLB, and the charter documents and bylaws, operating agreement and/or other governing instrument of each OLB Subsidiary and each as in effect on the date hereof (collectively, the “OLB Governing Documents”).

Section 4.2                      Capitalization.

(a)           The authorized capital stock of OLB consists of (a) fifteen million (15,000,000) shares of common stock, $0.01 par value per share (“OLB Common Stock”), of which, as of June 30, 2012, 6,828,452 shares are validly issued and outstanding, fully paid and nonassessable, free of preemptive rights, and were not issued in violation of any applicable federal or state securities law, and (b) one million shares (1,000,000) shares of preferred stock, $0.01 par value per share (“OLB Preferred Stock”), with seven thousand (7,000) shares of OLB Preferred Stock being classified as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of which none are issued and outstanding.

(b)           OLB owns, directly or indirectly, all of the capital stock of the OLB Subsidiaries, free and clear of any Liens, agreements and restrictions of any kind or nature, except for those Subsidiaries identified in OLB Disclosure Schedule 4.2(b).  Except as set forth in OLB Disclosure Schedule 4.2(b), OLB has not issued nor is OLB bound by any subscription, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of OLB Common Stock or any other security of OLB or any securities representing the right to vote, purchase or otherwise receive any shares of OLB Common Stock or any other security of OLB.

Section 4.3                      Authority; No Violation.

(a)           OLB has full corporate power and authority to execute and deliver this Agreement, to consummate the Contemplated Transactions and to otherwise comply with its obligations under this Agreement, subject to the receipt of all necessary consents described in OLB Disclosure Schedule 4.4 and approval of the Merger by the stockholders of OLB as required by OLB’s articles of incorporation and bylaws and the MGCL.  The execution and delivery of this Agreement by OLB and the consummation by OLB of the Merger have been duly and validly authorized by the board of directors of OLB and, except for approval by the stockholders of OLB as required by OLB’s articles of incorporation and bylaws and the MGCL, no other corporate proceedings on the part of OLB are necessary to consummate the Merger.  This Agreement has been duly and validly executed and delivered by OLB and, assuming the due authorization, execution and delivery of this Agreement by Holdings, constitutes the valid and binding obligation of OLB, enforceable against OLB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)           The execution and delivery of this Agreement by OLB and the consummation of the Contemplated Transactions, subject to the receipt of all consents described in OLB Disclosure Schedule 4.4, the approval of the Merger by the stockholders of OLB as required by OLB’s articles of incorporation and bylaws and the MGCL, OLB’s and Holdings’ compliance with any conditions contained herein, and the compliance by OLB or any OLB Subsidiary with any of the terms or provisions hereof, do not and will not:

(i)           Conflict with or result in a breach of any provision of the OLB Governing Documents;

(ii)           Violate any Law applicable to OLB or any OLB Subsidiary or any of their respective properties or assets; or

(iii)           Except as described in OLB Disclosure Schedule 4.3(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any Lien upon any of the properties or assets of OLB or any OLB Subsidiary under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which OLB or any OLB Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except where such termination, acceleration or creation would not have a Material Adverse Effect on OLB.

(c)           Old Line has all requisite corporate power and authority to execute and deliver the Bank Merger Agreement, and to consummate the transactions contemplated thereby, subject to the receipt of all consents described in OLB Disclosure Schedule 4.4.  The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly authorized by the board of directors of Old Line and, other than the approval of the Bank Merger Agreement by OLB as the sole stockholder of Old Line as required by law, no further corporate proceedings of Old Line are needed to execute and deliver the Bank Merger Agreement and consummate the transactions contemplated thereby.  The Bank Merger Agreement has been duly authorized and, upon due authorization, execution and delivery by Old Line, will be a legal, valid and binding agreement of Old Line enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.  At the Closing, all other agreements, documents and instruments to be executed and delivered by Old Line that are referred to in the Bank Merger Agreement, if any, will have been duly executed and delivered by Old Line and, assuming due authorization, execution and delivery by the counterparties thereto, will constitute the legal, valid and binding obligations of Old Line, enforceable against Old Line in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and by general equitable principles.

Section 4.4                      Consents.

Except as described in OLB Disclosure Schedule 4.4, no consents or approvals of, or filings or registrations with, any Regulatory Authorities or other third parties are necessary in connection with the execution and delivery of this Agreement by OLB or the consummation of the Contemplated Transactions by OLB, except where the failure to obtain such consents or approvals, or make such filings or registrations would not have a Material Adverse Effect on OLB.

Section 4.5                      Financial Statements.

(a)           OLB has previously delivered the OLB Financials to Holdings, except those pertaining to quarterly and monthly periods commencing after June 30, 2012, which it will deliver by each respective delivery date as required by this Agreement.  The delivered OLB Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of OLB as of and for the periods ended on the dates thereof.  The delivered OLB Financials, other than unaudited consolidated financial statements for each month end, have been prepared in accordance with GAAP consistently applied, except for (i) omission of the notes from the financial statements, applicable to any interim period, and (ii) with respect to any interim period, normal year-end adjustments and notes thereto.

(b)           OLB did not, as of the date of the OLB Financials or any subsequent date, have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not fully reflected or reserved against in the balance sheets included in the OLB Financials at the date of such balance sheets which would have been required to be reflected therein in accordance with GAAP consistently applied, except for liabilities, obligations and loss contingencies that are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities and obligations that are within the subject matter of a specific representation and warranty herein or that have not had a Material Adverse Effect on OLB and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of notes thereto.

Section 4.6                      No Material Adverse Effect.

Neither OLB nor any OLB Subsidiary has suffered any adverse change in their respective assets (including loan portfolios), liabilities (whether absolute, accrued, contingent or otherwise), liquidity, net worth, property, financial condition results of operations or any damage destruction or loss, whether or not covered by insurance, since June 30, 2012, which change has had a Material Adverse Effect on OLB.

Section 4.7                      Taxes.

(a)           All OLB Returns  required to be filed by or on behalf of the OLB Companies have been duly filed on a timely basis and such OLB Returns are true, complete and correct in all material respects, or requests for extensions to file the OLB Returns have been timely filed, granted and have not expired, except to the extent that such failures to file, to be complete or correct or to have extensions granted that remain in effect individually or in the aggregate would not have a Material Adverse Effect on the OLB Companies.  All OLB Tax shown to be due and payable on the OLB Returns or on subsequent assessments with respect thereto have been paid in full or adequate reserves have been established in the OLB Financials for the payment of such OLB Tax, except where any such failure to pay or establish adequate reserves, in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the OLB Companies.  Each of the OLB Companies has withheld and paid over all OLB Tax required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.  There are no Liens on any of the assets of the OLB Companies with respect to OLB Tax, other than Liens for OLB Tax not yet due and payable.

(b)           No deficiencies for OLB Tax have been claimed, proposed or assessed by any taxing or other governmental authority against the OLB Companies which have not been settled, closed or reached a final determination, or which have not been adequately reserved for in the OLB Financials, except for deficiencies that, individually or in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on the OLB Companies.  There are no pending audits relating to any OLB Tax liability to which any of the OLB Companies has received written notice.  None of the OLB Companies is a party to any action or proceeding for assessment or collection of OLB Tax, nor have such events been asserted or, to the Knowledge of OLB, threatened against any of the OLB Companies or any of their assets.  No waiver or extension of any statute of limitations relating to OLB Tax is in effect with respect to the OLB Companies.  No power of attorney has been executed by any of the OLB Companies with respect to any OLB Tax matter which is currently in force.

(c)           Old Line has disclosed on its federal income tax OLB Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the IRC.  None of the OLB Companies has agreed to make, nor is it required to make, any adjustment under IRC Section 481(a) by reason of a change in accounting method or otherwise.  None of the property of the OLB Companies is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax-exempt use property” (within the meaning of Section 168(h) of IRC) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of IRC).  None of the OLB Companies is a party to any OLB Tax sharing agreement or has any continuing obligations under any prior OLB Tax sharing agreement.  None of the OLB Companies is, or has been, a member of any other affiliated, consolidated, combined, unitary or similar group for OLB Tax purposes.None of the OLB Companies has taken or agreed to take any action that would, or failed to take any action the omission of which would, prevent or impede the Merger from qualifying as a reorganization under Section 368 of the IRC.  None of the OLB Companies has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the IRC (or any similar provision of state, local or foreign law) applied.

(d)           As used in this Agreement, the term “OLB Taxes” shall collectively mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), real property gains taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any of the OLB Companies is required to pay, withhold or collect.  As used in this Agreement, the term “OLB Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any OLB Tax, including information returns or reports with respect to backup withholding and other payments to third parties.

(e)           True and complete copies of the federal income tax returns of the OLB Companies as filed with the IRS for the years ended December 31, 2010 and 2011 have been furnished to Holdings.  True and complete copies of all state tax returns of the OLB Companies as filed with the State of Maryland for the years ended December 31, 2010 and 2011, have been furnished to Holdings.

Section 4.8                      Contracts.

(a)           Except as described in OLB Disclosure Schedule 4.8(a), neither OLB nor any OLB Subsidiary is a party to or subject to:

(i)           Any collective bargaining agreement with any labor union relating to employees;

(ii)          Any agreement which by its terms limits the payment of dividends by OLB or any OLB Subsidiary; or

(iii)         Any contract, other than this Agreement, which restricts or prohibits OLB or any OLB Subsidiary from engaging in any type of business permissible under applicable law.

Section 4.9                      Ownership of Personal Property; Insurance Coverage.

(a)           Each of the OLB Companies has good title to all of its tangible and intangible personal property that is material to its business, including the personal property reflected in the balance sheets contained in the OLB Financials, subject to no Liens, except:

(i)           Those items that secure liabilities for borrowed money and that are described in OLB Disclosure Schedule 4.9(a) or permitted under Article V hereof;

(ii)           Statutory Liens for amounts not yet delinquent or which are being contested in good faith;

(iii)           Liens for current taxes not yet due and payable;

(iv)           Pledges to secure deposits and other Liens incurred in the ordinary course of business of banking;

(v)           The Liens, imperfections of title, easements and other defects of title which are not reasonably likely to have a Material Adverse Effect on OLB;

(vi)           With respect to personal property reflected in the balance sheets contained in the OLB Financials, (A) dispositions and encumbrances for adequate consideration in the ordinary course of business since the date of such balance sheets and/or (B) dispositions of obsolete personal property since the date of such balance sheets;

(vii)           Those items that are reflected as liabilities in the OLB Financials; and

(viii)           Items of personal property that are held in any fiduciary or agency capacity.

(b)           With respect to material items of personal property that are used in the conduct of its business and leased from other persons, each of the OLB Companies has the right to use such personal property in all material respects as presently used.

(c)           With respect to all agreements pursuant to which OLB or any OLB Subsidiary has purchased securities subject to an agreement to resell, if any, OLB or such OLB Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(d)           OLB and each OLB Subsidiary maintain insurance in amounts considered by OLB to be reasonable for their respective operations, and, to the Knowledge of OLB, such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither OLB nor any OLB Subsidiary has received notice from any insurance carrier that:

(i)           The insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii)           Premium costs with respect to such insurance will be substantially increased.

(e)           OLB and each OLB Subsidiary maintain such fidelity bonds and errors and omissions insurance as may be customary or required under applicable laws.

Section 4.10                      Litigation and Other Proceedings.

Except as set forth in OLB Disclosure Schedule 4.10, there are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the Knowledge of OLB, threatened before any court or administrative body in any manner against any of the OLB Companies or any of their properties or capital stock.  To the Knowledge of OLB, no pending or threatened litigation or proceeding described in OLB Disclosure Schedule 4.10 could reasonably be expected to (i) have a Material Adverse Effect on the OLB Companies, (ii) question the validity of any action taken or to be taken in connection with this Agreement or the Contemplated Transactions, or (iii) materially impair or delay the ability of the OLB Companies to perform their obligations under this Agreement.

Section 4.11                      Compliance with Applicable Law.

(a)           Each of the OLB Companies holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its respective businesses under, and has complied in all material respects with, applicable Laws (including, but not limited to, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the Bank Secrecy Act, fair lending laws or other laws relating to discrimination, consumer disclosure, consumer privacy and currency transaction reporting);

(b)           Each of the OLB Companies has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required by applicable law to file with any Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith;

(c)           No Regulatory Authority has initiated any proceeding or, to the Knowledge of OLB, investigation into the business or operations of the OLB Companies;

(d)           Except as set forth on OLB Disclosure Schedule 4.11(d), neither OLB nor any OLB Subsidiary has received any notification or communication from any Regulatory Authority:

(i)           Asserting that OLB or any OLB Subsidiary is not in substantial compliance with any of the Laws which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii)           Threatening to revoke any license, franchise, permit or governmental authorization that is material to OLB or any OLB Subsidiary;

(iii)           Requiring or threatening to require OLB or any OLB Subsidiary, or indicating that OLB or any OLB Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding, or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of OLB or any OLB Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv)           Directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of OLB or any OLB Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence and addressed specifically to OLB or Old Line, herein referred to as a “OLB Regulatory Agreement”).

(e)           Neither OLB nor any OLB Subsidiary has received, consented to, or entered into any OLB Regulatory Agreement;

(f)           There is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any OLB Regulatory Agreement, except to the extent permitted by such OLB Regulatory Agreement; and

(g)           There is no injunction, order, judgment or decree imposed upon OLB or any OLB Subsidiary or the assets of OLB or any OLB Subsidiary.

Section 4.12                      Labor Matters.

There are no labor or collective bargaining agreements to which OLB or any OLB Subsidiary is a party. There is no union organizing effort pending or to the Knowledge of OLB, threatened against OLB or any OLB Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of OLB, threatened against OLB or any OLB Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of OLB, threatened against OLB or any OLB Subsidiary (other than routine employee grievances that are not related to union employees). OLB and each OLB Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. OLB and each OLB Subsidiary represents that they have not made any commitments to others inconsistent with or in derogation of any of the foregoing. There are no pending or, to the Knowledge of OLB, threatened claims or suits against OLB or any OLB Subsidiary under any applicable labor or employment law or brought or made by a current or former employee or applicant for employment.

Section 4.13                      ERISA.

(a)           OLB has delivered to Holdings true and complete copies of the OLB Benefit Plans, all of which are identified in OLB Disclosure Schedule 4.13, together with:

(i)           The most recent actuarial reports (if any) and financial reports relating to those OLB Benefit Plans that constitute “qualified plans” under IRC Section 401(a);

(ii)           The most recent Form 5500, together with schedules and attachments, as required (if any) relating to such OLB Benefit Plans filed with the United States Department of Labor;

(iii)           The most recent IRS notices, rulings, or determination letters which pertain to any such OLB Benefit Plans; and

(iv)           Summary plan descriptions and any amendments thereto and any insurance, third party administrator or administrative services only contracts related to the OLB Benefit Plans.

(b)           Neither OLB nor any OLB ERISA Affiliate, and no OLB pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by OLB or any OLB ERISA Affiliate, has incurred any liability to the PBGC, the Department of Labor or to the IRS with respect to any pension plan qualified under IRC Section 401(a) that liability has resulted or will result in a Material Adverse Effect with respect to OLB, nor has any reportable event under ERISA Section 4043(b) (with respect to which the 30-day notice requirement has not been waived) occurred with respect to any such pension plan that could result in a Material Adverse Effect on OLB.

(c)           Neither OLB nor any OLB ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d)           Each OLB Benefit Plan complies in all material respects with the applicable requirements of ERISA, the IRC, the Securities Act, and any other applicable laws governing the OLB Benefit Plan, and each OLB Benefit Plan has at all times been administered in all material respects in accordance with all requirements of applicable law, and in accordance with its terms and the terms of any applicable collective bargaining agreement to the extent consistent with all requirements of applicable law.  Each OLB pension plan which is intended to be qualified under Section 401(a) of the IRC is so qualified, and each trust established by each pension plan is exempt from federal income tax under Section 501(a) of the IRC.  Each OLB pension plan is, and from its establishment, has been tax-exempt under Section 501(a) of the IRC.  No event has occurred that would jeopardize the qualified status of the plan or the tax-exempt status of any trust under Sections 401(a) and 501(a) of the IRC, respectively.  No lawsuits, claims (other than routine claims for benefits) or complaints to, or by, any person, governmental authority, regulatory body or arbiter have been filed, are pending or are threatened with respect to any OLB Benefit Plan and there is no fact or contemplated event that would give rise to any lawsuit, claim (other than routine claims for benefits) or complaint with respect to any OLB Benefit Plan.  Without limiting the foregoing, the following are true:

(i)           With respect to each OLB Benefit Plan, there has not occurred, and no person is contractually bound to enter into, any “prohibited transaction” within the meaning of Section 4975(c) of the IRC or Section 406 of ERISA, which transaction is not exempt under Section 4975(d) of the IRC or Section 408 of ERISA.

(ii)           No OLB Benefit Plan is a Defined Benefit Plan as defined in Section 3(35) of ERISA and no OLB ERISA Affiliate has ever maintained or been obligated to contribute to any Defined Benefit Plan.

(iii)           No OLB Benefit Plan is an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the IRC.

(iv)           No OLB Benefit Plan is a Qualified Foreign Plan as the term is defined in Section 404A of the IRC and no OLB Benefit Plan is subject to the laws or regulations of any jurisdiction other than the United States of America or one of its political subdivisions.

(v)           No OLB welfare plan is a Voluntary Employees’ Beneficiary Association as defined in Section 501(c)(9) of the IRC.

(vi)           All OLB welfare plans and their related trusts comply in all material respects with and have been administered in compliance with (A) Section 4980B of the IRC and Sections 601 through 609 of ERISA and all Department of Treasury and U.S. Department of Labor regulations issued thereunder, respectively, (B) the Health Insurance Portability and Accountability Act of 1996, and (C) all U.S. Department of Labor regulations issued thereunder.

(vii)           With respect to each OLB Benefit Plan maintained by OLB or any OLB ERISA Affiliate, each OLB Benefit Plan provides the plan sponsor the authority to amend or terminate the OLB Benefit Plan at any time, subject to the applicable requirements of ERISA and the IRC and the provisions of the OLB Benefit Plan.

(e)           There is no existing, or, to the Knowledge of OLB, contemplated, audit of any OLB Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority.  In addition, to the Knowledge of OLB, there are no pending or threatened material claims by, on behalf of or with respect to any OLB Benefit Plan, or by or on behalf of any individual participant or beneficiary of any OLB Benefit Plan, alleging any non-frivolous violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits made in the ordinary course of business), nor, to the Knowledge of OLB, is there any basis likely to enable such claim to prevail.

(f)           To the Knowledge of OLB, with respect to any services which OLB or any OLB Subsidiary may provide as a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any OLB Benefit Plan), OLB and each OLB Subsidiary:

(i)           Have correctly computed all contributions, payments or other amounts for which it is responsible;

(ii)           Have not engaged in any prohibited transactions (as defined in IRC Section 4975(c) or ERISA Section 406 for which an exemption does not exist);

(iii)           Have not breached any duty imposed by ERISA; and

(iv)           Have not otherwise incurred any liability to the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or to any participant, beneficiary, fiduciary or sponsor of any ERISA plan in the performance (or non-performance) of services.

(g)           Neither OLB nor any OLB Subsidiary is a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any OLB Benefit Plan).

Section 4.14                      Brokers and Finders.

Neither OLB, any OLB Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Ambassador Financial Group, Inc.

Section 4.15                      Real Property and Leases.

(a)           OLB Disclosure Schedule 4.15(a) contains a true, correct and complete list of all real property owned, leased or operated by the OLB Companies, including but not limited to all REO (the “OLB Real Property”).  True, correct and complete copies of all deeds, surveys, title insurance policies and leases for the properties listed on OLB Disclosure Schedule 4.15(a), and of all mortgages, deeds of trust and security agreements to which such properties are subject, have been made available to Holdings to the extent OLB possesses such deeds, surveys, title insurance policies, leases, mortgages, deeds of trust and security agreements.

(b)           No lease with respect to any OLB Real Property and no deed with respect to any OLB Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such OLB Real Property.  Each lease with respect to any OLB Real Property is a legal, valid and binding obligation of the parties thereto enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect.  There are no existing defaults by the OLB Companies or, to the Knowledge of OLB, the other party under any lease with respect to any OLB Real Property, and, to the Knowledge of OLB, there are no allegations or assertions of such defaults by any party under any lease with respect to OLB Real Property or any events that with notice or lapse of time or the happening or occurrence of any other event would constitute a default under any lease with respect to any OLB Real Property, except where the existence of such defaults, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect on the OLB Companies.

(c)           To the Knowledge of OLB, none of the buildings and structures located on any OLB Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any OLB Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the OLB Companies.  No condemnation proceeding is pending or, to the Knowledge of OLB, threatened, which would preclude or materially impair the use of any OLB Real Property in the manner in which it is currently being used.

(d)           The OLB Companies have a valid and enforceable leasehold interest in, or, to the Knowledge of OLB based on title insurance owned by it, good and marketable title to, all OLB Real Property and all improvements thereon, subject to no Liens of any kind except (i) as noted in the OLB Financials, (ii) statutory Liens not yet delinquent, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held, and  (iv) those assets and properties disposed of for fair market value in the ordinary course of business since the date of the OLB Financials.  All OLB Real Property used in the business of the OLB Companies are in adequate condition (ordinary wear and tear excepted) and, to the Knowledge of OLB, are free from defects that could materially interfere with the current or future use of such facilities.

Section 4.16                      Environmental Laws.

To the Knowledge of OLB, each of the OLB Companies is and has been in compliance with all terms and conditions of all applicable federal and state Environmental Laws and permits thereunder, except for violations that, individually or in the aggregate, have not, and are not reasonably likely to have, a Material Adverse Effect on the OLB Companies.  None of the OLB Companies (i) has received any written notice of any violation of, or inquiries regarding any violation of, any Environmental Laws, (ii) has generated, stored, or disposed of any materials designated as Hazardous Materials under the Environmental Laws, or (iii) is subject to any claim or lien under any Environmental Laws.  To the Knowledge of OLB, no release (as defined at CERCLA, 42 U.S.C. 9601(22), without regard for the exclusions therein mentioned) of Hazardous Materials has occurred at or from any OLB Real Property during the term of the ownership, lease or operation thereof by any of the OLB Companies for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind, and no condition exists at OLB Real Property for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind.  None of the OLB Companies has directed, controlled or overseen, or has sought to direct, control or oversee, the management of environmental matters of any borrower or any real estate in which any of the OLB Companies holds or has held a security interest.  To the Knowledge of OLB, no asbestos or, with respect to structures built after 1978, lead is now or has been contained in any OLB Real Property owned by any of the OLB Companies.  No OLB Real Property is, or has been, an industrial site or a landfill during the time it has been owned, leased or operated by any of the OLB Companies or, to the Knowledge of OLB, prior to such time.  OLB has furnished Holdings true and complete copies of all environmental assessments, reports, studies and other similar documents or information in its possession or control relating to each OLB Real Property and any real property in which any of the OLB Companies holds or held a security interest.

Section 4.17                      Information to be Supplied.

(a)           The information supplied by OLB for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Prospectus/Proxy Statement is mailed to the stockholders of OLB and the Holdings Common Stockholders, and up to and including the date of the OLB and Holdings Common Stockholders’ Meetings, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(b)           The information supplied by OLB for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

Section 4.18                      Related Party Transactions.

(a)           Except as set forth on OLB Disclosure Schedule 4.18, as is disclosed in the OLB Financials, and/or as disclosed in OLB’s Annual Reports on Form 10-K and its definitive proxy statements filed with the SEC, neither OLB nor any OLB Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of OLB or any OLB Subsidiary, and all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons who are not related to or Affiliates of OLB or any OLB Subsidiary.

(b)           As of the date hereof, no Credit Extension by OLB or any OLB Subsidiary to any OLB Affiliate of OLB or any OLB Subsidiary is presently in material default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified, or extended in order to avoid or cure a default.  As of the date hereof, principal and interest with respect to any such Credit Extension will, to the Knowledge of OLB, be paid when due and the loan grade classification accorded such Credit Extension is appropriate.

Section 4.19                      Loans.

Except as set forth on the OLB Disclosure Schedule 4.19 all Credit Extensions reflected as assets in the OLB Financials are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and correct, and to the extent secured, are secured by valid Liens that are legal, valid and binding obligations of the maker thereof, enforceable in accordance with the respective terms thereof, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws or equitable principles affecting the enforcement of creditors’ rights that have been perfected. OLB Disclosure Schedule 4.19 sets forth the aggregate amount of all overdrafts that have occurred during each calendar month since June 30, 2012.

Section 4.20                      Allowance for Loan Losses.

The allowance for loan losses reflected in OLB’s and Old Line’s reports to each Regulatory Authority has been and will be established in compliance with the requirements of all regulatory criteria, and the allowance for loan losses shown in the OLB Financials has been and will be established and maintained in accordance with GAAP.  OLB has disclosed to Holdings on OLB Disclosure Schedule 4.20 the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of OLB that OLB has classified internally as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import, and OLB shall disclose promptly to Holdings after the end of each month after the date hereof and on the Business Day prior to the Closing Date the amount of each such classification on an updated OLB Disclosure Schedule 4.20.  The REO and in-substance foreclosures included in any of Old Line’s non-performing assets are carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.  Furthermore, true, complete and materially correct copies of reports containing the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of Old Line that Old Line has classified internally as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import occurring since July 31, 2010 shall be disclosed promptly to Holdings on an updated OLB Disclosure Schedule 4.20.

Section 4.21                      Community Reinvestment Act.

Old Line is in compliance in all material respects with the CRA and all regulations promulgated thereunder.  OLB has supplied Holdings with copies of Old Line’s current CRA Statement, all letters and written comments received by Old Line since June 30, 2009 pertaining thereto and any responses by Old Line to such comments.  Old Line has a rating of “satisfactory” as of its most recent CRA compliance examination and, to the Knowledge of OLB and Old Line, there is no reason why Old Line will not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why any Regulatory Authority may seek to restrain, delay or prohibit the Merger or the Bank Merger as a result of any act or omission of Old Line under the CRA.

Section 4.22                      Securities Activities of Employees.

To the Knowledge of OLB, the officers, employees and agents of the OLB Companies are now, and at all times in the past have been, in compliance with all applicable federal and state securities laws that relate to securities activities conducted by such officers, employees and agents of the OLB Companies, including laws relating to licenses and permits..

Section 4.23                      Regulatory Approvals.

None of the OLB Companies has any reason to believe that it will not be able to obtain all requisite approvals or consents from the Regulatory Authorities in order to consummate the Contemplated Transactions.

Section 4.24                      Books and Records.

(a)           The minute books and stock ledgers of the OLB Companies that have been made available to Holdings, its representatives or affiliates constitute all of the minute books and stock ledgers of the OLB Companies and contain a materially complete and accurate record of all actions of their respective stockholders and boards of directors (and any committees thereof).  All personnel files, reports, feasibility studies, environmental assessments and reports, strategic planning documents, financial forecasts, deeds, leases, lease files, land files, accounting and tax records and all other records that relate to the business and properties of the OLB Companies that have been requested by Holdings have been made available to Holdings, its representatives or affiliates, and are located at the offices of the OLB Companies at 1525 Pointer Ridge Place, Bowie, Maryland.

(b)           Each of the OLB Companies makes and keeps books, records and accounts which, in reasonable detail and in all material respects, accurately and fairly reflect its transactions in and dispositions of its assets and securities and maintains a system of internal accounting controls sufficient to provide assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP consistently applied and any other criteria applicable to such statements, and (B) to maintain accountability for assets, (iii) access to the assets of the OLB Companies is permitted only in accordance with management’s general or specific authorizations, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.25                      Investment Securities.

None of the investment securities reflected in the OLB Financials under the headings “Securities Available for Sale” and “Securities Held to Maturity”, and, except as disclosed in OLB Disclosure Schedule 4.25, none of the investment securities acquired since June 30, 2012, are subject to any restrictions, whether contractual or statutory, that materially impair the ability of OLB to freely dispose of such investment securities at any time, and, at the time they were acquired by OLB, OLB was permitted by applicable law to acquire such investment securities.

Section 4.26                      Reorganization.

As of the date hereof, OLB does not have any reason to believe that the Merger will fail to qualify as a reorganization within the meaning of Section 368(a) of the IRC.  OLB will not take any action which will have the effect of causing the Merger not to qualify as a tax-free reorganization within the meaning of Section 368(a) of the IRC.

Section 4.27                      Fairness Opinion.

OLB’s board of directors has received a written opinion from Ambassador Financial Group, Inc. to the effect that, as of the date hereof, the terms of this Agreement are fair, from a financial point of view, to the stockholders of OLB.

Section 4.28                      Materials Provided to Stockholders.

All proxy materials used, or to be used, in connection with the meetings of OLB’s stockholders held in 2010, 2011 and 2012, along with any other form of correspondence between OLB and its stockholders during that time period, either have been filed with the SEC and are publicly available to Holdings via EDGAR or have been provided to Holdings.

Section 4.29                      Absence of Undisclosed Liabilities.

Neither OLB nor any OLB Subsidiary has any obligation or liability that is material to the financial condition or operations of any of them, or that, when combined with all similar obligations or liabilities would be material to their financial condition or operations (i) except as disclosed in the OLB Financials delivered to Holdings prior to the date of this Agreement, or (ii) except as contemplated under this Agreement.  Since June 30, 2012, neither OLB nor any OLB Subsidiary has incurred or paid any obligation or liability which would be material to the financial condition or operations of any of them, except for obligations paid in connection with transactions made by them in the ordinary course of their business consistent with past practice and applicable law.

Section 4.30                      Disclosure.

The representations and warranties contained in this Article IV do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV, in light of the circumstances under which they were made, not misleading.  The schedules delivered by OLB pursuant to this  Article IV and elsewhere in this Agreement, which have been delivered concurrently with the execution and delivery of this Agreement, are true and correct and contain no untrue statements of material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V.
COVENANTS OF THE PARTIES

Section 5.1                      Conduct of Holdings’ Business.

Through the Closing Date, Holdings shall, and shall cause each Holdings Subsidiary to, in all material respects, conduct its businesses and engage in transactions only in the ordinary course and consistent with past practice, except as otherwise required or contemplated by this Agreement or with the prior written consent of OLB.  Holdings shall, and shall cause each Holdings Subsidiary to, use its reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of Holdings and the Holdings Subsidiaries and others with whom business relationships exist, provided that, other than in the case of Permitted Employees, job vacancies that occur prior to the Effective Date through attrition shall not be filled and new employees shall not be hired without the prior written consent of OLB.  Through the Closing Date, except as otherwise consented to in writing by OLB or as permitted by this Agreement, and except as may be required, in writing, by Holdings’ Regulatory Authority (in which case Holdings shall immediately provide OLB with a copy of such written document), Holdings shall not, and shall not permit any Holdings Subsidiary to:

(a)           Change any provision of the Holdings Governing Documents;

(b)           Change the number of authorized or issued shares of its capital stock; repurchase any shares of capital stock; or issue or grant any call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of capital stock; declare, set aside or pay any dividends (including any special dividends) or other distribution in respect of capital stock; or redeem or otherwise acquire any shares of Holdings capital stock; provided, however, that the foregoing shall not prohibit or preclude Holdings from performing its obligations under the terms of any outstanding Rights described in Holdings Disclosure Schedule 3.33, including, without limitation, by issuing shares of Holdings Common Stock upon the exercise of such Rights by their holders.

(c)           Grant any severance or termination pay, other than pursuant to policies or agreements of Holdings or any Holdings Subsidiary in effect on the date hereof for employees who are not executive officers, to, or enter into or amend any employment, consulting, severance, compensation, “change-in-control,” or termination contract or arrangement with, any officer, director, employee, independent contractor, agent, or other person associated with Holdings or any Holdings Subsidiary;

(d)           Grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with Holdings or any Holdings Subsidiary, except (i) with respect to Permitted Employee to the extent such promotion or increase is made by Holdings or a Holdings Subsidiary in the normal course of its business and consistent with its past practices or (ii) routine periodic pay increases, selective merit pay increases and pay-raises in the normal course of business and consistent with past practices; provided, however, that any increase in compensation for a director or an executive officer that is not a Permitted Employee of Holdings or any Holdings Subsidiary shall require the prior written consent of OLB.

(e)           Sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice; subject any asset to a Lien, other than in the ordinary course of business consistent with past practice; modify in any material manner the manner in which it has heretofore conducted its business or enter into any new line of business; incur any indebtedness for borrowed money, except in the ordinary course of business, consistent with past practice; provided, however, that any security that is not considered an Exempt Security may be sold pursuant to Section 2.4(e) of this Agreement;

(f)           Sell or otherwise dispose of any Holdings Real Property except REO in a reasonably acceptable commercial manner in the ordinary course of business, or sell or otherwise dispose of any securities held by Holdings or WSB;

(g)           Take any action that would result in any of the conditions set forth in Article VI hereof not being satisfied, except as may be required by Law and after written consent or waiver from OLB;

(h)           Change any method, practice, or principle of accounting, except as may be required from time to time by Law or changes in GAAP or by any Regulatory Authority except as required by Section 5.8(a)(iii) of this Agreement;

(i)           Waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing agreement to which it is a party;

(j)           Implement any pension, retirement, profit-sharing, bonus, or similar plan or arrangement that was not in effect on the date of this Agreement, or amend any existing pension, retirement, profit-sharing, bonus, or similar plan or arrangement except to the extent required by Law; provided, however, that amendments to The Washington Savings Bank F.S.B. 401(k) Retirement Plan to modify any of the investment options available thereunder shall not constitute a breach of this Section 5.1(j);

(k)           Amend or otherwise modify its underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

(l)           Enter into, renew, extend, or modify any other transaction with any Affiliate, other than deposit and loan transactions in the ordinary course of business and which are in compliance with the requirements of Law;

(m)            Enter into any interest rate swap, floor or cap, or similar commitment, agreement, or arrangement;

(n)           Take any action that would give rise to a right of payment to any individual under any employment agreement except for contractually required compensation;

(o)           Purchase any securities other than (i) Federal Home Loan Bank or Federal Farm Credit Bank obligations or other securities having the full faith and credit of the United States, and (ii) having a face amount of not more than $5.0 million with a maturity date of three years or less; provided, however, Holdings may purchase a security falling outside the restrictions of this Section 5.1(o) if it emails the information and documentation regarding the proposed security to James W. Cornelsen and Christine M. Rush at OLB, prior to committing to making such purchase and OLB does not object to the purchase within 48 hours, counted by Business Days, of receiving the related information;

(p)           Except as set forth on Holdings Disclosure Schedule 5.1(p) or pursuant to the terms of any contracts set forth in Holdings Disclosure Schedule 3.3(b), make any new capital expenditure of fifty thousand dollars ($50,000) or more; or undertake or enter into any lease, contract or other commitment for its account;

(q)           Take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC;

(r)           Liquidate, merge with or into, or consolidate with, or be purchased or acquired by, any other financial institution or Entity (or agree to any merger, consolidation, affiliation, purchase, or acquisition) or permit (or agree to permit) any other financial institution or Entity to be merged with it or consolidate or affiliate with any other financial institution or Entity; acquire control over any other financial institution or Entity; or create any subsidiary; or acquire, lease, sell, convey, transfer or dispose (or agree to acquire, lease, sell, convey, transfer, or dispose) in any way any assets or any rights thereof of Holdings to any party other than OLB or an OLB Affiliate unless the failure to do so shall, in the good faith judgment of the Holdings board of directors, after receipt of written advice of counsel, constitute a breach of fiduciary duty by Holdings’ directors under the laws of the State of Delaware;

(s)           Enter into, grant, approve or extend any Non-Residential Credit Extension that would result in a credit exposure in excess of five hundred thousand dollars ($500,000) in the aggregate to a single borrower as that term is defined in 12 C.F.R. Part 32; provided, however, Holdings and/or WSB may make a Credit Extension in excess $500,000 if it emails the information and documentation regarding the proposed Credit Extension to James W. Cornelsen, Joseph P. Burnett, and Sandra Burnett at OLB, prior to committing to make such Credit Extension, and OLB does not object to the Credit Extension within 48 hours, counted by Business Days, of receiving the related information;

(t)           Enter into, grant, approve or extend any loan, credit facility, line of credit, or letter of credit for an owner occupied residence (collectively, a “Residential Credit Extension”) that would result in a credit exposure in excess of the then FHFA jumbo loan limit in the aggregate to a single borrower as that term is defined in 12 C.F.R. Part 32; provided, however, Holdings may make a Residential Credit Extension in excess the then FHFA jumbo limit if it emails the information and documentation regarding the proposed Residential Credit Extension to James W. Cornelsen, Joseph P. Burnett, and Sandra Burnett at OLB, prior to committing to make such Residential Credit Extension, and OLB does not object to the Residential Credit Extension within 48 hours, counted by Business Days, of receiving the related information; or

(u)           Agree to do any of the foregoing.

Section 5.2                      Conduct of OLB’s Business.

OLB shall, and shall cause each OLB Subsidiary to, use its reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of OLB and the OLB Subsidiaries and others with whom business relationships exist.  Through the Closing Date, except as otherwise consented to in writing by Holdings or as permitted by this Agreement, and except as may be required, in writing, by OLB’s Regulatory Authority (in which case OLB shall immediately provide Holdings with a copy of such written document), OLB shall not, and shall not permit any OLB Subsidiary to:

(a)           Take any action that would result in any of the conditions set forth in Article VI hereof not being satisfied, except as may be required by Law and after written consent or waiver from Holdings;

(b)           Take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC; or

(c)           Agree to do any of the foregoing.

Section 5.3                      Access; Confidentiality.

(a)           Through the Closing Date, each party hereto shall afford to the other, including its authorized agents and representatives, reasonable access to its and its Subsidiaries’ businesses, properties, assets, books and records, and personnel, at reasonable hours and after reasonable notice; and the officers of each party shall furnish the other party making such investigation, including its authorized agents and representatives, with such financial and operating data and other information with respect to such businesses, properties, assets, books and records, and personnel as the party making such investigation, or its authorized agents and representatives, shall from time to time reasonably request.  Each party hereto agrees that it, and its authorized agents and representatives, will conduct such investigation and discussions hereunder in a confidential manner and otherwise in a manner so as not to interfere unreasonably with the other party’s normal operations and customer and employee relationships.

(b)           Holdings and OLB each agree that they will not, and will cause their representatives not to, use any information obtained pursuant to this Section 5.3 (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) for any purpose unrelated to the consummation of the Contemplated Transactions. Holdings and OLB shall hold all information obtained pursuant to this Section 5.3 (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, which is incorporated herein by reference.

Section 5.4                      Regulatory Matters.

Through the Closing Date:

(a)           OLB and Holdings shall cooperate with one another in the preparation of the Registration Statement (including the Prospectus/Proxy Statement) and all Applications, which shall be prepared by OLB and OLB’s counsel, and the making of all filings for, and shall use their reasonable best efforts to obtain, as promptly as practicable, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions.  OLB and Holdings shall each give the other reasonable time to review any Application to be filed by it prior to the filing of such Application with the relevant Regulatory Authority, and each shall consult the other with respect to the substance and status of such filings.

(b)           Holdings and OLB shall each promptly furnish the other with copies of written communications to, or received by them from, any Regulatory Authority with respect to the Contemplated Transactions.

(c)           Holdings and OLB shall cooperate with each other in the foregoing matters and shall furnish the other with all information concerning itself as may be necessary or advisable in connection with any Application or filing, including any report filed with the SEC, made by or on behalf of such party to or with any Regulatory Authority in connection with the Contemplated Transactions, and in each such case, the information shall be accurate and complete in all material respects.  In connection therewith, Holdings and OLB shall use their reasonable good faith efforts to provide each other certificates, “comfort” letters and other documents reasonably requested by the other.

Section 5.5                      Taking of Necessary Actions.

Through the Closing Date, in addition to the specific agreements contained herein, each party hereto shall use their reasonable best efforts to take, or cause to be taken by each of its Subsidiaries, all actions, and to do, or cause to be done by each of its Subsidiaries, all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions including, if necessary, appealing any adverse ruling with respect to any Application.

Section 5.6                      No Solicitation.

Holdings shall not, nor shall it authorize or permit any of its officers, directors, stockholders, or employees or any investment banker, financial advisor, attorney, accountant, or other representative retained by it to:

(a)           Initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes any Acquisition Proposal;

(b)           Enter into or maintain or continue discussions or negotiate with any person in furtherance of an Acquisition Proposal; or

(c)           Agree to or endorse any Acquisition Proposal;

unless the failure to do so would, in the good faith judgment of the Holdings board of directors, after receipt of written advice of counsel, constitute a breach of fiduciary duty of the directors under the laws of the State of Delaware.  Holdings shall notify OLB as promptly as practicable (but in no event later than two Business Days), in reasonable detail, as to any inquiries and proposals which it or any of its representatives or agents may receive and if it receives written advice of counsel as described in the preceding sentence.

Section 5.7                      Update of Disclosure Schedules.

Through the Closing Date, Holdings shall update the Holdings Disclosure Schedules, and OLB shall update the OLB Disclosure Schedules, as promptly as practicable after the occurrence of any event which, if such event had occurred prior to the date hereof, would have been disclosed on such schedule.  In addition, Holdings and OLB shall update and deliver to the other party the Holdings Disclosure Schedule 3.20 and the OLB Disclosure Schedule 4.19, respectively, promptly after the end of each calendar month during the Pre-Closing Period and on the Business Day immediately preceding the Closing Date.

Section 5.8                      Other Undertakings by OLB and Holdings.

(a)           Undertakings of Holdings.

(i)           Stockholder Approval.  As promptly as practicable after the Registration Statement becomes effective under the Securities Act, in accordance with the Exchange Act, applicable Law, and this Agreement, Holdings shall submit this Agreement to its stockholders for approval at the Holdings Common Stockholders’ Meeting with the recommendation that its stockholders approve this Agreement and the Merger.

Notwithstanding the foregoing, the board of directors of Holdings may withhold its recommendation or withdraw its recommendation to its stockholders only if (A) the board of directors shall be in receipt of a Superior Proposal, and (B) the board of directors of Holdings shall have determined that the failure to do so, after receipt of written advice of counsel, would constitute a breach of the Holdings directors’ fiduciary duty under Delaware law.  Holdings agrees that if the Holdings board of directors fails to recommend or withdraws its recommendation to its stockholders regarding the Merger, and the stockholders subsequently fail to approve the Merger, the OLB Termination Fee and provisions of Section 8.1(b) hereof will be applicable.

“Superior Proposal” means a bona fide written proposal or written offer (other than from OLB or an OLB Affiliate) for an Acquisition Proposal on terms which the board of directors of Holdings concludes in good faith, based upon the advice of RP Financial, LC and after written advice from outside legal counsel, taking into account all the terms and conditions of the Acquisition Proposal (including the OLB Termination Fee), the legal, financial and regulatory aspects of the proposal, Holdings’ responsibilities under the DGCL and the Entity or person making the proposal, are in the aggregate more favorable to all the stockholders of Holdings than the Merger.

(ii)           Environmental Assessments.

(A)           OLB shall have the express right, but not the obligation, to conduct, at its sole cost and expense, Environmental Assessments of the Holdings Companies’ assets, operations and secured interests, including, but not limited to, the Holdings Real Property.

(B)           If OLB, in its sole discretion, is unable to reasonably determine that the recognized environmental conditions identified in the Environmental Assessments will not result in a Material Adverse Effect, OLB shall have the express right, but not the obligation, to further assess, at its sole cost and expense, the recognized environmental conditions as OLB deems appropriate.

(C)           OLB agrees to notify Holdings a reasonable time in advance of the Environmental Assessments scheduled pursuant to this Section 5.8(a)(ii).  Holdings agrees to permit OLB and its contractors, consultants, agents and representatives to (i) conduct such Environmental Assessments, (ii) have access to the properties, facilities, environmental documents and personnel of the Holdings Companies, and (iii) conduct such consultations with the persons or firms conducting such examinations, as OLB shall deem necessary; provided, however, that OLB and its contractors, consultants, agents and representatives shall not unreasonably disturb or interfere with the business activities or operations of the Holdings Companies.

(iii)           Modification of Loan Policies.  Immediately prior to the Effective Date, each of Holdings and the Holdings Subsidiaries shall, consistent with GAAP and applicable Law, modify or change its loan, REO, accrual, reserve, tax, litigation and real estate valuation policies and practices, including loan classifications and levels of reserves, so as to be applied on a basis that is consistent with those of OLB; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Sections 6.1(c) and 6.1(i); and further provided, that (A) no accrual or reserve made by Holdings or any of its Subsidiaries pursuant to this Section 5.8(a)(iii) shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred and (B) the effects of any such modifications and/or changes shall not be considered in determining, or have any impact on, any reduction to the Aggregate Consideration pursuant to Section 2.4 of this Agreement.  The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as a concurrence of Holdings or its management with any such adjustments.

(iv)           OLB Right to Attend Board Meetings.  During the Pre-Closing Period, Holdings shall permit at least one representative from OLB to attend all board meetings and committee meetings of Holdings and WSB held; provided, however, that the representative shall, at the request of the board of directors of Holdings or WSB, as the case may be, leave such meeting during any period in which such board of directors desires to (A) discuss the Contemplated Transactions, (B) discuss an Acquisition Proposal not involving OLB or Old Line, (C) discuss with its counsel any matter that such counsel determines in good faith is subject to the attorney-client privilege, (D) discuss confidential supervisory information (within the meaning of the rules of the Regulatory Authorities of Holdings or WSB, as the case may be), and/or (E) discuss any other matter the disclosure of which to OLB could, in the opinion of counsel to Holdings or WSB, as the case may be, adversely affect the rights or obligations of Holdings or WSB or cause Holdings or WSB, or the boards of directors thereof, to breach any fiduciary duty or violate any applicable Law.  Each of Holdings and WSB shall provide written notice of each meeting of its board of directors to OLB at the address provided in Section 8.6 of this Agreement, no later than the date by which notice of the meeting is required to be given to directors of Holdings or WSB, as the case may be, as set forth in the charter or bylaws of Holdings or WSB, as the case may be, without giving effect to a director’s right to waive such notice.

(v)           Directors’ and Officers’ Liability Insurance.  Contemporaneously with the Closing, OLB shall purchase an extended reporting period, for a minimum of three years and not to exceed six years, for purposes of covering actions occurring prior to the Effective Time; provided, that the policy can be obtained for an aggregate 6-year cost not in excess of $161,146 (200% of the current annual premium for the director and officer liability insurance policy in effect as of March 31, 2012).  OLB may not cancel, modify or take any action to limit or terminate the coverage obtained pursuant to this section, unless it replaces such coverage with coverage provided by insurers having the same or better rating, coverage and aggregate limits; provided, however, that OLB may, at its option, replace at any time such policy with another policy having the same coverage rate.  In the event OLB is unable to obtain a director and officer liability insurance tail policy at a cost not in excess of $161,146, OLB may obtain a director and officer liability insurance tail policy with the maximum coverage reasonably available for a cost that is not in excess of $161,146.

(vi)           Dissolve Non-Operational Subsidiaries.  Prior to Closing, Holdings and WSB shall cause the liquidation and legal dissolution of any and all Non-Operational Subsidiaries.

(b)           Undertakings of OLB and Holdings.

(i)           Filings and Approvals. OLB and Holdings shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and OLB will make all necessary regulatory filings as soon as practicable after the date hereof, including without limitation, (A) the Applications, (B) the Registration Statement (including the Prospectus/Proxy Statement) and related filings, if any, under state securities laws relating to the Merger, and (C) all other documents necessary to obtain any other approvals and consents required to effect consummation of the Contemplated Transactions.

(ii)           Public Announcements.  OLB and Holdings shall consult upon the form and substance of any press release related to this Agreement and the Contemplated Transactions, but nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure that its counsel deems necessary under applicable Law.

(iii)           Maintenance of Insurance.  OLB and each OLB Subsidiary, and Holdings and each Holdings Subsidiary, shall maintain insurance in such amounts as OLB and Holdings, respectively, believe are reasonable to cover such risks as are customary in relation to the character and location of its and their respective Subsidiaries’ properties and the nature of its and their respective Subsidiaries’ businesses.

(iv)           Maintenance of Books and Records. OLB and each OLB Subsidiary, and Holdings and each Holdings Subsidiary, shall maintain books of account and records on a basis consistent with past practice.

(v)           Taxes.  OLB and each OLB Subsidiary shall file all OLB Returns, and Holdings and each Holdings Subsidiary shall file all Holdings Returns, required to be filed by it, respectively, on or before the date such returns are due, including any extensions, and pay all taxes shown to be due on such returns on or before the dates such payments are due, except those being contested in good faith.

(vi)           In-House Operations.  OLB and Holdings shall cooperate with each other in the interest of an orderly, cost-effective consolidation of operations, and to the extent deemed commercially reasonable, shall terminate any in-house back office, support, processing or other operational activities or services of Holdings or any Holdings Subsidiary, including without limitation accounting, loan processing and deposit services, and substitute a contract or arrangement between OLB or any OLB Subsidiary (as OLB shall select) and Holdings for the provision of similar services to Holdings or any Holdings Subsidiary.

(vii)           Delivery of Financial Statements.  OLB and Holdings shall each deliver to the other, by each respective delivery date, financial statements that fairly present, in all material respects, its consolidated financial condition, results of operations for the periods then ended in accordance with GAAP, subject to year-end audit adjustments and notes thereto.

(viii)           Delivery of Regulatory Filings and Documents.  OLB and Holdings shall each deliver to the other copies of all reports filed with Regulatory Authorities promptly upon the filing thereof.

(c)           Undertakings of OLB.

(i)           Stockholder Approval.  As promptly as practicable after the Registration Statement becomes effective under the Securities Act, in accordance with the Exchange Act, applicable Law, and this Agreement, OLB shall submit this Agreement to its stockholders for approval at the OLB Common Stockholders’ Meeting with the recommendation that its stockholders approve this Agreement and the Merger.

(ii)           Holdings Director Nominees.  Subject to OLB’s articles of incorporation and bylaws, the MGCL, any approvals and/or requirements of any Regulatory Authority relating to OLB, and the continuing fiduciary duties of the OLB board of directors, the OLB board of directors shall take such actions as may be necessary to elect each of the Holdings Nominees to serve on the OLB board of directors with terms to expire at the annual meeting of stockholders of OLB to be held in 2015; provided, however, that if one or both of the Holdings Nominees shall be subject to a Disqualification Event, OLB shall take such actions as may be necessary to  fill the vacancy or vacancies so created with one or two, as may be applicable, of the individuals set forth on Holdings Disclosure Schedule 1.3(d), or with such other individuals as Holdings may propose (each a “Replacement Nominee”), with the selection being at OLB’s discretion.

On and after the Effective Time, (A) the directors of OLB duly elected and holding office immediately prior to the Effective Time, and (B) provided they agree to serve as directors of OLB, each of the Holdings Nominees, shall be the directors of OLB, each to hold office until his successor is elected and qualified or otherwise in accordance with applicable Law and the articles of incorporation and bylaws of OLB; further provided, that in no event shall OLB’s obligations under this section apply with respect to any Holdings Nominee subject to a Disqualification Event.

As used in this Agreement, the term “Disqualification Event” means, as to any Holdings Nominee, the occurrence of any of the following events: (i) such nominee shall be prohibited by Law or otherwise from serving as a director of OLB; (ii) such nominee shall have been charged with or convicted of any felony or a crime of moral turpitude; (iii) such nominee shall file (or any Entity of which such nominee shall have been an executive officer or controlling person within the 90 days prior to filing shall file) a voluntary petition under any applicable federal or state bankruptcy or insolvency law, or such nominee shall become (or any Entity indebted to OLB of which such nominee shall have been an executive officer or controlling person within the 90 days prior to filing shall become) the subject of an involuntary petition filed under any such law that is not dismissed within 30 days; (iv) such nominee shall be involved in any of the events or circumstances enumerated in Item 401(f)(3)-(6) of Regulation S-K (or any successor or substitute provision of similar import) promulgated by the SEC, or similar provisions of state “blue sky” laws; (v) the death, disability or other personal reasons beyond the control of such nominee that prevents them from serving, as determined by OLB in its sole discretion, as a nominee; or (vi) such nominee shall violate any covenant or agreement contained in the Voting Trust Agreement.  OLB will (i) take such actions as are necessary to cause Old Line, subject to the fiduciary duties of the Old Line board of directors, Old Line’s articles of incorporation and bylaws and the eligibility requirements of any Regulatory Authority relating to Old Line, and provided that the applicable Holdings Nominee is not subject to a Disqualification Event, to nominate each Holdings Nominee to serve as a director of Old Line during any time, and for the same term, that such Holdings Nominee serves as a director of OLB, in compliance with Section 1.4(b), and (ii) will, as the sole stockholder of Old Line, vote to elect any Holdings Nominee so nominated by Old Line.

(iii)           Employees, Severance Policy.

(A)           Subject to OLB’s usual personnel and qualification policies, OLB will endeavor to continue the employment of each individual who is a Holdings employee or an employee of a Holdings subsidiary on the Effective Date in a position that will contribute to the successful performance of the combined organization; provided, however, that no provision in this Agreement shall create any obligation of OLB to retain any Holdings employees or create any third party benefit.  If an employee is not retained as contemplated by this Section 5.8(c)(iii)(A), or if OLB elects to eliminate a position or does not offer a Holdings employee comparable employment (i.e., a position of substantially similar job descriptions or responsibilities at substantially the same salary level), then OLB will make severance payments to the displaced employee as set forth in this Section 5.8(c)(iii).

(B)           Subject to the provisions of Section 5.8(c)(iii)(C), OLB will grant to any eligible employee (exempt and non-exempt) of Holdings that is not retained by OLB two weeks of severance pay for each full year of service with Holdings or a Holdings Subsidiary up to a maximum of 26 weeks of severance pay.

(C)           All employees of Holdings or of any Holdings Subsidiary at the Effective Time will be eligible for severance benefits as set forth in this Section 5.8(c)(iii), except that no employee of Holdings or of any Holdings Subsidiaries, including but not limited to the individuals listed in Section 5.8(c)(iii)(E), who is eligible for any payment or benefit pursuant to any “change in control” agreement, employment agreement, salary continuation agreement or similar plan or right shall receive any severance benefits as provided in this Section 5.8(c)(iii).  Each person eligible for severance benefits as set forth in this Section 5.8(c)(iii)(C) will remain eligible for such benefits if his or her employment is terminated by OLB or an OLB Subsidiary, other than for “cause”, within 12 months after the Effective Date.  Any person whose employment with OLB or an OLB Subsidiary is terminated without “cause” after 12 months from the Effective Date shall receive such severance benefit from OLB or such OLB Subsidiary as is provided for in OLB’s general severance policy for such terminations (with full credit being given for each full year of service with Holdings or any Holdings Subsidiary).

(D)           For purposes of Section 5.8(c)(iii)(C), “cause” means the employer’s good faith reasonable belief that the employee: (1) violated any Law or regulation applicable to OLB or Old Line (2) committed fraud, theft or embezzlement; (3) falsified corporate records; (4) disseminated confidential information concerning customers, OLB, any OLB Subsidiary or any of its or their employees in violation of any applicable confidentiality agreement or policy; or (5) failed to adequately perform their duties as an employee.

(E)           Subject to the provisions in this Section 5.8(c)(iii), OLB will pay the following change-in-control payments within five Business Days of the Effective Date:

Name	Payment Amount

William J. Harnett	$500,000
Kevin P. Huffman	$150,000
Gerald Whittaker	$125,000
Susan Grant	$125,000
Carol Ramey	$ 75,000
Lori Steckel	$ 50,000

Provided, however, that OLB will have no obligation or duty to make the change-in-control payments described in this Section 5.8(c)(iii)(E) to any such person unless such person:  (1) is either (x) not retained by OLB or Old Line on the Effective Date or (y) is involuntarily terminated by OLB or Old Line within 18 months of the Effective Date unless such termination is for Cause, death or disability; or (2) has his or her level of compensation, as listed on Schedule 5.8(c)(iii)(E), substantially reduced by OLB or Old Line within 18 months of the Effective Date and, subject to the requirements of Section 409A of the IRC, thereafter voluntarily terminates his or her employment within such 18-month period.

(iv)           Employee Benefits.  As of the Effective Time, each employee of Holdings or of any Holdings Subsidiary who becomes an employee of OLB or of any OLB Subsidiary shall be entitled to full credit for each year of service with Holdings or any Holdings Subsidiary for purposes of determining eligibility for participation and vesting and benefit accrual in OLB’s or, as appropriate, in the OLB Subsidiary’s, employee benefit plans, programs and policies.  OLB shall use the original date of hire by Holdings or a Holdings Subsidiary in making these determinations.

ARTICLE VI.
CONDITIONS

Section 6.1                      Conditions to Holdings’ Obligations under this Agreement.

The obligations of Holdings hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Holdings pursuant to Section 8.3 hereof:

(a)           Corporate Proceedings.  All action required to be taken by, or on the part of, OLB to authorize the execution, delivery and performance of this Agreement, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by OLB, and Holdings shall have received certified copies of the resolutions evidencing such authorizations.

(b)           Covenants; Representations.  The obligations of OLB and Old Line required by this Agreement to be performed by OLB and Old Line at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of OLB set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date and except as to any representation or warranty to the extent the breach of such representation or warranty does not have a Material Adverse Effect on OLB.

(c)           Consents.  (i) Holdings and WSB shall have received all consents and approvals described in Holdings Disclosure Schedule 3.4 and all filings and registrations by Holdings and WSB described in Holdings Disclosure Schedule 3.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on OLB or Old Line subsequent to the Contemplated Transactions; (ii) OLB and Old Line shall have received all consents and approvals described in OLB Disclosure Schedule 4.4 and all filings and registrations by OLB and Old Line described in OLB Disclosure Schedule 4.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on OLB or Old Line subsequent to the Contemplated Transactions; (iii) any statutory waiting period or periods relating to the consents, approvals, filings and registrations identified in the foregoing items (i) or (ii) shall have expired; and (iv) no consent or approval identified in the foregoing items (i) or (ii) shall have imposed any condition or requirement that, in the reasonable opinion of the board of directors of Holdings, would so materially and adversely impact the economic or business benefits to Holdings of the Contemplated Transactions as to render consummation of the Merger inadvisable.

(d)           No Injunction.  There shall not be in effect any order, decree or injunction of a court or Regulatory Authority of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e)           Officer’s Certificate.  OLB shall have delivered to Holdings a certificate, dated the Closing Date and signed, without personal liability, by its Chief Executive Officer, to the effect that the conditions set forth in subsections (a) through (d) and (h) of this Section 6.1 have been satisfied.

(f)           Registration Statement.  The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by OLB’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g)           Tax Opinion or Letter.  Holdings shall have received an opinion of Gordon Feinblatt LLC, counsel to Holdings, or a letter from Stegman & Company, Holdings’ independent certified public accountants, dated the Closing Date, to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the IRC, and (ii) any gain realized in the Merger will be recognized only to the extent of cash or other property (other than OLB Common Stock) received in the Merger, including cash received in lieu of fractional share interests; in rendering their opinion, such counsel may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of Holdings, OLB, and others.

(h)           Approval by OLB’s Stockholders.  The Merger shall have been approved by the stockholders of OLB by such vote as is required by the MGCL and the articles of incorporation and bylaws of OLB.

(i)           Approval by Holdings’ Stockholders.  This Agreement shall have been approved by the stockholders of Holdings by such vote as is required by the DGCL and the certificate of incorporation and bylaws of Holdings.

(j)           Other Documents.  Holdings shall have received such other certificates, documents or instruments from OLB or its officers or others as Holdings shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions, or related Securities Laws compliance.

(k)           Illegality.  No Law shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts or makes illegal the consummation of the Contemplated Transactions.

(l)           Legal Opinion.  Holdings shall have been furnished with an opinion of OLB’s legal counsel with respect to certain matters in connection with the Merger, dated the Closing Date, addressed to Holdings, in substance and form reasonably satisfactory to Holdings and as agreed upon by the parties.  Such opinion may: (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of OLB or any OLB Subsidiary or appropriate governmental authorities; and (ii) in the case of matters of law governed by the laws of the state in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to United States federal law, and the laws of the State of Maryland.

(m)           No Material Adverse Effect.  No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, liquidity, income, or financial condition of OLB or any of the OLB Subsidiaries shall have occurred since the date of this Agreement, which has had, or would reasonably be likely to have, a Material Adverse Effect on OLB.

Section 6.2                      Conditions to OLB’s Obligations under this Agreement.

The obligations of OLB hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by OLB pursuant to Section 8.3 hereof:

(a)           Corporate Proceedings.  All action required to be taken by, or on the part of, Holdings and WSB to authorize the execution, delivery and performance of this Agreement, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by Holdings and WSB, respectively, and OLB shall have received certified copies of the resolutions evidencing such authorizations.

(b)           Covenants; Representations.  The obligations of Holdings and WSB required by this Agreement to be performed by Holdings and WSB at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of Holdings set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date and except as to any representation or warranty to the extent the breach of such representation or warranty does not have a Material Adverse Effect on Holdings.

(c)           Consents.  (i) OLB and Old Line shall have received all consents and approvals described in OLB Disclosure Schedule 4.4 and all filings and registrations by OLB and Old Line described in OLB Disclosure Schedule 4.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on OLB or Old Line subsequent to the Contemplated Transactions; (ii) Holdings and WSB shall have received all consents and approvals described in Holdings Disclosure Schedule 3.4 and all filings and registrations by Holdings and WSB described in Holdings Disclosure Schedule 3.4 shall have been accepted or declared effective, except where the failure to obtain any such consent or approval, or for any such filing or registration to be accepted or declared effective, would reasonably not be expected to have a Material Adverse Effect on OLB or Old Line subsequent to the Contemplated Transactions; (iii) any statutory waiting period or periods relating to the consents, approvals, filings and registrations identified in the foregoing items (i) or (ii) shall have expired; and (iv) no consent or approval identified in the foregoing items (i) or (ii) shall have imposed any condition or requirement that, in the reasonable opinion of the board of directors of OLB, would so materially and adversely impact the economic or business benefits to OLB of the Contemplated Transactions as to render consummation of the Merger inadvisable.

(d)           No Injunction.  There shall not be in effect any order, decree or injunction of a court or Regulatory Authority of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e)           Officer’s Certificate.  Holdings shall have delivered to OLB a certificate, dated the Closing Date and signed, without personal liability, by its Chief Executive Officer, to the effect that the conditions set forth in subsections (a) through (d) and (h) of this Section 6.2 have been satisfied.

(f)           Registration Statement.  The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by OLB’s counsel from state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g)           Tax Opinion or Letter.  OLB shall have received an opinion of Ober, Kaler, Grimes & Shriver, P.C., counsel to OLB, or a letter from Rowles & Company, LLP, OLB’s independent certified public accountants, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC; in rendering their opinion, such counsel or firm may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of Holdings, OLB and others.

(h)           Approval by Holdings’ Stockholders. This Agreement shall have been approved by the stockholders of Holdings by such vote as is required by the MGCL and the articles of incorporation and bylaws of Holdings.

(i)           Approval by OLB’s Stockholders.  This Agreement shall have been approved by the Stockholders of OLB by such vote as is required by the MGCL and the articles of incorporation and bylaws of OLB.

(j)           Limitation on Holdings Objecting Shares.  As of the Effective Date, the holders of no more than five percent (5%) of the Holdings Common Stock that is issued and outstanding shall have taken the actions required by Section 262 of the DGCL to qualify their Holdings Common Stock as Holdings Objecting Shares.

(k)           Other Documents.  OLB shall have received such other certificates, documents or instruments from Holdings or its officers or others as OLB shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions, or related Securities Laws compliance.

(l)           Environmental Assessment Results.  The recognized environmental conditions of any Environmental Assessments conducted pursuant to Section 5.8(a)(ii) hereof shall not result in a Material Adverse Effect on Holdings.  OLB shall be fully satisfied, in its reasonable discretion, with the findings of the Environmental Assessments and any other environmental reports undertaken pursuant to Section 5.8 of this Agreement.

(m)            No Material Adverse Effect.  No change in the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), operations, business prospects, liquidity, income, or financial condition of Holdings or any of the Holdings Subsidiaries shall have occurred since the date of this Agreement, which has had, or would reasonably be likely to have, a Material Adverse Effect on Holdings.

(n)           Voting Trust Agreement, Share Election Agreement and Support Agreements.  William Harnett shall have delivered to OLB an executed Voting Trust Agreement and Share Election Agreement both in substantially the forms attached as Exhibit A and Exhibit B. The individuals listed on Exhibit C shall have delivered to OLB executed Support Agreements substantially in the form attached as Exhibit D.

(o)           Third Party Consents.  OLB shall have received all consents and authorizations of landlords and other persons that are necessary to permit the Merger to be consummated without the violation of any lease or other material agreement to which Holdings is a party or by which any of its properties are bound, except where failure to obtain such consent or authorization would be reasonably expected not to have a Material Adverse Effect subsequent to the Merger.

(p)           Illegality.  No Law shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts or makes illegal the consummation of the Contemplated Transactions.

(q)           Legal Opinion.  OLB shall have been furnished with an opinion of Holdings’ legal counsel with respect to certain matters in connection with the Merger, dated the Closing Date, addressed to OLB, in substance and form reasonably satisfactory to OLB and as agreed upon by the parties.  Such opinion may: (i) expressly rely as to matters of fact upon certificates furnished by appropriate officers of Holdings or any Holdings Subsidiary or appropriate governmental authorities; and (ii) in the case of matters of law governed by the laws of the state in which they are not licensed, reasonably rely upon the opinions of legal counsel duly licensed in such states and may be limited, in any event, to United States federal law, and the laws of the State of Delaware, and, as applicable, laws of the State of Maryland.

ARTICLE VII.
TERMINATION

Section 7.1                      Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of both Holdings and OLB, this Agreement may be terminated on or at any time prior to the Closing Date:

(a)           By the mutual written agreement of Holdings and OLB;

(b)           By either Holdings or OLB in the event of a material breach of any representation, warranty, covenant, or other agreement of the other party hereto contained in this Agreement and such breach cannot be, or shall not have been, remedied within 30 days after receipt by such party of written notice specifying the nature of such breach and requesting that it be remedied and which breach is reasonably likely, in the opinion of the non-breaching party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching party; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such 60-day period;

(c)           By Holdings if the conditions in Section 6.1 of this Agreement have not been satisfied by OLB (and cannot be, or have not been, cured within 30 days after the giving of written notice of such failure by Holdings) and have not been waived by Holdings;

(d)           By OLB if the conditions in Section 6.2 of this Agreement have not been satisfied by Holdings (and cannot be, or have not been, cured within 30 days after the giving of written notice of such failure by OLB) and have not been waived by OLB;

(e)           By either Holdings or OLB if the Closing Date shall not have occurred prior to July 1, 2013 (except that if the Closing Date shall not have occurred by such date because of a material breach of this Agreement by a party hereto, such breaching party shall not be entitled to terminate this Agreement in accordance with this provision);

(f)           By either Holdings or OLB in the event any Regulatory Authority whose approval or consent is required for consummation of the Contemplated Transactions shall issue a definitive written denial of such approval or consent and any appeals and requests for reconsideration have also received a definitive written denial;

(g)           By either Holdings or OLB if the stockholders of OLB or Holdings Common Stockholders vote, but fail to approve the Merger at the OLB Common Stockholders’ Meeting or Holdings Common Stockholders’ Meeting, respectively;

(h)           By Holdings if the Average Price for the 30 Trading Days prior to the five Business Days immediately before closing falls below $8.14 per share unless OLB, in its sole discretion, adds additional cash or shares of OLB Common Stock to the Merger Consideration so that the Aggregate Consideration would not be less than $40.8 million, subject to any adjustments pursuant to Section 2.4 of this Agreement;

(i)           By OLB if Holdings or any Holdings Subsidiary enters into any definitive term sheet, letter of intent, agreement or similar type agreement with a view to being acquired by, or effecting a business combination with, any person other than OLB, or enters into any agreement to merge, consolidate, to combine or to sell a material portion of its assets or to be acquired in any other manner by any other person or to acquire a material amount of assets or a material equity position in any other person, whether financial or otherwise;

(j)           By Holdings if Holdings or any Holdings Subsidiary enters into any transaction described in (i) above after receipt of written advice of counsel that failure to do so would constitute a breach of fiduciary duty by Holdings’ directors under the laws of the State of Delaware;

(k)           By Holdings if OLB or any OLB Subsidiary enters into any definitive term sheet, letter of intent, agreement or similar type of agreement with a view to being acquired by, or effecting a business combination, as a result of which OLB is not the surviving Entity or OLB’s directors, as of the date of this Agreement, do not comprise the majority of the surviving Entity’s board of directors, with any person other than Holdings and the Holdings board of directors determines that, with written advice of counsel, such transaction is not in the best interests of the Holdings Common Stockholders; provided, however, that Holdings must exercise the termination option under this Section 7.1(k) within 30 calendar days after OLB files a Current Report Form 8-K with the SEC regarding events triggering the termination option;

(l)           By OLB if the Holdings board of directors withdraws, changes, or modifies its recommendation to its stockholders in any manner adverse to OLB regarding this Agreement or the Merger; or

(m)            By Holdings if the OLB board of directors withdraws, changes, or modifies its recommendation to its stockholders in any manner adverse to Holdings regarding this Agreement or the Merger.

Section 7.2                      Effect of Termination.

If this Agreement is terminated pursuant to Section 7.1 hereof or otherwise, this Agreement shall forthwith become void, other than Sections 5.3(b), this Section 7.2, and Section 8.1 hereof, which shall remain in full force and effect, and there shall be no further liability on the part of OLB or Holdings to the other, except for any liability of OLB or Holdings under such applicable sections of this Agreement and except for any liability arising out of a willful breach of this Agreement giving rise to the termination.

ARTICLE VIII.
MISCELLANEOUS

Section 8.1                      Expenses and Other Fees.

(a)           General Expenses.  Whether or not the Contemplated Transactions are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement.  Each party agrees to indemnify the other party against any cost, expense or liability (including reasonable attorneys’ fees and including those costs of any party’s enforcement of the rights afforded under this Section 8.1) in respect of any claim made by any party for a broker’s or finder’s fee in connection with the Merger other than one based on communications between the party and the claimant seeking indemnification.  OLB shall be responsible for and shall pay all filing fees, trustee or exchange agent fees and expenses, and blue sky fees and expenses, if any.  If the (i) legal, (ii) investment banking (iii) accounting, (iv) printing fees and other fees and expenses incurred by Holdings in connection with this Agreement, plus the expenses contemplated by Section 5.8(a)(v) of this Agreement (collectively, the “Maximum Expense Amount”), exceed four hundred fifty thousand dollars ($450,000), then the excess will be deducted from the Aggregate Consideration as provided in Section 2.4.  All such legal, investment banking, accounting fees, printing fees or other fees and expenses related to this Agreement will be paid or expensed and fully accrued on the books of Holdings prior to the Closing Date.  The expenses of separate counsel to any stockholder of Holdings shall be borne by such stockholder and not borne or reimbursed by the Holdings Companies or OLB.

(b)           OLB Termination Fee.

(i)           As an inducement to OLB to enter into this Agreement, to incur the costs and expenses related hereto and to consummate the Contemplated Transactions, Holdings hereby agrees to pay OLB, and OLB shall be entitled to payment of, a fee of one million seven hundred and fifty thousand dollars ($1,750,000) (the “OLB Termination Fee) if this Agreement is terminated by:  (A) OLB pursuant to Section 7.1(b) (provided that OLB is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement); (B) OLB pursuant to Section 7.1(e) because the Closing failed to occur prior to July 1, 2013 and such failure resulted from the knowing, willful and intentional actions or inactions of Holdings or WSB (provided OLB is not then in material breach of any material representation, warranty, covenant, or other agreement contained in this Agreement); (C) OLB or Holdings pursuant to Section 7.1(f) because a Regulatory Authority refused to issue a consent or approval required for the consummation of any of the Contemplated Transactions and such refusal resulted from the knowing, willful and intentional actions or inactions of Holdings or WSB (provided OLB is not then in material breach of any material representation, warranty, covenant, or other agreement contained in this Agreement); (D) OLB pursuant to Section 7.1(i) or Section 7.1(l); or (E) Holdings pursuant to Section 7.1(j).

(ii)           The OLB Termination Fee shall be paid within five Business Days of Holdings’ receipt of written demand therefor by OLB.  If payment of the OLB Termination Fee is timely made, then OLB will have no other rights or claims against Holdings and its respective officers, directors, attorneys and financial advisors under this Agreement, it being agreed that the acceptance of the OLB Termination Fee under this Section 8.1(b) will constitute the sole and exclusive remedy of OLB against Holdings and its officers, directors, attorneys and financial advisors.

(c)           Holdings Termination Fee.

(i)           As an inducement to Holdings to enter into this Agreement, to incur the costs and expenses related hereto and to consummate the Contemplated Transactions, OLB hereby agrees to pay Holdings, and Holdings shall be entitled to payment of, a fee of seven hundred and fifty thousand dollars ($750,000) (the “Holdings Termination Fee) if this Agreement is terminated by:  (A) Holdings pursuant to Section 7.1(b) (provided that Holdings is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement); (B) Holdings pursuant to Section 7.1(e) because the Closing failed to occur prior to July 1, 2013 and such failure resulted from the knowing, willful and intentional actions or inactions of OLB or Old Line (provided Holdings is not then in material breach of any material representation, warranty, covenant, or other agreement contained in this Agreement); (C) Holdings pursuant to Section 7.1(f) because a Regulatory Authority refused to issue a consent or approval required for the consummation of any of the Contemplated Transactions and such refusal resulted from the knowing, willful and intentional actions or inactions of OLB or Old Line (provided Holdings is not then in material breach of any material representation, warranty, covenant, or other agreement contained in this Agreement); or (D) Holdings pursuant to Section 7.1(k) or Section 7.1(m).

(ii)           The Holdings Termination Fee shall be paid within five Business Days of OLB’s receipt of written demand therefor by Holdings. If payment of the Holdings Termination Fee is timely made, then Holdings will have no other rights or claims against OLB and its respective officers, directors, attorneys and financial advisors under this Agreement, it being agreed that the acceptance of the Holdings Termination Fee under this Section 8.1(c) will constitute the sole and exclusive remedy of Holdings against OLB and its officers, directors, attorneys and financial advisors.

Section 8.2                      Non-Survival of Representations and Warranties; Disclosure Schedules.

All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants shall terminate as of the Closing.  Notwithstanding the foregoing, Sections 5.8(c)(ii), (iii) and (iv) shall survive the Closing.

Section 8.3                      Amendment, Extension and Waiver.

(a)           Subject to applicable Law, at any time prior to the Closing Date, the parties may:

(i)           Amend this Agreement;

(ii)           Extend the time for the performance of any of the obligations or other acts of either party hereto;

(iii)         Waive any term or condition of this Agreement, any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or

(iv)         Waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise.

(b)           This Agreement may not be amended except by an instrument in writing signed, by authorized officers, on behalf of the parties hereto.  Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.4                      Entire Agreement.

This Agreement, the schedules and exhibits hereto, and any other documents to be executed in connection herewith, including, without limitation, the Voting Trust Agreement and the Share Election Agreement, contain the entire, complete, and integrated agreement between the parties with respect to the subject matter hereof, and supersede any prior or contemporaneous arrangements, agreements or understandings between the parties, written or oral, express or implied, that may have related to the subject matter hereof in any way other than the Confidentiality Agreement.

Section 8.5                      Binding Agreement.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities.

Section 8.6                      Notices.

All notices under this Agreement shall be in writing and shall be deemed sufficient and duly given: (a) when delivered personally to the recipient; (b) upon confirmation of good transmission if sent by facsimile; or (c) when delivered to the last known address of the recipient (i) one Business Day after delivery to a reputable express courier service for next-day delivery (charges prepaid), or (ii) three days after being sent to the recipient by certified mail, return receipt requested and postage prepaid, addressed as follows:

(a)           If to OLB, to:

James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland  20716
Fax:  (301) 430-2531

with a copy to:

Frank C. Bonaventure, Jr., Esquire
Ober│Kaler
100 Light Street
Baltimore, Maryland 21202
Fax:  (443) 263-7505

(b)           If to Holdings, to:

Kevin P. Huffman
President & Chief Operations Officer
The Washington Savings Bank
4201 Mitchellville Road, Suite 200
Bowie, MD 20716
Fax:  (___) ___-____

with a copy to:

Andrew D. Bulgin
Gordon Feinblatt LLC
233 East Redwood Street
Baltimore, MD  21202
Fax:  (410) 576-4196

Section 8.7                      Disclosure Schedules.

Information contained on either the Holdings Disclosure Schedule or the OLB Disclosure Schedule shall be deemed to cover the express disclosure requirement contained in a representation or warranty of this Agreement and any other representation or warranty of this Agreement of such party where it is readily apparent it applies to such provision. The mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is or could result in a Material Adverse Effect.

Section 8.8                      Tax Disclosure.

Notwithstanding anything else in this Agreement to the contrary, each party hereto (and each employee, representative or other agent of any party) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and federal income tax structure of any and all Contemplated Transactions and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any party (or to any employee, representative, or other agent of any party) relating to such tax treatment or tax structure; provided, however, that this authorization of disclosure shall not apply to restrictions reasonably necessary to comply with Securities Laws. This authorization of disclosure is not effective until the earlier of (a) the date of the public announcement of discussions relating to the Contemplated Transactions, (b) the date of the public announcement of the Contemplated Transactions, or  (c) the date of execution of an agreement (with or without conditions) to enter into the Contemplated Transactions.

Section 8.9                      No Assignment.

Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

Section 8.10                      Captions.

The headings of Sections and subsections contained in this Agreement are provided for convenience only.  They form no part of this Agreement and shall not affect its construction or interpretation.  All references to Sections, subsections, paragraphs, clauses or other subdivisions in this Agreement refer to the corresponding Sections, subsections, paragraphs, clauses or other subdivisions of this Agreement.  All words used in this Agreement shall be construed to be of such gender or number as the circumstances require.  Unless otherwise specifically noted, the words “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision of this Agreement.

Section 8.11                      Counterparts; Facsimile.

This Agreement may be executed simultaneously in counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which together will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

Section 8.12                      Severability.

If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by Law.

Section 8.13                      Governing Law; Venue; No Jury Trial.

(a)           This Agreement shall in all respects be interpreted, enforced, and governed under the laws of the State of Maryland, without regard to Maryland’s conflict-of-laws provisions.

(b)           The parties agree that any judicial proceeding arising out of or relating to this Agreement (including any declaratory judgments) shall be filed exclusively in the State and Federal courts located in Prince George’s County, Maryland and the District of Maryland, respectively, and each party hereby consents to, and will submit to, the personal and subject matter jurisdiction of such courts in any proceeding to enforce any of their obligations under this Agreement and shall not contend that any such court is an improper or inconvenient venue.  The foregoing shall not limit the right of any party to obtain execution of judgment in any other jurisdiction.  The prevailing party in any judicial proceeding arising out of or relating to this Agreement shall be entitled to recover all costs and attorneys fees from the non-prevailing party.

(c)           EACH OF THE PARTIES HERETO EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OR RIGHT TO DEMAND TRIAL BY JURY IN ANY ACTION BROUGHT TO ENFORCE THIS AGREEMENT, OR ANY PROVISION HEREOF, OR FOR DAMAGES DUE AS A RESULT OF AN ALLEGED BREACH OF THIS AGREEMENT.

Section 8.14                      Time of Essence.

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

ATTEST:	OLD LINE BANCSHARES, INC.

By:_______________________________	By:________________________________
Name: Christine M. Rush	Name: James W. Cornelsen
Title: Secretary	Title: President and Chief Executive Officer

ATTEST:	WSB HOLDING, INC.

By:_______________________________	By:________________________________
Name:_____________________________	Name: William J. Harnett
Title: Secretary	Title: Chairman

EXHIBIT INDEX

Exhibit A – Voting Trust Agreement

Exhibit B – Share Election Agreement

Exhibit C – List of Stockholders to execute Support Agreements Support Agreement

Exhibit D – Support Agreement

Exhibit E – Bank Merger Agreement

Exhibit F – List of Exempt Securities

DISCLOSURE SCHEDULE INDEX

[Add Disclosure Schedules Here]

EXHIBIT A

Voting Trust Agreement

VOTING TRUST AGREEMENT

This Voting Trust Agreement (“Agreement”) is made as of this 10th day of September, 2012 (“Effective Date”), by and among William J. Harnett, an individual residing in the State of Florida (“WJH”), Old Line Bancshares, Inc., a Maryland corporation (“OLB”), and Craig E. Clark, as voting trustee (“Trustee”).  WJH, OLB and the Trustee are sometimes each referred to herein as a “Party” and are sometimes collectively referred to herein as the “Parties”.

WHEREAS, WJH is the sole owner of 41.3% (3,304,327 shares) of the outstanding common stock of WSB Holdings, Inc. (“WSB”);

WHEREAS, contemporaneously herewith, WJH and OLB have entered into a Share Election Agreement;

WHEREAS, contemporaneously herewith, WJH and OLB have entered into a Support Agreement;

WHEREAS, contemporaneously herewith, OLB and WSB have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended and supplemented from time to time) (“Merger Agreement”) pursuant to which WSB will merge with and into OLB (the “Merger”) and the outstanding shares of WSB common stock will, without any action on the part of the holders thereof, be automatically converted into the right to receive shares of OLB common stock and/or cash;

WHEREAS, one of the conditions to OLB’s obligations under the Merger Agreement is for WJH and OLB to enter into this Agreement;

WHEREAS, the Trustee is willing to act as voting trustee pursuant to the terms of this Agreement;

WHEREAS, as a stockholder of WSB, WJH will receive a significant benefit from the transaction described in the Merger Agreement and believes that his entry into this Agreement is in the best interests of WSB, OLB and their respective stockholders and, for that reason, is willing to enter into this Agreement;

NOW, THEREFORE, for good and valuable consideration, the adequacy, sufficiency and receipt of which are hereby acknowledged, the Parties agree as follows:

1.	Recitals. The recitals are incorporated herein as an integral part of this Agreement.

2.	Assignment of Shares; Trust Certificates.

a.
At the effective time of the Merger, WHJ shall irrevocably assign to the Trustee a number of shares of WSB common stock owned by him (the “Shares”), together with all rights inherent in such Shares, that will, upon the conversion thereof into the right to receive shares of OLB common stock pursuant to the Merger Agreement, reduce his percentage of ownership of the total outstanding shares of OLB common stock (“Percentage Ownership”) to eight percent (8%) (after giving effect to the Merger). The Shares, together with any shares of OLB common stock that are assigned to or received by the Trustee after the effective time of the Merger pursuant to Section 3 or Section 6 of this Agreement, are collectively referred to herein as the “Trust Shares”.

b.
Concurrently with the assignment of Trust Shares contemplated by Section 2(a), Trustee will issue and deliver to WJH one or more trust certificates, in the form attached hereto as Exhibit A, signed by Trustee evidencing the number of Trust Shares (each, a “Trust Certificate”).  The Trust Certificates will not have voting or, except to the extent provided herein, other rights regarding OLB or the Trustee. The Trust Certificates may be sold, assigned, pledged or otherwise transferred subject to applicable securities laws.  In the event that any Trust Certificate shall be lost, stolen or destroyed, Trustee shall provide replacements upon receipt of such indemnity agreements or other security as may be required for lost, stolen or destroyed stock certificates, as Trustee may determine.

3.
Change in Number of Trust Shares.  For purposes of this Agreement only, any shares of OLB common stock other than Trust Shares (“Unassigned Shares”) which are owned or controlled by any person (a “Control Person”) acting in concert (as defined in 12 CFR 225.41) (“Acting in Concert”) with WJH during the duration of this Agreement as provided in Section 4 herein shall be deemed to be owned by WJH and shall be included for purposes of calculating his Percentage Ownership.

a.
In the event that the total number of outstanding shares of OLB common stock is increased or the characteristics of OLB common stock are changed and such increase or change causes WJH’s Percentage Ownership to be less than eight percent (8%), WJH may, at his option, require the Trustee to exchange Trust Shares for Trust Certificates to the extent that such exchange will not cause WJH’s Percentage Ownership to be greater than eight percent (8%).

b.
If WJH acquires ownership of Unassigned Shares after the effective time of the Merger and such acquisition causes his Percentage Ownership to exceed eight percent (8%), then WJH will immediately assign, or cause to be assigned, to the Trustee that number of such Unassigned Shares as shall be necessary to reduce his Percentage Ownership to eight percent (8%).  The Unassigned shares so assigned shall constitute Trust Shares under this Agreement and shall be evidenced by additional Trust Certificates issued by the Trustee.

c.
If at any time WJH, or any Control Person, sells Unassigned Shares (a “Sale”) and such Sale reduces WJH’s Percentage Ownership to less than eight percent (8%), then WJH may, at his option and subject to the provisions of this Section 3(c), require the Trustee to exchange Trust Shares for Trust Certificates to the extent that such exchange will not cause WJH’s Percentage Ownership to exceed eight percent (8%).  The following conditions must be satisfied before the Trustee will permit an exchange pursuant to this Section 3(c):

i.
Prior to the Sale, WJH, or the Control Person, must have offered the Unassigned Shares (the “Offered Shares”) to OLB on a right of first refusal basis in accordance with this Section 3(c)(i).  Any offer pursuant to this Section 3(c)(i) shall be made in writing (“Offer Notice”) and delivered to OLB at least 15 business days prior to the Sale (the “Notice Period”).  Upon receipt of the Offer Notice, OLB shall have the right, but not the obligation, during the Notice Period to purchase any or all of the Offered Shares.  OLB shall exercise its right by delivering written notice thereof to WJH and any Control Person, which shall set forth the number of Offered Shares to be purchased by OLB (the “Purchased Shares”).  At the closing of OLB’s purchase of the Purchased Shares (the “Closing”), OLB shall pay cash to WJH or the Control Person (as the case may be) in an amount equal to the number of Purchased Shares multiplied by the Purchase Price (as defined below).  Unless the parties to the Closing agree otherwise, the Closing shall take place no later than the expiration of the Notice Period, at a time and place to be agreed upon by the parties thereto.  The “Purchase Price” shall be determined as follows:  (A) if shares of OLB common stock are listed or admitted to trading on any national securities exchange or national market system, then the Purchase Price shall be the average closing sales price of a share of OLB common stock as quoted on such national securities exchange or national market system for the period that begins on the day that OLB receives the Sale Notice and ends on the day immediately preceding the day of the Closing (the “Pricing Period”); or (B) if shares of OLB common stock are not listed or admitted to trading on any national securities exchange or national market system but are traded in the over-the-counter market, then the Purchase Price shall be the average of the high bid price and the low ask price per share of OLB common stock for the Pricing Period; or (C) if shares of OLB common stock are not listed or admitted to trading on any national securities exchange or national market system and are not traded in the over-the-counter market, then the Purchase Price shall be the last known sales price of a share of OLB common stock as reported to OLB by the transfer agent for such common stock.

ii.
To the extent the Offered Shares were not sold pursuant to Section 3(c)(i), the Sale must have been either (A) a bona fide sale with a counter party who is not Acting in Concert with WJH or the Control Person or (B) effected using a broker with the identity of the purchaser not being known to WJH or the Control Person.

4.
Duration. This Agreement shall immediately terminate if the Merger is not consummated.  Otherwise, this Agreement will terminate on the earlier to occur of (a) the fifth (5th) anniversary of the Effective Date or (b) the effective date of (i) a merger, consolidation, or similar extraordinary event involving OLB and another entity where OLB is not the surviving entity or (ii) a sale or other disposition of all or substantially all of the assets of OLB.  Upon the termination of this Agreement for any reason, the Trustee, in exchange for and upon surrender of Trust Certificates representing Trust Shares, shall assign and deliver the Trust Shares to the holders of such Trust Certificates.

5.	Trustee.

a.
The Trustee shall serve without compensation and any expenses incurred by the Trustee will be paid by OLB.  The Trustee will have full power, and it shall be the Trustee’s duty, to vote the Trust Shares in accordance with the instructions of the OLB Board of Directors.  The Trustee shall be present, in person or represented by proxy, at all annual and special meetings of stockholders of OLB so that all Trust Shares may be counted for the purposes of determining the presence of a quorum at such meetings. The Trustee may take such other action regarding the Trust Shares as any other owner of OLB common stock may take, except that the Trustee may not sell, assign, pledge or otherwise transfer any Trust Shares other than pursuant to this Agreement. The Trustee shall have no liability hereunder if the Trustee performs its obligations as required by this Agreement.

b.
In the event that the Trustee shall cease to be able to function in such capacity, by reason of death, disability, resignation or any other cause whatsoever, OLB shall promptly appoint a replacement Trustee.

6.
Dividends. Each registered holder of a Trust Certificate shall be entitled to receive from the Trustee, as and when paid by OLB, payment of any dividends or distributions other than in the form of shares of OLB common stock, upon the number of Trust Shares represented by such Trust Certificate.  Subject to Section 3(a) of this Agreement, in the event that any dividend or distribution in the form of shares of OLB common stock is paid with respect to the Trust Shares, such shares shall be issued to and in the name of the Trustee, in such trust capacity, and each registered holder of a Trust Certificate issued hereunder shall be entitled to receive from the Trustee new or additional Trust Certificates in the amount of the shares of OLB common stock received by the Trustee as such dividend or distribution upon the number of the Trust Shares represented by the Trust Certificates theretofore held by such holder.

7.
Legends.  The parties agree that a copy of this Agreement shall be filed with OLB and that the Trust Shares and the Trust Certificates shall be noted to reflect the existence of this Agreement and its terms and conditions.

8.
Entire Agreement.  This Agreement shall constitute the entire agreement between the parties with regard to the subject matter hereof.  No modification, amendment or waiver of this Agreement shall be binding without the written consent of each of the parties hereto.  This Agreement is binding on each Party and its heirs, personal representatives, legatees, successors and assigns; provided, however, that this Agreement may not be assigned or transferred by OLB or the Trustee.

9.
Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the United States and, to the extent not inconsistent therewith, the laws of the State of Maryland without regard to its conflict of laws provisions.  Each of the Parties consents to personal jurisdiction in the State of Maryland voluntarily submits to the jurisdiction of the courts of the State of Maryland in any action or proceeding with respect to this Agreement, including the federal district courts located in Maryland, and shall not contend that any such court is an improper or inconvenient venue.  Each Party agrees that it may be served with process at its address set forth on the signature page hereof.  Nothing in this Section 9 shall limit the right of any Party to obtain execution of judgment in any other jurisdiction.  The prevailing Party in any judicial proceeding arising out of or relating to this Agreement shall be entitled to recover its costs and reasonable attorneys fees from the non-prevailing Party.  EACH OF THE PARTIES HERETO EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OR RIGHT TO DEMAND TRIAL BY JURY IN ANY ACTION BROUGHT TO ENFORCE THIS AGREEMENT, OR ANY PROVISION HEREOF, OR FOR DAMAGES DUE AS A RESULT OF AN ALLEGED BREACH OF THIS AGREEMENT.

10.
Severability; Modification.  In the event any Court shall determine that any provision of this Agreement is invalid, such determination shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and shall be construed so as to be valid under applicable law.  The Parties hereby expressly request any court of competent jurisdiction to enforce any such provision or covenant or to modify any provision thereof so that it shall be enforced by such court to the fullest extent permitted by applicable law.

11.
Notices.  Any notice to be given pursuant to this Agreement shall be in writing and shall be addressed to Party for whom the notice is intended at its address set forth on the signature page(s) hereof or to such changed address as any Party may notify the others pursuant to this Section 11.

12.
Headings; Construction.  The headings of Sections and subsections contained in this Agreement are provided for convenience only.  They form no part of this Agreement and shall not affect its construction or interpretation.  All references to Sections, subsections, paragraphs, clauses or other subdivisions in this Agreement refer to the corresponding Sections, subsections, paragraphs, clauses or other subdivisions of this Agreement.  All words used in this Agreement shall be construed to be of such gender or number as the circumstances require.  Unless otherwise specifically noted, the words “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision of this Agreement.

13.
Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of an original of this Agreement for all purposes.  Signatures of the Parties transmitted by facsimile or PDF transmission shall be deemed to be their original signatures for all purposes.

[SIGNATURES APPEAR ON NEXT PAGE]

[SIGNATURE PAGE]

OLD LINE BANCSHARES, INC.

By: ___________________________
Name: James W. Cornelsen
Title: President and Chief Executive Officer
Address: _____________________________
_____________________________

TRUSTEE

By: _______________________________
Name:_____________________________
Title:______________________________
Address:___________________________
__________________________

____________________________
William J. Harnett
Address: _________________________
___________________________

EXHIBIT A
FORM OF TRUST CERTIFICATE

THIS CERTIFICATE IS ISSUED PURSUANT TO A CERTAIN VOTING TRUST AGREEMENT, A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF OLD LINE BANCSHARES, INC. BY THE REGISTERED OWNER HEREOF.

OLD LINE BANCSHARES, INC.

VOTING TRUST CERTIFICATE

Voting Trust Certificate No. ____

Issue Date:  ____________, _____

This Voting Trust Certificate (“Certificate”) evidences that _____________ (“Holder”) has deposited under the Voting Trust Agreement, dated as of ____________, ____ (the “Voting Trust Agreement”), by and among William J. Harnett, Old Line Bancshares, Inc. (“OLB”) and _________ (“Trustee”), a stock certificate evidencing __________ share(s) of the common stock, par value $0.01 per share, of OLB (the “Trust Shares”).  The Holder’s beneficial interest in such Trust Shares is evidenced and represented by this Certificate.

This Certificate shall likewise represent any and all securities which, upon any increase or recapitalization of the stock of OLB, may be issued with respect to the Trust Shares or in lieu thereof, which may be received by the Trustee on account of the Trust Shares.

Upon the termination of the Voting Trust Agreement, the Holder, or the Holder’s permitted successors in interest, shall be entitled to receive a certificate or certificates evidencing the Trust Shares and any securities which, upon any increase or recapitalization of the stock of OLB, may be issued with respect to the Trust Shares or in lieu thereof, which may be received by the Trustee on account of the Trust Shares.

Transferability of the Trust Shares is restricted by the terms of the Voting Trust Agreement.  This Certificate may be sold, assigned, pledged or otherwise transferred subject to applicable securities laws.  Any purported transfer not in conformity with the Voting Trust Agreement and/or applicable securities laws shall be null and void.

The rights, duties and obligations of the Holder and the Trustee with respect to this Certificate shall be as set forth in the Voting Trust Agreement.

IN WITNESS WHEREOF, this Certificate is issued as of the issue date set forth above.

_______________________________ Name: Title: Trustee

EXHIBIT B

Share Election Agreement

SHARE ELECTION AGREEMENT

This Share Election Agreement (“Agreement”) is made as of this 10th day of September, 2012, by and between William J. Harnett, an individual residing in the State of Florida (“WJH”), and Old Line Bancshares, Inc., a Maryland corporation (“OLB”).

WHEREAS, WJH is the sole owner of ___% (_________shares) of the outstanding common stock of WSB Holdings, Inc. (“WSB”);

WHEREAS, contemporaneously herewith, WJH and OLB have entered into a Voting Trust Agreement;

WHEREAS, contemporaneously herewith, WJH and OLB have entered into a Support Agreement;

WHEREAS, contemporaneously herewith, OLB and WSB have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended and supplemented from time to time) (“Merger Agreement”);

WHEREAS, one of the conditions to OLB’s obligations under the Merger Agreement is for WJH and OLB to enter into this Agreement;

WHEREAS as a shareholder, WJH will receive a significant benefit under the merger (the “Merger”) and other transactions described in the Merger Agreement;

NOW THEREFORE in consideration of the mutual benefits to be derived hereunder, the adequacy, sufficiency and receipt being acknowledged by the parties hereto, the parties agree as follows:

1.	Recitals. The recitals are incorporated herein as an integral part of this Agreement.

2.
Share Election. Pursuant to the terms of the Merger Agreement, WJH will have the option to receive cash, shares of OLB common stock or a mix thereof in exchange for his shares of WSB common stock. WJH hereby irrevocably agrees that he will elect to receive, in exchange for all of his shares of WSB common stock, a mix of 35% cash and 65% OLB stock and will execute all necessary documentation to effect such election.

3.	Termination. In the event the Merger is not consummated, this Agreement will terminate.

4.
Amendment; Assignment.  This Agreement shall constitute the entire agreement between the parties with regard to the subject matter hereof.  No modification, amendment or waiver of this Agreement shall be binding without the written consent of each of the parties hereto.  This Agreement is binding on each party and its successors, personal representatives and assignees; provided, however, this Agreement may not be assigned or transferred by either party without the written consent of the other party.

5.
Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the United States and, to the extent not inconsistent therewith, the laws of the State of Maryland without regard to Maryland’s conflict-of-laws provisions.  Each of the parties hereto consents to personal jurisdiction in the State of Maryland and voluntarily submits to the jurisdiction of the courts of the State of Maryland in any action or proceeding with respect to this agreement, including the federal district courts located in Maryland.  Each party agrees that it may be served with process at its address set forth on the signature page hereof.

6.
Severability.  In the event any court shall determine that any provision of this Agreement is invalid, such determination shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and shall be construed so as to be valid under applicable law.

7.
Counterparts.  This Agreement may be executed simultaneously in counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which together will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

OLD LINE BANCSHARES, INC. By:___________________________________ Name: James W. Cornelsen Title: President and Chief Executive Officer Address: 1525 Pointer Ridge Place Bowie, Maryland 20716

______________________________________ William J. Harnett Address: ______________________________ ________________________________

EXHIBIT C

List of Stockholders to execute Support Agreements

Phillip C. Bowman
George Q. Conover
Charles A. Dukes, Jr.
William J. Harnett
Kevin P. Huffman
Eric S. Lodge
Charles W. McPherson
Michael J. Sullivan

EXHIBIT D

Support Agreement

SUPPORT AGREEMENT

This Support Agreement, dated as of September 10, 2012 (this “Agreement”), is made and entered into by and between Old Line Bancshares, Inc., a Maryland corporation (“OLB”), and _________________ (the “Stockholder”), as a stockholder of WSB Holdings, Inc., a Delaware corporation (“Holdings”).

WHEREAS, concurrently herewith, OLB and Holdings are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended and supplemented from time to time, the “Merger Agreement”), pursuant to which, among other things, Holdings will be merged with and into OLB, with OLB continuing as the surviving company (the “Merger”); and

WHEREAS, the Stockholder is a member of the board of directors of Holdings and its subsidiary, The Washington Savings Bank (“WSB”);

WHEREAS, as a stockholder of WSB, the Stockholder will receive a significant benefit from the transaction described in the Merger Agreement; and

WHEREAS, to induce OLB to enter into the Merger Agreement, and as a condition to the transactions contemplated thereby, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements, representations and warranties contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.           Definitions. Capitalized terms used but not defined herein and defined in the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.  In addition, for purposes of this Agreement:

(a)      “Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such specified Person.

(b)      “Beneficially Own” or “Beneficial Ownership” with respect to any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act and, in any event with respect to the Stockholder, shall include Shares held of record by the Stockholder’s spouse, minor children and, to the extent they share the Stockholder’s household, children who have reached the age of majority.

(c)           “Holdings Acquisition Transaction” shall mean (i) any merger, consolidation, acquisition, statutory share exchange or similar transaction involving any of the Holdings Companies, other than the Merger, (ii) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of the Holdings Companies representing ten percent or more of the consolidated assets of the Holdings Companies, or (iii) the issuance, sale or other disposition (including by way of merger, consolidation, statutory share exchange or otherwise) of securities representing ten percent or more of the voting power of any of the Holdings Companies.

(d)           “Holdings Companies” shall mean collectively Holdings, WSB and any subsidiaries thereof.

(e)           “Control” and “Controlled,” as used within the definition of Affiliate, shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

(f)           “Effective Time,” means the time when the Merger becomes effective in accordance with the Merger Agreement.

(g)           “knowledge” or “known” means, with respect to the Stockholder, the actual knowledge of such Stockholder as to the fact or other matter, however obtained; provided that no Stockholder who serves as a director or officer of Holdings or WSB may deny having actual knowledge of a fact or other matter if a prudent individual possessing the knowledge and experience of the Stockholder and serving in such capacity could be expected to discover or otherwise become aware of such fact or other matter in the ordinary course of performing his, her or its duties as a director or officer.  Without limiting the scope of the foregoing proviso, no Stockholder who serves as a director or officer of Holdings or WSB may deny having actual knowledge of a fact or other matter by reason of such Stockholder having failed to review information available to such Stockholder in the ordinary course of business in his, her or its capacity as a director or officer of Holdings or WSB.

(h)           “OLB Applications” means all applications, notices and filings that OLB is required to file with any Regulatory Authority (as defined in the Merger Agreement) in connection with the Merger.

(i)           “Person” shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

(j)           “Shares” shall mean shares of the common stock, $0.0001 par value per share, of Holdings.

(k)           “Stockholder’s Shares” shall mean all Shares held of record or Beneficially Owned by the Stockholder, whether currently issued and outstanding or hereafter acquired by purchase, or by exercise of any options, warrants or other securities convertible into or exchangeable or exercisable for Shares, which are held of record or Beneficially Owned by the Stockholder.

(l)           “Termination Date” shall mean the date that the Merger Agreement has been terminated in accordance with its terms.

2.           Voting of Shares.

(a)           From and after the date of this Agreement and ending as of the first to occur of the Effective Time or the Termination Date, at any meeting of the holders of Shares, however called, or in any other circumstance upon which the vote, consent or other approval of holders of Shares is sought, the Stockholder shall vote or cause to be voted (including by written consent, if applicable) all of the Stockholder’s Shares entitled to vote thereon, (i) in favor of approval of the Merger, the execution and delivery by Holdings of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Holdings under the Merger Agreement or this Agreement and (iii) against the following actions: (A) any Holdings Acquisition Transaction; and (B) to the extent that such are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement, or implement or lead to any Holdings Acquisition Transaction, (1) any change in a majority of the persons who constitute the board of directors of Holdings, (2) any change in the present capitalization of Holdings or any amendment of Holdings’ Certificate of Incorporation or Bylaws, or (3) any other material change in Holdings’ corporate structure or business. In addition to the other covenants and agreements of the Stockholder provided for elsewhere in this Agreement, during the above-described period, the Stockholder shall not enter into any agreement or understanding with any Person or entity the effect of which would be inconsistent with or violate the provisions and agreements contained in this Section 2.

(b)           It is understood and hereby agreed that this Agreement relates solely to the capacity of the Stockholder as a holder of the Shares and is not in any way intended to affect the exercise of the Stockholder’s responsibilities and fiduciary duties as a director or officer of Holdings, including, without limitation, the exercise or performance of any of the Stockholder’s rights or obligations as a director with respect to any matter that comes before the board of directors of Holdings or WSB.

(c)      The Stockholder hereby authorizes disclosure of his, her or its identity and ownership of the Stockholder’s Shares and the nature of his, her or its commitments, arrangements and understandings under this Agreement in any proxy statement and regulatory filing of Holdings, and in any regulatory filing by OLB related to the Merger.

3.           Representations and Warranties of the Stockholder.  The Stockholder hereby makes the following representations and warranties to OLB, which are true and correct as of the date hereof and shall be true and correct as of the Effective Date:

(a)           Ownership. As of the date of this Agreement, the Shares set forth on Exhibit A hereto constitute all of the issued and outstanding Shares owned of record or Beneficially Owned by the Stockholder.  Except for Shares with respect to which the Stockholder shares investment or dispositive power or that are owned together with others, the Stockholder has sole power of disposition, sole power to demand appraisal rights and sole power to vote upon and agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth on Exhibit A hereto, with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b)           Power; Binding Agreement.  The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder’s obligations under this Agreement and all other agreements, documents or instruments referred to in the Merger Agreement or contemplated thereby to which the Stockholder is to be a party and to perform his, her or its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby.  Each of this Agreement and all other agreements, documents or instruments referred to in the Merger Agreement or contemplated thereby to which the Stockholder may be a party has been or will be duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the counterparties hereto and thereto) constitutes or will constitute the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.  There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is trustee whose consent is required for (i) the execution and delivery of this Agreement or any other agreements, documents or instruments referred to in the Merger Agreement or contemplated thereby to which the Stockholder is a party or (ii) the consummation by the Stockholder of the transactions contemplated hereby or thereby.  If the Stockholder is married and the Stockholder’s Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and (assuming the due authorization, execution and delivery by the Stockholder and OLB) constitutes a valid and binding agreement of, the Stockholder’s spouse, enforceable against such person in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(c)           No Conflicts.  No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority or any Person is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of his, her or its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder or any of his, her or its properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere in any material respect with the ability of the Stockholder to perform his, her or its obligations hereunder.

(d)           Voting Agreements or Arrangements.  Stockholder is not a party to any voting trusts, voting agreements, buy-sell agreements or other agreements or arrangements affecting (i) the Holdings Common Stock, other than this Agreement and the other voting agreements provided for in Section 6.2(n) of the Merger Agreement, or (ii) WSB Common Stock.

4.           Covenants of the Stockholder.  The Stockholder hereby covenants and agrees with OLB as follows:

(a)           No Encumbrances.  At all times hereafter during the term hereof, all of the Stockholder’s Shares will be held free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any liens, claims, understandings or arrangements that do not limit or impair in any material respect Stockholder’s ability to perform his, her or its obligations under this Agreement, and subject to applicable securities laws and the terms of this Agreement.

(b)           Actions; Information for Applications.

(i)           Subject to Section 2(b) of this Agreement, the Stockholder will take all reasonable actions to and assist in the consummation of the Merger and the transactions contemplated by the Merger Agreement, and will use his, her or its best efforts to cause the Holdings Companies to take the actions that are described in Section 5.4(a) of the Merger Agreement.

(ii)           The Stockholder will furnish OLB with all information concerning the Stockholder and, to the extent available to the Stockholder, the Holdings Companies required for inclusion in the OLB Applications.  All information provided by the Stockholder about the Stockholder and, to the knowledge of the Stockholder, the Holdings Companies for inclusion in the OLB Applications, at the time such information is provided, shall be true and correct in all material respects and will not omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           Confidentiality.  The Stockholder shall not disclose or use for his, her or its own purpose or the benefit of others any information that the Holdings Companies are prohibited from disclosing or using for their own purposes or for the benefit of others under Section 5.3 of the Merger Agreement.  The Stockholder shall either destroy or return to OLB all documents and materials that are described in Section 5.3 of the Merger Agreement as being required to be destroyed by the Holdings Companies or returned to OLB by the Holdings Companies.  The Stockholder shall use his, her or its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes.  The obligation to keep such information confidential shall continue for one year from the date of this Agreement or the Termination Date, whichever is earlier.

(d)           No Solicitation.  The Stockholder shall not take any action that is described in Section 5.6 of the Merger Agreement as an action of which the Holdings Companies are prohibited from authorizing or permitting their respective officers, directors or employees to take.

(e)           Press Releases.  The Stockholder will not, directly or indirectly, without the prior approval of OLB, issue any press release or written statement for general circulation relating to the Merger Agreement or the Merger except as otherwise required by applicable law or regulation, and then only after making reasonable efforts to notify OLB in advance.

(f)           Reorganization.  The Stockholder shall not take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g)           Restriction on Transfer and Proxies; Non-Interference.  From and after the date of this Agreement and ending as of the first to occur of the Effective Time or the Termination Date, the Stockholder shall not, and shall cause each of his, her or its Affiliates who Beneficially Own any of the Stockholder’s Shares not to, directly or indirectly, without the consent of OLB:  (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder’s Shares, or any interest therein; (ii) grant any proxies or powers of attorney, deposit any of Stockholder’s Shares into a voting trust or enter into a voting agreement with respect to any of Stockholder’s Shares; (iii) enter into any agreement or arrangement providing for any of the actions described in clause (i) or (ii) above; or (iv) take any action that could reasonably be expected to have the effect of preventing or disabling the Stockholder from performing the Stockholder’s obligations under this Agreement.

(h)           Waiver of and Agreement Not to Assert Appraisal Rights.  The Stockholder hereby confirms his, her or its knowledge of the availability of the rights of objecting Stockholders under the Delaware General Corporation Law with respect to the Merger. The Stockholder hereby waives and agrees not to assert, and shall cause any of his, her or its Affiliates who hold of record any of the Stockholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Stockholder or such Affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of Holdings that the Stockholder shall hold of record at the time that the Stockholder may be entitled to assert appraisal rights with respect to the Merger), whether pursuant to the Delaware General Corporation Law or otherwise.

(i)           Further Assurances.  From time to time, at OLB’s request and without further consideration, the Stockholder shall execute and deliver such additional documents reasonably requested by OLB as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

5.           Representations and Warranties of OLB. OLB hereby represents and warrants to the Stockholder that:

(a)           Organization, Standing and Corporate Power. OLB is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, with full corporate power and authority to carry on its business as proposed and currently conducted.  Except as described in the Merger Agreement, OLB has the corporate power and authority to enter into and perform all of its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)           Execution, Delivery and Performance by OLB. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of OLB.  Except as described in the Merger Agreement, OLB has taken all actions required by law, its Articles of Incorporation, as amended, and its Amended and Restated By-Laws to consummate the transactions contemplated by this Agreement.  This Agreement constitutes the valid and binding obligation of OLB and is enforceable against OLB in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

6.           Stop Transfer.  From and after the date of this Agreement and ending as of the first to occur of the Effective Time or the Termination Date, the Stockholder will not request that Holdings register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder’s Shares.

7.           Recapitalization.  In the event of a stock dividend or distribution, or any change in the Shares (or any class thereof) by reason of any split-up, recapitalization, combination, exchange of shares or the like, the term “Shares” shall include, without limitation, all such stock dividends and distributions and any shares into which or for which any or all of the Shares (or any class thereof) may be changed or exchanged as may be appropriate to reflect such event.

8.           Binding on Successors and Assigns; Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of law or otherwise, except that OLB may, without the approval of the Stockholder, assign any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of OLB.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  The Stockholder agrees that this Agreement, and the obligations of the Stockholder hereunder, shall attach to the Stockholder’s Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder’s heirs, guardians, administrators or successors.

9.           Termination.  This Agreement shall terminate without any further action on the part of any party hereto upon (a) the termination of the Merger Agreement pursuant to the terms thereof or (b) the Effective Time.  Upon such termination, this Agreement shall forthwith become void and of no further force or effect.  The representations and warranties of the parties contained herein shall not survive the termination of this Agreement.

10.         Miscellaneous.

(a)           Entire Agreement; Amendment.  This Agreement, along with any agreements referenced herein, contains the entire, complete, and integrated agreement among the parties with respect to the subject matter hereof, and supersedes any prior or contemporaneous arrangements, agreements or understandings among the parties, written or oral, express or implied, that may have related to the subject matter hereof.  This Agreement may be amended only by a written instrument duly executed by the parties.

(b)           Survival.  The representations, warranties and covenants of the parties contained herein shall expire at the Closing.

(c)           Governing Law.  This Agreement shall in all respects be interpreted, enforced, and governed under the laws of the State of Maryland, without regard to Maryland’s conflict-of-laws provisions.  The parties hereby submit to the jurisdiction and venue of the courts of Maryland, and any legal or equitable action to enforce this or any related agreements may only be brought in the circuit courts therein.

(d)           Captions.  The headings of Sections and subsections contained in this Agreement are provided for convenience only.  They form no part of this Agreement and shall not affect its construction or interpretation.  All references to Sections, subsections, paragraphs, clauses or other subdivisions in this Agreement refer to the corresponding Sections, subsections, paragraphs, clauses or other subdivisions of this Agreement.  All words used in this Agreement shall be construed to be of such gender or number as the circumstances require.  Unless otherwise specifically noted, the words “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, paragraph, clause or other subdivision of this Agreement.

(e)           Notices.  All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed sufficient and duly given:    (i) when delivered personally to the recipient; (ii) upon confirmation of good transmission if sent by facsimile; or (iii) when delivered to the last known address of the recipient (A) one business day after delivery to a reputable express courier service for next-day delivery (charges prepaid), or (B) three days after being sent to the recipient by certified mail, return receipt requested and postage prepaid, addressed as follows:

(1)           If to OLB:                                               James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland  20716
Fax:  (301) 430-2531

with copy to:                                        Ober, Kaler, Grimes & Shiver
A Professional Corporation
120 East Baltimore Street
Baltimore, Maryland 21202-1643
Attn:  Frank C. Bonaventure, Jr., Esq.
Fax:  (443) 263-7505

(2)           If to the Stockholder:                           At the address(es) indicated on the
applicable signature page hereto.

Addresses may be changed by notice in writing signed by the addressee.

(f)           Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(g)           Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(h)           No Third Party Beneficiaries.  This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto; provided that in the event of the Stockholder’s death, the obligations of the Stockholder hereunder shall attach to the Stockholder’s Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder’s heirs, guardians, administrators or successors.

(i)           Counterparts; Facsimile. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which together will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

(j)           Construction.  This Agreement has been prepared by all parties hereto, and the language used herein shall not be construed in favor of or against any particular party.

(k)           No Waiver.  The delay or failure on the part of any party to (i) insist upon the strict compliance with any of the terms of this Agreement or (ii) exercise any rights or remedies hereunder shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure, nor shall any single or partial exercise of any right or remedy hereunder preclude any subsequent exercise thereof or the exercise of any other right or remedy at any later time or times.

(l)           WAIVER OF JURY TRIAL.  EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH IT MAY BE A PARTY, ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT.  IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES HERETO.  THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY EACH PARTY, AND EACH HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT.  EACH PARTY FURTHER REPRESENTS THAT IT HAS HAD THE OPPORTUNITY TO BE REPRESENTED IN THE EXECUTION OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

OLD LINE BANCSHARES, INC.

By: ________________________________
James W. Cornelsen
President and Chief Executive Officer

STOCKHOLDER:

___________________________________

Print Name: _________________________

Address for Notice:

__________________________________
__________________________________

EXHIBIT A
TO
SUPPORT AGREEMENT

CLASS OF SHARES	CERTIFICATE NO.	NUMBER OF SHARES	RECORD OWNER	BENEFICIAL OWNER
Common Stock
Common Stock

EXHIBIT E

Bank Merger Agreement

PLAN OF MERGER

OF

THE WASHINGTON SAVINGS BANK

with and into

OLD LINE BANK

THIS PLAN OF MERGER by and between The Washington Savings Bank (“WSB”) and Old Line Bank (“Old Line”) is dated as of September __, 2012.

RECITALS

WHEREAS, WSB is a federally chartered savings bank organized and existing under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”), with its principal office at 4201 Mitchellville Road, Suite 200, Bowie, Maryland 20716, with an authorized capitalization of 20,000,000 shares of capital stock, consisting of (i) 10,000,000 shares of common stock, $1.00 par value per share (“WSB Common Stock”), of which 7,597,135 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, having no par value, of which no shares are issued and outstanding; and

WHEREAS, WSB is a wholly-owned subsidiary of WSB Holdings, Inc., a Delaware corporation with its principal office at 4201 Mitchellville Road, Bowie, Maryland 20716 (“Holdings”); and

WHEREAS, Old Line is a trust company with commercial banking powers chartered under the laws of the State of Maryland with its principal office at 1525 Pointer Ridge Place, Bowie, Maryland 20716, with an authorized capitalization of 6,000,000 shares, consisting of (i) 5,000,000 shares of common stock, par value $10.00 per share (“Old Line Common Stock”), of which 5,856,315 shares are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding; and

WHEREAS, Old Line is a wholly-owned subsidiary of Old Line Bancshares, Inc., a Maryland corporation with its principal office at 1525 Pointer Ridge Place, Bowie, Maryland 20716 (“OLB”); and

WHEREAS, concurrently herewith, OLB and Holdings are entering into an Agreement and Plan of Merger dated as of the date hereof (as such agreement may hereafter be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which Holdings will merge with and into OLB, with OLB being the surviving corporation (the “Merger”); and

WHEREAS, the Merger Agreement contemplates that WSB will be merged with and into Old Line, with Old Line being the surviving institution, immediately after the Merger is consummated (the “Bank Merger”); and

WHEREAS, each of the Boards of Directors of Holdings and OLB has determined that the Bank Merger would be in the best interests of its respective bank, have approved the Bank Merger and have authorized its respective bank to enter into this Plan of Merger; and

WHEREAS, the parties hereto intend that the Bank Merger shall qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

Subject to the terms and conditions of this Plan of Merger, WSB shall be merged with and into Old Line (which shall be the surviving institution) pursuant to, and shall have the effect provided in and by, 12 U.S.C. Section 1828(c) and Title 3, Subtitle 7 of the Financial Institutions Article of the Annotated Code of Maryland.  WSB does not maintain a liquidation account established pursuant to 12 C.F.R. Part 192.

ARTICLE II

The name of the surviving institution in the Bank Merger (hereinafter referred to as the “Merged Bank”) shall be “Old Line Bank.”

ARTICLE III

The business of the Merged Bank shall be that of a trust company with commercial banking powers chartered under the laws of the State of Maryland.  This business shall be conducted by the Merged Bank at its principal office at 1525 Pointer Ridge Place, Bowie, Maryland 20716, at all duly authorized and operating branches of Old Line and WSB as of the Effective Time (as hereinafter defined), and at all other offices and facilities of Old Line and WSB established as of the Effective Time (defined below).  All of such branches, offices and facilities are listed on Schedule 1, which is attached hereto and made a part hereof.

ARTICLE IV

Section 4.1.                      At the Effective Time, the separate existence of WSB shall cease and the corporate existence of Old Line, as the Merged Bank, shall continue unaffected and unimpaired by the Bank Merger, and the Merged Bank shall be deemed to be the same business and corporate entity as each of WSB and Old Line.  At the Effective Time, by virtue of the Bank Merger and without any further act, deed, conveyance or other transfer, all of the property, rights, powers and franchises of WSB and Old Line shall vest in Old Line as the Merged Bank, and the Merged Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of WSB and Old Line, and to have succeeded to all of the relationships, fiduciary or otherwise, of WSB and Old Line as fully and to the same extent as if such property, rights, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Merged Bank;  provided, however, that the Merged Bank shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Merged Bank by the laws of the State of Maryland or the laws of the United States.

Section 4.2.                      The Merged Bank, upon the consummation of the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as agent, trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, conservator, assignee, receiver and committee of estates of incompetents, bailee or depository of personal property, and in every other fiduciary and/or custodial capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by WSB and Old Line immediately prior to the Effective Time.

ARTICLE V

 Section 5.1.                      At the Effective Time, (i) all of the shares of WSB Common Stock validly issued and outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled and retired, and no cash, securities, or other property shall be delivered in exchange therefor, and (ii) the shares of Old Line Common Stock issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding.

Section 5.2.                      At and after the Effective Time, certificates evidencing shares of WSB Common Stock shall not evidence any interest in WSB or the Merged Bank.

Section 5.3.                      The stock transfer book of WSB shall be closed as of the Effective Time and, thereafter, no transfer of any shares of WSB Common Stock shall be recorded therein.

ARTICLE VI

Section 6.1.                      Upon the Effective Time, the Board of Directors of the Merged Bank shall be comprised of those persons serving as directors of Old Line immediately prior to the Effective Time, along with William J. Harnett and Michael J. Sullivan, or, if applicable, any replacement nominee as provided in the Merger Agreement.  Subject to any restrictions imposed by applicable law, Messrs. Harnett and Sullivan shall each serve until the annual meeting of stockholders of Old Line to be held in 2015.  Each director of the Merged Bank shall hold office until the expiration of his term, unless sooner removed, disqualified or deceased, or unless such director resigns, and until his successor has been elected and qualified.

Section 6.2.                      Upon the Effective Time, the executive officers of the Merged Bank shall be comprised of those persons serving as executive officers of Old Line immediately prior to the Effective Time.

ARTICLE VII

From and after the Effective Time, (i) the charter of the Merged Bank shall be the charter of Old Line in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law, and (ii) the bylaws of the Merged Bank shall be the Amended and Restated Bylaws of Old Line in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law.

ARTICLE VIII

This Plan of Merger may be amended by mutual consent of WSB and Old Line at any time prior to the Effective Time, except that no provision in Article IX may be amended or waived at any time pursuant to its terms.

ARTICLE IX

Section 9.1.                      This Plan of Merger and the Bank Merger shall be adopted and approved as follows:  (i) by resolutions of the board of directors of WSB duly adopted at a meeting thereof; (ii) by written consent of Holdings, as the sole stockholder of WSB, in lieu of a special meeting; and (iii) by resolutions of the board of directors of Old Line duly adopted at a meeting thereof.

Section 9.2.                      The Bank Merger shall be effective on the later of (i) the time and date designated by Old Line to the Office of the Maryland Commissioner of Financial Regulation (the “Commissioner”) as the time and date on which the Bank Merger shall be effective, and (ii) the time and date on which the Commissioner orders the Bank Merger to be effective (the “Effective Time”); provided, however, that in no event shall the Effective Time be earlier than, or at the same time as, the effective time of the Merger.

Section 9.3.                      This Plan of Merger is subject to approval by the Commissioner, the Board of Governors of the Federal Reserve System or its designee, and OLB and Holdings, as the sole stockholders of Old Line and WSB, respectively.  In addition, the consummation of the Bank Merger is subject to the receipt by the Office of the Comptroller of the Currency of the notice required by 12 C.F.R. Section 163.11(b)(1) and (h)(1).

Section 9.4.                      Notwithstanding any provision of this Plan of Merger to the contrary, it shall be a condition to the consummation of the Bank Merger and the parties’ obligations to consummate the Bank Merger that, immediately prior to the Effective Time, the Merger shall have been consummated.

ARTICLE X

All notices under this Plan of Merger shall be in writing and shall be deemed sufficient and duly given: (a) when delivered personally to the recipient; (b) upon confirmation of good transmission if sent by facsimile; or (c) when delivered to the last known address of the recipient (i) one business day after delivery to a reputable express courier service for next-day delivery (charges prepaid), or (ii) three days after being sent to the recipient by certified mail, return receipt requested and postage prepaid, addressed as follows:

if to WSB:                              Kevin P. Huffman
President and Chief Operating Officer
The Washington Savings Bank
4201 Mitchellville Road, Suite 200
Bowie, Maryland 20716
Fax:  (301) 352-3121

with a copy to:                      Andrew D. Bulgin, Esquire
Gordon, Feinblatt LLC
233 East Redwood Street
Baltimore, Maryland 21202
Fax:  (410) 576-4196

if to Old Line:                        Old Line Bank
1525 Pointer Ridge Place
Bowie, Maryland 20716
Attn:  James W. Cornelsen, President and CEO
Fax:  (301) 430-2531

with a copy to:                      Frank C. Bonaventure, Jr., Esquire
Ober, Kaler, Grimes & Shriver
100 Light Street
Baltimore, Maryland 21202
Fax:  (443) 263-7505

or to such other address as such party may designate by notice to the others and shall be deemed to have been given upon receipt.

ARTICLE XI

From time to time as and when reasonably requested by the Merged Bank and to the extent permitted by law and at the expense of the Merged Bank, the officers and directors of WSB and Old Line last in office shall execute and deliver such assignments, deeds and other instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in or to confirm of record or otherwise to the Merged Bank title to, and possession of, all of the property, rights, power and franchises of WSB and Old Line, including, without limitation, all rights and interests of WSB and Old Line in any fiduciary and/or custodial capacity, and otherwise to carry out the purposes of this Plan of Merger, and the proper officers and directors of the Merged Bank, as the receiving and surviving entity, are fully authorized to take any and all such action in the name of WSB and Old Line or otherwise.

ARTICLE XII

This Plan of Merger is binding upon and is for the benefit of WSB and Old Line and their respective successors and permitted assigns; provided, however, that neither this Plan of Merger nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of each other party hereto.  This Plan of Merger is not made for the benefit of any person, firm, corporation or association not a party hereto and no other person, firm, corporation or association shall acquire or have any right under or by virtue of this Plan of Merger.

ARTICLE XIII

Notwithstanding any other provision of this Plan of Merger, the parties may, by mutual agreement, terminate this Plan of Merger at any time prior to the Effective Time.  In addition, this Plan of Merger will terminate upon the termination of the Merger Agreement.

ARTICLE XIV

This Plan of Merger shall in all respects be interpreted, enforced, and governed under the laws of the State of Maryland, without regard to Maryland’s conflict-of-laws provisions, except to the extent federal law may be applicable.  The parties hereby submit to the jurisdiction and venue of the courts of Maryland, and any legal or equitable action to enforce this or any related agreements may only be brought in the circuit courts therein.

ARTICLE XV

This Plan of Merger shall constitute a plan of reorganization for the Bank Merger within the meaning of Section 368 of the Code.

ARTICLE XVI

Any term or provision of this Plan of Merger which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Plan of Merger or affecting the validity or enforceability of any of the terms or provisions of this Plan of Merger in any other jurisdiction.  If any provision of this Plan of Merger is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

ARTICLE XVII

This Plan of Merger may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The exchange of copies of this Plan of Merger and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Plan of Merger as to the parties and may be used in lieu of the original Plan of Merger for all purposes.  Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, WSB and Old Line have each caused this Plan of Merger to be executed as of the date first above written.

ATTEST:	OLD LINE BANK

By:_____________________	By: ________________________
Name: Christine M. Rush	Name: James W. Cornelsen
Title: Secretary	Title: President and Chief Executive Officer

ATTEST:	THE WASHINGTON SAVINGS BANK

By:______________________	By:_________________________
Name:____________________	Name: William J. Harnett
Title: Secretary	Title: Chairman

SCHEDULE 1

Branches, Facilities and Offices of
Old Line Bank and
The Washington Savings Bank, F.S.B.

Main Office (and Branch Office) of Old Line Bank

1525 Pointer Ridge Place, Bowie, Maryland 20716

Branch Offices of Old Line Bank

(1)           2995 Crain Highway, Waldorf, MD  20601

(2)           12080 Old Line Centre, Waldorf, MD 20602

(3)           15808 Livingston Road, Accokeek, MD 20607

(4)           2530 Riva Road, Suite 100, Annapolis, MD 21401

(5)           7175 Indian Head Highway, Bryans Road, MD 20616

(6)           22741 Three Notch Road, California, MD 20619

(7)           20990 Point Lookout Road, Callaway, MD 20620

(8)           7801 Old Branch Ave, Clinton, MD 20735

(9)           9658 Baltimore Ave. Suite 101, College Park, MD  20740

(10)           1641 MD Route 3 North, #109, Crofton, MD  21114

(11)           12740 Old Fort Road, Ft. Washington, MD 20744

(12)           12100 Annapolis Road, Suite 1, Glenn Dale MD 20769

(13)           6421 Ivy Lane, Greenbelt, MD 20770

(14)           101 Charles Street Suite 102, La Plata, MD 20646

(15)           46930 South Shangri La Drive, Lexington Park, MD 20653

(16)           691 Prince Frederick Blvd., North Prince Frederick, MD 20678

(17)           80 Holiday Drive, Solomons, MD 20688

(18)           3135 Leonardtown Road, Waldorf, MD 20601

Main Office (and Branch Office) of The Washington Savings Bank, F.S.B..

4201 Mitchellville Road, Suite 100, Bowie, MD 20716

Branch Offices of The Washington Savings Bank, F.S.B..

(1)           1669 Crofton Centre, Crofton, MD 21114

(2)           676 Old Mill Road, Millersville, MD 21108

(3)           1161 Annapolis Road, Odenton, MD 21113

(4)           3225 Crain Highway, Waldorf, MD 20603

Exhibit F

List of Exempt Securities

Pooled Small Business Administration (“SBA”) loan CUSIPs:

83162CKT9
83162CRR6
83162CRR6
83162CRS4
83162CRS4
83162CSA2

US agency debenture CUSIPs:

313375AY3
313375AZ0
313379QP7
313379S75

US Agency Mortgage Backed Securities (“MBS”) and Collateralized Mortgage Obligations (“CMO”)  CUSIPs:

3133XBRJ6
3133XCQE6
31395XYH2
31300LKS3
31403C7J4
31417YWB9
31419JUA4
36202ETW9
36202EV97

Any security that may be purchased pursuant to Section 5.1(o) of the Agreement.

FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
OLD LINE BANCSHARES, INC.
AND
WSB HOLDINGS, INC.

WHEREAS, Old Line Bancshares, Inc. (“OLB”) and WSB Holdings, Inc. (“Holdings”) have entered into an Agreement and Plan of Merger dated September 10, 2012 (the “Agreement”);

WHEREAS, OLB and Holdings intend that unless specifically defined herein, all capitalized terms in this amendment shall have the same meaning as the defined terms in the Agreement.

WHEREAS, OLB and Holdings mutually desire to amend and modify the Agreement to reflect the agreement and understanding of the parties.

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements and conditions contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, OLB and Holdings, intending to be legally bound hereby, agree as follows:

1.           Effective as of the date of this amendment, Section 2.5(b) of the Agreement is amended and restated to read as follows:

(b)           Election Procedures.  An Election Form, together with a Letter of Transmittal and instructions, shall be mailed no more than forty (40) Business Days and no less than twenty (20) Business Days prior to the anticipated Effective Date, or on such earlier date as OLB and Holdings shall mutually agree, to each holder of record of Holdings Common Stock as of such mailing date, pursuant to which Holdings Common Stockholders will:

(i)           Elect to receive the Per Share Common Stock Consideration with respect to all or a portion of their shares of Holdings Common Stock (the “Common Stock Election Shares”); or

(ii)           Elect to receive the Per Share Cash Consideration with respect to all or a portion of their shares of Holdings Common Stock (the “Cash Election Shares”).

OLB and Holdings shall each use their reasonable efforts to make the Election Form available to all persons who become holders of Holdings Common Stock during the period between the mailing date of the Election Form and Letter of Transmittal and the Election Deadline.  Any Holdings Common Stockholder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, a properly completed and signed Election Form, together with a properly completed Letter of Transmittal and such other documents as may reasonably be required by OLB or the Exchange Agent, accompanied by the Holdings Certificate(s) to which such Election Form and Letter of Transmittal relates, in form acceptable for transfer (or by an appropriate guarantee of delivery of such Holdings Certificate(s) as set forth in such Election Form from a firm which is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) provided that such Holdings Certificate(s) are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery).  If a holder of Holdings Common Stock (i) does not submit a properly completed Election Form and Letter of Transmittal before the Election Deadline, (ii) revokes an Election Form and Letter of Transmittal prior to the Election Deadline and does not resubmit a properly completed Election Form and Letter of Transmittal prior to the Election Deadline, or (iii) otherwise fails to make an Election pursuant to Section 2.8(b) of this Agreement, then the shares of Holdings Common Stock held by such holder shall be designated “No-Election Shares.”  Nominee record holders who hold Holdings Common Stock on behalf of multiple beneficial owners shall be required to indicate how many of the shares held by them are Common Stock Election Shares, Cash Election Shares and No-Election Shares.

For purposes of this Section 2.5, any Objecting Holdings Shares shall be deemed to have elected Cash Election Shares.

2.           Effective as of the date of this amendment, Section 2.9(b) of the Agreement is amended and restated to read as follows:

(b)           OLB shall include, or shall cause the Exchange Agent to include, in the mailing to holders of record of Holdings Common Stock described in Section 2.5(b), a letter of transmittal and instructions for use in effecting the surrender of the Holdings Certificates in exchange for the Merger Consideration (the “Letter of Transmittal”).

3.           The parties further agree that this amendment is an amendment within the meaning of Section 8.3 of the Agreement, and that this amendment complies with the terms and provisions thereof.

4.           Except as provided in this amendment, all terms and conditions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed thereon this___ day of November, 2012.

ATTEST:	OLD LINE BANCSHARES, INC.

By: __________________	By: _____________________
Christine M. Rush	James W. Cornelsen
Secretary	President and Chief Executive Officer

ATTEST:	WSB HOLDINGS, INC.

By: __________________	By: _____________________
Kevin P. Huffman	William J. Harnett
President	Chairman

ANNEX B

OPINION OF AMBASSADOR FINANCIAL GROUP, INC.

Board of Directors	September 10, 2012
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland 20716

Dear Members of the Board,

This letter sets forth Ambassador Financial Group, Inc.’s (“Ambassador”) Opinion as to the fairness from a financial point of view to the shareholders of Old Line Bancshares, Inc. (“OLB”) of Bowie, Maryland, of OLB’s acquisition of all of the outstanding common stock of WSB Holdings, Inc. (“Holdings”) of Bowie, Maryland, for aggregate consideration of $49 million to be paid $17 million in cash consideration (35%) and $32 million (65%) in stock consideration based on the closing price of OLB common stock (NASDAQ: OLBK) on September 7, 2012.

The aggregate consideration may be adjusted if certain events occur.   These events include net operating losses, asset quality adjustments, valuation of certain investment securities and merger expenses in excess of a set amount.  Absent any adjustment, the per share stock consideration is based on an exchange ratio of 0.5608 and the per share cash consideration is $6.09 per share.

In opining as to the fairness of OLB’s offer, it had to be determined if OLB common stock to be exchanged for Holding common stock is fairly valued.  Fair value is defined as the price at which the shares of OLB or Holdings common stock would change hands between a willing seller and a willing buyer with each having a reasonable knowledge of the relevant facts.

In determining a fair value of OLB common stock, the primary emphasis was on the pricing of comparable banks supported by various other analyses, including, a discounted dividends analysis.

In determining the fair value of WSB, the primary emphasis was on a comparable transaction analysis.  Primary emphasis was given to prices paid relative to capital for banking institutions that had financial and market characteristics similar to that of WSB.  Adjustments were then considered relative to the differences between Holdings and the comparable transactions.  Other analyses were utilized as appropriate.

Additionally, in rendering our Opinion, we:

❖	Reviewed and analyzed the Agreement and Plan of Merger.

❖
Reviewed Holdings’ audited consolidated balance sheets as of December 31, 2011 and 2010 and related audited consolidated statements of income, statements of changes in stockholders equity and statements of cash flows for the fiscal years ending December 31, 2011 and 2010.

❖	Reviewed Holdings’ Annual Reports on form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2012 and March 31, 2012.

❖	Reviewed OLB’s Annual Reports on form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2012 and March 31, 2012.

❖	Reviewed and analyzed other publicly available information regarding OLB and Holdings.

❖	Reviewed certain non-public information including business plans, financial projections and third party loan reviews regarding Holdings.

❖	Reviewed certain non-public information including business plans and financial projections regarding OLB.

❖	Reviewed recent reported stock prices and trading activity of OLB and Holdings common stock.

❖	Discussed past and current operations, financial condition and future prospects of each company with senior executives of OLB and Holdings.

❖	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis.

❖	Conducted other analyses and reviewed other information we considered necessary or appropriate.

❖	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering our Opinion, we also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information, projections and forecasts provided by OLB and Holdings (“Materials Received”).  In particular, we relied upon the results of OLB’s review of the Holdings’ loan portfolio and discussions of the results and projections with executive management of OLB.  Ambassador does not assume any responsibility for the accuracy, reasonableness and completeness of the Materials Received.

In addition to the Material Received by Ambassador from OLB and Holdings, we also relied on some publicly available information.  All of the data is believed to be reliable, but the completeness and the accuracy of such information cannot be guaranteed and Ambassador did not independently verify the information, with the exception of valuing certain fixed-income securities held in the investment portfolio of Holdings.

In valuing these fixed-income securities, Ambassador relied solely on the information provided by Holdings, with the exception of market value.  Ambassador determined the market values of these fixed-income securities based on its own in-house models as well as pricing indications from independent broker-dealers that trade in fixed-income securities.

This Opinion is based on conditions as they existed, and the information we received, as of the date of this Opinion.  Ambassador does not have any obligation to update, revise or reaffirm this opinion.  Ambassador did not attribute any particular weight to any analysis or factor, and believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the underlying process and conclusions.  Any analysis such as those undertaken, are subject to uncertainties and contingencies all of which are difficult to predict and are beyond the control of Ambassador.

Ambassador expressed no opinion with respect to the amount or nature of any compensation to officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration paid in the merger or with respect to the fairness of such compensation and Ambassador expressed no opinion as to the price at which OLB common stock or Holdings common stock will trade at any future time.

Ambassador’s fairness committee approved the issuance of this fairness opinion letter.

Ambassador acted as OLB’s financial advisor in this transaction; has received a portion of its fee for its engagement; will receive a portion of its fee upon the execution of a definitive agreement; and the remainder of its fee contingent upon the closing of the transaction.

During the past two years, Ambassador has received compensation from OLB for investment banking and fixed-income trading.  At the time of issuance of this opinion, no other services have been contracted, but Ambassador expects to continue to perform similar services in the future.  During the past two years, Ambassador has not received any compensation from Holdings.

Based on the foregoing, our experience, and other factors we deemed relevant, it is our opinion that as of the date hereof that OLB’s acquisition of all of the outstanding common stock of Holdings, in exchange for OLB common stock, which is fairly valued, and cash, is fair to the shareholders of OLB from a financial point of view.

Respectfully submitted,

Ambassador Financial Group, Inc.

ANNEX C
OPINION OF RP® FINANCIAL, LC.

RP® FINANCIAL, LC.
Advisory | Planning | Valuation
September 10, 2012

Board of Directors
WSB Holdings, Inc.
4201 Mitchellville Road
Suite 200
Bowie, MD 20716

Members of the Board:

You have requested RP® Financial, LC. (“RP Financial”) to provide you with its opinion as to the fairness from a financial point of view to the shareholders of WSB Holdings, Inc. (“WSB”), the holding company for Washington Savings Bank, F.S.B. (the Bank) of the aggregate consideration pursuant to the Agreement and Plan of Merger (the “Agreement”), dated September 10, 2012, by and among WSB and Old Line Bancshares, Inc. (“OLBK”), Bowie, Maryland.  As detailed in the Agreement, WSB will merge with and into OLBK, and the Bank will merge with and into Old Line Bank, the wholly-owned subsidiary of OLBK.  OLBK and Old Line Bank will be the surviving institutions (the “Merger”).  The Agreement, inclusive of exhibits, is incorporated herein by reference.  Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

Summary Description of Merger Consideration

At the Effective Time, each shareholder of WSB that owns WSB common stock issued and outstanding immediately prior to the Effective Time shall have the right to receive $6.09 in cash or 0.5608 shares of OLBK common stock for each share of WSB common stock owned, provided that 2,792,794 WSB shares receive cash in the aggregate of $17,009,212, and the remainder of WSB shares are exchanged for OLBK common stock pursuant to the exchange ratio of .5608 OLBK common shares for each common share of WSB (the “Merger Consideration”).  The other terms and conditions of the Agreement are more fully set forth in the Agreement.

RP Financial Background and Experience

RP Financial, as part of its financial institution valuation and financial advisory practice, is regularly engaged in the valuation of federally-insured depository institution securities in connection with mergers and acquisitions, initial and secondary stock offerings, mutual-to-stock conversions of thrift institutions, and business valuations for financial institutions for other purposes.  As specialists in the valuation of securities and providing financial advisory services to insured financial institutions, RP Financial has experience in, and knowledge of, the markets for the securities of such institutions nationwide.

Materials Reviewed

In rendering this opinion, RP Financial reviewed or considered the following materials or information:  (1) the Agreement, as reviewed by the WSB board on September 10, 2012, and certain exhibits; (2) the following financial information for WSB and/or OLBK – (a) the annual audited financial statements for the fiscal year ended 2011, as presented in 10K filings; (b) historical publicly-available financial information as published by SNL Financial, Inc.; (c) June 30, 2012 financial information contained in 10Qs; (d) internally prepared budget information for WSB; (e) stock price history for OLBK and WSB during past twelve months; (f) OLBK financial information versus a peer group of comparable publicly-traded institutions; (3) the financial terms of other recently completed and pending acquisitions of regionally- and nationally-based banks and thrifts with similar characteristics as WSB; (5) the estimated pro forma financial benefits of the Merger to WSB shareholders; and (6) in person interviews with senior executives of both institutions and key board members of WSB.

Washington Headquarters 3 Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Board of Directors
September 10, 2012

In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning WSB and OLBK furnished by the respective institutions to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and competitive, economic and demographic data.  We have further relied on the assurances of management of WSB and OLBK that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.  We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any such responsibility or liability for the accuracy or completeness thereof.  WSB did not restrict RP Financial as to the material it was permitted to review.  RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities, the collateral securing the assets or the liabilities (contingent or otherwise) of WSB or OLBK or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals.  We did not make an independent evaluation of the adequacy of the allowance for loan losses of WSB or OLBK nor have we reviewed any individual credit files relating to WSB or OLBK.

RP Financial, with your consent, has relied upon the advice WSB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Agreement and other transactions contemplated by the Agreement.  In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on WSB that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.  We have also assumed that there has been no material change in WSB or OLBK’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statement made available to us.  We have assumed in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the convenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived.

Opinion

It is understood that this letter is directed to the Board of Directors of WSB in its consideration of the Agreement, and does not constitute a recommendation to any shareholder of WSB as to any action that such shareholder should take in connection with the Agreement, or otherwise.  Our opinion is directed only to the fairness of the Merger Consideration to the current holders of WSB common stock from a financial point of view as of the date of the Agreement.

It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.  Events occurring after the date hereof could materially affect this opinion.  We are expressing no opinion herein as to the prices at which OLBK common stock may trade at any time.

We will receive a fee for our fairness opinion services.  WSB has agreed to indemnify us against certain liabilities arising out of our engagement.  We have previously provided certain other, planning and financial advisory services to WSB.

It is understood that this opinion may be included in its entirety in any communication by WSB or its Board of Directors to the stockholders of WSB.  It is also understood that this opinion may be included in its entirety in any regulatory filing by WSB, and that RP Financial consents to the summary of this opinion in the proxy materials of WSB, and any amendments thereto.  Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.

C-2

Board of Directors
September 10, 2012

Based upon and subject to the foregoing, and other such matters we consider relevant, it is RP Financial’s opinion that, as of the date hereof, the Merger Consideration to be received by the holders of WSB Common Stock, as described in the Agreement, is fair to such shareholders from a financial point of view.

Respectfully submitted,
RP® FINANCIAL, LC.

C-3

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Delaware Code, Chapter 8

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

Section 2-418 of the Maryland General Corporation Law establishes provisions that a corporation may (and, unless otherwise provided in the corporation’s charter, if the party to be indemnified is successful on the merits or otherwise, must) indemnify any director or officer made party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of service in the capacity of a director or officer, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such proceeding, unless it is proved that (a) the act or omission for which the director or officer seeks indemnification was material to the matter giving rise to the action, suit or proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  If the proceeding is a derivative suit in favor of the corporation, indemnification may not be made in any proceeding in which the director or officer is adjudged to be liable to the corporation.  The statute also provides for indemnification of directors and officers by court order.

The Registrant’s Articles of Amendment and Restatement (the “Charter”) provide for indemnification and the advancement of expenses for any person who is serving or has served as a director or officer of the Registrant to the fullest extent permitted under the Maryland General Corporation Law.

The rights of indemnification provided in the Registrant’s Charter are not exclusive of any other rights which may be available under any insurance or other agreement, by resolution of stockholders or disinterested directors or otherwise.

The Registrant maintains officers’ and directors’ liability insurance in the amount of $15 million.

Item 21.  Exhibits

(a) Exhibits.  The following exhibits are filed or furnished herewith or incorporated by reference:

2.1
Agreement and Plan of Merger by and between Old Line Bancshares, Inc. and WSB Holdings, Inc., dated as of September 10, 2012, and Amendment No. 1 thereto (attached as Annex A to the joint proxy statement/prospectus that is part of this Registration Statement)

3.1(A)	Articles of Amendment and Restatement of Old Line Bancshares, Inc.
3.1.1(L)	Articles of Amendment of Old Line Bancshares, Inc.
3.1.2(L)	Articles of Amendment of Old Line Bancshares, Inc.
3.2(A)	Amended and Restated Bylaws of Old Line Bancshares, Inc.
3.2.1(B)	Amendment to the Amended and Restated Bylaws of Old Line Bancshares, Inc.
3.2.2 (C)	Second Amendment to Amended and Restated Bylaws of Old Line Bancshares, Inc.
4(A)	Specimen Stock Certificate for Old Line Bancshares, Inc.
5.1**	Opinion of Ober, Kaler, Grimes & Shriver, a Professional Corporation, as to the legality of the Common Stock
8.1**	Opinion of Gordon Feinblatt LLC regarding certain U.S. tax consequences of the merger
10.1(W)	Amended and Restated Executive Employment Agreement between Old Line Bank and James W. Cornelsen dated January 28, 2011
10.2.(D)*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and James W. Cornelsen dated as of January 1, 2012
10.2.1(I)*	Second Amendment to Amended and Restated Employment Agreement between Old Line Bank and James W. Cornelsen dated April 30, 2012
10.3(K)*	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.4(O) *	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and James W. Cornelsen

10.5(K) *	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and James W. Cornelsen
10.6(O) *	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and James W. Cornelsen
10.7(W)*	Amended and Restated Executive Employment Agreement dated January 28, 2011 between Old Line Bank and Joseph Burnett
10.8(D)*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and Joseph Burnett dated as of January 1, 2012
10.9(K) *	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Joseph Burnett
10.10(O) *	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and Joseph Burnett
10.11(K) *	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Joseph Burnett
10.12(O) *	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and Joseph Burnett
10.13(W)*	Amended and Restated Executive Employment Agreement dated January 28, 2011 between Old Line Bank and Christine M. Rush
10.14*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and Christine M. Rush dated as of January 1, 2012
10.15(K) *	Salary Continuation Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.16(O) *	First Amendment dated December 31, 2007 to the Salary Continuation Agreement between Old Line Bank and Christine Rush
10.17(K) *	Supplemental Life Insurance Agreement dated January 3, 2006 between Old Line Bank and Christine M. Rush
10.18(O) *	First Amendment dated December 31, 2007 to the Supplemental Life Insurance Agreement between Old Line Bank and Christine Rush
10.19(E) *	2004 Equity Incentive Plan
10.20(G) *	Form of Incentive Stock Option Agreement for 2004 Equity Incentive Plan
10.21(X) *	Form of Nonqualified Stock Option Agreement for 2004 Equity Incentive Plan
10.22(U) *	Form of Restricted Stock Agreement for the 2004 Equity Incentive Plan
10.23(G) *	Old Line Bancshares, Inc. and Old Line Bank Director Compensation Policy
10.24(F)
Operating Agreement for Pointer Ridge Office Investment, LLC among J. Webb Group, Inc., Michael M. Webb, Lucente Enterprises, Inc., Chesapeake Custom Homes, L.L.C. and Old Line Bancshares, Inc., all as Members and Chesapeake Pointer Ridge Manager, LLC

10.25(H)*	Incentive Plan Model and Stock Option Model
10.26(N)	Deed of Trust note dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.27(N)	Completion Guaranty Agreement dated November 3, 2005 between Pointer Ridge Office Investment, LLC and Manufacturers and Traders Trust Company.
10.28(L)	Indemnity Agreement between Old Line Bancshares, Inc. and Prudential Mortgage Capital Company, LLC dated August 25, 2006.
10.29(S)
Third Amendment To Operating Agreement For Pointer Ridge Office Investment, LLC by and between Old Line Bancshares, Inc. J. Webb, Inc., Michael M. Webb Revocable Trust, and Lucente Enterprises, Inc. dated as of November 1, 2008

10.30(Z)*	Old Line Bancshares, Inc. 2010 Equity Incentive Plan
10.31(Z) *	Form of Restricted Stock Agreement under 2010 Equity Incentive Plan
10.32(Z) *	Form of Non-Qualified Stock Option Grant Agreement under 2010 Equity Incentive Plan
10.33(Z) *	Form of Incentive Stock Option Grant Agreement under 2010 Equity Incentive Plan
10.34(W)*	Employment Agreement dated January 28, 2011 between Old Line Bank and Sandra F. Burnett
10.35(D)*	First Amendment to Amended and Restated Employment Agreement between Old Line Bank and Sandra F. Burnett dated as of January 1, 2012

10.36(W)*	Salary Continuation Plan Agreement (2010 Plan) by and between Old Line Bank and Sandra Burnett dated as of February 14, 2011
10.37(P)*	Non-Compete Agreement by and between Old Line Bancshares, Inc. and G. Thomas Daugherty dated April 11, 2011
10.38(J)	Agreement of by and between Lease Between Pointer Ridge Office Investments LLC, a Maryland Limited Liability Company (Landlord) and Old Line Bank (Tenant) dated December 29, 2011 (Suite 101)
10.39(J)	Agreement of by and between Lease Between Pointer Ridge Office Investments LLC, a Maryland Limited Liability Company (Landlord) and Old Line Bank (Tenant) dated December 29, 2011 (Suite 301)
10.40(M)*	Salary Continuation Plan Agreement (2012-A Plan) by and between Old Line Bank and James W. Cornelsen dated as of October 1, 2012, and form of Change in Control Benefit Election Form thereunder
10.41(M)*	Salary Continuation Plan Agreement (2012-B Plan) by and between Old Line Bank and James W. Cornelsen dated as of October 1, 2012, and form of Change in Control Benefit Election Form thereunder
10.42*	Salary Continuation Plan Agreement (2010 Plan) by and between Old Line Bank and James W. Cornelsen dated as of February 26, 2010
10.43*	Salary Continuation Plan Agreement (2010 Plan) by and between Old Line Bank and Joseph E. Burnett dated as of February 26, 2010
10.44*	Salary Continuation Plan Agreement (2010 Plan) by and between Old Line Bank and Christine M. Rush dated as of February 26, 2010
21(A)	Subsidiaries of Registrant
23.1**	Consent of Ober, Kaler, Grimes & Shriver, a Professional Corporation (contained in the opinion included as Exhibit 5.1)
23.2	Consent of Rowles & Company, LLP
23.3	Consent of Stegman & Company
23.4**	Consent of Gordon Feinblatt LLC (contained in the opinion included in Exhibit 8.1)
23.5	Consent of Ambassador Financial Group, Inc.
23.6	Consent of RP® Financial, LC.
24.1	Power of Attorney (included on signature page)
99.1**	Form of Old Line Bancshares, Inc. Proxy Card
99.2**	Form of WSB Holdings, Inc. Proxy Card
101^ Interactive Data Files pursuant to Rule 405 of Regulation S-T

** To be filed by amendment.

*   Management compensatory plan, contract or arrangement.
^   Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(A)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Registration Statement on Form 10-SB, as amended, under the Securities Exchange Act of 1934, as amended (File Number 000-50345).

(B)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on March 24, 2011.

(C)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Quarterly Report on Form 10-Q filed on August 10, 2012.

(D)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Annual Report on Form 10-K filed on March 30, 2012.

(E)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Registration Statement on Form S-8, under the Securities Act of 1933, as amended (Registration Number 333-116845).

(F)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Quarterly Report on Form 10-QSB filed on November 8, 2004.

(G)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on January 5, 2005.

(H)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Quarterly Report on Form 10-QSB filed on August 10, 2005.

(I)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Quarterly Report on Form 10-Q filed on May 11, 2012.

(J)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on January 4, 2012.

(K)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on January 6, 2006.

(L)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Quarterly Report on Form 10-QSB filed on November 9, 2006.

(M)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on October 4, 2012.

(N)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Annual Report on Form 10-KSB filed on March 28, 2006.

(O)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on January 7, 2008.

(P)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Quarterly Report on Form 10-Q filed on August 15, 2011.

(Q)           Previously filed by Old Line Bancshares, Inc. as a part of, and incorporated by reference from, Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on February 2, 2010.

(S)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Current Report on Form 8-K filed on November 19, 2008.

(T)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Current Report on Form 8-K, filed on December 5, 2008.

(U)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Current Report on Form 8-k filed on January 28, 2010.

(V)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Annex A to Old Line Bancshares, Inc.’s Registration Statement on Form S-4 under the Securities Act of 1933, as amended (Registration Number 333-170464).

(W)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Annual Report on Form 10-K filed on March 30, 2011.

(X)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Old Line Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 27, 2009.

(Z)           Previously filed by Old Line Bancshares, Inc. as part of, and incorporated by reference from Appendix A to Old Line Bancshares, Inc.’s Proxy Statement on Schedule 14A, filed with the Commission on April 19, 2010.

(b)           Financial Statement Schedules.

None.

(c)           Reports, Opinions and Appraisals.

Opinion of Ambassador Financial Group, Inc. (furnished as Annex B to the prospectus)

Opinion of RP Financial L.C. (furnished as Annex C to the prospectus)

Item 22.  Undertakings

(a)           The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.
The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

6.
The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)           The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Bowie, State of Maryland, on November 13, 2012.

OLD LINE BANCSHARES, INC.

By: /s/ James W. Cornelsen
James W. Cornelsen,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James W. Cornelsen as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.  This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/James W. Cornelsen	Director, President and
James W. Cornelsen	Chief Executive Officer	November 13, 2012
(Principal Executive Officer)

Executive Vice President,
/s/Christine M. Rush	Chief Financial Officer	November 13, 2012
Christine M. Rush	and Secretary (Principal Accounting
and Financial Officer)

/s/ Craig E. Clark	Director and
Craig E. Clark	Chairman of the Board	November 13, 2012

/s/ Frank Lucente, Jr.	Director, Vice Chairman	November 13, 2012
Frank Lucente, Jr.

/s/ Daniel W. Deming	Director	November 13, 2012
Daniel W. Deming

/s/ James F. Dent	Director	November 13, 2012
James F. Dent

/s/ George Thomas Daugherty	Director	November 13, 2012
George Thomas Daugherty

/s/ Andre' J. Gingles	Director	November 13, 2012
Andre' J. Gingles

/s/ Gail D. Manuel	Director	November 13, 2012
Gail D. Manuel

/s/ John D. Mitchell, Jr.	Director	November 13, 2012
John D. Mitchell, Jr.

/s/ Gregory S. Proctor, Jr.	Director	November 13, 2012
Gregory S. Proctor, Jr.

/s/ Jeffrey A. Rivest	Director	November 13, 2012
Jeffrey A. Rivest

Director
Suhas R. Shah

/s/ John M. Suit, II	Director	November 13, 2012
John M. Suit, II

/s/ Frank E. Taylor, Jr.	Director	November 13, 2012
Frank E. Taylor, Jr.